Form 10-K405, Exhibit 13
period 1995-04-30
AMERICAN WOODMARK CORP
filed 1995-07-17
CIK 794619

M I S S I O N   S T A T E M E N T



                       CREATING VALUE THROUGH PEOPLE


WHO WE ARE

American Woodmark is an organization of employees and shareholders who have combined their resources to pursue a common goal.

WHAT WE DO

Our common goal is to create value by providing kitchens and baths "of pride" for the American family.

WHY WE DO IT

We pursue this goal to earn a profit, which allows us to reward our shareholders and employees and to make a contribution to our society.

HOW WE DO IT

Four principles guide our actions:

     Customer Satisfaction - Providing the best possible quality, service and value to the greatest number of people. Doing whatever is reasonable, and sometimes unreasonable, to make certain that each customer's needs are met each and every day.

     Integrity - Doing what is right. Caring about the dignity and rights of each individual. Acting fairly and responsibly with all parties. Being a good citizen in the communities in which we operate.

     Teamwork - Understanding that we must all work together if we are to be successful. Realizing that each individual must contribute to the team to remain a member of the team.

     Excellence - Striving to perform every job or action in a superior way. Being innovative, seeking new and better ways to get things done. Helping all individuals to become the best that they can be in their jobs and careers.

ONCE WE'VE DONE IT

When we achieve our goal good things happen: sales increase, profits are made, shareholders and employees are rewarded, jobs are created, our communities benefit, we have fun, and our customers are happy and proud - with a new kitchen or bath from American Woodmark.

     Table of Contents


     Company Profile                                               2

     Market Information                                            2

     Financial Highlights                                          2

     President's Letter                                            3

     Five Year Selected Financial Information                      5

     Today's Success:  Our First Step For Tomorrow                 6

     Management's Discussion and Analysis                         12

     Financial Statements                                         17

     Notes to Financial Statements                                20

     Management's Report                                          27

     Report of Independent Auditors                               27

     Board of Directors and Executive Officers                    28

     Corporate Information                                        29

                                COMPANY PROFILE


     American Woodmark Corporation
manufactures and distributes kitchen
cabinets and vanities for the remodeling and new home construction markets. The
Company operates seven manufacturing
facilities located in Arizona, Georgia,
Virginia, and West Virginia, and six
service centers across the country.
     American Woodmark Corporation was
formed in 1980 and became a public company through a Common Stock offering in July, 1986.
     The Company offers almost 100 cabinet
lines in a wide variety of designs,
materials, and finishes. Its products are sold on a national basis through a network of independent distributors and directly to home centers, major builders and home manufacturers. Approximately 60% of its sales during fiscal year 1995 were to the remodeling market and 40% to the new home market.
     The Company is one of the five
largest manufacturers of kitchen cabinets in the United States.

                               MARKET INFORMATION

     American Woodmark Corporation no par
value Common Stock is traded on the NASDAQ
Over-the-Counter market under the AMWD
symbol.  On April 30, 1995, there were
7,551,109 shares of stock outstanding.
     Market price ranges for the Company's
Common Stock are set forth below (prior
stock prices have been restated for a 10%
Common Stock dividend in September 1993).

                           Fiscal Years Ended April 30
Quarter Ended               1995                  1994
                         Market Price          Market Price
                         High     Low          High     Low

July 31                 $6.00    $4.88        $4.32    $3.86
October 31              $6.38    $5.25        $4.63    $3.25
January 31              $5.75    $4.50        $4.88    $3.13
April 30                $6.25    $5.38        $7.50    $4.50

     As of April 30, 1995, there were
approximately 3,100 stockholders of the
Company's Common Stock.  Included are
approximately 75% of the Company's
employees who are stockholders through the American Woodmark Stock Ownership Plan.
For information regarding dividends, see
Notes E and F to the Financial Statements.

                              FINANCIAL HIGHLIGHTS



(in thousands, except per share data)           Years Ended April 30
                                        1995             1994          1993
OPERATIONS

Net sales                           $197,351        $ 171,343          $167,250
Operating income                      10,154            5,423             1,640
Income (loss) before income taxes      8,822            3,523              (726)
Net income (loss)                      5,356            2,176              (474)
Net income (loss) per share         $    .71        $     .29          $   (.06)
Average shares outstanding -- Note F   7,544            7,529             7,527


FINANCIAL POSITION

Working capital                     $ 14,162        $   9,732          $  6,496
Total assets                          74,408           72,321            78,453
Long-term debt                        15,534           18,334            21,470
Stockholders' equity                $ 31,801        $  26,376          $ 24,186
Long-term debt to equity ratio            49%              70%               89%

PRESIDENT'S LETTER


To Our Shareholders:
     Fiscal 1995 was a very good year for American Woodmark. We achieved record sales and earned a net profit of $5,356,000 or $.71 per share, including an after-tax charge of $313,000 or $.04 per share for restructuring costs. We improved year-over-year income performance in each reporting period and for the full year provided a return on average shareholders' equity of 18.4%.
     Net sales increased 15% to $197.4 million from $171.3 million the previous year. Sales gains occurred as a result of our strong market position with the leaders in the home center industry, the continued growth of our Timberlake brand with distributors and builders, and our innovative product offering and service programs. Over the past three years, sales have grown at a compounded rate of 13% per year.
     During fiscal 1995, we focused on improving our sales mix, managing material costs, improving productivity and gaining leverage on our overhead expenses. As a result of these activities, gross margin as a percent of net sales improved to 23.5% from 21.4% the prior year. Continuing efforts in these areas should further improve margins in the future.
     Following the trend of the last few years, the Company ended the year with an improved financial position through an even stronger balance sheet. Total debt was reduced by $5.2 million to $18.3 million. Over the past three years, total debt has been reduced by over $21 million dollars while retained earnings increased by over $7 million. Long-term debt to total capital declined to 33% at year end. We were successful in holding the combination of receivables and inventory levels constant even though we had higher sales.
Our financial strength will enable us to more aggressively pursue promising market opportunities and high return cost savings projects.
     At the end of the fiscal year, Don Mathias, a founder of American Woodmark and our Vice President of Assembly & Distribution, retired. Don worked in our business for over 30 years in a variety of capacities, starting with Raygold Industries in 1963. In May, Don was honored by receiving a lifetime achievement award from the Kitchen Cabinet Manufacturers Association. On behalf of all employees, officers and directors, I would like to thank Don for his many contributions over the years and wish him well in his retirement. Don will continue to provide valuable counsel as a Director of the Company.
     During the year, Jake Gosa and Martha Dally joined our Board of Directors. Jake is the Executive Vice President of the Company and has been an officer since 1991. Martha is the Executive Vice President - Personal Products for Sara Lee Corporation. I look forward to the contributions of both Jake and Martha in their new roles.
     In 1989, we created our "1995 Vision" which initiated a six year journey to transform American Woodmark from a single brand supplier with a limited product line to an organization capable of providing extensive variety across multiple brands. The path we chose was difficult, and we experienced a number of setbacks along the way, but I am now very pleased to say that this "Vision" has been achieved. For the first time in several years, we have earned a reasonable return for our shareholders. Your patience and support have been critical in successfully returning the Company to a position of financial strength.
     In closing, I would like to thank all of our employees for their commitment and contribution to our success. Our challenge is to build on the foundation we have created, to help our customers grow and to share our future successes with our stockholders, employees and communities.

                    FIVE YEAR SELECTED FINANCIAL INFORMATION

                                                Years Ended April 30
                                      1995     1994     1993     1992    1991

FINANCIAL STATEMENT DATA
(in millions, except per share data)
  Net sales                           $197.4   $171.3   $167.3   $137.4  $149.8
  Income (loss) before income taxes      8.8      3.5      (.7)    (6.5)   (4.2)
  Net income (loss)                      5.4      2.2      (.5)    (4.0)   (2.6)
  Net income (loss) per share (1)        .71      .29     (.06)    (.54)   (.34)
  Depreciation and amortization expense  7.8      7.2      6.8      5.6     5.5
  Restructuring costs                     .5      1.0      1.1       --      --
  Total assets                          74.4     72.3     78.5     82.3    78.9
  Long-term debt                        15.5     18.3     21.5     25.1    24.6
  Stockholders' equity                  31.8     26.4     24.2     24.7    28.7
  Average shares outstanding (1)         7.5      7.5      7.5      7.5     7.5

PERCENT OF SALES

  Gross profit                          23.5%    21.4%    18.2%    19.2%   19.6%
  Sales, General and Administrative
    expenses                            18.1     17.6     16.5     22.1    20.3
  Restructuring costs                     .3       .6       .6       --      --
  Income (loss) before income taxes      4.5      2.1      (.4)    (4.7)   (2.8)
  Net income (loss)                      2.7      1.3      (.3)    (2.9)   (1.7)


RATIO ANALYSIS

  Current ratio                          1.6      1.4      1.2     1.3      1.8
  Inventory turnover (2)                11.0      8.5      7.0     5.3      6.0
  Percentage of capital:
   (LTD & equity)
     Debt                               32.8%    41.0%    47.0%   50.5%    46.2%
     Equity                             67.2     59.0     53.0    49.5     53.8
  Return on equity (Average %)          18.4      8.6     (1.9)  (15.2)    (8.5)
  Collection period-days (3)            34.7     37.2     36.4    37.7     37.8



(1) The weighted average of common shares has been retroactively restated to reflect a 10% stock dividend issued in September 1993. See Notes A and F to the Financial Statements.

(2)  Based on average of beginning and ending Inventory.

(3) Based on ratio of monthly average Accounts Receivable to average sales per day.

                              AMERICAN WOODMARK
               TODAY'S SUCCESS:  OUR FIRST STEP FOR TOMORROW

  The end of the 1995 fiscal year marks the completion of our "1995 Vision", the six year plan launched in 1989. Closing this chapter in the history of American Woodmark provides an opportunity to take stock of how far we have come and to look forward to the challenges and opportunities that lie ahead.

The 1995 Vision

  We developed the 1995 Vision to create a company with the strength and flexibility to compete in a rapidly changing world. The journey has been even more challenging than we imagined back in 1989, but we take pride in what we have accomplished.

  During fiscal 1995, the major elements of the 1995 Vision came together to produce a solid performance. All of our key business indicators improved from fiscal 1994. The implementation of our Vision has provided us with several advantages.

     Customer relationships in key markets are extremely strong. American Woodmark is the preferred supplier of stock cabinets with our major customers.

     Our innovative products and differentiated brands allow American Woodmark to meet the unique needs of home centers, distributors and builders.

     Advanced technology has simplified our products, enhanced quality and improved margins.

     Our new service platform assures an outstanding level of on-time delivery at lower cost.

     The overall financial position of the Company has improved dramatically with a lower breakeven point, the retirement of debt and the permanent reduction in the level of working capital required to effectively operate our business.

  The men and women of American Woodmark, working with our customers and suppliers, have come a long way since 1989. We are a more competitive company with a foundation to take advantage of the opportunities that lay ahead.

The Future

  The world we live in today is vastly different than the world of even a decade ago, and the pace of change may even be accelerating. The successful companies of tomorrow will have the ability to adapt rapidly to new realities. A reality we anticipate for American Woodmark in which:

     End consumers will be more informed and make more educated choices;

     Industry competition will focus on delivering total value to the end consumer through variety, product quality and superior service;

     Our direct customers will continue to look for innovative suppliers who understand and support their business;

     The needs of our customer and the end consumer will change rapidly, requiring virtually immediate response;

     The current line between customer, supplier and vendor will gradually disappear, with all participating in delivering value to the end consumer;

     The potential shortage of qualified, skilled individuals, combined with the sophistication required to manage effort in an even more complex world, will place a premium on productivity;

     Social institutions may struggle to keep pace. The private sector must be prepared to assume a greater role, especially in education of the work force; and

     Companies that are open to new ideas, that drive innovation and that spark break-through thinking will create competitive advantages.

  In order to remain competitive and to fulfill our Mission Statement, we are in the process of creating a new six year vision. The "2001 Vision" will further enhance our partnerships with customers, suppliers and the communities in which we live and work. It will involve even greater flexibility in manufacturing and service systems. We will employ effective information technology to increase our productivity and the speed with which we respond to the changing demands of the marketplace.

  Most importantly, this new vision will create an environment at American Woodmark that:

     Promotes and rewards innovative and revolutionary thinking in service of the customer;

     Provides our employees with the opportunity and tools to invest in their personal and professional growth;

     Utilizes a management approach that recognizes the individual talents of each employee and combines these talents in focused teams; and

     Links each individual, our organization, our vendors and our customers together in mutual prosperity and growth.

Through this environment and culture, we will create a significant and sustainable competitive advantage for American Woodmark.

  The 1995 Vision has fundamentally changed the way in which American
Woodmark approaches the marketplace. We have come a long way since 1989. As we look towards the turn of the century, there are many more challenges ahead. Building on the success of the last six years, we look forward to that continuing challenge.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
   The following table sets forth certain income and expense items as a percentage of net sales.

                                                Percentage of Net Sales
                                                  Years Ended April 30

                                               1995        1994      1993

       Net sales                              100.0%      100.0%    100.0%
       Cost of sales and distribution          76.5        78.6      81.8
       Gross profit                            23.5        21.4      18.2
       Selling and marketing expenses          12.0        12.0      11.3
       General and administrative expenses      6.1         5.6       5.2
       Restructuring costs                       .3          .6        .6
       Operating income                         5.1         3.2       1.0
       Interest expense                          .7         1.1       1.4
       Income (loss) before income taxes        4.5         2.1       (.4)

       Provision (benefit) for income taxes     1.8          .8       (.1)

       Net income (loss)                        2.7         1.3       (.3)

FISCAL YEAR 1995 COMPARED TO FISCAL
YEAR 1994

     Fiscal 1995 net sales of $197.4 million increased 15.2% from $171.3 million the prior year. A general price increase was implemented during the year to recover rising material costs. Average unit prices increased as the result of the price increase and a shift towards the upper-end of the Company's broad stock product offering.
     Overall unit volume increased 8.2%, with increases across all three market channels. The volume increase in the Home Center channel was attributed to both strong remodeling activity and increases in market share. Distributor volume increased due to additional distributors marketing the Company's products, strong remodeling activity and improved new construction levels in certain geographical regions. Direct Builder volume increased as the Company benefitted from new construction growth in selected markets.
     Gross profit improved to 23.5% of net sales from 21.4% the prior year. Higher average unit prices combined with favorable volume leverage on the Company's fixed and semi-fixed costs more than offset increases in per unit material, labor and freight costs. Reductions in warehouse space utilized in the Company's operations contributed to additional cost savings.
     Material costs increased with sales of a more material intensive product mix and price increases on raw materials, especially on particle board and cardboard.
     Labor costs rose due to rate increases and costs related to performance incentives. Health care costs were reduced for the second straight year, without a significant change in cost or coverage for the employee, due to participation in a managed care network.
     Freight costs increased as a result of the reconfiguration of the Company's distribution network. Freight cost increases were more than offset by decreases in costs related to warehousing operations. Per unit overhead costs declined due to the leverage impact of higher volume on fixed and semi-fixed components of expenses.

     Sales and marketing expenses, as a percentage of net sales, were 12% in both fiscal 1995 and fiscal 1994. The Company continues to pursue market opportunities through aggressive advertising, promotions and other sales support. General and administrative expenses increased from 5.7% of net sales in fiscal 1994 to 6.1% in fiscal 1995 due to increased compensation expenses primarily due to costs associated with the Company's performance incentive programs.
     Net interest expense in fiscal 1995 declined $534,000 to $1.4 million from the prior year. A slight rise in interest rates was more than offset by a significant reduction in outstanding debt. Total debt decreased $5.2 million or 22%, during fiscal 1995.

RESTRUCTURING ACTIVITIES

     In fiscal 1993, the Company initiated a restructuring plan to lower the Company's break-even point by reducing the overall cost structure and facilitate progress toward Company strategic goals. Specific actions initiated were a salaried headcount reduction, a re-deployment of management to create regional teams for the three areas served by the Company's assembly plants, out-sourcing literature warehousing and distribution operations, and a reduction in finished goods warehousing operations. (See
Note I to the Financial Statements.)
     Restructuring costs of $516,000 were recognized in fiscal 1995 due to continuing efforts to reduce warehousing space. While these costs related to the 1993 plan, they were not accruable until fiscal 1995 when uncertainties for the remaining two Company warehouses in Florida and California were resolved. As a result, $380,000 for lease termination costs and losses on lease commitments, $90,000 for severance costs, and $46,000 for equipment and leasehold improvement write-downs were recognized in fiscal 1995. Annual savings of $340,000 for payroll, $400,000 for lease costs, and $26,000 for depreciation costs will be partially offset by increased freight expenses and additional labor costs to sequence production.

     In fiscal 1994, the Company recognized $622,000 related to the restructuring activities initiated in fiscal 1993 that did not become accruable until fiscal 1994. Uncertainties for three of the Company's warehouses in Illinois, California and Texas were resolved, resulting in $347,000 for lease termination costs and losses on lease commitments, and $275,000 for equipment and leasehold improvement write-downs. Annual savings of $500,000 for payroll reductions, $600,000 for lease cost reductions, and $25,000 for depreciation cost reductions will be mitigated by incremental variable freight costs and additional labor costs at the assembly plants to sequence production.
     Also in fiscal 1994, the Company initiated a second restructuring plan to consolidate certain manufacturing operations and to discontinue its frameless product line, resulting in recognition of an additional $391,000 in restructuring costs. Costs of $157,000 were recorded to write-down equipment impaired by the Company's decision to consolidate certain manufacturing operations. Furthermore, the introduction of new technology allowing similar features on a standard cabinet box eliminated the requirement for a frameless product. Accordingly, the Company recognized $234,000 for restructuring costs for write-downs of dedicated frameless equipment and obsolete inventory.
     The total restructuring charge of $1,084,000 in fiscal 1993 represented $338,000 in severance costs, $171,000 for losses on two warehouse lease commitments in Virginia and Georgia, $377,000 for equipment and leasehold improvement write-downs, and $198,000 for employee relocation costs. Annual savings of $2.5 million from a $1.9 million reduction for payroll costs, $550,000 reduction for lease expense, and $100,000 reduction for depreciation costs were partially offset by $200,000 in incremental expenses to accommodate the new structure.
     Cash requirements related to the restructuring activities in fiscal
1995, fiscal 1994 and fiscal 1993 will be immaterial in the future.

LIQUIDITY AND CAPITAL RESOURCES

     In fiscal 1995, the Company's operating activities generated $10.9 million in net cash compared to $10.6 million the prior year. Net profit before non-cash charges for depreciation and amortization increased
$3.7 million to $13.1 million. Timing differences in the payment of performance incentives and related compensation expenses and a decrease in inventories provided additional sources of cash flow. Promotional display shipments and refundable deposits on manufacturing equipment reduced cash provided by operating activities. The manufacturing equipment is being financed by a long-term operating lease. The refundable deposits will be returned to the Company by the lessor when the subject equipment is accepted and placed into commercial operation.
     During fiscal 1995, the Toccoa, Georgia facility was expanded to accommodate additional equipment and to promote a more efficient and cost effective process flow. Additional equipment was purchased for the Hardy County, West Virginia facility to increase efficiency and lower overall production costs. New equipment was purchased for the Orange, Virginia facility to improve lumber processing and reduce cost. All other capital expenditures in fiscal 1995 were limited to necessary or replacement items and cost savings projects.
     Capital spending increased $563,000 from the prior year primarily as the result of the Toccoa expansion and the new equipment at Orange. These increases in expenditures were partially offset by a reduction in spending at the Kingman, Arizona facility due to the completion in fiscal 1994 of the facility expansion. Approximately 12% of the fiscal 1995 spending was financed through proceeds received in a prior year from industrial revenue bonds.

     Net cash used by financing activities in fiscal 1995 decreased
$4.5 million from the prior year. The difference was the result of lower payments on long-term debt agreements and a smaller reduction in short-term debt. The Company reduced overall debt by $5.2 million during fiscal 1995. Total debt on April 30, 1995 was $18.3 million and did not include any short-term borrowings under the Company's credit facility. Cash and cash equivalents increased $2.4 million to $2.9 million at year end.
     Cash flow from operations, combined with available borrowing capacity, is expected to be sufficient to meet forecasted working capital requirements, to service existing debt obligations, and to fund capital expenditures for fiscal 1996.

OUTLOOK FOR 1996

     The Company anticipates an overall economic environment of slow growth supported by stable interest rates and low inflation. The Company anticipates increased demand in the U.S. cabinet market in fiscal 1996, although the rate of growth is expected to be below that experienced during fiscal 1995.
In this environment, the Company expects to gain market share and to generate higher sales based on its position with major customers, its broad stock product offering and its ability to deliver quality products with superior service.
     The Company expects to maintain the profitability experienced in fiscal 1995. The full-year impact of the general price increase implemented during the third quarter of fiscal 1995 should be sufficient to offset the rise in material costs. Gross margins are expected to improve based on the leverage impact that higher volumes have on the Company's fixed and semi-fixed costs and the full-year impact of reduced warehouse space. Improvements in gross profit are expected to be partially offset by increased freight costs. Sales and marketing expenses are projected to rise as the Company defends its market position and continues to aggressively pursue new opportunities in the marketplace.

     The Company's strategy is, on average, to reinvest depreciation on an annual basis. The Company is anticipating above average capital expenditures of $8.0 million in fiscal 1996. Projects include expansion to remove specific capacity limitations in certain processes, productivity improvements, cost savings and replacement of aging equipment. The
Company establishes debt to equity targets and is prepared to trim capital spending plans if cash flow from operations is below planned levels.
The Company anticipates capital expenditures will be funded from a combination of cash provided by operations and the replacement of current long-term debt payments with new long-term borrowings.

FISCAL YEAR 1994 COMPARED TO FISCAL
YEAR 1993

     Fiscal 1994 net sales increased 2% over the prior year to $171.3 million. Overall, unit volume declined 5% as a result of the Company's planned withdrawal from selected direct Builder markets with unacceptable margins. Sales to the increasingly competitive remodeling sector of the cabinet market through the Company's two primary market channels, Home Centers and Distributors, increased due to the Company's aggressive marketing efforts and brand differentiation strategy. A general price increase was implemented to recover the rapid rise in lumber costs experienced in fiscal 1992 and 1993. By the end of fiscal 1994, only partial recovery of the lumber price increases had occurred. Average unit prices were also impacted by a sales mix shift toward the upper-end of the Company's broad stock product offering.
     Gross profit improved from 18.2% of net sales in fiscal 1993 to 21.4% in fiscal 1994. Per unit material, labor, and freight costs grew at a slower rate than the average unit sales price. In addition, savings were generated from the reduction of warehouse space in the past year and from reduced service requirements as a result of the lower level of direct Builder volume.

     Material costs increased with sales of a more material-intensive product mix. This rise is partially attributable to the greater demand for white products. The Company was able to offset moderately higher lumber costs with lower door component prices and a return to discounted purchasing.
     Labor costs rose due to rate increases and costs related to the Company's performance incentive program. Health care costs for the Company were reduced due to a change in the Company's health care administrator without a significant change in cost or coverage for the employee. Freight costs increased as the Company reconfigured its distribution network.
     As a percent of net sales, sales and marketing expenses moved up from 11.3% in fiscal 1993 to 12.0% in 1994. Advertising, promotion, and travel costs increased with the Company's aggressive marketing efforts.
General and administrative expenses increased from 5.2% of net sales in fiscal 1993 to 5.7% in 1994 primarily due to costs associated with additions to the executive management team and increased compensation expenses as part of the Company's performance incentive program.
     Net interest expense in fiscal 1994 declined $405,000 from the prior year. A slight rise in interest rates was more than offset by a significant reduction in outstanding debt. Total debt decreased $9.6 million or 29%, during fiscal 1994.

OTHER COMMENTS

     The Company's business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters. General economic forces and changes in the Company's customer mix have reduced seasonal fluctuations in the Company's revenue over the past few years.

     The costs of the Company's products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressure and commodity price increases have been relatively modest over the past five years, except for lumber prices which rose over 35% during fiscal 1993. The Company has generally been able over time to recover the effects of inflation and commodity price fluctuations through sales price increases.
     On February 28, 1995 the Board of Directors elected two new Directors. Elected were James J. Gosa, Executive Vice President of American Woodmark, and Martha M. Dally, Executive Vice President-Personal Products for Sara
Lee Corporation. For more information, the Company's Proxy Statement should be referenced.
     During the first quarter of fiscal 1995, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The adoption of this standard did not have a material impact on the Company's operating results or financial position. (See Note G to the Financial Statements.)
     The Company does not expect that implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is required to be adopted by the Company beginning in fiscal 1996, will have a material effect on the Company's operating results or financial position.
     The Company is voluntarily participating with a group of companies which is cleaning up a waste facility site at the direction of a state environmental authority. The Company is also involved in other matters under the direction of state environmental authorities.

     The Company records liabilities for all probable and reasonably estimatable loss contingencies on an undiscounted basis. For loss contingencies related to environmental matters, liabilities are based on the Company's proportional contamination of a site since management believes it "probable" that the other parties, which are financially solvent, will fulfill their proportional share of the contamination obligation of a site. There are no probable insurance or other indemnification receivables recorded.
The Company has accrued for all known environmental remediation costs which are probable and can be reasonably estimated, and such amounts are not material. (See Note J to the Financial Statements.)
     The Company is involved in various suits and claims in the normal course of business. Included therein are claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have any material adverse effect on the Company's operating results or financial position.

                       QUARTERLY RESULTS OF OPERATIONS  (Unaudited)

                                              Year Ended April 30, 1995
                                       -----------------------------------------
(in thousands, except per share amounts) 1st       2nd(a)        3rd      4th(b)
                                       -----------------------------------------
Net sales                              $45,518     $54,004     $48,145   $49,684
Gross profit                            10,786      13,353      11,056    11,123
Income before income taxes               1,967       3,065       1,742     2,048
Provision for income taxes                 799       1,180         640       847
Net income                               1,168       1,885       1,102     1,201
Net income per share                       .16         .25         .15       .16


                                               Year Ended April 30, 1994
                                       -----------------------------------------
                                        1st(c)     2nd(d)      3rd(e)     4th(f)
                                       -----------------------------------------
Net sales                              $39,753     $44,424     $41,843   $45,323
Gross profit                             6,948       9,480       9,221    11,012
Income (loss) before income taxes         (392)        682       1,389     1,844
Provision (benefit) for income taxes      (123)        261         524       685
Net income (loss)                         (269)        421         865     1,159
Net income (loss) per share               (.04)        .06         .11       .15


(a) Income before income taxes in the second quarter of fiscal 1995 reflects $516,000 in restructuring costs and $204,000 in equipment write-downs. Also included is the pre-tax effect of LIFO liquidations which resulted in costs being $174,000 less than would have been recorded in a current cost environment.

(b) Income before income taxes in the fourth quarter of fiscal 1995 reflects $353,000 in favorable adjustments to receivables for over-accrued allowances.

(c) Loss before income taxes for the first quarter of fiscal 1994 includes the effects of LIFO liquidations which resulted in costs being $341,000 less than would have been recorded in a current cost environment.

(d) Income before income taxes for the second quarter of fiscal 1994 reflects $683,000 associated with restructuring costs to reduce the level of overhead expense and to discontinue the Company's frameless products. Income before income taxes for the second quarter includes the effects of LIFO liquidations which resulted in costs being $289,000 less than would have been recorded in a current cost environment. Also reflected in the second quarter is $358,000 in costs primarily related to changes in the Company's executive management team.

(e) Income before income taxes for the third quarter of fiscal 1994 reflects $171,000 of additional restructuring costs and $154,000 of unfavorable worker's compensation premium adjustments.

(f) Income before income taxes for the fourth quarter of fiscal 1994 reflects $159,000 in restructuring costs, $224,000 of unfavorable worker's compensation premium adjustments, and $247,000 in employee relocation costs.

                                 BALANCE SHEET



(in thousands, except share data)                       April 30
                                                -------------------------
                                                   1995           1994
ASSETS

Current Assets
        Cash and cash equivalents                $ 2,876         $   460
        Refundable deposits                        1,708              --
        Customer receivables                      19,639          18,845
        Inventories                               10,775          11,715
        Prepaid expenses and other                   738             963
        Deferred income taxes                        433             456
                                                 -------         -------
          TOTAL CURRENT ASSETS                    36,169          32,439


Property, Plant and Equipment                     33,722          35,872
Deferred Costs and Other Assets                    3,714           3,252
Intangible Pension Asset                             803             758
                                                 -------         -------
                                                 $74,408         $72,321
                                                 =======         =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
        Loans payable                            $    --         $ 2,000
        Accounts payable                           9,496           8,776
        Accrued compensation and related expenses  6,536           5,151
        Current maturities of long-term debt       2,800           3,158
        Other accrued expenses                     3,175           3,622
                                                 -------         -------
          TOTAL CURRENT LIABILITIES               22,007          22,707

Long-Term Debt, less current maturities           15,534          18,334
Deferred Income Taxes                              3,028           2,767
Long-Term Pension Liabilities                      2,038           2,137


Stockholders' Equity
  Preferred Stock, $1.00 par value; 2,000,000
    shares authorized, none issued
  Common Stock, no par value; 20,000,000 shares
    authorized; issued and outstanding
    7,551,109 -- 1995; 7,531,225 -- 1994          17,479          17,410
   Retained earnings                              14,322           8,966
                                                 -------         -------
     TOTAL STOCKHOLDERS' EQUITY                   31,801          26,376
                                                 -------         -------
Commitments and Contingencies
                                                 $74,408         $72,321
                                                 =======         =======

See notes to financial statements

                   STATEMENT OF INCOME AND RETAINED EARNINGS


                                               Years Ended April 30
                                     ---------------------------------------
(in thousands, except share data)       1995           1994           1993

Net sales                            $ 197,351      $ 171,343      $ 167,250
Cost of sales and distribution         151,033        134,682        136,881
                                     ---------      ---------      ---------
GROSS PROFIT                            46,318         36,661         30,369


Selling and marketing expenses          23,667         20,532         18,942
General and administrative expenses     11,981          9,693          8,703
Restructuring costs                        516          1,013          1,084
                                     ---------      ---------      ---------
OPERATING INCOME                        10,154          5,423          1,640


Interest expense                         1,355          1,889          2,294
Other (income) expense                     (23)            11             72
                                     ---------      ---------      ---------
INCOME (LOSS) BEFORE INCOME TAXES        8,822          3,523           (726)

Provision (benefit) for income taxes     3,466          1,347           (252)
                                     ---------      ---------      ---------

NET INCOME (LOSS)                        5,356          2,176           (474)

RETAINED EARNINGS, BEGINNING OF YEAR     8,966          9,013          9,487

Stock dividend                              --         (2,223)            --
                                     ---------      ---------      ---------
RETAINED EARNINGS, END OF YEAR       $  14,322      $   8,966      $   9,013
                                     =========      =========      =========


EARNINGS PER SHARE

Average shares outstanding           7,544,385        7,528,526    7,527,415
Net income (loss) per share          $     .71        $     .29    $   (.06)
                                     =========        =========    ========

See notes to financial statements

                            STATEMENT OF CASH FLOWS


(in thousands)                                      Years Ended April 30
                                                -----------------------------
                                                  1995       1994       1993
OPERATING ACTIVITIES
  Net income (loss)                             $ 5,356    $ 2,176   $   (474)
  Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
   Provision for depreciation and amortization    7,758      7,195      6,797
   Net loss on disposal of property, plant
      and equipment                                  34         47         73
   Deferred income taxes                            284         39       (634)
   Restructuring costs                              178        726        284
   Other                                            100        209        459
   Changes in operating assets and liabilities:
     Receivables                                   (834)    (1,753)    (3,671)
     Income taxes receivable                         --        529      1,387
     Inventories                                    911      2,451      3,495
     Refundable deposits                         (1,708)        --         --
     Other assets                                (2,767)    (2,052)    (2,324)
     Accounts payable                               721     (1,316)     2,744
     Accrued compensation and related expense     1,348      1,198       (502)
     Other                                         (501)       822      1,875
                                                -------    -------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES        10,880     10,627      9,509


INVESTING ACTIVITIES
   Payments to acquire property, plant
     and equipment                               (3,942)    (3,379)    (2,796)
   Funds designated for capital expenditures        468      1,002        907
   Proceeds from sales of property, plant and
     equipment                                       99         59         37
                                                -------    -------    -------
NET CASH USED BY INVESTING ACTIVITIES            (3,375)    (2,318)    (1,852)


FINANCING ACTIVITIES
   Payments of long-term debt                    (3,158)    (3,641)    (3,759)
   Net decrease in short-term borrowings         (2,000)    (6,000)    (2,500)
   Common Stock issued through stock
     option plans                                    69         14         --
                                                -------    -------    -------
NET CASH USED BY FINANCING ACTIVITIES            (5,089)    (9,627)    (6,259)
                                                -------    -------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  2,416     (1,318)     1,398

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR        460      1,778        380

CASH AND CASH EQUIVALENTS, END OF YEAR          $ 2,876    $   460    $ 1,778
                                                =======    =======    =======

See notes to financial statements

                          NOTES TO FINANCIAL STATEMENTS


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     The Company is engaged in the manufacture and distribution of kitchen cabinets and vanities. The following is a description of the more significant accounting policies of the Company.
     Revenue Recognition: Revenue is recognized as shipments are made to the customer. Revenue is based on invoice price less allowances for sales returns and cash discounts.
     Cash and Cash Equivalents: Cash in excess of operating requirements is invested in short-term instruments which are carried at cost (approximates market). The Company considers all highly liquid short-term investments purchased with a maturity of three months or less to be cash equivalents.
     Inventories: Inventories are stated at lower of cost, determined by the last-in, first-out method (LIFO), or market. The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.
     Property, Plant and Equipment:Property, plant and equipment is stated on the basis of cost less an allowance for depreciation. Depreciation of plant and equipment is provided by the straight-line method over the estimated useful lives.
     Advertising Costs: Advertising costs are expensed as incurred. Promotional Displays: The Company's investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over the estimated period of benefit (approximately 30 months).
     Income Taxes: Income taxes are calculated using the liability method in accordance with Statement of Financial Accounting Standards (SFAS)
No. 109. The liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.
     Earnings Per Share: Earnings per share are based on the weighted average common shares outstanding, giving retroactive effect to a stock dividend.
The dilutive effect of stock options on earnings per share is not significant and has been excluded.
     Reclassifications: Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE B -- CUSTOMER RECEIVABLES

     The components of customer receivables were:

                                               April 30
                                       -------------------------
(in thousands)                           1995              1994

Gross customer receivables             $20,820           $20,062
Less:
  Allowance for doubtful accounts         (243)             (313)
  Allowance for returns and discounts     (938)             (904)
                                       -------           -------
Net customer receivables               $19,639           $18,845
                                       =======           =======

NOTE C -- INVENTORIES

  The components of inventories were:

                                                          April 30
                                                 ------------------------
(in thousands)                                     1995             1994

Raw materials                                    $ 5,650          $ 5,849
Work-in-process                                    9,876            8,885
Finished goods                                     1,110            3,206
                                                 -------          -------
Total FIFO Inventories                            16,636           17,940

Reserve to adjust inventories to LIFO value       (5,861)          (6,225)
                                                 -------          -------
Total LIFO Inventories                           $10,775          $11,715
                                                 =======          =======

     As a result of LIFO inventory liquidations, cost of sales reflected $317,000, $667,000, and $550,000 less expense in fiscal 1995, 1994, and 1993, respectively, than would have been recorded in a current cost environment.

NOTE D -- PROPERTY, PLANT AND EQUIPMENT

     The components of property, plant and equipment were:
                                                           April 30
                                                   ---------------------
(in thousands)                                        1995         1994

Land                                                $   876      $   880
Buildings and improvements                           16,504       16,035
Buildings and improvements - capital leases           6,550        6,550
Machinery and equipment                              48,221       47,194
Machinery and equipment - capital leases              1,956        2,221
Construction in progress                              1,331          536
Funds designated for capital expenditures                --          468
                                                    -------      -------
                                                     75,438       73,884

Less allowance for depreciation                     (41,716)     (38,012)
                                                    -------      -------
Total                                               $33,722      $35,872
                                                    =======      =======

  Depreciation expense amounted to $5,028,000, $5,372,000, and $5,519,000 in fiscal 1995, 1994, and 1993, respectively.

NOTE E -- LOANS PAYABLE AND LONG-TERM DEBT

   Maturities of long-term debt are as follows:

                                                 Years Ending April 30
                           --------------------------------------------------------------------------
                                                                                2001 and      Total
                                                                                 There-        Out-
(in thousands)              1996      1997       1998       1999       2000       after      standing

Notes payable              $1,015    $1,015     $  758     $  500     $  125     $   --       $ 3,413

Industrial Revenue Bonds    1,230     1,105      1,105      1,120        750      4,175         9,485

Capital lease obligations     555       581        347        358        376      3,219         5,436
                           ------    ------     ------     ------     ------     ------       -------
Total                      $2,800    $2,701     $2,210     $1,978     $1,251     $7,394       $18,334
                           ======    ======     ======     ======     ======     ======
Less current maturities                                                                         2,800
                                                                                              -------
Total                                                                                         $15,534
                                                                                              =======

     The Company's primary loan agreement provides for term loans and a $12 million revolving credit facility. This agreement includes various variable interest rate options which lower and raise the interest rate based on Company performance. The maximum interest rate under the agreement is the prime rate.
     The revolving credit facility is used by the Company as a working capital account. As such, borrowings and repayments routinely occur on a daily basis. The outstanding balance against this line of credit never exceeded $3.3 million and $8.5 million in fiscal 1995 and 1994, respectively. In fiscal 1995, the total transactions through this credit facility were borrowings of $10.2 million and payments of $12.2 million, resulting in a net reduction of $2.0 million for the fiscal year. In fiscal 1994, the total transactions through this facility were borrowings of $38.2 million and payments of $44.2 million, resulting in a net reduction of $6.0 million for the fiscal year.
The weighted average interest rate was 6.0% for revolving credit loans outstanding at April 30, 1994. No revolving credit loans were outstanding at April 30, 1995.
  The Company employs straight-forward interest rate swap agreements to assist in maintaining a balance between fixed and variable interest rates on outstanding debt. Any deferred gain or loss associated with the swap agreements is accounted for over the life of the swaps at the fixed rate stipulated in the executed agreements. On April 30, 1995, these amounts were immaterial. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type instruments.
     At April 30, 1995, term loans of $3.4 million were outstanding. The term loans bore a variable interest rate of 7.6% on April 30, 1995.
     On April 30, 1995, the Company had $9.5 million outstanding in industrial revenue bonds, maturing at various dates through 2002. Due to an interest rate swap agreement, a fixed rate of 6.2% applies to $7.5 million through June 1, 1999. The variable rate that would have applied if the rate swap had not occurred was 4.9% on April 30, 1995. On $1.9 million of outstanding bonds, the variable interest rate was 4.9% on April 30, 1995. The remaining outstanding bond of $125,000 bore a variable interest rate of 7.6% on April
30, 1995.

     Substantially all of the industrial revenue bonds are redeemable at the option of the bondholder. The Company has irrevocable arrangements to refinance these bonds on a long-term basis in the event they are redeemed.
     Interest rates on the Company's capital lease obligations were approximately 5.0% on April 30, 1995 and these obligations mature through 2007.
     The Company's primary loan agreement limits the amount and type of indebtedness the Company can incur, prohibits the payment of cash dividends, and requires the Company to maintain a specific minimum net worth and specified financial ratios measured on a quarterly basis. Substantially all assets of the Company are pledged as collateral under the primary loan agreement, industrial revenue bond agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 1995.
     Interest paid was $1,376,000, $1,927,000, and $2,283,000 during fiscal 1995, 1994, and 1993, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

NOTE F -- STOCKHOLDERS' EQUITY

COMMON STOCK

     Transactions affecting Common Stock were as follows:

                                             Shares        Amount
                                          Outstanding  (in thousands)

Balance at April 30, 1993                  6,843,255     $   15,173
Stock dividend-Sept. 1993                    684,160          2,223
Stock options exercised                        3,810             14
                                           ---------     ----------
Balance at April 30, 1994                  7,531,225     $   17,410
Stock options exercised                       19,884             69
                                           ---------     ----------
Balance at April 30, 1995                  7,551,109     $   17,479
                                           =========     ==========

     In August 1993, the Board of Directors declared a ten percent Common Stock dividend payable to stockholders of record on September 13, 1993. The dividend is reflected in the financial statements as a $2.2 million charge to retained earnings and a corresponding increase in common stock based upon the market price for the Company's Common Stock. Average shares outstanding and all per share amounts included in the financial statements and footnotes are based upon the increased number of shares giving retroactive effect to the stock dividend. The Company has first right of refusal to purchase the majority of shares if sold by certain stockholders.
     The Company has not paid any cash dividends on its Common Stock since its inception.

EMPLOYEE STOCK OWNERSHIP PLAN

     In fiscal 1990, the Company instituted the American Woodmark Stock Ownership Plan (AWSOP). Under this plan, all employees over the age of 18 who have been employed by the Company for a minimum of one year are eligible to receive Company stock through a profit sharing contribution and a 401(k) matching contribution based upon the employee's contribution to the plan.
     Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $155,000, $81,000, and $29,000 in fiscal 1995, 1994, and 1993, respectively.
     The Company matches 401(k) contributions in the amount of 50% of an employee's contribution to the plan up to 3% of base salary for an effective maximum Company contribution of 1.5%. The expense for 401(k) matching contributions for this plan was $407,000, $237,000, and $364,000 in fiscal 1995, 1994, and 1993, respectively.

STOCK OPTIONS

     Under the 1986 Employee Stock Option Plan, stock options may be granted to selected key employees for up to 551,654 shares of Common Stock at an option price not less than the fair market value of the Common Stock at the date of grant. The outstanding options are exercisable in annual cumulative increments of 33.33% beginning one year after the date of grant and must be exercised within twelve months after the cumulative increments equal 100%, at which time the options expire.
     The following table summarizes stock option activity under this plan for the fiscal year ended April 30, 1995:

Options outstanding at May 1, 1994
     ($2.39 to $8.69 per share)                   342,513
Granted ($5.63 per share)                          20,000
Expired ($3.86 to $8.69 per share)                (38,924)
Exercised ($2.39 to $5.13 per share)              (19,884)

Options outstanding at April 30, 1995
     ($2.39 to $5.64 per share)                   303,705
                                                 ========

Options exercisable at April 30, 1995
     ($2.39 to $5.64 per share)                   191,032
                                                 ========

Options available for future issuance
     at April 30, 1995                            197,368
                                                 ========

     Under the 1990 Non-Employee Director Stock Option Plan, options may be granted for up to 22,000 shares of Common Stock at market value on the date of grant. At April 30, 1995, options granted (ranging from $2.50 to $5.75 per share) for 15,737 shares were outstanding, of which 7,337 options (ranging from $2.50 to $3.69 per share) were exercisable. No options were exercised in fiscal 1995. During fiscal 1995, options for 4,000 shares were granted at $5.75 per share, while options for 2,200 shares expired at $4.03 per share.

NOTE G -- EMPLOYEE BENEFITS

     The Company has two defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides pension benefits based upon a formula which considers salary levels and length of service. The hourly pension plan provides benefits based upon an hourly rate formula. Contributions to the plans meet or exceed the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974. Pension plan assets are invested in equity mutual funds, fixed income security funds and real estate mutual funds.

     Net periodic pension costs were comprised of the following:

                                                      Years Ended April 30
                                                   ---------------------------
(in thousands)                                     1995       1994        1993

Service cost-benefits earned during the year      $  663     $  637      $  655
Interest cost on projected benefit obligation        880        790         717
Actual return on plan assets                        (684)      (528)       (592)
Net amortization and deferrals                      (109)      (231)        (78)
                                                  ------     ------      ------
Net periodic pension cost                         $  750     $  668      $  702
                                                  ======     ======      ======

     The funded status of the Company's pension plans was as follows for the fiscal years ended April 30:
                                    1995                           1994
                           ------------------------  ------------------------
                           Plan assets  Accumulated  Plan assets  Accumulated
                              exceed      benefit      exceed       benefit
                           accumulated  obligation   accumulated  obligation
                             benefit      exceeds      benefit      exceeds
(in thousands)             obligation   plan assets  obligation   plan assets
                           ----------   -----------  ----------   -----------
Actuarial present
 value of pension
 benefit obligation:
Vested                     $  5,531     $ 4,460         $ 4,812     $ 4,023
Non-vested                      362         393             298         379
                           --------     -------         -------     -------
Accumulated                   5,893       4,853           5,110       4,402

Effect of anticipated
 future salary
 increases                    2,269          --           1,602          --
                           --------     -------         -------     -------
Projected                     8,162       4,853           6,712       4,402

Fair value of plan assets     7,309       4,086           6,926       3,332
                           --------     -------         -------     -------
Projected benefit
 obligation in excess of
 (less than) the fair
 value of plan assets           853         767           (214)       1,070
Unrecognized prior
 service cost                   (61)       (307)           (68)        (354)
Unrecognized net
 gain (loss)                  1,089        (318)         1,897         (195)
Unrecognized net
 obligation at May 1,
 1987, being
 recognized over 14
 years                         (315)       (178)          (366)        (209)
Additional minimum
 liability                       --         803             --          758
                            -------     -------        -------      -------
Net pension obligation      $ 1,566     $   767        $ 1,249      $ 1,070
                            =======     =======        =======      =======

     Primary assumptions utilized in accounting for the Company's pension plans were as follows:
                                                   Years Ended April 30
                                               ---------------------------
                                               1995        1994       1993

Weighted average assumed
     discount rate                             8.0%        8.0%       8.0%
Estimate of salary increases
     (salaried plan only)                      4.0%        4.0%       4.0%
Expected long-term rate of
     return on assets                          8.0%        8.0%       8.0%

     The Company adopted SFAS No. 106,"Employers' Accounting for Postretirement Benefits Other than Pensions," in the first quarter of fiscal 1994. SFAS No. 106 requires the Company to accrue the expected cost of health care benefits for employees who retired prior to May 1, 1991. The Company does not bear the costs for employees retiring subsequent to that date. Adoption of this statement did not have a material impact on the Company's operating results or financial position for fiscal 1995 or 1994.
     The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," in the first quarter of fiscal 1995. SFAS No. 112 requires the Company to accrue for postemployment benefits provided to former or inactive employees that have not retired. Adoption of this statement did not have a material impact on the Company's operating results or financial position for fiscal 1995. In addition, no future material impact on operating results or financial position is expected.

NOTE H -- INCOME TAXES

     During fiscal 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which requires the Company to change its method of accounting for income taxes. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.
     The provision (benefit) for income taxes is comprised of the following:

                                                 Years Ended April 30
                                          ---------------------------------
(in thousands)                              1995         1994         1993

Current
  Federal                                 $ 2,619      $   787     $   407
  State                                       563          165         (25)
                                          -------      -------     -------
      Total current                         3,182          952         382

Deferred
  Federal                                     272          361        (620)
  State                                        12           34         (14)
                                          -------      -------     -------
      Total deferred                          284          395        (634)
                                          -------      -------     -------
Total                                     $ 3,466      $ 1,347     $  (252)
                                          =======      =======     =======

     The Company's effective income tax rate varied from the federal statutory rate as follows:
                                                  Years Ended April 30
                                             ----------------------------
                                             1995        1994        1993

Federal statutory rate                        34%         34%        (34)%
State income taxes,
  net of federal tax effect                    4           4          (3)
Other                                          1          --           2
                                             ----        ----        ----
Effective Rate                                39%         38%        (35)%
                                             ====        ====        ====

     Income taxes paid were $3,547,000, $1,128,000, and $3,700 for fiscal years 1995, 1994 and 1993, respectively. Income tax refunds received were
$3,000, $534,000, and $1,615,000 for fiscal years 1995, 1994 and 1993, respectively.
     The significant components of deferred tax assets and liabilities are as follows:
                                                             April 30
                                                        ------------------
(in thousands)                                            1995       1994
Deferred Tax Assets
     Alternative Minimum Tax Credit                      $   --     $  618
     Employee Benefits                                      566        642
     Other                                                  845        937
                                                         ------     ------
     Total                                                1,411      2,197

Deferred Tax Liabilities
     Depreciation                                         3,344      3,844
     Inventory                                              530        548
     Other                                                  132        116
                                                         ------     ------
     Total                                                4,006      4,508

Net Deferred Tax Liabilities                             $2,595     $2,311
                                                         ======     ======

NOTE I -- RESTRUCTURING PROVISIONS

     Restructuring charges in fiscal 1993 and fiscal 1994 were recognized pursuant to SFAS No. 5 and AIN-APB 30#1. Costs were recorded when the Company decided to initiate the restructuring, a plan of action had been determined, and costs for the plan became reasonably estimable. Restructuring charges in fiscal 1995 were recorded using the same methodology except that the additional requirements of EITF 94-3 were adopted.
     In fiscal 1993, the Company initiated a restructuring plan to lower the Company's break-even point by reducing the overall cost structure and facilitate progress toward Company strategic goals. Specific actions initiated were a salaried headcount reduction, a re-deployment of management to create regional teams for the three areas served by the Company's assembly plants, out-sourcing literature warehousing and distribution operations, and a reduction in finished goods warehousing operations. As a result, $1,084,000 in restructuring costs were recorded to reflect severance costs for 46 people, losses on two warehouse lease commitments in Virginia and Georgia, equipment and leasehold improvement write-downs, and employee relocation costs.
     In fiscal 1994, the Company initiated a second restructuring plan to consolidate certain manufacturing operations and to discontinue its frameless product line. As a result, $391,000 in restructuring costs were recorded. The Company recognized $622,000 in restructuring costs in fiscal 1994 related to the restructuring activities initiated in fiscal 1993 that did not become accruable until fiscal 1994. These costs included additional lease termination costs, losses on lease commitments, and equipment and leasehold improvement write-downs.

     In fiscal 1995, the Company recognized $516,000 in restructuring costs to reflect restructuring activities initiated in fiscal 1993 that did not become accruable until fiscal 1995. These costs included severance, lease termination costs, losses on lease commitments, and equipment and leasehold improvement write-downs.
     A summary of the Company's restructuring provisions follows:

                                                   Years ended April 30
                                                  ----------------------
(in thousands)                                     1995    1994    1993

Warehouse space reduction                         $ 516   $  622  $  548
Salaried headcount reduction and re-deployment        0        0     536
Discontinuance of frameless products                  0      234       0
Manufacturing consolidation                           0      157       0
                                                  -----   ------  ------
Total                                             $ 516   $1,013  $1,084
                                                  =====   ======  ======

     An analysis of the Company's activities against the restructuring provisions for the last three fiscal years are presented below:

(in thousands)                                 A     B     C     D    Total

FY93 Restructuring provisions                $548  $536  $  0  $  0  $1,084
FY93 Cash expenditures                        350   450     0     0     800
FY93 Non-cash/other                             0     0     0     0       0
April 30, 1993 accrual                       $198  $ 86  $  0  $  0  $  284
                                             ====  ====  ====  ====  ======
FY94 Restructuring provisions                 622     0   234   157   1,013
FY94 Cash expenditures                        380    78     0     0     458
FY94 Non-cash/other                           242     8    64     0     314
April 30, 1994 accrual                       $198  $  0  $170  $157  $  525
                                             ====  ====  ====  ====  ======
FY95 Restructuring provisions                 516     0     0     0     516
FY95 Cash expenditures                        338     0     0     0     338
FY95 Non-cash/other                            44     0   170   157     371
April 30, 1995 accrual                       $332  $  0  $  0  $  0  $  332
                                             ====  ====  ====  ====  ======

A - Warehouse space reduction (substantially all of which relates to lease termination costs and PP&E write-downs)

B - Salaried headcount reduction (severance) and other employee costs

C - Discontinuance of frameless line

D - Manufacturing consolidation (PP&E
    write-downs)

     Cash outlays after April 30, 1995 to complete the restructuring activities are estimated at $332,000. The outlays are primarily required to fund outstanding lease commitments until fiscal 1997.

NOTE J -- COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS
     The Company is involved in various suits and claims in the normal course of business. Included therein are claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have a material adverse effect on the Company's results of operations or financial position.
     The Company is voluntarily participating with a group of companies which is cleaning up a waste facility site at the direction of a state environmental authority. The Company is also involved in other matters under the direction of state environmental authorities.
     The Company records liabilities for all probable and reasonably estimatable loss contingencies on an undiscounted basis. For loss contingencies related to environmental matters, liabilities are based on the Company's proportional share of the contamination obligation of a site since management believes it "probable" that the other parties, which are financially solvent, will fulfill their proportional contamination obligations. There are no probable insurance or other indemnification receivables recorded.
The Company has accrued for all known environmental remediation costs which are probable and can be reasonably estimated, and such amounts are not material. Due to factors such as the continuing evolution of environmental laws and regulatory requirements, technological changes, and the allocation of costs among potentially responsible parties, estimation of future remediation costs is necessarily imprecise. It is possible that the ultimate cost, which cannot be determined at this time, could exceed the Company's recorded liability. As a result, charges to income for environmental liabilities could have a material effect on results of operations in a particular quarter or year as assessments and remediation efforts proceed. However, management is not aware of any matters which would be expected to have a material adverse effect on the Company's results of operations or financial position.

LEASE AGREEMENTS
     The Company leases an office building, certain of its service centers and equipment. Total rental expenses amounted to approximately $3,780,000, $4,211,000, and $4,515,000 in fiscal 1995, 1994, and 1993, respectively.
     Minimum rental commitments as of April 30, 1995, under noncancellable leases are as follows:

(in thousands)
Fiscal Year                              Operating     Capital

1996                                      $ 1,970     $   819
1997                                        1,571         818
1998                                        1,038         558
1999                                          942         552
2000                                          898         551
2001 and thereafter                           642       3,855
                                          -------     -------
                                          $ 7,061     $ 7,153
                                          =======
Less amounts representing interest                      1,717
                                                      -------
Total obligation under capital leases                 $ 5,436
                                                      =======

RELATED PARTIES
     During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The initial lease term has six remaining years with two five-year renewal periods available at the Company's option. Under this agreement, rental expense was $365,000, $358,000, and $351,000 in fiscal 1995, 1994, and 1993, respectively. Rent during the remaining base term of approximately $369,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

NOTE K -- OTHER INFORMATION
     Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company's customers operate in the construction and remodeling markets. At April 30, 1995, the Company's two largest customers, Customer A and Customer B, represented 13.3% and 6.6% of the Company's accounts receivable, respectively.
     The following table summarizes the percentage of sales to the Company's two largest customers for the last three fiscal years:

                                         Percent of Annual Sales
                                          1995     1994    1993

Customer A                                15.8     14.7    14.3
Customer B                                14.2     13.0    10.5

MANAGEMENT'S REPORT

   The accompanying financial statements are the responsibility of and have been prepared by the management of American Woodmark. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgements. Financial information throughout this annual report is consistent with the financial statements.
   The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are properly recorded, that policies and procedures are adhered to and that assets are adequately safeguarded. The system of internal controls is supported by written policies and guidelines, an organizational structure designed to ensure appropriate segregation of responsibilities and selection and training of qualified personnel.
   To ensure that the system of internal controls operates effectively, management and the internal audit staff review and monitor internal controls on an ongoing basis. In addition, as part of the audit of the financial statements the Company's independent auditors evaluate selected internal accounting controls to establish a basis for reliance thereon indetermining the nature, timing and extent of audit tests to be performed. The Company believes its system of internal controls is adequate to accomplish the intended objectives, and continues its efforts to further improve those controls.
     The Audit Committee of the Board of Directors, which is composed solely of non-management Directors, oversees the financial reporting and internal control functions. The Audit Committee meets periodically and separately with Company management, the internal audit staff, and the independent auditors to ensure these individuals are fulfilling their obligations and to discuss auditing, internal controls and financial reporting matters. The Audit Committee reports its findings to the Board of Directors. The independent auditors and the internal audit staff have unrestricted access to the Audit Committee.



       /s/BILL BRANDT                       /s/KENT GUICHARD
       William F. Brandt, Jr.               Kent B. Guichard
       Chairman & President                 Vice President,
                                            Finance

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Stockholders and Board of Directors
American Woodmark Corporation


   We have audited the accompanying balance sheets of American Woodmark Corporation as of April 30, 1995 and 1994, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Woodmark Corporation at April 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles.


/s/ERNST & YOUNG LLP

Baltimore, Maryland
June 9, 1995

                                 Directors and
                              Executive Officers


William F. Brandt, Jr.
Chairman and President

James J. Gosa
Director, Executive Vice President

David L. Blount
Vice President, Component Manufacturing

Kent B. Guichard
Vice President, Finance

Donald P. Mathias
Director, Vice President, Assembly and Distribution

C. Stokes Ritchie
Vice President, Sales & Marketing

Daniel T. Carroll
Director, Chairman & President
The Carroll Group, Inc., A Management Consulting Firm

Martha M. Dally
Director, Executive Vice President-Personal Products
Sara Lee Corporation

John T. Gerlach
Director, Director of MBA Programs
Sacred Heart University

Richard A. Graber
Director, Retired Vice President, Marketing
American Woodmark Corporation

C. Anthony Wainwright
Director, Chairman
Harris, Drury, Cohen, Inc.

CORPORATE INFORMATION


ANNUAL MEETING
The annual meeting of the stockholders of American Woodmark Corporation will be held on August 23, 1995, at 9:00 a.m. at Piper's at Creekside in Winchester, Virginia.

FORM 10-K REPORT
A copy of the Form 10-K for the year ended April 30, 1995, may be obtained by writing to:

     Kent Guichard
     Vice President, Finance
     American Woodmark Corporation
     P.O. Box 1980
     Winchester, VA  22604-8090

CORPORATE HEADQUARTERS
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA  22601-4208
(703) 665-9100

MAILING ADDRESS
P.O. Box 1980
Winchester, VA  22604-8090

TRANSFER AGENT
Chemical Bank
800-851-9677




1995 American Woodmark Corporation(R)

American Woodmark(R) is a trademark of American Woodmark Corporation.

Printed in U.S.A.