Form 10-K405, Exhibit 13
period 1996-04-30
AMERICAN WOODMARK CORP
filed 1996-07-17
CIK 794619

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

                              TABLE OF CONTENTS



  Company Profile                                           2

  Market Information                                        2

  Financial Highlights                                      2

  Letter from the Executive Office                          3

  Five Year Selected Financial Information                  5

  The 2001 Vision:  A Blueprint for Growth                  6

  Management's Discussion and Analysis                     11

  Financial Statements                                     17

  Notes to Financial Statements                            20

  Management's Report                                      26

  Report of Independent Auditors                           27

  Board of Directors and Executive Officers                28

  Corporate Information                                    29

                               COMPANY PROFILE


     American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates seven manufacturing facilities located in Arizona, Georgia, Virginia, and West Virginia, and four service centers across the country.
     American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July, 1986.
     The Company offers approximately 100 cabinet lines in a wide variety of designs, materials and finishes. Its products are sold on a national basis through a network of independent distributors and directly to home centers, major builders and home manufacturers. Approximately 60% of its sales during fiscal year 1996 were to the remodeling market and 40% to the new home market.
     The Company is one of the five largest manufacturers of kitchen cabinets in the United States.


                              MARKET INFORMATION


     American Woodmark Corporation no par value Common Stock is traded on the NASDAQ Over-the-Counter market under the AMWD symbol. On April 30, 1996, there were 7,608,761 shares of stock outstanding.
     Market price ranges for the Company's Common Stock are set forth below.

                          Fiscal Years Ended April 30
                         -----------------------------
Quarter Ended                 1996           1995
- ------------------------------------------------------
                          Market Price    Market Price
                          High     Low    High     Low
July 31                  $6.13   $5.00   $6.00   $4.88
October 31               $5.50   $4.50   $6.38   $5.25
January 31               $4.88   $3.88   $5.75   $4.50
April 30                 $5.56   $4.00   $6.25   $5.38

     As of April 30, 1996, there were approximately 3,100 stockholders of the Company's Common Stock. Included are approximately 85% of the Company's employees who are stockholders through the American Woodmark Stock Ownership Plan. For information regarding dividends, see Notes E and F to the Financial Statements.

                              FINANCIAL HIGHLIGHTS


(in thousands, except per share data)             Years Ended April 30
                                         --------------------------------------
                                           1996           1995           1994
                                         --------       --------       --------
OPERATIONS

Net sales                                $196,237       $197,351       $171,343
Operating income                            7,281         10,154          5,423
Income before income taxes                  6,238          8,822          3,523
Net income                                  3,846          5,356          2,176
Net income per share                     $    .51       $    .71       $    .29
Average shares outstanding -- Note F        7,595          7,544          7,529

FINANCIAL POSITION

Working capital                          $ 15,409       $ 14,162       $  9,732
Total assets                               76,336         74,408         72,321
Long-term debt                             12,866         15,534         18,334
Stockholders' equity                     $ 35,845       $ 31,801       $ 26,376
Long-term debt to equity ratio                36%            49%            70%

                        LETTER FROM THE EXECUTIVE OFFICE


To Our Shareholders:
     On balance, fiscal 1996 was a good year for our Company. Despite an unfavorable external environment for most of the year, we earned a net profit of $3,846,000 or $.51 per share, our second best year since 1989.
     Net sales decreased less than one percent to $196.2 million from $197.4 million the previous year. Overall sales levels were impacted by weak demand across the entire home center industry, our largest single customer segment. Comparative store sales were down at virtually all major home centers for most of the year. Big ticket special order categories such as kitchen cabinets were hit especially hard, with sales down over twenty percent for much of the year at many home center outlets. Despite this environment, we maintained or increased our market share with the leading home center chains. Our partnerships with The Home Depot and Lowe's continued to grow during the year. We are the leading supplier of stock cabinets to these customers, servicing both on a national basis. We've found new ways to enhance our long standing partnership with Builders Square. In addition, regional home center chains found our overall product and service programs provide an effective platform to compete in their local markets.
     Net sales to distributors and builders continue to grow with the success of our Timberlake(TM) brand of cabinets. Our extensive product line and innovative service programs have successfully attracted new distributors and have enhanced the ability of existing distributors to compete effectively in the marketplace. Builders in key markets, such as Arizona, Florida and Texas, rely upon the superior value offered by American Woodmark as a major component of their sales strategies.

     The capital spending program which we funded over the past three years substantially improved our operating efficiencies during the second half of fiscal 1996. Material utilization initiatives, combined with favorable market conditions for raw materials, resulted in the lowest overall material cost as a percent of sales since fiscal 1992. New equipment and manufacturing techniques resulted in our finishing the year with the highest labor productivity in the last four years.
     During the year, we again improved our financial strength with greater cash reserves, further reductions in debt and increased retained earnings. Total debt was reduced by $2.7 million to $15.6 million. With total cash on hand of $7.2 million at year end, net debt was $8.4 million. Long-term debt to total capital declined to 26% at year end, the lowest level in the history of our Company.
     After a very good year in 1995, fiscal 1996 began on something of a down note. Even though sales in the first quarter were up almost 4% from the prior year, we reported disappointing net income results of $.05 per share. Like many companies, we did not anticipate the downturn in the home center industry and had prepared the Company to support double digit growth. Although we reacted quickly to reduce operating costs in the second quarter, the market continued to drop. We reported an improvement from the first quarter, but net income of $.08 per share was still below our expectations.
     The home center industry declined further in our third quarter which resulted in a year-over-year decline in sales of 9.4%. Despite this significant impact, net income was consistent with the second quarter at $.07 per share. Through the first nine months of the fiscal year, we continued to focus on the fundamental elements of our business and prepared the Company to take advantage of the home center industry's eventual turnaround. The home center industry strengthened during our fourth quarter and total sales increased to $53.3 million, up 7% from the prior year. Fourth quarter net income was $2.3 million or $.30 per share, a record for fourth quarter earnings.
     We are extremely proud of the dedication and performance of our employees during this past year. They responded to an unfriendly external environment and they responded quickly. As a result of their efforts, we continued to move American Woodmark forward while remaining profitable in each quarter.
     To all our employees, we thank you for your hard work and commitment this past year. To our stockholders, thank you for your continuing support. We are confident that we are building long-term value in your Company. We believe that the market place will soon recognize the progress at American Woodmark and place a fair value on your investment.



       William F. Brandt, Jr.                  James J. Gosa


       /s/ BILL BRANDT                         /s/ JAMES J. GOSA
       Chairman and                            President and
       Chief Executive Officer                 Chief Operating Officer

                    FIVE YEAR SELECTED FINANCIAL INFORMATION


                                                 Years Ended April 30
                                        ---------------------------------------
                                         1996    1995    1994    1993    1992
                                        ------- ------- ------- ------- -------
FINANCIAL STATEMENT DATA
(in millions, except per share data)
  Net sales                             $196.2  $197.4  $171.3  $167.3  $137.4
  Income (loss) before income taxes        6.2     8.8     3.5    (0.7)   (6.5)
  Net income (loss)                        3.8     5.4     2.2    (0.5)   (4.0)
  Net income (loss) per share (1)          .51     .71     .29    (.06)   (.54)
  Depreciation and amortization expense    7.8     7.8     7.2     6.8     5.6
  Restructuring costs                       --     0.5     1.0     1.1      --
  Total assets                            76.3    74.4    72.3    78.5    82.3
  Long-term debt                          12.9    15.5    18.3    21.5    25.1
  Stockholders' equity                    35.8    31.8    26.4    24.2    24.7
  Average shares outstanding (1)           7.6     7.5     7.5     7.5     7.5

PERCENT OF SALES
  Gross profit                            21.5%   23.5%   21.4%   18.2%   19.2%
  Sales, general and administrative
    expenses                              17.8    18.1    17.6    16.5    22.1
  Income (loss) before income taxes        3.2     4.5     2.1    (0.4)   (4.7)
  Net income (loss)                        2.0     2.7     1.3    (0.3)   (2.9)

RATIO ANALYSIS
  Current ratio                            1.7     1.6     1.4     1.2     1.3
  Inventory turnover (2)                  11.9    11.0     8.5     7.0     5.3
  Percentage of capital:
    (LTD & equity)
  Debt                                    26.4%   32.8%   41.0%   47.0%   50.5%
  Equity                                  73.6    67.2    59.0    53.0    49.5
  Return on equity (average %)            11.4    18.4     8.6    (1.9)  (15.2)
  Collection period--days (3)             36.9    34.7    37.2    36.4    37.7



(1) The weighted average of common shares has been retroactively restated to reflect a 10% stock dividend issued in September 1993.

(2)  Based on average of beginning and ending Inventory.

(3) Based on ratio of monthly average Accounts Receivable to average Sales per day.

                    THE 2001 VISION:  A BLUEPRINT FOR GROWTH


     We are dedicated to a simple goal--superior return on investment for our stockholders. To achieve this goal, we must create sales growth, consistent improvement in period-over-period earnings and predictability in performance.
     We have worked extremely hard over the past six years to transform American Woodmark from the company it was to the company we believe it can become. We have created our competitive advantage by building a business platform based on four primary elements.

HOME CENTER MARKET POSITION

     We are the leading supplier of stock cabinetry to the home center industry. American Woodmark products are available nationwide through the three largest national chains: The Home Depot, Lowe's and Builders Square. Our products are also available through select regional home centers. These valuable partnerships provide opportunities that few, if any, existing or potential competitors can match.

DISTRIBUTOR AND BUILDER MARKET POSITION

     We have expanded our presence in the distributor channel over the past several years with our Timberlake brand cabinets. Our full line of products and services provide distributors with an extremely competitive offering. Our long-time distributors are using this competitive advantage to gain share in their home markets and to move into new markets. Large regional and national distributors have been attracted to Timberlake and several have entered the retail cabinet industry with American Woodmark supplied cabinets.

     We have established competitive positions in the strong Sunbelt builder markets. The breadth and value of our product line is helping builders compete successfully. Our innovative service programs and other support services have improved the efficiency of our customers' operations.

WOOD PROCESSING TECHNOLOGY

     As a vertically integrated manufacturer, American Woodmark has developed superior capabilities in wood technologies. Innovative research and development programs and focused capital spending continue to enhance our leadership position.

DELIVERY AND SERVICE PLATFORM

     American Woodmark has developed a distribution system that can deliver customer orders ranging from a single cabinet to a full truckload to virtually any location in the United States quickly and at a competitive cost. We have been a pioneer in such innovative programs as direct home delivery.

     American Woodmark is implementing a strategy that will provide long-term sales growth through gaining market share in our core kitchen and bath cabinet business and through the introduction of new products that take advantage of the key elements of our business platform. Our expanded base will provide consistent growth and improvements in performance.
     Fiscal 1996 was the first year in our "2001 Vision," a six-year operating plan designed to implement our strategy. Through this Vision, we have outlined specific targets that will create the following results:

     * Significant sales in new products and market categories not currently serviced;
     * Double total sales per home center outlet;
     * A competitive presence in the top forty distributor/builder markets in the United States; and
     * Double productivity.

     Our Vision is ambitious and we are under no allusions about the magnitude of our task. The path we are choosing will be difficult and we will undoubtedly experience a setback or two along this journey. As difficult as it may be, we are committed to our Vision and we will overcome the obstacles. We will find a path to our goal.
     The men and women of American Woodmark share common values and a belief about who we are and where we are going. We are resourceful and innovative. Each of us contributes our individual talents and, together, we combine these talents into focused teams. And these teams can climb mountains.
     The "1995 Vision," the six-year plan developed in 1989, was revolutionary in its impact on American Woodmark. The 2001 Vision is different--more evolutionary than revolutionary. We are building new growth on the existing foundation, rather than a new foundation. One thing, however, remains constant:
Our Mission Statement defines who we are, what we do, why we do it and how it gets done. We maintain our unwavering belief in Creating Value Through People.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

     The following table sets forth certain income and expense items as a percentage of net sales.

                                               Percentage of Net Sales
                                                Years Ended April 30
                                            ----------------------------
                                             1996        1995      1994
                                            ----------------------------
     Net sales                              100.0%      100.0%    100.0%
     Cost of sales and distribution          78.5        76.5      78.6
     Gross profit                            21.5        23.5      21.4
     Selling and marketing expenses          12.6        12.0      12.0
     General and administrative expenses      5.2         6.1       5.6
     Restructuring costs                       --         0.3       0.6
     Operating income                         3.7         5.1       3.2
     Interest expense                         0.6         0.7       1.1
     Income before income taxes               3.2         4.5       2.1

     Provision for income taxes               1.2         1.8       0.8

     Net income                               2.0         2.7       1.3


FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

     Fiscal 1996 net sales of $196.2 million decreased less than 1% from fiscal 1995 net sales of $197.4 million. A general price increase was implemented during the year to recover rising product costs. Average unit prices increased approximately 3% as the general price increase was partially offset by a shift from the upper-end to the middle of the Company's broad stock product offering.
     Overall unit volume decreased 3.5%. Unit shipments to home centers declined as the industry experienced a general economic downturn. Demand for durable, big ticket items was down significantly for most of the fiscal year at virtually all home center chains. In this environment, however, the Company was still able to maintain or increase market share at key home center accounts. Unit volumes increased in the Distributor and Builder channels due to strong new construction demand in certain geographical regions and to the addition of new customers.
     Gross profit declined to 21.5% of net sales from 23.5% the prior year. Higher average unit prices were more than offset by increased per unit labor and freight costs. In addition, gross profit was adversely impacted by unfavorable leverage as a result of lower volumes on fixed and semi-fixed costs.
     Material cost per unit remained flat with the prior year. Improvements in lumber yield and price decreases for certain raw materials were offset by unfavorable changes in the product mix and by the cost of additional standard features offered on the Company's products.
     Labor cost per unit rose due to normal rate increases, temporary inefficiencies relating to capital projects early during the fiscal year, an increase in employee health costs resulting from specific claim activity and less than anticipated demand for product during the first nine months of the fiscal year.

     Freight cost per unit increased due to new service programs developed to support the Company's customer base and maintain the Company's competitive position. Per unit overhead costs rose slightly due to the leverage impact from lower volume on fixed and semi-fixed components of expenses.

     Sales and marketing expenses rose as a percentage of net sales from 12% in fiscal 1995 to 12.6% in fiscal 1996. The Company implemented several aggressive sales promotions and other sales support initiatives during the fiscal year to maintain market share and generate incremental sales volume during the economic downturn. General and administrative expenses decreased from 6.1% of net sales in fiscal 1995 to 5.2% in fiscal 1996 due to reduced employee compensation costs associated with the Company's performance incentive programs.
     Fiscal 1996 interest expense declined $146,000 to $1.2 million from the prior year. The decrease resulted from reduced short-term borrowings under the Company's revolving credit facility and a continued reduction in long-term debt. Total debt decreased $2.7 million, or 15%, during fiscal 1996.
     During the third quarter of fiscal 1996, the Company received a tax refund from the City of Winchester pertaining to property taxes paid in prior years for the Company's Corporate Office in Winchester, Virginia. This tax refund, net of specific recovery expenses, increased other income by $398,000.
     Restructuring activities in fiscal 1996 were primarily limited to the recognition of cash outlays directly related to ongoing efforts to reduce warehouse space. These activities resulted in a reduction of established restructuring reserves by $161,000 for lease commitments, $18,000 for severance costs and $20,000 for the write-down of equipment. Annual savings of $438,000 for lease costs, $600,000 for payroll costs and $30,000 for depreciation expense were partially offset by increased freight expenses and additional labor costs to sequence production.
     Restructuring costs of $516,000 were recognized in fiscal 1995 due to the Company's efforts to reduce warehousing space. While these costs related to the plan which initiated the restructuring activity in fiscal 1993, they were not accruable until fiscal 1995 when uncertainties relating to the remaining two warehouses in Florida and California were resolved. As a result, $380,000 for lease termination costs and losses on lease commitments, $90,000 for severance costs, and $46,000 for equipment and leasehold improvement write-downs were recognized in fiscal 1995. Annual savings of $400,000 for lease costs, $340,000 for payroll, and $26,000 for depreciation expense were partially offset by increased freight costs and additional labor costs to sequence production.
     Future cash outlays to complete the restructuring activities are not anticipated to exceed the remaining balance of $133,000 in the restructuring reserve. (See Note I to the Financial Statements.)


LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities in fiscal 1996 generated $11.7 million in net cash compared to $10.9 million the prior year. Net profit before non-cash charges for depreciation and amortization, timing differences in the payment of performance incentives and related compensation expenses, and the refund of short-term deposits were the primary contributors to cash in fiscal 1996. The short-term deposits were made during the prior fiscal year to fund the construction of equipment now in operation at the Toccoa, Georgia facility. The equipment was financed through an operating lease. Promotional display shipments and decreased payables reduced cash provided by operating activities.
     Capital spending increased $1.1 million from the prior year to $5.0 million as the Company continued its capital spending program designed to improve the Company's competitive position and to lower overall cost. During fiscal 1996, equipment was purchased for the Hardy County, West Virginia facility, the Toccoa, Georgia facility and the Orange, Virginia facility to optimize process flows and lower costs. All other capital expenditures during fiscal 1996 were limited to necessary or replacement items and cost savings projects.
     Net cash used for financing activities in fiscal 1996 decreased $2.5 million from the prior year. The difference was the result of payments in fiscal 1995 that eliminated the Company's short-term revolving debt balance.
The Company reduced overall debt by $2.7 million during fiscal 1996. Total debt on April 30, 1996 was $15.6 million and did not include any short-term borrowings under the Company's credit facility. Long-term debt to total equity declined from 48.8% at April 30, 1995 to 35.9% at April 30, 1996. Cash and cash equivalents increased $4.3 million to $7.2 million at year end.
     Cash flow from operations, combined with available borrowing capacity, is expected to be sufficient to meet forecasted working capital requirements, service existing debt obligations and fund capital expenditures for fiscal 1997.


OUTLOOK FOR 1997

     The Company anticipates an overall economic environment of low to moderate growth supported by stable interest rates and low inflation. The Company anticipates that demand in the domestic cabinet market will return to the levels experienced prior to the economic downturn which impacted the home center industry in 1995. In this environment, the Company expects to gain market share and to generate higher sales based on its position with major customers, its broad stock product offering and its ability to deliver quality products with superior service.
     The Company expects to improve the profitability experienced in fiscal 1996. Additional volume, the full-year impact of the general price increase implemented during the third quarter of fiscal 1996 and higher productivity should be sufficient to offset the anticipated rise in other costs.
     The Company currently maintains sufficient overall capacity to meet projected growth over the next two years. In this environment, the Company's strategy is, on average, to reinvest at least depreciation on an annual basis. The Company is anticipating average to slightly above average capital expenditures in fiscal 1997. Identified projects include expansion to remove specific capacity limitations in certain processes, productivity improvements, cost savings and replacement of aging equipment. The Company establishes debt to equity targets in order to maintain the financial health of the Company and is prepared to trim capital spending plans if cash flow from operations is below planned levels. The Company anticipates capital expenditures will be funded from a combination of cash flow from operations and cash on hand.
     While the Company is not currently aware of any events that would result in a material decline in earnings from fiscal 1996, we participate in an industry that is subject to rapidly changing conditions. The preceding forward looking statements are based on current expectations, but there are numerous factors that could cause the Company to experience a decline in sales or earnings including: (1) overall industry demand at depressed levels, (2) economic weakness in a specific channel of distribution, especially the home center industry, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor,

(4) a sudden and significant rise in basic raw material costs, and (5) the need to respond to competitive initiatives launched by a competitor. While the Company believes these risks to be manageable and believes that these risks will not materially impact the long-term performance of the Company, these risks could under certain circumstances have a materially adverse impact on short-term operating results.


FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

     Fiscal 1995 net sales of $197.4 million increased 15.2% from $171.3 million the prior year. A general price increase was implemented during the year to recover rising material costs. Average unit prices increased as the result of the price increase and a shift towards the upper-end of the Company's broad stock product offering.
     Overall unit volume increased 8.2%, with increases across all three market channels. The volume increase in the home center channel was attributed to both strong remodeling activity and increases in market share. Distributor volume increased due to additional distributors marketing the Company's products, strong remodeling activity and improved new construction levels in certain geographical regions. Direct builder volume increased as the Company benefited from new construction growth in selected markets.
     Gross profit improved to 23.5% of net sales from 21.4% the prior year. Higher average unit prices combined with favorable volume leverage on the Company's fixed and semi-fixed costs more than offset increases in per unit material, labor and freight costs. Reductions in warehouse space utilized in the Company's operations contributed to additional cost savings.
     Material costs increased with sales of a more material-intensive product mix and price increases on raw materials, especially on particle board and cardboard.
     Labor costs rose due to rate increases and costs related to performance incentives. Health care costs were reduced for the second straight year, without a significant change in cost or coverage for the employee, due to participation in a managed care network.
     Freight costs increased as a result of the reconfiguration of the Company's distribution network. Freight cost increases were more than offset by decreases in costs related to warehousing operations. Per unit overhead costs declined due to the leverage impact of higher volume on fixed and semi-fixed components of expenses.
     Sales and marketing expenses, as a percentage of net sales, were 12% in both fiscal 1995 and fiscal 1994. The Company continued to pursue market opportunities through aggressive advertising, promotions and other sales support. General and administrative expenses increased from 5.7% of net sales in fiscal 1994 to 6.1% in fiscal 1995 due to increased compensation expenses primarily due to costs associated with the Company's performance incentive programs.
     Net interest expense in fiscal 1995 declined $534,000 to $1.4 million from the prior year. A slight rise in interest rates was more than offset by a significant reduction in outstanding debt. Total debt decreased $5.2 million or 22%, during fiscal 1995.
     In fiscal 1993, the Company initiated a restructuring plan to lower the Company's break-even point by reducing the overall cost structure and facilitate progress toward Company strategic goals. Specific actions initiated were a salaried headcount reduction, a re-deployment of management to create regional teams for the three areas served by the Company's assembly plants, out-sourcing literature warehousing and distribution operations, and a reduction in finished goods warehousing operations. (See Note I to the Financial Statements.)

     Restructuring costs of $516,000 were recognized in fiscal 1995 due to continued efforts to reduce warehousing space. While these costs related to the 1993 plan, they were not accruable until fiscal 1995 when uncertainties for the remaining two Company warehouses in Florida and California were resolved. As a result, $380,000 for lease termination costs and losses on lease commitments, $90,000 for severance costs and $46,000 for equipment and leasehold improvement write-downs were recognized in fiscal 1995. Annual savings of $400,000 for lease costs, $340,000 for payroll, and $26,000 for depreciation expense were partially offset by increased freight costs and additional labor costs to sequence production.
     In fiscal 1994, the Company recognized $622,000 related to the restructuring activities initiated in fiscal 1993 that did not become accruable until fiscal 1994. Uncertainties for three of the Company's warehouses in Illinois, California and Texas were resolved, resulting in $347,000 for lease termination costs and losses on lease commitments and $275,000 for equipment and leasehold improvement write-downs. Annual savings of $600,000 for lease cost reductions, $500,000 for payroll reductions and $25,000 for depreciation cost reductions were mitigated by incremental variable freight costs and additional labor costs at the assembly plants to sequence production.
     Also in fiscal 1994, the Company initiated a second restructuring plan to consolidate certain manufacturing operations and to discontinue its frameless product line, resulting in recognition of an additional $391,000 in restructuring costs. Costs of $157,000 were recorded to write-down equipment impaired by the Company's decision to consolidate certain manufacturing operations. Furthermore, the introduction of new technology allowing similar features on a standard cabinet box eliminated the requirement for a frameless product. Accordingly, the Company recognized $234,000 for restructuring costs for write-downs of dedicated frameless equipment and obsolete inventory.


OTHER COMMENTS

     The Company's business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters. General economic forces and changes in the Company's customer mix have reduced seasonal fluctuations in the Company's revenue over the past few years.
     The costs of the Company's products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressure and commodity price increases have been relatively modest over the past five years, except for lumber prices which rose over 35% during fiscal 1993. The Company has generally been able over time to recover the effects of inflation and commodity price fluctuations through sales price increases.
     On November 27, 1995 the Company's Board of Directors elected Mr. James J. Gosa to President and Chief Operating Officer. Mr. Gosa was formerly the Executive Vice President of the Company. Mr. William F. Brandt, Jr., formerly President, now serves as Chairman of the Board of Directors and Chief Executive Officer.
     The Company's Vice President of Sales and Marketing, Mr. C. Stokes Ritchie, resigned from the Company effective April 30, 1996.
     During the first quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Adoption of this Statement did not have a material impact on the Company's operating results or financial position. (See Note D to the Financial Statements.)
     The Company does not expect that implementation of SFAS No. 123, "Accounting for Stock-Based Compensation", which is required to be adopted by the Company beginning in fiscal 1997, will have a material effect on the Company's operating results or financial position. (See Note F to the Financial Statements.)
     The Company is involved in various suits and claims in the normal course of of business. Included therein are claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have any material adverse effect on the Company's operating results or financial position.
     The Company is voluntarily participating with a group of companies which is cleaning up a waste facility site at the direction of a state environmental authority. The Company is also involved in other matters under the direction of state environmental authorities.

     The Company records liabilities for all probable and reasonably estimable loss contingencies on an undiscounted basis. For loss contingencies related to environmental matters, liabilities are based on the Company's proportional contamination of a site since management believes it "probable" that the other parties, which are financially solvent, will fulfill their proportional share of the contamination obligation of a site. There are no probable insurance or other indemnification receivables recorded. The Company has accrued for all known environmental remediation costs which are probable and can be reasonably estimated, and such amounts are not material. (See Note J to the Financial Statements.)

                 QUARTERLY RESULTS OF OPERATIONS  (UNAUDITIED)


(in thousands, except per share amounts)       Year Ended April 30, 1996
                                         -------------------------------------
                                          1st       2nd       3rd(a)    4th(b)
                                         -------------------------------------
Net sales                                $47,250   $48,927   $46,793   $53,267
Gross profit                               9,294     9,662     9,468    13,831
Income before income taxes                   599     1,023       905     3,711
Provision for income taxes                   238       398       346     1,410
Net income                                   361       625       559     2,301
Net income per share                         .05       .08       .07       .30


                                               Year Ended April 30, 1995
                                         -------------------------------------
                                          1st       2nd(c)     3rd      4th(d)
                                         -------------------------------------
Net sales                                $45,518   $54,004    $48,145  $49,684
Gross profit                              10,786    13,353     11,056   11,123
Income before income taxes                 1,967     3,065      1,742    2,048
Provision for income taxes                   799     1,180        640      847
Net income                                 1,168     1,885      1,102    1,201
Net income per share                         .16       .25        .15      .16




(a) Income before income taxes for the third quarter of fiscal 1996 reflects $109,000 in equipment write-downs and a property tax refund of $398,000, net of specific recovery expenses.

(b) Income before income taxes for the fourth quarter of fiscal 1996 includes $530,000 in unfavorable adjustments to increase allowance for bad debt. Also included is the effect of LIFO liquidations which resulted in costs being $120,000 less than would have been recorded in a current cost environment.

(c) Income before income taxes in the second quarter of fiscal 1995 reflects $516,000 in restructuring costs and $204,000 in equipment write-downs. Also included is the effect of LIFO liquidations which resulted in costs being $174,000 less than would have been recorded in a current cost environment.

(d) Income before income taxes in the fourth quarter of fiscal 1995 reflects $353,000 in favorable adjustments to receivables for over-accrued allowances.

                                 BALANCE SHEET


(in thousands, except share data)                           April 30
                                                     ----------------------
                                                       1996          1995
                                                     --------      --------
ASSETS

Current Assets
     Cash and cash equivalents                       $ 7,201       $ 2,876
     Refundable deposits                                  --         1,708
     Customer receivables                             19,709        19,639
     Inventories                                      10,326        10,775
     Prepaid expenses and other                          899           738
     Deferred income taxes                               527           433
                                                     --------      --------
          Total Current Assets                        38,662        36,169

Property, Plant and Equipment                         33,188        33,722
Deferred Costs and Other Assets                        3,982         3,714
Intangible Pension Assets                                504           803
                                                     --------      --------
                                                     $76,336       $74,408
                                                     ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts payable                                $ 7,651       $ 8,876
     Accrued compensation and related expenses         8,467         7,156
     Current maturities of long-term debt              2,719         2,800
     Other accrued expenses                            4,416         3,175
                                                     --------      --------
          Total Current Liabilities                   23,253        22,007

Long-Term Debt, less current maturities               12,866        15,534
Deferred Income Taxes                                  2,780         3,028
Long-Term Pension Liabilities                          1,592         2,038
Commitments and Contingencies                             --            --

Stockholders' Equity
     Preferred Stock, $1.00 par value; 2,000,000
        shares authorized, none issued
     Common Stock, no par value; 20,000,000
        shares authorized; issued and outstanding
        7,608,761 -- 1996; 7,551,109 -- 1995          17,677        17,479
     Retained earnings                                18,168        14,322
                                                     --------      --------
          Total Stockholders' Equity                  35,845        31,801
                                                     --------      --------
                                                     $76,336       $74,408
                                                     ========      ========

See notes to financial statements

                   STATEMENT OF INCOME AND RETAINED EARNINGS


                                                 Years Ended April 30
                                        --------------------------------------
(in thousands, except share data)          1996          1995          1994
                                        ----------    ----------    ----------
Net sales                               $ 196,237     $ 197,351     $ 171,343
Cost of sales and distribution            153,982       151,033       134,682
                                        ----------    ----------    ----------
     Gross Profit                          42,255        46,318        36,661

Selling and marketing expenses             24,775        23,667        20,532
General and administrative expenses        10,199        11,981         9,693
Restructuring costs                            --           516         1,013
                                        ----------    ----------    ----------
     Operating Income                       7,281        10,154         5,423

Interest expense                            1,209         1,355         1,889
Other (income) expense                       (166)          (23)           11
                                        ----------    ----------    ----------
     Income Before Income Taxes             6,238         8,822         3,523

Provision for income taxes                  2,392         3,466         1,347
                                        ----------    ----------    ----------

NET INCOME                                  3,846         5,356         2,176

RETAINED EARNINGS, BEGINNING OF YEAR       14,322         8,966         9,013

Stock dividend                                 --            --        (2,223)
                                        ----------    ----------    ----------
RETAINED EARNINGS, END OF YEAR          $  18,168     $  14,322     $   8,966
                                        ==========    ==========    ==========


EARNINGS PER SHARE

Average shares outstanding              7,594,977     7,544,385     7,528,526
Net income per share                    $     .51     $     .71     $     .29
                                        ==========    ==========    ==========


See notes to financial statements

                            STATEMENT OF CASH FLOWS


(in thousands)                                         Years Ended April 30
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
OPERATING ACTIVITIES
   Net income                                      $ 3,846   $ 5,356   $ 2,176
   Adjustments to reconcile net income to net
   cash provided by operating activities:
     Provision for depreciation and amortization     7,839     7,758     7,195
     Net loss on disposal of property, plant
        and equipment                                  126        34        47
     Deferred income taxes                            (342)      284       395
     Restructuring costs                                --       178       726
     Other non-cash items                              831       532        18
     Changes in operating assets and liabilities:
        Customer receivables                          (631)     (928)   (1,539)
        Income taxes receivable                         --        --       529
        Inventories                                    177       572     2,428
        Refundable deposits                          1,708    (1,708)       --
        Other assets                                (2,828)   (2,767)   (2,052)
        Accounts payable                            (1,231)      625    (1,135)
        Accrued compensation and related expense     1,338     1,444     1,017
        Other                                          908      (500)      822
                                                   --------  --------  --------
        Net Cash Provided by Operating Activities   11,741    10,880    10,627

INVESTING ACTIVITIES
   Payments to acquire property, plant
     and equipment                                  (5,030)   (3,942)   (3,379)
   Funds designated for capital expenditures            --       468     1,002
   Proceeds from sales of property, plant
     and equipment                                     221        99        59
                                                   --------  --------  --------
        Net Cash Used by Investing Activities       (4,809)   (3,375)   (2,318)

FINANCING ACTIVITIES
   Payments of long-term debt                       (2,805)   (3,158)   (3,641)
   Net decrease in short-term borrowings                --    (2,000)   (6,000)
   Common Stock issued through stock option plans      198        69        14
                                                   --------  --------   -------
        Net Cash Used by Financing Activities       (2,607)   (5,089)   (9,627)
                                                   --------  --------   -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     4,325     2,416    (1,318)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR         2,876       460     1,778
                                                   --------  --------  --------
CASH AND CASH EQUIVALENTS, END OF YEAR             $ 7,201   $ 2,876   $   460
                                                   ========  ========  ========


See notes to financial statements

                         NOTES TO FINANCIAL STATEMENTS


Note A -- Significant Accounting Policies

     The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company's products are sold on a national basis through a network of independent distributors and directly to home centers and major builders.
     The following is a description of the more significant accounting policies of the Company.
     Revenue Recognition: Revenue is recognized as shipments are made to the customer. Revenue is based on invoice price less allowances for sales returns and cash discounts.
     Cash and Cash Equivalents: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximates cost). The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.
     Inventories: Inventories are stated at lower of cost, determined by the last-in, first-out method (LIFO), or market. The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.
     Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost less an allowance for depreciation. Depreciation of plant and equipment is provided by the straight-line method over the estimated useful lives.
     Advertising Costs:  Advertising costs are expensed as incurred.
     Promotional Displays: The Company's investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over the estimated period of benefit (approximately 30 months).
     Income Taxes: Income taxes are calculated using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. The liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.
     Earnings Per Share: Earnings per share are based on the weighted average common shares outstanding. The dilutive effect of stock options on earnings per share is not significant and has been excluded.
     Fair Value of Financial Instruments: The carrying amount of the Company's cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximates fair value.
     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Reclassifications: Certain prior years' amounts have been reclassified to conform to the current year's presentation.

Note B -- Customer Receivables

     The components of customer receivables were:

                                         April 30
                                 ------------------------
(in thousands)                     1996            1995
                                 --------        --------
Gross customer receivables       $21,215         $20,820
Less:
     Allowance for bad debt         (629)           (243)
     Allowance for returns
        and discounts               (877)           (938)
                                 --------        --------
Net customer receivables         $19,709         $19,639
                                 ========        ========


Note C -- Inventories

     The components of Inventories were:

                                         April 30
                                 ------------------------
(in thousands)                     1996            1995
                                 --------        --------
Raw materials                    $ 5,261         $ 5,650
Work-in-process                    9,336           9,876
Finished goods                     1,392           1,110
                                 --------        --------
Total FIFO Inventories            15,989          16,636

Reserve to adjust Inventories
     to LIFO value                (5,663)         (5,861)
                                 --------        --------
Total LIFO Inventories           $10,326         $10,775
                                 ========        ========

     As a result of LIFO Inventory liquidations, cost of sales reflected $120,000, $317,000, and $667,000 less expense in fiscal 1996, 1995, and 1994, respectively, than would have been recorded in a current cost environment.

Note D -- Property, Plant and Equipment

     The components of property, plant and equipment were:

                                         April 30
                                 ------------------------
(in thousands)                     1996            1995
                                 --------        --------
Land                             $   876         $   876
Buildings and improvements        16,817          16,504
Buildings and improvements -
     capital leases                6,550           6,550
Machinery and equipment           49,383          48,221
Machinery and equipment -
     capital leases                1,861           1,956
Construction in progress             850           1,331
                                 --------        --------
                                  76,337          75,438

Less allowance for depreciation  (43,149)        (41,716)
                                 --------        --------
Total                            $33,188         $33,722
                                 ========        ========

     Depreciation expense amounted to $5,128,000, $5,028,000, and $5,372,000 in fiscal 1996, 1995, and 1994, respectively.
     The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", in the first quarter of fiscal 1996. SFAS 121 addresses situations where information indicates that a company might be unable to recover, through future operations or sale, the carrying amount of long-lived assets, identifiable intangibles, and goodwill related to those assets. Adoption of this Statement did not have a material impact on the Company's results of operations or financial position.


Note E -- Loans Payable and Long-Term Debt

     Maturities of long-term debt are as follows:

                                           Years Ending April 30
                            ---------------------------------------------------
                                                              2002 and  Total
                                                               There-    Out-
(in thousands)              1997   1998   1999   2000   2001    after  standing
                           ------ ------ ------ ------ ------ -------- --------
Notes payable              $1,015 $  758 $  500 $  125 $   --  $   --   $ 2,398

Industrial Revenue Bonds    1,105  1,105  1,120    750    750   3,425     8,255

Capital lease obligations     599    367    372    376    395   2,823     4,932
                           ------ ------ ------ ------ ------ -------- --------
Total                      $2,719 $2,230 $1,992 $1,251 $1,145  $6,248   $15,585
                           ====== ====== ====== ====== ====== ========
Less current maturities                                                   2,719
                                                                       --------
Total                                                                   $12,866
                                                                       ========

     The Company's primary loan agreement provides for term loans and a $12 million revolving credit facility. This agreement includes various variable interest rate options which lower and raise the interest rate based on Company performance. The maximum interest rate under the agreement is the prime rate.
     The revolving credit facility is used by the Company as a working capital account. As such, borrowings and repayments may routinely occur on a daily basis. The outstanding balance against this line of credit never exceeded $1.7 million and $3.3 million in fiscal 1996 and 1995, respectively. In fiscal 1996, the total transactions through this credit facility were borrowings of $7.5 million and payments of $7.5 million. In fiscal 1995, the total transactions through this facility were borrowings of $10.2 million and payments of $12.2 million, resulting in a net reduction of $2.0 million for the fiscal year. No revolving credit loans were outstanding at April 30, 1996 and 1995.
     The Company employs straight-forward interest rate swap agreements to assist in maintaining a balance between fixed and variable interest rates on outstanding debt. Any deferred gain or loss associated with the swap agreements is accounted for over the life of the swaps at the fixed rate stipulated in the executed agreements. On April 30, 1996, these amounts were immaterial. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type instruments.
     At April 30, 1996, term loans of $2.4 million were outstanding. The term loans bore a variable interest rate of 6.6% on April 30, 1996.
     On April 30, 1996, the Company had $8.3 million outstanding in industrial revenue bonds, maturing at various dates through 2002. Due to an interest rate swap agreement, a fixed rate of 6.2% applies to $6.6 million through June 1, 1999. The variable rate that would have applied if the rate swap had not occurred was 4.4% on April 30, 1996. On $1.7 million of outstanding bonds, the variable interest rate was 4.4% on April 30, 1996.
     Substantially all of the industrial revenue bonds are redeemable at the option of the bondholder. The Company has irrevocable arrangements to refinance these bonds on a long-term basis in the event they are redeemed.
     Interest rates on the Company's capital lease obligations were approximately 5.0% on April 30, 1996, and these obligations mature through 2007.
     The Company's primary loan agreement limits the amount and type of indebtedness the Company can incur, prohibits the payment of cash dividends, and requires the Company to maintain a specific minimum net worth and specified financial ratios measured on a quarterly basis. Substantially all assets of the Company are pledged as collateral under the primary loan agreement, industrial revenue bond agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 1996.
     Interest paid was $1,178,000, $1,376,000, and $1,927,000 during fiscal
1996, 1995, and 1994, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.


Note F -- Stockholders' Equity

Common Stock
     Transactions affecting Common Stock were as follows:

                               Shares          Amount
                             Outstanding   (in thousands)
                             -----------   --------------
Balance at April 30, 1994     7,531,225      $   17,410
Stock options exercised          19,884              69
                             -----------   --------------
Balance at April 30, 1995     7,551,109      $   17,479
Stock options exercised          57,652             198
                             -----------   --------------
Balance at April 30, 1996     7,608,761      $   17,677
                             ===========   ==============

     The Company has not paid any cash dividends on its Common Stock since its inception.

Employee Stock Ownership Plan
     In fiscal 1990, the Company instituted the American Woodmark Stock Ownership Plan (AWSOP). Under this plan, all employees over the age of 18 who have been employed by the Company for a minimum of one year are eligible to receive Company stock through a profit sharing contribution and a 401(k) matching contribution based upon the employee's contribution to the plan.
     Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $115,000, $155,000, and $81,000 in fiscal 1996, 1995, and 1994, respectively.
     The Company matches 401(k) contributions in the amount of 50% of an employee's contribution to the plan up to 3% of base salary for an effective maximum Company contribution of 1.5%. The expense for 401(k) matching contributions for this plan was $502,000, $407,000, and $237,000 in fiscal 1996, 1995, and 1994, respectively.

Stock Options
     In 1986, stockholders approved a stock option plan for key employees of the Company. This plan expired in April 1996. The outstanding options are exercisable in annual cumulative increments of 33.33% beginning one year after the date of grant and must be exercised within twelve months after the cumulative increments equal 100%, at which time the options expire.
     The following table summarizes stock option activity under this plan for the fiscal year ended April 30, 1996:

                                      Number     Option Price
                                    of Shares      per Share
                                    ---------    ------------
Outstanding at May 1, 1995           303,705      $2.39-$5.64
Granted                               60,600      $4.38-$5.50
Exercised                            (57,652)     $2.39-$4.09
Expired or cancelled                 (71,808)     $2.39-$5.13
                                    ---------
Outstanding at April 30, 1996        234,845      $2.39-$5.64
                                    =========

Exercisable at April 30, 1996        134,745      $2.39-$5.64
                                    =========
Available for future
     issuance at April 30, 1996            0
                                    =========

     In August 1995, stockholders approved a stock option plan for non-employee directors, which replaced the 1990 Plan that had expired. At April 30, 1996, options granted under the 1990 Plan (ranging from $2.50 to $5.75 per share) for 18,074 shares were outstanding, of which 7,941 options (ranging from $2.50 to $5.75 per share) were exercisable. Under the 1990 Plan options for 3,663 shares expired at $3.64 per share during fiscal 1996.
     Under the new 1995 Plan, 30,000 shares of Common Stock may be granted as options. During fiscal 1996, options for 6,000 shares were granted under the new plan at $4.94 per share. No options were exercised under either plan in fiscal 1996.
     The Company currently accounts for its stock-based compensation plans using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).
     In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation". Under the provisions of SFAS 123, companies may elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25. SFAS 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair-value-based method of accounting had been applied. The disclosures required by SFAS 123 will be included in the Company's 1997 financial statements.
     As the Company anticipates continuing to account for stock-based compensation using the intrinsic value method, SFAS 123 will not have an impact on the Company's results of operations or financial position.

Note G -- Employee Benefits

     The Company has two defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides pension benefits based upon a formula which considers salary levels and length of service. The hourly pension plan provides benefits based upon an hourly rate formula. Contributions to the plans meet or exceed the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974. Pension plan assets are invested in equity mutual funds and fixed income security funds.
     Net periodic pension costs were comprised of the following:

                                    Years Ended April 30
                                 ---------------------------
(in thousands)                    1996      1995      1994
Service cost-benefits            -------   -------   -------
     earned during the year      $  763    $  663    $  637
Interest cost on projected
     benefit obligation           1,031       880       790
Actual return on plan
     assets                      (1,846)     (684)     (528)
Net amortization and
     deferrals                    1,045      (109)     (231)
                                 -------   -------   -------
Net periodic pension cost        $  993    $  750    $  668
                                 =======   =======   =======

     The funded status of the Company's pension plans was as follows for the fiscal years ended April 30:

                                       1996                      1995
                             ------------------------  ------------------------
                             Plan assets  Accumulated  Plan assets  Accumulated
                               exceed       benefit      exceed       benefit
                             accumulated  obligation   accumulated  obligation
                               benefit      exceeds      benefit      exceeds
(in thousands)               obligation   plan assets  obligation   plan assets
                             -----------  -----------  -----------  -----------
Actuarial present value
     of pension benefit
     obligation:
Vested                        $  6,495      $ 4,904      $5,531       $ 4,460
Non-vested                         402          449         362           393
                             -----------  -----------  -----------  -----------
Accumulated                      6,897        5,353       5,893         4,853

Effect of anticipated
     future salary increases     2,200           --       2,269            --
                             -----------  -----------  -----------  -----------
Projected                        9,097        5,353       8,162         4,853

Fair value of plan assets        8,525        4,668       7,309         4,086
                             -----------  -----------  -----------  -----------
Projected benefit obligation
     in excess of the fair
     value of plan assets          572          685         853           767
Unrecognized prior service
     cost                          (53)        (310)        (61)         (307)
Unrecognized net gain (loss)     1,746          (48)      1,089          (318)
Unrecognized net transition
     obligation                   (264)        (146)       (315)         (178)
Additional minimum liability        --          504          --           803
                             -----------  -----------  -----------  -----------
Net pension obligation        $  2,001      $   685     $ 1,566       $   767
                             ===========  ===========  ===========  ===========

     Primary assumptions utilized in accounting for the Company's pension plans were as follows:

                                            Years Ended April 30
                                      --------------------------------
                                      1996          1995          1994
                                      ----          ----          ----
Weighted average assumed
     discount rate                    8.0%          8.0%          8.0%
Estimate of salary increases
     (salaried plan only)             4.0%          4.0%          4.0%
Expected long-term rate
     of return on assets              8.0%          8.0%          8.0%

     The Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits", in the first quarter of fiscal 1995. SFAS No. 112 requires the Company to accrue for postemployment benefits provided to former or inactive employees that have not retired. Adoption of this Statement did not have a material impact on the Company's operating results or financial position.

Note H -- Income Taxes

     The provision for income taxes is comprised of the following:

                               Years Ended April 30
                        ----------------------------------
(in thousands)            1996         1995         1994
Current                 --------     --------     --------
  Federal               $ 2,429      $ 2,619      $   787
  State                     305          563          165
                        --------     --------     --------
     Total current        2,734        3,182          952
                        --------     --------     --------
Deferred
  Federal                  (283)         272          361
  State                     (59)          12           34
                        --------     --------     --------
     Total deferred        (342)         284          395
                        --------     --------     --------
Total                   $ 2,392      $ 3,466      $ 1,347
                        ========     ========     ========

     The Company's effective income tax rate varied from the federal statutory rate as follows:

                                    Years Ended April 30
                                   ----------------------
                                    1996    1995    1994
                                   ------  ------  ------
Federal statutory rate               34%     34%     34%
State income taxes, net
     of federal tax effect            3       4       4
Other                                 1       1      --
                                   ------  ------  ------
Effective Rate                       38%     39%     38%
                                   ======  ======  ======

     Income taxes paid were $1,809,000, $3,547,000, and $1,128,000 for fiscal years 1996, 1995, and 1994, respectively. Income tax refunds received were $64,000, $3,000, and $534,000 for fiscal years 1996, 1995 and 1994, respectively.

     The significant components of deferred tax assets and liabilities are as follows:

                                      April 30
                                 -----------------
(in thousands)                    1996       1995
Deferred Tax Assets              ------     ------
     Employee benefits           $  579     $  566
     Other                          913        845
                                 ------     ------
     Total                        1,492      1,411

Deferred Tax Liabilities
     Depreciation                 2,996      3,344
     Inventory                      555        530
     Other                          194        132
                                 ------     ------
     Total                        3,745      4,006
                                 ------     ------
Net Deferred Tax Liabilities     $2,253     $2,595
                                 ======     ======


Note I -- Restructuring Provisions

     The Company initiated a restructuring plan in fiscal 1993 to lower the Company's break-even point by reducing the overall cost structure and facilitate progress toward Company strategic goals.
     Restructuring charges were recognized in fiscal 1994 and fiscal 1995 pursuant to SFAS No. 5 and AIN-APB 30#1. Costs were recorded when the Company decided to initiate the restructuring, a plan of action had been determined, and costs for the plan became reasonably estimable.
     In fiscal 1994, the Company initiated a second restructuring plan, recording $391,000 in restructuring costs, to consolidate certain manufacturing operations and to discontinue its frameless product line. The Company recognized $622,000 in restructuring costs in fiscal 1994 related to the restructuring activities initiated in fiscal 1993 that did not become accruable until fiscal 1994.
     The Company recognized $516,000 in restructuring costs in fiscal 1995 related to the restructuring activities initiated in fiscal 1993 that did not become accruable until fiscal 1995.

     Fiscal year 1996 restructuring activities were limited to the expenditure of the previously anticipated cash outlays as estimated in the two prior fiscal years. A summary of the Company's restructuring provisions and activities against these provisions follows:

(in thousands)                      A        B        C        D       Total
                                  -----    -----    -----    -----    -------
April 30, 1993 accrual             $198     $ 86     $  0     $  0     $  284
FY94 Restructuring provisions       622        0      234      157      1,013
FY94 Cash expenditures              380       78        0        0        458
FY94 Non-cash/other                 242        8       64        0        314
                                  -----    -----    -----    -----    -------
April 30, 1994 accrual             $198     $  0     $170     $157     $  525

FY95 Restructuring provisions       516        0        0        0        516
FY95 Cash expenditures              338        0        0        0        338
FY95 Non-cash/other                  44        0      170      157        371
                                  -----    -----    -----    -----    -------
April 30, 1995 accrual             $332     $  0     $  0     $  0     $  332

FY96 Restructuring provisions         0        0        0        0          0
FY96 Cash expenditures              179        0        0        0        179
FY96 Non-cash/other                  20        0        0        0         20
                                  -----    -----    -----    -----    -------
April 30, 1996 accrual             $133     $  0     $  0     $  0     $  133
                                  =====    =====    =====    =====    =======

A - Warehouse space reduction (substantially all of which relates to lease termination costs and PP&E write-downs)

B - Salaried headcount reduction (severance) and other employee costs

C - Discontinuance of frameless line

D - Manufacturing consolidation (PP&E write-downs)

     Cash outlays after April 30, 1996 to complete the restructuring activities are estimated at $133,000. The outlays are required to fund outstanding lease commitments until fiscal 1997.

Note J -- Commitments and Contingencies

Legal Matters
     The Company is involved in various suits and claims in the normal course of business. Included therein are claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have a material adverse effect on the Company's results of operations or financial position.
     The Company is voluntarily participating with a group of companies which is cleaning up a waste facility site at the direction of a state environmental authority. The Company is also involved in other matters under the direction of state environmental authorities.
     The Company records liabilities for all probable and reasonably estimable loss contingencies on an undiscounted basis. For loss contingencies related to environmental matters, liabilities are based on the Company's proportional share of the contamination obligation of a site since management believes it "probable" that the other parties, which are financially solvent, will fulfill their proportional contamination obligations. There are no probable insurance or other indemnification receivables recorded. The Company has accrued for all known environmental remediation costs which are probable and can be reasonably estimated, and such amounts are not material. Due to factors such as the continuing evolution of environmental laws and regulatory requirements, technological changes, and the allocation of costs among potentially responsible parties, estimation of future remediation costs is necessarily imprecise. It is possible that the ultimate cost, which cannot be determined at this time, could exceed the Company's recorded liability. As a result, charges to income for environmental liabilities could have a material effect on results of operations in a particular quarter or year as assessments and remediation efforts proceed. However, management is not aware of any matters which would be expected to have a material adverse effect on the Company's results of operations or financial position.

Lease Agreements
     The Company leases an office building, certain of its service centers and equipment. Total rental expenses amounted to approximately $3,378,000, $3,780,000, and $4,211,000 in fiscal 1996, 1995, and 1994, respectively.
     Minimum rental commitments as of April 30, 1996, under noncancelable leases are as follows:

(in thousands)
Fiscal Year                               Operating      Capital
- -------------------                       ----------     --------
1997                                       $ 1,668       $   842
1998                                         1,020           581
1999                                         1,057           566
2000                                           927           551
2001                                           864           551
2002 and thereafter                            548         3,303
                                          ----------     --------
                                           $ 6,084       $ 6,394
                                          ==========
Less amounts representing interest                         1,462
                                                         --------
Total obligation under capital leases                    $ 4,932
                                                         ========

Related Parties
     During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The initial lease term has five remaining years with two five-year renewal periods available at the Company's option. Under this agreement, rental expense was $370,000, $365,000, and $358,000 in fiscal 1996, 1995, and 1994, respectively. Rent during the remaining base term of approximately $376,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.


Note K -- Other Information

     Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company's customers operate in the construction and remodeling markets. At April 30, 1996, the Company's two largest customers, Customer A and Customer B, represented 7.9% and 13.2% of the Company's customer receivables, respectively.
     The following table summarizes the percentage of sales to the Company's two largest customers for the last three fiscal years:

                  Percent of Annual Sales
                 ------------------------
                  1996     1995     1994
                 ------   ------   ------
Customer A        10.7     15.8     14.7
Customer B        17.5     14.2     13.0

     The Company maintains an allowance for bad debt based upon management's evaluation and judgment of potential net loss. The allowance is estimated based upon historical experience, the effects of current developments and economic conditions, and anticipation of customers' financial condition. Estimates and assumptions are periodically reviewed and updated with any resulting adjustments to the allowance reflected in current operating results.

                              MANAGEMENT'S REPORT


     The accompanying financial statements are the responsibility of and have been prepared by the management of American Woodmark. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgements. Financial information throughout this annual report is consistent with the financial statements.
     The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are properly recorded, that policies and procedures are adhered to and that assets are adequately safeguarded. The system of internal controls is supported by written policies and guidelines, an organizational structure designed to ensure appropriate segregation of responsibilities and selection and training of qualified personnel.
     To ensure that the system of internal controls operates effectively, management and the internal audit staff review and monitor internal controls on an ongoing basis. In addition, as part of the audit of the financial statements the Company's independent auditors evaluate selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be performed. The Company believes its system of internal controls is adequate to accomplish the intended objectives, and continues its efforts to further improve those controls.
     The Audit Committee of the Board of Directors, which is composed entirely of non-management Directors, oversees the financial reporting and internal control functions. The Audit Committee meets periodically and separately with Company management, the internal audit staff, and the independent auditors to ensure these individuals are fulfilling their obligations and to discuss auditing, internal control and financial reporting matters. The Audit Committee reports its findings to the Board of Directors. The independent auditors and the internal audit staff have unrestricted access to the Audit Committee.



/s/ BILL BRANDT
William F. Brandt, Jr.
Chairman & Chief Executive Officer



/s/ JAMES J. GOSA
James J. Gosa
President and Chief Operating Officer



/s/ KENT GUICHARD
Kent B. Guichard
Vice President, Finance and Chief Financial Officer

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Stockholders and Board of Directors
American Woodmark Corporation

     We have audited the accompanying balance sheets of American Woodmark Corporation as of April 30, 1996 and 1995, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended April 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Woodmark Corporation at April 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP
Baltimore, Maryland
June 7, 1996

                       DIRECTORS AND EXECUTIVE OFFICERS


William F. Brandt, Jr.
Chairman and Chief Executive Officer

James J. Gosa
Director; President and Chief Operating Officer

David L. Blount
Vice President, Manufacturing

Kent B. Guichard
Vice President, Finance and
Chief Financial Officer

Donald P. Mathias
Director; Retired Vice President, Assembly and
Distribution

Daniel T. Carroll
Director; Chairman
The Carroll Group, Inc.
A Management Consulting Firm

Martha M. Dally
Director; Executive Vice President-Personal Products
Sara Lee Corporation

John T. Gerlach
Director; Director of MBA Program
Sacred Heart University

Richard A. Graber
Director; Retired Vice President, Marketing
American Woodmark Corporation

C. Anthony Wainwright
Director; Chairman
Harris, Drury, Cohen, Inc.

                             CORPORATE INFORMATION



Annual Meeting

The annual meeting of the stockholders of American Woodmark Corporation will be held on August 20, 1996, at 9:00 a.m. at Piper's at Creekside in Winchester, Virginia.


Form 10-K Report

A copy of the Form 10-K for the year ended April 30, 1996, may be obtained by writing to:
     Kent Guichard
     Vice President, Finance
     American Woodmark Corporation
     P.O. Box 1980
     Winchester, VA  22604-8090


Corporate Headquarters

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA  22601-4208
(540) 665-9100


Mailing Address

P.O. Box 1980
Winchester, VA  22604-8090


Transfer Agent

ChaseMellon Shareholder Services, L.L.C.
800-851-9677



1996 American Woodmark Corporation(R)

American Woodmark(R) and Timberlake(TM) are trademarks of American Woodmark Corporation.

Printed in U.S.A.

                            APPENDIX TO EXHIBIT 13


Front cover  Picture
Shows portion of a modern kitchen:  "Designing Our Future"

Page 3  Picture
Shows James J. Gosa (President and Chief Operating Officer) and William F. Brandt, Jr. (Chairman and Chief Executive Officer)

Page 6  Picture
Shows a family and sales representative at a home center showroom
Caption: "Home Centers will continue to be a growth market for many years. Our strong relationships with the major home center chains will help us meet our own growth objectives."

Page 7  Picture
Shows a new kitchen
Caption: "The Distributor and Builder Channels are a significant and growing part of our sales base. Additional growth will be generated from penetrating new markets and from innovative products and services for new home buyers and remodelers."

Page 8  Two pictures
Each picture shows a portion of a production line
Caption: "Wood Finishing is at the heart of our production process. Finding new applications for our expertise will provide growth opportunities in new products and channels of distribution."

Page 9  Picture
Shows a kitchen cabinet being delivered
Caption: "Home Delivery of our products, virtually anywhere in the country, helps distinguish our after-sale service from our competitors. Future opportunities for growth are increased by the business partnerships that make this service possible."

Page 10  Picture
Shows the Company symbol for the "2001 Vision"
Caption:  CREATING VALUE THROUGH PEOPLE

Page 12  Graph
Graph of inventory turnover for last five fiscal years
Caption:  INVENTORY TURNOVER

     1992     1993     1994     1995     1996
      5.3      7.0      8.5     11.0     11.9

Page 13  Graph
Graph of long-term debt for last five fiscal years
Caption:  LONG-TERM DEBT AS A PERCENTAGE OF CAPITAL

     1992     1993     1994     1995     1996
     50.5%    47.0%    41.0%    32.8%    26.4%