Form 10-K405, Exhibit 13
period 1997-04-30
AMERICAN WOODMARK CORP
filed 1997-07-22
CIK 794619

TABLE OF CONTENTS


Company Profile                                    2

Market Information                                 2

Financial Highlights                               2

Letter from the President                          3

Five Year Selected Financial Information           5

Opening the Door to the 2001 Vision                6

Management's Discussion and Analysis              10

Financial Statements                              16

Notes to Financial Statements                     19

Management's Report                               27

Report of Independent Auditors                    28

Board of Directors and Executive Officers

Corporate Information

                                                                    Exhibit 13

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

ONCE WE'VE DONE IT

When we achieve our goal good things happen: sales increase, profits are made, shareholders and employees are rewarded, jobs are created, our communities benefit, we have fun, and our customers are happy and proud--with a new kitchen or bath from American Woodmark.

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

   The Company offers approximately 100 cabinet lines in a wide variety of designs, materials and finishes. Its products are sold on a national basis through a network of independent distributors and directly to home centers, major builders and home manufacturers. Approximately 60% of its sales during fiscal year 1997 were to the remodeling market and 40% to the new home market.

   The Company is one of the five largest manufacturers of kitchen cabinets in the United States.


                           MARKET INFORMATION


   American Woodmark Corporation no par value Common Stock is traded on the NASDAQ Over-the-Counter market under the AMWD symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

                                                 Market Price
                                              -----------------   Dividends
(in dollars)                                  	 High      Low    	 Declared
                                              --------  -------   ---------
FISCAL 1997

First quarter		                                $ 6.13   $ 4.75	    $  --
Second quarter	                               	  9.75     5.13 	      .02
Third quarter	                                	 19.00     8.13 	      .02
Fourth quarter                                	 22.38    10.75	       .02

FISCAL 1996

First quarter		                                  6.13     5.00	       --
Second quarter		                                 5.50     4.50 	      --
Third quarter		                                  4.88     3.88 	      --
Fourth quarter	                               	  5.56     4.00	       --


   As of April 30, 1997, there were approximately 4,100 stockholders of record of the Company's Common Stock. Included are approximately 84% of the Company's employees who are stockholders through the American Woodmark Stock Ownership Plan.

                          FINANCIAL HIGHLIGHTS


(in thousands, except share data)    	  	           Years Ended April 30
                                               ------------------------------
                                                 1997       1996       1995
                                               --------   --------   --------
OPERATIONS

Net sales					                                	$219,402   $196,237 	 $197,351
Operating income       				                      17,606	     7,281	    10,154
Income before income taxes				                   17,114	     6,238 	    8,822
Net income 						                                10,548	     3,846 	    5,356
Earnings per share			                        		$   1.37	  $    .51  $     .71
Average shares outstanding -- Note A			           7,673	     7,595 	    7,544


FINANCIAL POSITION

Working capital		                           			$ 23,442	  $ 15,409	 $ 14,162
Total assets	                             					  87,157	    76,336    74,408
Long-term debt	                           					  10,637     12,866    15,534
Stockholders' equity					                      $ 46,298	  $ 35,845  $ 31,801
Long-term debt to equity ratio			                   23%	       36%	      49%

TO OUR SHAREHOLDERS:

Fiscal 1997 was an extraordinary year for American Woodmark. We achieved record sales and reported record net income of $10,548,000 or $1.37 per share. Based on our performance, the value of a share of American Woodmark stock increased from under $5.00 in April 1996 to almost $13.00 in April 1997. The total return to our shareholders for the year including cash dividends was 180%, placing us at the top of our peer group.

Net sales increased 12% to $219.4 million from $196.2 million the previous year. We continue to gain market share, especially in the critical home center channel, based on our strong market position, our key customer relationships and our innovative product and service programs. Year-over-year sales increased at The Home Depot, Lowe's and Builders Square. During the year we completed our roll-out into the Northeast Region of The Home Depot, the largest home center chain in the country. American Woodmark cabinets are now available nationwide in virtually all 500 Home Depot stores. We continued our partnership program and growth rate with Lowe's, the second largest home center chain in North America. Our products are proudly offered in almost 350 Lowe's stores. Sales to Builders Square increased for the first time in three years. In addition to our core special order cabinet business, we completed the roll-out of a successful new in-stock cabinet program across the over 160 stores operated by Builders Square.

We continue to be very aggressive and gain market share through our Timberlake(R) brand program designed for the new construction industry. Throughout the year, we successfully expanded existing relationships with national and regional builders and established a new presence in markets previously not served by our Company.

In addition to our traditional cabinet business, we began to generate significant sales for the first time during this year from our efforts to develop and introduce new products and to enter new markets. Sales were generated from new in-stock programs in both cabinets and vanities. In addition, our engineered cabinet line has been greeted with enthusiasm by the industry. This new line accounted for a significant increase in units shipped by the end of the fiscal year. We are confident that in the years ahead these new business efforts will generate growth rates above those available in our traditional cabinet business.

Our capital spending program continues to drive substantial improvements in operating efficiencies. Material utilization increased from the prior year to the highest point in over five years, despite significant cost pressure in the hardwood lumber markets. New equipment and manufacturing techniques improved labor productivity by 16% over the prior year. Capacity utilization increased with higher volumes, creating operating leverage on fixed costs. The improvements in efficiencies resulted in gross margins rising from below 22% in fiscal 1996 to almost 28% in fiscal 1997.

Net income set a new record in each of the four quarters in fiscal 1997. Net income improved over the previous records by 11% in the first quarter, 30% in the second, 62% in the third and 26% in the fourth. Including the fourth quarter of the previous year, American Woodmark has now established a new level of earnings performance in five consecutive quarters. Net income for the year was 41% above the previous high set in fiscal 1989.

Our record performance during this past year was the result of efforts over the years by many employees. Two individuals, Al Graber and Don Mathias, were founders of our Company in 1980. They left active management in years past and, in 1997, Al and Don decided to retire from our Board of Directors as well. They both worked tirelessly over the years to build American Woodmark into the Company it is today. We will miss their energy and counsel, and we recognize them for tremendous contributions over their fifty years of combined service.

In closing, I would like to thank all the fine men and women that work at American Woodmark. Not only did our employees achieve record levels of performance in fiscal 1997, they did so while continuing to build the foundation for an even better future.

As we continue on our path towards the 2001 Vision, our goal is to create growth not only in our core business but also through investments in new products and new markets. The in-stock program for cabinets and vanities and the engineered cabinet line are just two examples of these new products. Several other exciting new ideas are in development that will help us reach our growth objectives. We are committed to driving double digit annual sales growth and to creating leverage on the bottom line with this growth.

As excited as we are about the performance of our Company this past year, we are even more excited about our future prospects. We are dedicated to delivering consistent period-over-period earnings growth within the context of our long-term strategy and to consistently provide a superior return to those shareholders investing for the long term.



/s/ JAMES J. GOSA
James J. Gosa
President and Chief Executive Officer

                  FIVE YEAR SELECTED FINANCIAL INFORMATION



                           	                    Years Ended April 30
                                       --------------------------------------
                                        1997    1996    1995    1994    1993
                                       ------  ------  ------  ------  ------
FINANCIAL STATEMENT DATA
(in millions, except share data)
 Net sales					    	                   $219.4  $196.2  $197.4  $171.3  $167.3
 Income (loss) before income taxes       17.1     6.2     8.8	    3.5    (0.7)
 Net income (loss)		                	    10.5     3.8     5.4     2.2 	  (0.5)
 Earnings (loss) per share (1)	  	     	 1.37     .51     .71	    .29    (.06)
 Depreciation and amortization expense    7.8	    7.8     7.8	    7.2	    6.8
 Restructuring costs 				                  --	     --	    0.5	    1.0	    1.1
 Total assets                            87.2	   76.3	   74.4	   72.3	   78.5
 Long-term debt	                   				  10.6	   12.9	   15.5	   18.3	   21.5
 Stockholders' equity				                46.3    35.8	   31.8 	  26.4	   24.2
 Cash dividends declared per share		      .06	     --	     --	     -- 	    --
 Average shares outstanding (1)			        7.7	    7.6	    7.5	    7.5	    7.5


PERCENT OF SALES

 Gross profit					                       27.8%	  21.5%	  23.5%	  21.4%	  18.2%
 Sales, general and administrative
   expenses					                         19.8	   17.8 	  18.1	   17.6	   16.5
 Income (loss) before income taxes		      7.8	    3.2	    4.5	    2.1 	  (0.4)
 Net income (loss)					                   4.8	    2.0	    2.7	    1.3 	  (0.3)


RATIO ANALYSIS

 Current ratio			                   			   1.9	    1.7 	   1.6	    1.4	    1.2
 Inventory turnover (2)				              15.3	   11.9 	  11.0	    8.5	    7.0
 Percentage of capital:
  (LTD & equity)
 Debt					                               18.7%	  26.4%   32.8%	  41.0%	  47.0%
 Equity					                             81.3 	  73.6 	  67.2	   59.0	   53.0
 Return on equity (average %)		          25.7	   11.4	   18.4 	   8.6 	  (1.9)
 Collection period--days (3)		           36.1	   36.9	   34.7	   37.2	   36.4



(1) The weighted average of common shares has been retroactively restated to reflect a 10% stock dividend issued in September 1993.

(2)  Based on average of beginning and ending inventory.

(3) Based on ratio of monthly average customer receivables to average sales per day.

                   OPENING THE DOOR TO THE 2001 VISION



  	In 1996, we launched the "2001 Vision", a six year blueprint for growth.  Our
Vision is built on four primary competitive advantages.

 HOME CENTER MARKET POSITION. We are the leading supplier of stock cabinetry to the home center industry and are the stock vendor of choice at The Home Depot, Lowe's, Builders Square and 84 Lumber. Our products are featured in almost 1,000 big box home center outlets nationwide.

 DISTRIBUTOR AND BUILDER MARKET POSITION. We have several key customer relationships with national and regional companies in both the distributor and direct builder channels. Our Timberlake brand has enabled us to expand our presence in these important markets.

 WOOD TECHNOLOGY. As a vertically integrated manufacturer, we have developed expertise in the full range of wood processing and wood finishing technologies.

 DELIVERY AND SERVICE PLATFORM. We have created a sophisticated distribution system that offers superior service and significant flexibility to our customers.

   During this past year our Vision has begun to take shape and receive definition. Overall strategies have led to tactical plans which, in turn, have led to specific action steps. Targets have been established throughout the organization that, by the year 2001, will result in:
   * Significant sales in new products and market categories not currently serviced;
   * Double total sales per home center outlet;

   * A competitive presence in the top forty distributor/builder markets in the United States; and
   * Double productivity.

  	Our action steps and targets are focused in three areas.  First and foremost, we are a product driven Company in a product driven business.  And we think about products in the largest sense of the word.  Our product is the total experience of the end consumer's construction or remodeling project, from design to order to delivery to installation.

  	Since the beginning of the 2001 Vision, American Woodmark has introduced a wide variety of new products and features including:
   * A popular shaker design in maple and oak with a variety of finishes including natural, traditional stains and frost;
   * A high-end white line using thermofoil technology to create a custom look and feel at a reasonable price;
   * A new cherry line offered in both classic Bordeaux and contemporary Spice finishes;

   * A natural, character oak line with the timeless look of traditional oak;
   * A value white line, providing the style of an all white cabinet at an entry level price point;
   * A new finish, BeautyGuard(R), which creates a durable, custom feel at reasonable prices;
   * Many new features across both new and existing lines including Hidden Glides(R), upgraded hardware, thicker shelves, mullion doors on wall cabinets, more accessories and more mouldings;
   * A new Ready-to-Assemble line of cabinets and vanities for both the Do-It-Yourself consumer and the value conscious professional;
   * A new "in-stock" vanity line for the customer that wants the quality of a full-framed, wood cabinet with in-stock convenience;
   * Expanded delivery partnerships which increase our ability to service the customer when they want, where they want and how they want;
   * New customer service systems to make ordering and issue resolution both quicker and easier for the customer; and
   * An installed sales program that supports the builder from the initial house design to final installation of the cabinets and other related products.

  	Second, we continue to develop our relationships with key customers and suppliers. With our customers, we have developed partnership teams to identify and take advantage of opportunities through joint training and problem solving activities. With our suppliers, we have also developed partnership teams to lower overall costs and increase value to our customers. In both instances, we are working to break down the historical win/lose structure of customer and supplier relationships. We are effectively creating consistent win/win situations with our external partners.

  	Third, we continue to work extremely hard on our organizational strengths. Having the right products is necessary to "get into the game" in our industry. Outstanding customer and supplier relationships put us "one leg up" on our competition. But a superior organization provides American Woodmark with a long-term, sustainable advantage.

  	We continue to invest heavily in our organization and in our people. We invest in their working environment and in the tools our people need. We invest in their training and their development. Most importantly, we invest in programs to attract and retain the right people. Every full time American Woodmark employee, for example, shares in our success through participation in a cash bonus program.

  	For over a decade, our Mission Statement has defined who we are, what we do, why we do it and how it gets done.  We are dedicated to Creating Value Through
People.  Ultimately, we believe that our success and our greatest advantage comes from committed individuals with shared values pursuing a common goal.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

   The following table sets forth certain income and expense items as a percentage of net sales.
           		         						     	      								   Percentage of Net Sales
                                                     Years Ended April 30
                                                  ------------------------
                                      	     						 1997  	  1996     1995
                                                  ------   ------   ------
  Net sales						                                 100.0%	 	100.0%	  100.0%
  Cost of sales and distribution		                 72.2     78.5	    76.5
  Gross profit				  	                              27.8	  	 21.5	    23.5
  Selling and marketing expenses	 	                14.0		   12.6	    12.0
  General and administrative expenses	              5.8		    5.2	     6.1
  Operating income 		 	  	                          8.0	  	  3.7	     5.1
  Interest expense				                              0.4		    0.6      0.7
  Income before income taxes	  	  	                 7.8		    3.2	     4.5
  Provision for income taxes			                     3.0		    1.2	     1.8
  Net income 					                                  4.8	  	  2.0	     2.7


FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

   Fiscal 1997 net sales of $219.4 million increased 12% from fiscal 1996 net sales of $196.2 million. Average unit prices increased approximately 4% over the prior year due to the general price increase implemented during the third quarter of the prior fiscal year, favorable changes in the sales mix by market channel, and a shift towards the higher end of the Company's broad stock product offering.
   Overall unit volume increased approximately 8% from the prior year as the Company benefited from a stronger economy and increased market share. Unit shipments to home centers increased to record levels based on strong overall remodeling activity and the Company's relationships with the leading domestic home center chains. Unit volumes to distributors increased due to good overall market demand and the Company's access to key markets through both new and established customers. Unit shipments to direct builders remained flat, but at historically high levels, as aggressive pricing initiatives by certain competitors offset the addition of several new customers.
   Gross profit improved to 27.8% of net sales from 21.5% the prior year. The increase in gross profit was attributable to higher average unit prices, decreased per unit material and labor costs, and the favorable impact of leverage with higher volume on fixed and semi-fixed costs.
   Material cost per unit declined from the prior year. Continued improvements in lumber yield, more efficient material utilization and price decreases on specific raw materials more than offset increased hardwood lumber prices and costs associated with a more material intensive product mix.

   Labor costs per unit decreased, as productivity resulting from the use of new equipment and manufacturing techniques more than offset normal labor rate increases and increased incentive pay expenses.
   Per unit freight and overhead costs declined due to the leverage impact of higher volume on fixed and semi-fixed components of expenses.
   Selling and marketing expenses increased as a percentage of net sales from 12.6% in fiscal 1996 to 14.0% in fiscal 1997. The increase in sales and marketing costs was the result of a one-time national sales event, higher incentive pay expenses associated with higher sales levels, and aggressive advertising and promotional costs designed to increase market share and launch several new product and market initiatives.
   General and administrative expenses increased from 5.2% of net sales in fiscal 1996 to 5.8% in fiscal 1997 primarily due to employee compensation costs associated with the Company's performance incentive programs.
   Interest expense for fiscal 1997 declined $295,000 to $915,000 from the prior year. The decrease resulted from the continued reduction of outstanding debt. Total debt decreased $2.7 million during fiscal 1997. As of April 30, 1997, long-term debt to total capital was reduced to 18.7%.
   Other income increased $256,000 for fiscal 1997 compared to the prior year due to a combination of increased interest income from short-term investments of cash and less expenses pertaining to the disposal of property, plant and equipment. The effect of this increase over prior year was lessened by a property tax refund received by the Company in the third quarter of the prior fiscal year.


LIQUIDITY AND CAPITAL RESOURCES

   The Company's operating activities generated $17.4 million in net cash during fiscal 1997 as compared to $11.7 million the prior year.  The increase in cash generated from operations was primarily attributable to increased net income.
Other non-cash items, increased accounts payable, and timing differences in the payment of performance incentives and related compensation expenses contributed favorably to cash flow.  Increased customer receivables resulting from strong year-end sales reduced cash provided by operating activities.
   Capital spending decreased $493,000 from the prior year to $4.5 million, as the Company continued its capital spending program designed to lower overall cost and improve the Company's competitive position.  During fiscal 1997, the
Company purchased equipment to optimize lumber processing for the Orange,
Virginia facility, and began expansion efforts that will increase production capacity at the Jackson, Georgia facility.  The Company also completed several projects designed to increase efficiency and lower production costs.  All other capital expenditures during fiscal 1997 were limited to necessary or replacement items and cost savings projects.  The Company anticipates that, with continued
investments in current and future projects under the capital spending program, expenditures for fiscal 1998 will approximate or exceed fiscal 1997.
  	The Company reduced overall debt by $2.7 million during fiscal 1997.  Total debt on April 30, 1997 was $12.9 million and did not include any short-term borrowings under the Company's revolving credit facility.  Long-term debt to total equity declined from 35.9% at April 30, 1996 to 23.0% at April 30, 1997.
	  Cash dividends of $461,000 were paid on Common Stock during fiscal 1997.
(See Notes E and F to the Financial Statements.)
  	Cash flow from operations, combined with accumulated cash on hand and available borrowing capacity, is expected to be sufficient to meet forecasted working capital requirements, service existing debt obligations and fund capital expenditures for fiscal 1998.

OUTLOOK FOR FISCAL 1998

   The Company anticipates continued underlying strength in the domestic economy through fiscal 1998. Under normal conditions, this strength would result in the continued growth and expansion of the relevant markets for the Company.
The Company also expects, however, that there is a significant likelihood that either anticipated or actual increases in interest rates will dampen this growth. The adverse impact of higher interest rates on the new housing and remodeling sectors could result in periods of low growth in the Company's primary markets and overall growth for fiscal 1998 that is below the rate experienced during fiscal 1997.
   In this environment, the Company expects to continue to gain market share based on its position with major customers, its broad stock product offering and its ability to deliver quality products with superior service. During a period of growth in the housing and remodeling sectors, the Company expects to continue to generate higher sales. The Company expects to further enhance sales growth during the second half of fiscal 1998 through the addition of new products and new markets.
   The Company expects to maintain or increase recent profitability performance while investing resources in future products, facilities and markets. Additional volume and improved efficiencies should be sufficient to offset the anticipated rise in other costs.
   The Company currently maintains sufficient overall capacity to meet projected growth. Identified capital projects include expansion to remove specific capacity limitations in certain processes, productivity improvements, cost savings initiatives and replacement of aging equipment. The Company is also considering investment opportunities to increase the Company's business base, to acquire new products, and to gain access to new markets.
   The Company establishes debt to equity targets in order to maintain the financial health of the Company and is prepared to trim investment plans to maintain financial strength.
   While the Company is not currently aware of any events that would result in a material decline in earnings from fiscal 1997, we participate in an industry that is subject to rapidly changing conditions. The preceding forward looking statements are based on current expectations, but there are numerous factors that could cause the Company to experience a decline in sales and/or earnings including: (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, especially the home center industry, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) the need to respond to price or product initiatives launched by a competitor, and (6) a significant investment which provides a substantial opportunity to increase long-term performance. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on short-term operating results.


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

   Material cost per unit remained flat with the prior year. Improvements in lumber yield and price decreases for certain raw materials were offset by unfavorable changes in the product mix and by the cost of additional standard features offered on the Company's products.
   Labor cost per unit rose due to normal rate increases, temporary inefficiencies relating to capital projects early during the fiscal year, an increase in employee health costs resulting from specific claim activity and less than anticipated demand for product during the first nine months of the fiscal year.
   Freight cost per unit increased due to new service programs developed to support the Company's customer base and maintain the Company's competitive position. Per unit overhead costs rose slightly due to the leverage impact from lower volume on fixed and semi-fixed components of expenses.
   Sales and marketing expenses rose as a percentage of net sales from 12% in fiscal 1995 to 12.6% in fiscal 1996. The Company implemented several aggressive sales promotions and other sales support initiatives during the fiscal year to maintain market share and generate incremental sales volume during the economic downturn.
   General and administrative expenses decreased from 6.1% of net sales in fiscal 1995 to 5.2% in fiscal 1996 due to reduced employee compensation costs associated with the Company's performance incentive programs.
   Fiscal 1996 interest expense declined $146,000 to $1.2 million from the prior year. The decrease resulted from reduced short-term borrowings under the Company's revolving credit facility and continued reduction in long-term debt. Total debt decreased $2.7 million, or 15%, during fiscal 1996.
   During the third quarter of fiscal 1996, the Company received a tax refund from the City of Winchester pertaining to property taxes paid in prior years for the Company's Corporate Office in Winchester, Virginia. This tax refund, net of specific recovery expenses, increased other income by $398,000.
   Restructuring activities for fiscal 1996 were limited to previously anticipated cash outlays. In fiscal 1995, the Company recognized $516,000 in restructuring costs related to warehouse space reduction.


OTHER COMMENTS

   The Company's business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters. General economic forces and changes in the Company's customer mix have reduced seasonal fluctuations in the Company's performance over the past few years.
   The costs of the Company's products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressure and commodity price increases have been relatively modest over the past five years, except for lumber prices which rose significantly during both fiscal 1997 and fiscal 1993. The Company has generally been able over time to recover the effects of inflation and commodity price fluctuations through sales price increases.
   On August 20, 1996, the Company's Board of Directors elected James J. Gosa to President and Chief Executive Officer. William F. Brandt, Jr., formerly Chairman of the Board and Chief Executive Officer, continues to serve as Chairman.
   Richard A. Graber, Director and Retired Vice President, Marketing, resigned from the Board of Directors effective January 31, 1997.
   Donald P. Mathias, Director and Retired Vice President, Assembly and

Distribution, resigned from the Board of Directors effective March 17, 1997.
   During fiscal 1997, a customer of the Company filed a voluntary bankruptcy petition under Chapter 7 of the United States Bankruptcy Code. The Company incurred bad debt expense for all outstanding receivables pertaining to this customer during the fourth quarter of fiscal 1996 and first quarter of fiscal 1997. As of April 30, 1997, allowance for bad debt reflected the full write-off of these outstanding receivables.
   During the first quarter of fiscal 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Adoption of this Statement did not impact the Company's operating results or financial position. (See Notes A and F to the Financial Statements.)
  	The Company is required to adopt SFAS No. 128, "Earnings per Share," for the fiscal quarter ending January 31, 1998. The Company does not expect the implementation of SFAS No. 128 to have a material impact on the determination of earnings per share. (See Note A to the Financial Statements.)
   On May 29, 1997, the Board of Directors approved a $.02 per share cash dividend on its Common Stock. The cash dividend was paid on June 30, 1997, to shareholders of record on June 13, 1997.
   The Company is involved in various suits and claims in the normal course of business. Included therein are claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have any material adverse effect on the Company's operating results or financial position.
   The Company is voluntarily participating with a group of companies which is cleaning up a waste facility site at the direction of a state environmental authority.
   The Company records liabilities for all probable and reasonably estimable loss contingencies on an undiscounted basis. For loss contingencies related to environmental matters, liabilities are based on the Company's proportional contamination of a site since management believes it "probable" that the other parties, which are financially solvent, will fulfill their proportional share of the contamination obligation of a site. There are no probable insurance or other indemnification receivables recorded. The Company has accrued for all known environmental remediation costs which are probable and can be reasonably estimated, and such amounts are not material. (See Note J to the Financial Statements.)

                 QUARTERLY RESULTS OF OPERATIONS  (Unaudited)


                                               Year Ended April 30, 1997
                                          -------------------------------------
(in thousands, except share amounts)       1st(a)     2nd        3rd     4th(b)
                                          -------   -------   -------   -------
Net sales							                          $53,362   $56,976   $51,643   $57,421
Gross profit						                         13,552    16,493    14,454    16,547
Income before income taxes				              3,347     5,529     3,589     4,649
Provision for income taxes 				             1,247     2,067     1,526     1,726
Net income 							                          2,100     3,462     2,063     2,923
Earnings per share					                       .28       .45       .27       .38


                                               Year Ended April 30, 1996
                                          -------------------------------------
                                            1st        2nd      3rd(c)   4th(d)
                                          -------   -------    -------  -------
Net sales					                         		 $47,250   $48,927    $46,793  $53,267
Gross profit						                          9,294     9,662      9,468   13,831
Income before income taxes				                599     1,023        905    3,711
Provision for income taxes			                 238       398        346    1,410
Net income 							                            361       625        559    2,301
Earnings per share					                       .05       .08        .07      .30


(a)	Income before income taxes for the first quarter of fiscal 1997 includes
    $830,000 in unfavorable adjustments for an additional bad debt provision.

(b)	Income before income taxes for the fourth quarter of fiscal 1997 includes
    $193,000 for increased inventory obsolescence costs.

(c)	Income before income taxes for the third quarter of fiscal 1996 reflects
    $109,000 in equipment write-downs and a property tax refund of $398,000, net of specific recovery expenses.

(d)	Income before income taxes for the fourth quarter of fiscal 1996 includes
    $530,000 in unfavorable adjustments to increase allowance for bad debt.
    Also included is the effect of LIFO liquidations which resulted in costs being $120,000 less than would have been recorded in a current cost environment.

	                             BALANCE SHEET



(in thousands, except share data)	            			        April 30
                                                    -----------------
                                                      1997  		  1996
                                                    -------   -------
ASSETS

Current Assets
   Cash and cash equivalents                  						$17,339	 	$ 7,201
   Customer receivables 					                      	 20,488	 	 19,709
   Inventories 							                               10,356	 	 10,326
   Prepaid expenses and other					                      940       899
   Deferred income taxes  						                        720		     527
                                                    -------   -------
      TOTAL CURRENT ASSETS						                     49,843    38,662

Property, Plant and Equipment                  					 32,252 		 33,188
Deferred Costs and Other Assets					                  4,335		   3,982
Intangible Pension Assets	                     					    727  	    504
	                                                   -------   -------
                                                    $87,157  	$76,336
                                                    =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Accounts payable                         	     		$ 9,312 		$ 7,651
   Accrued compensation and related expenses     		  11,180     8,467
   Current maturities of long-term debt 		         	  2,229		   2,719
   Other accrued expenses						                       3,680  	  4,416
                                                    -------   -------
      TOTAL CURRENT LIABILITIES			                		 26,401	 	 23,253

Long-Term Debt, less current maturities          			 10,637	 	 12,866
Deferred Income Taxes 					                         	 2,328     2,780
Long-Term Pension Liabilities 					                   1,493		   1,592
Commitments and Contingencies					                       --        --

Stockholders' Equity
   Preferred Stock, $1.00 par value; 2,000,000
     shares authorized, none issued
   Common Stock, no par value; 20,000,000 shares
     authorized; issued and outstanding shares:
     7,722,656 -- 1997; 7,608,761 -- 1996		        	 18,043    17,677
   Retained earnings						                           28,255  	 18,168
                                                    -------   -------
      TOTAL STOCKHOLDERS' EQUITY					                46,298	 	 35,845
                                                    -------   -------

                                                    $87,157	 	$76,336
                                                    =======   =======
See notes to financial statements

	                STATEMENT OF INCOME AND RETAINED EARNINGS


                           						                   Years Ended April 30
                                              -------------------------------
(in thousands, except share data)			            1997   	   1996  		   1995
                                              ---------  ---------  ---------

Net sales				                              			$ 219,402 	$ 196,237  $ 197,351
Cost of sales and distribution	            			  158,356	   153,982	   151,033
                                              ---------  ---------  ---------
  	GROSS PROFIT                         						   61,046	    42,255	    46,318


Selling and marketing expenses	            			   30,678	    24,775	    23,667
General and administrative expenses			           12,762	    10,199     11,981
Restructuring costs						                            --	        --	       516
                                              ---------  ---------  ---------
  	OPERATING INCOME 					                        17,606	     7,281	    10,154

Interest expense						                              915 	    1,209      1,355
Other income                             					     (423)      (166)       (23)
                                              ---------  ---------  ---------
  	INCOME BEFORE INCOME TAXES		             		   17,114	     6,238	     8,822

Provision for income taxes				               	    6,566	     2,392 	    3,466
                                              ---------  ---------  ---------

  	NET INCOME 						                             10,548	     3,846      5,356

  	RETAINED EARNINGS, BEGINNING OF YEAR		        18,168     14,322      8,966

Cash dividends						                               (461)	       -- 	       --
                                              ---------  ---------  ---------

  	RETAINED EARNINGS, END OF YEAR		          	$  28,255 	$  18,168  $  14,322
                                              =========  =========  =========


SHARE INFORMATION

Average shares outstanding	               				7,672,873 	7,594,977  7,544,385
Earnings per share				                      		$    1.37	 $     .51  $     .71
                                              =========  =========  =========

Cash dividends per share			                 		$     .06	 $      --	 $      --
                                              =========  =========  =========

See notes to financial statements

                         	STATEMENT OF CASH FLOWS



(in thousands)					                                  Years Ended April 30
                                                 ----------------------------
                                     									     1997  	   1996      1995
                                                 --------  --------  --------
OPERATING ACTIVITIES
  Net income 					                              	$ 10,548 	$  3,846		$  5,356
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for depreciation and amortization 	   7,810	    7,839	    7,758
    Net loss on disposal of property, plant
      and equipment			      			                       220       126        34
    Deferred income taxes		               			        (645) 	   (342)      284
    Restructuring costs					                           --        --	      178
    Other non-cash items					                       1,432       831       532
    Changes in operating assets and liabilities:
      Customer receivables					                    (1,891)	    (631)     (928)
      Inventories						                              (384)      177       572
      Refundable deposits					                         --	    1,708 	  (1,708)
      Other assets						                           (2,995)   (2,828)   (2,767)
      Accounts payable					                         1,661    (1,231)      625
      Accrued compensation and related expenses	    2,706	    1,338 	   1,444
      Other 						  	                              (1,058)      908      (500)
                                                 --------  --------  --------
        NET CASH PROVIDED BY OPERATING ACTIVITIES  17,404    11,741		  10,880
                                                 --------  --------  --------
INVESTING ACTIVITIES
  Payments to acquire property, plant
    and equipment			                          			  (4,537)	  (5,030)   (3,942)
  Funds designated for capital expenditures		          --	       -- 	     468
  Proceeds from sales of property, plant
    and equipment						                                85	      221        99
                                                 --------  --------  --------
        NET CASH USED BY INVESTING ACTIVITIES		    (4,452)	  (4,809)   (3,375)
                                                 --------  --------  --------
FINANCING ACTIVITIES
  Payments of long-term debt					                  (2,719)   (2,805)   (3,158)
  Net decrease in short-term borrowings			             --	       -- 	  (2,000)
  Common Stock issued through stock option plans	     366	      198 	      69
  Dividends paid						                               (461)	      --        --
                                                 --------  --------  --------
        NET CASH USED BY FINANCING ACTIVITIES 		   (2,814)	  (2,607)   (5,089)
                                                 --------  --------  --------

INCREASE IN CASH AND CASH EQUIVALENTS	          	  10,138 	   4,325     2,416

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		      7,201	    2,876		     460
                                                 --------  --------  --------

CASH AND CASH EQUIVALENTS, END OF YEAR		        	$ 17,339	 $  7,201 	$  2,876
                                                 ========  ========  ========

See notes to financial statements

                      	NOTES TO FINANCIAL STATEMENTS


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

   The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company's products are sold on a national basis through a network of independent distributors and directly to home centers and major builders.
   The following is a description of the more significant accounting policies of the Company.
   REVENUE RECOGNITION: Revenue is recognized as shipments are made to the customer. Revenue is based on invoice price less allowances for sales returns and cash discounts.
   ADVERTISING COSTS: Advertising costs are expensed in the fiscal year incurred.
   CASH AND CASH EQUIVALENTS: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximates cost). The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.
   INVENTORIES: Inventories are stated at lower of cost, determined by the last-in, first-out method (LIFO), or market. The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.
   PROMOTIONAL DISPLAYS: The Company's investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over the estimated period of benefit (approximately 30 months).
   PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost less an allowance for depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, which range from fifteen to thirty years for buildings and improvements and three to ten years for furniture and equipment. Equipment under capital lease and leasehold improvements are amortized over the shorter of their estimated useful lives or term of the related lease.
  	FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of the Company's cash and cash equivalents, customer receivables, accounts payable and long-term debt approximate fair value.
   PER SHARE INFORMATION: Earnings per share and cash dividends per share are based on weighted average common shares outstanding. The dilutive effect of stock options on earnings per share is not significant and has been excluded.
   NEW ACCOUNTING RULES:  During 1995, The Financial Accounting Standards Board
(FASB)issued SFAS No. 123, "Accounting for Stock-Based Compensation."  While
SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation costs for those plans using the intrinsic value method of accounting prescribed in Accounting
Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to
Employees." As permitted by SFAS No. 123, the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. (See Note F to the Financial Statements.)
   In February 1997, FASB issued SFAS No. 128, "Earnings per Share," which the Company will be required to adopt for the fiscal quarter ending January 31, 1998. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of common stock equivalents will be excluded. The Company does not expect the adoption of SFAS No. 128 to have a material impact on the determination of earnings per share.
   USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   RECLASSIFICATIONS: Certain prior years' amounts have been reclassified to conform to the current year's presentation.


NOTE B -- CUSTOMER RECEIVABLES

   The components of customer receivables were:
                                           		      	          April 30
                                                          ------------------
(in thousands)                                             1997       1996
                                                          -------    -------
Gross customer receivables	                               $21,869	   $21,215
Less:
  Allowance for bad debt	                                    (210)      (629)
  Allowance for returns
    and discounts	                                         (1,171)      (877)
                                                          -------    -------
Net customer receivables                                  $20,488    $19,709
                                                          =======    =======

NOTE C -- INVENTORIES

   The components of inventories were:
                                                 	    		       April 30
                                                         ------------------
(in thousands)                                             1997       1996
                                                         -------    -------
Raw materials                                         	  $ 6,270	   $ 5,261
Work-in-process	                                           9,684	     9,336
Finished goods	                                            1,115	     1,392
                                                         -------    -------
Total FIFO inventories	                                   17,069	    15,989

Reserve to adjust
  inventories to LIFO value                               (6,713)	   (5,663)
                                                         -------    -------
Total LIFO inventories	                                  $10,356	   $10,326
                                                         =======    =======

   Valuation of inventories, as determined by the LIFO method, did not result in the Company recognizing less expense in fiscal 1997. As a result of LIFO inventory liquidations, cost of sales reflected $120,000 and $317,000 less expense in fiscal 1996 and 1995, respectively, than would have been recorded in a current cost environment.


NOTE D -- PROPERTY, PLANT AND EQUIPMENT

   The components of property, plant and equipment were:
                                                			          April 30
                                                        ------------------
(in thousands)                                        		  1997  	   1996
                                                        --------  --------
Land		                                                 	$    876 	$    876
Buildings and improvements	                               17,416	   16,817
Buildings and improvements -
  capital leases		                                         6,550	    6,550
Machinery and equipment	                               	  48,697	   49,383
Machinery and equipment -
  capital leases		                                         1,836     1,861
Construction in progress		                                 1,250	      850
                                                        --------  --------
                                                     			  76,625    76,337

Less allowance for depreciation                          (44,373)  (43,149)
                                                        --------  --------
Total			                                                 $32,252  	$33,188
                                                        ========  ========

   Depreciation expense amounted to $5,168,000, $5,128,000, and $5,028,000 in fiscal 1997, 1996, and 1995, respectively.

   The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in the first quarter of fiscal 1996. Adoption of this Statement did not have a material impact on the Company's results of operations or financial position.

NOTE E -- LOANS PAYABLE AND LONG-TERM DEBT

   Maturities of long-term debt are as follows:

                                        Years Ending April 30
                          ----------------------------------------------------
                                           							 			       2003 and  Total
                                                              There-    Out-
(in thousands)           		 1998   1999   2000   2001   2002   after  standing
                          ------ ------ ------ ------ ------ -------  --------
Notes payable			         	$  758 $  500 $  125 $   -- $   --  $   --   $ 1,383
Industrial revenue bonds		 1,105  1,120    750    750    925   2,500     7,150
Capital lease obligations		  366    372    376    395    414   2,410     4,333
                          ------ ------ ------ ------ ------ -------  --------
Total			                		$2,229 $1,992 $1,251 $1,145 $1,339  $4,910   $12,866
                          ====== ====== ====== ====== ======  ======
Less current maturities	                                                (2,229)
                                                                      --------
Total long-term debt                                                   $10,637
                                                                      ========

   The Company's primary loan agreement provides for term loans and a $12 million revolving credit facility. This agreement includes various variable interest rate options which lower and raise the interest rate based on Company performance. The maximum interest rate under the agreement is the prime rate.
   The revolving credit facility is used by the Company as a working capital account. As such, borrowings and repayments may routinely occur on a daily basis. There was no activity through the revolving credit facility during fiscal 1997. In fiscal 1996, total transactions through this credit facility were borrowings and repayments of $7.5 million, with the outstanding balance against this line of credit never exceeding $1.7 million. There were no revolving credit loans outstanding at April 30, 1997 and 1996.
   The Company employs straight-forward interest rate swap agreements to assist in maintaining a balance between fixed and variable interest rates on outstanding debt. Any deferred gain or loss associated with the swap agreements is accounted for over the life of the swaps at the fixed rate stipulated in the executed agreements. On April 30, 1997, these amounts were immaterial. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type instruments.
   At April 30, 1997, term loans of $1.4 million were outstanding. The term loans bore a variable interest rate of 6.6% on April 30, 1997.
   On April 30, 1997, the Company had $7.2 million outstanding in industrial revenue bonds, maturing at various dates through 2003. Due to an interest rate swap agreement, a fixed rate of 6.2% applies to $5.8 million through June 1, 1999. The variable rate that would have applied if the rate swap had not occurred was 4.9% on April 30, 1997. On $1.4 million of outstanding bonds, the variable interest rate was 4.9% on April 30, 1997.
   Substantially all of the industrial revenue bonds are redeemable at the option of the bondholder. The Company has irrevocable arrangements to refinance these bonds on a long-term basis in the event they are redeemed.
   Interest rates on the Company's capital lease obligations were approximately 5.0% on April 30, 1997, with these obligations maturing through 2007.

   The Company's primary loan agreement limits the amount and type of indebtedness the Company can incur and requires the Company to maintain a specific minimum net worth and specified financial ratios measured on a quarterly basis. The primary loan agreement was amended during the first quarter of fiscal 1997, allowing the Company to pay cash dividends on Common Stock. Substantially all assets of the Company are pledged as collateral under the primary loan agreement, industrial revenue bond agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 1997.
   Interest paid was $989,000, $1,178,000, and $1,376,000 during fiscal 1997,
1996, and 1995, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.


NOTE F -- STOCKHOLDERS' EQUITY

COMMON STOCK
   Transactions affecting Common Stock were as follows:

                                                  	 Shares     	   Amount
                                                  Outstanding  (in thousands)
                                                  -----------   ------------
Balance at April 30, 1995	                         7,551,109	     $  17,479
Stock options exercised		                             57,652 	          198
                                                  -----------   ------------
Balance at April 30, 1996	                         7,608,761     	$  17,677
Stock options exercised		                            113,895 	          366
                                                  -----------   ------------
Balance at April 30, 1997	                         7,722,656	     $  18,043
                                                  ===========   ============

   The Company paid cash dividends of $461,000 on its Common Stock during fiscal 1997.

EMPLOYEE STOCK OWNERSHIP PLAN
   In fiscal 1990, the Company instituted the American Woodmark Stock Ownership Plan. Under this plan, all employees over the age of 18 who have been employed by the Company for a minimum of one year are eligible to receive Company stock through a profit sharing contribution and a 401(k) matching contribution based upon the employee's contribution to the plan.

   Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $317,000, $115,000, and $155,000 in fiscal 1997, 1996, and 1995, respectively.
   The Company matches 401(k) contributions in the amount of 50% of an employee's contribution to the plan up to 3% of base salary for an effective maximum Company contribution of 1.5%. The expense for 401(k) matching contributions for this plan was $619,000, $502,000, and $407,000 in fiscal
1997, 1996, and 1995, respectively.

STOCK OPTIONS
   The 1986 stock option plan for key employees of the Company expired in April
1996.  Outstanding options under this plan are exercisable in annual cumulative increments of 33.33% beginning one year after the date of grant and must be exercised within twelve months after cumulative increments equal 100%, at which time options expire.
   In August 1996, stockholders approved a new stock option plan for key employees of the Company.  Under the plan, up to 750,000 shares of Common
Stock may be granted as options, with the term of options granted not exceeding ten years.  Options granted are subject to vesting conditions and other requirements prescribed by a participant's stock option agreement.
   In August 1995, stockholders approved a stock option plan for non-employee directors, which replaced the 1990 plan that had expired.  Under the new 1995 plan, up to 30,000 shares of Common Stock may be granted as options, with each non-employee director receiving an option to purchase 1,000 shares on the anniversary date of the plan.  Outstanding options under both plans are exercisable in annual cumulative increments of 33.33% beginning one year after the date of grant and must be exercised within twelve months after cumulative increments equal 100%, at which time options expire.
  	The Company has adopted the disclosure only provisions of SFAS No. 123,
"Accounting for Stock-Based Compensation."  Accordingly, no compensation cost has been recognized for the stock option plans.  Had compensation cost for the
Company's stock option plans been determined based on the fair value at the grant date for awards for fiscal years 1997 and 1996 consistent with the provisions of SFAS No. 123, there would have been no material effect on reported net income and earnings per share.
  	The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

                                       				        1997      1996      1995
                                                 -------   -------   -------
Outstanding at beginning
  of year		                                      252,919   319,442   356,450
Granted			                                       206,600    66,600    24,000
Exercised		                                     (113,895)  (57,652)  (19,884)
Expired or cancelled	                            (33,624)  (75,471)  (41,124)
                                                 -------   -------   -------
Outstanding at April 30	                         312,000   252,919   319,442
                                                 =======   =======   =======
Exercisable at April 30	                          64,867   142,686   198,291
                                                 =======   =======   =======
Available for future
  issuance at April 30	                          570,734    24,000   201,068
                                                 =======   =======   =======
Weighted average exercise
  prices (in dollars):
Outstanding at beginning
  of year		                                       $4.01     $3.84	    $3.78
Granted			                                         7.70      4.47	     5.65
Exercised		                                        3.22      3.41	     3.63
Expired or cancelled	                              5.19      4.15	     4.43
Outstanding at April 30	                           6.62      4.01	     3.84
Exercisable at April 30	                           4.61      3.57	     3.65

  	The following table summarizes information about stock options outstanding at April 30, 1997 [remaining lives (in years) and exercise prices are weighted-averages]:

                   Options Outstanding      Options Exercisable
               ---------------------------  -------------------
Option Price           Remaining  Exercise            Exercise
  per Share    Options    Life     Price    Options    Price
------------   ------- ---------  --------  -------   --------
$3.18-$ 3.69    13,800      .3     $ 3.26    13,800     $3.26
$4.38-$ 5.75   128,600     3.9     $ 4.88    51,067     $4.97
$6.50-$ 7.50   115,400     9.1     $ 6.53       --        --
$9.25-$13.13    54,200     9.8     $11.76       --        --
------------   ------- ---------  --------  -------   --------
$3.18-$13.13   312,000     6.7     $ 6.62    64,867     $4.61
============   ======= =========  ========  =======   ========


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

                                                   Years Ended April 30
                                               ----------------------------
(in thousands)		                              	 1997      1996       1995
                                               ------    ------     ------
Service cost-benefits earned during the year  $  767     $  763     $  663
Interest cost on projected benefit obligation  1,142      1,031        880
Actual return on plan assets                  (1,272)    (1,846)      (684)
Net amortization and deferrals                   280      1,045       (109)
                                              -------    ------     ------
Net periodic pension cost	                    $  917     $  993     $  750
                                              =======    ======     ======

   The funded status of the Company's pension plans was as follows for the fiscal years ended April 30:

                                  1997                        1996
                       -------------------------   -------------------------
                      	Plan assets   Accumulated   Plan assets   Accumulated
                         exceed        benefit       exceed        benefit
                       accumulated    obligation   accumulated    obligation
                         benefit       exceeds       benefit       exceeds
(in thousands)	         obligation   plan assets    obligation   plan assets
                       -----------   -----------   -----------   -----------
Actuarial present
  value of pension
 	benefit obligation:
Vested               			$  7,444	     $  5,572		    $  6,495	     $  4,904
Non-vested			                424	          512		         402	          449
                       -----------   -----------   -----------   -----------
Accumulated	 	         	   7,868         6,084     		  6,897     	   5,353

Effect of anticipated
  future salary
  increases			             2,589	           -- 	    	  2,200	          --
                       -----------   -----------   -----------   -----------
Projected		            	  10,457      	  6,084	     	  9,097	       5,353

Less fair value of
  plan assets             (9,808)       (5,259) 	   	 (8,525)	     (4,668)
                       -----------   -----------   -----------   -----------

Projected benefit
 	obligation in excess
 	of the fair value of
 	plan assets	       		      649 	         825 	         572	         685
Unrecognized prior
 	service cost		             (46)	        (475)		        (53)	       (310)
Unrecognized net
 	gain (loss)			           1,515          (136)	       1,746   	      (48)
Unrecognized net
  transition obligation		   (212) 	       (116)	 	      (264)	       (146)
Additional minimum
  liability			                --  	        727 		         --          504
                       -----------   ------------   ----------   -----------
Net pension obligation		$  1,906      $    825       $ 2,001	     $   685
                       ===========   ============   ==========   ===========


   Primary assumptions utilized in accounting for the Company's pension plans were as follows:

                                                    Years Ended April 30
                                                  -------------------------
                                                   1997	    1996     1995
                                                  -------  -------  -------
Weighted average assumed discount rate		          		8.0%	    8.0%	    8.0%
Estimate of salary increases (salaried plan only)			4.0%     4.0%     4.0%
Expected long-term rate of return on assets				     8.0% 	   8.0%     8.0%

NOTE H -- INCOME TAXES

   The provision for income taxes was comprised of the following:

                                                    Years Ended April 30
                                                ----------------------------
(in thousands)	                                	  1997   	  1996  	   1995
                                                --------  --------  --------
Current
  Federal                                     		$ 6,307 	 $ 2,429 	 $ 2,619
  State			                                          904	      305	      563
                                                --------  --------  --------
    Total current	                                7,211	    2,734	    3,182

Deferred
  Federal	                                     	   (546)     (283)	     272
  State			                                          (99)	     (59)	      12
                                                --------  --------  --------
    Total deferred	                                (645)     (342)	     284

Total provision	                               	$ 6,566   $ 2,392  	$ 3,466
                                                ========  ========  ========

  	The Company's effective income tax rate varied from the federal statutory rate as follows:
                                                    Years Ended April 30
                                                ----------------------------
                                                  1997      1996      1995
                                                --------  --------  --------
Federal statutory rate			                          35%       34%       34%
State income taxes, net of federal tax effect   	   3         3         4
Other					                                         --         1         1
                                                --------  --------  --------
Effective income tax rate		                        38%       38%       39%
                                                ========  ========  ========

   Income taxes paid were $8,199,000, $1,809,000, and $3,547,000 for fiscal years 1997, 1996, and 1995, respectively.

   The significant components of deferred tax assets and liabilities were as follows:
                                                          April 30
                                                     ------------------
(in thousands)				                                     1997    	 1996
                                                     --------  --------
Deferred tax assets
  Employee benefits                               			 $  757   	$  579
  Other 					                                            858	      913
                                                     --------  --------
    Total                          	              				 1,615	    1,492

Deferred tax liabilities
  Depreciation	                                    			 2,518	    2,996
  Inventory				                                          511	      555
  Other					                                             194	      194
                                                     --------  --------
    Total                                        					 3,223   	 3,745

Net deferred tax liability	                           $1,608   	$2,253
                                                     ========  ========


NOTE I -- RESTRUCTURING PROVISIONS

   Restructuring activities for fiscal years 1997 and 1996 were limited to the expenditure of previously anticipated cash outlays as estimated in prior fiscal years. In fiscal 1995, the Company recognized $516,000 in restructuring costs related to warehouse space reduction. All restructuring activities were completed in fiscal 1997.

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

LEASE AGREEMENTS
   The Company leases an office building, a manufacturing facility, four service centers and certain equipment. Total rental expenses amounted to approximately $3,428,000, $3,378,000, and $3,780,000 in fiscal 1997, 1996, and 1995, respectively.
   Minimum rental commitments as of April 30, 1997, under noncancelable leases are as follows:

(in thousands)
Fiscal Year		                       Operating      			Capital
-----------                         ---------        ---------
1998			                              $ 2,096       			$   580
1999			                                1,629	       		    566
2000			                                1,316			           551
2001			                                  866 	      		    551
2002			                                  363		            550
2003 (and thereafter)	                    83	       		  2,753
                                    ---------        ---------
                             				    $ 6,353		       	$ 5,551
                                    =========

Less amounts representing interest			                  (1,218)
                                                     ---------
Total obligation under capital leases	               	$ 4,333
                                                     =========

RELATED PARTIES
   During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The initial lease term has four remaining years with two five-year renewal periods available at the Company's option. Under this agreement, rental expense was $377,000, $370,000, and $365,000 in fiscal 1997, 1996, and 1995, respectively. Rent during the remaining base term of approximately $384,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

NOTE K -- OTHER INFORMATION

   Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company's customers operate in the construction and remodeling markets. At April 30, 1997, the Company's three largest customers, Customers A, B and C, represented 13.1%, 18.7% and 10.0% of the Company's customer receivables, respectively.
   The following table summarizes the percentage of sales to the Company's three largest customers for the last three fiscal years:

                                                   Percent of Annual Sales
                                                   ------------------------
                                                    1997     1996     1995
                                                   ------   ------   ------
Customer A                                           9.9     10.7     15.8
Customer B                                          25.7     17.5     14.2
Customer C                                          11.9      9.7      8.9

   The Company maintains an allowance for bad debt based upon management's evaluation and judgement of potential net loss. The allowance is estimated based upon historical experience, the effects of current developments and economic conditions, and anticipation of customers' financial condition. Estimates and assumptions are periodically reviewed and updated with any resulting adjustments to the allowance reflected in current operating results.

                          	MANAGEMENT'S REPORT



   The accompanying financial statements are the responsibility of and have been prepared by the management of American Woodmark. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgements. Financial information throughout this annual report is consistent with the financial statements.
   The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are properly recorded, that policies and procedures are adhered to and that assets are adequately safeguarded. The system of internal controls is supported by written policies and guidelines, an organizational structure designed to ensure appropriate segregation of responsibilities and selection and training of qualified personnel.
   To ensure that the system of internal controls operates effectively, management and the internal audit staff review and monitor internal controls on an ongoing basis. In addition, as part of the audit of the financial statements, the Company's independent auditors evaluate selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be performed. The Company believes its system of internal controls is adequate to accomplish the intended objectives, and continues its efforts to further improve those controls.
   The Audit Committee of the Board of Directors, which is composed entirely of non-management Directors, oversees the financial reporting and internal control functions. The Audit Committee meets periodically and separately with Company management, the internal audit staff, and the independent auditors to ensure these individuals are fulfilling their obligations and to discuss auditing, internal control and financial reporting matters. The Audit Committee reports its findings to the Board of Directors. The independent auditors and the internal audit staff have unrestricted access to the Audit Committee.





/s/ JAMES J. GOSA
James J. Gosa
President and Chief Executive Officer



/s/ KENT B. GUICHARD
Kent B. Guichard
Vice President, Finance and
Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Stockholders and Board of Directors
American Woodmark Corporation


   We have audited the accompanying balance sheets of American Woodmark Corporation as of April 30, 1997 and 1996, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Woodmark Corporation at April 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG LLP
Baltimore, Maryland
June 6, 1997

               	DIRECTORS AND EXECUTIVE OFFICERS



JAMES J. GOSA
Director; President and
Chief Executive Officer


DAVID L. BLOUNT
Vice President, Manufacturing


KENT B. GUICHARD
Vice President, Finance and
Chief Financial Officer


WILLIAM F. BRANDT, JR.
Chairman of the Board


DANIEL T. CARROLL
Director; Chairman
The Carroll Group, Inc.
A Management Consulting Firm


MARTHA M. DALLY
Director; Executive Vice President-Personal Products
Sara Lee Corporation


JOHN T. GERLACH
Director; Director of MBA Program
Sacred Heart University


C. ANTHONY WAINWRIGHT
Director; Vice Chairman
McKinney & Silver

                	CORPORATE INFORMATION


ANNUAL MEETING

The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 27, 1997, at 9:00 A.M. at Piper's at Creekside in Winchester, Virginia.


FORM 10-K REPORT

A copy of the Form 10-K for the year ended April 30, 1997, may be obtained by writing:

Kent Guichard
Vice President, Finance and
Chief Financial Officer
American Woodmark Corporation
P.O. Box 1980
Winchester, VA  22604-8090


CORPORATE HEADQUARTERS

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA  22601-4208
(540) 665-9100


MAILING ADDRESS

P.O. Box 1980
Winchester, VA  22604-8090


TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
(800) 851-9677



American Woodmark(R)
BeautyGuard(R)
Coventry & Case(R)
Crestwood(R)
Hidden Glides(R)
Scots Pride(R)
Timberlake(R)
are trademarks of American Woodmark Corporation.

(C)1997 American Woodmark Corporation(R)
Printed in U.S.A.

                          Appendix to Exhibit 13

Front cover  Corporate logo, picture
Picture shows a cabinet door
Caption:  "Opening the Door to the 2001 Vision:  1997 Annual Shareholders
Report"

Page 1  Corporate logo

Page 3  Picture
Shows James J. Gosa (President and Chief Executive Officer)

Page 6  American Woodmark brand logo, two pictures
Caption under logo: "American Woodmark brand cabinetry is sold through the nation's leading home center outlets, including The Home Depot and Lowe's." First picture shows two construction workers at new home site.
Second picture shows cabinet doors.

Page 7  Picture, Coventry & Case brand logo
Picture shows a kitchen.
Caption under logo: "Coventry & Case(R) brand cabinetry, established in 1991, can be found exclusively at 84 Lumber locations."

Page 8  Picture and Timberlake brand logo
Picture shows a kitchen.
Caption under logo: "Introduced in 1990, Timberlake brand cabinetry is sold through the company's builder direct service centers and through a network of distributors and dealers throughout the United States and Canada."

Page 9  Picture, Crestwood brand logo and Scots Pride brand logo
Picture shows cabinets in cartons.
Crestwood and Scots Pride logos with caption: "Scots Pride(R) and Crestwood(R) brand cabinetry are offered in Builders Square stores nationwide."

Back cover  Corporate logo, Address, Phone Number, Fax Number
Corporate logo
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA  22601-4208
(540) 665-9100
(540) 665-9176 Fax