Form 10-K405, Exhibit 13
period 1998-04-30
AMERICAN WOODMARK CORP
filed 1998-07-20
CIK 794619

TABLE OF CONTENTS

     Company Profile                                         2

     Market Information                                      2

     Financial Highlights                                    2

     Letter from the President                               3

     Five Year Selected Financial Information                5

     Driving Growth                                          6

     Management's Discussion and Analysis                    9

     Financial Statements                                   16

     Notes to Financial Statements                          19

     Management's Report                                    27

     Report of Independent Auditors                         28

     Board of Directors and Executive Officers              29

     Corporate Information                                  30

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

ONCE WE'VE DONE IT

When we achieve our goal good things happen: sales increase, profits are made, shareholders and employees are rewarded, jobs are created, our communities benefit, we have fun, and our customers are happy and proud-with a new kitchen or bath from American Woodmark.

                            COMPANY PROFILE

     American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates seven manufacturing facilities located in Arizona, Georgia, Virginia, and West Virginia, and four service centers across the country.
     American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July, 1986.
     The Company offers approximately 120 cabinet lines in a wide variety of designs, materials and finishes. Its products are sold on a national basis through a network of independent distributors and directly to home centers, major builders and home manufacturers. Approximately 70% of its sales during fiscal year 1998 were to the remodeling market and 30% to the new home market.
     The Company is one of the five largest manufacturers of kitchen cabinets in the United States.

                           MARKET INFORMATION

     American Woodmark Corporation no par value Common Stock is traded on the NASDAQ Over-the-Counter market under the AMWD symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

                        Market Price
                        ------------         Dividends
(in dollars)            High    Low          Declared
                        ----    ---          --------

FISCAL 1998

First quarter         $16.88   $11.88         $ .02
Second quarter         22.38    12.88           .03
Third quarter          23.00    18.00           .03
Fourth quarter         30.75    20.50           .03

FISCAL 1997

First quarter           6.13     4.75            --
Second quarter          9.75     5.13           .02
Third quarter          19.00     8.13           .02
Fourth quarter         22.38    10.75           .02

    As of April 30, 1998, there were approximately 5,500 stockholders of the Company's Common Stock. Included are approximately 86% of the Company's employees who are stockholders through the American Woodmark Stock Ownership Plan.


                       FINANCIAL HIGHLIGHTS


(in thousands, except share data)          Years Ended  April 30
                                        ---------------------------
                                        1998        1997       1996
                                        ----        ----       ----
OPERATIONS

Net sales                             $241,677    $219,402   $196,237
Operating income                        21,328      17,606      7,281
Income before income taxes              21,288      17,114      6,238
Net income                              13,031      10,548      3,846
Earnings per share
      Basic                           $   1.68    $   1.37   $    .51
      Diluted                             1.65        1.35        .50
Average shares outstanding -- Note A
      Basic                              7,753       7,673      7,595
      Diluted                            7,908       7,797      7,645


FINANCIAL POSITION

Working capital                       $ 31,367    $ 23,442   $ 15,409
Total assets                           106,481      87,157     76,336
Long-term debt                           8,717      10,637     12,866
Stockholders' equity                    59,137      46,298     35,845
Long-term debt to equity ratio             15%         23%        36%

TO OUR SHAREHOLDERS:

Fiscal 1998 was another outstanding year for American Woodmark. We achieved record sales and reported record net income of $13,031,000 or $1.65 per share. Net income performance set a new record in each of the four fiscal quarters. Net income improved from the previous records by 25% in the first quarter, 17% in the second, 24% in the third and 31% in the fourth. American Woodmark has now established a record of earnings growth, setting a new level of earnings performance in nine consecutive quarters. Net income for fiscal
1998 was 24% above the previous high set last year.

Our current performance and future prospects are being recognized by the investment community. Over this past fiscal year, the value of a share of American Woodmark stock increased 140% from under $13.00 to over $30.00. This latest increase, combined with the improvement in our stock price during fiscal 1997, means that $100 invested in American Woodmark in April 1996 was worth $630 in April 1998. Over this same period, the market capitalization of the Company has increased from $40 million to almost $240 million.

Net sales in fiscal 1998 increased 10% to $241.7 million from $219.4 million the previous year. We continue to gain market share, especially in the home center channel, based on our strong market position, our key customer relationships, our innovative new products and our superior service programs. Year-over-year sales increased with both The Home Depot and Lowe's. These two customers alone are now operating a combined total of almost 1,000 big-box stores throughout the United States. By the beginning of the next century, The Home Depot and Lowe's will be operating almost 2,000 stores. American Woodmark is committed to supporting the tremendous growth of these two customers with new products and innovative service programs. Sales to Hechingers, which completed a purchase of Builders Square in September 1997, were relatively flat for the year due to the time and energy these companies invested in the combination of their two operations. We look forward to renewing our growth trend with the new Hechingers in fiscal 1999 as they are again able to focus exclusively on their customers and markets.

We continue to be very aggressive and gain market share through our Timberlake(R) brand program designed for the new construction industry.
This program has been highly successful and has provided significant growth, especially in the competitive business of serving both national and regional builders. The Company continues to use this platform to expand into new and under-served markets.

The Company continues to develop new products and services to generate top line sales growth. During fiscal 1998, we expanded our line to include several new styles and colors that had an immediate impact on our business. In the spring of 1997, the Company introduced a new, high end, white thermo foil door that was enthusiastically received by consumers and during fiscal 1998 provided significant growth. At the same time, we introduced a new cherry line that resulted in substantial growth of our cherry business during the year. In the fall of 1997, the Company introduced a new line of hickory cabinets. This line represents the first introduction of a new wood species in over a decade. In just six months, hickory sales have become a significant product line and are exceeding volume projections.

In addition to our traditional special order cabinet business, new products and services introduced during fiscal 1997 continue to support overall sales growth. The in-stock cabinet program is now offered in selected regions of all our home center customers. Our Flat Pack(TM) ready-to-assemble cabinet line was widely tested by target customers during the year. By the end of the year, these successful tests had resulted in commitments from several customers to convert to our Flat Pack system. We are looking forward to significant growth from this line in fiscal 1999.

The growth experienced by our Company over the past two years has begun to strain our manufacturing capacity in certain operations. During fiscal 1998 we invested over $7.3 million in capital projects, our largest annual total since 1988. As we begin to plan for even more growth in the next few years, our capital spending program will increase accordingly. We anticipate expenditures of $10 million to $12 million in each of the next two years. Since the end of fiscal 1996, the Company has built and maintained significant cash reserves and borrowing capacity precisely for this reason. The investment of our resources in additional capacity will continue to provide opportunities to drive even more sales growth and profitability.

Our accomplishments are a credit to the many dedicated men and women who work at American Woodmark. I would like to thank all of our employees for another excellent year. We would especially like to recognize John Gerlach who retired from the Board of Directors at the annual meeting in August of last year. John was present at the founding of American Woodmark as both an investor and financial advisor. He served on our Board for the past eighteen years, providing much appreciated counsel to the management team. We wish John well in his retirement. We have added Fred Grunewald and Kent Guichard to our Board. With a career as a line manager at General Electric, Black & Decker and Rubbermaid, Fred brings a wealth of experience in business operations. Kent joined American Woodmark in 1993 as the Chief Financial Officer. Over the past five years, Kent has been an integral part of the management team as we continually refined and implemented our strategy. I look forward to contributions from both Fred and Kent as new members of the Board.

As American Woodmark begins the second half of our 2001 Vision, we have many challenges ahead. As we approach our goal of $500 million in annual sales by 2001, we will need to make the transition from a big, little company into a little, big company. We will need to learn new skills and create significantly different processes in order to sustain our aggressive growth. I remain confident that our team will successfully complete this journey in the same manner as we achieved our past goals. We will continue to follow the guidelines outlined in our Mission Statement as we build our Company and seek to provide a superior return to those shareholders investing for the long term.

I look forward to another exciting year ahead. Thank you for your continuing support of American Woodmark.


/s/ JAMES J. GOSA
James J. Gosa
President and Chief Executive Officer

                    FIVE YEAR SELECTED FINANCIAL INFORMATION

                                                 Years Ended April 30
                                      ----------------------------------------
                                      1998     1997     1996     1995     1994
                                      ----     ----     ----     ----     ----
FINANCIAL STATEMENT DATA
(in millions, except share data)
  Net sales                          $241.7   $219.4   $196.2    $197.4  $171.3
  Income before income taxes           21.3     17.1      6.2       8.8     3.5
  Net income                           13.0     10.5      3.8       5.4     2.2
  Earnings per share (1)
         Basic                         1.68     1.37      .51       .71     .29
         Diluted                       1.65     1.35      .50       .70     .29
  Depreciation and amortization
     expense                            7.8      7.8      7.8       7.8     7.2
  Restructuring costs                    --       --       --       0.5     1.0
  Total assets                        106.5     87.2      76.3     74.4    72.3
  Long-term debt                        8.7     10.6      12.9     15.5    18.3
  Stockholders' equity                 59.1     46.3      35.8     31.8    26.4
  Cash dividends declared per share     .11      .06        --       --      --
  Average shares outstanding (1)
         Basic                          7.8      7.7       7.6      7.5     7.5
         Diluted                        7.9      7.8       7.6      7.6     7.6
                                     ------------------------------------------

PERCENT OF SALES
  Gross profit                         30.3%    27.8%     21.5%    23.5%   21.4%
  Sales, general and administrative
      expenses                         21.5     19.8      17.8     18.1    17.6
  Income before income taxes            8.8      7.8       3.2      4.5     2.1
  Net income                            5.4      4.8       2.0      2.7     1.3
                                     -------------------------------------------


RATIO ANALYSIS
  Current ratio                         1.9      1.9       1.7      1.6     1.4
  Inventory turnover (2)               15.1     15.3      11.9     11.0     8.5
  Percentage of capital:
   (LTD & equity)
     Debt                              12.8%    18.7%     26.4%    32.8%   41.0%
     Equity                            87.2     81.3      73.6     67.2    59.0
  Return on equity (average %)         24.7     25.7      11.4     18.4     8.6
  Collection period--days (3)          37.2     36.1      36.9     34.7    37.2



(1) The weighted average of common shares has been restated to conform to SFAS No. 128.

(2)  Based on average of beginning and ending inventory.

(3) Based on ratio of monthly average customer receivables to average sales per day.

                             DRIVING GROWTH

     The close of fiscal 1998 marks the halfway point in the 2001 Vision, our six year blueprint for creating a growth company. We are creating sustainable growth by capitalizing on our four primary competitive advantages:

        * Our market position and customer relationships with the leading home center retailers in the United States.

        * Our full product line and service programs specifically designed to meet the unique needs of professional home builders.

        *  Our expertise in wood processing and wood finishing technologies.

        *  Our sophisticated distribution system.

     We use these competitive advantages to create value through our product for both the channel of trade and the ultimate end consumer. Our product is the total experience of the end consumer's construction or remodeling project, from design to order to delivery to installation. We continue to be the pioneer in creating new ways to provide better products with more choices, with greater design flexibility, with higher service and at a lower cost. We are defining true value in our industry.

New Styles and Colors

     We have successfully driven growth through the introduction of new styles and colors. Almost one-third of our total revenue during fiscal 1998 was generated from styles and colors that were not offered in our product line just three years ago. Some of the new products are:

        * A family of cabinets in a new wood species for American Woodmark, hickory. The introduction of our Nashville(TM), Hickory Grove(TM), Yellowstone(TM), Teton(TM) and Leesburg(TM) lines has placed American Woodmark in a position to compete in a growth area of the market.

        * A full line of shaker design cabinets has captured a significant share of the upgrade market, especially in home remodeling. Our popular shaker style cabinets are offered in a variety of wood species and styles, including maple, oak and white, and in several finishes, including natural, frost and traditional wood stains.

        * A redesigned series offered in both classic Bordeaux and contemporary Spice finishes that has substantially increased revenues in the upscale, sophisticated look of cherry.

        * A high-end white line using thermo foil technology to create a custom look and feel at a reasonable price.

        * A natural, character oak line with the timeless look of traditional oak.

        * A value white line, providing style of an all white cabinet at an entry level price point.


New Features and Options

     In addition to new styles and colors, we have aggressively expanded product features, available options and service support programs. The flexibility and value offered through these selections has helped move American Woodmark towards becoming the designer's first choice. Some of the new features include:

        * Expanded SKUs, providing the designer with the opportunity to creatively meet the expectations of the end consumer.
           Using our full line, the designer can create the look of a custom kitchen or bath at a cost up to 20% less than even a semi-custom kitchen. Additional SKUs also provide designers with an opportunity to expand into other areas of the home with utility room designs, built-in studies and entertainment centers.

        * A broad range of custom accessories including appliance garages, wine racks, stem glass holders, spice drawers and spice racks, cookbook racks, shelf organizers, range hoods, cutting boards and knife trays, curved end panels, lazy susans, tilt-out trays, bread boxes, slide-out shelves, upgraded hardware, hardwood drawers, plywood sides and an expansive line of mouldings.

        * An extensive sales service program with sophisticated point-of-purchase support. Elements of our program include the new home center selling center, in-store promotion campaigns and project literature. Virtually all of our sales support programs can be customized for the retailer or builder, providing a competitive advantage in their individual markets.

        * A manufacturer's training program in which we provide detailed training for our customers both on general kitchen and bath design and on American Woodmark products. Specific programs that "train the trainer" effectively increase the leverage of the in-house training efforts of our direct customer, the retailer and builder.

        * Several delivery options which offer each customer a choice, tailored to fit their needs. American Woodmark was a pioneer in offering home delivery to the home center industry and site delivery by individual kitchen to the new home construction industry. Replacement parts can be shipped to any mailing address in the United States within 48 hours.


Product Development

     In order to take advantage of opportunities and to keep pace with the ever changing demands of the marketplace, American Woodmark has created a product development process that can take a new product from concept to market in less than 120 days. This product development process, when combined with our just-in-time manufacturing system, allows us to respond to customer requirements quickly and at a minimal cost. This entire system is designed to deliver value to the end consumer through our channels of distribution. For example, we recently developed and introduced two new growth products using this process.

        * Our Flat Pack product was designed to meet specific customer requirements for a high quality, framed cabinet in a ready-to-assemble design. Professional builders and original equipment manufacturers wanted a traditional cabinet look with the flexibility of inventory management in an unassembled configuration and the cost savings opportunities associated with a ready-to-assemble product. American Woodmark was able to develop a line that met those specific needs. In addition, our Flat Pack line utilizes the same styles and components that we use in some of our standard lines. This allows our customers to enhance their business by offering special cabinets that are not in the Flat Pack line through our normal special order program. This product was successfully developed to meet the needs of certain customers and is providing significant growth opportunities for American Woodmark.

        * Our in-stock program was designed to help our home center customers serve the "cash and carry" consumer that needs to install a kitchen that day, but still wants the quality, look and convenience of an assembled, framed cabinet. American Woodmark quickly designed an in-stock program which provided our home center customers with a program that offers effective point-of purchase support, high service levels and superior inventory turns. Our in-stock program is now offered in the three largest home center chains in the United States and is providing additional opportunities for growth.


     As we begin the second half of the 2001 Vision, American Woodmark is creating even more opportunities for growth. Our products simply offer superior value. Our new styles and colors and our features and options offer an opportunity to create unique, custom environments at a stock price. We have created a product development process that constantly monitors customer needs and quickly responds by providing the right product, at the right time, in the right place.

     Just watch us grow.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

         The following table sets forth certain income and expense items as a percentage of net sales.

                                             Percentage of Net Sales
                                              Years Ended April 30
                                             ------------------------
                                             1998      1997      1996
                                             ----      ----      ----
       Net sales                            100.0%    100.0%    100.0%
       Cost of sales and distribution        69.7      72.2      78.5
       Gross profit                          30.3      27.8      21.5
       Selling and marketing expenses        15.4      14.0      12.6
       General and administrative expenses    6.1       5.8       5.2
       Operating income                       8.8       8.0       3.7
       Interest expense                       0.3       0.4       0.6
       Income before income taxes             8.8       7.8       3.2
       Provision for income taxes             3.4       3.0       1.2
       Net income                             5.4       4.8       2.0



FISCAL YEAR 1998 COMPARED to FISCAL YEAR 1997

     Fiscal 1998 net sales of $241.7 million increased 10.2% from fiscal 1997 net sales of $219.4 million. Improved sales were the result of continued growth with the leading national home center chains and increased shipments to national and regional builders.
In fiscal year 1998, the average price per unit increased 3.8% over fiscal year 1997. The average unit price increased primarily as a result of a richer product mix and general price increases implemented in the third quarter of both fiscal 1997 and 1998.
     Overall unit volume increased approximately 6% from the prior year as the Company gained overall market share, especially in the home center channel, due largely to the impact of new product styles introduced during the last year. Unit shipments to home centers increased to record levels based on strong overall remodeling activity and the Company's relationships with the leading home center chains. Unit shipments direct to builders improved through both increased volume in existing sales regions and expansion into new markets. Unit volumes to distributors decreased during a year in which the Company refocused its strategy within this channel.
     Gross profit for fiscal year 1998 improved to 30.3%, up 2.5% from 27.8% in fiscal year 1997. The increase in gross profit was attributable to the shift towards higher end products, favorable channel mix and increased productivity.
     Material cost per unit increased from prior year. A significant increase in demand for hardwood lumber and the shift towards more material intensive, higher end products led to increases in material cost that were only partially offset by reduced prices for particleboard and other miscellaneous purchased components.
     Labor costs per unit decreased, as improvements in productivity and lower health care expenses more than offset normal labor rate increases.

     Per unit freight costs increased over prior year due to the cost of maintaining the Company's competitive advantage in the market through development and maintenance of a specialized delivery system. The impact of higher freight cost was offset by the increased leverage effect of higher volume on fixed and semi-fixed components of expense.
     Sales and marketing expenses increased as a percentage of net sales from 14.0% in fiscal 1997 to 15.4% in fiscal 1998. The increase in sales and marketing costs was the result of the Company's advertising and promotional initiatives, which were designed to increase market share through the introduction of several new products and to gain entrance into new markets of distribution. The Company also hired additional sales and marketing personnel to support revenue growth.
     General and administrative expenses as a percent of sales increased from 5.8% in fiscal 1997 to 6.1% in fiscal 1998. Increased expense was attributed to the costs associated with pay-for-performance incentive plans and payroll expense associated with additions to executive and senior level management.
     Interest expense for fiscal 1998 declined $120,000 to $795,000 from the prior year. The decrease resulted from the continued reduction of outstanding debt. Total debt decreased $2.2 million during fiscal 1998.
As of April 30, 1998, long-term debt to total capital was reduced to 12.8%.
     Other income increased $332,000 for fiscal 1998 compared to the prior year due to a combination of increased interest income from short-term investments and lower net cost for disposal of obsolete equipment.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities generated $16.3 million in net cash during fiscal 1998 as compared to $17.4 million in the prior year. The year-over-year decrease in cash generated from operations was primarily due to an increase in customer receivables associated with a strong surge in sales during the fourth fiscal quarter. Favorable impact on cash flow was generated from increased accounts payable, timing differences in the payment of performance incentives and related compensation, and timing differences in the payment of promotional rebates. Increased inventory and an increase in deferred charges also reduced cash provided by operating activities. Inventory increased due to a higher purchase value per unit and increased levels associated with the fourth quarter spike in demand. Deferred charge additions resulted from shipments of new displays exceeding amortization, as the Company increased market share within the home center channel.
     Capital spending increased $2.8 million from prior year to $7.3 million as the Company increased manufacturing capacity to meet higher demand. During fiscal 1998 the Company completed an expansion of the assembly facility in Jackson, Georgia and initiated an expansion of the dimension and finishing facility in Hardy County, West Virginia. In addition, the Company invested in new lumber processing and dimension equipment to increase capacity and efficiency in manufacturing facilities located in Orange, Virginia; Moorefield, West Virginia; and Toccoa, Georgia. Ground breaking for the Company's new wood processing facility was delayed until the beginning of fiscal 1999 due to unforeseen complications with an intended site. An alternative site has been selected and site work is scheduled to begin in June 1998. To support continued sales growth, the Company expects that it will be necessary to make significant investments in plant, property and equipment. Therefore, capital spending in fiscal 1999 is expected to exceed the level of spending in fiscal 1998.

     The Company reduced overall debt by $2.2 million during fiscal 1998. Total debt on April 30, 1998, was $10.7 million and did not include any short-term borrowings under the Company's revolving credit facility. Long-term debt to total equity declined from 23.0% at April 30, 1997, to 14.7% at April 30, 1998.
     Cash dividends of $853,000 were paid on Common Stock during fiscal 1998.
     Cash flow from operations combined with accumulated cash on hand and available borrowing capacity is expected to be sufficient to meet forecasted working capital requirements, service existing debt obligations and fund capital expenditures for fiscal 1999.

OUTLOOK FOR FISCAL 1999

     The Company anticipates continued underlying strength in the domestic economy through fiscal 1999. This strength should result in the continued growth and expansion of the relevant markets for the Company. In addition, the Company expects to continue to gain market share based on its position with major customers, its broad stock product offering and its ability to deliver quality products with superior service. Under these conditions, the Company expects to continue to generate higher sales.
     The Company expects to maintain or increase recent profitability performance while investing resources in future products, facilities and markets. Additional volume and improved efficiencies should be sufficient to offset the anticipated rise in other costs.
     The Company maintains sufficient overall capacity to meet current demand. Projected growth will require capital projects designed to increase both component and assembly manufacturing capacities. Additional capital spending will include projects planned to improve productivity, support cost saving initiatives and the replacement of aging equipment. The Company is also considering investment opportunities to increase the Company's business base, to acquire new products, and to gain access to new markets.
     The Company establishes debt to equity targets in order to maintain the financial health of the Company and is prepared to trim investment plans to maintain financial strength. While the Company is not currently aware of any events that would result in a material decline in earnings from fiscal 1998, the Company participates in an industry that is subject to rapidly changing conditions. The preceding forward looking statements are based on current expectations, but there are numerous factors that could cause the Company to experience a decline in sales and/or earnings including:
(1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, especially the home center industry,
(3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) the need to respond to price or product initiatives launched by a competitor, and (6) the impact of a significant investment or acquisition which provides a substantial opportunity to increase long-term performance. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on short-term operating results.

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

     Fiscal 1997 net sales of $219.4 million increased 12% from fiscal 1996 net sales of $196.2 million. Average unit prices increased approximately
4% over the prior year due to the general price increase implemented during the third quarter of the prior fiscal year, favorable changes in the sales mix by market channel, and a shift towards the higher end of the Company's broad stock product offering.
     Overall unit volume increased approximately 8% from the prior year as the Company benefited from a stronger economy and increased market share.
Unit shipments to home centers increased to record levels based on strong overall remodeling activity and the Company's relationships with the leading domestic home center chains. Unit volumes to distributors increased due to good overall market demand and the Company's access to key markets through both new and established customers. Unit shipments to direct builders remained flat, but at historically high levels, as aggressive pricing initiatives by certain competitors offset the addition of several new customers.
     Gross profit improved to 27.8% of net sales from 21.5% the prior year. The increase in gross profit was attributable to higher average unit prices, decreased per unit material and labor costs, and the favorable impact of leverage with higher volume on fixed and semi-fixed costs.
     Material cost per unit declined from the prior year. Continued improvements in lumber yield, more efficient material utilization and price decreases on specific raw materials more than offset increased hardwood lumber prices and costs associated with a more material intensive product mix.
     Labor costs per unit decreased, as productivity resulting from the use of new equipment and manufacturing techniques more than offset normal labor rate increases and increased incentive pay expenses.
     Per unit freight and overhead costs declined due to the leverage impact of higher volume on fixed and semi-fixed components of expenses.
     Selling and marketing expenses increased as a percentage of net sales from 12.6% in fiscal 1996 to 14.0% in fiscal 1997. The increase in sales and marketing costs was the result of a one-time national sales event, higher incentive pay expenses associated with higher sales levels, and advertising and promotional costs designed to increase market share and launch several new product and market initiatives.
     General and administrative expenses increased from 5.2% of net sales in fiscal 1996 to 5.8% in fiscal 1997 primarily due to employee compensation costs associated with the Company's performance incentive programs.
     Interest expense for fiscal 1997 declined $295,000 to $915,000 from the prior year. The decrease resulted from the continued reduction of outstanding debt. Total debt decreased $2.7 million during fiscal 1997.
As of April 30, 1997, long-term debt to total capital was reduced to 18.7%.
     Other income increased $256,000 for fiscal 1997 compared to the prior year due to a combination of increased interest income from short-term investments of cash and less expenses pertaining to the disposal of property, plant and equipment. The effect of this increase over prior year was lessened by a property tax refund received by the Company in the third quarter of the prior fiscal year.

YEAR 2000

     The Company recognizes that the year 2000 presents many challenges for information systems, specifically the issue of a two-digit determination of the year. The Company has performed a self-assessment and has identified all known software and hardware issues associated with two-character versus four-character year codes. Business plans have been developed and are being initiated which will bring about four-digit year compliance for all software and hardware systems during 1999. The cost of updating systems to comply with four-digit dating is believed to be incrementally immaterial as the Company's strategic business plan had already called for upgrading information systems technology. The Company has determined it has no exposure to contingencies related to the year 2000 issue for the products it has sold.
     The Company further recognizes a risk from the year 2000 impact on its suppliers and customers. In response, the Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failures to remediate their own year 2000 issues.
     There can be no guarantee that the systems of suppliers and customers will be converted by the end of calendar 1999. In response, the Company is developing contingency plans to address critical system interfaces with these third parties in the event that these third parties are unable to resolve their year 2000 compliance issues by the end of calendar 1999.
Based on presently available information, the Company does not believe that the incremental cost to the Company associated with year 2000 compliance activities of third parties is material to the Company.

OTHER COMMENTS

     The Company's business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters. General economic forces and changes in the Company's customer mix have reduced seasonal fluctuations in the Company's performance over the past few years.
     The costs of the Company's products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressure and commodity price increases have been relatively modest over the past five years, except for lumber prices, which rose significantly during fiscal 1997. The Company has generally been able over time to recover the effects of inflation and commodity price fluctuations through selling price increases.
     Mr. John Gerlach did not stand for re-election and retired from the Board effective August 27, 1997.
     Mr. Fred S. Grunewald was elected at the 1997 Annual Shareholders
Meeting held on August 27, 1997, for an initial term to the Board of Directors.
     In addition, the Board named Vice President of Finance and Chief
Financial Officer, Mr. Kent Guichard, Corporate Secretary, on August 27, 1997. On November 12, 1997, the Board elected Mr. Guichard to the Board of Directors.
     During the third quarter of fiscal 1998 the Company adopted SFAS No. 128, "Earnings per Share." The earnings per share amounts prior to fiscal year
1998 have been restated to comply with the new Statement. The implementation of this Statement did not have material impact on the determination of earnings per share. (See Note A to the Financial Statements.)

     On June 1, 1998, the Board of Directors approved a $.03 per share cash dividend on its Common Stock. The cash dividend was paid on June 29, 1998, to shareholders of record on June 15, 1998.
     The Company is involved in various suits and claims in the normal course of business. Included therein are claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company, will not have any material adverse effect on the Company's operating results or financial position.
     The Company is voluntarily participating with a group of companies, which is cleaning up a waste facility site at the direction of a state environmental authority.
     The Company records liabilities for all probable and reasonably estimable loss contingencies on an undiscounted basis. For loss contingencies related to environmental matters, liabilities are based on the Company's proportional contamination of a site since management believes it "probable" that the other parties, which are financially solvent, will fulfill their proportional share of the contamination obligation of a site. There are no probable insurance or other indemnification receivables recorded. The Company has accrued for all known environmental remediation costs, which are probable and can be reasonably estimated, and such amounts are not material. (See Note I to the Financial Statements.)

               QUARTERLY RESULTS OF OPERATIONS  (Unaudited)


                                               Year Ended April 30, 1998
                                       ---------------------------------------
(in thousands, except share amounts)      1st        2nd        3rd       4th
                                       -------    -------    -------   -------
Net sales                              $55,970    $62,738    $55,545   $67,424
Gross profit                            16,331     19,362     16,202    21,330
Income before income taxes               4,255      6,601      4,152     6,280
Net income                               2,621      4,066      2,549     3,795
Earnings per share
     Basic                                 .34        .53        .33       .49
     Diluted                               .33        .52        .32       .48



                                                Year Ended April 30, 1997
                                       ---------------------------------------
                                        1st(a)       2nd        3rd     4th(b)
                                       -------    -------    -------   -------
Net sales                              $53,362    $56,976    $51,643   $57,421
Gross profit                            13,552     16,493     14,454    16,547
Income before income taxes               3,347      5,529      3,589     4,649
Net income                               2,100      3,462      2,063     2,923
Earnings per share
     Basic                                 .28        .45        .27       .38
     Diluted                               .27        .45        .26       .37


(a) Income before income taxes for the first quarter of fiscal 1997 includes $830,000 in unfavorable adjustments for an additional bad debt provision.

(b) Income before income taxes for the fourth quarter of fiscal 1997 includes $193,000 for increased inventory obsolescence costs.

                              BALANCE SHEET

  (in thousands, except share data)                   April 30
                                                  ----------------
                                                  1998        1997
                                                  ----        ----
  ASSETS

  Current Assets
    Cash and cash equivalents                   $ 23,925     $17,339
    Customer receivables                          27,365      20,488
    Inventories                                   11,884      10,356
    Prepaid expenses and other                     1,403         940
    Deferred income taxes                            997         720
                                                --------     -------
       TOTAL CURRENT ASSETS                       65,574      49,843

  Property, Plant and Equipment                   34,522      32,252
  Deferred Costs and Other Assets                  5,604       4,335
  Intangible Pension Assets                          781         727
                                                --------     -------
                                                $106,481     $87,157


  LIABILITIES AND STOCKHOLDERS' EQUITY

  Current Liabilities
    Accounts payable                            $ 12,414    $  9,312
    Accrued compensation and related expenses     13,211      11,180
    Current maturities of long-term debt           2,001       2,229
    Accrued marketing expenses                     3,549       1,395
    Other accrued expenses                         3,032       2,285
                                                --------     -------
       TOTAL CURRENT LIABILITIES                  34,207      26,401


  Long-Term Debt, less current maturities          8,717      10,637
  Deferred Income Taxes                            2,397       2,328
  Long-Term Pension Liabilities                    2,023       1,493
  Commitments and Contingencies                       --          --


  Stockholders' Equity
    Preferred Stock, $1.00 par value; 2,000,000
       shares authorized, none issued
    Common Stock, no par value; 20,000,000 shares
       authorized; issued and outstanding shares:
       7,800,886 -- 1998; 7,722,656 -- 1997       18,704      18,043
                                                 -------     -------
    Retained earnings                             40,433      28,255

       TOTAL STOCKHOLDERS' EQUITY                 59,137      46,298
                                                 -------     -------

                                                $106,481     $87,157
                                                --------     -------
  See notes to financial statements

                STATEMENT OF INCOME AND RETAINED EARNINGS


                                                Years Ended April 30
                                          --------------------------------
(in thousands, except share data)         1998          1997          1996
                                          ----          ----          ----

Net sales                              $ 241,677     $ 219,402     $ 196,237
Cost of sales and distribution           168,452       158,356       153,982
                                       ---------     ---------     ---------

  GROSS PROFIT                            73,225        61,046        42,255


Selling and marketing expenses            37,189        30,678        24,775
General and administrative expenses       14,708        12,762        10,199
                                       ---------     ---------     ---------

  OPERATING INCOME                        21,328        17,606         7,281


Interest expense                             795           915         1,209
Other income                                (755)         (423)         (166)
                                       ---------     ---------     ---------

  INCOME BEFORE INCOME TAXES              21,288        17,114         6,238


Provision for income taxes                 8,257         6,566         2,392
                                       ---------     ---------     ---------


  NET INCOME                              13,031        10,548         3,846


  RETAINED EARNINGS, BEGINNING OF YEAR    28,255        18,168        14,322


Cash dividends                              (853)         (461)           --
                                       ---------     ---------     ---------


  RETAINED EARNINGS, END OF YEAR       $  40,433     $  28,255     $  18,168
                                       ---------     ---------     ---------

SHARE INFORMATION

Earnings per share
     Basic                             $    1.68     $    1.37     $     .51
     Diluted                           $    1.65     $    1.35     $     .50

Cash dividends per share               $     .11     $     .06     $      --
                                       ---------     ---------     ---------

See notes to financial statements

                           STATEMENT OF CASH FLOWS

(in thousands)                                    Years Ended April 30
                                               ----------------------------
                                               1998        1997        1996
                                               ----        ----        ----
OPERATING ACTIVITIES
  Net income                                $ 13,031   $  10,548     $ 3,846
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Provision for depreciation and
      amortization                             7,759       7,810       7,839
    Net loss on disposal of property,
      plant and equipment                        122         220         126
    Deferred income taxes                       (208)       (645)       (342)
    Other non-cash items                         568       1,432         831
    Changes in operating assets and
      liabilities:
      Customer receivables                    (7,340)     (1,891)       (631)
      Inventories                             (1,653)       (384)        177
      Refundable deposits                         --          --       1,708
      Other assets                            (4,183)     (2,995)     (2,828)
      Accounts payable                         3,102       1,661      (1,231)
      Accrued compensation and related
        expenses                               2,031       2,706       1,338
      Other                                    3,115      (1,058)        908
        NET CASH PROVIDED BY OPERATING        ------      ------      ------
        ACTIVITIES                            16,344      17,404      11,741

INVESTING ACTIVITIES
  Payments to acquire property, plant
    and equipment                             (7,304)     (4,537)     (5,030)
  Proceeds from sales of property, plant
    and equipment                                 67          85         221
                                              ------      ------      ------
        NET CASH USED BY INVESTING
        ACTIVITIES                            (7,237)     (4,452)     (4,809)

FINANCING ACTIVITIES
  Payments of long-term debt                  (2,230)     (2,719)     (2,805)
  Common Stock issued through stock
    option plans                                 562         366         198
  Dividends paid                                (853)       (461)         --
                                              ------      ------      ------
        NET CASH USED BY FINANCING
        ACTIVITIES                            (2,521)     (2,814)     (2,607)
                                              ------      ------      ------

INCREASE IN CASH AND CASH EQUIVALENTS          6,586      10,138       4,325

CASH AND CASH EQUIVALENTS, BEGINNING
OF YEAR                                       17,339       7,201       2,876
                                              ------      ------      ------

CASH AND CASH EQUIVALENTS, END OF YEAR       $23,925     $17,339     $ 7,201
                                             -------     -------     -------
See notes to financial statements

                         NOTES TO FINANCIAL STATEMENTS


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

    The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets.
The Company's products are sold on a national basis through a network of independent distributors and directly to home centers, major builders and home manufacturers.
    The following is a description of the more significant accounting policies of the Company.
    Revenue Recognition: Revenue is recognized as shipments are made to the customer. Revenue is based on invoice price less allowances for sales returns and cash discounts.
    Advertising Costs: Advertising costs are expensed in the fiscal year incurred.
    Cash and Cash Equivalents: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximates cost). The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.
    Inventories: Inventories are stated at lower of cost, determined by the last-in, first-out method (LIFO), or market.
The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.
    Promotional Displays: The Company's investment in promotional displays is carried at cost less applicable amortization.
Amortization is provided by the straight-line method on an individual display basis over the estimated period of benefit (approximately 30 months).
    Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost less an allowance for depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, which range from fifteen to thirty years for buildings and improvements and three to ten years for furniture and equipment. Assets under capital lease, buildings and leasehold improvements are amortized over the shorter of their estimated useful lives or term of the related lease.
    Fair Value of Financial Instruments: The carrying amounts of the Company's cash and cash equivalents, customer receivables, accounts payable and long-term debt approximate fair value.
    Per Share Information: In 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, (SFAS) No. 128, "Earnings Per Share". SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities.

    Previously, the dilutive effect of stock options on earnings per share was not significant and, therefore, was excluded. All earning per share amounts for all periods have been presented and, where appropriate, restated to the SFAS No. 128 requirements.
    Stock-Based Compensation: As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. (See Note F to the Financial Statements.)
    New Accounting Rules: In June 1997 FASB issued SFAS No. 130, "Reporting Comprehensive Income," which the Company will be required to adopt for the fiscal quarter ending July 31, 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments by or distributions to stockholders. The Company currently has no components of comprehensive income as required by SFAS No. 130 and therefore does not expect the adoption of SFAS No. 130 to have a materialimpact on the financial statements.
    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
    Reclassifications: Certain prior years' amounts have been reclassified to conform to the current year's presentation.


NOTE B -- CUSTOMER RECEIVABLES

    The components of customer receivables were:

                                                  April 30
                                            --------------------
(in thousands)                              1998            1997
                                            ----            ----
Gross customer receivables                $29,122         $21,869
Less:
  Allowance for bad debt                     (123)           (210)
  Allowance for returns and discounts      (1,634)         (1,171)
                                          -------         -------

Net customer receivables                  $27,365         $20,488
                                          -------         -------



NOTE C -- INVENTORIES

    The components of inventories were:

                                                April 30
                                          -------------------
(in thousands)                            1998           1997
                                          ----           ----
Raw materials                           $ 7,052        $ 6,270
Work-in-process                          10,678          9,684
Finished goods                            1,138          1,115
                                        -------        -------

Total FIFO inventories                   18,868         17,069

Reserve to adjust inventories to
  LIFO value                             (6,984)        (6,713)
                                        -------        -------

Total LIFO inventories                  $11,884        $10,356
                                        -------        -------


NOTE D -- PROPERTY, PLANT and EQUIPMENT

    The components of property, plant and equipment were:

                                        April 30
                                   ------------------
(in thousands)                     1998          1997
                                   ----          ----
Land                             $   876       $   876
Buildings and improvements        18,766        17,416
Buildings and improvements -
 capital leases                    6,550         6,550
Machinery and equipment           51,394        48,697
Machinery and equipment -
 capital leases                      136         1,836
Construction in progress           2,984         1,250
                                 -------       -------

                                  80,706        76,625

Less allowance for depreciation  (46,184)      (44,373)
                                 -------       -------

Total                            $34,522       $32,252
                                 -------       -------

    Depreciation expense amounted to $4,845,000, $5,168,000, and $5,128,000 in fiscal 1998, 1997, and 1996, respectively.

NOTE E -- LOANS PAYABLE AND LONG-TERM DEBT

    Maturities of long-term debt are as follows:

                                               Years Ending April 30

                                                            2004 and   Total
                                                             There-    Out-
(in thousands)  1999    2000     2001     2002     2003       after  standing
               --------------------------------------------------------------

Notes payable  $  500   $  125   $   --   $   --   $   --   $   --   $   625

Industrial
   revenue
   bonds        1,120      750      750      925    2,500       --     6,045

Capital lease
   obligations    381      401      422      434      436    1,974     4,048
               ------   ------   ------   ------   ------   ------   -------

Total          $2,001   $1,276   $1,172   $1,359   $2,936   $1,974   $10,718

               ------   ------   ------   ------   ------   ------   -------
Less current
   maturities                                                         (2,001)
                                                                     -------

Total long-term debt                                                 $ 8,717
                                                                     -------



    The Company's primary loan agreement provides for term loans and a $12 million revolving credit facility. This agreement includes various variable interest rate options which lower and raise the interest rate based on Company performance. The maximum interest rate under the agreement is the prime rate.
    The revolving credit facility is used by the Company as a working capital account. As such, borrowings and repayments may routinely occur on a daily basis. There was no activity through the revolving credit facility during fiscal 1998 and 1997.
    The Company employs straight-forward interest rate swap agreements to assist in maintaining a balance between fixed and variable interest rates on outstanding debt. Any deferred gain or loss associated with the swap agreements is accounted for over the life of the swaps at the fixed rate stipulated in the executed agreements. On April 30, 1998, these amounts were immaterial. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type instruments.

    At April 30, 1998, term loans of $625,000 were outstanding. The term loans bore a variable interest rate of 6.9% on April 30, 1998.
    On April 30, 1998, the Company had $6.0 million outstanding in industrial revenue bonds, maturing at various dates through 2003. Due to an interest rate swap agreement, a fixed rate of 6.2% applies to $4.8 million through June 1, 1999. The variable rate that would have applied if the rate swap had not occurred was 4.3% on April 30, 1998. On $1.2 million of outstanding bonds, the variable interest rate was 4.3% on April 30, 1998. Subsequent to year end the Company amended its swap agreement, effective
June 1, 1998, on $4.5 million of industrial revenue bonds, extending the term to December 1, 2002 and reducing the fixed rate to approximately 5.0%.
    Substantially all of the industrial revenue bonds are redeemable at the option of the bondholder. The Company has irrevocable arrangements to refinance these bonds on a long-term basis in the event they are redeemed.
    Interest rates on the Company's capital lease obligations were approxi-mately 5.0% on April 30, 1998, with these obligations maturing through 2007.
    The Company's primary loan agreement limits the amount and type of indebtedness the Company can incur and requires the Company to maintain a specific minimum net worth and specified financial ratios measured on a quarterly basis. The primary loan agreement was amended during the first quarter of fiscal 1997, allowing the Company to pay cash dividends on Common Stock. Substantially all assets of the Company are pledged as collateral under the primary loan agreement, industrial revenue bond agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 1998.
    Interest paid was $810,000, $989,000, and $1,178,000 during fiscal 1998,
1997, and 1996, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

NOTE F -- STOCKHOLDERS' EQUITY

Common Stock

    Transactions affecting Common Stock were as follows:

                                 Shares           Amount
                              Outstanding     (in thousands)
                              -----------     --------------
Balance at April 30, 1996      7,608,761        $   17,677
Stock options exercised          113,895               366
                               ---------        ----------

Balance at April 30, 1997      7,722,656        $   18,043
Stock options exercised           65,908               408
Stock issued to AWSOP             12,322               253
                               ---------        ----------

Balance at April 30, 1998      7,800,886        $   18,704
                               ---------        ----------


Employee Stock Ownership Plan

    In fiscal 1990, the Company instituted the American Woodmark
Stock Ownership Plan (AWSOP). Under this plan, all employees over the age of 18 who have been employed by the Company for a minimum of one year are eligible to receive Company stock through a profit sharing contribution and a 401(k) matching contribution based upon the employee's contribution to the plan.
    Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $392,000, $317,000, and $115,000 in fiscal 1998, 1997, and 1996, respectively.
    The Company matches 401(k) contributions in the amount of 50% of an employee's contribution to the plan up to 3% of base salary for an effective maximum Company contribution of 1.5%. The expense for 401(k) matching contributions for this plan was $594,000, $619,000, and $502,000 in fiscal 1998, 1997, and 1996, respectively.

Stock Options

    The 1986 stock option plan for key employees of the Company expired in April 1996. Outstanding options under this plan are exercisable in annual cumulative increments of 33.33% beginning one year after the date of grant and must be exercised within twelve months after cumulative increments equal 100%, at which time options expire.
    In August 1996 stockholders approved a new stock option plan for key employees of the Company. Under the plan, up to 750,000 shares of Common Stock may be granted as options, with the term of options granted not exceeding ten years. Options granted are subject to vesting conditions and other requirements prescribed by a participant's stock option agreement.

    In August 1995 stockholders approved a stock option plan for non-employee directors, which replaced the 1990 plan that had expired.

Under the new 1995 plan, up to 30,000 shares of Common Stock may be granted as options, with each non-employee director receiving an option to purchase 1,000 shares on the anniversary date of the plan. Outstanding options under both plans are exercisable in annual cumulative increments of 33.33% beginning one year after the date of grant and must be exercised within twelve months after cumulative increments equal 100%, at which time options expire.
    The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans.
    For the years ended April 30, 1998, 1997 and 1996, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model.
    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:


                            1998          1997         1996
                            ----          ----         ----
Pro forma net income    $12,499,514   $10,435,671   $3,831,639
Pro forma earnings
per share:
  Basic                    $1.61         $1.36        $ .50
  Diluted                   1.59          1.35          .50


   The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

                                 1998        1997       1996
                                 ----        ----       ----
Outstanding at beginning
  of year                      312,000     252,919     319,442
Granted                        238,650     206,600      66,600
Exercised                      (66,998)   (113,895)    (57,652)
Expired or cancelled            (3,301)    (33,624)    (75,471)
                               -------     -------     -------
Outstanding at April 30        480,351     312,000     252,919
                               -------     -------     -------
Exercisable at April 30         88,235      64,867     142,686
                               -------     -------     -------
Available for future
  issuance at April 30         335,875     570,734      24,000
                               -------     -------     -------

Weighted average exercise
  prices (in dollars):
Outstanding at beginning
  of year                       $ 6.62       $4.01       $3.84
Granted                          16.46        7.70        4.47
Exercised                         4.97        3.22        3.41
Expired or cancelled             10.36        5.19        4.15
Outstanding at April 30          11.71        6.62        4.01
Exercisable at April 30           6.67        4.61        3.57


    The following table summarizes information about stock options outstanding at April 30, 1998 [remaining lives (in years) and exercise prices are weighted-averages]:


                    Options Outstanding      Options Exercisable
                ------------------------------------------------
 Option Price           Remaining Exercise              Exercise
   per Share    Options    Life     Price     Options    Price
-------------   -------    ----    ------     -------   --------
$ 4.38-$ 5.50    85,700     4.2    $ 4.78     42,435     $ 4.70
$ 5.63-$ 7.50   104,501     8.2    $ 6.52     28,900     $ 6.47
$ 9.25-$14.44    72,700     8.9    $12.55     16,900     $11.93
$15.56-$18.94   217,450     9.1    $16.65        --         --
-------------   -------    ----    ------     ------     ------
$ 4.38-$18.94   480,351     8.0    $11.71     88,235     $ 6.67
-------------   -------    ----    ------     ------     ------

    The following table summarizes the computations of basic and diluted earnings per share:

                                     Years ended April 30,
--------------------------------------------------------------------
                                1998          1997          1996
--------------------------------------------------------------------
Numerator used in basic
  and diluted earnings
  per common share:
    Net income              $13,030,977   $10,548,145    $ 3,845,677
--------------------------------------------------------------------
Denominator:
  Denominator for basic
    earnings per common
    share--weighted
    average shares            7,752,873     7,672,873      7,594,977
  Effect of dilutive
    securities:
    Stock options               154,743       124,499         50,435
--------------------------------------------------------------------
Denominator for diluted
  earnings per common
  share--weighted average
  shares and assumed
  conversions                 7,907,616     7,797,372      7,645,412
--------------------------------------------------------------------
Earnings per
  common share, basic             $1.68         $1.37          $ .51
Earnings per
  common share, diluted           $1.65         $1.35          $ .50


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

(in thousands)                       Years Ended April 30
                                   -------------------------
                                   1998       1997      1996
                                   ----       ----      ----
Service cost-benefits
 earned during the year          $  868     $  767    $  763
Interest cost on projected
 benefit obligation               1,309      1,142     1,031
Actual return on plan
 assets                          (3,440)    (1,272)   (1,846)
Net amortization and
 deferrals                        2,344        280     1,045
                                 ------     ------    ------

Net periodic pension cost        $1,081     $  917    $  993
                                 ------     ------    ------


    The funded status of the Company's pension plans was as follows for the fiscal years ended April 30:


                             1998                                 1997
                    --------------------------------------------------------
                    Plan assets   Accumulated      Plan assets   Accumulated
                      exceed        benefit          exceed        benefit
                    accumulated    obligation      accumulated    obligation
                      benefit       exceeds          benefit       exceeds
(in thousands)       obligation   plan assets      obligation    plan assets
                    ---------------------------------------------------------
Actuarial present
 value of pension
 benefit obligation:
Vested                 $ 9,625      $ 6,901          $ 7,444       $ 5,572
Non-vested                 641          624              424           512
                       -------      -------          -------       -------
Accumulated             10,266        7,525            7,868         6,084


Effect of
 anticipated future
 salary increases        3,715           --            2,589            --
                       -------      -------          -------       -------
Projected               13,981        7,525           10,457         6,084

Less fair value of
 plan assets           (12,437)      (7,345)          (9,808)       (5,259)
                       -------      -------          -------       -------

Projected benefit
 obligation in excess
 of the fair value of
 plan assets             1,544          180              649           825
Unrecognized prior
 service cost              (39)        (541)             (46)         (475)
Unrecognized net
 gain (loss)               614         (155)           1,515          (136)
Unrecognized net
 transition obligation    (162)         (85)            (212)         (116)
Additional minimum
 liability                  --          781               --           727
                       -------      -------          -------       -------

Net pension obligation $ 1,957      $   180          $ 1,906       $   825
                       -------      -------          -------       -------

    Primary assumptions utilized in accounting for the Company's pension plans were as follows:

                                      Years Ended April 30
                                  ----------------------------
                                  1998        1997        1996
                                  ----        ----        ----
Weighted average assumed
 discount rate                    7.25%       8.0%        8.0%
Estimate of salary increases
 (salaried plan only)             4.0%        4.0%        4.0%
Expected long-term rate of
 return on assets                 8.0%        8.0%        8.0%


NOTE H -- INCOME TAXES

    The provision for income taxes was comprised of the following:


(in thousands)                        Years Ended April 30
                                 ------------------------------
                                 1998         1997         1996
                                 ----         ----         ----
Current
  Federal                      $ 7,076      $ 6,307      $ 2,429
  State                          1,389          904          305
                               -------      -------      -------

    Total current                8,465        7,211        2,734
                               -------      -------      -------

Deferred (Benefit)
  Federal                         (178)        (546)        (283)
  State                            (30)         (99)         (59)
                               -------      -------      -------

    Total deferred                (208)        (645)        (342)
                               -------      -------      -------

Total provision                $ 8,257      $ 6,566      $ 2,392
                               -------      -------      -------

    The Company's effective income tax rate varied from the federal statutory rate as follows:


                                Years Ended April 30
                                --------------------
                                 1998   1997   1996
                                 ----   ----   ----

Federal statutory rate            35%    35%    34%
State income taxes,
  net of federal tax effect        4      3      3
Other                             --     --      1
                                 ----   ----   ----

Effective income tax rate         39%    38%    38%
                                 ----   ----   ----


    Income taxes paid were $7,619,000, $8,199,000, and $1,809,000 for fiscal years 1998, 1997, and 1996, respectively.
    The significant components of deferred tax assets and liabilities were as follows:


(in thousands)                   April 30
                               -------------
                               1998     1997
                               ----     ----
Deferred tax assets
 Employee benefits           $  696   $  757
 Product liability              375      276
 Other                          667      582
                             ------   ------
 Total                        1,738    1,615

Deferred tax liabilities
 Depreciation                 2,330    2,518
 Inventory                      607      511
 Other                          201      194
                              -----   ------
 Total                        3,138    3,223

Net deferred tax liability   $1,400   $1,608
                             ------   ------

NOTE I -- COMMITMENTS AND CONTINGENCIES

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


Lease Agreements

    The Company leases six office buildings, a manufacturing building, four service centers and certain equipment. Total rental expenses amounted to approximately $3,835,000, $3,428,000, and $3,378,000 in fiscal 1998,
1997, and 1996, respectively.

    Minimum rental commitments as of April 30, 1998, under noncancelable leases are as follows:

(in thousands)
Fiscal Year              Operating         Capital
-----------              ---------         -------
1999                       $2,303          $   582
2000                        1,800              581
2001                        1,103              581
2002                          457              571
2003                          140              551
2004 (and thereafter)           1            2,203
                           ------          -------
                           $5,804          $ 5,069
                           ------          -------

Less amounts representing interest          (1,021)
                                           -------

Total obligation under capital leases      $ 4,048
                                           -------


Related Parties

     During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The initial lease term has three remaining years with two five-year renewal periods available at the Company's option. Under this agreement, rental expense was $383,000, $377,000, and $370,000 in fiscal 1998, 1997, and 1996, respectively. Rent during the remaining base term of approximately $386,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

NOTE J -- OTHER INFORMATION

    Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company's customers operate in the construction and remodeling markets. At April 30, 1998, the Company's three largest customers, Customers A, B and C, represented 9.1%, 21.8% and 10.3% of the Company's customer receivables, respectively.
    The following table summarizes the percentage of sales to the Company's three largest customers for the last three fiscal years:


                 Percent of Annual Sales
                 -----------------------
                  1998     1997     1996
                  ----     ----     ----
Customer A         8.5      9.9     10.7
Customer B        30.4     25.7     17.5
Customer C        13.0     11.9      9.7

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



/s/JAMES J. GOSA
James J. Gosa
President and Chief Executive Officer



/s/KENT B. GUICHARD
Kent B. Guichard
Vice President, Finance and
Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Stockholders and Board of Directors
American Woodmark Corporation

     We have audited the accompanying balance sheets of American Woodmark Corporation as of April 30, 1998 and 1997, and the related statements of income and retained earnings, and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Woodmark Corporation at April 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles.



/s/ERNST & YOUNG LLP
Baltimore, Maryland
June 4, 1998

DIRECTORS AND EXECUTIVE OFFICERS



James J. Gosa
Director; President and Chief Executive Officer


David L. Blount
Vice President, Manufacturing


Kent B. Guichard
Director; Vice President, Finance and
Chief Financial Officer; Corporate Secretary


Philip S. Walter
Vice President and General Manager,
New Business Development


Ian J. Sole
Vice President, Sales and Marketing


William F. Brandt, Jr.
Chairman of the Board


Daniel T. Carroll
Director; Chairman
The Carroll Group
A Management Consulting Firm


Martha M. Dally
Director; Executive Vice President-Personal Products
Sara Lee Corporation


Fred S. Grunewald
Director


C. Anthony Wainwright
Director; Vice Chairman
McKinney & Silver





CORPORATE INFORMATION


Annual Meeting

The Annual Meeting of Shareholders of American Woodmark
Corporation will be held on August 21, 1998, at 9:00 a.m. at Piper's at Creekside in Winchester, Virginia.

Form 10-K Report

A copy of the Form 10-K for the year ended April 30, 1998, may be obtained by writing:

  Kent Guichard
  Vice President, Finance and
  Chief Financial Officer
  American Woodmark Corporation
  PO Box 1980
  Winchester, VA  22604-8090

Corporate Headquarters

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA  22601-4208
(540) 665-9100

Mailing Address

PO Box 1980
Winchester, VA  22604-8090

Transfer Agent

American Stock Transfer & Trust Company
(800) 937-5449

American Woodmark(R)
Coventry & Case(R)
Crestwood(R)
Scots Pride(R)
Timberlake(R)
Flat Pack(TM)
Hickory Grove(Tm)
Leesburg(TM)
Nashville(TM)
Teton(TM)
Yellowstone(TM)

are trademarks of American Woodmark Corporation.

(C)1998 American Woodmark Corporationr
Printed in U.S.A.

                         Appendix to Exhibit 13

Front cover  Corporate Logo, Picture
Picture shows three cabinet doors
Caption:  Oak Maple Thermo Foil Hickory Cherry Melamine Laminate
          1998 Annual Shareholders Report

Page 1  Corporate Logo

Page 3  Picture
Shows James J. Gosa (President and Chief Executive Officer)

Page 6  Picture, Logo
Picture shows employee at workstation
American Woodmark Brand logo with caption: "American Woodmark brand cabinetry is sold through the nation's leading home center outlets, including The Home Depot and Lowe's."

Page 7  Picture, Logo
Picture shows employee in plant and two cabinet doors
Coventry & Case logo with caption: "The Coventry & Case brand is the exclusive cabinetry brand for The Great Indoors, Sears' new home interiors store."

Page 8  Picture, Logo
Picture shows modern equipment
Timberlake logo with caption: Introduced in 1990, Timberlake brand cabinetry is sold throughout the company's builder direct service centers and through a network of distributors and dealers throughout the United States and Canada."

Page 9  Two Pictures, Two Logos
First picture shows a kitchen
Second picture shows a packaged cabinet
Crestwood and Scots Pride brand logos with caption: "Scots Pride and Crestwood brand cabinetry are offered in Hechingers and Builders Square stores throughout the United States."

Back cover  Logo, Address, Phone Number, Fax Number
Corporate logo
American Woodmark Vcorporation
3102 Shawnee Drive
Winchester, VA  22601-4208
(540) 665-9100
(540) 665-9176  Fax