Form 10-K405, Exhibit 13
period 1999-04-30
AMERICAN WOODMARK CORP
filed 1999-07-16
CIK 794619

Table of Contents


     Company Profile                               2

     Market Information                            2

     Financial Highlights                          2

     Letter from the President                     3

     Five Year Selected Financial Information      5

     Creating A Growth Company                     6

     Management's Discussion and Analysis         10

     Consolidated Financial Statements            18

     Notes to Consolidated Financial Statements   21

     Management's Report                          31

     Report of Independent Auditors               32

     Board of Directors and Executive Officers    33

     Corporate Information                        33

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


                          [1]

COMPANY PROFILE


     American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates nine manufacturing facilities located in Arizona, Georgia, Kentucky, Virginia, and West Virginia and five service centers across the country.
     American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July 1986.
     The Company offers approximately 130 cabinet lines in a wide variety of designs, materials and finishes. Its products are sold on a national basis through a network of independent distributors and directly to home centers, major builders and home manufacturers. Approximately 75% of its sales during fiscal year 1999 were to the remodeling market and 25% to the new home market.
     The Company is one of the five largest manufacturers of kitchen cabinets in the United States.


MARKET INFORMATION


     American Woodmark Corporation no par value Common
Stock is traded on the NASDAQ/NM Over-the-Counter market under the AMWD symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

                    Market Price
                    ------------         Dividends
(in dollars)        High     Low          Declared
                    ----     ---          --------
FISCAL 1999

First quarter       $32.75    $24.25        $ .03
Second quarter       30.44     21.19          .04
Third quarter        44.00     25.25          .04
Fourth quarter       42.00     29.00          .04

FISCAL 1998

First quarter        16.88    11.88           .02
Second quarter       22.38    12.88           .03
Third quarter        23.00    18.00           .03
Fourth quarter       30.75    20.50           .03


     As of April 30, 1999, there were approximately 5,500 stockholders of the Company's Common Stock. Included were approximately 64% of the Company's employees who are stockholders through the American Woodmark Stock Ownership
Plan.

                           FINANCIAL HIGHLIGHTS


(in thousands, except share data)
                                              Years Ended April 30
                                              --------------------
                                   1999            1998         1997
                                   ----            ----         ----
OPERATIONS

Net sales                        $327,013        $241,677     $219,402
Operating income                   27,911          21,328       17,606
Income before income taxes         28,547          21,288       17,114
Net income                         17,509          13,031       10,548
Earnings per share
     Basic                       $   2.23        $   1.68     $   1.37
     Diluted                         2.18            1.65         1.35
Average shares outstanding -- Note A
     Basic                          7,856           7,753        7,673
     Diluted                        8,047           7,908        7,797


FINANCIAL POSITION

Working capital                  $ 29,486        $ 31,367      $ 23,442
Total assets                      140,609         106,481        87,157
Long-term debt                     11,435           8,717        10,637
Stockholders' equity               78,337          59,137        46,298
Long-term debt to equity ratio        15%             15%           23%

                          [2]

To Our Shareholders:

Fiscal 1999 was an outstanding year for American Woodmark. For the third consecutive year, we achieved both record sales and net income. Net income of $17.5 million or $2.18 per diluted share was 34% above the previous high set last year. Net income performance set a new record in each of the four fiscal quarters, extending our current streak of consecutive year-over-year improvement to thirteen quarters. Quarterly net income improved from the previous records set in fiscal 1998 by 62%, 18%, 41% and 28% in the first through fourth quarters, respectively.

The investment community continues to recognize and reward our performance. Over this past year, the value of a share of American Woodmark stock increased approximately 25% from slightly over $30 to almost $40 per share. This latest increase, combined with the improvement in our stock price during fiscal 1997 and fiscal 1996, means that $100 invested in American Woodmark in April 1996 is now worth $740. Our three-year total return to shareholders placed American Woodmark at the top of our peer group as defined by the S&P Home Furnishings Index. Over this same period, the market capitalization of the Company has increased from $40 million to well over $300 million.

Net sales in fiscal 1999 increased 35% to $327.0 million from $241.7 million the previous year. We continue to gain market share, especially in the home center channel, based on our strong market position, our key customer relationships, our innovative new products and our superior service programs. The Company continues to expand our product line to generate top line sales growth. During fiscal 1999, we again expanded our line with the introduction of the Newport and Charleston lines and the expansion of our Gettysburg series.

Year-over-year sales increased with both The Home Depot and Lowe's. These two customers alone are now operating a combined total of over 1,300 big-box stores throughout the United States. Over the next three years, the total number of outlets operated by these two customers will exceed 2,000 stores. American Woodmark remains committed to supporting the tremendous growth of these two customers and maintaining our current position as a preferred vendor by offering new products and innovative service programs.

We continue to be very aggressive and gain market share through our Timberlake brand program designed for the new construction industry. This program has been highly successful and has provided significant growth, especially in the competitive business of serving both national and regional builders. The Company continues to use this platform to expand into both new and under-served markets by taking advantage of our ability to deliver full kitchens just-in-time to individual job sites.

                          [3]

The tremendous growth experienced by our Company placed a significant strain on our manufacturing capacity during the year. We made a conscious decision early in the year to service all of our customers and secure market share. The lack of internal capacity, especially during the second and third fiscal quarters, forced us to purchase certain partially completed components from outside vendors at a significant premium from our internal cost. This premium resulted in a decline in gross margin from 30.1% in the first quarter to 28.5% in the second and 27.2% in the third. Gross margin improved to 28.7% in the fourth quarter as significant elements of new capacity began to come on-line and more of our components were again provided from internal sources.

During fiscal 1999, we invested almost $22 million in capital expenditure projects, more than the previous four
fiscal years combined.   This investment program was almost
twice that anticipated last year at this time. Our spending plans will continue to be flexible and will be driven by the opportunities available to us in the market place. We will make any and all investments that are financially sound in support of the growth of our customer base. Based on both the current and anticipated level of commitment from our customers, we anticipate capital expenditures for the next two to three years in excess of fiscal 1999 levels.

Since the end of fiscal 1996, the Company has built and maintained significant cash reserves and borrowing capacity precisely for this reason. In addition, our just-in-time approach to manufacturing allows us to generate more free cash flow per dollar of net income than many of our competitors. As we grow, we can reinvest much of our profit into hard capacity due to our low levels of working capital and our high inventory turns. These investments in additional capacity will continue to provide opportunities to drive even further sales growth and profitability.

Over the past few years, we have worked to create a growth company. Our accomplishments are a credit to the many men and women that work at American Woodmark. Our high rate of growth presented enormous challenges throughout the year. I am proud of how our organization met each and every one of these challenges and continued to build an even stronger Company. I would like to personally thank each of our over 3,000 employees for their effort and dedication.

As American Woodmark looks to complete our 2001 Vision and to setting new goals for 2002 and beyond, we still have many challenges. Over the past decade we have introduced many innovations that have helped to redefine our industry. As we move forward, we will continue to push both ourselves and our competitors to even greater levels of quality, service and total customer satisfaction. I remain confident that our team will successfully complete this journey in the same manner as we achieved our past goals. We will continue to follow the guidelines outlined in our Mission Statement as we build our Company and provide a superior return to those shareholders investing for the long-term.

I look forward to another exciting year ahead. Thank you for your continuing support of American Woodmark.


/s/ JAMES J. GOSA
James J. Gosa
President and Chief Executive Officer
                                             [4]

               FIVE YEAR SELECTED FINANCIAL INFORMATION



                                              Years Ended April 30
                                   -----------------------------------------
                                   1999      1998      1997     1996    1995
                                   ----      ----      ----     ----    ----
  FINANCIAL STATEMENT DATA
  (in millions, except share data)
    Net sales                      $327.0   $241.7   $219.4   $196.2   $197.4
    Income before income taxes       28.5     21.3    17.1       6.2      8.8
    Net income                       17.5     13.0    10.5       3.8      5.4
    Earnings per share
       Basic                         2.23     1.68    1.37       .51      .71
       Diluted                       2.18     1.65    1.35       .50      .70
    Depreciation and amortization
       expense                        9.7      7.8     7.8       7.8      7.8
    Restructuring costs                --       --      --        --      0.5
    Total assets                    140.6    106.5    87.2      76.3     74.4
    Long-term debt                   11.4      8.7    10.6      12.9     15.5
    Stockholders' equity             78.3     59.1    46.3      35.8     31.8
    Cash dividends declared
       per share                      .15      .11     .06        --       --
    Average shares outstanding
       Basic                          7.9      7.8     7.7       7.6       7.5
       Diluted                        8.0      7.9     7.8       7.6       7.6
                                    ------------------------------------------
  PERCENT OF SALES

    Gross profit                     28.6%    30.3%   27.8%     21.5%     23.5%
    Sales, general and
       administrative expenses       20.1     21.5    19.8      17.8      18.1
    Income before income taxes        8.7      8.8     7.8       3.2       4.5
    Net income                        5.4      5.4     4.8       2.0       2.7

                                     -----------------------------------------
  RATIO ANALYSIS
    Current ratio                     1.7      1.9     1.9       1.7       1.6
    Inventory turnover (1)           15.6     15.1    15.3      11.9      11.0
    Percentage of capital:
     (LTD & equity)
       Debt                          12.7%    12.8%   18.7%     26.4%     32.8%
       Equity                        87.3     87.2    81.3      73.6      67.2
    Return on equity (average %)     25.5     24.7    25.7      11.4      18.4
    Collection period--days (2)      39.1     37.2    36.1      36.9      34.7



  (1)  Based on average of beginning and ending inventory.

  (2) Based on ratio of monthly average customer receivables to average sales per day.

                          [5]

                  Creating a Growth Company


Over the past few years, we have taken many steps to create a growth company. Our accelerated growth during fiscal 1999 was the direct result of our focus on four key areas of our business.

Customers

At American Woodmark, we realize that in partnership with our customers anything is possible. Everything we do is dedicated to the satisfaction of each unique customer and their particular needs.

We are the leading supplier of stock cabinetry to the home center industry and remain the vendor of choice with both the industry leaders, The Home Depot and Lowe's. American
Woodmark proudly offers our products in the 1,300 combined big box outlets operated by these two companies. By 2003, The Home Depot and Lowe's will operate over 2,000 stores.
We are in a position to serve these two customers in all 2,000 locations.

We are also a leading supplier of fine cabinetry to the new construction industry. In many of the large metropolitan areas of the United States, American Woodmark has established strong relationships with national home builders. We currently service 7 of the Top 10 and 35 of the Top 100 home builders on a direct basis across the country. To serve local and regional builders, we have built relationships through an extensive network of independent distributors and dealers. Working with American Woodmark, these distributors and dealers provide a level of customization and service that help medium and small size builders remain competitive in the marketplace.

We are a pioneer in developing cabinet supplier relationships with the emerging original equipment or prefabricated housing industry. New technology, materials and housing codes have substantially

                          [6]
 improved the image and
product quality offered by off-site construction. A key component in the development of site-built alternatives has been the upgrading of the kitchen. American Woodmark has been a significant player in the development of customer relationships in support of the shift towards improved quality and features.

Products

American Woodmark operates in an industry that is driven by product. First and foremost, we are a product driven Company in a product driven business. We continue to successfully drive growth through the introduction of new styles and colors and through innovative features and design. One third of our total product sales in fiscal 1999 were generated by products that were not offered in our product line three years ago.

In order to take advantage of opportunities and to meet the needs of our customers, we have created a product development process that can take a new product from concept to market in less than 120 days. Significant new products developed through this process over the past few years include:

     * The innovative Newport line which offers a clean, modern style and can be selected in oak, maple, cherry, hickory or white.

     * A new style with our Charleston line which offers a classic, traditional bead board look in hickory.

     * The expansion of our successful shaker design to include cherry. This full line can now be ordered in four wood species plus white and in several finishes.

     * A growing family of cabinets in hickory, a new species for American Woodmark introduced in fiscal 1998.

     * A redesigned cherry line offered in both classic
       Bordeaux and contemporary Spice finishes.

     * A high-end white line using thermofoil technology to create a rich, custom look and feel at a reasonable price.

     * A natural, character oak line with the timeless look of traditional oak.
                          [7]

     * Upgraded finishes to take advantage of new technology, equipment and processes to provide the color and protection offered on many higher end products for the home.

     * New features across both new and existing lines including dovetail and plywood bottom drawers, upgraded hardware, thicker shelves, stronger engineered materials in box construction, expanded SKUs and more accessories and mouldings.

In addition to the wide range of product styles and colors, American Woodmark also offers customers the unique advantage of product branding. We manufacture just-in-time, making each individual kitchen directly to order. This system allows us to offer our customers both specialized branding and exclusive products within brands with a minimum of inventory management and logistics issues. The branding and exclusivity elements of our product line offer the opportunity for our customers to design a line that is tailored to their strategy and their customer base.

Customer Service and Support

American Woodmark has developed a sophisticated customer service and support system. We start with a highly trained, professional sales and marketing staff that is organized around our customers. We develop partnership relationships at the store with designers, at the home office with
                          [8]
merchants and at the corporate office with executive management. These relationships help establish customer intimacy and create lines of communication that allow us to be highly responsive to customer needs.

We support the customer and our front line sales and marketing staff with superior customer service through a national customer service center. Our service center staff provides extended hour access to our customers for product questions, order processing, status inquiry and problem resolution. They are backed by a state-of-the-art computer system that provides access to valuable real time information on products and services.

Our manufacturing facilities are tied to the customer through our service network and ship complete and on time with over 99% efficiency. American Woodmark has established the industry standard for delivery, with the capability to ship any order to any shipping address in the continental United States. For example, almost two thirds of all home center cabinets are shipped directly to the end consumer. Virtually all of our direct builder business is shipped directly from the factory to the construction site.

Organization

We continue to work extremely hard on our organization. We believe that a superior organization provides the only true, long-term competitive advantage.

We invest heavily in our people. We invest in their working environment and in the tools our people need. We invest in their training and their development. We invest in programs to attract and retain the right people. During fiscal 1999, we substantially improved our programs and systems for employee selection, new employee orientation, salary administration, human resource information management, employee goal setting and the employee appraisal process. Every full time American Woodmark employee continues to share in our success through participation in a cash bonus program.

As we continue to grow, we have also invested in our organization. During fiscal 1999, we invested almost $22 million in new facilities and equipment. We purchased Knapp Woodworking, Inc. to gain access to additional capacity, products, customers and human resources. We built new infrastructure with the installation of computer systems and business processes. We expanded our management capabilities as an organization through the combination of internal development and external hiring. We are focused on successfully building an organization that can continue to both drive and manage our growth.

For over a dozen years, our Mission Statement has defined who we are, what we do, why we do it and how it gets done. Our efforts to create a growth company are driven by our desire to provide opportunity for our employees and their families, for the communities in which we live and work, for our vendors and for our customers. We are dedicated to Creating Value Through People. Ultimately, we believe that we will successfully create a growth company through the combined efforts of dedicated individuals working in teams and pursuing a common goal.

                          [9]

        MANAGEMENT'S DISCUSSION AND ANALYSIS



RESULTS OF OPERATIONS

     The following table sets forth certain income and expense items as a percentage of net sales.
                                            Percentage of Net Sales
                                              Years Ended April 30
                                            ------------------------
                                            1999      1998      1997
                                            ----      ----      ----
    Net sales                              100.0%    100.0%    100.0%
    Cost of sales and distribution          71.4      69.7      72.2
    Gross profit                            28.6      30.3      27.8
    Selling and marketing expenses          15.0      15.4      14.0
    General and administrative expenses      5.1       6.1       5.8
    Operating income                         8.5       8.8       8.0
    Interest expense                         0.1       0.3       0.4
    Income before income taxes               8.7       8.8       7.8
    Provision for income taxes               3.4       3.4       3.0
    Net income                               5.4       5.4       4.8


                          [10]

FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

  Fiscal 1999 net sales of $327.0 million increased 35.3% from fiscal 1998 net sales of $241.7 million. Improved sales were the result of continued growth with the leading national home center chains, direct shipments to national and regional builders and sales to distributors. The acquisition of Knapp Woodworking, Inc., in December 1998 did not have a material impact on total reported net sales growth. In fiscal year 1999, average price per unit increased 2.7% over fiscal year 1998. The average unit price increased primarily as a result of price increases implemented in the third quarter of both fiscal 1999 and 1998 and improvement in both channel and product mix.
  Overall unit volume increased approximately 29.8% from the prior year as the Company gained overall market share, especially in the home center channel, due largely to the impact of new product styles introduced over the last two fiscal years. For the second consecutive year, unit shipments to home centers increased to record levels based on strong overall remodeling activity and the Company's relationships with the leading domestic home center chains. Unit shipments to direct builders improved through both increased volume in the Company's existing sales regions and expansion into new markets. Unit volumes to distributors experienced an increase when compared to fiscal year 1998.
  Gross profit for fiscal year 1999 declined to 28.6% from
30.3% in fiscal year 1998.   The decrease in gross profit
was due to the additional cost of using out-sourced components as sales demand exceeded component manufacturing capacity. In addition, the Company experienced higher distribution cost due a combination of delivery rate increases and changes in customer mix.
  Material cost per unit increased from prior year due to the purchase of out-sourced components and the shift towards more material intensive, higher-end products.
  Labor costs per unit in fiscal year 1999 were similar to those experienced in fiscal year 1998, as improvements in productivity and lower workers' compensation expenses were offset by normal labor rate increases, the impact of the learning curve associated with new hires and increased health care costs.
  Per unit freight costs increased over prior year due to the cost of the Company's initiatives to maintain competitive advantage in the market through a specialized delivery system.
  Selling and marketing expenses decreased slightly as a percentage of net sales to 15.0% in fiscal 1999, down from 15.4% in fiscal 1998. Promotional expense to support merchandising efforts and staffing levels to support the Company's growing customer base increased at the same rate as the Company's sales.
  General and administrative expenses as a percent of sales decreased from 6.1% in fiscal 1998 to 5.1% in fiscal 1999. Increased spending associated with additional staffing and the Company's pay-for-performance incentive plans were more than offset by the increase in sales.
  Interest expense for fiscal 1999 declined to $363,000 from $795,000 in the prior fiscal year. The decrease resulted from capitalized interest of $332,000 associated with the Company's capital spending in fiscal 1999. Total debt increased $2.7 million during fiscal 1999 due primarily to debt assumed in the purchase of Knapp Woodworking, Inc. and funding through the State of West Virginia for the expansion of the Hardy County, West Virginia facility. As of April 30, 1999, long-term debt to total capital was reduced 0.1% to 12.7%.
                          [11]

  Other income increased $244,000 for fiscal 1999 compared to the prior year due to a combination of increased interest income from short-term investments and lower net cost for disposal of property, plant and equipment.

LIQUIDITY AND CAPITAL RESOURCES

 The Company's operating activities generated $12.5 million in net cash during fiscal 1999 as compared to $16.3 million in the prior year. The year-over-year decrease in cash generated from operations was primarily due to an increase in customer receivables associated with a strong surge in sales during the fourth quarter of fiscal 1999 and increased inventories. Fiscal 1999 versus fiscal 1998, days sales outstanding increased due to a change in customer mix. Inventory increased due to higher sales volume, the continued migration towards a richer, more material intensive product mix and increased variety. Increased promotional display additions were associated with the Company's increased market share within the home center channel. Favorable impacts on cash flow were generated from increased accounts payable due to general growth in activity and the increase of performance incentives and related compensation earned but not yet paid.
  Capital spending increased $14.4 million from prior year to $21.7 million as the Company initiated several major programs designed to increase manufacturing capacity to meet higher demand. During fiscal 1999 the Company opened a new wood processing facility located in Monticello, Kentucky. The Company completed an expansion of the dimension and finishing facility in Hardy County, West Virginia. In addition, the Company invested in new lumber processing and dimension equipment intended to increase capacity and efficiency in manufacturing facilities located in Toccoa, Georgia, Orange, Virginia and Moorefield, West Virginia. The Company expects that to support continued sales growth, it will be necessary to make significant investment in plant, property and equipment. Therefore, capital spending in fiscal 2000 is expected to meet or exceed the level of spending in fiscal 1999.
  The Company increased overall debt by $2.7 million during fiscal 1999. Total debt on April 30, 1999 was $13.4 million which did not include any short-term borrowings under the Company's revolving credit facility. Long-term debt to total equity declined from 14.7% at April 30, 1998 to 14.6% at April 30, 1999.
  Cash dividends of $1,180,000 were paid on Common Stock during fiscal 1999.
  Cash flow from operations combined with accumulated cash on hand and available borrowing capacity is expected to be sufficient to meet forecasted working capital requirements, service existing debt obligations and fund capital expenditures for fiscal 2000.

OUTLOOK FOR FISCAL 2000

 The Company anticipates continued underlying strength in the domestic economy through fiscal 2000. Under normal conditions, this strength should result in the continued growth and expansion of the relevant markets for the Company. In addition, the Company expects to continue to gain market share based on its position with major customers, its broad product offering and its ability to deliver quality products with superior service. During a period of growth in the housing and remodeling sectors, the Company expects to continue to generate higher sales.
 The Company expects to maintain or increase recent profitability performance while significantly investing resources in future products, facilities and markets. Additional volume and improved efficiencies should be sufficient to offset the anticipated rise in other costs.
  The Company has recently expanded overall capacity in line with current demand. Projected growth, however, will require additional capital projects designed to increase both component and assembly manufacturing capacities. Planned for fiscal year 2000 are the opening of a new assembly facility in Gas City, Indiana and expansion of the Monticello, Kentucky wood processing facility. Additional capital spending will include projects planned to improve productivity, support cost saving initiatives and the replacement of aging equipment. The Company is also considering investment opportunities to increase the Company's business base, to acquire new products, and to gain access to new markets. The Company establishes debt to equity targets in order to maintain the financial health of the Company and is prepared to trim investment plans to maintain financial strength.
                          [12]

  The financial condition of Hechinger Co., the Company's third largest Home Center customer, deteriorated significantly with the release of the second fiscal quarter results in May 1999 for the period ended April 3, 1999. Subsequent to the release Hechinger Co. filed for protection under Chapter 11 of the United States Bankruptcy Code. Should the Company experience a substantial reduction or even total loss of revenue from this customer, the Company believes that the impact would be temporary. Overall industry growth and the Company's continued increase in market share should be sufficient to offset lost sales from the potential reduction of business with Hechinger Co. On the date Hechinger Co. filed for bankruptcy protection, the Company did not have any material net asset exposure.
  While the Company is not currently aware of any other events that would result in a material decline in earnings from fiscal 1999, we participate in an industry that is
subject to rapidly changing conditions.      The preceding
forward looking statements are based on current expectations, but there are numerous factors that could cause the Company to experience a decline in sales and/or earnings including: (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, especially the home center industry, (3) the loss of sales from specific significant customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) the need to respond to price or product initiatives launched by a competitor, and (6) a significant investment which provides a substantial opportunity to increase long-term performance. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on short-term operating results.


FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

  Fiscal 1998 net sales of $241.7 million increased 10.2% from fiscal 1997 net sales of $219.4 million. Improved sales were the result of continued growth with the leading national home center chains and increased shipments to national and regional builders. In fiscal year 1998, the average price per unit increased 3.8% over fiscal year 1997. The average unit price increased primarily as a result of a richer product mix and general price increases implemented in the third quarter of both fiscal 1997 and 1998.
  Overall unit volume increased approximately 6% from the prior year as the Company gained overall market share, especially in the home center channel, due largely to the impact of new product styles introduced during the last year. Unit shipments to home centers increased to record levels based on strong overall remodeling activity and the Company's relationships with the leading home center chains. Unit shipments direct to builders improved through both increased volume in existing sales regions and expansion
                          [13]
into new markets. Unit volumes to distributors decreased during a year in which the Company refocused its strategy within this channel.
  Gross profit for fiscal year 1998 improved to 30.3%, up

2.5% from 27.8% in fiscal year 1997. The increase in gross profit was attributable to the shift towards higher-end products, favorable channel mix and increased productivity.
  Material cost per unit increased from prior year. A significant increase in demand for hardwood lumber and the shift towards more material intensive, higher-end products led to increases in material cost that were only partially offset by reduced prices for particleboard and other miscellaneous purchased components.
  Labor costs per unit decreased, as improvements in productivity and lower health care expenses more than offset normal labor rate increases.
  Per unit freight costs increased over prior year due to the cost of maintaining the Company's competitive advantage in the market through development and maintenance of a specialized delivery system. The impact of higher freight cost was offset by the increased leverage effect of higher volume on fixed and semi-fixed components of expense.
  Sales and marketing expenses increased as a percentage of net sales from 14.0% in fiscal 1997 to 15.4% in fiscal 1998. The increase in sales and marketing costs was the result of the Company's advertising and promotional initiatives, which were designed to increase market share through the introduction of several new products and to gain entrance into new markets of distribution. The Company also hired additional sales and marketing personnel to support revenue growth.
  General and administrative expenses as a percent of sales increased from 5.8% in fiscal 1997 to 6.1% in fiscal 1998. Increased expense was attributed to the costs associated with pay-for-performance incentive plans and payroll expense associated with additions to executive and senior level management.
  Interest expense for fiscal 1998 declined $120,000 to $795,000 from the prior year. The decrease resulted from the continued reduction of outstanding debt. Total debt decreased $2.2 million during fiscal 1998. As of April 30, 1998, long-term debt to total capital was reduced to 12.8%.
  Other income increased $332,000 for fiscal 1998 compared to the prior year due to a combination of increased interest income from short-term investments and lower net cost for disposal of obsolete equipment.

YEAR 2000

The Company recognizes that the year 2000 presents many challenges for information systems, specifically the issue of two-digit determination of year. The Company has performed a self-assessment and has identified all known software and hardware issues associated with two-character versus four-character year codes. Business plans have been developed and initiated which will bring about four-digit year compliance for all internal software and hardware systems during calendar year 1999. The Company has completed 100% of the conversion of its order billing, accounts receivable and financial systems, with the exception of hourly payroll, to a client-server based architecture that is Year 2000 compliant. As of April 30, 1999 the only remaining systems requiring conversion to client-server based Year 2000 compliant software were the hourly payroll and manufacturing systems.
Conversion of the Company's payroll system to a year 2000 compliant client-server architecture was 80% complete at April 30, 1999 and is expected to be 100% complete by August 31, 1999. Conversion of the Company's mainframe manufacturing information system to a year 2000 compliant system was 60%
complete on April 30, 1999 and is expected to be 100% complete by September 30, 1999. The cost of updating
                          [14]
systems to comply with four-digit dating is believed to be incrementally immaterial as the Company's strategic business plan had already called for upgrading information systems technology. No significant additional expense beyond the standard information systems operating cost is expected. To date, 80% of the total conversion is complete. The Company has no exposure to contingencies related to the Year 2000 Issue for the products it has sold.
  The Company further recognizes a risk from the year 2000 impact on its suppliers and customers. In response, the Company has initiated formal communications with all of its significant suppliers, large customers and service providers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failures to remediate their own year 2000 issues. The Company has contacted all of its critical vendors and all vendors with greater than $20,000 in activity over the last twelve months. Of this vendor group 59% have responded, including 100% of those suppliers deemed critical. Of the vendor respondents, all critical vendors have indicated that they will be year 2000 compliant on or before July 31, 1999. Of the remaining population of surveyed vendors, 74% have responded that they will be year 2000 compliant on or before July 31, 1999. To date 80% of the Company's key customers have been identified as being year 2000 compliant, and the Company is working to further confirm year 2000 compliance among its customer base. To date, the Company is not aware of any external agent Year 2000 Issue that would materially impact the Company's results of operations, liquidity or capital resources. Further, based on presently available information, the Company does not believe that the incremental cost associated with the year 2000 compliance activities of third parties is material to the Company.
   There can be no guarantee that the systems of suppliers and customers will be converted by the end of calendar 1999. In response, the Company is developing contingency plans to address critical system interfaces with these third parties in the event that these third parties are unable to resolve their year 2000 compliance issues by the end of calendar year 1999. At this point the Company has not quantified the impact of the most reasonably likely worst case scenario.
   The Company plans to complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources and other factors. Estimates on the status of completion and the expected completion dates are based on costs incurred to date compared to total expected costs. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

LEGAL MATTERS

  The Company is involved in various suits and claims in the normal course of business. Included therein are claims against the Company pending before the Equal Employment
Opportunity Commission. Although management believes that such claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have any material adverse effect on the Company's operating results or financial position.
                          [15]

  The Company is voluntarily participating with a group of companies, which is cleaning up a waste facility site at the direction of a state environmental authority.
  The Company records liabilities for all probable and reasonably estimable loss contingencies on an undiscounted basis. For loss contingencies related to environmental matters, liabilities are based on the Company's proportional contamination of a site since management believes it "probable" that the other parties, which are financially solvent, will fulfill their proportional share of the contamination obligation of a site. There are no probable insurance or other indemnification receivables recorded.
The Company has accrued for all known environmental remediation costs, which are probable and can be reasonably estimated, and such amounts are not material. (See Note I to the Consolidated Financial Statements.)


OTHER COMMENTS

  The Company's business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters. General economic forces and changes in the Company's customer mix have reduced seasonal fluctuations in the Company's performance over the past few years.
  The costs of the Company's products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressure and commodity price increases have been relatively modest over the past five years, except for lumber prices which rose significantly during fiscal 1997. The Company has generally been able over time to recover the effects of inflation and commodity price fluctuations through sales price increases.
  The Company is also exposed to changes in interest rates primarily from its long-term debt arrangements and, secondarily, its investments in securities. The Company uses interest rate swap agreements to manage exposure to interest rate changes on certain long-term borrowings. The Company's exposure to interest rate changes is not considered to be material.
  During the first quarter of fiscal 1999 the Company adopted SFAS No. 130, which establishes standards for reporting comprehensive income and its components in financial statements. The Company currently has no material components of comprehensive income which would result in comprehensive income differing from net income.
     In fiscal 1999, the Company adopted the Financial Accounting Standards Board's (FASB) Statement No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits. Statement No. 132 standardizes and improves disclosure requirements for pensions and other postretirement benefits. (See Note G to the Consolidated Financial Statements.)
  On May 25, 1999, the Board of Directors approved a $.04 per share cash dividend on its Common Stock. The cash dividend was paid on June 25, 1999, to shareholders of record on June 11, 1999.

                          [16]

               QUARTERLY RESULTS OF OPERATIONS  (Unaudited)


                                               Year Ended April 30, 1999
                                       -----------------------------------------
(in  thousands, except share amounts)    1st        2nd         3rd       4th
                                       -------    -------      -------   -------
Net   sales                            $72,673    $79,401      $81,186   $93,753
Gross   profit                          21,906     22,651       22,097    26,945
Income before income taxes               7,029      7,849        5,753     7,916
Net income                               4,241      4,808        3,587     4,873
Earnings per share
     Basic                                 .54        .62          .46       .62
     Diluted                               .53        .60          .44       .60



                                               Year Ended April 30, 1998
                                       ---------------------------------------
                                         1st        2nd       3rd       4th
                                       -------    -------    -------   -------
Net   sales                            $55,970    $62,738    $55,545   $67,424
Gross   profit                          16,331     19,362     16,202    21,330
Income before income taxes               4,255      6,601      4,152     6,280
Net income                               2,621      4,066      2,549     3,795
Earnings per share
     Basic                                 .34        .53        .33       .49
     Diluted                               .33        .52        .32       .48

                          [17]

                        CONSOLIDATED BALANCE SHEET




  (in thousands, except share data)                         April 30
                                                 ------------------------------
                                                     1999              1998
                                                 ------------      ------------
  ASSETS

  Current Assets
    Cash and cash equivalents                      $ 14,165           $ 23,925
    Customer receivables                             38,925             27,365
    Inventories                                      18,008             11,884
    Prepaid expenses and other                        1,487              1,403
    Deferred income taxes                             1,936                997
                                                 ------------      ------------
       TOTAL CURRENT ASSETS                          74,521             65,574


  Property, Plant and Equipment                      53,739             34,522
  Promotional Displays                                8,824              4,921
  Other Assets                                        1,235                683
  Intangible Pension Assets                           1,303                781
  Goodwill                                              987                 --
                                                 ------------      ------------
                                                   $140,609           $106,481



  LIABILITIES AND STOCKHOLDERS' EQUITY

  Current Liabilities
    Accounts payable                               $ 18,919           $ 12,414
    Accrued compensation and related expenses        17,183             13,211
    Current maturities of long-term debt              1,974              2,001
    Accrued marketing expenses                        3,031              3,549
    Other accrued expenses                            3,928              3,032
                                                 ------------      ------------
       TOTAL CURRENT LIABILITIES                     45,035             34,207


  Long-Term Debt, less current maturities            11,435              8,717
  Deferred Income Taxes                               3,373              2,397
  Long-Term Pension Liabilities                       2,429              2,023
  Commitments and Contingencies                          --                 --


  Stockholders' Equity
    Preferred Stock, $1.00 par value; 2,000,000
       shares authorized, none issued
    Common Stock, no par value; 20,000,000 shares
       authorized; issued and outstanding shares:
       7,916,135 -- 1999; 7,800,886 -- 1998          21,575             18,704
    Retained earnings                                56,762             40,433
                                                 ------------      ------------
       TOTAL STOCKHOLDERS' EQUITY                    78,337             59,137
                                                 ------------      ------------
                                                   $140,609           $106,481
                                                 ------------      ------------
  See notes to consolidated financial statements


                          [18]

 CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS



                                               Years Ended April 30
                                       -----------------------------------
(in thousands, except share data)        1999          1998         1997
                                       ----------    ---------    --------

Net sales                               $ 327,013    $ 241,677    $219,402
Cost of sales and distribution            233,414      168,452     158,356
                                       ----------    ---------    --------
  GROSS PROFIT                             93,599       73,225      61,046


Selling and marketing expenses             49,122       37,189      30,678
General and administrative expenses        16,566       14,708      12,762
                                       ----------    ---------    --------
  OPERATING INCOME                         27,911       21,328      17,606


Interest expense                              363          795         915
Promotional displays and other income        (999)        (755)       (423)
                                       ----------    ---------    --------
  INCOME BEFORE INCOME TAXES               28,547       21,288      17,114


Provision for income taxes                 11,038        8,257       6,566
                                       ----------    ---------    --------

  NET INCOME                               17,509       13,031      10,548


  RETAINED EARNINGS, BEGINNING OF YEAR     40,433       28,255      18,168


Cash dividends                             (1,180)        (853)       (461)
                                       ----------    ---------    --------

  RETAINED EARNINGS, END OF YEAR        $  56,762     $ 40,433   $  28,255
                                       ----------    ---------    --------


SHARE INFORMATION


Earnings per share
     Basic                              $    2.23    $    1.68   $    1.37
     Diluted                            $    2.18    $    1.65   $    1.35

Cash dividends per share                $     .15    $     .11   $     .06
                                       ----------    ---------    --------

See notes to consolidated financial statements


                          [19]

                  CONSOLIDATED STATEMENT OF CASH FLOWS



                                              Years Ended April 30
                                         --------------------------------
(in thousands)                              1999        1998       1997
                                         --------    ---------   -------
OPERATING ACTIVITIES
  Net income                             $ 17,509    $  13,031   $10,548
  Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Provision for depreciation and
      amortization                          9,690        7,759     7,810
    Net (gain) loss on disposal of
      property, plant and equipment           (17)         122       220
    Deferred income taxes                      79         (208)     (645)
    Other non-cash items                    1,436          568     1,432
    Changes in operating assets and
      liabilities:
          Customer receivables            (10,807)      (7,340)   (1,891)
          Inventories                      (5,532)      (1,653)     (384)
     Other assets                          (8,645)      (4,183)   (2,995)
          Accounts payable                  5,648        3,102     1,661
          Accrued compensation and
             related expenses               3,542        2,031     2,706
          Other                              (429)       3,115    (1,058)
                                         --------    ---------   -------
        NET CASH PROVIDED BY OPERATING
        ACTIVITIES                         12,474       16,344    17,404


INVESTING ACTIVITIES
  Payments to acquire property, plant
    and equipment                         (21,691)      (7,304)   (4,537)
  Proceeds from sales of property,
    plant and equipment                        39           67        85
                                         --------    ---------   -------
        NET CASH USED BY INVESTING
        ACTIVITIES                        (21,652)      (7,237)   (4,452)


FINANCING ACTIVITIES
  Payment of loans                         (1,119)          --        --
  Payments of long-term debt               (3,790)      (2,230)   (2,719)
  Proceeds from long-term borrowings        5,000           --        --
  Common Stock issued through stock
    option plans                              507          562       366
  Dividends paid                           (1,180)        (853)     (461)
                                         --------    ---------   -------
        NET CASH USED BY FINANCING
        ACTIVITIES                           (582)      (2,521)   (2,814)
                                         --------    ---------   -------

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                           (9,760)       6,586    10,138

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR                          23,925       17,339     7,201
                                         --------    ---------   -------

CASH AND CASH EQUIVALENTS, END OF YEAR   $ 14,165    $  23,925 $  17,339


See notes to consolidated financial statements

                          [20]

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

 The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company's products are sold on a national basis through a network of independent distributors and directly to home centers, major builders and home manufacturers.
 The following is a description of the more significant accounting policies of the Company.
 PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.
 REVENUE RECOGNITION: Revenue is recognized as shipments are made to the customer. Revenue is based on invoice price less allowances for sales returns and cash discounts.
 ADVERTISING COSTS: Advertising costs are expensed in the fiscal year incurred.
 CASH AND CASH EQUIVALENTS: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximates cost). The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.
 INVENTORIES: Inventories are stated at lower of cost or market. Inventory costs were determined principally by the last-in, first-out (LIFO) method.
 The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.
 PROMOTIONAL DISPLAYS: The Company's investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over the estimated period of benefit (approximately 30 months).

                          [21]

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost less an allowance for depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, which range from fifteen to thirty years for buildings and improvements and three to ten years for furniture and equipment. Assets under capital lease, buildings and leasehold improvements are amortized over the shorter of their estimated useful lives or term of the related lease.
 FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of the Company's cash and cash equivalents, customer receivables, accounts payable and long-term debt approximate fair value.
 PER SHARE INFORMATION: Basic and diluted earnings per share is calculated in accordance with SFAS No. 128, "Earnings Per Share". All earning per share amounts for all periods have been presented and, where appropriate, restated to the SFAS No. 128 requirements.
 STOCK_BASED COMPENSATION: As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. (See Note F to the Consolidated Financial Statements.)
 NEW ACCOUNTING RULES: As of May 1, 1998, the Company adopted the Financial Accounting Standards Board's (FASB) Statement No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments by or distributions to stockholders. The Company currently has no material components of comprehensive income which would result in comprehensive income differing from net income.
  In fiscal 1999, the Company adopted the Financial Accounting Standards Board's (FASB) Statement No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits. Statement No. 132 standardizes and improves disclosure requirements for pensions and other postretirement benefits. (See Note G to the Consolidated Financial Statements.)
 In June 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires qualifying computer software costs incurred in connection with obtaining or developing software for internal use to be capitalized. The Company currently capitalizes the costs of purchased software and expenses the costs of internally developed software. The Company plans to adopt the SOP as of May 1, 1999 on a prospective basis when it becomes effective. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.
 In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 establishes new accounting and reporting standards for derivative instruments and hedging activities. The Company must adopt this statement by May 1, 2001. The adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.
 USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
 Reclassifications: Certain prior years' amounts have been reclassified to conform to the current year's presentation.

                          [22]

NOTE B -- CUSTOMER RECEIVABLES

 The components of customer receivables were:
                                        April 30
                                  -------------------
(in thousands)                      1999       1998
                                  -------    --------
Gross customer receivables        $41,488     $29,122
Less:
  Allowance for bad debt             (422)       (123)
  Allowance for returns
    and discounts                  (2,141)     (1,634)
                                  -------    --------

Net customer receivables          $38,925     $27,365
                                  -------    --------

NOTE C -- INVENTORIES

 The components of inventories were:

                                        April 30
                                  -------------------
(in thousands)                      1999       1998
                                  -------   --------
Raw materials                     $ 9,433    $ 7,052
Work-in-process                    14,409     10,678
Finished goods                      1,069      1,138
                                  -------   --------
Total FIFO inventories             24,911     18,868

Reserve to adjust
 inventories to LIFO value         (6,903)    (6,984)
                                  -------    -------
Total inventories                 $18,008    $11,884

Inventories determined using the LIFO inventory method were $17,232 at the end of 1999 (1998 - $11,884). Inventories
determined using the FIFO inventory method were $776 at the end of 1999 (1998 - $0).

Note D -- PROPERTY, PLANT AND EQUIPMENT

 The components of property, plant and equipment were:

                                        April 30
                                  -------------------
(in thousands)                      1999       1998
                                  -------   --------
Land                              $ 1,387    $   876
Buildings and improvements         24,176     18,766
Buildings and improvements -
 capital leases                     8,050      6,550
Machinery and equipment            66,146     51,394
Machinery and equipment -
 capital leases                       129        136
Construction in progress            3,916      2,984
                                  -------   --------
                                  103,804     80,706

Less allowance for depreciation   (50,065)   (46,184)
                                  -------   --------
Total                             $53,739    $34,522
                                  -------   --------


  Depreciation expense amounted to $5,184, $4,845, and $5,168 in fiscal 1999, 1998, and 1997, respectively.


NOTE E -- LOANS PAYABLE AND LONG-TERM DEBT

 Maturities of long-term debt are as follows:

                                             Years Ending April 30
                     ----------------------------------------------------------
                                                            2005 and  Total
                                                            There-    Out-
(in thousands)        2000    2001    2002    2003    2004    after    standing
                     ---------------------------------------------------------
Notes payable      $  665  $  542  $  795  $  547  $  549   $  261     $ 3,359

Industrial revenue
   bonds              750     750     925   2,500      --       --       4,925

Capital lease
   obligations        559     583     598     608     640    2,137       5,125
                     ----------------------------------------------------------
Total              $1,974  $1,875  $2,318  $3,655  $1,189   $2,398     $13,409

Less current maturities                                                 (1,974)
                                                                         -----
Total long-term debt                                                   $11,435
                                                                         -----

                          [23]

 The Company's primary loan agreement
provides for a $12 million revolving credit facility. Borrowings under the revolving credit facility include various variable interest rate options including the prime rate, LIBOR, and variable rates tied to the Federal Funds rate and money market interest rates.
 The revolving credit facility is used by the Company as a working capital account. As such, borrowings and repayments may routinely occur on a daily basis. There was a single four-day, borrowing of $500,000 due to a timing issue between the maturity date of a short-term cash investment and larger cash demands than expected. There was no activity through the revolving credit facility during fiscal 1998.
 The Company employs straight-forward interest rate swap agreements to assist in maintaining a balance between fixed and variable interest rates on outstanding debt. Any deferred gain or loss associated with the swap agreements is accounted for over the life of the swaps at the fixed rate stipulated in the executed agreements. On April 30, 1999, these amounts were immaterial. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type instruments.
 At April 30, 1999, term loans of $3.4 million were outstanding. The term loans bore a variable interest rate of approximately 5.8% on April 30, 1999.
 On April 30, 1999, the Company had $4.9 million outstanding in industrial revenue bonds, maturing at various dates through 2003. Due to an interest rate swap agreement, a fixed rate of approximately 5.0% applies to $4.0 million through December 1, 2002. The variable rate that would have applied if the rate swap had not occurred was 4.2% on April 30, 1999. On $925,000 of outstanding bonds, the variable interest rate was 4.2% on April 30, 1999.
 Substantially all of the industrial revenue bonds are redeemable at the option of the bondholder. The Company has irrevocable arrangements to refinance these bonds on a long-term basis in the event they are redeemed.
 Interest rates on the Company's capital lease obligations were approximately 5.4% on April 30, 1999, with these obligations maturing through 2008.
 The Company's loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. A portion of the assets of the Company are pledged as collateral under the industrial revenue bond agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 1999.
 Interest paid was $923,000, $810,000, and $989,000 during
fiscal 1999, 1998, and 1997, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

NOTE F -- STOCKHOLDERS' EQUITY

COMMON STOCK
 Transactions affecting Common Stock were as follows:

                                Shares      Amount
                           Outstanding  (in thousands)
                           -----------   -----------
Balance at April 30, 1996    7,608,761    $   17,677
Stock options exercised        113,895           366
                           -----------   -----------
Balance at April 30, 1997    7,722,656    $   18,043
Stock options exercised         65,908           408
Stock issued to AWSOP           12,322           253
                           -----------   -----------
Balance at April 30, 1998    7,800,886    $   18,704
Stock options exercised         37,346           507
Stock issued to AWSOP           29,969           897
Stock issued for Knapp
 Acquisition                    47,934         1,467
                           -----------   -----------
Balance at April 30, 1999    7,916,135    $   21,575
                           -----------   -----------
                          [24]

EMPLOYEE STOCK OWNERSHIP PLAN
 In fiscal 1990, the Company instituted the American Woodmark Stock Ownership Plan (AWSOP). Under this plan, all employees over the age of 18 who have been employed by the Company for a minimum of one year are eligible to receive Company stock through a profit sharing contribution and a 401(k) matching contribution based upon the employee's contribution to the plan.
 Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $526,000, $392,000 and $317,000, in fiscal 1999, 1998, and 1997, respectively.
 The Company matches 401(k) contributions in the amount of 50% of an employee's contribution to the plan up to 3% of base salary for an effective maximum Company contribution of 1.5%. The expense for 401(k) matching contributions for this plan was $623,000, $594,000 and $619,000 in fiscal
1999, 1998, and 1997, respectively.

STOCK OPTIONS
 In August 1996, stockholders approved a stock option plan for key employees of the Company. Under the plan, up to 750,000 shares of Common Stock may be granted as options, with the term of options granted not exceeding ten years. Options granted are subject to vesting conditions and other requirements prescribed by a participant's stock option agreement. Options vest over 3 years on a straight-line basis.
 In August 1995 stockholders approved a stock option plan for non-employee directors. Under the new 1995 plan, up to 30,000 shares of Common Stock may be granted as options, with each non-employee director receiving an option to purchase 1,000 shares on the anniversary date of the plan. Outstanding options under the plan are exercisable in annual cumulative increments of 33.33% beginning one year after the date of grant and must be exercised within twelve months after cumulative increments equal 100%, at which time options expire.
 The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans.
 For the years ended April 30, 1999, 1998 and 1997, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model.
 For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

(in thousands)             1999       1998       1997
                         -------    -------    -------
Pro forma net income     $16,573    $12,499    $10,435
Pro forma earnings
  per share:
    Basic                 $2.11       $1.61      $1.36
    Diluted                2.04        1.59       1.35

 To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include a dividend yield of .8% and the following:

                             1999       1998       1997
                            -------    -------    -------
Expected Volatility           0.479      0.465      0.489
Risk-free interest rates      5.50%      5.50%      6.55%
Expected life in years          5.5        5.9        6.5
Weighted-average fair
 value per share             $14.07      $7.94      $4.08


                          [25]

The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

                            1999      1998     1997
                           -------   -------   -------
Outstanding at beginning
  of year                  480,351   312,000   252,919
Granted                    137,100   238,650   206,600
Exercised                  (39,050)  (66,998) (113,895)
Expired or cancelled        (3,150)   (3,301)  (33,624)
                           -------   -------   -------
Outstanding at April 30    575,251   480,351   312,000
                           -------   -------   -------
Exercisable at April 30    216,202    88,235    64,867
                           -------   -------   -------
Available for future
  issuance at April 30     202,429   335,875   570,734
                           -------   -------   -------

Weighted average exercise
  prices (in dollars):
Outstanding at beginning
  of year                 $11.71    $ 6.62       $4.01
Granted                    29.57     16.46        7.70
Exercised                   8.29      4.97        3.22
Expired or cancelled       10.13     10.36        5.19
Outstanding at April 30    21.27     11.71        6.62
Exercisable at April 30    10.06      6.67        4.61


 The following table summarizes information about stock options outstanding at April 30, 1999 [remaining lives (in years) and exercise prices are weighted-averages]:

                        Options Outstanding    Options Exercisable
                       ---------------------    -------------------
 Option Price           Remaining  Exercise              Exercise
  per Share    Options    Life      Price      Options    Price
-------------  --------   ----     ------      -------   -------
$ 4.38-$ 5.50    73,967     3.7    $ 4.80      63,968     $4.72
$ 6.50-$ 7.50    87,033     7.3    $ 6.52      50,233     $6.53
$ 9.25-$14.44    66,500     7.9    $12.58      35,517    $12.26
$15.56-$18.94   210,651     8.1    $16.66      66,484    $16.67
$29.56-$29.84   137,100     9.1    $29.57          --        --
-------------  --------   ----     ------      -------   -------
$ 4.38-$29.84   575,251     7.6    $16.20     216,202    $10.06



EARNINGS PER SHARE
 The following table summarizes the computations of basic and diluted earnings per share:

(in thousands,                   Years ended April 30,
                            ---------------------------------
except per share data)       1999          1998        1997
                            ------       -------      -------
Numerator used in basic
  and diluted earnings
  per common share:
    Net income              $17,509      $13,031      $10,548
                            ------       -------      -------
Denominator:
  Denominator for basic
    earnings per common
    share-weighted
    average shares            7,856        7,753        7,673
  Effect of dilutive
    securities:
    Stock options               191          155          124
                            ------       -------      -------
Denominator for diluted
  earnings per common
  share--weighted average
  shares and assumed
  conversions                 8,047        7,908        7,797
                            ------       -------      -------
Earnings per
  common share, basic         $2.23        $1.68        $1.37
Earnings per
  common share, diluted       $2.18        $1.65        $1.35
                            ------       -------      -------

KNAPP ACQUISITION
 On December 2, 1998, the Company acquired Knapp Woodworking, Inc. in exchange for cash and American Woodmark Corporation stock. As part of the transaction American Woodmark Corporation assumed the Knapp loans payable of $1.1 million and long-term debt of $1.7 million. Subsequent to the date of acquisition, the Company paid off the loans payable balance, repaid $487,000 of the long-term debt and refinanced $1.2 million of the long-term debt.

                          [26]

NOTE G - PENSION BENEFITS

 The following information is disclosed in accordance with the requirements of Statement of Financial Accounting
Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which the Company adopted in 1999.


                              Pension Benefits
                           ----------------------
                              1999        1998
                           ---------    ---------
(in thousands)
CHANGE IN BENEFIT
 OBLIGATION
Benefit obligation at
 beginning of year           $21,506    $16,542
Service cost                   1,137        868
Interest cost                  1,544      1,309
Amendments                       188        136
Actuarial losses                 871      3,106
Benefits paid                   (512)      (455)
                           ---------    ---------
Benefit obligation at
 end of year                 $24,734    $21,506

CHANGE IN PLAN ASSETS
Fair value of plan assets
 at beginning of year        $19,782    $15,067
Actual return on plan
 assets                          818      3,441
Company contributions          1,538      1,729
Benefits paid                   (512)      (455)
                           ---------    ---------
Fair value of plan assets
 at end of year              $21,626    $19,782
                           ---------    ---------
Funded status of
 the plans                   $(3,108)   $(1,724)
Unamortized prior service
  cost                           678        579
Unrecognized net
 actuarial loss (gain)         1,193       (458)
Unrecognized net transition
 obligation                      164        247
                           ---------    ---------
Accrued benefit cost         $(1,073)   $(1,356)


AMOUNTS RECOGNIZED
  IN THE CONSOLIDATED
  BALANCE SHEET
Prepaid benefit cost         $   993    $   601
Accrued benefit liability     (3,369)   $(2,738)
Intangible asset               1,303        781
                           ---------    ---------
Net amount recognized        $(1,073)   $(1,356)
                           ---------    ---------

ASSUMPTIONS AS OF
  APRIL 30
Discount rate                   7.25%     7.25%
Expected return on
 plan assets                     8.0%      8.0%
Rate of compensation
 increase                        4.0%      4.0%



 Amounts applicable to the Company's pension plan with accumulated benefit obligations in excess of plan assets are as follows:
                                      1999       1998
                                    ---------  ---------
Projected benefit obligation          $ 8,481    $ 7,525
Accumulated benefit obligation          8,481      7,525
Fair Value of plan assets             $ 8,171    $ 7,345


                               Pension Benefits
                        -------------------------------
                          1999       1998       1997
                        -------    -------      -------
Components of Net
 Periodic Benefit Cost
Service cost            $ 1,137    $   868      $   767
Interest cost             1,544      1,309        1,142
Expected return
 on plan assets          (1,598)    (1,219)      (1,067)
Amortization of the
 Unrecognized Transition
 Obligation                  82         82           82
Amortization of prior
 service cost                90         78           58
Recognized net
 Actuarial gain              --        (37)         (65)
                        -------    -------      -------
Benefit cost            $ 1,255    $ 1,081       $  917


                          [27]

NOTE H -- INCOME TAXES

 The provision for income taxes was comprised of the following:

                              Years Ended April 30
                           -----------------------------
(in thousands)               1999       1998       1997
                           -------    -------    -------
Current
  Federal                  $ 9,451    $ 7,076    $ 6,307
  State                      1,508      1,389        904
                           -------    -------    -------
  Total current             10,959      8,465      7,211

Deferred (Benefit)
  Federal                       87       (178)      (546)
  State                         (8)       (30)       (99)
                           -------    -------    -------
  Total deferred                79       (208)      (645)

Total provision            $11,038    $ 8,257    $ 6,566

 The Company's effective income tax rate varied from the federal statutory rate as follows:

                             Years Ended April 30
                             --------------------
                              1999   1998   1997
                              ----   ----   ----
Federal statutory rate         35%    35%    35%
State income taxes,
  net of federal tax effect     4      4      3
                              ----   ----   ----
Effective income tax rate      39%    39%    38%

 Income taxes paid were $10,944,000, $7,619,000, and
$8,199,000 for fiscal years 1999, 1998, and 1997,
respectively.
 The significant components of deferred tax assets and liabilities were as follows:

                                April 30
                             --------------
(in thousands)                1999    1998
                             ------  ------
DEFERRED TAX ASSETS
 Accounts receivable         $  922  $  578
 Employee benefits              524     696
 Product liability              795     375
 Net operating loss             305      --
 Other                          224      89
                            -------  ------
 Total                        2,770   1,738

DEFERRED TAX LIABILITIES
 Depreciation                 3,311   2,330
 Inventory                      573     607
 Other                          323     201
                            -------  ------
 Total                        4,207   3,138


Net deferred tax liability   $1,437  $1,400
                             ------  ------

                          [28]

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

LEASE AGREEMENTS
 The Company leases seven office buildings, a manufacturing building, five service centers and certain equipment. Total rental expenses amounted to approximately $4,699,000, $3,835,000, and $3,428,000 in fiscal 1999, 1998, and 1997, respectively.

 Minimum rental commitments as of April 30, 1999, under noncancelable leases are as follows:

(in thousands)
Fiscal Year           Operating        Capital
--------------        ---------        -------
2000                   $2,340         $   828
2001                    1,153             821
2002                      674             803
2003                      145             780
2004                      111             780
2005 (and thereafter)       0           2,341
                       -------         -------
                       $4,423         $ 6,353
                       -------
Less amounts representing interest     (1,228)
                                       -------
Total obligation under capital leases   5,125
                                       -------


RELATED PARTIES
 During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The initial lease term has two remaining years with two five-year renewal periods available at the Company's option. Under this agreement, rental expense was $386,000, $383,000, and $377,000 in fiscal 1999, 1998, and
1997, respectively. Rent during the remaining base term of approximately $390,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

                          [29]

NOTE J -- OTHER INFORMATION
 Credit is extended based on an evaluation of the customer's financial condition and generally collateral is not required. The Company's customers operate in the construction and remodeling markets. At April 30, 1999, the Company's three largest customers, Customers A, B and C, represented 5.1%, 27.6% and 9.8% of the Company's customer receivables, respectively.

 The following table summarizes the percentage of sales to the Company's three largest customers for the last three fiscal years:

                 Percent of Annual Sales
                 ------------------------
                  1999     1998     1997
                  ----     ----     ----
Customer A         5.9      8.5      9.9
Customer B        34.1     30.4     25.7
Customer C        13.5     13.0     11.9

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

                          [30]

                         MANAGEMENT'S REPORT
   The accompanying consolidated financial statements are the responsibility of and have been prepared by the management of American Woodmark. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgements. Financial information throughout this annual report is consistent with the consolidated financial statements.
  The Company maintains a system of internal accounting controls designed to provide reasonable assurance that transactions are properly recorded, that policies and procedures are adhered to and that assets are adequately safeguarded. The system of internal controls is supported by written policies and guidelines, an organizational structure designed to ensure appropriate segregation of responsibilities and selection and training of qualified personnel.
  To ensure that the system of internal controls operates effectively, management and the internal audit staff review and monitor internal controls on an ongoing basis. In addition, as part of the audit of the consolidated financial statements, the Company's independent auditors evaluate selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be performed. The Company believes its system of internal controls is adequate to accomplish the intended objectives, and continues its efforts to further improve those controls.


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

                          [31]

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


Stockholders and Board of Directors
American Woodmark Corporation

  We have audited the accompanying consolidated balance sheets of American Woodmark Corporation as of April 30, 1999 and 1998, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Woodmark Corporation at April 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles.




/s/ ERNST & YOUNG LLP
Baltimore, Maryland
June 9, 1999

                          [32]

         DIRECTORS AND
       EXECUTIVE OFFICERS



James J. Gosa
Director; President and
Chief Executive Officer


David L. Blount
Senior Vice President, Manufacturing


Kent B. Guichard
Director; Senior Vice President, Finance and Chief Financial
Officer; Corporate Secretary


Philip S. Walter
Senior Vice President and General Manager,
New Business Development


Ian J. Sole
Senior Vice President, Sales and Marketing


William F. Brandt, Jr.
Chairman of the Board


Daniel T. Carroll
Director; Chairman
The Carroll Group
A Management Consulting Firm


Martha M. Dally
Director; Executive Vice President-Personal Products
Sara Lee Corporation


Fred S. Grunewald
Director; Chairman, Chief Executive Officer and President
Reliant Building Products, Inc.


C. Anthony Wainwright
Director; Vice Chairman
McKinney & Silver
An Advertising Agency


CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders of American Woodmark
Corporation will be held on August 24, 1999, at 9:00 a.m. at Piper's at Creekside in Winchester, Virginia.

FPRM ON 10-K REPORT
A copy of the Form 10-K for the year ended April 30, 1999, may be obtained by writing:

  Kent Guichard
  Senior Vice President, Finance and
  Chief Financial Officer
  American Woodmark Corporation
  PO Box 1980
  Winchester, VA  22604-8090

CORPORATE HEADQUARTERS

American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA  22601-4208
(540) 665-9100

MAILING ADDRESS

PO Box 1980
Winchester, VA  22604-8090

TRANSFER AGENT

American Stock Transfer & Trust Company
(800) 937-5449


American Woodmarkr
Timberlaker
Gettysburg

are trademarks of American Woodmark Corporation.

c1999 American Woodmark Corporationr
Printed in U.S.A.

                          [33]

     Appendix to Exhibit 13

Front cover  Corporate Logo,  Picture
Picture shows a kitchen cabinetry scene in a picture frame
Caption:  Annual Shareholders Report 1999

Table of Contents, Picture
Picture shows a kitchen cabinetry scene in a picture frame

Page 3  Picture
Shows James J. Gosa (President and Chief Executive Officer)

Page 6 Picture
Picture shows a kitchen cabinetry scene in a picture frame

Page 7  Picture
Picture shows two different kitchen cabinetry scenes in picture frames
Caption: American Woodmark brand cabinetry is sold through the nation's leading home center outlets, including The Home
Depot and Lowe's

Page 8 Picture
Picture shows two different kitchen cabinetry scenes in picture frames
Caption:  Timberlake Cabinet Company - Introduced in 1990,
Timberlake brand cabinetry is sold through the Company's builder direct center and through a network of distributors and dealers throughout the United States and Canada

Page 9  Picture
Picture shows a kitchen cabinetry scene in a frame

Back cover  Logo, Address, Phone Number, Fax Number
Corporate logo
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA  22601-4208
(540) 665-9100
(540) 665-9176 Fax