Form 10-K, Exhibit 13
period 2000-04-30
AMERICAN WOODMARK CORP
filed 2000-07-21
CIK 794619

Exhibit 13

MISSION STATEMENT

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

Table of Contents

Company Profile 1

Market Information 1

Financial Highlights 1

Letter from the President 2

Five Year Selected Financial Information 5

Investing in the Future 6

Management's Discussion and Analysis 9

Consolidated Financial Statements 17

Notes to Consolidated Financial Statements 20

Management's Report 28

Report of Independent Auditors 29

Board of Directors and Executive Officers 30

Corporate Information 32

COMPANY PROFILE

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates ten manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Minnesota, Virginia, and West Virginia and five service centers across the country.

American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July, 1986.

The Company offers approximately 110 cabinet lines in a wide variety of designs, materials and finishes. Our products are sold across the United States through a network of independent distributors and directly to home centers, major builders and home manufacturers. Approximately 70% of our sales during fiscal year 2000 were to the remodeling market and 30% to the new home market.

The Company is one of the five largest manufacturers of kitchen cabinets in the United States.

MARKET INFORMATION

American Woodmark Corporation Common Stock, no par value, is quoted on The Nasdaq Stock Market under the "AMWD" symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:
MARKET INFORMATION:
	Market Price High Low		Dividends Declared
(in dollars)
FISCAL 2000
First quarter	$39.50	$31.94	$0.04
Second quarter	33.50	18.75	0.05
Third quarter	25.00	16.07	0.05
Fourth quarter	24.50	14.13	0.05

FISCAL 1999
First quarter	32.75	24.25	0.03
Second quarter	30.44	21.19	0.04
Third quarter	44.00	25.25	0.04
Fourth quarter	42.00	29.00	0.04

As of June 13, 2000, there were approximately 6,000 shareholders of the Company's Common Stock. Included are approximately 64% of the Company's employees who are shareholders through the American Woodmark Stock Ownership Plan.

FINANCIAL HIGHLIGHTS
(in thousands, except share data)		Fiscal Years Ended April 30
	2000	1999	1998
OPERATIONS
Net sales	$387,301	$327,013	$241,677
Operating income	24,661	27,911	21,328
Income before income taxes	24,555	28,547	21,288
Net income	14,467	17,509	13,031
Earnings per share
Basic	$1.82	$2.23	$1.68
Diluted	1.79	2.18	1.65
Average shares outstanding
Basic	7,960	7,856	7,753
Diluted	8,095	8,047	7,908

FINANCIAL POSITION
Working capital	$22,051	$29,486	$31,367
Total assets	166,656	140,609	106,481
Long-term debt	22,009	11,435	8,717
Shareholders' equity	92,612	78,337	59,137
Long-term debt to equity ratio	24%	15%	15%

To Our Shareholders:

Fiscal 2000 was a year of mixed blessings and results for American Woodmark. Demand for our products continued to be exceptionally strong as we gained market share for the fourth consecutive year. The hyper-growth experienced during much of fiscal 1999 and early fiscal 2000 resulted in an overheating of the Company by the second quarter of the year. The constant pressure to both service incoming demand and implement our capital expansion plan took its toll on short-tem financial performance, especially during the middle two quarters of the year. Net income per diluted share for the full year declined 18% to $1.79.

Our share price, due in large part to the decline in performance, dropped approximately 50% to $18.00 per share. Compounding the downward pressure on our stock was growing concern in the investment community over interest rates. By the end of our fiscal year, building materials stocks were generally out of favor on Wall Street and many, if not most, had experienced significant declines in their share price. To the extent that our price decline was attributable to Company performance, the results are unacceptable. Our management team and all our employees are committed to restoring the Company to acceptable levels of performance. To the extent that our price decline was due to short-term sector devaluation by Wall Street, we remain convinced that real value will be recognized over time by investors. As we continue to build intrinsic value in our Company, we believe the individual investing for the long-term will be rewarded with a superior return.

In fiscal 1999, the Company generated quarterly sales growth of 30%, 27%, 46% and 39% in the first through fourth quarters, respectively. Fiscal 2000 began much like fiscal 1999 ended with net sales growth of almost 30% in the first quarter. During the second quarter it became clear that demand for the Company's products would, left alone, continue to increase at a rate significantly above that experienced by the industry. Net sales increased 25% in the second quarter, approaching $100 million for the first time.

By the fall of 1999, we decided that the Company needed to take aggressive action to rebalance our operations. The continuing effects of hyper-growth were creating an environment of unstable and unsustainable operating performance. In November, we restated our commitment to the capital expansion program and announced our intention to dampen short-term demand for the Company's products by exiting lower margin, non-strategic channels of distribution.

These initiatives had an immediate impact on the Company. Overall net sales growth dropped to 13% in the third quarter as continued high growth with our strategic partners was partially offset by the exit from non-strategic markets. Additional capacity was brought on-line according to plan. By the end of the third quarter, the Company was operating below 100% of practical capacity for the first time in almost two years. While the Company had established enough raw capacity to service demand at the end of January, our efficiencies in operating this capacity lagged behind due to the combination of the learning curve for hundreds of new employees and the need to refine our material flows to and from the additional facilities. Gross margins declined to a low of 24% during the third fiscal quarter.

By the fourth quarter, the overall growth rate had dropped to slightly under 10%. The growth rate with our strategic partners remained over 20%. Partially offsetting this growth was our exit from certain non-strategic lines such as the Flat Pack ® product designed for pre-fabricated OEM home construction. In addition, the bankruptcy and eventual liquidation of Hechinger provided some temporary relief in total year-over-year demand growth. The capital project load declined as we completed many of the heavy investments and our manufacturing operations began to focus on operating efficiencies. Gross margins improved to 27% for the quarter.

As we begin fiscal 2001, the Company is well positioned to take advantage of our superior market position. Our relationships with our strategic partners are extremely strong and continue to offer opportunities for profitable growth. During 1999, American Woodmark was named Vendor of the Year by The Home Depot for the second consecutive year. Our products are proudly offered in almost 1,000 Home Depot outlets. In addition, American Woodmark has been invited to participate as a major vendor in the roll-out of the exclusive line of Thomasville® cabinets to be introduced at The Home Depot in the fall of 2000. We are extremely excited about our many new projects at Lowe's, especially our exclusive line of Shenandoah ™ brand cabinets. American Woodmark products are prominently displayed in over 600 Lowe's home improvement stores. We remain committed to supporting the tremendous growth of these strategic partners through new products and innovative service programs.

Our Timberlake® line continues to generate opportunities in the new construction markets. Our direct service operations, especially across the sunbelt, have become invaluable to our strategic partners who are the leading home builders in the United States. Distributors, especially in many northern markets, recognize the value of the Timberlake program in support of their efforts to provide superior products and services. Over the past few years, we have experienced success in signing on new distributors in markets with little or no Timberlake representation.

After spending $60 million over the past two years to almost double capacity, our project load going forward will be at a much more manageable pace. More importantly, the majority of our facilities have completed their long-term site development and will not experience significant expansions or disruptions as we move forward. Hiring activity is at a more manageable level with anticipated annual target growth of 15% to 20%. Capital projects have been reduced to a more reasonable schedule with a balance between capacity expansion, cost reduction and maintenance expenditures. The concentration of major capital expansion to the few, relatively new facilities will enable our core plants to focus on additional efficiencies. By the beginning of the first quarter of fiscal 2001, many of our core facilities were operating at or near record productivity.

As we begin a new fiscal year, we are optimistic that the combination of managed growth and a more balanced capital expansion plan will return the Company to consistent improvement in period-over-period earnings. We have built a financially sound company with superior strategic partners. We are confident that we will continue to grow as an organization and that we will continue to prosper.

I would like to offer my special appreciation to our growing family of men and women that work at American Woodmark. Our employees are the most dedicated and resourceful individuals with whom I have worked in my career. It is during challenging periods like the year just ended that our commitment to our core values and our Vision is truly tested. While our financial performance in fiscal 2000 did not meet our expectations, we accomplished much to position ourselves for sound growth and consistent earnings performance in the years ahead. I am proud of the way that each of our almost 3,400 employees has stepped forward and helped us build an even stronger American Woodmark.

During the year, we added Albert Prillaman and Kent Hussey to our Board of Directors. Albert is Chairman, Chief Executive Officer and President of Stanley Furniture. Kent is President and Chief Operating Officer of Rayovac Corporation. Both Albert and Kent have already made significant contributions to the Board and I look forward to even greater contributions from these gentlemen as we move forward.

I look forward to reporting on our progress through fiscal 2001. Thank you for your continuing support of American Woodmark.

James J. Gosa
President and Chief Executive Officer

FIVE YEAR SELECTED FINANCIAL INFORMATION

Fiscal Years Ended April 30

	2000	1999	1998	1997	1996
FINANCIAL STATEMENT DATA
(in millions, except share data)
Net sales	$387.3	$327.0	$241.7	$219.4	$196.2
Income before income taxes	24.6	28.5	21.3	17.1	6.2
Net income	14.5	17.5	13.0	10.5	3.8
Earnings per share
Basic	1.82	2.23	1.68	1.37	.51
Diluted	1.79	2.18	1.65	1.35	.50
Depreciateion and amortization expense	14.7	9.7	7.8	7.8	7.8
Total assets	166.7	140.6	106.5	87.2	76.3
Long-term debt	22.0	11.4	8.7	10.6	12.9
Shareholders' equity	92.6	78.3	59.1	46.3	35.8
Cash dividends declared per share	0.19	0.15	0.11	0.06	--
Average shares outstanding
Basic	8.0	7.9	7.8	7.7	7.6
Diluted	8.1	8.0	7.9	7.8	7.6

PERCENT OF SALES
Gross profit	26.2%	28.6%	30.3%	27.8%	21.5%
Sales, general & administrative expenses	19.4	20.1	21.5	19.8	17.8
Income before income taxes	6.3	8.7	8.8	7.8	3.2
Net income	3.7	5.4	5.4	4.8	2.0

RATIO ANALYSIS
Current ratio	1.5	1.7	1.9	1.9	1.7
Inventory turnover(1)	14.0	15.6	15.1	15.3	11.9
Percentage of capital (long-term debt plus equity):
Long-term debt	19.2%	12.7%	12.8%	18.7%	26.4%
Equity	80.8	87.3	87.2	81.3	73.6
Return on equity (average %)	16.9	25.5	24.7	25.7	11.4
Collection period--days(2)	37.9	39.4	37.2	36.1	36.9

(1) Based on average of beginning and ending inventory.

(2) Based on ratio of monthly average customer receivables to average sales per day.

Investing in the Future

Since the inception of our current six-year Vision in 1995, we have successfully worked to position American Woodmark as a growth Company in our industry.

As we approach the end of this Vision, we have established a position as the leading supplier of stock cabinetry to the home center industry. A wide variety of styles, colors and features are proudly offered under the American Woodmark brand at over 1,000 Home Depot outlets. American Woodmark products, along with an extensive line of exclusive Shenandoah brand cabinetry, are available at over 600 Lowe's home improvement stores. We continue to work tirelessly with these two strategic partners to create unique products and programs in support of their goals.

We have also established American Woodmark as a leading supplier of fine cabinetry to the new construction industry. Home builders across the United States rely on our Timberlake brand program for high quality products and reliable services. Large production builders are demanding that suppliers provide support for their aggressive expansion. American Woodmark is a pioneer in offering programs to these customers and we currently service over 40 of the Top 100 national builders on a direct basis from our network of service centers. To serve local and regional builders, we provide products through a growing network of independent dealers and distributors. These independent companies provide a level of customization and service that keep medium and small sized builders competitive in the marketplace.

Our position in the marketplace, our partnership with key customers, our extensive lines of exclusive products and our superior customer service and support have created tremendous opportunity for American Woodmark. Over the past four years alone, we have almost doubled the size of the Company by adding almost $200 million in annual revenue.

The explosive growth provided by our customers is requiring an unprecedented investment in the future of our Company. We have made, and will continue to make, investments in our production capacity, our information technology and our organization.

Production Capacity

In order to keep pace with the growing demand for American Woodmark products, the Company launched a capital plan in 1998 that is on track to more than double production capacity by the end of 2001. Over the past two years, we have spent almost $60 million on capital projects to expand and upgrade our network of manufacturing facilities. Major projects included:

  The initial construction of a new lumber processing facility in Monticello, Kentucky. This facility was the first new manufacturing facility built by the Company in over a decade. The plant was brought on-line ahead of schedule and within budget.
  The completion of three additional phases of expansion at the Kentucky plant. Demand for the Company's products accelerated plans for the development of this site by almost two years. With the completion of these phases, the Company has doubled lumber processing capacity.
  The initial construction of a new assembly facility in Gas City, Indiana. By the end of fiscal 2000, the Gas City facility was ramping up production and was already servicing large portions of the mid-west.
  Facility and capacity expansions at the Berryville, Virginia, Jackson, Georgia and Kingman, Arizona assembly plants. These projects, combined with the construction of the Gas City facility, have significantly increased the assembly capacity of the Company and should provide sufficient resources to meet projected growth for the next two years.
  An expansion and retooling of our flat stock processing facility in Toccoa, Georgia. An increase in floor space provided an opportunity to re-engineer material flows in our processing of particle board and plywood. The new layout, combined with the installation of state-of-the-art equipment, has increased capacity, productivity and quality.
  The commencement of construction of a new flat stock facility in Humboldt, Tennessee. The new plant will support the additional volume generated by the Company's growth. Construction is on schedule with initial production scheduled for fall 2000.
  The expansion of our Hardy County, West Virginia component processing facility. An increase in floor space and the installation of new equipment has substantially increased the capacity of component production in doors, frames and other miscellaneous parts.
  The purchase and installation of two new finishing lines. New finishing lines in our facilities in Ham Lake, Minnesota and Moorefield, West Virginia have increased capacity, quality and capability.
  The construction of a new National Customer Service Center in Winchester, Virginia. The Company has established a dedicated asset specifically designed to meet the customer service needs of our strategic partners.

American Woodmark is committed to supporting the growing needs of our customers and we are not afraid to invest our capital to this end. We believe that our capital plan will continue to position the Company to take advantage of opportunities in the marketplace for our products and services.

Information Technology

American Woodmark is in the business of providing kitchen and bath cabinets for the American home. As a result, our "hard" capacity to manufacture product is a driving force in our daily operation and in our long-term planning. But in this electronic age, our capacity to gather and use information has become equally critical to our success.

In 1995, the Company launched a five-year plan to convert our entire information technology from an old-style, expensive, mainframe based environment to a modern, flexible, responsive and cost effective client-server based model. With the rollover into 2000, our conversion is complete. American Woodmark has built an information technology base that is prepared not only to keep pace with the new way of doing business, but to exploit it.

Our capabilities in information management, operating systems, e-commerce and emerging business-to-business applications present new opportunities to take advantage of our market position. The Company is aggressively working to expand sales opportunities, increase transaction quality, develop new services, improve productivity and lower overall costs through the application of new computer-based technologies. We believe our investment in the capacity for information is building a competitive advantage.

Organizational Capacity

Our capacities to make product and to gather information are only of value if we have the capacity as an organization to use these tools. As a result, we continue to invest heavily in our organization.

Some organizations talk about culture because it is "trendy". We talk about culture because it is the core of our beliefs. We begin every Annual Report with our Mission Statement. Since 1986, this Mission Statement has defined who we are, what we do, why we do it and how it gets done. We are driven by our desire to provide opportunity for our employees and their families, for the communities in which we live and work, for our vendors and for our customers. We remain dedicated to Creating Value Through People.

For these reasons, we must invest in our people. We invest in their working environment and in the tools they need. We invest in their training and development. We invest in programs to attract and retain the right people. We invest in programs and systems to help our people grow and to make them successful. We are proud of these investments and believe that our return is many fold.

These are exciting times for all of us at American Woodmark. We are investing in our products and in our relationships with our strategic partners. We are investing in new facilities and in our information technology. We are investing in our organization and in our people. We are investing in our future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

The following table sets forth certain income and expense items as a percentage of net sales.

	Percentage of Net Sales
	Years Ended April 30
	2000	1999	1998
Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	73.8	71.4	69.7
Gross profit	26.2	28.6	30.3
Selling and marketing expenses	15.4	15.0	15.4
General and administrative expenses	4.0	5.1	6.1
Restructuring costs	0.4	--	--
Operating income	6.4	8.5	8.8
Interest expense	0.1	0.1	0.3
Income before income taxes	6.3	8.7	8.8
Provision for income taxes	2.6	3.4	3.4
Net income	3.7	5.4	5.4

Fiscal Year 2000 Compared
To Fiscal Year 1999

Net sales for fiscal 2000 increased 18.4% to $387.3 million from $327.0 million in fiscal 1999. Improved sales were the result of new product introductions and continued growth in all primary channels of distribution. In fiscal 2000, the average price per unit increased 6.2% over fiscal 1999. This increase was the result of a combination of improved product and channel mix and price increases implemented during the third quarters of fiscal 1999 and 2000.

Overall unit volume increased approximately 11% from the prior year as the Company gained market share. Within the home center channel, growth was driven by an increased product offering and by the introduction of exclusive branding. Unit shipments to direct builders improved primarily through increased activity in the Sunbelt and Northeastern regions of the United States. Unit shipments to distributors were flat as compared to the prior fiscal year.

Gross profit in fiscal 2000 decreased to 26.2% from 28.6% in fiscal 1999. The decrease in gross profit was due to higher costs for labor, overhead and distribution. The Company experienced higher labor costs primarily due to the impact of new and inexperienced production employees hired to support the Company's growth. Higher overhead costs were the result of start-up and increased depreciation expenses resulting from the Company's capital investments in new facilities and other capacity expansions. Higher distribution costs were the result of increased standard freight rates from third party carriers, increased fuel surcharges and changes to the network of third party carriers utilized by the Company.

Material cost per unit increased 2.6% from prior year due to a shift towards more material intensive products and increased net scrap. The increase in net scrap was attributed to the relative inexperience of new production employees hired in fiscal 2000. The unfavorable impact of out-sourced components experienced in fiscal 1999 was substantially reduced through facility and process expansions that were completed in fiscal 2000.

Labor costs per unit in fiscal 2000 increased approximately 12% over the prior fiscal year as productivity decreased. The decrease in labor productivity was attributed to ineffiencies experienced at the Company's assembly facilities during the second and third fiscal quarters and the relative inefficiency of the new facilities. The inefficiencies at the assembly plants were due to the significant number of new, relatively inexperienced employees hired to increase capacity. Health care costs increased in fiscal 2000 due to both an increase in the number of eligible employees and higher per capita claims.

Freight cost per unit increased approximately 22% over prior year due to higher standard delivery rates from third party carriers and increased cost for diesel fuel, which is passed on to the Company by its carriers in the form of a surcharge.

Selling and marketing expenses as a percent of net sales for fiscal 2000 were 15.4%, up from 15.0% in fiscal 1999. The primary components of the increase were costs associated with performance-based marketing incentives, promotional expense to support product merchandising programs and increases in staffing to support growth.

General and administrative expenses for fiscal 2000 as a percent of sales were 4.0%, down from 5.1% in fiscal 1999. Year-over-year increases in payroll and bad debt expenses were more than offset by a reduction in expense for employee incentives. Bad debt expense increased as a result of on-going evaluation of the collectibility of accounts receivable. The reduction in employee incentives was due to Company performance versus predetermined targets.

During fiscal 2000, the Company recorded a pre-tax restructuring charge of $1.5 million related to its custom cabinet line. Components of this charge included $884,000 for impairment of goodwill, $300,000 for impairment of promotional displays and $316,000 for impairment of certain other assets. The Company acquired Knapp Woodworking in 1998 in order to develop a line of custom cabinets for the home center channel. Test marketing of the line in the spring of 2000 did not meet performance parameters for revenue, margin and return on investment. Based on evaluation of the test, the Company approved a plan to discontinue the custom cabinet line and convert the existing facility to a component manufacturing plant. The converted facility will support the production of other lines offered by the Company. An evaluation of the recoverability of all assets related to the line of custom cabinets was performed and the Company concluded that a complete impairment of goodwill and a partial impairment of certain other assets had occurred.

Net interest expense for fiscal 2000 increased $107,000 from the prior year to $470,000. Additional interest expense on increased debt was partially offset by capitalized interest. Capitalized interest increased from $332,000 to $589,000 as the Company continued its capital spending plan to increase capacity. Total debt increased $10.5 million during fiscal 2000 primarily through borrowings against the Company's five-year revolving credit facility.

Other income decreased $635,000 from $999,000 in fiscal 1999 to $364,000 in fiscal 2000. The decrease was due to the reduction in interest earned from short-term cash investments.

The Company's combined federal and state effective tax rate in fiscal 2000 was 41.1%, an increase from 38.7% in fiscal 1999. The increase was due to the write-off of non-deductible goodwill and a reduction in tax-exempt interest earned.

As reported in the Company's fiscal year 1999 Annual Report and the Company's Form 10Q for the quarterly periods ending July 31, 1999 and October 31, 1999, the financial condition of Hechinger Co., the Company's third largest customer, deteriorated significantly in early 1999. Hechinger Co. filed for protection under Chapter 11 of the United States Bankruptcy Code in June 1999. On September 9, 1999, Hechinger Co. announced that it would proceed with an orderly liquidation of its assets. The Company did not have any material net asset exposure on the date Hechinger Co. announced its intent to proceed with an orderly liquidation of assets.

Liquidity and Capital Resources

The Company's operating activities generated $21.3 million in net cash during fiscal 2000 as compared to $12.5 million in the prior year. Cash generated from operations increased from prior year as a decrease in customer receivables, an increase in the provision for depreciation and amortization and the impact of restructuring costs were partially offset by lower net income, a reduction in accounts payable, reduced accrued compensation and increased promotional display additions. Customer receivables decreased from fiscal year 1999 to fiscal 2000, due to a surge in sales during the fourth quarter of fiscal 1999. The increase in the provision for depreciation and amortization was a result of the Company's capital spending program. The restructuring costs relate to the discontinuance of the Company's custom cabinet line. The decrease in cash generated from accounts payable relates to timing differences, as the Company has made no changes to trade credit terms or payment practices. The decrease in cash generated associated with accrued compensation and related expense was related to the Company's performance-based employee incentive compensation programs. Increased promotional display additions were associated with the Company's increased market share, primarily within the home center channel.

Capital spending increased $19.1 million over the prior year as the Company continued its aggressive capital spending program to support both short and long-term growth. During fiscal 2000, the Company invested capital resources in new facilities, the expansion of existing facilities and capacity to support additional products. During fiscal 2000 the Company opened its fourth assembly facility in Gas City, Indiana. The Company also initiated construction of a new facility in Humboldt, Tennessee to increase the Company's capacity to manufacture flat stock components. The Company expanded the Monticello, Kentucky facility to increase lumber and component production capacity. The Company expanded finishing capacity at its facilities in Moorefield, West Virginia and Ham Lake, Minnesota. The Company expects that in order to support continued sales growth, it will be necessary to make continued investments in plant, property and equipment. Capital expenditures in fiscal 2001 are expected to be between $25 million and $30 million.

The Company increased overall debt by $10.5 million during fiscal 2000. During the second quarter of fiscal 2000, the Company began to borrow against the revolving credit facility as cash on-hand combined with cash generated by operating activities became insufficient to support payments to acquire plant, property and equipment.

On February 7, 2000 the Company replaced its $12 million revolving credit facility with a $45 million long-term revolving credit facility. The new facility expires in February 2005.

Cash dividends of $1.5 million were paid on Common Stock during fiscal 2000.

Cash flow from operations combined with accumulated cash on hand and available borrowing capacity is expected to be sufficient to meet forecasted working capital requirements, service existing debt obligations and fund capital expenditures for fiscal 2001.

Outlook for Fiscal 2001

The Company anticipates continued strength in the domestic economy through fiscal 2001. Under normal conditions, this strength should result in the continued growth and expansion of the relevant markets for the Company. In addition, the Company expects to continue to gain market share based on its position with major customers, its broad product offering and its ability to deliver quality products with superior service. During periods of growth in the housing and remodeling sectors, the Company expects to continue to generate higher sales.

The Company expects to improve recent profitability performance while continuing to invest resources in future products, facilities and markets. Additional volume and improved efficiencies should be sufficient to offset the anticipated rise in other costs.

Over the past two years the Company has expanded overall capacity. Projected growth, however, will require additional capital projects designed to increase both component and assembly manufacturing capacities. Planned for fiscal year 2001 are the opening of a new flat stock facility in Humboldt, Tennessee and expansion of the Monticello, Kentucky wood processing facility. Additional capital spending will include projects planned to improve productivity, support cost saving initiatives and replace aging equipment. Management establishes debt-to-equity targets in order to maintain the financial health of the Company and is prepared to trim investment plans to maintain financial strength.

The aforementioned forward-looking statements should be read in combination with information presented in the Risk Factors section of Management's Discussion and Analysis.

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

Gross profit for fiscal year 1999 declined to 28.6% from 30.3% in fiscal year 1998. The decrease in gross profit was due to the additional cost of using out-sourced components as sales demand exceeded component manufacturing capacity. In addition, the Company experienced higher distribution cost due to a combination of delivery rate increases and changes in customer mix.

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

Year 2000

In prior years, the Company discussed the nature and progress of its plans related to the Year 2000. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company did not experience any material incremental expense associated with its Year 2000 preparation. No significant additional expense beyond the standard information systems operating cost was incurred. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

Legal Matters

The Company is involved in various suits and claims in the normal course of business which include claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such suits and EEOC claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have any material adverse effect on the Company's operating results or financial position.

Recent Accounting Pronouncements

During the first quarter of fiscal 2000 the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires qualifying computer software costs incurred in connection with obtaining or developing software for internal use to be capitalized. In prior years, the Company capitalized costs of purchased software and expensed internal costs of developing software. The effect of adopting this SOP was not material to the results for fiscal year 2000.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which the Company will be required to adopt in fiscal 2002, establishes new accounting and reporting standards for derivative instruments and hedging activities. The adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The Company will be required to adopt this SAB in the fourth quarter of fiscal 2001. The Company is currently evaluating the impact of the SAB on its revenue recognition practices and has not yet determined the impact that the adoption of this SAB will have on the Company's financial position or results of operations.

Dividends Declared

On May 24, 2000, the Board of Directors approved a $.05 per share cash dividend on its Common Stock. The cash dividend was paid on June 27, 2000, to shareholders of record on June 13, 2000.

Risk Factors

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

The Company is also exposed to changes in interest rates primarily from its long-term debt arrangements and, secondarily, its investments in securities. The Company uses interest rate swap agreements to manage exposure to interest rate changes on certain long-term borrowings. The Company has variable-rate debt instruments representing approximately 64% of its total long-term debt at April 30, 2000. If interest rates average 25 basis points more in fiscal 2001 than during fiscal 2000, the Company's interest expense would be increased by approximately $40,000. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's variable-rate, long-term debt at April 30, 2000.

While the Company is not currently aware of any other events that would result in a material decline in earnings from fiscal 2000, we participate in an industry that is subject to rapidly changing conditions. The preceding forward-looking statements are based on current expectations, but there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, especially the home center industry, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of diesel fuel, and/or transportation related services, (6) the need to respond to price or product initiatives launched by a competitor, (7) a significant investment which provides a substantial opportunity to increase long-term performance and (8) sales growth at a rate that outpaces the Company's ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on short-term operating results.

QUARTERLY RESULTS OF OPERATIONS (Unaudited)
	Year Ended April 30, 2000
(in thousands, except share amounts)	1st	2nd	3rd	4th (a)

Net sales	$94,177	$99,259	$91,746	$102,119
Gross profit	26,073	25,509	22,253	27,607
Income before income taxes	7,584	6,727	4,591	5,653
Net income	4,614	4,100	2,562	3,191
Earnings per share
Basic	0.58	0.52	0.32	0.40
Diluted	0.57	0.51	0.32	0.39

	Year Ended April 30, 1999
	1st	2nd	3rd	4th (a)
Net sales	$72,673	$79,401	$81,186	$93,753
Gross profit	21,906	22,651	22,097	26,945
Income before income taxes	7,029	7,849	5,753	7,916
Net income	4,241	4,808	3,587	4,873
Earnings per share
Basic	0.54	0.62	0.46	0.62
Diluted	0.53	0.60	0.44	0.60

(a) Income before income taxes for the fourth quarter of fiscal 2000 reflects $1,530 in restructuring costs.

CONSOLIDATED BALANCE SHEET
(in thousands, except share data)	April 30
ASSETS	2000	1999
Current Assets
Cash and cash equivalents	$ 4,183	$ 14,165
Customer receivables	35,813	38,925
Inventories	22,739	18,008
Prepaid expenses and other	1,826	1,487
Deferred income taxes	3,074	1,936
TOTAL CURRENT ASSETS	67,635	74,521

Property, Plant and Equipment	86,954	53,739
Promotional Displays	10,099	8,451
Other Assets	1,968	1,608
Intangible Pension Assets	--	1,303
Goodwill	--	987
	$166,656	$140,609

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$ 20,195	$ 18,919
Accrued compensation & related Expenses	15,154	16,566
Current maturities of long-term debt	1,876	1,974
Accrued marketing expenses	3,148	3,031
Other accrued expenses	5,211	4,545
TOTAL CURRENT LIABILITIES	45,584	45,035

Long-Term Debt, less current maturities	22,009	11,435
Deferred Income Taxes	4,897	3,373
Long-Term Pension Liabilities	1,554	2,429
Commitments and Contingencies	--	--
Shareholders' Equity
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued
Common stock, no par value; 20,000,000 shares authorized; issued and outstanding shares: 8,010,427 -- 2000; 7,916,135 - 1999	22,896	21,575
Retained earnings	69,716	56,762
TOTAL SHAREHOLDERS' EQUITY	92,612	78,337
	$166,656	$140,609

 See notes to consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

	Years Ended April 30
(in thousands, except share data)	2000	1999	1998
Net sales	$387,301	$327,013	$241,677
Cost of sales and distribution	285,859	233,414	168,452
GROSS PROFIT	101,442	93,599	73,225
Selling and marketing expenses	59,716	49,122	37,189
General and administrative expenses	15,535	16,566	14,708
Restructuring costs	1,530	--	--
OPERATING INCOME	24,661	27,911	21,328
Interest expense	470	363	795
Other income	(364)	(999)	(755)
INCOME BEFORE INCOME TAXES	24,555	28,547	21,288
Provision for income taxes	10,088	11,038	8,257
NET INCOME	14,467	17,509	13,031
RETAINED EARNINGS, BEGINNING OF YEAR	56,762	40,433	28,255
Cash dividends	(1,513)	(1,180)	(853)
RETAINED EARNINGS, END OF YEAR	$69,716	$56,762	$40,433

SHARE INFORMATION
Earnings per share
Basic	$1.82	$2.23	$1.68
Diluted	1.79	2.18	1.65
Cash dividends per share	0.19	0.15	0.11

 See notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)	Years Ended April 30
	2000	1999	1998
OPERATING ACTIVITIES
Net income	$14,467	$17,509	$13,031
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	14,712	9,690	7,759
Net (gain) loss on disposal of property, plant and equipment	28	(17)	122
Deferred income taxes	121	79	(208)
Restructuring costs	1,530	--	--
Other non-cash items	2,564	1,436	568
Changes in operating assets and liabilities:
Customer receivables	1,907	(10,807)	(7,340)
Inventories	(5,566)	(5,532)	(1,653)
Other assets	(9,091)	(8,645)	(4,183)
Accounts payable	1,276	5,648	3,102
Accrued compensation and related expenses	(1,412)	3,542	2,031
Other	716	(429)	3,115
NET CASH PROVIDED BY OPERATING ACTIVITIES	21,252	12,474	16,344

INVESTING ACTIVITIES
Payments to acquire property, plant and equipment	(40,787)	(21,691)	(7,304)
Proceeds from sales of property, plant and equipment	16	39	67
NET CASH USED BY INVESTING ACTIVITIES	(40,771)	(21,652)	(7,237)

FINANCING ACTIVITIES
Payment of loans	--	(1,119)	--
Payments of long-term debt	(61,974)	(3,790)	(2,230)
Proceeds from long-term borrowings	72,700	5,000	--
Common Stock issued through stock option plans	324	507	562
Dividends paid	(1,513)	(1,180)	(853)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	9,537	(582)	(2,521)

INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS	(9,982)	(9,760)	6,586
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,165	23,925	17,339
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,183	$14,165	$23,925

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A -- Significant Accounting Policies

The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company's products are sold across the United States through a network of independent distributors and directly to home centers, major builders and home manufacturers.

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

Property, Plant and Equipment: Property, plant and equipment is stated on the basis of cost less an allowance for depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, which range from fifteen to thirty years for buildings and improvements and three to ten years for furniture and equipment. Assets under capital lease are amortized over the shorter of their estimated useful lives or term of the related lease.

Fair Value of Financial Instruments: The carrying amounts of the Company's cash and cash equivalents, customer receivables, accounts payable and long-term debt approximate fair value.

Stock-Based Compensation: As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. (See Note F to the Consolidated Financial Statements.)

New Accounting Rules: As of May 1, 1999 the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires qualifying computer software costs incurred in connection with obtaining or developing software for internal use to be capitalized. In prior years, the Company capitalized costs of purchased software and expensed internal costs of developing software. The effect of adopting this SOP was not material.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which the Company will be required to adopt in fiscal 2002, establishes new accounting and reporting standards for derivative instruments and hedging activities. The adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The Company will be required to adopt this SAB in the fourth quarter of fiscal 2001. The Company is currently evaluating the impact of the SAB on its revenue recognition practices and has not yet determined the impact that the adoption of this SAB will have on the Company's financial position or results of operations.

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

Note B -- Customer Receivables

The components of customer receivables were:
	April 30
(in thousands)	2000	1999
Gross customer receivables	$39,298	$41,488
Less:
Allowance for bad debt	(769)	(422)
Allowance for returns and discounts	(2,716)	(2,141)
Net customer receivables	$35,813	$38,925

Note C -- Inventories

The components of inventories were:

	April 30
(in thousands)	2000	1999
Raw materials	$12,136	$9,433
Work-in-process	17,246	14,409
Finished goods	1,006	1,069
Total FIFO inventories	30,388	24,911

Reserve to adjust inventories to LIFO value	(7,649)	(6,903)

Total inventories	$22,739	$18,008

Inventories determined using the LIFO inventory method were $21,936 at the end of 2000 (1999 - $17,232). Inventories determined using the FIFO inventory method were $802 at the end of 2000 (1999 - $776).

Note D -- Property, Plant and Equipment

	April 30
(in thousands)	2000	1999
Land	$1,506	$1,387
Buildings and improvements	33,718	24,176
Buildings and improvements - capital leases	8,043	8,050
Machinery and equipment	88,926	66,146
Machinery and equipment capital leases	25	129
Construction in progress	9,759	3,916
	141,977	103,804
Less allowance for depreciation	(55,023)	(50,065)
Total	$86,954	$53,739

Depreciation expense amounted to $7,490, $5,184, and $4,845 in fiscal 2000, 1999, and 1998, respectively.

Note E -- Loans Payable and Long-Term Debt
	Fiscal Years Ending April 30
	2001	2002	2003	2004	2005	2006 and Thereafter	Total Out- standing
(in thousands)
Revolving Credit Facility	$ --	$ --	$ --	$ --	$12,700	$ --	$12,700
Term Loans	552	547	547	549	51	209	2,455
Industrial revenue bonds	750	925	2,500	--	--	--	4,175
Capital lease obligations	574	596	608	640	675	1,462	4,555
Total	$1,876	$2,068	$3,655	$1,189	$13,426	$1,671	$23,885
Less current maturities							(1,876)
Total long-term debt							$22,009

The Company's primary loan agreement provides for a five-year $45 million revolving credit facility which expires on February 7, 2005. Borrowings under the revolving credit facility bear interest at LIBOR rate (6.2% at April 30, 2000) plus a spread (0.50% at April 30, 2000) based on Total Funded Debt to earnings, before deduction of interest and taxes, plus depreciation and amortization (EBITDA).

The Company employs straight-forward interest rate swap agreements to assist in maintaining a balance between fixed and variable interest rates on outstanding debt. Any deferred gain or loss associated with the swap agreements is accounted for over the life of the swaps at the fixed rate stipulated in the executed agreements. On April 30, 2000, these amounts were immaterial. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type financial instruments.

On April 30, 2000, term loans of $2.5 million were outstanding. The term loans bore an average interest rate of 6.7% on April 30, 2000.

On April 30, 2000, the Company had $4.2 million outstanding in industrial revenue bonds, maturing at various dates through 2003. Due to an interest rate swap agreement, a fixed rate of approximately 5.0% applies to $3.5 million through December 1, 2002. The variable rate that would have applied without the rate swap was 5.25% on April 30, 2000. On the remaining $675,000 of outstanding bonds, the variable interest rate was 5.25% on April 30, 2000.

Substantially all of the industrial revenue bonds are redeemable at the option of the bondholder. The Company has irrevocable arrangements to refinance these bonds on a long-term basis in the event they are redeemed.

The average interest rate on the Company's capital lease obligations was 5.4% on April 30, 2000. These obligations mature through 2008.

The Company's loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. A portion of the assets of the Company are pledged as collateral under the industrial revenue bond agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2000.

Interest paid was $1,290,000, $923,000 and $810,000, during fiscal 2000, 1999, and 1998, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

Interest capitalized was $589,000, $332,000, and $19,000 during fiscal 2000, 1999, and 1998, respectively.

Note F -- Shareholders' Equity
	Shares Outstanding	Amount (in thousands)
Balance at April 30, 1997	7,722,656	$18,043
Stock options exercised	65,908	408
Stock issued to AWSOP	12,322	253

Balance at April 30, 1998	7,800,886	18,704
Stock options exercised	37,346	507
Stock issued to AWSOP	29,969	897
Stock issued for Knapp Acquisition	47,934	1,467

Balance at April 30, 1999	7,916,135	21,575
Stock options exercised	48,385	324
Stock issued to AWSOP	45,907	997

Balance at April 30, 2000	8,010,427	22,896

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

Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $439,000, $526,000 and $392,000, in fiscal 2000, 1999, and 1998, respectively.

The Company matches 401(k) contributions in the amount of 50% of an employee's contribution to the plan up to 3% of base salary for an effective maximum Company contribution of 1.5% of base salary. The expense for 401(k) matching contributions for this plan was $684,000, $623,000 and $594,000 in fiscal 2000, 1999, and 1998, respectively.

Stock Options

In August 1999, shareholders approved a stock option plan for key employees of the Company. Under the plan, up to 1,000,000 shares of Common Stock may be granted as options, with the term of options granted not exceeding ten years. Options granted are subject to vesting conditions and other requirements prescribed by a participant's stock option agreement. Options vest over 3 years on a straight-line basis. As of April 30, 2000, no options have been granted from the 1999 stock option plan.

In August 1996, shareholders approved a stock option plan for key employees of the Company. Under the plan, up to 750,000 shares of Common Stock may be granted as options, with the term of options granted not exceeding ten years. Options granted are subject to vesting conditions and other requirements prescribed by a participant's stock option agreement. Options vest over 3 years on a straight-line basis.

In August 1995 shareholders approved a stock option plan for non-employee directors. Under the 1995 plan, up to 30,000 shares of Common Stock may be granted as options, with each non-employee director receiving an option to purchase 1,000 shares on the anniversary date of the plan. Outstanding options under the plan are exercisable in annual cumulative increments of 33.33% of options granted beginning one year after the date of grant and must be exercised within twelve months after cumulative increments exercisable equal 100% of options granted, at which time options expire.

The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Since the exercise price for all options granted is the fair market value of the Company's stock no compensation cost has been recognized for the stock option plans.

For the years ended April 30, 2000, 1999 and 1998, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows:

(in thousands)	2000	1999	1998
Pro forma net income	$13,199	$16,573	$12,499
Pro forma earnings per share:
Basic	$1.66	$2.11	$1.61
Diluted	1.64	2.04	1.59

To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include a dividend yield of .8% and the following:
	2000	1999	1998
Expected Volatility	0.475	0.479	0.465
Risk-free interest rates	5.75%	5.50%	5.50%
Expected life in years	6.0	5.5	5.9
Weighted-average fair value per share	$18.58	$14.07	$7.94

The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:
	2000	1999	1998
Outstanding at beginning of year	575,251	480,351	312,000
Granted	143,500	137,100	238,650
Exercised	(48,350)	(39,050)	(66,998)
Expired or cancelled	(22,601)	(3,150)	(3,301)
Outstanding at April 30	647,800	575,251	480,351
Exercisable at April 30	347,868	216,202	88,235
Available for future issuance at April 30	1,081,828	202,429	335,875

Weighted average exercise prices (in dollars):
Outstanding at beginning of year	$21.27	$11.71	$6.62
Granted	37.42	29.57	16.46
Exercised	5.51	8.29	4.97
Expired or cancelled	20.90	10.13	10.36
Outstanding at April 30	21.55	21.27	11.71
Exercisable at April 30	$14.13	$10.06	$6.67

The following table summarizes information about stock options outstanding at April 30, 2000 [remaining lives (in years) and exercise prices are weighted-averages]:

	Options Outstanding			Options Exercisable
Option Price per Share	Options	Remaining Life	Exercise Price	Options	Exercise Price
$5.25 - $7.50	111,033	6.2	$6.12	114,702	$6.14
$9.25 - $14.43	64,050	6.9	12.71	57,383	12.51
$15.56 - $18.94	201,917	7.1	16.67	132,039	16.67
$28.44 - $37.81	270,800	8.6	33.59	43,744	28.96

Earnings Per Share

The following table summarizes the computations of basic and diluted earnings per share:
	Fiscal Years ended April 30,
(in thousands, except share data)	2000	1999	1998
Numerator used in basic and diluted earnings per common share:
Net income	$14,467	$17,509	$13,031
Denominator:
Denominator for basic earnings per common share-weighted average shares	7,960	7,856	7,753

Effect of dilutive securities:
Stock options	135	191	155
Denominator for diluted earnings per common share--weighted average shares and assumed conversions	8,095	8,047	7,908
Earnings per common share, basic	$1.82	$2.23	$1.68

Earnings per common share, diluted	$1.79	$2.18	$1.65

Note G - Pension Benefits

The following information is disclosed in accordance with the requirements of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which the Company adopted in 1999. The Company has two defined benefit plans covering virtually all of the Company's employees.

	Pension Benefits
(in thousands)	2000	1999
Change in Benefit Obligation
Benefit obligation at beginning of year	$24,734	$21,506
Service cost	1,439	1,137
Interest cost	1,776	1,544
Amendments	92	188
Actuarial (gains) losses	(2,517)	871
Benefits paid	(543)	(512)

Benefit obligation at end of year	$24,981	$24,734

Change in Plan Assets
Fair value of plan assets at beginning of year	$21,626	$19,782
Actual return on plan assets	928	818
Company contributions	1,571	1,538
Benefits paid	(543)	(512)
Fair value of plan assets at end of year	$23,582	$21,626

Funded status of the plans	($1,399)	($3,108)
Unamortized prior service cost	664	678
Unrecognized net actuarial loss (gain)	(509)	1,193
Unrecognized net transition obligation	82	164

Accrued benefit cost	($1,162)	($1,073)
	Pension Benefits
(in thousands)	2000	1999
Amounts Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$1,389	$993
Accrued benefit liability	(2,551)	(3,369)
Intangible asset	--	1,303
Net amount recognized	($1,162)	($1,073)

Weighted-Average Assumptions as of April 30
Discount rate	7.75%	7.25%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%

For fiscal 2000 both of the Company's pension plans are over-funded. For fiscal 1999 a mounts applicable to the Company's pension plan with accumulated benefit obligations in excess of plan assets are as follows:

1999
Projected benefit obligation	$8,481
Accumulated benefit obligation	8,481
Fair Value of plan assets	$8,171

	Pension Benefits
	2000	1999	1998
Components of Net Periodic Benefit Cost
Service cost	$1,439	$1,137	$868
Interest cost	1,776	1,544	1,309
Expected return on plan assets	(1,742)	(1,598)	(1,219)
Amortization of the unrecognized transition obligation	82	82	82
Amortization of prior service cost	106	90	78
Recognized net actuarial gain	--	--	(37)
Benefit cost	$1,661	$1,255	$1,081

Note H -- Income Taxes

The provision for income taxes was comprised of the following:

	Fiscal Years Ended April 30
(in thousands)	2000	1999	1998
Current
Federal	$8,651	$9,451	$7,076
State	1,316	1,508	1,389
Total current	9,967	10,959	8,465
Deferred (Benefit)
Federal	124	(87)	(178)
State	(3)	(8)	(30)
Total deferred	121	79	(208)

Total provision	$10,088	$11,038	$8,257
The Company'seffective income tax rate varied from the Federal statutory rate as follows:

	Fiscal Years Ended April 30
	2000	1999	1998
Federal statutory rate	35%	35%	35%
Permanent differences	2	-	-
State income taxes, net of federal tax effect	4	4	4
Effective income tax rate	41%	39%	39%

Income taxes paid were $9,939,000, $10,944,000, and $7,619,000 for fiscal years 2000, 1999, and 1998, respectively.

The significant components of deferred tax assets and liabilities were as follows:
	April 30
(in thousands)	2000	1999
Deferred tax assets
Accounts receivable	$1,199	$922
Employee benefits	763	524
Product liability	1,020	795
Net operating loss	95	305
Other	364	224
Total	3,441	2,770

Deferred tax liabilities
Depreciation	4,386	3,311
Inventory	463	573
Other	415	323
Total	5,264	4,207

Net deferred Tax liability	$1,823	$1,437

Note I -- Restructuring

During the year ended April 30, 2000, the Company recorded a restructuring charge of $1.5 million related to its subsidiary, Knapp Woodworking, Inc. Components of this special charge include $884,000 for goodwill impairment, $300,000 for impairment of promotional displays, and $316,000 for impairment of certain other assets.

The Company acquired Knapp Woodworking in 1998 in order to develop a line of custom cabinets for the home center industry. Since the acquisition, Knapp Woodworking has experienced unfavorable margins on its custom cabinet line, which caused management to perform an evaluation of the operations of Knapp. As a result of this evaluation, management approved a plan in April 2000 to discontinue the Knapp custom cabinetry line and convert the facility to a component manufacturing plant supporting the production of the Company's other products.

Due to the significance of the change discussed above, management performed an evaluation of the recoverability of all the assets of Knapp Woodworking as required by SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Management concluded from the results of this evaluation that a complete impairment of goodwill as well as partial impairment of certain other assets had occurred. An impairment charge was recorded because the estimated fair value was less than the carrying value of these assets. The conversion of the Ham Lake facility to a component manufacturing facility will be completed in early fiscal year 2001.

Note J -- Commitments and Contingencies

Legal Matters

The Company is involved in various suits and claims in the normal course of business which include claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such suits and EEOC claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have a material adverse effect on the Company's results of operations or financial position.

Lease Agreements

The Company leases eight office buildings, a manufacturing building, five service centers and certain equipment. Total rental expenses amounted to approximately $5,016,000, $4,699,000, and $3,835,000, in fiscal 2000, 1999, and 1998 respectively. Minimum rental commitments as of April 30, 2000, under noncancelable leases are as follows:
Fiscal Year	Operating	Capital
(in thousands)
2001	$2,285	$811
2002	1,433	801
2003	582	780
2004	64	780
2005	22	780
2006 (and thereafter)	--	1,560
	$4,386	$5,512
Less amounts representing interest		(957)
Total obligation under capital leases		$4,555

Related Parties

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The initial lease term has one remaining year with two five-year renewal periods available at the Company's option. Under this agreement, rental expense was $391,000, $386,000, and $383,000, in fiscal 2000, 1999, and 1998, respectively. Rent during the remaining base term of approximately $391,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

Note K -- Other Information

Credit is extended to customers based on an evaluation of the customer's financial condition and generally collateral is not required. The Company's customers operate in the new home construction and home remodeling markets. At April 30, 2000, the Company's two largest customers, Customers A and B, represented 38.0% and 11.0% of the Company's customer receivables, respectively.

The following table summarizes the percentage of sales to the Company's two largest customers for the last three fiscal years:
	Percent of Annual Sales
	2000	1999	1998
Customer A	39.6	34.1	30.4
Customer B	16.0	13.5	13.0

The Company maintains an allowance for bad debt based upon management's evaluation and judgement of potential net loss. The allowance is estimated based upon historical experience, the effects of current developments and economic conditions, and of customers' current and anticipated financial condition. Estimates and assumptions are periodically reviewed and updated. Any resulting adjustments to the allowance are reflected in current operating results.

 Management's Report

The accompanying consolidated financial statements, which include the notes thereto, are the responsibility of and have been prepared by the management of American Woodmark. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's best estimates and judgements. Financial information throughout this annual report is consistent with the consolidated financial statements.

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

The Audit Committee of the Board of Directors, which is composed entirely of non-management Directors, oversees the Company's financial reporting and internal control functions. The Audit Committee meets periodically and separately with Company management, the internal audit staff, and the independent auditors to ensure these individuals are fulfilling their obligations and to discuss auditing, internal control and financial reporting matters. The Audit Committee reports its findings to the Board of Directors. The independent auditors and the internal audit staff have unrestricted access to the Audit Committee.

/s/ JAMES J. GOSA
James J. Gosa
President and Chief Executive Officer

 /s/KENT B. GUICHARD
Kent B. Guichard
Senior Vice President, Finance and
Chief Financial Officer

Report of Ernst & Young LLP,
Independent Auditors

Shareholders and Board of Directors
American Woodmark Corporation

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation as of April 30, 2000 and 1999, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Woodmark Corporation at April 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP
Baltimore, Maryland
June 2, 2000

Directors and
Executive Officers

James J. Gosa
Director; President and
Chief Executive Officer

Jeffrey C. Bahr
Vice President, Human Resources

David L. Blount
Senior Vice President, Manufacturing

Kent B. Guichard
Director; Senior Vice President, Finance and
Chief Financial Officer; Corporate Secretary

Philip S. Walter
Senior Vice President and General Manager,
Dealer Distributor Markets

Ian J. Sole
Senior Vice President, Sales and Marketing

William F. Brandt, Jr.
Chairman of the Board

Daniel T. Carroll
Director;
Chairman The Carroll Group
A Management Consulting Firm

Martha M. Dally
Director;
Executive Vice President-Personal Products
Sara Lee Corporation

Fred S. Grunewald
Director;
Chairman, Chief Executive Officer and President
Reliant Building Products, Inc.

C. Anthony Wainwright
Director;
Vice Chairman
McKinney & Silver

Kent J. Hussey
Director;
President and Chief Operating Officer
Rayovac Corporation

Albert L. Prillaman
Director;
Chairman, Chief Executive Officer and President
Stanley Furniture Company, Inc.

Corporate Information

Annual Meeting
The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 31, 2000, at 9:00 a.m. at Piper's at Creekside in Winchester, Virginia.

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2000, may be obtained free of charge by writing:

Kent Guichard
Senior Vice President, Finance and
Chief Financial Officer
American Woodmark Corporation
PO Box 1980
Winchester, VA 22604-8090

Corporate Headquarters
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601-4208
(540) 665-9100

Mailing Address
PO Box 1980
Winchester, VA 22604-8090

Transfer Agent
American Stock Transfer & Trust Company
(800) 937-5449

American Woodmark®
Flat Pack®
Millford®
Moorefield®

Shenandoah™
Timberlake®

are trademarks of American Woodmark Corporation.

Thomasville®
is a trademark of Thomasville Furniture Industries, Inc.

©2000 American Woodmark Corporation®

Printed in U.S.A.

Appendix to Exhibit 13

Annual Report picture captions for Edgar version:

Front Cover - Moorefield Cherry kitchen

Table of Contents - Millford Maple Kitchen

Page 3 - Top Right - Picture of CEO

Page 6 - Bottom Left - Component Assembly Plant

Page 7 - Top Left - New Finishing Line

Page 7 - Bottom Right - Sanding Equipment

Page 8 - Top Left - New Drying Facility

Page 8 - Bottom Right - New Multi-head Saw

Page 9 - Top Right - Finishing and Curing Line