Form 10-K405, Exhibit 13
period 2001-04-30
AMERICAN WOODMARK CORP
filed 2001-07-18
CIK 794619

2001 ANNUAL SHAREHOLDERS REPORT

Creating Value
Through People

Mission Statement

WHO WE ARE

American Woodmark is an organization of employees and shareholders who have combined their resources to pursue a common goal.

WHAT WE DO

Our common goal is to create value by providing kitchens and baths “of pride” for the American family.

WHY WE DO IT

We pursue this goal to earn a profit, which allows us to reward our shareholders and employees and to make a contribution to our society.

HOW WE DO IT

Four principles guide our actions:

CUSTOMER SATISFACTION Providing the best possible quality, service and value to the greatest number of people. Doing whatever is reasonable, and sometimes unreasonable, to make certain that each customer’s needs are met each and every day.

INTEGRITY Doing what is right. Caring about the dignity and rights of each individual. Acting fairly and responsibly with all parties. Being a good citizen in the communities in which we operate.

TEAMWORK Understanding that we must all work together if we are to be successful. Realizing that each individual must contribute to the team to remain a member of the team.

EXCELLENCE Striving to perform every job or action in a superior way. Being innovative, seeking new and better ways to get things done. Helping all individuals to become the best that they can be in their jobs and careers.

ONCE WE’VE DONE IT

When we achieve our goal good things happen: sales increase, profits are made, shareholders and employees are rewarded, jobs are created, our communities benefit, we have fun, and our customers are happy and proud—with a new kitchen or bath from American Woodmark.

1

2001 ANNUAL SHAREHOLDERS REPORT

Company Profile

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates eleven manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Minnesota, Tennessee, Virginia, and West Virginia and nine service centers across the country.

     American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July, 1986.

     The Company offers approximately 150 cabinet lines in a wide variety of designs, materials and finishes. Our products are sold across the United States through a network of independent distributors and directly to home centers, major builders and home manufacturers. Approximately 75% of our sales during fiscal year 2001 were to the remodeling market and 25% to the new home market.

     The Company is one of the five largest manufacturers of kitchen cabinets in the United States.

Market Information

American Woodmark Corporation Common Stock, no par value, is quoted on The Nasdaq Stock Market under the “AMWD” symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

	Market Price
			Dividends
(in dollars)	High	Low	Declared

Fiscal 2001
First quarter	$22.25	$16.81	$.05
Second quarter	24.88	17.50	.05
Third quarter	21.25	14.50	.05
Fourth quarter	27.59	18.19	.05

Fiscal 2000
First quarter	$39.50	$31.94	$.04
Second quarter	33.50	18.75	.05
Third quarter	25.00	16.07	.05
Fourth quarter	24.50	14.13	.05

As of April 30, 2001, there were approximately 5,150 shareholders of the Company’s Common Stock. Included are approximately 67% of the Company’s employees who are shareholders through the American Woodmark Stock Ownership Plan.

Financial Highlights

	Fiscal Years Ended April 30
(in thousands, except share data)	2001	2000	1999

Operations
Net sales	$416,668	$377,374	$320,279
Operating income	32,365	24,661	27,911
Income before income taxes and cumulative effect of accounting changes	30,774	24,555	28,547
Net income	17,420	14,467	17,509
Earnings per share
Before cumulative effect of change in accounting principles
Basic	$2.36	$1.82	$2.23
Diluted	2.34	1.79	2.18
After cumulative effect of change in accounting principles
Basic	2.16	1.82	2.23
Diluted	2.14	1.79	2.18
Average shares outstanding
Basic	8,057	7,960	7,856
Diluted	8,144	8,095	8,047

Financial Position
Working capital	$22,660	$22,051	$29,486
Total assets	180,368	166,656	140,609
Long-term debt	16,819	22,009	11,435
Shareholders’ equity	109,513	92,612	78,337
Long-term debt to equity ratio	15%	24%	15%

2   American Woodmark Corporation

James J. Gosa, President
and Chief Executive Officer

T o   o u r
Shareholders

Fiscal 2001 was an outstanding year for American Woodmark.

Like many companies in the United States, we faced the first threat to economic growth in many years. Since the summer of 2000, the financial pages of virtually every newspaper have been riddled with bad news on both overall economic performance and individual company earnings. The “dot.com” bubble has clearly burst, sending shock waves through the financial markets. Nervous consumers have changed spending habits, resulting in little or no same store sales growth in many of the leading retailers in the country. The Federal Reserve has aggressively moved to keep the economy going with a record series of interest rate cuts. Our elected leaders on Capitol Hill have passed the largest tax cut in history to get more money back into the hands of consumers.

     In this environment, many durable goods industries have fared even worse than the overall economy as these items are generally discretionary expenditures. The furniture industry, for example, has been especially hard hit with several leading manufacturers reporting sales declines of 10% and more. In our particular industry, demand stalled for the first time since 1995. Remodeling activity accounts for approximately 75% of all kitchen cabinet sales and the leading retailers, The Home Depot and Lowe's, reported flat or negative same store sales for several months during our fiscal year.

     Despite these obstacles, demand for American Woodmark products and services continued to grow. Net sales for the year increased 10% to a record $416.7 million from $377.4 million the previous year. Adjusting for the exit from certain business in the prior year, net sales for the core business increased 15% from fiscal 2000. We continue to generate growth and gain market share based on our customer relationships, our innovative new products and our superior service programs.

     Prior to the cumulative effect of a required change in accounting principles, net income for the fiscal year was a record $19.0 million or $2.34 per diluted share. On a per share basis, this represents an improvement of 31% over fiscal 2000 and 7% over the previous record set in fiscal 1999.

     I am also pleased to report that even with our growth, we continue to strengthen the balance sheet of the Company. Over the past three years, we have invested almost $80 million in new facilities and additional capacity. This effort has largely been funded by our operating cash flow. At the end of fiscal 2001, total debt remained below $20 million and our debt to total capital was approximately 15%. The financial health of the Company and the availability of capital to fund our growth will continue to be a critical element in our future success.

     As we end fiscal 2001, it is a time of reflection for all of us at American Woodmark. In 1989 we launched the 1995 Vision, the first six-year plan for the Company. This Vision was revolutionary in the way we thought about our business and it created the foundation for the Company we know today.

     In 1995 we launched the 2001 Vision, our second six-year plan. The goal of this second Vision was to take advantage of the new business model and create a growth Company. Our efforts over the past six years in this regard have been an unqualified success. Since fiscal 1995, the Company has set new

2001 Annual Shareholders Report    3

TO OUR SHAREHOLDERS continued

sales records in five of the six years and more than doubled annual revenue. We have established new net income records in four of the six years. The market value of the Company has increased over 350%, creating over $150 million in value for our shareholders.

     As we look forward, we are excited about the future and about the launching of our third six-year plan. During the years under our 2007 Vision we are bound to see many more changes in the marketplace and in our Company. Ultimately, our goal over the next six years is to firmly establish American Woodmark as the number one player in the industry. We want to be the biggest, the best and the most profitable major cabinet Company in North America. We want to be a great Company.

     As we begin this new Vision, we face many challenges. The economic outlook is uncertain. Our customers are demanding more variety, higher quality and even better service. The industry has many capable suppliers. Our organization will have to develop all the necessary skills to achieve our ultimate Vision.

     We are, however, optimistic in the face of these challenges. American Woodmark is a financially sound Company with outstanding employees and strategic partnerships with the leading retailers, home builders and distributors in the country. We are confident that we will meet these challenges and that we will continue to grow and prosper.

     The growing family at American Woodmark has reached 4,000 strong. As individuals, these men and women are dedicated and resourceful. As a team, they are second to none. I am extremely proud of the way each and every member of our team responded to the challenges we faced over the past year. After a record first quarter, the economic slowdown took a toll on our second quarter performance. Instead of reducing expectations based on factors out of our control, our employees rededicated themselves to the values expressed in our Mission Statement. Through their creativity and hard work, we overcame these obstacles and posted both record revenue and income for the year. I congratulate these individuals and their teams for a job well done.

     I look forward to reporting our progress in fiscal 2002 on our journey to a new Vision for 2007. Thank you for your continuing support of American Woodmark.

James J. Gosa
President and Chief Executive Officer

4    American Woodmark Corporation

Five-Year Selected Financial Information

	Fiscal Years Ended April 30
	2001	2000	1999	1998	1997

Financial Statement Data
(in millions, except share data)
Net sales (1)	$416.7	$377.4	$320.3	$237.2	$216.5
Income before income taxes and cumulative
effect of accounting changes (2)	30.8	24.6	28.5	21.3	17.1
Net income	17.4	14.5	17.5	13.0	10.5
Earnings per share
Before cumulative effect of change in
accounting principles
Basic	2.36	1.82	2.23	1.68	1.37
Diluted	2.34	1.79	2.18	1.65	1.35
After cumulative effect of change in
accounting principles
Basic	2.16	1.82	2.23	1.68	1.37
Diluted	2.14	1.79	2.18	1.65	1.35
Depreciation and amortization expense	19.6	14.7	9.7	7.8	7.8
Total assets	180.4	166.7	140.6	106.5	87.2
Long-term debt	16.8	22.0	11.4	8.7	10.6
Shareholders’ equity	109.5	92.6	78.3	59.1	46.3
Cash dividends declared per share	.20	.19	.15	.11	.06
Average shares outstanding
Basic	8.1	8.0	7.9	7.8	7.7
Diluted	8.1	8.1	8.0	7.9	7.8

Percent of Sales
Gross profit	25.3%	24.3%	27.1%	29.0%	26.9%
Sales, general and administrative expenses	17.5	17.3	18.4	20.0	18.7
Income before income taxes and cumulative
effect of accounting changes	7.4	6.5	8.9	9.0	7.9
Net income	4.2	3.8	5.5	5.5	4.9

Ratio Analysis
Current ratio	1.5	1.5	1.7	1.9	1.9
Inventory turnover (3)	11.7	14.0	15.6	15.1	15.3
Percentage of capital (long-term debt plus equity):
Long-term debt	13.3%	19.2%	12.7%	12.8%	18.7%
Equity	86.7	80.8	87.3	87.2	81.3
Return on equity (average %)	17.7	16.9	25.5	24.7	25.7
Collection period — days (4)	34.6	37.9	39.4	37.2	36.1

(1)	Prior-year amounts have been reclassified to conform to the current year presentation under EITF 00-22, “Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future.”
(2)	Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). The cumulative effect of the change on retained earnings as of the beginning of fiscal year 2001 resulted in a charge to fiscal year 2001 income of $1.6 million.
(3)	Based on average of beginning and ending inventory.
(4)	Based on ratio of monthly average customer receivables to average sales per day.

2001 Annual Shareholders Report    5

Financial Review
2 0 0 1

Management’s Discussion and Analysis

Results of Operations
The following table sets forth certain income and expense items as a percentage of net sales.

		Percentage of Net Sales
		Years Ended April 30
	2001	2000	1999

Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	74.7	75.7	72.9
Gross profit	25.3	24.3	27.1
Selling and marketing expenses	13.8	13.2	13.2
General and administrative expenses	3.7	4.1	5.2
Restructuring costs	—	0.4	—
Operating income	7.8	6.5	8.7
Interest expense	0.3	0.1	0.1
Income before income taxes	7.4	6.5	8.9
Provision for income taxes	2.8	2.7	3.4
Net income	4.2	3.8	5.5

6   American Woodmark Corporation

Fiscal Year 2001 Compared to Fiscal Year 2000

Net sales for fiscal 2001 increased 10.4% to $416.7 million from $377.4 million in fiscal 2000. Improved sales were primarily the result of new product introductions and continued growth in all primary channels of distribution. In fiscal 2001, the average price per unit increased 10.5% over fiscal 2000. This increase was the result of a combination of improved product and channel mix and price increases implemented during the third quarter of fiscal 2000.

     Overall unit volume was even with prior year as the impact of exiting the OEM business during fiscal 2000 was offset by growth in the Company’s strategic channels of distribution. Within the home center channel, growth was driven by an increased product offering, by new programs and by the expansion of exclusive branding. Unit shipments to direct builders improved due to the combination of increased activity in the Company’s traditional markets and the start-up of new markets. Unit shipments to distributors improved due to the combination of increased volume with existing customers and agreements with new customers.

     Gross profit in fiscal 2001 increased to 25.3% from 24.3% in fiscal 2000. The increase in gross profit was the result of leverage as higher costs per unit for material, labor, overhead and freight were more than offset by improvements in the channel and product mix and the price increase implemented during the third quarter of fiscal 2000.

     Material cost per unit increased 5% from prior year due to a shift toward more material intensive products.

     Labor costs per unit in fiscal 2001 increased 8% over the prior fiscal year. Cost increases were the result of excess labor costs, especially during the second fiscal quarter, as actual volume was less than anticipated. The over-crewing in certain facilities, based on the actual versus expected volume, effectively decreased productivity. In addition, overall labor costs increased on a per unit basis as the newer plants produced a greater percentage of the overall volume. The newer facilities are not yet as efficient as the established facilities. Health care costs increased in fiscal 2001 due to an increase in the number of eligible employees.

     Overhead costs increased 11% on a per unit basis primarily due to increased depreciation expense on capacity added during fiscal 2000.

     Freight cost per unit increased 21% over prior year due to higher standard delivery rates from third-party carriers and increased cost for diesel fuel, which is passed on to the Company by its carriers in the form of a surcharge.

     Selling and marketing expenses as a percent of net sales for fiscal 2001 were 13.8%, up from 13.2% in fiscal 2000. The primary components of the increase were costs associated with promotional expenses relating to product merchandising programs and increases in staffing to support growth.

     General and administrative expenses for fiscal 2001 as a percent of sales were 3.7%, down from 4.1% in fiscal 2000. The decrease was primarily attributable to lower management information systems costs as the Company converted to a lower cost computing platform.

     Net interest expense for fiscal 2001 increased $969,000 from the prior year to $1,439,000. The increase was due to higher average borrowings throughout the year.

     Other income decreased $516,000 from income of $364,000 in fiscal 2000 to expense of $152,000 in fiscal 2001. The decrease was due to certain educational credits received in the prior year from economic development agencies and to miscellaneous expenses.

     The Company’s combined federal and state effective tax rate in fiscal 2001 was 38%, a decrease from 41% in fiscal 2000. The decrease was due primarily to the write-off of non-deductible goodwill in the prior year.

2001 Annual Shareholders Report    7

FINANCIAL REVIEW continued

Liquidity and Capital Resources

The Company’s operating activities generated $21.5 million in net cash during fiscal 2001 as compared to $21.3 million in the prior year. Cash generated from operations was essentially the same as the prior year, as an increase in net income, an increase in depreciation and amortization, a decrease in customer receivables and an increase in accrued liabilities offset the impact of the restructuring charge in the prior year, an increase in inventories, an increase in other assets and a decrease in accounts payable.

     The increase in the provision for depreciation and amortization was a result of the Company’s capital spending program. Customer receivables decreased from fiscal year 2000 to fiscal 2001 due to an improvement in collection performance and the impact of SAB 101. The increase in accrued liabilities was related to timing differences between the recognition of expenses and actual payment for certain items, most notably for amounts due under the Company’s performance-based employee incentive compensation programs. The increase in work-in-process inventories was due to additional facilities and product lines. The increase in finished goods inventories was due to the impact of SAB 101. The increase in other assets was due to promotional display additions associated with the Company’s continued growth, primarily in the home center channel. The accounts payable decrease was due to normal timing in the processing of vendor invoices. The Company has made no changes to payment practices.

     Capital spending decreased $23.3 million from the prior year as the Company’s expansion plans did not require the same level of aggressive capital spending as experienced during fiscal 2000. During fiscal 2001, the Company invested capital resources in new facilities, the expansion of existing facilities and capacity to support additional products. During fiscal 2001, the Company opened its second flatstock processing facility in Humboldt, Tennessee. In addition, the Company expanded the Monticello, Kentucky, facility to increase component production capacity. The Company expects that in order to support continued sales growth, it will be necessary to make continued investments in plant, property and equipment. Capital expenditures in fiscal 2002 are expected to be between $25 million and $30 million.

     The Company decreased overall debt by $4.9 million as cash flow from operations exceeded payments to acquire property, plant, and equipment from April 30, 2000 to April 30, 2001.

     On January 18, 2001, the Company announced that the Board of Directors had authorized the use of up to $10.0 million for the repurchase of the Company’s Common Stock. The Company repurchased $493,000 in Common Stock during fiscal 2001.

     Cash dividends of $1.6 million were paid on Common Stock during fiscal 2001.

     Cash flow from operations combined with accumulated cash on hand and available borrowing capacity is expected to be sufficient to meet forecasted working capital requirements, service existing debt obligations and fund capital expenditures for fiscal 2002.

Outlook for Fiscal 2002

The Company anticipates continued uncertainty regarding the strength and prospects for growth in the domestic economy through at least the first half of fiscal 2002. This uncertainty could result in lower, or even negative, growth rates in the relevant markets for the Company. While the Company expects to continue to increase sales and gain market share in a slow-growth market environment, the Company is not immune to the effects of overall market demand. Significant disruptions in demand for the Company’s products, which may result from lower overall remodeling and new construction activity, could result in less than anticipated growth for the Company.

     Based on currently available data, the Company does expect to realize higher sales during fiscal 2002 versus fiscal 2001.

8   American Woodmark Corporation

Assuming the company is successful in generating higher net sales, the Company should maintain or improve profitability performance over the same period of the prior year. Additional volume and improved efficiencies should be sufficient to offset the anticipated rise in other costs.

     Over the past three years the Company has significantly expanded overall capacity. Long-term projected growth, however, will require additional capital projects designed to increase both component and assembly manufacturing capacities. Planned for fiscal year 2002 are expansions of the Monticello, Kentucky, wood processing facility and the Kingman, Arizona, assembly facility. The Company also anticipates proceeding with site selection for two new facilities to support increased demand for both component and finished goods production. Additional capital spending will include projects planned to improve productivity, support cost-saving initiatives and replace aging equipment. Management establishes debt-to-equity targets in order to maintain the financial health of the Company and is prepared to trim investment plans to maintain financial strength.

     The aforementioned forward-looking statements should be read in combination with information presented in the Risk Factors section of Management’s Discussion and Analysis.

Fiscal Year 2000 Compared To Fiscal Year 1999

Net sales for fiscal 2000 increased 17.8% to $377.4 million from $320.3 million in fiscal 1999. Improved sales were the result of new product introductions and continued growth in all primary channels of distribution. In fiscal 2000, the average price per unit increased 6.2% over fiscal 1999. This increase was the result of a combination of improved product and channel mix and price increases implemented during the third quarters of fiscal 1999 and 2000.

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

     Gross profit in fiscal 2000 decreased to 24.3% from 27.1% in fiscal 1999. The decrease in gross profit was due to higher costs for labor, overhead, distribution and certain volume-based customer incentives. The Company experienced higher labor costs primarily due to the impact of new and inexperienced production employees hired to support the Company’s growth. Higher overhead costs were the result of start-up and increased depreciation expenses resulting from the Company’s capital investments in new facilities and other capacity expansions. Higher distribution costs were the result of increased standard freight rates from third-party carriers, increased fuel surcharges and changes to the network of third-party carriers used by the Company. Higher volume-based customer incentives were the result of changes in customer mix.

     Material cost per unit increased 2.6% from prior year due to a shift toward more material-intensive products and increased net scrap. The increase in net scrap was attributed to the relative inexperience of new production employees hired in fiscal 2000. The unfavorable impact of out-sourced components experienced in fiscal 1999 was substantially reduced through facility and process expansions that were completed in fiscal 2000.

     Labor costs per unit in fiscal 2000 increased approximately 12% over the prior fiscal year as productivity decreased. The decrease in labor productivity was attributed to ineffiencies experienced at the Company’s assembly facilities during the second and third fiscal quarters and the relative inefficiency of the new facilities due to the significant number of new, relatively inexperienced employees hired to increase capacity. Health care costs increased in fiscal

2001 Annual Shareholders Report    9

FINANCIAL REVIEW continued

2000 due to both an increase in the number of eligible employees and higher per capita claims.

     Freight cost per unit increased approximately 22% over prior year due to higher standard delivery rates from third-party carriers and increased cost for diesel fuel, which is passed on to the Company by its carriers in the form of a surcharge.

     Selling and marketing expenses as a percent of net sales were 13.2% in both fiscal 2000 and fiscal 1999.

     General and administrative expenses for fiscal 2000 as a percent of sales were 4.1%, down from 5.2% in fiscal 1999. Year-over-year increases in payroll and bad debt expenses were more than offset by a reduction in expense for employee incentives. Bad debt expense increased as a result of ongoing evaluation of the collectibility of accounts receivable. The reduction in employee incentives was due to Company performance versus predetermined targets.

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

     Net interest expense for fiscal 2000 increased $107,000 from the prior year to $470,000. Additional interest expense on increased debt was partially offset by capitalized interest. Capitalized interest increased from $332,000 to $589,000 as the Company continued its capital spending plan to increase capacity. Total debt increased $10.5 million during fiscal 2000 primarily through borrowings against the Company’s five-year revolving credit facility.

     Other income decreased $635,000 from $999,000 in fiscal 1999 to $364,000 in fiscal 2000. The decrease was due to the reduction in interest earned from short-term cash investments.

     The Company’s combined federal and state effective tax rate in fiscal 2000 was 41%, an increase from 39% in fiscal 1999. The increase was due to the write-off of non-deductible goodwill and a reduction in tax-exempt interest earned.

Legal Matters

The Company is involved in various suits and claims in the normal course of business, which include claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such suits and EEOC claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have any material adverse effect on the Company’s operating results or financial position.

Recent Accounting Pronouncements

Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Previously, the Company recognized revenue on the date shipments were transferred to independent third-party carriers for delivery to the customer.

10   American Woodmark Corporation

Under the new accounting rule, the Company now recognizes revenue when both title and risk of loss transfers to the customer. Revenue is based on invoice price less allowances for sales returns, cash discounts and other deductions as required by current generally accepted accounting standards. The cumulative effect of the change on prior years’ retained earnings resulted in an after-tax charge to fiscal 2001 income of $1.6 million. As a result of the adoption of SAB 101, approximately $7.3 million in revenue that had been realized in fiscal 2000 was recognized in the first quarter of fiscal 2001. Had SAB 101 been effective for all prior fiscal years presented, the pro forma net income and earnings per share would not have been materially different from the previously reported results.

     In January 2001, the Financial Accounting Standards Board’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-22, “Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future.” The Company was required to adopt EITF 00-22 in fiscal 2001. EITF 00-22 requires that certain volume-based rebates to customers be classified as a reduction of revenue. Certain amounts previously classified by the Company as selling and marketing expenses have been reclassified to net sales for all periods presented.

     In April 2001, the Financial Accounting Standards Board’s EITF reached a consensus on Issue No. 00-25, “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services.” The Company is required to adopt EITF 00-25 no later than the fourth fiscal quarter of fiscal 2002. EITF 00-25 requires that certain activities such as the payment of “slotting fees,” cooperative advertising arrangements and “buy downs” be classified as a reduction in revenue. The adoption of EITF 00-25 will have no impact on the net income or earnings per share of the Company. The impact on the consolidated financial statements at adoption will result in a material adjustment to both net sales and selling and marketing expense as the Company currently classifies some of the defined activities as expense.

     The Company will be required to adopt SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities” in the first quarter of fiscal 2002. The new standards establish accounting and reporting requirements for derivative instruments and hedging activities. The adoption will not have a material impact on the Company’s financial position or results from operations.

Dividends Declared

On May 16, 2001, the Board of Directors approved a $.05 per share cash dividend on its Common Stock. The cash dividend was paid on June 12, 2001, to shareholders of record on May 31, 2001.

Risk Factors

The Company’s business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters.

     The costs of the Company’s products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressures and commodity price increases have been relatively modest over the past five years, except for lumber prices, which rose significantly during fiscal 1997. The Company has generally been able over time to recover the effects of inflation and commodity price fluctuations through sales price increases.

     The Company is also exposed to changes in interest rates primarily from its long-term debt arrangements and, secondarily, its investments in securities. The Company uses interest rate swap agreements to manage exposure to interest rate changes on certain long-term borrowings. The Company has variable-rate debt instruments

2001 Annual Shareholders Report    11

FINANCIAL REVIEW continued

representing approximately 56% of its total long-term debt at April 30, 2001. If interest rates average 100 basis points more in fiscal 2002 than during fiscal 2001, the Company’s interest expense would be increased by approximately $104,000. These amounts are determined by considering the impact of the hypothetical interest rates on the Company’s variable-rate, long-term debt at April 30, 2001, after giving consideration to variable-rate debt for which the rate has been fixed via an interest rate swap.

     While the Company is not currently aware of any other events that would result in a material decline in earnings from fiscal 2001, we participate in an industry that is subject to rapidly changing conditions. The preceding forward-looking statements are based on current expectations, but there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, especially the home center industry, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase in the cost of diesel fuel, and/or transportation related services, (6) the need to respond to price or product initiatives launched by a competitor, (7) a significant investment which provides a substantial opportunity to increase long-term performance and (8) sales growth at a rate that outpaces the Company’s ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on short-term operating results.

12   American Woodmark Corporation

Quarterly results of Operations (Unaudited)

	Previously	(a)	Previously	(a)	Previously	(a)
	Reported	Restated	Reported	Restated	Reported	Restated
FY 2001	07/31/00	07/31/00	10/31/00	10/31/00	01/31/01	01/31/01	04/30/01

(in thousands, except share amounts)
Net Sales	$106,491	$104,297	$107,209	$103,857	$101,179	$98,940	$109,575
Gross Profit	29,192	26,431	27,409	24,295	26,308	23,798	30,926
Income before income taxes	8,516	8,627	5,864	5,683	5,504	5,715	10,750
Net income before cumulative
effect of change in accounting
principles	5,106	5,181	3,522	3,401	3,299	3,431	6,990
Cumulative effect of change
in accounting principles	—	(1,583)	—	—	—	—	—
Net income	$5,106	$3,598	$3,522	$3,401	$3,299	$3,431	$6,990
Earnings per share:
Net income before cumulative
effect of change in accounting
principles
Basic	$0.64	$0.65	$0.44	$0.42	$0.41	$0.42	$0.86
Diluted	0.63	0.64	0.43	0.42	0.41	0.42	0.85
Cumulative effect of change
in accounting principle	—	(0.20)	—	—	—	—	—
Net income
Basic	$0.64	$0.45	$0.44	$0.42	$0.41	$0.42	$0.86
Diluted	0.63	0.44	0.43	0.42	0.41	0.42	0.85
FY 2000(b)

Net Sales	$91,883	—	$96,821	—	$89,402	—	$99,268
Gross Profit	23,779	—	23,071	—	19,909	—	24,756
Income before income taxes	7,584	—	6,727	—	4,591	—	5,653	(c)
Net income	4,614	—	4,100	—	2,562	—	3,191
Earnings per share:
Net income
Basic	$0.58	—	$0.52	—	$0.32	—	$0.40
Diluted	0.57	—	0.51	—	0.32	—	0.39

(a)	Amounts have been restated for the adoption of SAB 101, “Revenue Recognition in Financial Statements” in the fourth quarter which was applied retroactively to May 1, 2000. Certain amounts have also been reclassified for the adoption of EITF 00-22, “Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future.”
(b)	Amounts have been reclassified to conform to the current year presentation.
(c)	Income before income taxes for the fourth quarter of fiscal 2000 includes $1,530,000 in restructuring charges.

2001 Annual Shareholders Report    13

FINANCIAL REVIEW continued

Consolidated Balance Sheet

		April 30
(in thousands, except share amounts)	2001		2000

Assets
Current Assets

Cash and cash equivalents	$1,714		$4,183
Customer receivables	29,410		35,813
Inventories	30,267		22,739
Prepaid expenses and other	1,728		1,826
Deferred income taxes	4,760		3,074

Total Current Assets	67,879		67,635

Property, Plant and Equipment	93,641		86,954
Promotional Displays	15,761		10,099
Other Assets	3,087		1,968

	$180,368		$166,656

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$17,038		$20,195
Accrued compensation and related expenses	16,269		15,154
Current maturities of long-term debt	2,118		1,876
Accrued marketing expenses	3,505		3,148
Other accrued expenses	6,289		5,211

Total Current Liabilities	45,219		45,584

Long-Term Debt, less current maturities	16,819		22,009
Deferred Income Taxes	7,246		4,897
Long-Term Pension Liabilities	1,571		1,554
Commitments and Contingencies	—		—
Shareholders’ Equity
Preferred stock, $1.00 par value;
2,000,000 shares authorized, none issued
Common stock, no par value; 20,000,000
shares authorized; issued and outstanding shares:
8,079,093-2001; 8,010,427-2000	24,412		22,896
Retained earnings	85,101		69,716

Total Shareholders’ Equity	109,513		92,612

	$180,368		$166,656

See notes to consolidated financial statements.

14   American Woodmark Corporation

Consolidated Statement of Income and Retained Earnings

	Years Ended April 30
(in thousands, except share amounts)	2001	2000	1999

Net sales	$416,668	$377,374	$320,279
Cost of sales and distribution	311,217	285,859	233,414

Gross Profit	105,451	91,515	86,865
Selling and marketing expenses	57,653	49,789	42,387
General and administrative expenses	15,433	15,535	16,567
Restructuring costs	—	1,530	—

Operating Income	32,365	24,661	27,911
Interest expense	1,439	470	363
Other (income) expense	152	(364)	(999)

Income Before Income Taxes and Cumulative
Effect of Accounting Change	30,774	24,555	28,547
Provision for income taxes	11,771	10,088	11,038

Income Before Cumulative Effect of Accounting Change	19,003	14,467	17,509
Cumulative effect of accounting change, net of tax	(1,583)	—	—

Net Income	17,420	14,467	17,509
Retained Earnings, Beginning of Year	69,716	56,762	40,433
Stock repurchases	(423)	—	—
Cash dividends	(1,612)	(1,513)	(1,180)

Retained Earnings, End of Year	$85,101	$69,716	$56,762

Share Information
Earnings per share
Before cumulative effect of change in accounting principles
Basic	$2.36	$1.82	$2.23
Diluted	2.34	1.79	2.18
After cumulative effect of change in accounting principles
Basic	$2.16	$1.82	$2.23
Diluted	2.14	1.79	2.18
Cash dividends per share	.20	.19	.15

See notes to consolidated financial statements.

2001 Annual Shareholders Report    15

FINANCIAL REVIEW continued

Consolidated Statement of Cash Flows

	Years Ended April 30
(in thousands)	2001	2000	1999

Operating Activities
Net Income	$17,420	$14,467	$17,509
Adjustments to reconcile net income to net
cash provided by operating activities:
Cumulative effect of change in accounting principles	1,583	—	—
Provision for depreciation and amortization	19,635	14,712	9,690
Net (gain) loss on disposal of property, plant, and equipment	22	28	(17)
Deferred income taxes	2,187	121	79
Restructuring costs	—	1,530	—
Other non-cash items	2,316	2,564	1,436
Changes in operating assets and liabilities:
Customer receivables	(1,959)	1,907	(10,807)
Inventories	(4,183)	(5,566)	(5,532)
Other assets	(14,660)	(9,091)	(8,645)
Accounts payable	(2,462)	1,276	5,648
Accrued compensation and related expenses	1,115	(1,412)	3,542
Other	477	716	(429)

Net Cash Provided by Operating Activities	21,491	21,252	12,474

Investing Activities
Payments to acquire property, plant, and equipment	(17,445)	(40,787)	(21,691)
Proceeds from sales of property, plant, and equipment	26	16	39

Net Cash Used by Investing Activities	(17,419)	(40,771)	(21,652)

Financing Activities
Payment of loans	—	—	(1,119)
Payments of long-term debt	(123,698)	(61,974)	(3,790)
Proceeds from long-term borrowings	118,750	72,700	5,000
Common Stock issued through stock option plans	512	324	507
Repurchase of common stock	(493)	—	—
Dividends paid	(1,612)	(1,513)	(1,180)

Net Cash Provided (Used) by Financing Activities	(6,541)	9,537	(582)

Decrease in Cash and Cash Equivalents	(2,469)	(9,982)	(9,760)
Cash and Cash Equivalents, Beginning of Year	4,183	14,165	23,925

Cash and Cash Equivalents, End of Year	$1,714	$4,183	$14,165

See notes to consolidated financial statements.

16   American Woodmark Corporation

Notes

To Consolidated Financial Statements

Note A — Significant Accounting Policies

The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company’s products are sold across the United States through a network of independent distributors and directly to home centers, major builders and home manufacturers.

     The following is a description of the more significant accounting policies of the Company.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     Revenue Recognition: Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Previously, the Company recognized revenue on the date shipments were transferred to independent third-party carriers for delivery to the customer. Under the new accounting rule, the Company now recognizes revenue when both title and risk of loss transfers to the customer. Revenue is based on invoice price less allowances for sales returns, cash discounts and other deductions as required by current generally accepted accounting standards. The cumulative effect of the change on prior years’ retained earnings resulted in a charge to fiscal 2001 income of $2.6 million pre-tax and $1.6 million after tax. As a result of the adoption of SAB 101, approximately $7.3 million in revenue that had been realized in fiscal 2000 was recognized in the first quarter of fiscal 2001. Had SAB 101 been effective for all prior fiscal years presented, the pro forma net income and earnings per share would not have been materially different from the previously reported results.

     Advertising Costs: Advertising costs are expensed in the fiscal year incurred.

     Cash and Cash Equivalents: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximate cost). The Company considers all highly liquid short-term investments with maturity of three months or less when purchased to be cash equivalents.

     Inventories: Inventories are stated at lower of cost or market. Inventory costs were determined principally by the last-in, first-out (LIFO) method.

     The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.

     Promotional Displays: The Company’s investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over the estimated period of benefit (approximately 30 months).

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

2001 Annual Shareholders Report    17

FINANCIAL REVIEW continued

     Fair Value of Financial Instruments: The carrying amounts of the Company’s cash and cash equivalents, customer receivables, accounts payable and long-term debt approximate fair value. The fair value of interest rate swaps is immaterial.

     Stock-Based Compensation: As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. (See Note F to the Consolidated Financial Statements.)

     New Accounting Rules: In January 2001, the Financial Accounting Standards Board’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-22, “Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to be Delivered in the Future.” The Company was required to adopt EITF 00-22 in fiscal 2001. EITF 00-22 requires that certain volume-based rebates to customers be classified as a reduction of revenue. Certain amounts previously classified by the Company as selling and marketing expenses have been reclassified to net sales for all periods presented.

     In April 2001, the Financial Accounting Standards Board’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-25, “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services.” The Company is required to adopt EITF 00-25 no later than the fourth fiscal quarter of fiscal 2002. EITF 00-25 requires that certain activities such as the payment of “slotting fees,” cooperative advertising arrangements and “buy downs” be classified as a reduction in revenue. The adoption of EITF 00-25 will have no impact on the net income or earnings per share of theCompany. The impact on the consolidated financial statements at adoption will result in a material adjustment to both net sales and selling and marketing expense as the Company currently classifies some of the defined activities as expense.

     The Company will be required to adopt SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities” in the first quarter of fiscal 2002. The new standards establish accounting and reporting requirements for derivative instruments and hedging activities. The adoption will not have a material impact on the Company’s financial position or results from operations.

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

     Reclassifications: Certain prior years’ amounts have been reclassified to conform to the current year’s presentation.

Note B — Customer Receivables

The components of customer receivables were:

	April 30
(in thousands)	2001	2000

Gross customer receivables	$34,066	$39,298
Less:
Allowance for bad debt	(1,350)	(769)
Allowance for returns
and discounts	(3,306)	(2,716)

Net customer receivables	$29,410	$35,813

18   American Woodmark Corporation

Note C — Inventories
The components of inventories were:

	April 30
(in thousands)	2001	2000

Raw materials	$12,041	$12,136
Work-in-process	20,600	17,246
Finished goods	5,079	1,006

Total FIFO inventories	37,720	30,388
Reserve to adjust inventories to LIFO value	(7,453)	(7,649)

Total inventories	$30,267	$22,739

Note D — Property, Plant and Equipment
The components of property, plant and equipment were:

	April 30
(in thousands)	2001	2000

Land	$1,506	$1,506
Buildings and improvements	39,082	33,718
Buildings and improvements – capital leases	9,195	8,043
Machinery and equipment	106,098	88,926
Machinery and equipment – capital leases	436	25
Construction in progress	1,101	9,759

	157,418	141,977
Less allowance for depreciation	(63,777)	(55,023)

Total	$93,641	$86,954

Depreciation expense amounted to $10,727, $7,490, and $5,184 in fiscal 2001, 2000, and 1999, respectively.

Note E — Loans Payable and Long-Term Debt
Maturities of long-term debt are as follows:

			Fiscal Years Ending April 30
						2007 and
						There-	Total
(in thousands)	2002	2003	2004	2005	2006	after	Outstanding

Revolving Credit Facility	$—	$—	$—	$8,650	$—	$—	$8,650
Term Loans	597	611	617	123	130	803	2,881
Industrial revenue bonds	925	2,500	—	—	—	—	3,425
Capital lease obligations	596	608	640	675	712	750	3,981

Total	$2,118	$3,719	$1,257	$9,448	$842	$1,553	$18,937

Less current maturities							$2,118

Total long-term debt							$16,819

2001 Annual Shareholders Report    19

FINANCIAL REVIEW continued

     The Company’s primary loan agreement provides for a five-year $45 million revolving credit facility, which expires on February 7, 2005. Borrowings under the revolving credit facility bear interest at the LIBOR rate (4.46% at April 30, 2001) plus a spread (0.68% at April 30, 2001) based on Total Funded Debt to earnings, before deduction of interest and taxes, plus depreciation and amortization (EBITDA).

     The Company employs straightforward interest rate swap agreements to assist in maintaining a balance between fixed and variable interest rates on outstanding debt. Any deferred gain or loss associated with the swap agreements is accounted for over the life of the swaps at the fixed rate stipulated in the executed agreements. On April 30, 2001, these amounts were immaterial. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type financial instruments.

     On April 30, 2001, term loans of $2.9 million were outstanding. The term loans bore an average interest rate of 5.7% on April 30, 2001.

     On April 30, 2001, the Company had $3.4 million outstanding in industrial revenue bonds, maturing at various dates through 2003. Due to an interest rate swap agreement, a fixed rate of approximately 5.0% applies to $3.0 million through December 1, 2002. The variable rate that would have applied without the rate swap was 4.4% on April 30, 2001. On the remaining $675,000 of outstanding bonds, the variable interest rate was 4.4% on April 30, 2001.

     Substantially all of the industrial revenue bonds are redeemable at the option of the bondholder. The Company has irrevocable arrangements to refinance these bonds on a long-term basis in the event they are redeemed.

     The average interest rate on the Company’s capital lease obligations was 5.4% on April 30, 2001. These obligations mature through 2008.

     On May 31, 2001, the Company reduced the amount available under the revolving credit facility to $35 million and entered into a $10 million term loan. The term loan matures on May 31, 2006, and carries a fixed interest rate of 6.0% via an interest rate swap.

     The Company’s loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. A portion of the assets of the Company are pledged as collateral under the industrial revenue bond agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2001.

     Interest paid was $1,439,000, $1,290,000 and $923,000, during fiscal 2001, 2000, and 1999, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

     Interest capitalized was $342,000, $589,000, and $332,000 during fiscal 2001, 2000, and 1999, respectively.

Note F — Shareholders’ Equity

Common Stock

Transactions affecting Common Stock were as follows:

	Shares	Amount
	Outstanding	(in thousands)

Balance at April 30, 1998	7,800,886	$18,704
Stock options exercised	37,346	507
Stock issued to AWSOP	29,969	897
Stock issued for Knapp
Acquisition	47,934	1,467

Balance at April 30, 1999	7,916,135	21,575
Stock options exercised	48,385	324
Stock issued to AWSOP	45,907	997

Balance at April 30, 2000	8,010,427	22,896
Stock options exercised	33,197	512
Stock issued to AWSOP	58,469	1,074
Stock repurchases	(23,000)	(70)

Balance at April 30, 2001	8,079,093	$24,412

20   American Woodmark Corporation

Employee Stock Ownership Plan

In fiscal 1990, the Company instituted the American Woodmark Stock Ownership Plan (AWSOP). Under this plan, all employees over the age of 18 who have been employed by the Company for a minimum of one year are eligible to receive Company stock through a profit-sharing contribution and a 401(k) matching contribution based upon the employee’s contribution to the plan.

     Profit-sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit-sharing contributions of $566,000, $439,000, and $526,000, in fiscal 2001, 2000, and 1999, respectively.

     The Company matches 401(k) contributions in the amount of 50% of an employee’s contribution to the plan up to 3% of base salary for an effective maximum Company contribution of 1.5% of base salary. The expense for 401(k) matching contributions for this plan was $753,000, $684,000, and $623,000 in fiscal 2001, 2000, and 1999, respectively.

Stock Options

In August 1999, shareholders approved a stock option plan for key employees of the Company. Under the plan, up to 1,000,000 shares of Common Stock may be granted as options, with the term of options granted not exceeding ten years. Options granted are subject to vesting conditions and other requirements prescribed by a participant’s stock option agreement. Options vest over three years on a straight-line basis.

     In August 1996, shareholders approved a stock option plan for key employees of the Company. Under the plan, up to 750,000 shares of Common Stock may be granted as options, with the term of options granted not exceeding ten years. Options granted are subject to vesting conditions and other requirements prescribed by a participant’s stock option agreement. Options vest over three years on a straight-line basis.

     In August 2000, shareholders approved a stock option plan for non-employee directors. Under the 2000 plan, up to 30,000 shares of Common Stock may be granted as options, with each non-employee director receiving an option to purchase 1,000 shares on the anniversary date of the plan. Outstanding options under the plan are exercisable in annual cumulative increments of 33.33% of options granted beginning one year after the date of grant and must be exercised within twelve months after cumulative increments exercisable equal 100% of options granted, at which time options expire.

     The Company has adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Since the exercise price for all options granted is the fair market value of the Company’s stock, no compensation cost has been recognized for the stock option plans.

     For the years ended April 30, 2001, 2000 and 1999, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows:

2001 Annual Shareholders Report    21

FINANCIAL REVIEW continued

(in thousands, except share amounts)	2001	2000	1999

Net Income before cumulative effect of change
in accounting principles	$17,961	$13,199	$16,573
Cumulative effect of change in accounting principle	(1,583)	—	—
Net Income	16,378	13,199	16,573
Net Income per common share:
Net income before cumulative effect of change
in accounting principles
Basic	2.22	1.66	2.11
Diluted	2.21	1.64	2.04
Cumulative effect of change in accounting principle
Basic	(0.20)	—	—
Diluted	(0.20)	—	—

     To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include a dividend yield of 0.8% and the following:

	2001	2000	1999

Expected Volatility	0.475	0.475	0.479
Risk-free interest rates	5.50%	5.75%	5.50%
Expected life in years	6.0	6.0	5.5
Weighted-average fair value per share	$9.76	$18.58	$14.07

     The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

	2001	2000	1999

Outstanding at beginning of year	647,800	575,251	480,351
Granted	274,000	143,500	137,100
Exercised	(35,933)	(48,350)	(39,050)
Expired or cancelled	(48,600)	(22,601)	(3,150)

Outstanding at April 30	837,267	647,800	575,251

Exercisable at April 30	456,423	347,868	216,202
Available for future issuance at April 30	863,496	1,081,828	202,429

Weighted average exercise prices (in dollars):
Outstanding at beginning of year	$21.55	$21.27	$11.71
Granted	19.93	37.42	29.57
Exercised	12.35	5.51	8.29
Expired or cancelled	28.45	20.90	10.13
Outstanding at April 30	21.01	21.55	21.27
Exercisable at April 30	$16.52	$14.13	$10.06

22   American Woodmark Corporation

     The following table summarizes information about stock options outstanding at April 30, 2001 [remaining lives (in years) and exercise prices are weighted-averages]:

	Options Outstanding			Options Exercisable

Option Price		Remaining	Exercise		Exercise
per Share	Options	Life	Price	Options	Price

$5.25-$6.50	100,300	5.2	$6.06	100,300	$6.06
$9.25-$14.44	46,350	5.8	12.18	46,350	12.18
$15.56-$18.94	338,217	7.4	17.48	194,417	16.68
$21.72-$37.81	352,400	8.0	29.81	115,356	27.07

Earnings Per Share

The following table summarizes the computations of basic and diluted earnings per share:

	Fiscal Years Ended April 30
(in thousands, except share amounts)	2001	2000	1999

Numerator used in basic and diluted earnings per common share:
Net income	$17,420	$14,467	$17,509

Denominator:
Denominator for basic earnings per common share –
weighted-average shares	8,057	7,960	7,856
Effect of dilutive securities:
Stock options	87	135	191

Denominator for diluted earnings per common share –
weighted-average shares and assumed conversions	8,144	8,095	8,047

Earnings per common share
Before cumulative effect of change in accounting principles
Basic	$2.36	$1.82	$2.23
Diluted	$2.34	$1.79	$2.18
After cumulative effect of change in accounting principles
Basic	$2.16	$1.82	$2.23
Diluted	$2.14	$1.79	$2.18

2001 Annual Shareholders Report    23

FINANCIAL REVIEW continued

Note G — Pension Benefits

The following information is disclosed in accordance with the requirements of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which the Company adopted in 1999. The Company has two defined benefit plans covering virtually all of the Company’s employees.

	Pension Benefits
(in thousands)	2001	2000

Change in Benefit
Obligation
Benefit obligation at
beginning of year	$24,981	$24,734
Service cost	1,402	1,439
Interest cost	1,916	1,776
Amendments	55	92
Actuarial gains	(200)	(2,517)
Benefits paid	(626)	(543)

Benefit obligation at end
of year	$27,528	$24,981

Change in Plan Assets
Fair value of plan assets at
beginning of year	$23,582	$21,626
Actual return on plan assets	(1,428)	928
Company contributions	3,333	1,571
Benefits paid	(626)	(543)

Fair value of plan assets at
end of year	$24,861	$23,582

Funded status of the plans	$(2,667)	$(1,399)
Unamortized prior service cost	610	664

Unrecognized net
actuarial loss (gain)	2,637	(509)
Unrecognized net transition
obligation	8	82

Prepaid (accrued) benefit cost	$588	$(1,162)
Amounts Recognized in the
Consolidated Balance Sheet
Prepaid benefit cost	$2,550	$1,389

Accrued benefit liability	(1,962)	(2,551)

Net amount recognized	$588	$(1,162)

Weighted-Average
Assumptions as of April 30
Discount rate	7.65%	7.75%
Expected return on plan assets	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%

     For fiscal 2000 and fiscal 2001, both of the Company’s pension plans contained total assets in excess of the accumulated benefit obligation for the plan.

		Pension Benefits
(in thousands)	2001	2000	1999

Components of
Net Periodic
Benefit Cost
Service cost	$1,402	$1,439	$1,137
Interest cost	1,916	1,776	1,544
Expected return on
plan assets	(1,918)	(1,742)	(1,598)
Amortization of the
unrecognized
transition
obligation	75	82	82
Amortization of
prior service cost	109	106	90

Benefit cost	$1,584	$1,661	$1,255

Note H — Income Taxes

The provision for income taxes on income before the cumulative effect of accounting change was comprised of the following:

	Fiscal Years Ended April 30

(in thousands)	2001	2000	1999

Current
Federal	$8,406	$8,651	$9,451
State	1,178	1,316	1,508

Total current	9,584	9,967	10,959

Deferred (benefit)
Federal	1,927	124	87
State	260	(3)	(8)

Total deferred	2,187	121	79

Total provision	$11,771	$10,088	$11,038

24    2001 Annual Shareholders Report

     The Company’s effective income tax rate varied from the federal statutory rate as follows:

	Fiscal Years Ended April 30
	2001	2000	1999

Federal statutory rate	35%	35%	35%
Permanent differences	—	2	—
State income taxes, net
of federal tax effect	3	4	4

Effective income tax rate	38%	41%	39%

     Income taxes paid were $9,235,000, $9,939,000, and $10,944,000 for fiscal years 2001, 2000, and 1999, respectively.

     The significant components of deferred tax assets and liabilities were as follows:

	April 30
(in thousands)	2001	2000

Deferred tax assets
Accounts receivable	$2,590	$1,199
Employee benefits	651	763
Product liability	1,020	1,020
Other	281	459

Total	4,542	3,441
Deferred tax liabilities
Depreciation	6,219	4,386
Inventory	393	463
Other	416	415

Total	7,028	5,264
Net deferred tax liability	$2,486	$1,823

Note I — Restructuring

The Company acquired Knapp Woodworking, Inc., in 1998 in order to develop a line of custom cabinets for the home center industry. During the year ended April 30, 2000, the Company made the decision to abandon the effort to develop this line and to convert the manufacturing facility acquired in the transaction to a component plant supporting the production of the Company’s other products. As a result, the Company recorded a restructuring charge of $1.5 million including $884,000 for goodwill impairment, $300,000 for impairment of promotional displays and $316,000 for impairment of certain other assets. As of April 30, 2001, activity relating to the restructuring was completed.

Note J — Commitments and Contingencies

Legal Matters

The Company is involved in various suits and claims in the normal course of business which include claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such suits and EEOC claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have a material adverse effect on the Company’s results of operations or financial position.

Lease Agreements

The Company leases three office buildings, a manufacturing building, nine service centers and certain equipment. Total rental expenses amounted to approximately $4,840,000, $5,016,000, and $4,699,000, in fiscal 2001, 2000, and 1999, respectively. Minimum rental commitments as of April 30, 2001, under noncancelable leases are as follows:

Fiscal Year	Operating	Capital

(in thousands)
2002	$2,475	$801
2003	1,495	780
2004	827	780
2005	614	780
2006	568	780
2007 (and thereafter)		780
	$5,979	$4,701

Less amounts representing interest		(720)

Total obligation under capital lease		$3,981

2001 Annual Shareholders Report    25

FINANCIAL REVIEW continued

Related Parties

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The lease term has five remaining years with one five-year renewal period available at the Company’s option. Under this agreement, rental expense was $398,000, $391,000, and $386,000, in fiscal 2001, 2000, and 1999, respectively. Rent during the remaining term of approximately $398,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

Note K — Other Information

Credit is extended to customers based on an evaluation of the customer’s financial condition and generally collateral is not required. The Company’s customers operate in the new home construction and home remodeling markets. At April 30, 2001, the Company’s two largest customers, Customers A and B, represented 34.5% and 12.7% of the Company’s customer receivables, respectively.

     The following table summarizes the percentage of sales to the Company’s two largest customers for the last three fiscal years:

	Percent of Annual Sales
	2001	2000	1999

Customer A	42.1	39.6	34.1
Customer B	17.8	16.0	13.5

     The Company maintains an allowance for bad debt based upon management’s evaluation and judgment of potential net loss. The allowance is estimated based upon historical experience, the effects of current developments and economic conditions, and of customers’ current and anticipated financial condition. Estimates and assumptions are periodically reviewed and updated. Any resulting adjustments to the allowance are reflected in current operating results.

26   American Woodmark Corporation

Management’s Report

The accompanying consolidated financial statements, which include the notes thereto, are the responsibility of and have been prepared by the management of American Woodmark. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management’s best estimates and judgments. Financial information throughout this annual report is consistent with the consolidated financial statements.

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

     To ensure that the system of internal controls operates effectively, management and the internal audit staff review and monitor internal controls on an ongoing basis. In addition, as part of the audit of the consolidated financial statements, the Company’s independent auditors evaluate selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be performed. The Company believes its system of internal controls is adequate to accomplish the intended objectives, and continues its efforts to further improve those controls.

     The Audit Committee of the Board of Directors, which is composed entirely of non-management Directors, oversees the Company’s financial reporting and internal control functions. The Audit Committee meets periodically and separately with Company management, the internal audit staff, and the independent auditors to ensure these individuals are fulfilling their obligations and to discuss auditing, internal control and financial reporting matters. The Audit Committee reports its findings to the Board of Directors. The independent auditors and the internal audit staff have unrestricted access to the Audit Committee.

James J. Gosa
President and Chief Executive Officer

Kent B. Guichard
Senior Vice President, Finance and
Chief Financial Officer

2001 Annual Shareholders Report 27

FINANCIAL REVIEW continued

Report
of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors
American Woodmark Corporation

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation as of April 30, 2001 and 2000, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended April 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Woodmark Corporation at April 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note A to the Consolidated Financial Statements, in fiscal 2001 the Company changed its method of accounting for revenue from sales to customers.

Baltimore, Maryland
June 8, 2001

28   American Woodmark Corporation

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
Operating Partner
Kier Group Holding, LLC

C. Anthony Wainwright
Director;
Vice Chairman
McKinney & Silver

Kent J. Hussey
Director;
President and Chief Operating Officer
Rayovac Corporation

Albert L. Prillaman
Director;
Chairman, Chief Executive Officer and President
Stanley Furniture Company, Inc.

Corporate Information

Annual Meeting
The Annual Meeting of Shareholders of
American Woodmark Corporation will be held on
August 30, 2001, at 9:00 a.m. at the Hampton Inn
at 1204 Berryville Avenue in Winchester, Virginia.

Annual Report on Form 10-K
A copy of the Company’s Annual Report on Form
10-K for the fiscal year ended April 30, 2001, may be
obtained free of charge by writing:
    Kent Guichard
    Senior Vice President, Finance and
    Chief Financial Officer
    American Woodmark Corporation
    PO Box 1980
    Winchester, VA 22604-8090

Corporate Headquarters
American Woodmark Corporation
3102 Shawnee Drive
Winchester, VA 22601-4208
(540) 665-9100

Mailing Address
PO Box 1980
Winchester, VA 22604-8090

Transfer Agent
American Stock Transfer & Trust Company
(800) 937-5449

American Woodmark®
is a trademark of American Woodmark Corporation.

Thomasville®
is a trademark of Thomasville Furniture Industries, Inc.

©2001 American Woodmark Corporation

Printed in U.S.A.

29

American Woodmark Corporation
3102 Shawnee Drive
Winchester, Virginia 22601-4208
(540) 665-9100
(540) 665-9176 Fax