Form 10-K, Exhibit 13
period 2002-04-30
AMERICAN WOODMARK CORP
filed 2002-07-17
CIK 794619

M i s s i o n  S t a t e m e n t

CREATING VALUE

T h r o u g h  P e o p l e

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

2002 Annual Shareholders Report  1

COMPANY PROFILE

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates thirteen manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Minnesota, Oklahoma, Tennessee, Virginia, and West Virginia and eight service centers across the country.

American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July, 1986.

The Company offers approximately 150 cabinet lines in a wide variety of designs, materials and finishes. Products are sold across the United States through a network of independent distributors and directly to home centers and major builders. Approximately 65% of sales during fiscal year 2002 were to the remodeling market and 35% to the new home market.

The Company believes it is one of the three largest manufacturers of kitchen cabinets in the United States.

MARKET INFORMATION

American Woodmark Corporation Common Stock, no par value, is quoted on The Nasdaq Stock Market under the “AMWD” symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

	Market Price		Dividends Declared
	High	Low
	(in dollars)
Fiscal 2002
First quarter	$48.85	$25.68	$.05
Second quarter	52.00	26.18	.05
Third quarter	64.00	34.00	.05
Fourth quarter	73.25	55.95	.05

Fiscal 2001
First quarter	$22.25	$16.81	$.05
Second quarter	24.88	17.50	.05
Third quarter	21.25	14.50	.05
Fourth quarter	27.59	18.19	.05

As of April 30, 2002, there were approximately 7,050 shareholders of the Company’s Common Stock. Included are approximately 84% of the Company’s employees, who are shareholders through the American Woodmark Stock Ownership Plan.

FINANCIAL HIGHLIGHTS

	Fiscal Years Ended April 30
	2002	2001	2000
	(in thousands, except share data)
Operations
Net sales	$499,046	$404,134	$367,956
Operating income	53,724	32,365	24,661
Income before income taxes and cumulative effect of accounting changes	53,115	30,774	24,555
Net income	32,155	17,420	14,467
Earnings per share
Before cumulative effect of change in accounting principle
Basic	$3.93	$2.36	$1.82
Diluted	3.81	2.34	1.79
After cumulative effect of change in accounting principle
Basic	3.93	2.16	1.82
Diluted	3.81	2.14	1.79
Average shares outstanding
Basic	8,173	8,057	7,960
Diluted	8,436	8,144	8,095
Financial Position
Working capital	$26,114	$22,660	$22,051
Total assets	234,222	180,368	166,656
Long-term debt	14,398	16,819	22,009
Shareholders’ equity	145,169	109,513	92,612
Long-term debt to equity ratio	10%	15%	24%

2  American Woodmark Corporation

James J. Gosa, President and Chief Executive Officer

TO OUR SHAREHOLDERS

We began fiscal 2002 with high hopes, having finished fiscal 2001 with a record fourth quarter and the launching of our 2007 Vision. I am extremely pleased to report that during the year we built on this momentum and were able to combine truly superior results with an aggressive investment in our future.

At the beginning of the fiscal year last May, all indications were that the economy was recovering from a difficult time in which many industries suffered from the first downturn in several years. In some ways, our optimism was premature. The well-documented crash of the “dot.com” bubble was followed by unfortunate problems in other industries, most notably the telecommunications and energy industries. By the end of the summer, unprecedented events both at home and abroad challenged many of our long-standing assumptions about the world.

Throughout the year, however, American Woodmark performed in spectacular fashion. Our industry remained solid with both new construction and remodeling activity at strong levels. While our strategic partners faced a challenging environment, they too were able to generate growth and realized higher sales. The health of our industry and the success of our customers allowed us to take advantage of the value offered by our expanding line of products and services. We achieved record sales in each of the four fiscal quarters with year over year growth of 16%, 25%, 29%, and 25% in the first through fourth quarters, respectively. For the full fiscal year, net sales increased 23.5% to a record $499.0 million from $404.1 million the previous year.

Our success in generating demand placed great pressure on our manufacturing operations as we added capacity as quickly as possible without sacrificing our commitment to quality and customer service. We continued throughout the year with our aggressive capital expansion program, spending almost $40 million to construct two new facilities and to expand several of our existing operations. Over the past four years, we have invested almost $120 million in new capacity. With the completion of our two newest plants in June 2002, our capacity will have doubled in the four years since fiscal 1998. Despite these heavy investments in new property, plant and equipment, gross margins improved almost four points from 22.0% in fiscal 2001 to 25.8% in fiscal 2002.

Net income increased 85% to a record $32.2 million from $17.4 million the prior year. We achieved record net income in each of the four fiscal quarters. Earnings per diluted share for the fiscal year were $3.81. During the fourth quarter, earnings per share reached $1.07, topping the $1.00 milestone for the first time in the history of the Company.

During the year, we improved our already strong financial position. Cash flow was extremely robust during the year as the Company reduced debt while supporting almost $100 million in incremental sales in addition to our extensive capital spending program. Total debt outstanding at the end of the fiscal year was $17.6 million or less than 11% of total capital. Including cash on-hand of $13.1 million, net debt was $4.5 million versus over $145 million in book

2002 Annual Shareholders Report  3

equity. The ability to fund our growth from cash flow highlights our financial strength and provides us with many options as we pursue the 2007 Vision.

I am pleased to report that the investment community continues to take notice of our performance and to reward our shareholders for the increasing value of the Company. Our share price rose substantially during the year, reaching $70.00 during the fourth fiscal quarter. Over the past three years, the compound annual rate of return to our shareholders has been almost 20%. Over the same period, the return on the Russell 2000 Index was slightly under 5%.

As successful as we were in fiscal 2002, our commitment to continuous improvement is driving us towards even greater achievements. Our goal remains to firmly establish our Company as the biggest, the best and the most profitable cabinet company in North America. During the year, we initiated several new programs to expand our product line, improve our merchandising and brand management, enhance our service platform and develop and implement new technologies. Most importantly, we made significant progress in providing our employees with new skills across a variety of disciplines through orientation programs, specific skills training, supervisory training and management development. We believe our continuing investment in employee training provides a competitive advantage over time.

As we close the first of six years in our 2007 Vision, we remain more excited than ever about the future prospects for American Woodmark. Our industry remains strong with many competitors challenging us to improve each and every day. We have developed powerful partnerships with the top customers in our strategic channels challenging us to perform at higher levels day in and day out. We are an organization of men and women, working in teams, challenging each other to continue to raise the bar on our own expectations.

In 1985, long before they were widely adopted by many companies, we published our Mission Statement. This Statement has guided our actions for seventeen years based on the principles of customer satisfaction, integrity, teamwork and excellence. As we have all watched the high-profile scandals and accounting irregularities that have rocked some corporations over the past year, we reflect with pride on our Mission Statement. We take our obligations to employees, shareholders, vendors, and customers quite seriously and constantly strive to do what is right.

I am extremely proud of all the men and women at American Woodmark who contributed to our superior performance during fiscal 2002. I am especially proud because they are a team of individuals that have come together to build a company the right way. We are committed to our Mission Statement, acting with integrity, and Creating Value Through People. We are working to build a great Company.

I look forward to reporting our progress towards our Vision during fiscal 2003. Thank you for your continuing support of American Woodmark.

James J. Gosa
President and Chief Executive Officer

4  American Woodmark Corporation

FIVE-YEAR SELECTED FINANCIAL INFORMATION

	Fiscal Years Ended April 30
	2002	2001	2000	1999	1998
	(in millions, except share data)
Financial Statement Data
Net sales(1)	$499.0	$404.1	$368.0	$312.7	$231.4
Income before income taxes and cumulative effect of accounting changes(2)	53.1	30.8	24.6	28.5	21.3
Net income	32.2	17.4	14.5	17.5	13.0
Earnings per share
Before cumulative effect of change in accounting principle
Basic	3.93	2.36	1.82	2.23	1.68
Diluted	3.81	2.34	1.79	2.18	1.65
After cumulative effect of change in accounting principle
Basic	3.93	2.16	1.82	2.23	1.68
Diluted	3.81	2.14	1.79	2.18	1.65
Depreciation and amortization expense	23.8	19.6	14.7	9.7	7.8
Total assets	234.2	180.4	166.7	140.6	106.5
Long-term debt	14.4	16.8	22.0	11.4	8.7
Shareholders’ equity	145.2	109.5	92.6	78.3	59.1
Cash dividends declared per share	.20	.20	.19	.15	.11
Average shares outstanding
Basic	8.2	8.1	8.0	7.9	7.8
Diluted	8.4	8.1	8.1	8.0	7.9
Percent of Sales
Gross profit	25.8%	22.0%	21.4%	24.7%	26.7%
Sales, general and administrative expenses	15.0	14.0	14.3	15.8	17.5
Income before income taxes and cumulative effect of accounting change	10.6	7.6	6.7	9.1	9.2
Net income	6.4	4.3	3.9	5.6	5.6
Ratio Analysis
Current ratio	1.4	1.5	1.5	1.7	1.9
Inventory turnover(3)	11.4	11.7	14.0	15.6	15.1
Percentage of capital (long-term debt plus equity):
Long-term debt	9.0%	13.3%	19.2%	12.7%	12.8%
Equity	91.0	86.7	80.8	87.3	87.2
Return on equity (average%)	25.3	17.7	16.9	25.5	24.7
Collection period—days(4)	31.8	34.6	37.9	39.4	37.2

(1)
Prior year amounts have been reclassified to conform to the current-year presentation under EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This Issue is a codification of all the issues in both EITF Issue 00-14, “Accounting for Certain Sales Incentives,” and EITF Issue 00-25, “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services.”

(2)
Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). The cumulative effect of the change on retained earnings as of the beginning of fiscal year 2001 resulted in a charge to fiscal year 2001 income of $1.6 million.

(3)	Based on average of beginning and ending inventory.
(4)	Based on ratio of monthly average customer receivables to average sales per day.

2002 Annual Shareholders Report  5

FINANCIAL REVIEW

2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations

The following table sets forth certain income and expense items as a percentage of net sales.

	Percentage of Net Sales Years Ended April 30
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	74.2	78.0	78.6
Gross profit	25.8	22.0	21.4
Selling and marketing expenses	10.1	10.2	10.1
General and administrative expenses	4.9	3.8	4.2
Restructuring costs	—	—	0.4
Operating income	10.8	8.0	6.7
Interest expense	0.1	0.4	0.1
Income before income taxes	10.6	7.6	6.7
Provision for income taxes	4.2	2.9	2.7
Net income	6.4	4.3	3.9

6  American Woodmark Corporation

Fiscal Year 2002 Compared to Fiscal Year 2001

Net sales for fiscal 2002 increased 23.5% to $499.0 million from $404.1 million in fiscal 2001. Improved sales were primarily the result of new product introductions and growth in shipments to both the remodel and new home construction markets. In fiscal 2002, the average selling price per unit increased 1.4% as the Company realized improved product mix.

Unit volume increased 21.7% over prior year as the Company gained market share. Unit growth in the Home Center channel was driven by an expanded product offering, new programs, and the continued expansion of exclusive branding. Unit shipments to direct builders increased due primarily to strong new construction rates in key markets served by the Company. Unit shipments through distributors declined year over year due to economic weakness in areas serviced by key customers.

Gross Profit in fiscal 2002 increased to 25.8% from 22.0% in fiscal 2001. The increase in gross profit was a result of positive leverage gained through improved product mix, additional volume, lower freight costs, lower material costs and higher fixed overhead utilization.

Material cost per unit decreased 3.5% from the prior year as declining raw material costs more than offset a shift towards more material-intensive products.

Labor costs per unit in fiscal 2002 increased 0.4% over the prior fiscal year. Increases in the number of employees and rate increases were offset by higher productivity. Health care costs increased due to a larger number of eligible employees and from pricing pressures in the health care industry.

Overhead costs decreased 2.7% on a per unit basis as higher volumes absorbed increases in depreciation, supplies, utilities and waste removal.

Freight costs decreased 9.7% on a per unit basis. This decrease was the result of higher capacity utilization related to volume, decreases in diesel fuel cost year over year and improved performance within the Company’s third-party carrier network.

Selling and marketing expenses decreased as a percent of sales in fiscal 2002 to 10.1%, as compared to 10.2% in fiscal 2001. The decrease was the result of positive leverage gained in overhead and advertising expenses which were partially offset by additional expense related to promotional activity.

General and Administrative Expenses for fiscal year 2002 as a percent of sales were 4.9%, up from 3.8% in fiscal 2001. The increase was primarily due to higher costs associated with the Company’s performance-driven incentive bonus plans.

Net Interest Expense decreased $933,000 in fiscal 2002 as compared to fiscal 2001. The decrease was due to an increase in capitalized interest, lower average borrowings, and lower average interest rates.

Other Expense decreased $49,000 for fiscal 2002 as compared to fiscal 2001. The decrease was due to higher cash balances resulting in increased income from the Company’s short-term investments.

The Company’s combined federal and state tax rate in fiscal 2002 was 39.5%, an increase from 38.3% in fiscal 2001. The difference was due to increased state income taxes as a result of the mix of sales, payroll, and capital investments among various states in which the Company does business.

Liquidity and Capital Resources

The Company’s operating activities generated $53.5 million in net cash during fiscal 2002 as compared to $21.5 million in the prior year. Cash generated from operations was up $32.0 million year over year. The Company realized this positive position due to increases in net income, the provision for depreciation and amortization, accounts payable and accrued compensation and related expenses. These items more than offset a reduction in deferred income taxes, other non-cash items and increases in accounts receivable and other assets.

The increase in the provision for depreciation and amortization was a result of the Company’s capital spending program. Customer receivables increased year over year due to higher sales, which were partially offset by improved collection performance. Accounts payable increases were due to the normal timing in processing invoices. The Company has made no changes to payment practices. Accrued liabilities increased due to amounts

2002 Annual Shareholders Report  7

due under the Company’s performance-based employee incentive compensation programs. The reduction in deferred income taxes was principally due to timing differences related to accounts receivable and employee benefits. Other assets increased due to promotional display additions related to the Company’s growth within the home center channel.

Capital spending increased $22.4 million as the Company pursued an aggressive expansion policy in light of continued growth. During fiscal 2002, the Company began investment in new facilities in Tahlequah, Oklahoma, and Hazard, Kentucky, to increase assembly and dimension capacity, respectively. Additionally, capital investments were made at existing facilities to increase component and finishing capacity in Monticello, Kentucky; Kingman, Arizona; and Gas City, Indiana. Finally, the Company made strategic capital investments at its Toccoa, Georgia, flatstock facility to improve efficiencies. The Company expects that continued sales growth will require continued investments in plant, property and equipment. Capital expenditures in fiscal 2003 are expected to be between $25 and $30 million.

The Company decreased long-term debt by $1.8 million due to scheduled repayments.

The timing of the Company’s Contractual Obligations and Other Commercial Commitments are summarized in the following table. For more information, see Notes E and I in the Notes to Consolidated Financial Statements.

	Total Amounts	Fiscal Years Ending April 30
		2003	2004-2007	2008 and Thereafter
	(in thousands)
Term Credit Facility	$10,000	$—	$10,000	$
Term Loans	1,732	111	956		665
Industrial Revenue
Bonds	2,500	2,500	—		—
Operating Lease	6,648	2,488	4,126		34
Capital Lease Obligations	3,384	607	2,777		—

Total	$24,264	$5,706	$17,859		$699

The Company received cash flow of $4.7 million from Common Stock issued under the Company’s stock option plans.

The Company repurchased $3.5 million in Common Stock during fiscal 2002, compared to $0.5 million in fiscal 2001. This follows the announcement in January 2001 by the Board of Directors of the authorization to use up to $10.0 million for such repurchases.

Cash dividends of $1.6 million were paid on Common Stock during fiscal 2002.

Cash flow from operations combined with accumulated cash on hand and available borrowing capacity is expected to be sufficient to meet forecasted capital requirements, payments of accrued compensation, service existing debt obligations and fund capital expenditures for fiscal 2003.

Fiscal Year 2001 Compared to Fiscal Year 2000

Net sales for fiscal 2001 increased 9.8% to $404.1 million from $368.0 million in fiscal 2000. Improved sales were primarily the result of new product introductions and continued growth in all primary channels of distribution. In fiscal 2001, the average price per unit increased 9.9% over fiscal 2000. This increase was the result of a combination of improved product and channel mix, and price increases implemented during the third quarter of fiscal 2000.

Overall unit volume was even with prior year as the impact of exiting the OEM business during fiscal 2000 was offset by growth in the Company’s strategic channels of distribution. Within the home center channel, growth was driven by an increased product offering, new programs, and the expansion of exclusive branding. Unit shipments to direct builders improved due to the combination of increased activity in the Company’s traditional markets and the start-up of new markets. Unit shipments to distributors improved due to the combination of increased volume with existing customers and agreements with new customers.

8  American Woodmark Corporation

Gross profit in fiscal 2001 increased to 22.0% from 21.4% in fiscal 2000. The increase in gross profit was the result of leverage as higher costs per unit for material, labor, overhead and freight were more than offset by improvements in the channel and product mix and the price increase implemented during the third quarter of fiscal 2000.

Material cost per unit increased 5.3% from prior year due to a shift towards more material-intensive products.

Labor costs per unit in fiscal 2001 increased 8.8% over the prior fiscal year. Cost increases were the result of excess labor costs, especially during the second fiscal quarter, as actual volume was less than anticipated. The over crewing in certain facilities, based on the actual versus expected volume, effectively decreased productivity. In addition, overall labor costs increased on a per unit basis as the newer plants produced a greater percentage of the overall volume. The newer facilities are not yet as efficient as the established facilities. Health care costs increased in fiscal 2001 due to an increase in the number of eligible employees.

Overhead costs increased 11.2% on a per unit basis primarily due to increased depreciation expense on capacity added during fiscal 2000.

Freight cost per unit increased 21.3% over prior year due to higher standard delivery rates from third-party carriers and increased cost for diesel fuel, which is passed on to the Company by its carriers in the form of a surcharge.

Selling and marketing expenses as a percent of net sales for fiscal 2001 were 10.2%, up from 10.1% in fiscal 2000. The primary components of the increase were costs associated with promotional expenses related to product merchandising programs and increases in staffing to support growth.

General and administrative expenses for fiscal 2001 as a percent of sales were 3.8%, down from 4.2% in fiscal 2000. The decrease was primarily attributable to lower management information systems costs as the Company converted to a lower cost computing platform.

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

The Company’s combined federal and state effective tax rate in fiscal 2001 was 38.3%, a decrease from 41.1% in fiscal 2000. The decrease was due primarily to the write-off of non-deductible goodwill in the prior year.

Forward Looking Statements

All forward looking statements made by the Company involve material risks and uncertainties and are subject to change based on factors that may be beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward looking statements. Such factors include, but are not limited to, those described in the Risk Factors section of Management’s Discussion and Analysis. The Company does not undertake to publicly update or revise its forward looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Outlook for Fiscal 2003

The Company believes there remains significant uncertainty in the economy with respect to the strength and duration of the present recovery. The Company follows several indices, including housing starts, existing home sales, interest rates and consumer confidence, that it believes are leading indicators of overall demand for kitchen and bath cabinetry. These indicators currently suggest to the Company that demand in the industry will grow during the period covered by the Company’s fiscal year ending April 30, 2003.

The Company expects to increase sales in fiscal 2003 versus fiscal 2002 based on three factors. First, as one of the largest manufacturers in the industry with a broad distribution base, the Company expects to participate in the overall growth of the industry. Second, the Company expects to gain share in the general market due to strategic partnerships with home centers, builders and distributors that are gaining share versus other distribution outlets. Finally, the Company expects to gain share with customers

2002 Annual Shareholders Report  9

due to the value of the products and services in the Company’s broad offerings.

Assuming the Company is successful in generating increased sales, the Company expects to generate higher net income in fiscal 2003 versus fiscal 2002. The Company expects to benefit from additional margin on incremental sales, improved product mix, leverage on fixed and semi-fixed costs with additional unit volume, and improved productivity in existing facilities. Expected benefits will be partially offset by start-up expenses at the new facilities in Kentucky and Oklahoma, costs associated with a major expansion at the Arizona facility, and higher health care expenses due to overall cost pressures in the medical industry. The Company currently expects the benefits of higher sales to offset general cost increases.

The Company would be negatively impacted by reduced market demand as the result of lower overall remodeling or new construction activity. While the Company would expect to perform better than the industry on average during a downturn in demand, the combined effects of lower sales and underutilized capacity could result in decreased profitability in fiscal 2003 versus 2002.

During fiscal 2002, the Company benefited from reduced material costs. The Company believes that lower material costs were the result of depressed demand in other industries, primarily home furnishings and furniture, that compete for the same raw materials. The Company expects the raw material markets to remain relatively stable during fiscal 2003. While the Company believes that it is extremely efficient as compared to the industry in the use of materials, a sudden and significant rise in raw material costs would negatively impact profitability during fiscal 2003. The Company does not believe that increases in raw material costs would negatively impact performance over time due to the availability of substitute materials and the historical ability for the industry to recover market-driven increases in raw materials through pricing.

Over the past three years, the Company has significantly expanded overall manufacturing capacity through an aggressive capital spending program. In order to support the growth in demand for products and services, the Company has invested approximately $98 million in property, plant and equipment over the last three fiscal years. Long-term projected growth will continue to require the Company to invest in additional capacity. The Company expects new spending on property, plant and equipment during fiscal 2003 to be slightly less than the average investment during the last three fiscal years. Projects for the fiscal year include the completion of the new lumber processing facility in Hazard, Kentucky, the completion of the new assembly facility in Tahlequah, Oklahoma, the completion of the expansion of the Kingman, Arizona assembly plant and new production equipment in the Monticello, Kentucky lumber processing facility and the Gas City, Indiana assembly plant. The Company believes that it has sufficient financial resources to support the capital spending program without a significant impact on the current financial position. Management is prepared to adjust the capital spending program to maintain the financial strength of the Company.

The aforementioned forward-looking statements should be read in combination with information presented in the Risk Factors section of Management’s Discussion and Analysis.

Risk Factors

The Company’s business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters.

The costs of the Company’s products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressure and commodity price increases have been relatively modest over the past five years. The Company has generally been able, over time, to recover the effects of inflation and commodity price fluctuations through sales price increases.

On April 30, 2002, the Company had no material exposure to changes in interest rates for its debt agreements. All significant borrowings of the Company carry a fixed interest rate between 5% and 6%.

We participate in an industry that is subject to rapidly changing conditions. Forward-looking statements, contained in this Management’s Discussion and Analysis, are

10  American Woodmark Corporation

based on current expectations, but there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, especially the home center industry, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of diesel fuel, and/or transportation-related services, (6) the need to respond to price or product initiatives launched by a competitor, and (7) sales growth at a rate that outpaces the Company’s ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on operating results.

Critical Accounting Policies

On December 12, 2001, the Securities and Exchange Commission (SEC) issued a financial reporting release, “Cautionary Advice Regarding Disclosure about Critical Accounting Policies” (“FR-60”). The SEC alerted public companies to the need for improved disclosures about critical accounting policies. FR-60 defines “critical accounting policies” as those most important to the financial statement presentation and that require the most difficult, subjective, complex judgments. The SEC announced an expectation that public companies would provide disclosures responsive to FR-60, including disclosures in Management’s Discussion and Analysis, in annual reports for fiscal years ending on or after December 31, 2001.

The significant accounting policies of the Company are disclosed in Note A to the Consolidated Financial Statements. The following discussion addresses the accounting policies that are the most important to the portrayal of the financial condition of the Company for the period being reported and that require judgment.

Revenue Recognition.    Effective May 1, 2000, the Company changed its revenue accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Prior to the adoption of SAB 101, the Company recognized revenue on the date shipments were transferred to third-party carriers for delivery to the customer. After the change, the Company recognizes revenue upon delivery to the customer. The Company’s network of third-party carriers does not currently have the technology to provide detailed information regarding the delivery date for all orders. As a result, the Company must estimate the amount of sales that have been transferred to third-party carriers but not delivered to customers. Due to the nature of the Company’s business, the impact from this estimate is limited to fiscal quarters as any shipments deemed to be in transit at the end of a reporting period are delivered to the customer within the first two weeks of the next period. Management believes that likely changes in the estimate are immaterial to the overall results of the fiscal year.

The Company recognizes revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under current generally accepted accounting standards. Allowances for sales returns are based on the historical relationship between shipments and returns. The Company believes that historical experience is an accurate reflection of future returns.

Self-Insurance.    The Company is self-insured for certain costs related to employee medical coverage and workers’ compensation liability. The Company maintains stop loss coverage with third-party insurers to limit total exposure. The Company establishes a liability at the balance sheet date based on estimates for a variety of factors that influence the Company’s ultimate cost. In the event that actual experience is substantially different from the estimates, the financial results for the period could be impacted. The Company believes that the methodologies used to estimate all factors related to employee medical coverage and workers’ compensation are an accurate reflection of the liability as of the date of the balance sheet.

2002 Annual Shareholders Report  11

Promotional Displays.    The Company invests in product displays in order to promote the sale of its products and services. The investment is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over the estimated period of economic benefit, approximately 30 months. The estimated period of economic benefit is based on historical experience. The Company believes that the estimated period of economic benefit provides an accurate reflection of the value of displays as of the date of the balance sheet.

On May 10, 2002, the SEC published a proposed rule, “Disclosure in Management’s Discussion and Analysis about the Application of Critical Accounting Policies.” The proposed rule, if adopted, would require public companies to provide extensive disclosure in Management’s Discussion and Analysis about their most sensitive and subjective accounting estimates. Companies would also be required to provide disclosure about the initial adoption of accounting policies with a material impact. Under the proposed rule, a “critical accounting estimate” must be disclosed if (1) the accounting estimate required the registrant to make assumptions about matters that are highly uncertain at the time the accounting estimate was made; and (2) different estimates that reasonably could have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period-to-period, would have a material impact on the financial statements. The Company is unable to predict if and when the proposed rule will be adopted and what, if any, impact the proposed rule will have on the Company’s disclosure requirements.

Recent Accounting Pronouncements

In November 2001, the Financial Accounting Standards Board’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” The Company was required to adopt EITF 01-9 in fiscal 2002. EITF 01-9 requires that certain payments to its customers be classified as a reduction of revenue or an increase to cost of goods sold. Certain amounts previously classified by the Company as selling and marketing expenses have been reclassified to net sales and cost of goods sold for all periods presented.

The Company was required to adopt SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities” in the first quarter of fiscal 2002. The new standards establish accounting and reporting requirements for derivative instruments and hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. By adoption of SFAS No. 133 and as a result of the use of interest rate swaps, the Company has recognized a $281,000 loss in accumulated other comprehensive income, net of tax, during the fiscal year. The adoption of SFAS No. 133 did not have a material impact on the Company’s financial position or results of operations. The market risk associated with the Company’s interest rate swap is immaterial.

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

Dividends Declared

On May 30, 2002, the Board of Directors approved a $.05 per share cash dividend on its Common Stock. The cash dividend was paid on July 1, 2002, to shareholders of record on June 17, 2002.

12  American Woodmark Corporation

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

	Previously Reported 07/31/01	(a) Restated 07/31/01	Previously Reported 10/31/01	(a) Restated 10/31/01	Previously Reported 01/31/02	(a) Restated 01/31/02	04/30/02
	(in thousands, except share amounts)
FY 2002
Net Sales	$121,262	$117,161	$129,777	$125,760	$128,254	$123,705	$132,419
Gross Profit	35,265	30,294	36,827	31,407	37,714	31,857	35,119
Income before income taxes	12,173	12,173	13,162	13,162	12,676	12,676	15,102
Net income before cumulative effect
of change in accounting principle	7,385	7,385	7,963	7,963	7,669	7,669	9,137
Cumulative effect of change in
accounting principle
Net income	$7,385	$7,385	$7,963	$7,963	$7,669	$7,669	$9,137
Earnings per share:
Net income before cumulative effect
of change in accounting principle
Basic	$0.91	$0.91	$0.98	$0.98	$0.94	$0.94	$1.11
Diluted	0.89	0.88	0.95	0.95	0.91	0.91	1.07
Cumulative effect of change in
accounting principle	—	—	—	—	—	—	—
Basic	$0.91	$0.91	$0.98	$0.98	$0.94	$0.94	$1.11
Diluted	0.89	0.88	0.95	0.95	0.91	0.91	1.07

	Previously Reported 07/31/00	(a) Restated 07/31/00	Previously Reported 10/31/00	(a) Restated 10/31/00	Previously Reported 01/31/01	(a) Restated 01/31/01	Previously Reported 04/30/01	(a) Restated 4/30/01
	(in thousands, except share amounts)
FY 2001
Net Sales	$104,297	$101,230	$103,857	$100,603	$98,940	$96,066	$109,575	$106,236
Gross Profit	26,431	22,453	24,295	19,948	23,798	19,902	30,926	26,529
Income before income taxes	8,627	8,627	5,683	5,683	5,715	5,715	10,750	10,750
Net income before
cumulative effect of
change in accounting
principle	5,181	5,181	3,401	3,401	3,431	3,431	6,990	6,990
Cumulative effect of
change in accounting
principle	(1,583)	(1,583)	—	—	—	—	—	—
Net income	$3,598	$3,598	$3,401	$3,401	$3,431	$3,431	$6,990	$6,990
Earnings per share:
Net income before
cumulative effect of
change in accounting
principle
Basic	$0.65	$0.65	$0.42	$0.42	$0.42	$0.42	$0.86	$0.86
Diluted	0.64	0.64	0.42	0.42	0.42	0.42	0.85	0.85
Cumulative effect of
change in accounting
principle	(0.20)	(0.20)	—	—	—	—	—	—
Basic	$0.45	$0.45	$0.42	$0.42	$0.42	$0.42	$0.86	$0.86
Diluted	0.44	0.44	0.42	0.42	0.42	0.42	0.85	0.85

(a)
Amounts have been restated for the adoption of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This Issue is a codification of all the issues in both EITF Issue 00-14, “Accounting for Certain Sales Incentives,” and EITF Issue 00-25, “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services.”

2002 Annual Shareholders Report  13

CONSOLIDATED BALANCE SHEET

	April 30
	2002	2001
	(in thousands, except share amounts)
ASSETS
Current Assets
Cash and cash equivalents	$13,083	$1,714
Customer receivables	32,246	29,410
Inventories	34,872	30,267
Prepaid expenses and other	2,741	1,728
Deferred income taxes	7,569	4,760

Total Current Assets	90,511	67,879
Property, Plant and Equipment	122,405	93,641
Promotional Displays	16,160	15,761
Other Assets	5,146	3,087

	$234,222	$180,368

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$23,059	$17,038
Accrued compensation and related expenses	25,888	16,269
Current maturities of long-term debt	3,218	2,118
Accrued marketing expenses	5,627	3,505
Other accrued expenses	6,605	6,289

Total Current Liabilities	64,397	45,219
Long-Term Debt, less current maturities	14,398	16,819
Deferred Income Taxes	9,556	7,246
Long-Term Pension Liabilities	238	1,571
Other Long-Term Liabilities	464	—
Shareholders’ Equity
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued
Common stock, no par value; 20,000,000 shares authorized; issued and outstanding shares: 8,271,496-2002; 8,079,093-2001;	33,072	24,412
Retained earnings	112,378	85,101
Other Comprehensive Income	(281)	—

Total Shareholders’ Equity	145,169	109,513

	$234,222	$180,368

See notes to consolidated financial statements.

14  American Woodmark Corporation

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

	Years Ended April 30
	2002	2001	2000
	(in thousands, except share amounts)
Net sales	$499,046	$404,134	$367,956
Cost of sales and distribution	370,369	315,302	289,035

Gross Profit	128,677	88,832	78,921
Selling and marketing expenses	50,442	41,034	37,195
General and administrative expenses	24,511	15,433	15,535
Restructuring costs	—	—	1,530

Operating Income	53,724	32,365	24,661
Interest expense	506	1,439	470
Other (income) expense	103	152	(364)

Income Before Income Taxes and Cumulative Effect of Accounting Change	53,115	30,774	24,555
Provision for income taxes	20,960	11,771	10,088

Income Before Cumulative Effect of Accounting Change	32,155	19,003	14,467
Cumulative effect of accounting change, net of tax	—	(1,583)	—

Net Income	32,155	17,420	14,467
Retained Earnings, Beginning of Year	85,101	69,716	56,762
Stock repurchases	(3,240)	(423)	—
Cash dividends	(1,638)	(1,612)	(1,513)

Retained Earnings, End of Year	$112,378	$85,101	$69,716

Share Information
Earnings per share
Before cumulative effect of change in accounting principle
Basic	$3.93	$2.36	$1.82
Diluted	3.81	2.34	1.79
After cumulative effect of change in accounting principle
Basic	$3.93	$2.16	$1.82
Diluted	3.81	2.14	1.79
Cash dividends per share	.20	.20	.19

See notes to consolidated financial statements.

2002 Annual Shareholders Report  15

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended April 30
	2002	2001	2000
	(in thousands)
Operating Activities
Net Income	$32,155	$17,420	$14,467
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	1,583	—
Provision for depreciation and amortization	23,792	19,635	14,712
Net loss on disposal of property, plant and equipment	141	22	28
Deferred income taxes	(337)	2,187	121
Restructuring costs	—	—	1,530
Other non-cash items	1,668	2,316	2,564
Changes in operating assets and liabilities:
Customer receivables	(2,880)	(1,959)	1,907
Inventories	(5,067)	(4,183)	(5,566)
Other assets	(13,296)	(14,660)	(9,091)
Accounts payable	6,021	(2,462)	1,276
Accrued compensation and related expenses	9,619	1,115	(1,412)
Other	1,634	477	716

Net Cash Provided by Operating Activities	53,450	21,491	21,252
Investing Activities
Payments to acquire property, plant and equipment	(39,829)	(17,445)	(40,787)
Proceeds from sales of property, plant and equipment	27	26	16

Net Cash Used by Investing Activities	(39,802)	(17,419)	(40,771)
Financing Activities
Payments of long-term debt	(20,778)	(123,698)	(61,974)
Proceeds from long-term borrowings	19,007	118,750	72,700
Common Stock issued through stock option plans	4,674	512	324
Repurchase of common stock	(3,544)	(493)	—
Dividends paid	(1,638)	(1,612)	(1,513)

Net Cash Provided (Used) by Financing Activities	(2,279)	(6,541)	9,537

Increase (Decrease) in Cash and Cash Equivalents	11,369	(2,469)	(9,982)
Cash and Cash Equivalents, Beginning of Year	1,714	4,183	14,165

Cash and Cash Equivalents, End of Year	$13,083	$1,714	$4,183

See notes to consolidated financial statements.

16  American Woodmark Corporation

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Significant Accounting Policies

The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company’s products are sold across the United States through a network of independent distributors and directly to home centers and major builders.

The following is a description of the more significant accounting policies of the Company.

Principles of Consolidation:    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition:    Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Previously, the Company recognized revenue on the date shipments were transferred to independent third-party carriers for delivery to the customer. Under the new accounting rule, the Company now recognizes revenue when product is delivered to the customer. Revenue is based on invoice price less allowances for sales returns, cash discounts, and other deductions as required by current generally accepted accounting standards

Advertising Costs:    Advertising costs are expensed in the fiscal year incurred.

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

Fair Value of Financial Instruments:    The carrying amounts of the Company’s cash and cash equivalents, customer receivables, accounts payable, and long-term debt approximate fair value. The fair value of interest rate swaps is immaterial.

Stock-Based Compensation:    As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. (See Note F to the Consolidated Financial Statements.)

New Accounting Rules:    In November 2001, the Financial Accounting Standards Board’s Emerging Issues Task Force (EITF) reached a consensus on Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” The Company was required to adopt EITF 01-9 in fiscal 2002. EITF 01-9 requires that certain payments or incentives

2002 Annual Shareholders Report  17

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

given to its customers be classified as a reduction of revenue and others an increase to cost of goods sold. Certain amounts previously classified by the Company as selling and marketing expenses have been reclassified to net sales and others to cost of goods sold for all periods presented.

The Company was required to adopt SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities” in the first quarter of fiscal 2002. The new standards establish accounting and reporting requirements for derivative instruments and hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. By adoption of SFAS No. 133 and as a result of the use of interest rate swaps, the Company has recognized a $281,000 loss in accumulated other comprehensive income, net of tax, during the fiscal year.

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

Note B—Customer Receivables

The components of customer receivables were:

	April 30
	2002	2001
	(in thousands)
Gross customer receivables	$36,872	$34,066
Less:
Allowance for bad debt	(799)	(1,350)
Allowance for returns and discounts	(3,827)	(3,306)

Net customer receivables	$32,246	$29,410

Note C—Inventories

The components of inventories were:

	April 30
	2002	2001
	(in thousands)
Raw materials	$11,971	$12,041
Work-in-process	23,021	20,600
Finished goods	6,663	5,079

Total FIFO inventories	41,655	37,720
Reserve to adjust inventories to LIFO value	(6,783)	(7,453)

Total inventories	$34,872	$30,267

18  American Woodmark Corporation

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note D—Property, Plant and Equipment

The components of property, plant and equipment were:

	April 30
	2002	2001
	(in thousands)
Land	$1,506	$1,506
Buildings and improvements	39,782	39,082
Buildings and improvements—capital leases	9,153	9,195
Machinery and equipment	112,397	106,098
Machinery and equipment—capital leases	334	436
Construction in progress	31,732	1,101

	194,904	157,418
Less allowance for depreciation	(72,499)	(63,777)

Total	$122,405	$93,641

Depreciation expense amounted to $11,347, $10,727, and $7,490 in fiscal 2002, 2001, and 2000, respectively.

Note E—Loans Payable and Long-Term Debt

Maturities of long-term debt are as follows:

	Fiscal Years Ending April 30
	2003	2004	2005	2006	2007	2008 and There-after	Total Outstanding
	(in thousands)
Revolving Credit Facility	$—	$—	$—	$—	$—	$—	$—
Term Credit Facility	—	—	—	—	10,000	—	10,000
Term Loans	111	116	573	130	137	665	1,732
Industrial Revenue Bonds	2,500	—	—	—	—	—	2,500
Capital Lease Obligations	607	640	675	712	750	—	3,384

Total	$3,218	$756	$1,248	$842	$10,887	$665	$17,616

Less Current Maturities							$3,218

Total Long-Term Debt							$14,398

The Company’s primary loan agreement provides for a five-year $35 million revolving credit facility and a $10 million five-year term credit facility which expire on May 31, 2006. Borrowings under the credit facilities bear interest at the LIBOR rate (1.9% at April 30, 2002) plus a spread (0.50% at April 30, 2002) based on Total Funded Debt to earnings, before deduction of interest and taxes, plus depreciation and amortization (EBITDA). The interest rate on the five-year term loan has been fixed at 6.0% via an interest rate swap.

The Company employs straightforward interest rate swap agreements to assist in maintaining a balance between fixed and variable interest rates on outstanding debt. Any deferred gain or loss associated with the swap agreements is accounted for over the life of the swaps at the fixed rate stipulated in the executed agreements. On April 30, 2002, these amounts were immaterial. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type financial instruments.

2002 Annual Shareholders Report   19

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 30, 2002, term loans of $1.7 million were outstanding. The interest bearing term loans bore an average interest rate of 5.7% on April 30, 2002.

On April 30, 2002, the Company had $2.5 million outstanding in industrial revenue bonds, maturing at December 1, 2002. Due to an interest rate swap agreement, a fixed rate of approximately 5.0% applies through December 1, 2002. The variable rate that would have applied without the rate swap was 1.7% on April 30, 2002.

Substantially all of the industrial revenue bonds are redeemable at the option of the bondholder. The Company has irrevocable arrangements to refinance these bonds on a long-term basis in the event they are redeemed.

The average interest rate on the Company’s capital lease obligations was 5.4% on April 30, 2002. These obligations mature through 2007.

The Company’s loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. A portion of the assets of the Company are pledged as collateral under the industrial revenue bond agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2002.

Interest paid was $1,128,000, $1,793,000, and $959,000, during fiscal 2002, 2001, and 2000, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

Interest capitalized was $659,000, $342,000, and $589,000, during fiscal 2002, 2001, and 2000, respectively.

Note F—Shareholders’ Equity

Common Stock

Transactions affecting Common Stock were as follows:

	Shares Outstanding	Amount
	(in thousands)
Balance at April 30, 1999	7,916,135	$21,575
Stock options exercised	48,385	324
Stock issued to AWSOP	45,907	997

Balance at April 30, 2000	8,010,427	22,896
Stock options exercised	33,197	512
Stock issued to AWSOP	58,469	1,074
Stock repurchases	(23,000)	(70)

Balance at April 30, 2001	8,079,093	24,412
Stock options exercised	245,195	7,802
Stock issued to AWSOP	30,208	1,162
Stock repurchases	(83,000)	(304)

Balance at April 30, 2002	8,271,496	$33,072

Employee Stock Ownership Plan

In fiscal 1990, the Company instituted the American Woodmark Stock Ownership Plan (AWSOP). Under this plan, all employees over the age of 18 who have been employed by the Company for a minimum of six months are eligible to receive Company stock through a profit sharing contribution and a 401(k) matching contribution based upon the employee’s contribution to the plan.

        Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $900,000, $566,000, and $439,000, in fiscal 2002, 2001, and 2000, respectively.

        The Company matches 401(k) contributions in the amount of 50% of an employee’s contribution to the plan up to 4% of base salary for an effective maximum Company contribution of 2% of base salary. The expense for 401(k) matching contributions for this plan was $758,000, $753,000, and $684,000, in fiscal 2002, 2001, and 2000, respectively.

20  American Woodmark Corporation

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

For the years ended April 30, 2002, 2001, and 2000, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows:

	2002	2001	2000
	(in thousands, except share amounts)
Net Income before cumulative effect of change in accounting principle	$30,791	$17,961	$13,199
Cumulative effect of change in accounting principle	—	(1,583)	—
Net Income	30,791	16,378	13,199
Net Income per common share:
Net income before cumulative effect of change in accounting principle
Basic	3.77	2.22	1.66
Diluted	3.65	2.21	1.64
Cumulative effect of change in accounting principle
Basic	—	(0.20)	—
Diluted	—	(0.20)	—

2002 Annual Shareholders Report  21

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include a dividend yield of 0.8% and the following:

	2002	2001	2000
Expected Volatility	0.509	0.475	0.475
Risk-free interest rates	5.20%	5.50%	5.75%
Expected life in years	6.0	6.0	6.0
Weighted-average fair value per share	$15.39	$9.76	$18.58

The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

	2002	2001	2000
Outstanding at beginning of year	837,267	647,800	575,251
Granted	162,390	274,000	143,500
Exercised	(250,285)	(35,933)	(48,350)
Expired or cancelled	(12,167)	(48,600)	(22,601)

Outstanding at April 30	737,205	837,267	647,800

Exercisable at April 30	369,154	456,423	347,868
Available for future issuance at April 30	717,696	863,496	1,081,828

Weighted average exercise prices (in dollars):
Outstanding at beginning of year	$21.01	$21.55	$21.27
Granted	30.84	19.93	37.42
Exercised	18.68	12.35	5.51
Expired or cancelled	23.60	28.45	20.90
Outstanding at April 30	23.92	21.01	21.55
Exercisable at April 30	$22.80	$16.52	$14.13

22  American Woodmark Corporation

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding at April 30, 2002 [remaining lives (in years) and exercise prices are weighted-averages]:

	Options Outstanding			Options Exercisable
Option Price per Share	Options	Remaining Life	Exercise Price	Options	Exercise Price
$ 5.25- 6.50	44,250	4.2	$ 5.51	44,250	$ 5.51
$ 9.25- 13.13	37,500	4.9	12.87	37,500	12.87
$15.56-$18.94	219,000	6.7	17.60	128,378	16.92
$21.72-$58.84	436,455	8.0	29.91	159,026	34.70

Earnings Per Share

The following table summarizes the computations of basic and diluted earnings per share:

	Fiscal Years ended April 30
	2002	2001	2000
	(in thousands, except share amounts)
Numerator used in basic and diluted earnings per common share:
Net income	$32,155	$17,420	$14,467

Denominator:
Denominator for basic earnings per common share- weighted-average shares	8,173	8,057	7,960
Effect of dilutive securities:
Stock options	263	87	135

Denominator for diluted earnings per common share-weighted-average shares and assumed conversions	8,436	8,144	8,095

Earnings per common share
Before cumulative effect of change in accounting principle
Basic	$3.93	$2.36	$1.82
Diluted	$3.81	$2.34	$1.79
After cumulative effect of change in accounting principle
Basic	$3.93	$2.16	$1.82
Diluted	$3.81	$2.14	$1.79

2002 Annual Shareholders Report  23

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note G—Pension Benefits

The following information is disclosed in accordance with the requirements of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which the Company adopted in 1999. The Company has two defined benefit plans covering virtually all of the Company’s employees.

	Pension Benefits
	2002	2001
	(in thousands)
Change in Benefit Obligation
Benefit obligation at beginning of year	$27,528	$24,981
Service cost	1,602	1,402
Interest cost	2,084	1,916
Amendments	31	55
Actuarial (gains) losses	3,851	(200)
Benefits paid	(666)	(626)

Benefit obligation at end of year	$34,430	$27,528

Change in Plan Assets
Fair value of plan assets at beginning of year	$24,861	$23,582
Actual return on plan assets	(584)	(1,428)
Company contributions	3,456	3,333
Benefits paid	(666)	(626)

Fair value of plan assets at end of year	$27,067	$24,861

Funded status of the plans	$(7,363)	$(2,667)
Unamortized prior service cost	544	610
Unrecognized net actuarial loss	8,975	2,637

Unrecognized net transition obligation	—	8

Prepaid benefit cost	$2,156	$588

Amounts Recognized in the Consolidated Balance Sheet
Prepaid benefit cost	$4,158	$2,550
Accrued benefit liability	(2,002)	(1,962)

Net amount recognized	$2,156	$588

Weighted-Average Assumptions as of April 30
Discount rate	7.30%	7.65%
Expected return on plan assets	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%

As of April 30, 2002, one of the Company’s defined benefit plans had a projected benefit obligation of $23.1 million and an accumulated benefit obligation of $17.4 million which exceeded the plan assets of $15.5 million.

	Pension Benefits
	2002	2001	2000
	(in thousands)
Components of Net Periodic Benefit Cost
Service cost	$1,602	$1,402	$1,439
Interest cost	2,084	1,916	1,776
Expected return on plan assets	(1,965)	(1,918)	(1,742)
Amortization of the unrecognized transition obligation	8	75	82
Amortization of prior service cost	97	109	106
Recognized net actuarial loss	63	—	—

Benefit cost	$1,889	$1,584	$1,661

Note H—Income Taxes

The provision for income taxes on income before the cumulative effect of accounting change was comprised of the following:

	Fiscal Years Ended April 30
	2002	2001	2000
	(in thousands)
Current
Federal	$18,213	$8,406	$8,651
State	3,084	1,178	1,316

Total current	21,297	9,584	9,967

Deferred (benefit)
Federal	(289)	1,927	124
State	(48)	260	(3)

Total deferred	(337)	2,187	121

Total provision	$20,960	$11,771	$10,088

24  American Woodmark Corporation

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s effective income tax rate varied from the federal statutory rate as follows:

	Fiscal Years Ended April 30
	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
Permanent differences	—	—	1.7
State income taxes, net of federal tax effect	4.5	3.3	4.4

Effective income tax rate	39.5%	38.3%	41.1%

Income taxes paid were $18,293,000, $9,235,000, and $9,939,000 for fiscal years 2002, 2001, and 2000, respectively.

The significant components of deferred tax assets and liabilities were as follows:

	April 30
	2002	2001
	(in thousands)
Deferred tax assets
Accounts receivable	$3,882	$2,590
Employee benefits	1,398	651
Product liability	1,168	1,020
Other	319	281

Total	6,767	4,542
Deferred tax liabilities
Depreciation	7,501	6,219
Inventory	869	393
Other	384	416

Total	8,754	7,028
Net deferred tax liability	$1,987	$2,486

Note I—Commitments and Contingencies

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

Lease Agreements

The Company leases five office buildings, a manufacturing building, eight service centers and certain equipment. Total rental expenses amounted to approximately $5,397,000, $4,840,000, and $5,016,000, in fiscal 2002, 2001, and 2000, respectively. Minimum rental commitments as of April 30, 2002, under noncancelable leases are as follows:

Fiscal Year	Operating	Capital
	(in thousands)
2003	2,488	780
2004	1,709	780
2005	1,181	780
2006	974	780
2007	262	780
2008 (and thereafter)	34

	$6,648	$3,900

Less amounts representing interest		(516)

Total obligation under capital lease		$3,384

2002 Annual Shareholders Report   25

AMERICAN WOODMARK

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Related Parties

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The lease term has four remaining years with one five-year renewal period available at the Company’s option. Under this agreement, rental expense was $406,000, $398,000, and $391,000, in fiscal 2002, 2001, and 2000, respectively. Rent during the remaining term of approximately $408,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

Note J—Other Information

Credit is extended to customers based on an evaluation of the customer’s financial condition and generally collateral is not required. The Company’s customers operate in the new home construction and home remodeling markets. At April 30, 2002, the Company’s two largest customers, Customers A and B, represented 32.5% and 20.3% of the Company’s customer receivables, respectively.

The following table summarizes the percentage of sales to the Company’s two largest customers for the last three fiscal years:

	Percent of Annual Sales
	2002	2001	2000
Customer A	42.3	42.1	39.6
Customer B	21.0	17.8	16.0

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

The Audit Committee of the Board of Directors, which is composed entirely of non-management Directors, oversees the Company’s financial reporting and internal control functions. The Audit Committee meets periodically and separately with Company management, the internal audit staff, and the independent auditors to ensure these parties are fulfilling their obligations and to discuss auditing, internal control and financial reporting matters. The Audit Committee reports its findings to the Board of Directors. The independent auditors and the internal audit staff have unrestricted access to the Audit Committee.

James J. Gosa
President and Chief Executive Officer

Kent B. Guichard
Senior Vice President, Finance and Chief Financial Officer

2002 Annual Shareholders Report  27

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
American Woodmark Corporation

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation as of April 30, 2002 and 2001, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended April 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Woodmark Corporation at April 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States.

Washington, DC
June 7, 2002

28  American Woodmark Corporation

Directors and Executive Officers	Corporate Information

David L. Blount Senior Vice President, Manufacturing	Annual Meeting The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 29, 2002, at 9:00 a.m. at the Hampton Inn at 1204 Berryville in Winchester, Virginia.

William F. Brandt, Jr. Chairman of the Board	Annual Report on Form 10-K A copy of the Company’s Annual Report on Form 10-K the fiscal year ended April 30, 2002 may be obtained of charge by writing:

Daniel T. Carroll Director; Chairman The Carroll Group A Management Consulting Firm	Kent Guichard Senior Vice President, Finance and Chief Financial Officer American Woodmark Corporation PO Box 1980 Winchester, VA 22604-8090

Martha M. Dally Director; Senior Vice President, Business Development Sara Lee Apparel, Europe	Corporate Headquarters American Woodmark Corporation 3102 Shawnee Drive Winchester, VA 22601-4208 (540) 665-9100
James G. Davis Director; President & CEO James G. Davis Construction Corporation	Mailing Address PO Box 1980 Winchester, VA 22604-8090

James J. Gosa Director; President and Chief Executive Officer	Transfer Agent American Stock Transfer & Trust Company (800) 937-5449

Fred S. Grunewald Director; Operating Partner Kier Group Holding, LLC

Kent B. Guichard Director; Senior Vice President, Finance and Chief Financial Officer; Corporate Secretary

Kent J. Hussey Director; President and Chief Operating Officer Rayovac Corporation

Albert L. Prillaman Director; Chairman, Chief Executive Officer Stanley Furniture Company, Inc.

Ian J. Sole Senior Vice President, Sales and Marketing	American Woodmark® is a trademark of American Woodmark Corporation.

C. Anthony Wainwright Director; Vice Chairman Arnold Worldwide	© 2002 American Woodmark Corporation® Printed in U.S.A.

2002 Annual Shareholders Report  29

American Woodmark Corporation
3102 Shawnee Drive
Winchester, Virginia 22601-4208
(540) 665-9100
(540) 665-9176 Fax