Form 10-K, Exhibit 13
period 2003-04-30
AMERICAN WOODMARK CORP
filed 2003-07-14
CIK 794619

Exhibit 13

Annual Report 2003

[GRAPHIC OF CABINET APPEARS HERE]

AMERICAN

WOODMARK®

[GRAPHIC OF WINDOW APPEARS HERE]

Table of Contents

Company Profile	2

Market Information	2

Financial Highlights	3

Letter from the President	5

Five-Year Selected Financial Information	9

Management’s Discussion and Analysis	10

Consolidated Financial Statements	18

Notes to Consolidated Financial Statements	21

Management’s Report	31

Report of Independent Auditors	32

Board of Directors and Executive Officers	33

Corporate Information	33

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

American Woodmark Corporation	1
2003 Annual Report

market information

American Woodmark Corporation Common Stock, no par value, is quoted on The Nasdaq Stock Market under the “AMWD” symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

	MARKET PRICE		DIVIDENDS DECLARED
(in dollars)	High	Low

FISCAL 2003

First quarter	$70.72	$40.00	$.05
Second quarter	53.22	41.58	.05
Third quarter	61.24	33.00	.05
Fourth quarter	50.75	34.01	.05

FISCAL 2002

First quarter	$48.85	$25.68	$.05
Second quarter	52.00	26.18	.05
Third quarter	64.00	34.00	.05
Fourth quarter	73.25	55.95	.05

As of April 30, 2003, there were approximately 9,600 shareholders of the Company’s Common Stock. Included are approximately 71% of the Company’s employees, who are shareholders through the American Woodmark Stock Ownership Plan.

company profile

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates 13 manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Minnesota, Oklahoma, Tennessee, Virginia, and West Virginia and ten service centers across the country.

American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July, 1986.

The Company offers approximately 220 cabinet lines in a wide variety of designs, materials and finishes. Products are sold across the United States through a network of independent distributors and directly to home centers and major builders. Approximately 65% of sales during fiscal year 2003 were to the remodeling market and 35% to the new home market.

The Company believes it is one of the three largest manufacturers of kitchen cabinets in the United States.

2	American Woodmark Corporation
2003 Annual Report

[GRAPHIC OF CUPBOARD APPEARS HERE]

financial highlights

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share data)	2003	2002	2001

OPERATIONS
Net sales	$563,466	$499,046	$404,134
Operating income	54,261	53,724	32,365
Income before income taxes and cumulative effect of accounting changes	53,893	53,115	30,774
Net income	32,704	32,155	17,420
Earnings per share
Before cumulative effect of change in accounting principle
Basic	$4.00	$3.93	$2.36
Diluted	3.89	3.81	2.34
After cumulative effect of change in accounting principle
Basic	4.00	3.93	2.16
Diluted	3.89	3.81	2.14
Average shares outstanding
Basic	8,173	8,173	8,057
Diluted	8,400	8,436	8,144

FINANCIAL POSITION
Working capital	$48,554	$26,114	$22,660
Total assets	262,728	234,222	180,368
Long-term debt	19,016	14,398	16,819
Shareholders’ equity	160,099	145,169	109,513
Long-term debt to equity ratio	12%	10%	15%

American Woodmark Corporation	3
2003 Annual Report

[GRAPHIC OF KITCHEN CABINET APPEARS HERE]

to our Shareholders

4	American Woodmark Corporation
2003 Annual Report

[PHOTO OF JAMES J. GOSA APPEARS HERE]

James J. Gosa

President and

Chief Executive Officer

After ending fiscal 2002 with record sales and earnings, we began our year with high expectations. I am pleased to report that we once again set new levels for overall performance during fiscal 2003. Net sales increased 13% to $563.5 million. This marks the first year in our history with over half a billion dollars in net sales. Net income reached $32.7 million or $3.89 per diluted share, both new records.

These numbers, as good as they are, only tell part of the story. During fiscal 2002, our Company was extremely fortunate. In addition to our hard work on elements of the business that were under our control, we were favorably impacted by several external factors. Driven in large measure by low interest rates, the new construction and remodeling markets remained strong while many other industries struggled in uncertain economic times. In this environment, all of our strategic business partners benefited from increasing demand for products and services. Based on our relationships with these partners, American Woodmark was able to run our manufacturing facilities at full capacity. In addition, tough conditions experienced in other sectors, such as the furniture industry, resulted in excess supply and favorable pricing on many of our primary raw materials. The combination of all these events resulted in a breakout year with net income increasing 85% over the previous record.

American Woodmark Corporation	5
2003 Annual Report

[GRAPHIC APPEARS HERE]

The story during fiscal 2003 was different. Unlike fiscal 2002, our last year has been full of challenges and obstacles. While overall demand in the industry remained strong during the year, the rate of growth in certain sectors was weaker than last year due in large measure to uncertainty surrounding the economic recovery and concerns about the impact of war in the Middle East. In addition, we experienced a temporary decline in business with The Home Depot as we supported their efforts to reformat many of their existing stores. External forces also had a negative impact on some of our costs. We experienced pricing pressure on certain raw materials, most notably hardwood lumber, as mills closed operations and market supply dropped below demand. During the spring, fuel costs increased sharply with a brief but dramatic rise in the market price of oil.

From an internal perspective, we experienced higher costs associated with our aggressive increases in capacity. In the fall of 2002, we brought two brand new facilities and a major expansion on-line to accommodate both increasing volume and more product variety in our lines. As we integrated this capacity into our existing operations, we were required to adjust many of our material flows. We absorbed duplicate costs during this period in order to isolate our customers from the impact of these changes. In addition, fixed costs associated with the new capacity reduced margins as our incremental utilization of these facilities during the start-up period was below that of our other operations.

As a result of all these factors, fiscal 2003 was a year of two halves. During the first six months of the fiscal year, the Company was efficiently and effectively running at full capacity. In this environment, we produced outstanding results with sales growth of 16% and net income growth of 20%. In the second half of the year, however, external and internal events resulted in a reduced sales growth rate of 10% and a 15% decline in net income. I am not satisfied with our performance during the second half of the year. Our focus during the first six months of fiscal 2004 will be to return the Company to a higher level of performance.

As we complete the second year covered by our current six-year Vision, I am optimistic about our future. First and foremost, we remain a growth company. Since 1998, demand for our products and services has grown from $231 million to over $563 million. The $332 million in additional market position represents a compound annual growth rate of almost 20%. The combination of our strategic partnerships with the leading home centers, builders and distributors, and the value of our products to the end consumer provides continuing opportunities for growth.

6	American Woodmark Corporation
2003 Annual Report

[GRAPHIC OF BASKET APPEARS HERE]

[GRAPHIC OF CUPBOARD APPEARS HERE]

We continue to invest heavily in our future. This commitment to investment continues in our people and our facilities. During fiscal 2003, we achieved our goal of 40 hours of training for every employee. With over 200,000 total training hours, we are actively building the collective skills of the organization. With the completion of our latest capital expansion, we have invested almost $150 million over the past five years in new capacity. We will continue to use our expanded capability to support our business partners in their growth efforts. We will continue to invest in new resources as we pursue the 2007 Vision.

Our financial position is simply outstanding. Since 1998 the Company has effectively funded our growth, including our capital spending program, out of cash flow. Total debt as a percent of total capital has dropped from 14.6% in April 1998 to 10.5% in April 2003. Including cash on hand at the end of the year, net debt was less than $4.5 million against shareholder equity of $160 million. The strength of our balance sheet continues to provide a strong foundation on which we can implement our strategy.

Throughout the last year, the investment markets have remained extremely volatile and the bears have generally ruled the day. For the third consecutive year, many of the leading indices of market performance showed a loss. In this environment and with quarterly results in the third quarter below analyst expectations, the daily trading price of American Woodmark shares declined as well. From a longer term perspective, the view is very different. Over the past three years, from May 2000 to April 2003, the

American Woodmark Corporation	7
2003 Annual Report

[GRAPHIC OF WHITE CLOTH APPEARS HERE]

[GRAPHIC OF TABLE APPEARS HERE]

Russell 2000 Index was down 6%. During the same period, the total return to shareholders of American Woodmark stock was over 150%. The reality of the short-term thinking on Wall Street will not deter us from making long-term decisions in the best interest of our shareholders. In those periods where the investment markets overreact to immediate events or results, we will continue to enhance shareholder value through our stock repurchase program. Over the past two years, we have used excess cash to purchase over 4% of our outstanding shares.

At the annual meeting in August of last year, Albert Prillaman retired from the Board. As the President and Chief Executive Officer of Stanley Furniture, Albert provided valuable experience in the woodworking industry. We will miss his counsel and his many contributions. During the year, we added Tom McKane and Neil DeFeo to the Board. Tom is the President and Chief Executive Officer of A.M. Castle & Company. Neil is the President and Chief Executive Officer of Remington Products Company. Both Tom and Neil bring a wealth of practical experience in business strategy and the management of manufacturing operations. I look forward to their contributions in the years ahead.

As we begin another fiscal year, I believe our strategy is sound and our future is bright. While we do not hold any illusions about the challenges ahead, the men and women of American Woodmark welcome the opportunities these challenges present to our organization.

Our goal remains to build the biggest, the best and the most profitable cabinet company in North America. We are building a Great Company.

To all our employees, customers, vendors and shareholders, we thank you for your continuing support of American Woodmark. I look forward to reporting our progress towards the 2007 Vision throughout fiscal 2004.

James J. Gosa

President and Chief Executive Officer

8	American Woodmark Corporation
2003 Annual Report

Five-Year Selected Financial Information

	FISCAL YEARS ENDED APRIL 30
(in millions, except per share data)	2003	2002	2001	2000	1999

FINANCIAL STATEMENT DATA
Net sales (1)	$563.5	$499.0	$404.1	$368.0	$312.7
Income before income taxes and cumulative effect of accounting changes (2)	53.9	53.1	30.8	24.6	28.5
Net income	32.7	32.2	17.4	14.5	17.5
Earnings per share
Before cumulative effect of change in accounting principle
Basic	4.00	3.93	2.36	1.82	2.23
Diluted	3.89	3.81	2.34	1.79	2.18
After cumulative effect of change in accounting principle
Basic	4.00	3.93	2.16	1.82	2.23
Diluted	3.89	3.81	2.14	1.79	2.18
Depreciation and amortization expense	27.7	23.8	19.6	14.7	9.7
Total assets	262.7	234.2	180.4	166.7	140.6
Long-term debt	19.0	14.4	16.8	22.0	11.4
Shareholders’ equity	160.1	145.2	109.5	92.6	78.3
Cash dividends declared per share	.20	.20	.20	.19	.15
Average shares outstanding
Basic	8.2	8.2	8.1	8.0	7.9
Diluted	8.4	8.4	8.1	8.1	8.0

PERCENT OF SALES
Gross profit	23.6%	25.8%	22.0%	21.4%	24.7%
Sales, general and administrative expenses	13.9	15.0	14.0	14.3	15.8
Income before income taxes and cumulative effect of accounting change	9.6	10.6	7.6	6.7	9.1
Net income	5.8	6.4	4.3	3.9	5.6

RATIO ANALYSIS
Current ratio	1.8	1.4	1.5	1.5	1.7
Inventory turnover (3)	10.8	11.4	11.7	14.0	15.6
Percentage of capital (long-term debt plus equity):
Long-term debt	10.6%	9.0%	13.3%	19.2%	12.7%
Equity	89.4	91.0	86.7	80.8	87.3
Return on equity (average %)	21.4	25.3	17.7	16.9	25.5
Collection period—days (4)	31.3	31.8	34.6	37.9	39.4

(1)	Prior year amounts have been reclassified to conform to the current year presentation under EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This Issue is a codification of all the issues in both EITF Issue 00-14, “Accounting for Certain Sales Incentives,” and EITF Issue 00-25, “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services.”
(2)	Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). The cumulative effect of the change on retained earnings as of the beginning of fiscal year 2001 resulted in a charge to fiscal year 2001 net income of $1.6 million.
(3)	Based on average of beginning and ending inventory.
(4)	Based on ratio of monthly average customer receivables to average sales per day.

American Woodmark Corporation	9
2003 Annual Report

Financial Review 2003

Management’s Discussion and Analysis

Results of Operations

The following table sets forth certain income and expense items as a percentage of net sales.

	PERCENTAGE OF NET SALES
	Years Ended April 30
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	76.4	74.2	78.0
Gross profit	23.6	25.8	22.0
Selling and marketing expenses	9.8	10.1	10.2
General and administrative expenses	4.1	4.9	3.8
Operating income	9.7	10.8	8.0
Interest expense	0.1	0.1	0.4
Income before income taxes	9.6	10.6	7.6
Provision for income taxes	3.8	4.2	2.9
Net income	5.8	6.4	4.3

10	American Woodmark Corporation
2003 Annual Report

Fiscal Year 2003 Compared to Fiscal Year 2002

Net sales for fiscal 2003 increased 12.9% to $563.5 million from $499.0 million in fiscal 2002. Improved sales were primarily the result of new product introductions and growth in shipments to both the remodel and new home construction markets. Unit volume increased 10.9% over prior year as the Company gained market share. In fiscal 2003, the average selling price per unit increased 1.8% as the Company realized improved product mix.

Sales growth in the Home Center channel was driven by an expanded product offering, new programs, and the impact of exclusive branding. Sales increased with direct builders primarily due to strong new construction rates in key markets served by the Company. Sales were flat year over year to distributors as economic weakness in certain areas was offset by the addition of new customers and an improved product mix.

Gross Profit in fiscal 2003 decreased to 23.6% from 25.8% in fiscal 2002. The decrease in gross profit was the result of higher costs per unit for labor, overhead and freight.

Material costs year to year were essentially flat with a per unit increase of 0.9% from fiscal 2002 to fiscal 2003. Increases in hardwood lumber prices were offset by price reductions in other raw materials purchased.

Labor costs per unit in fiscal 2003 increased 12.2% over the prior fiscal year. Increased labor costs were the result of lower productivity and higher health care costs. Lower productivity was the result of the start-up of two new plants and a major expansion at the existing Kingman, Arizona, facility. Health care costs increased due to a larger number of eligible employees and general inflation in the health care industry.

Overhead costs increased 9.4% on a per unit basis due to depreciation costs relating to the Company’s capital expansion program, and miscellaneous operating costs associated with the start-up of the Company’s new operations.

Freight costs per unit increased 2.7% over prior year. The increase was the result of temporary inefficiencies in material flows during the second and third fiscal quarters with the startup of new operations, shifts in regional demand which impacted the third-party customer delivery network and rising fuel costs.

Selling and marketing expenses decreased as a percent of sales in fiscal 2003 to 9.8%, as compared to 10.1% in fiscal 2002. The decrease was due to the favorable impact of cost containment efforts and lower merchandising and promotional charges due to channel and customer mix.

General and Administrative Expenses for fiscal year 2003 as a percent of sales were 4.1%, down from 4.9% in fiscal 2002. The decrease was primarily due to lower costs associated with the Company’s pay-for-performance employee incentive plans.

Net Interest Expense increased $13,000 in fiscal 2003 as compared to fiscal 2002. The slight increase was due to a decrease in capitalized interest as the Company completed its major capital expansion projects.

Other Expense decreased $254,000 for fiscal 2003 as compared to fiscal 2002. A decline in interest income was more than offset by fewer non-operating expenses.

The Company’s combined federal and state tax rate in fiscal 2003 was 39.3%, a decrease from 39.5% in fiscal 2002. The year over year decrease in the effective tax rate was attributable to state investment tax credits associated with the start-up of new facilities.

Liquidity and Capital Resources

The Company’s operating activities generated $39.2 million in net cash during fiscal 2003, a decrease of $14.3 million from $53.5 million in the prior year. The decrease in cash generated from operations versus the prior year occurred as additional cash generated from net income, the provision for depreciation and amortization, accounts payable and accrued compensation and related expenses was more than offset by cash applied to inventories, accounts receivable and other assets.

The increase in the provision for depreciation and amortization was a result of the Company’s capital spending program and acceleration of display amortization as a result of the discontinuance of the Thomasville cabinetry line. Accounts payable increases were due to more activity in association with the Company’s overall growth. The Company has made no changes to payment practices. Accrued compensation and related expenses increased due to timing differences. Inventories increased as a result of initial inventory builds at the new facilities. Customer receivables increased year over year due to higher sales, which were partially offset by improved collection performance. Other assets decreased as fewer promotional displays were required in light of the discontinuance of the Thomasville cabinetry line.

American Woodmark Corporation	11
2003 Annual Report

Capital spending decreased $10.9 million from $39.8 million in fiscal 2002 to $28.9 million in fiscal 2003 as the Company completed its capital expansion program initiated during fiscal 2002. During fiscal 2003, the Company completed the construction of a new assembly facility in Tahlequah, Oklahoma, and a new lumber processing facility in Hazard, Kentucky, to increase capacity. In addition, capital investments were made to increase dimension capacity at the existing facility in Monticello, Kentucky, and to install finishing capacity in the existing facility in Kingman, Arizona. The Company expects that continued sales growth will require additional investments in plant, property and equipment. Capital expenditures in fiscal 2004 are expected to be between $25 and $30 million.

The Company increased net long-term borrowings by $2.4 million as scheduled repayments were more than offset by a new $6.0 million developmental term loan related to the construction of the Hazard, Kentucky, facility.

The timing of the Company’s Contractual Obligations and Other Commercial Commitments are summarized in the following table. For more information see Notes E and I in the Notes to Consolidated Financial Statements.

	FISCAL YEARS ENDING APRIL 30
(in thousands)	Total Amounts	2004	2005-2008	2009 and Thereafter
Term credit facility	$10,000	$—	$10,000	$—
Term loans	7,172	292	1,385	5,495
Operating lease	6,248	2,789	3,444	16
Capital lease obligations	2,776	640	2,136	—

Total	$26,196	$3,721	$16,965	$5,511

The Company received cash flow of $824 thousand from Common Stock issued under the Company’s stock option plans.

The Company repurchased $9.8 million in Common Stock during fiscal 2003, compared to $3.5 million in fiscal 2002. All share repurchases were conducted under the authorizations granted by the Board of Directors in January 2001 and August 2002. Each authorization was for the repurchase of up to $10 million of company stock from time to time when, in the opinion of management, the market price presents an attractive return on investment for the shareholders.

Cash dividends of $1.6 million were paid on Common Stock during fiscal 2003.

Cash flow from operations combined with accumulated cash on hand and available borrowing capacity is expected to be sufficient to meet forecasted capital requirements, payments of accrued compensation, service existing debt obligations and fund capital expenditures for fiscal 2004.

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

Unit volume increased 21.7% over prior year as the Company gained market share. Unit growth in the Home Center channel was driven by an expanded product offering, new programs, and the expansion of exclusive branding. Unit shipments to direct builders increased due primarily to strong new construction rates in key markets served by the Company. Unit shipments through distributors declined year over year due to economic weakness in areas serviced by key customers.

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

Freight costs decreased 9.7% on a per unit basis. The decrease was the result of higher capacity utilization related to volume, decreases in fuel cost and improved performance within the Company’s third-party carrier network.

12	American Woodmark Corporation
2003 Annual Report

Selling and marketing expenses decreased as a percent of sales in fiscal 2002 to 10.1%, as compared to 10.2% in fiscal 2001. The decrease was the result of positive leverage gained in overhead and advertising expenses which were partially offset by additional expense related to promotional activity.

General and Administrative Expenses for fiscal year 2002 as a percent of sales were 4.9%, up from 3.8% in fiscal 2001. The increase was primarily due to higher costs associated with the Company’s pay-for-performance employee incentive plans.

Net Interest Expense decreased $933,000 in fiscal 2002 as compared to fiscal 2001. The decrease was due to an increase in capitalized interest, lower average borrowings and lower average interest rates.

Other Expense decreased $49,000 for fiscal 2002 as compared to fiscal 2001. The decrease was due to higher cash balances resulting in increased income from the Company’s short-term investments.

The Company’s combined federal and state tax rate in fiscal 2002 was 39.5%, an increase from 38.3% in fiscal 2001. The difference was due to increased state income taxes as a result of the mix of sales, payroll and capital investments among various states in which the Company does business.

Forward-Looking Statements

All forward-looking statements made by the Company involve material risks and uncertainties and are subject to change based on factors that may be beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Risk Factors section of Management’s Discussion and Analysis. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Outlook for Fiscal 2004

The Company believes there remains significant uncertainty in the economic outlook, particularly as it pertains to retail purchases of durable goods. The Company follows several indices, including housing starts, existing home sales, interest rates and consumer confidence, that it believes are leading indicators of overall demand for kitchen and bath cabinetry. These indicators collectively suggest to the Company that demand in the industry will grow during the period covered by the Company’s fiscal year ending April 30, 2004.

The Company expects to increase sales in fiscal 2004 versus fiscal 2003 based on three factors. First, as one of the largest manufacturers in the industry with a broad distribution base, the Company expects to participate in the overall growth of the industry. Second, the Company expects to gain share in the general market due to strategic partnerships with home centers, builders and distributors that are gaining share versus other distribution outlets. Finally, the Company expects to gain share with customers due to the value of the products and services in the Company’s broad offering.

Assuming the Company is successful in generating increased sales, the Company expects to generate higher net income in fiscal 2004 versus fiscal 2003. The Company expects to benefit from additional margin on incremental sales, leverage on fixed and semi-fixed costs with additional unit volume, and improved productivity. These expected benefits will be partially offset by an increase in material costs due to market pricing of hardwood lumber and changes in product mix, an increase in transportation costs due to inflationary rate changes and the market price of fuel, an increase in pension expense due to unrecognized losses and changes in pension assumptions, and an increase in medical costs due to higher headcount and overall cost pressures in the medical industry.

The Company would be negatively impacted by reduced market demand as the result of lower overall remodeling or new construction activity. While the Company would expect to perform better than the industry on average during a downturn in demand, the combined effects of lower sales and underutilized capacity could result in decreased profitability in fiscal 2004 versus 2003.

The Company began to experience an increase in hardwood lumber prices during fiscal 2003. While the Company believes that it is extremely efficient as compared to the industry in the use of materials, a sudden and significant rise in raw material costs would negatively impact profitability during fiscal 2004. The Company does not believe that increases in raw material costs would negatively impact performance over time due to the availability of substitute materials and the historical ability for the industry to recover market-driven increases in raw materials through pricing.

American Woodmark Corporation	13
2003 Annual Report

Over the past four years, the Company has significantly expanded overall manufacturing capacity through an aggressive capital spending program. In order to support the growth in demand for products and services, the Company has invested approximately $127 million in property, plant and equipment over the last four fiscal years. Long-term projected growth will continue to require the Company to invest in additional capacity. The Company expects new spending on property, plant and equipment during fiscal 2004 to be between $25 million and $30 million. Anticipated projects for the fiscal year include expansion of the lumber processing facility in Hazard, Kentucky, and the expansion of both component and finishing capacity at a facility to be determined. The Company believes that it has sufficient financial resources to support the capital spending program without a significant impact on the current financial position.

The aforementioned forward-looking statements should be read in combination with information presented in the Risk Factors section of Management’s Discussion and Analysis.

Risk Factors

The Company’s business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters.

The costs of the Company’s products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressures have been relatively mild over the past five years. Commodity price pressures have been experienced in the hardwood commodity market during the recent period. The Company has generally been able, over time, to recover the effects of inflation and commodity price fluctuations through sales price increases.

On April 30, 2003, the Company had no material exposure to changes in interest rates for its debt agreements. All significant borrowings of the Company carry a fixed interest rate between 2% and 6%.

The Company participates in an industry that is subject to rapidly changing conditions. Forward-looking statements, contained in this Management’s Discussion and Analysis, are based on current expectations, but there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, especially the home center industry, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of fuel, and/or transportation-related services, (6) the need to respond to price or product initiatives launched by a competitor and (7) sales growth at a rate that outpaces the Company’s ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on operating results.

Critical Accounting Policies

On December 12, 2001, the Securities and Exchange Commission (SEC) issued a financial reporting release, “Cautionary Advice Regarding Disclosure about Critical Accounting Policies” (“FR-60”). The SEC alerted public companies to the need for improved disclosures about critical accounting policies. FR-60 defines “critical accounting policies” as those most important to the financial statement presentation and that require the most difficult, subjective, and complex judgments. The SEC announced an expectation that public companies would provide disclosures responsive to FR-60, including disclosures in Management’s Discussion and Analysis, in annual reports for fiscal years ending on or after December 31, 2001.

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

The significant accounting policies of the Company are disclosed in Note A to the Consolidated Financial Statements.

14	American Woodmark Corporation
2003 Annual Report

The following discussion addresses the accounting policies that are the most important to the portrayal of the financial condition of the Company for the period being reported and that require judgment.

REVENUE RECOGNITION. The Company utilizes signed sales agreements that provide for transfer of title to the customer upon delivery. The Company’s network of third-party carriers does not currently have the technology to provide detailed information regarding the delivery date for all orders. As a result, the Company must estimate the amount of sales that have been transferred to third-party carriers but not delivered to customers. The estimate is calculated using a lag factor determined by analyzing the actual difference between shipment date and delivery date for 100% of all orders in the previous 90 days. Revenue is only recognized on those shipments which we believe have been delivered to the customer. Due to the nature of the Company’s business, the impact from this estimate is limited to fiscal quarters as any shipments deemed to be in transit at the end of a reporting period are delivered to the customer within the first two weeks of the next period. Management believes that likely changes in the estimate are immaterial to the overall results of the fiscal year.

The Company recognizes revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under current generally accepted accounting standards. Collection is reasonably assured as determined through an analysis of accounts receivable data, including historical product returns, and the evaluation of each customer’s ability to pay. Allowances for sales returns are based on the historical relationship between shipments and returns. The Company believes that historical experience is an accurate reflection of future returns.

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

PENSIONS. The Company has two non-contributory defined pension benefit plans covering substantially all of the Company’s employees. The Company accounts for its defined benefit plans in accordance with FAS 87, “Employer’s Accounting for Pensions,” which requires amounts recognized in the financial statements to be determined on an actuarial basis. The estimated cost and benefits of the non-contributory defined benefit pension plans are determined by independent actuaries, who, with the Company’s input, use various actuarial assumptions. The most significant assumptions are the long-term expected rate of return on plan assets, the discount rate used to determine the present value of the pension obligations, and the future rate of compensation level increases. The Company refers to high-quality, fixed-income investments in establishing the discount rate. The long-term expected rate of return on plan assets reflects the current mix of the plan assets invested in equities and bonds. The future rate of compensation levels reflects expected salary trends.

Pension expense for fiscal year 2003 and the assumptions used in that calculation are presented in Note G to the Consolidated Financial Statements. At April 30, 2003, the discount rate was 6.2% compared to 7.3% at April 30, 2002, which reflects the decline in long-term interest rates. The expected return on plan assets is 8.0%, which is consistent with fiscal year 2002. The rate of increase in compensation levels is 4.0% for the period ended April 30, 2003, unchanged from the prior year.

The fair value of plan assets at April 30, 2003 was $27.9 million compared to $27.1 million at April 30, 2002. The Company’s underfunded amount for the difference between the projected benefit obligation and plan assets increased to $20 million from $7.4 million in fiscal 2002. As a result, and in conjunction with the decrease in the discount rate, the Company expects pension expense for its defined benefit plans to increase from $3.0 million in fiscal 2003 to $5.4 million in fiscal 2004.

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

American Woodmark Corporation	15
2003 Annual Report

Recent Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees and other types of guarantees that are not subject to the initial recognition and measurement provisions, such as product warranties. The Company adopted the Interpretation No. 45 during the third quarter of fiscal 2003. The adoption of Interpretation No. 45 had no impact on the Company’s financial position or results of operations. (See Note I to the Consolidated Financial Statements.)

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires that a Company that has a controlling financial interest in a variable interest entity consolidate the assets, liabilities and results of operations of the variable interest entity in the Company’s consolidated financial statements. The Company believes that FIN 46 will have no impact on the Company’s consolidated financial statements. The Company will be required to adopt this statement as of August 1, 2003.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to Statement 123’s fair value method of accounting for stock-based compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 25, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for stock options using the fair value method. SFAS No. 148 does require all companies to adopt the disclosure provisions. The Company has adopted the disclosure provisions.

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

Dividends Declared

On May 28, 2003, the Board of Directors approved a $.05 per share cash dividend on its Common Stock. The cash dividend was paid on June 26, 2003, to shareholders of record on June 12, 2003.

16	American Woodmark Corporation
2003 Annual Report

Quarterly Results of Operations (Unaudited)

FY 2003	07/31/02	10/31/02	01/31/03	04/30/03
(in thousands, except share amounts)
Net sales	$137,468	$144,972	$136,684	$144,341
Gross profit	35,764	35,282	30,370	31,325
Income before income taxes	15,295	15,107	11,108	12,384
Net income	$9,254	$9,140	$6,757	$7,554
Earnings per share
Basic	$1.12	$1.12	$0.83	$0.93
Diluted	$1.09	$1.09	$0.80	$0.91

FY 2002	07/31/01	10/31/01	01/31/02	04/30/02
(in thousands, except share amounts)
Net sales	$117,161	$125,760	$123,705	$132,419
Gross profit	30,294	31,407	31,857	35,119
Income before income taxes	12,173	13,162	12,676	15,102
Net income	$7,385	$7,963	$7,669	$9,137
Earnings per share
Basic	$0.91	$0.98	$0.94	$1.11
Diluted	$0.88	$0.95	$0.91	$1.07

American Woodmark Corporation	17
2003 Annual Report

Consolidated Balance Sheets

	APRIL 30
(in thousands, except per share data)	2003	2002
ASSETS
Current Assets
Cash and cash equivalants	$15,512	$13,083
Customer receivables	40,615	32,246
Inventories	44,986	34,872
Prepaid expenses and other	5,073	2,741
Deferred income taxes	6,166	7,569

Total Current Assets	112,352	90,511

Property, plant and equipment	136,551	122,405
Promotional displays	12,004	16,160
Other assets	915	5,146
Intangible pension assets	906	—

	$262,728	$234,222

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$26,850	$23,059
Accrued compensation and related expenses	26,704	25,888
Current maturities of long-term debt	932	3,218
Accrued marketing expenses	4,321	5,627
Other accrued expenses	4,991	6,605

Total Current Liabilities	63,798	64,397

Long-term debt, less current maturities	19,016	14,398
Deferred income taxes	8,428	9,556
Long-term pension liabilities	9,960	238
Other long-term liabilities	1,427	464
Shareholders’ Equity
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued
Common stock, no par value; 20,000,000 shares authorized; issued and outstanding shares: 8,080,098-2003; 8,271,496-2002;	33,999	33,072
Retained earnings	134,406	112,378
Accumulated Other Comprehensive Loss
Minimum pension liability	(7,704)	—
Unrealized loss on derivative contracts	(602)	(281)

Total Other Comprehensive Loss	(8,306)	(281)

Total Shareholders’ Equity	160,099	145,169

	$262,728	$234,222

See notes to consolidated financial statements.

18	American Woodmark Corporation
2003 Annual Report

Consolidated Statements of Income and Retained Earnings

	YEARS ENDED APRIL 30
(in thousands, except per share data)	2003	2002	2001
Net sales	$563,466	$499,046	$404,134
Cost of sales and distribution	430,725	370,369	315,302

Gross Profit	132,741	128,677	88,832
Selling and marketing expense	55,157	50,442	41,034
General and administrative expenses	23,323	24,511	15,433

Operating Income	54,261	53,724	32,365
Interest expense	519	506	1,439
Other (income) expense	(151)	103	152

Income before Income Taxes and Cumulative Effect of Accounting Change	53,893	53,115	30,774
Provision for income taxes	21,189	20,960	11,771

Income before Cumulative Effect of Accounting Change	32,704	32,155	19,003
Cumulative effect of accounting change, net of tax	—	—	(1,583)

Net Income	32,704	32,155	17,420
Retained Earnings, Beginning of Year	112,378	85,101	69,716
Stock repurchases	(9,041)	(3,240)	(423)
Cash dividends	(1,635)	(1,638)	(1,612)

Retained Earnings, End of Year	$134,406	$112,378	$85,101

SHARE INFORMATION
Earnings per share
Before cumulative effect of change in accounting principle
Basic	$4.00	$3.93	$2.36
Diluted	3.89	3.81	2.34
After cumulative effect of change in accounting principle
Basic	$4.00	$3.93	$2.16
Diluted	3.89	3.81	2.14
Cash dividends per share	.20	.20	.20

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	YEARS ENDED APRIL 30
(in thousands, except per share data)	2003	2002	2001
Net income	$32,704	$32,155	$17,420
Other Comprehensive Income (Loss):
Unrealized loss on derivative contracts, net of income tax benefit of $208 and $183 for fiscal years 2003 and 2002, respectively	(321)	(281)	—
Minimum pension liability adjustment, net of income tax benefit of $4,988 in 2003	(7,704)	—	—

Comprehensive Income	$24,679	$31,874	$17,420

See notes to consolidated financial statements.

American Woodmark Corporation	19
2003 Annual Report

Consolidated Statements of Cash Flows

	YEARS ENDED APRIL 30
(in thousands)	2003	2002	2001
OPERATING ACTIVITIES
Net income	$32,704	$32,155	$17,420
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	—	1,583
Provision for depreciation and amortization	27,717	23,792	19,635
Net loss on disposal of property, plant and equipment	161	141	22
Deferred income taxes	3,825	(337)	2,187
Other non-cash items	1,043	1,668	2,316
Changes in operating assets and liabilities:
Customer receivables	(8,796)	(2,880)	(1,959)
Inventories	(10,635)	(5,067)	(4,183)
Other assets	(8,238)	(13,296)	(14,660)
Accounts payable	3,791	6,021	(2,462)
Accrued compensation and related expenses	816	9,619	1,115
Other	(3,207)	1,634	477

Net Cash Provided by Operating Activities	39,181	53,450	21,491

INVESTING ACTIVITIES
Payments to acquire property, plant and equipment	(28,918)	(39,829)	(17,445)
Proceeds from sales of property, plant and equipment	39	27	26

Net Cash Used in Investing Activities	(28,879)	(39,802)	(17,419)

FINANCING ACTIVITIES
Payments of long-term debt	(5,568)	(20,778)	(123,698)
Proceeds from long-term borrowings	8,350	19,007	118,750
Common stock issued through stock option plans	824	4,674	512
Repurchase of common stock	(9,844)	(3,544)	(493)
Dividends paid	(1,635)	(1,638)	(1,612)

Net Cash Used in Financing Activities	(7,873)	(2,279)	(6,541)

Increase (Decrease) in Cash and Cash Equivalents	2,429	11,369	(2,469)

Cash and Cash Equivalents, Beginning of Year	13,083	1,714	4,183

Cash and Cash Equivalents, End of Year	$15,512	$13,083	$1,714

See notes to consolidated financial statements.

20	American Woodmark Corporation
2003 Annual Report

Notes To Consolidated Financial Statements

Note A—Significant Accounting Policies

The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company’s products are sold across the United States through a network of independent distributors and directly to home centers and major builders.

The following is a description of the Company’s significant accounting policies:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION: Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). Prior to the adoption of SAB 101, the Company recognized revenue on the date shipments were transferred to third-party carriers for delivery to the customer. After the change, the Company recognizes revenue when product is delivered to the customer and title has passed. Revenue is based on invoice price less allowances for sales returns, cash discounts and other deductions as required by current generally accepted accounting standards.

COST OF SALES AND DISTRIBUTION: The cost of sales and distribution includes all cost associated with the manufacture and distribution of the Company’s products including the costs of shipping and handling.

ADVERTISING COSTS: Advertising costs are expensed as incurred. Advertising expenses for fiscal years 2003, 2002, and 2001 were $11.0 million, $10.8 million, and $9.0 million, respectively.

CASH AND CASH EQUIVALENTS: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximate cost). The Company considers all highly liquid short-term investments with maturity of three months or less when purchased to be cash equivalents.

INVENTORIES: Inventories are stated at lower of cost or market. Inventory costs were determined by the last-in, first-out (LIFO) method.

The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.

PROMOTIONAL DISPLAYS: The Company’s investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over 30 months (the estimated period of benefit).

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost less an allowance for depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, which range from 15 to 30 years for buildings and improvements and three to ten years for furniture and equipment. Assets under capital lease are amortized over the shorter of their estimated useful lives or term of the related lease.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of the Company’s cash and cash equivalents, customer receivables, accounts payable, and long-term debt approximate fair value. Refer to the Consolidated Statements of Comprehensive Income for the effect of interest rate swaps.

PENSIONS: The Company has two non-contributory defined pension benefit plans covering substantially all of the Company’s employees. The Company accounts for its defined benefit plans in accordance with FAS 87, “Employer’s Accounting for Pensions,” which requires amounts recognized in the financial statements to be determined on an actuarial basis. (See Note G to the Consolidated Financial Statements.)

American Woodmark Corporation	21
2003 Annual Report

STOCK-BASED COMPENSATION: As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. SFAS No. 148, which amends SFAS No. 123, does not require companies to account for stock options using the fair value method; however, it does require all companies to adopt the disclosure provisions. (See Note F to the Consolidated Financial Statements.)

For the years ended April 30, 2003, 2002, and 2001, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows:

(in thousands, except share amounts)	2003	2002	2001
Net income	$32,704	$32,155	$19,003
Stock-based employee compensation expense	(1,949)	(1,364)	(1,042)
Pro forma net income before cumulative effect of change in accounting principle	$30,755	$30,791	$17,961
Cumulative effect of change in accounting principle	—	—	(1,583)
Pro forma net income	$30,755	$30,791	$16,378
Net income per common share:
Net income before cumulative effect of change in accounting principle
Basic	3.76	3.77	2.22
Diluted	3.66	3.65	2.21
Cumulative effect of change in accounting principle
Basic	—	—	(0.20)
Diluted	—	—	(0.20)

To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include a dividend yield of 0.8% and the following:

	2003	2002	2001
Expected volatility	0.514	0.509	0.475
Risk-free interest rates	4.60%	5.20%	5.50%
Expected life in years	6.0	6.0	6.0
Weighted-average fair value per share	$32.13	$15.39	$9.76

NEW ACCOUNTING RULES: In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees and other types of guarantees that are not subject to the initial recognition and measurement provisions, such as product warranties. The Company adopted the Interpretation No. 45 during the third quarter of fiscal 2003. The adoption of Interpretation No. 45 had no impact on the Company’s financial position or results of operations. (See Note I to the Consolidated Financial Statements.)

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires that a Company that has a controlling financial interest in a variable interest entity consolidate the assets, liabilities and results of operations of the variable interest entity in the Company’s consolidated financial statements. The Company believes that FIN 46 will have no impact on the Company’s consolidated

22	American Woodmark Corporation
2003 Annual Report

financial statements. The Company will be required to adopt this statement as of August 1, 2003.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to Statement 123’s fair value method of accounting for stock-based compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 25, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for stock options using the fair value method; however, it does require all companies to adopt the disclosure provisions. The Company has adopted the disclosure provisions.

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

Note B—Customer Receivables

The components of customer receivables were:

	APRIL 30
(in thousands)	2003	2002
Gross customer receivables	$45,564	$36,872
Less:
Allowance for bad debt	(726)	(799)
Allowance for returns and discounts	(4,223)	(3,827)

Net customer receivables	$40,615	$32,246

Note C—Inventories

The components of inventories were:

	APRIL 30
(in thousands)	2003	2002
Raw materials	$17,221	$11,971
Work-in-process	30,058	23,021
Finished goods	6,695	6,663

Total FIFO inventories	53,974	41,655
Reserve to adjust inventories to LIFO value	(8,988)	(6,783)

Total inventories	$44,986	$34,872

American Woodmark Corporation	23
2003 Annual Report

Note D—Property, Plant and Equipment

The components of property, plant and equipment were:

	APRIL 30
(in thousands)	2003	2002
Land	$1,956	$1,506
Buildings and improvements	65,178	39,782
Buildings and improvements—capital leases	9,153	9,153
Machinery and equipment	143,840	112,397
Machinery and equipment—capital leases	334	334
Construction in progress	841	31,732

	221,302	194,904
Less allowance for depreciation	(84,751)	(72,499)

Total	$136,551	$122,405

Depreciation expense amounted to $14,572,000, $11,347,000 and $10,727,000 in fiscal 2003, 2002, and 2001, respectively.

Note E—Loans Payable and Long-Term Debt

Maturities of long-term debt are as follows:

	FISCAL YEARS ENDING APRIL 30
(in thousands)	2004	2005	2006	2007	2008	2009 and Thereafter	Total Outstanding
Revolving credit facility	$—	$—	$—	$—	$—	$—	$—
Term credit facility	—	—	—	10,000	—	—	10,000
Term loans	292	313	334	357	381	5,495	7,172
Capital lease obligations	640	675	711	750	—	—	2,776

Total	$932	$988	$1,045	$11,107	$381	$5,495	$19,948

Less current maturities							$932

Total long-term debt							$19,016

The Company’s primary loan agreement provides for a five-year, $35 million revolving credit facility and a $10 million, five-year term credit facility which expire on May 31, 2006. Borrowings under the credit facilities bear interest at the LIBOR rate (1.3% at April 30, 2003) plus a spread (0.50% at April 30, 2003) based on Total Funded Debt to earnings, before deduction of interest and taxes, plus depreciation and amortization (EBITDA). Funded debt is the total of senior debt, letter of credit obligations, stockholder debt, subordinated debt, and the value of all capitalized and synthetic leases. The Company has no synthetic leases. The Company incurs a fee for amounts not used under the revolving credit facility. The non-usage fee is included in interest expense and amounts to 0.2% of the amount not borrowed. The interest rate on the five-year term loan has been fixed at 6.0% via an interest rate swap. The Company employs a straight-forward interest rate swap agreement. Any unrealized gain or loss associated with the swap agreement is accounted for as other comprehensive income. As of April 30, 2003, the fair value of the swap was $932,000 and is classified as a long-term liability. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type financial instruments.

In November 2002, the Company entered into a loan agreement with the Perry, Harlan, Leslie, Breathitt Regional Industrial Authority (a.k.a. Hazard, KY Regional Authority) as part of the Company’s capital investment and operations at the Hazard, Kentucky, site. This debt facility is a $6 million term loan, which

24	American Woodmark Corporation
2003 Annual Report

expires November 13, 2017, bearing interest at a fixed rate of 2%. It is secured by a mortgage on the manufacturing facility constructed in Hazard, Kentucky. The loan requires annual debt service payments consisting of principal and interest with a fixed balloon payment of $1.6 million at loan expiration.

On April 30, 2003, term loans of $7.2 million were outstanding. The interest-bearing term loans bore a weighted average interest rate of 2.6% on April 30, 2003.

The average interest rate on the Company’s capital lease obligations was 5.4% on April 30, 2003. These obligations mature at various times through 2007.

The Company’s loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. Certain of the Company’s fixed assets are pledged as collateral under the term loan agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2003.

Interest paid was $1,074,000, $1,128,000, and $1,793,000, during fiscal 2003, 2002, and 2001, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

Interest capitalized was $579,000, $659,000, and $342,000, during fiscal 2003, 2002, and 2001, respectively.

Note F—Shareholders’ Equity

COMMON STOCK

Transactions affecting Common Stock were as follows:

	SHARES OUTSTANDING	AMOUNT (in thousands)
Balance at April 30, 2000	8,010,427	$22,896
Stock options exercised	33,197	512
Stock issued to AWSOP	58,469	1,074
Stock repurchases	(23,000)	(70)

Balance at April 30, 2001	8,079,093	24,412
Stock options exercised	245,195	7,802
Stock issued to AWSOP	30,208	1,162
Stock repurchases	(83,000)	(304)

Balance at April 30, 2002	8,271,496	33,072
Stock options exercised	30,551	1,122
Stock issued to AWSOP	17,051	790
Stock repurchases	(239,000)	(985)

Balance at April 30, 2003	8,080,098	$33,999

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

Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $1,029,000, $900,000, and $566,000, in fiscal 2003, 2002, and 2001, respectively.

The Company matches 401(k) contributions in the amount of 50% of an employee’s contribution to the plan up to 4% of base salary for an effective maximum Company contribution of 2% of base salary. The expense for 401(k) matching contributions for this plan was $1,032,000, $758,000, and $753,000, in fiscal 2003, 2002, and 2001, respectively.

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

In August 2000, shareholders approved a stock option plan for non-employee directors. Under the 2000 plan, up to 30,000 shares of Common Stock may be granted as options, with each non-employee director receiving an option to purchase 1,000 shares on the anniversary date of the plan. Outstanding options under the plan are exercisable in annual cumulative increments of 33.33% of options granted beginning one year after the date of grant and must be exercised within 12 months after cumulative increments exercisable equal 100% of options granted, at which time options expire.

The Company has adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” which amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to Statement 123’s fair value method of accounting for stock-based

American Woodmark Corporation	25
2003 Annual Report

compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 25, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for stock options using the fair value method; however, it does require all companies to adopt the disclosure provisions. Since the exercise price for all options granted is the fair market value of the Company’s stock on the date of grant no compensation cost has been recognized for the stock option plans.

For the years ended April 30, 2003, 2002, and 2001, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows:

	YEARS ENDED APRIL 30
(in thousands, except share amounts)	2003	2002	2001
Net income	$32,704	$32,155	$19,003
Stock-based employee compensation expense	(1,949)	(1,364)	(1,042)
Pro forma net income before cumulative effect of change in accounting principle	$30,755	$30,791	$17,961
Cumulative effect of change in accounting principle	—	—	(1,583)
Pro forma net income	$30,755	$30,791	$16,378
Net income per common share:
Net income before cumulative effect of change in accounting principle
Basic	3.76	3.77	2.22
Diluted	3.66	3.65	2.21
Cumulative effect of change in accounting principle
Basic	—	—	(0.20)
Diluted	—	—	(0.20)

To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include a dividend yield of 0.8% and the following:

	2003	2002	2001
Expected volatility	0.514	0.509	0.475
Risk-free interest rates	4.60%	5.20%	5.50%
Expected life in years	6.0	6.0	6.0
Weighted-average fair value per share	$32.13	$15.39	$9.76

26	American Woodmark Corporation
2003 Annual Report

The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

	2003	2002	2001
Outstanding at beginning of year	737,205	837,267	647,800
Granted	179,000	162,390	274,000
Exercised	(34,741)	(250,285)	(35,933)
Expired or cancelled	(12,167)	(12,167)	(48,600)

Outstanding at April 30	869,297	737,205	837,267

Exercisable at April 30	509,419	369,154	456,423
Available for future issuance at April 30	555,196	717,696	863,496

Weighted average exercise prices (in dollars):
Outstanding at beginning of year	$23.92	$21.01	$21.55
Granted	63.28	30.84	19.93
Exercised	23.70	18.68	12.35
Expired or cancelled	23.70	23.60	28.45
Outstanding at April 30	31.79	23.92	21.01
Exercisable at April 30	$23.20	$22.80	$16.52

The following table summarizes information about stock options outstanding at April 30, 2003 [remaining lives (in years) and exercise prices are weighted-averages]:

OPTION PRICE PER SHARE	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	Options	Remaining Life	Exercise Price	Options	Exercise Price
$5.25-$6.50	38,450	3.2	$ 5.55	38,450	$ 5.55
$9.25-$13.13	37,500	3.9	12.87	37,500	12.87
$15.56-$18.94	206,645	5.6	17.55	162,000	17.27
$21.72-$29.86	309,412	7.2	26.81	172,279	26.25
$37.81-$47.54	101,500	6.2	38.35	97,033	37.93
$51.20-$63.80	175,790	9.1	63.26	2,156	56.86

American Woodmark Corporation	27
2003 Annual Report

EARNINGS PER SHARE

The following table summarizes the computations of basic and diluted earnings per share:

	FISCAL YEARS ENDED APRIL 30
(in thousands, except share amounts)	2003	2002	2001
Numerator used in basic and diluted earnings per common share:
Net income	$32,704	$32,155	$17,420
Denominator:
Denominator for basic earnings per common share-weighted average shares	8,173	8,173	8,057
Effect of dilutive securities:
Stock options	227	263	87

Denominator for diluted earnings per common share-weighted average shares and assumed conversions	8,400	8,436	8,144

Earnings per common share
Before cumulative effect of change in accounting principle
Basic	$4.00	$3.93	$2.36
Diluted	$3.89	$3.81	$2.34
After cumulative effect of change in accounting principle
Basic	$4.00	$3.93	$2.16
Diluted	$3.89	$3.81	$2.14

Note G—Pension Benefits

The following information is disclosed in accordance with the requirements of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which the Company adopted in 1999. The Company has two defined benefit plans covering virtually all of the Company’s employees.

	PENSION BENEFITS
(in thousands)	2003	2002
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	$34,430	$27,528
Service cost	2,083	1,602
Interest cost	2,483	2,084
Amendments	441	31
Actuarial losses	9,347	3,851
Benefits paid	(903)	(666)

Benefit obligation at end of year	$47,881	$34,430

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$27,067	$24,861
Actual return on plan assets	(1,173)	(584)
Company contributions	2,887	3,456
Benefits paid	(903)	(666)

Fair value of plan assets at end of year	$27,878	$27,067

Funded status of the plans	$(20,003)	$(7,363)
Unamortized prior service cost	906	544
Unrecognized net actuarial loss	21,189	8,975

Prepaid benefit cost	$2,092	$2,156

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
Prepaid benefit cost	$—	$4,158
Accrued benefit liability	(11,506)	(2,002)
Intangible asset	906	—
Accumulated other comprehensive income	12,692	—

Net amount recognized	$2,092	$2,156

WEIGHTED-AVERAGE ASSUMPTIONS AS OF APRIL 30
Discount rate	6.20%	7.30%
Expected return on plan assets	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%

As of April 30, 2003, the Company’s defined benefit plans had a projected benefit obligation of $47.9 million and an accumulated benefit obligation of $39.4 million which exceeded the plan assets of $27.9 million. As of April 30, 2002, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for one of the Company’s pension plans with

28	American Woodmark Corporation
2003 Annual Report

accumulated benefit obligation in excess of plan assets were $23.1 million, $17.4 million, and $15.5 million, respectively.

As a result of large unrecognized losses and changes in assumptions, the Company’s pension expense is expected to increase from $3.0 million in fiscal 2003 to $5.4 million in fiscal 2004.

	PENSION BENEFITS
(in thousands)	2003	2002	2001
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$2,083	$1,602	$1,402
Interest cost	2,483	2,084	1,916
Expected return on plan assets	(2,132)	(1,965)	(1,918)
Amortization of the unrecognized transition obligation	—	8	75
Amortization of prior service cost	79	97	109
Recognized net actuarial loss	438	63	—

Benefit cost	$2,951	$1,889	$1,584

Note H—Income Taxes

The provision for income taxes on income before the cumulative effect of accounting change was comprised of the following:

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2003	2002	2001
Current provision
Federal	$14,144	$18,213	$8,406
State	3,220	3,084	1,178

Total current provision	17,364	21,297	9,584

Deferred provision (benefit)
Federal	3,709	(289)	1,927
State	116	(48)	260

Total deferred provision (benefit)	3,825	(337)	2,187

Total provision	$21,189	$20,960	$11,771

The Company’s effective income tax rate varied from the federal statutory rate as follows:

	FISCAL YEARS ENDED APRIL 30
	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
Permanent differences	.1	—	—
State income taxes, net of federal tax effect	4.2	4.5	3.3

Effective income tax rate	39.3%	39.5%	38.3%

Income taxes paid were $20,262,000, $18,293,000, and $9,235,000 for fiscal years 2003, 2002, and 2001, respectively.

The significant components of deferred tax assets and liabilities were as follows:

	APRIL 30
(in thousands)	2003	2002
Deferred tax assets
Accounts receivable	$3,146	$3,882
Employee benefits	2,248	1,398
Product liability	1,201	1,168
Pension liability	3,969	182
Other	475	137

Total	11,039	6,767
Deferred tax liabilities
Depreciation	11,782	7,501
Inventory	921	869
Other	598	384

Total	13,301	8,754
Net deferred tax liability	$2,262	$1,987

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

American Woodmark Corporation	29
2003 Annual Report

LEASE AGREEMENTS

The Company leases five office buildings, a manufacturing building, ten service centers and certain equipment. Total rental expenses amounted to approximately $6,286,000, $5,397,000, and $4,840,000, in fiscal 2003, 2002, and 2001, respectively. Minimum rental commitments as of April 30, 2003, under noncancelable leases are as follows:

FISCAL YEAR	OPERATING	CAPITAL
(in thousands)
2004	2,789	780
2005	1,756	780
2006	1,335	780
2007	313	780
2008	39
2009 (and thereafter)	16

	$6,248	$3,120

Less amounts representing interest		(344)

Total obligation under capital lease		$2,776

RELATED PARTIES

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The lease term has three remaining years with one five-year renewal period available at the Company’s option. Under this agreement, rental expense was $409,000, $406,000, and $398,000, in fiscal 2003, 2002, and 2001, respectively. Rent during the remaining term of approximately $415,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

PRODUCT WARRANTY

The Company estimates outstanding warranty costs based on the historical relationship between warranty claims and revenues. The warranty accrual is reviewed monthly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Warranty claims are generally made within three months of the original shipment date.

The following is a reconciliation of the Company’s warranty liability:

(in thousands)	2003	2002
PRODUCT WARRANTY RESERVE
Beginning balance	$3,026	$2,645
Accrual for warranties	12,898	11,924
Settlements	(12,791)	(11,543)

Ending balance at fiscal year end	$3,133	$3,026

Note J—Other Information

Credit is extended to customers based on an evaluation of the customer’s financial condition and generally collateral is not required. The Company’s customers operate in the new home construction and home remodeling markets. At April 30, 2003, the Company’s two largest customers, Customers A and B, represented 19.1% and 34.1% of the Company’s customer receivables, respectively. At April 30, 2002, Customers A and B, represented 32.5% and 20.3% of the Company’s customer receivables, respectively.

The following table summarizes the percentage of sales to the Company’s two largest customers for the last three fiscal years:

	PERCENT OF ANNUAL SALES
	2003	2002	2001
Customer A	36.8	42.3	42.1
Customer B	26.5	21.0	17.8

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

30	American Woodmark Corporation
2003 Annual Report

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

James J. Gosa

President and Chief Executive Officer

Kent B. Guichard

Senior Vice President, Finance and

Chief Financial Officer

American Woodmark Corporation	31
2003 Annual Report

Report of Ernst & Young LLP, Independent Auditors

SHAREHOLDERS AND BOARD OF DIRECTORS, AMERICAN WOODMARK CORPORATION

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation as of April 30, 2003 and April 30, 2002, and the related consolidated statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended April 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Woodmark Corporation at April 30, 2003 and April 30, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2003, in conformity with accounting principles generally accepted in the United States.

Richmond, Virginia

May 28, 2003

32	American Woodmark Corporation
2003 Annual Report

Directors and Executive Officers

David L. Blount

Senior Vice President, Manufacturing

William F. Brandt, Jr.

Chairman of the Board

Daniel T. Carroll

Director;

Chairman

The Carroll Group

A Management Consulting Firm

Martha M. Dally

Director;

Senior Vice President, Business Development

Sara Lee Apparel, Europe

James G. Davis

Director;

President & CEO

James G. Davis Construction Corporation

Neil P. DeFeo

Director;

Chairman, CEO & President

Remington Products Company

James J. Gosa

Director; President and

Chief Executive Officer

Fred S. Grunewald

Director;

Operating Partner

Kier Group Holding, LLC

Kent B. Guichard

Director; Senior Vice President, Finance and

Chief Financial Officer; Corporate Secretary

Kent J. Hussey

Director;

President and Chief Operating Officer

Rayovac Corporation

G. Thomas McKane

Director;

President and CEO

A.M. Castle & Co.

Ian J. Sole

Senior Vice President, Sales and Marketing

C. Anthony Wainwright

Director;

Vice Chairman

Arnold Worldwide

Corporate Information

ANNUAL MEETING

The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 28, 2003, at 9:00 a.m. at the Hampton Inn Conference Center at 1204 Berryville Avenue in Winchester, Virginia.

ANNUAL REPORT ON FORM 10-K

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2003, may be obtained free of charge by writing:

Kent Guichard

Senior Vice President, Finance and

Chief Financial Officer

American Woodmark Corporation

PO Box 1980

Winchester, VA 22604-8090

CORPORATE HEADQUARTERS

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(540) 665-9100

MAILING ADDRESS

PO Box 1980

Winchester, VA 22604-8090

TRANSFER AGENT

American Stock Transfer & Trust Company

(800) 937-5449

SHAREHOLDER INQUIRIES

Investor Relations

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(540) 665-9100

American Woodmark® is a trademark of American Woodmark Corporation.

© 2003 American Woodmark Corporation®

Printed in U.S.A.

American Woodmark Corporation	33
2003 Annual Report

[GRAPHIC OF CABINET APPEARS HERE]

American Woodmark Corporation

3102 Shawnee Drive

Winchester, Virginia 22601-4208

(540) 665-9100

(540) 665-9176 Fax

www.americanwoodmark.com