Form 10-K, Exhibit 13
period 2004-04-30
AMERICAN WOODMARK CORP
filed 2004-07-14
CIK 794619

[Annual Report Cover Photo]

AMERICAN

WOODMARK®

2004

ANNUAL REPORT

[Cabinet Photo 1]

table of contents

2	Company Profile

3	Market Information

3	Financial Highlights

4	Letter from the President

11	Five-Year Selected Financial Information

12	Management’s Discussion and Analysis

20	Consolidated Financial Statements

23	Notes to Consolidated Financial Statements

35	Management’s Report

36	Report of Independent Registered Public Accounting Firm

37	Board of Directors and Executive Officers

37	Corporate Information

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

1	AMERICAN WOODMARK CORPORATION 2004 Annual Report

company profile

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates 13 manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Minnesota, Oklahoma, Tennessee, Virginia, and West Virginia and 10 service centers across the country.

American Woodmark Corporation was formed in 1980 and became a public company through a Common Stock offering in July, 1986.

The Company offers approximately 230 cabinet lines in a wide variety of designs, materials and finishes. Products are sold across the United States through a network of independent distributors and directly to home centers and major builders. Approximately 68% of sales during fiscal year 2004 were to the remodeling market and 38% to the new home market.

The Company believes it is one of the three largest manufacturers of kitchen cabinets in the United States.

AMERICAN WOODMARK CORPORATION 2004 Annual Report	2

[Cabinet Photo 2]

financial highlights

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share data)	2004	2003	2002
OPERATIONS
Net sales	$667,547	$563,466	$499,046
Operating income	52,404	54,261	53,724
Income before income taxes	51,996	53,893	53,115
Net income	31,707	32,704	32,155
Earnings per share
Basic	$3.92	$4.00	$3.93
Diluted	3.80	3.89	3.81
Average shares outstanding
Basic	8,094	8,173	8,173
Diluted	8,334	8,400	8,436
FINANCIAL POSITION
Working capital	$69,338	$48,554	$26,114
Total assets	307,051	262,728	234,222
Long-term debt	18,028	19,016	14,398
Shareholders’ equity	193,145	160,099	145,169
Long-term debt to equity ratio	9%	12%	10%

market information

American Woodmark Corporation Common Stock, no par value, is quoted on The Nasdaq Stock Market under the “AMWD” symbol. Common Stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

	MARKET PRICE		DIVIDENDS
(in dollars)	High	Low	DECLARED
FISCAL 2004
First quarter	$52.18	$43.50	$.05
Second quarter	59.37	42.51	.05
Third quarter	64.38	49.00	.05
Fourth quarter	69.19	59.60	.05

FISCAL 2003
First quarter	$70.72	$40.00	$.05
Second quarter	53.22	41.58	.05
Third quarter	61.24	33.00	.05
Fourth quarter	50.75	34.01	.05

As of April 30, 2004, there were approximately 11,400 shareholders of the Company’s Common Stock on record. Included are approximately 73% of the Company’s employees, who are shareholders through the American Woodmark Stock Ownership Plan.

3	AMERICAN WOODMARK CORPORATION 2004 Annual Report

[Cabinet Photo 3]

to our shareholders

Fiscal 2004 was a year of many challenges for our Company. While a great deal of progress was made on several fronts, we were unable to achieve all of our financial targets. In the context of the 2007 Vision, however, it was a year of progress.

[James J. Gosa Photo]

JAMES J. GOSA

President and Chief Executive Officer

During the year, we continued to generate organic top line growth. Net sales increased over 18% to a record $667.5 million. The rate of sales growth increased throughout the year with quarterly expansion of 13%, 17%, 19%, and 25% from the first through fourth fiscal quarters, respectively. While the Company clearly benefited from the overall strength of both the remodeling and new construction sectors, we continued to capture market share based on the value of our products and services which are offered through our strategic partnerships with leading home centers, builders and distributors.

We continued to expand our production capacity to support our customers. Overall production increased 23% from the prior year.

[Cabinet Photo 4]

AMERICAN WOODMARK CORPORATION 2004 Annual Report	4

[Cabinet Photo 5]

5	AMERICAN WOODMARK CORPORATION 2004 Annual Report

[Cabinet Photo 6]

[Cabinet Photo 7]

Unit output between February 2003 and February 2004 increased almost 35%. The new facilities and expansions placed into service in the fall of 2002 reached critical mass during fiscal 2004 and provided a significant portion of the total increase in capacity.

We continued to invest heavily in our organization in preparation for the future. The capabilities of our leadership team throughout the Company expanded through the combination of internal promotion and external hires. I believe we are building the best organization in the industry. During the year, we conducted 330,000 hours of training or approximately 55 hours per employee. There is no better investment than in the development of our people.

We developed and installed new technologies and new applications of existing technology. During the year we expanded our use of electronic data interchange with customers and vendors, increased our application of voice recognition technology and launched projects utilizing radio frequency identification. Our WEB-based development group implemented multiple projects, including upgrades to our Cabinet Tracker internet website and several internal American Woodmark intranet sites used to provide valuable information and data to our employees, service centers and facilities. Our engineers continue to evaluate, acquire and install equipment and process innovations that ensure we remain competitive in all aspects of our business.

We increased productivity. The combination of employee training and new technology resulted in an overall increase in direct labor efficiency. During the year, 10 of our 13 plants set new productivity records. In addition, these same activities provided significant opportunities to create leverage in our staff functions and on our general overhead costs.

We continued to not only protect, but enhance, our already strong financial position. The Company generated almost $41 million in net cash from operating activities for the fiscal year. After expenditures for capital expansion, payments of long-term debt, repurchases of common stock and the payment of dividends, we generated almost $14 million in net cash, ending the year with over $29 million in cash on-hand. With total debt of $19 million, the Company effectively has a negative debt position of $10 million. Our long-term debt to total capital was under 9% at the end of the year.

Despite all this outstanding work, we did not meet our targets for gross margin or net income. The largest contributor to this shortfall was material cost.

7	AMERICAN WOODMARK CORPORATION 2004 Annual Report

Increases in demand exceeded industry capacity for particle board, certain species of hardwood lumber and miscellaneous components. The relative weakness of the dollar effectively increased the price of other materials sourced internationally, particularly hardware. While the increase in material cost does not account for the total decline in gross margin versus fiscal 2003, we would have met all our financial targets had primary raw material markets been stable for the year.

Fiscal 2004 marks the midpoint of our current six-year Vision to achieve continued growth and performance. As we look forward, I believe the Company is on track to reach the ambitious goals for 2007 that we outlined in 2001.

Significant opportunities for growth remain. Over the past five years annual revenue has more than doubled, a compound growth rate greater than 16% per year. Despite this growth, well in excess of the industry, we still have a less than 10% share of the total market. Based on the value of our products and services and our partnerships with leading remodeling outlets and builders, I believe we can sustain double-digit growth rates for many years to come.

Over time, our performance has successfully created shareholder value. In the five years between April 1999 and April 2004, the average annual return on American Woodmark common stock was 10.8%. Over the same period the Russell 2000 Index reported a 5.3% annual return and the Dow Jones Industrial Average lost 1.1% of its value each year. The price of a share of American Woodmark stock rose 67% over the period as we created almost $215 million in shareholder value.

Our overriding performance challenge is to produce these results with more consistency. Our gross margin and net income will continue to fluctuate in the short-term due to the impact of our continuing capital investment program, movement in the cost of raw materials and the ongoing need to respond to competition. We must, however, reduce the amount of fluctuation on a year-to-year basis.

Our primary focus during fiscal 2005 will be to regain our earnings momentum. We have already implemented a price increase to reflect the rising cost of raw material. Programs to increase productivity through employee training and investments in new technology are improving productivity. Cost management efforts are ensuring that we generate financial leverage on our fixed and semi-fixed costs. Our goal is to meet all of our financial targets in fiscal 2005.

As the Company continues to grow, the demands and complexity of managing our operations also grows. In order to keep pace with these changes, we continue to build the organization. Kent Guichard, our Chief Financial Officer since 1993, was promoted

[Cabinet Photo 8]

AMERICAN WOODMARK CORPORATION 2004 Annual Report	8

[Cabinet Photo 9]

[Cabinet Photo 10]

to Executive Vice President of Operations in May 2004. Working with me and the key management group, Kent will bring another executive level resource to our goal of producing results with more consistency.

Our growth does not come without challenges. The majority of these are faced and solved every day by the almost six thousand men and women who service our customers, manufacture our products and provide internal support to our organization. I am extremely proud of the dedication and sacri-fice our employees demonstrated throughout the year. The outstanding effort of these individuals makes American Woodmark a Great Company.

On a separate note, we were saddened during the year when Tony Wainwright passed away after an extended illness. Tony had been a Director of American Woodmark since 1987. Over his seventeen years of dedicated service, Tony always knew the right thing to say, at the right time, in the right way, to the right individual. His contributions to American Woodmark have been immeasurable. We will miss his guidance, his wisdom and his humor.

In closing, I would like to thank our employees, customers, vendors and shareholders for your continuing support of American Woodmark. I look forward to reporting on our progress towards the 2007 Vision throughout fiscal 2005.

/s/ James J. Gosa
James J. Gosa
President and Chief Executive Officer

AMERICAN WOODMARK CORPORATION 2004 Annual Report	10

FIVE-YEAR SELECTED FINANCIAL INFORMATION

	FISCAL YEARS ENDED APRIL 30
(in millions, except per share data)	2004	2003	2002	2001	2000
FINANCIAL STATEMENT DATA
Net sales[1]	$667.5	$563.5	$499.0	$404.1	$368.0
Income before income taxes and cumulative effect of accounting changes[2]	52.0	53.9	53.1	30.8	24.6
Net income	31.7	32.7	32.2	17.4	14.5
Earnings per share
Before cumulative effect of change in accounting principle
Basic	3.92	4.00	3.93	2.36	1.82
Diluted	3.80	3.89	3.81	2.34	1.79
After cumulative effect of change in accounting principle
Basic	3.92	4.00	3.93	2.16	1.82
Diluted	3.80	3.89	3.81	2.14	1.79
Depreciation and amortization expense	27.7	27.7	23.8	19.6	14.7
Total assets	307.1	262.7	234.2	180.4	166.7
Long-term debt	18.0	19.0	14.4	16.8	22.0
Shareholders’ equity	193.1	160.1	145.2	109.5	92.6
Cash dividends declared per share	.20	.20	.20	.20	.19
Average shares outstanding
Basic	8.1	8.2	8.2	8.1	8.0
Diluted	8.3	8.4	8.4	8.1	8.1

PERCENT OF SALES
Gross profit	20.6%	23.6%	25.8%	22.0%	21.4%
Sales, general and administrative expenses	12.7	13.9	15.0	14.0	14.3
Income before income taxes and cumulative effect of accounting change	7.8	9.6	10.6	7.6	6.7
Net income	4.7	5.8	6.4	4.3	3.9
RATIO ANALYSIS
Current ratio	1.9	1.8	1.4	1.5	1.5
Inventory turnover[3]	10.6	10.8	11.4	11.7	14.0
Percentage of capital (long-term debt plus equity):
Long-term debt	8.5%	10.6%	9.0%	13.3%	19.2%
Equity	91.5	89.4	91.0	86.7	80.8
Return on equity (average%)	18.0	21.4	25.3	17.7	16.9
Collection period–days[4]	32.6	31.3	31.8	34.6	37.9

[1]	Prior year amounts have been reclassified to conform to the current year presentation under EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.”

[2]	Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). The cumulative effect of the change on retained earnings as of the beginning of fiscal year 2001 resulted in a charge to fiscal year 2001 net income of $1.6 million.

[3]	Based on average of beginning and ending inventory.

[4]	Based on ratio of monthly average customer receivables to average sales per day.

11	AMERICAN WOODMARK CORPORATION 2004 Annual Report

financial review

2004

management’s discussion and analysis

RESULTS OF OPERATIONS

The following table sets forth certain income and expense items as a percentage of net sales.

	PERCENTAGE OF NET SALES Years Ended April 30
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	79.4	76.4	74.2
Gross profit	20.6	23.6	25.8
Selling and marketing expenses	8.9	9.8	10.1
General and administrative expenses	3.8	4.1	4.9
Operating income	7.9	9.7	10.8
Interest expense	0.1	0.1	0.1
Income before income taxes	7.8	9.6	10.6
Provision for income taxes	3.0	3.8	4.2
Net income	4.7	5.8	6.4

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and the related notes contained elsewhere herein.

AMERICAN WOODMARK CORPORATION 2004 Annual Report	12

FORWARD-LOOKING STATEMENTS

This report contains statements concerning the Company’s expectations, plans, objectives, future financial performance, and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In most cases, the reader can identify these forward-looking statements by words such as “anticipate,” “estimate,” “forecast,” “expect,” “believe,” “should,” “could,” “plan,” “may” or other similar words. Forward-looking statements contained in this Management’s Discussion and Analysis are based on current expectations. However, we participate in an industry that is subject to rapidly changing conditions and there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of diesel fuel and/or transportation-related services, (6) the need to respond to price or product initiatives launched by a competitor, and (7) sales growth at a rate that outpaces the Company’s ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on operating results.

OVERVIEW

During fiscal 2004, the Company experienced higher than anticipated growth rate in net sales driven by strong activity in both the new construction and remodeling markets. New construction markets serviced by the Company experienced high rates of growth due to strong demand fueled by favorable mortgage rates. Demand for the Company’s products within the remodeling markets was strong as overall home improvement spending remained high. During fiscal 2005, the Company expects that solid growth will continue in each of these markets.

Gross profit for fiscal year 2004 was 20.6%, down from 23.6% in fiscal year 2003. Higher material costs coupled with shifts in product mix and higher benefit costs were only partially offset by favorable leverage in freight and overhead costs with higher volume.

Net income for fiscal year 2004 was $31.7 million compared to $32.7 for fiscal year 2003.

FISCAL YEAR 2004

COMPARED TO FISCAL YEAR 2003

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2004	2003	PERCENT CHANGE
Net Sales	$667,547	$563,466	18.5%
Gross Profit	137,509	132,741	3.6
Selling & Marketing Expenses	59,653	55,157	8.2
G&A Expenses	25,452	23,323	9.1
Interest Expense	869	519	67.4

NET SALES

Net sales for fiscal 2004 increased 18.5% to $667.5 million from $563.5 million in fiscal 2003. Higher sales were the result of the growth in shipments to both the remodeling and new home construction markets. Unit volume increased 22.4% over the prior year. Unit growth in the remodeling market was driven by strong home improvement spending and new products. New home construction unit growth was the result of high demand for housing and new products. In fiscal 2004, the average selling price per unit decreased 3.2% due to shifts in product mix as the rate of unit growth in certain lower price points exceeded the rate of growth in higher price points.

GROSS PROFIT

Gross profit as a percent of sales in fiscal 2004 decreased to 20.6% from 23.6% in fiscal 2003. The decrease in gross profit was the result of higher costs per unit for materials and total labor combined with shifts in the product mix.

Material costs per unit increased 2.8% from fiscal 2003 to fiscal 2004 due to increases in hardwood lumber, particle board, plywood and other raw materials. Cost increases were experienced due to a combination of higher commodity costs and a declining dollar for materials sourced internationally.

Labor costs per unit in fiscal 2004 increased 1.3% from the prior fiscal year as an increase in productivity was offset by increased premium hours worked to accommodate higher demand. Benefit costs increased 9.0% from fiscal 2003. Health care costs increased due to a larger number of eligible employees, general inflation in the health care industry, and a higher than normal increase in large claim activity. Pension costs increased due to lower discount rates used to calculate projected benefit obligations, along with higher service costs, and amortization of actuarial losses.

13	AMERICAN WOODMARK CORPORATION 2004 Annual Report

Freight costs per unit decreased 2.7% from the prior year. The decrease was the result of improved efficiencies in the third-party customer delivery network combined with favorable leverage on increased volume.

Overhead costs decreased 7.0% on a per unit basis as the Company gained favorable leverage on fixed and semi-fixed expenses with higher volumes.

SELLING & MARKETING EXPENSES

Selling and marketing expenses were $59.7 million or 8.9% of sales in fiscal 2004 compared to $55.2 million or 9.8% in fiscal 2003. The decrease as a percent of sales was due to the favorable impact of cost containment efforts and leverage gained on higher sales.

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative expenses in fiscal year 2004 were $25.5 million or 3.8% of sales compared to $23.3 million or 4.1% in fiscal 2003. The decrease as a percent of sales was primarily due to favorable leverage realized on higher sales.

INTEREST AND OTHER EXPENSE

Net interest expense increased $350 thousand in fiscal 2004 compared to fiscal 2003. The increase was due to a decrease in capitalized interest as the Company completed fewer capital expansion projects in fiscal 2004 compared to fiscal 2003.

Other expense decreased $310 thousand for fiscal 2004 compared to fiscal 2003 due to an increase in interest income on higher cash balances and lower expenses.

EFFECTIVE INCOME TAX RATES

The Company’s combined federal and state tax rate in fiscal 2004 was 39.0%, a decrease from 39.3% in fiscal 2003. The year over year decrease in the effective tax rate was attributable to Federal jobs tax credits and state investment tax credits associated with the start-up of new facilities.

LIQUIDITY AND CAPITAL RESOURCES

On April 30, 2004, cash and short-term investments totaled $29.4 million, up from $15.5 million at April 30, 2003. At fiscal year end April 30, 2004, total short-term and long-term debt was $19.0 million compared to total debt of $19.9 million at fiscal year end 2003. Total debt to stockholders’ equity was 9.8% and 12.5% at fiscal year end 2004 and 2003, respectively.

The Company’s operating activities generated $41.0 million in net cash during fiscal 2004 compared to $39.2 million in the prior year. The increase in cash generated from operations was due to increases in accrued compensation and related expenses, which was partially offset by increases in inventories, accounts receivable, prepaid expenses and other assets.

The provision for depreciation and amortization was flat between fiscal 2004 and fiscal 2003. Increased depreciation on plant, property and equipment was offset by a decline in promotional display amortization versus the prior year. In fiscal 2003, the Company experienced accelerated promotional display amortization due to the discontinued Thomasville cabinetry line. Accounts payable decreases for fiscal 2004 compared to fiscal 2003 were due to timing. The Company has made no changes to payment practices. Accrued compensation and related expenses increased due to higher benefit costs and the timing of these payments. In fiscal 2004, cash flows from customer receivables declined compared with fiscal 2003 due to timing of payments received. There was no change to the Company’s credit policies. Cash flows from inventories, for fiscal 2004 versus fiscal 2003, declined slightly due to efficiencies gained in new operations. Other assets increased in fiscal 2004 as more promotional displays and buying centers were required to support the new product lines and home center store resets.

Capital spending decreased $6.1 million from $28.9 million in fiscal 2003 to $22.8 million in fiscal 2004. During fiscal 2004, the Company began capital expansion programs at several manufacturing facilities. In November 2003, the Company announced plans to build a new component manufacturing facility in Hardy County, West Virginia. Funds committed and or planned for this facility during fiscal 2005 are approximately $27 million. This new facility is scheduled for completion in June 2004. The Company expects that continued sales growth will require additional investments in plant, property and equipment. Capital expenditures in fiscal 2005 are expected to be between $50 and $55 million.

The Company decreased net long-term borrowings by $932 thousand with scheduled repayments.

AMERICAN WOODMARK CORPORATION 2004 Annual Report	14

The timing of the Company’s Contractual Obligations and Other Commercial Commitments are summarized in the following table. For more information, see Notes E and I in the Notes to Consolidated Financial Statements.

	FISCAL YEARS ENDING APRIL 30
(in thousands)	Total Amounts	2005	2006-2009	2010 and Thereafter
Term credit facility	$10,000	$—	$10,000	$—
Term loans	6,880	313	1,453	5,114
Operating lease	8,330	3,493	4,802	35
Capital lease obligations	2,136	675	1,461	—

Total	$27,346	$4,481	$17,716	$5,149

The Company received cash flow of $471 thousand from Common Stock issued under the Company’s stock option plans.

The Company repurchased $2.2 million in Common Stock during fiscal 2004, compared to $9.8 million in fiscal 2003. All share repurchases were conducted under the authorizations granted by the Board of Directors in January 2001 and August 2002. Each authorization was for the repurchase of up to $10 million of company stock from time to time, when in the opinion of management, the market price presents an attractive return on investment for the shareholders. At April 30, 2004, approximately $4.2 million remained authorized by the Company’s Board of Directors to repurchase shares of the Company’s common stock.

Cash dividends of $1.6 million were paid on Common Stock during fiscal 2004.

Cash flow from operations combined with accumulated cash on hand and available borrowing capacity is expected to be sufficient to meet forecasted capital requirements, payments of accrued compensation, service existing debt obligations and fund capital expenditures for fiscal 2005 and fiscal 2006.

FISCAL YEAR 2003

COMPARED TO FISCAL YEAR 2002

Net sales for fiscal 2003 increased 12.9% to $563.5 million from $499.0 million in fiscal 2002. Improved sales were primarily the result of new product introductions and growth in shipments to both the remodeling and new home construction markets. Unit volume increased 10.9% over prior year as the Company gained market share. In fiscal 2003, the average selling price per unit increased 1.8% as the Company realized improved product mix.

Gross profit in fiscal 2003 decreased to 23.6% from 25.8% in fiscal 2002. The decrease in gross profit was the result of higher costs per unit for labor, overhead and freight.

Material costs year-to-year were essentially flat with a per unit increase of 0.9% from fiscal 2002 to fiscal 2003. Increases in hardwood lumber prices were offset by price reductions in other raw materials purchased.

Labor costs per unit in fiscal 2003 increased 12.2% over the prior fiscal year. Increased labor costs were the result of lower productivity and higher health care costs. Lower productivity was the result of the start-up of two new plants and a major expansion at the existing Kingman, Arizona facility. Health care costs increased due to a larger number of eligible employees and general inflation in the health care industry.

Freight costs per unit increased 2.7% over prior year. The increase was the result of temporary inefficiencies in material flows during the second and third fiscal quarters with the start-up of new operations, shifts in regional demand which impacted the third-party customer delivery network and rising fuel costs.

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

Net interest expense increased $13 thousand in fiscal 2003 as compared to fiscal 2002. The slight increase was due to a decrease in capitalized interest as the Company completed its major capital expansion projects.

Other expense decreased $254 thousand for fiscal 2003 as compared to fiscal 2002. A decline in interest income was more than offset by fewer non-operating expenses.

The Company’s combined federal and state tax rate in fiscal 2003 was 39.3%, a decrease from 39.5% in fiscal 2002. The year over year decrease in the effective tax rate was attributable to state investment tax credits associated with the start-up of new facilities.

15	AMERICAN WOODMARK CORPORATION 2004 Annual Report

OUTLOOK FOR FISCAL 2005

The Company believes there remains significant uncertainty in the economic outlook, particularly as it pertains to retail purchases of durable goods. The Company follows several indices, including housing starts, existing home sales, interest rates and consumer confidence, that it believes are leading indicators of overall demand for kitchen and bath cabinetry. These indicators collectively suggest to the Company that demand in the industry will grow during the period covered by the Company’s fiscal year ending April 30, 2005.

The Company expects to increase sales in fiscal 2005 versus fiscal 2004 based on three factors. First, as one of the largest manufacturers in the industry with a broad distribution base, the Company expects to participate in the overall growth of the industry. Second, the Company expects to gain share in the general market due to strategic partnerships with home centers, builders and distributors that are gaining share versus other distribution outlets. Finally, the Company expects to gain share with customers due to the value of the products and services in the Company’s broad offering.

Assuming the Company is successful in generating increased sales, the Company expects to generate higher net income in fiscal 2005 versus fiscal 2004. The Company expects to benefit from additional margin on incremental sales, price increases to offset the increased cost of raw materials, leverage on fixed and semi-fixed costs with additional unit volume, and improved productivity. These expected benefits will be partially offset by an increase in material costs due to market pricing of hardwood lumber and changes in product mix, an increase in transportation costs due to inflationary rate changes and the market price of fuel, an increase in pension expense due to unrecognized losses and changes in pension assumptions, and an increase in medical costs due to higher headcount and overall cost pressures in the medical industry.

The Company would be negatively impacted by reduced market demand as the result of lower overall remodeling or new construction activity. While the Company would expect to perform better than the industry on average during a downturn in demand, the combined effects of lower sales and underutilized capacity could result in decreased profitability in fiscal 2005 versus 2004.

The Company began to experience an increase in hardwood lumber prices during fiscal 2003. While the Company believes that it is more efficient as compared to the industry in the use of materials, a continued rise in raw material costs would negatively impact profitability during fiscal 2005. The Company does not believe that additional increases in raw material costs would negatively impact performance over the long-term due to the availability of substitute materials and the historical ability of the industry to recover market-driven increases in raw materials through pricing.

Over the past four years, the Company has significantly expanded overall manufacturing capacity through an aggressive capital spending program. In order to support the growth in demand for products and services, the Company has invested approximately $109 million in property, plant and equipment over the last four fiscal years. Long-term projected growth will continue to require the Company to invest in additional capacity. The Company expects new spending on property, plant and equipment during fiscal 2005 to be between $50 million and $55 million. Anticipated projects for the fiscal year include the completion of the Hardy County, West Virginia component and finishing facility, expansion of the lumber processing facility in Hazard, Kentucky, and the expansion of assembly capacity at a facility to be determined. The Company believes that it has sufficient financial resources to support the capital spending program without a significant impact on the current financial position.

The aforementioned forward-looking statements should be read in combination with information presented in the Risk Factors section of Management’s Discussion and Analysis.

RISK FACTORS

The Company’s business has historically been subjected to seasonal influences, with higher sales typically realized in the second and fourth fiscal quarters.

The costs of the Company’s products are subject to inflationary pressures and commodity price fluctuations. Inflationary pressures have been relatively mild over the past five years except in certain raw material markets. Commodity price pressures have been experienced in the raw material market during the recent period. The Company has generally been able, over time, to recover the effects of inflation and commodity price fluctuations through sales price increases.

On April 30, 2004, the Company had no material exposure to changes in interest rates for its debt agreements. All significant borrowings of the Company carry a fixed interest rate between 2% and 6%.

AMERICAN WOODMARK CORPORATION 2004 Annual Report	16

CRITICAL ACCOUNTING POLICIES

Management has chosen accounting policies that are necessary to accurately and fairly report the Company’s operational and financial position. The significant accounting policies of the Company are disclosed in Note A to the Consolidated Financial Statements. The following discussion addresses the accounting policies that are the most important to the portrayal of the financial condition of the Company for the period being reported and that require judgment.

REVENUE RECOGNITION. The Company utilizes signed sales agreements that provide for transfer of title to the customer upon delivery. The Company’s network of third-party carriers does not currently have the technology to provide detailed information regarding the delivery date for all orders. As a result, the Company must estimate the amount of sales that have been transferred to third-party carriers but not delivered to customers. The estimate is calculated using a lag factor determined by analyzing the actual difference between shipment date and delivery date of orders in the current quarter. Revenue is only recognized on those shipments which we believe have been delivered to the customer. Due to the nature of the Company’s business, the impact from this estimate is limited to fiscal quarters as any shipments deemed to be in transit at the end of a reporting period are delivered to the customer within the first two weeks of the next period. Management believes that likely changes in the estimate are immaterial to the overall results of the fiscal year.

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

SELF INSURANCE. The Company is self-insured for certain costs related to employee medical coverage and workers’ compensation liability. The Company maintains stop loss coverage with third-party insurers to limit total exposure. The Company establishes a liability at the balance sheet date based on estimates for a variety of factors that influence the Company’s ultimate cost. In the event that actual experience is substantially different from the estimates, the financial results for the period could be impacted. The Company believes that the methodologies used to estimate all factors related to employee medical coverage and workers’ compensation are an accurate reflection of the liability as of the date of the balance sheet.

PENSIONS. The Company has two non-contributory defined pension benefit plans covering substantially all of the Company’s employees. The Company accounts for its defined benefit plans in accordance with FAS 87, “Employer’s Accounting for Pensions,” which requires amounts recognized in the financial statements to be determined on an actuarial basis. The estimated cost and benefits of the non-contributory defined benefit pension plans are determined by independent actuaries using various actuarial assumptions. The most significant assumptions are the long-term expected rate of return on plan assets, the discount rate used to determine the present value of the pension obligations, and the future rate of compensation level increases. The Company refers to high-quality, fixed-income investments in establishing the discount rate. The long-term expected rate of return on plan assets reflects the current mix of the plan assets invested in equities and bonds. The future rate of compensation levels reflects expected salary trends.

Pension expense for fiscal year 2004 and the assumptions used in that calculation are presented in Note G to the Consolidated Financial Statements. At April 30, 2004, the discount rate was 6.4% compared to 6.2% at April 30, 2003. The expected return on plan assets is 8.0%, which is consistent with fiscal year 2003. The rate of increase in compensation levels is 4.0% for the period ended April 30, 2004, unchanged from the prior year.

The fair value of plan assets at April 30, 2004 was $34.2 million compared to $27.9 million at April 30, 2003. The Company’s underfunded amount for the difference between the projected benefit obligation and plan assets increased to $22 million from $20 million in fiscal 2003. As a result, the Company expects pension expense for its defined benefit plans to increase from $5.4 million in fiscal 2004 to $6.2 million in fiscal 2005. The Company made contributions of $3.2 million to its pension plans in fiscal 2004. The Company expects to contribute $8.1 million to its pension plans in fiscal 2005.

PROMOTIONAL DISPLAYS. The Company invests in product displays in order to promote the sale of its products and services. The investment is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over the estimated period of economic

17	AMERICAN WOODMARK CORPORATION 2004 Annual Report

benefit, approximately 30 months. The estimated period of economic benefit is based on historical experience. The Company believes that the estimated period of economic benefit provides an accurate reflection of the value of displays as of the date of the balance sheet.

PRODUCT WARRANTY. The Company estimates outstanding warranty costs based on the historical relationship between warranty claims and revenues. The warranty accrual is reviewed monthly to verify that it properly reflects the remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience differs from estimates. Warranty claims are generally made within three months of the original shipment date.

The following is a reconciliation of the Company’s warranty liability:

(in thousands)	2004	2003
PRODUCT WARRANTY RESERVE
Beginning balance	$3,133	$3,026
Accrual for warranties	15,829	12,898
Settlements	(15,640)	(12,791)

Ending balance at fiscal year end	$3,322	$3,133

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires that a company that has a controlling financial interest in a variable interest entity consolidate the assets, liabilities and results of operations of the variable interest entity in the company’s consolidated financial statements. The Company was required to adopt this statement as of April 30, 2004. The adoption of FIN 46 had no impact on the Company’s consolidated financial statements.

In December 2003, the FASB issued Statement No. 132 (revised 2003), “Employers’ Disclosure about Pensions and Other Postretirement Benefits.” The standard requires that companies provide more details on an annual basis about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. This standard requires companies to report the various elements of pension and other postretirement costs on a quarterly basis. The Company has adopted the disclosure provisions in the current fiscal year.

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

DIVIDENDS DECLARED

On May 19, 2004, the Board of Directors approved a $.05 per share cash dividend on its Common Stock. The cash dividend was paid on June 22, 2004, to shareholders of record on June 8, 2004.

AMERICAN WOODMARK CORPORATION 2004 Annual Report	18

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

FY 2004	07/31/03	10/31/03	01/31/04	04/30/04
(in thousands, except share amounts)
Net sales	$154,932	$169,395	$162,859	$180,361
Gross profit	33,833	34,534	33,805	35,337
Income before income taxes	12,278	13,553	12,431	13,734
Net income	$7,453	$8,227	$7,650	$8,378
Earnings per share
Basic	$0.92	$1.02	$0.95	$1.03
Diluted	$0.90	$0.99	$0.92	$1.00

FY 2003	07/31/02	10/31/02	01/31/03	04/30/03
(in thousands, except share amounts)
Net sales	$137,468	$144,972	$136,684	$144,341
Gross profit	35,764	35,282	30,370	31,325
Income before income taxes	15,295	15,107	11,108	12,384
Net income	$9,254	$9,140	$6,757	$7,554
Earnings per share
Basic	$1.12	$1.12	$0.83	$0.93
Diluted	$1.09	$1.09	$0.80	$0.91

19	AMERICAN WOODMARK CORPORATION 2004 Annual Report

CONSOLIDATED BALANCE SHEETS

	APRIL 30
(in thousands, except per share data)	2004	2003
ASSETS
Current Assets
Cash and cash equivalents	$29,432	$15,512
Customer receivables	48,286	40,615
Inventories	54,921	44,986
Prepaid expenses and other	1,515	5,073
Deferred income taxes	10,504	6,166

Total Current Assets	144,658	112,352
Property, plant and equipment	143,136	136,551
Promotional displays	17,112	12,004
Other assets	1,181	915
Intangible pension assets	964	906

	$307,051	$262,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$29,145	$26,850
Accrued compensation and related expenses	32,391	26,704
Current maturities of long-term debt	988	932
Accrued marketing expenses	5,875	4,321
Other accrued expenses	6,921	4,991

Total Current Liabilities	75,320	63,798
Long-term debt, less current maturities	18,028	19,016
Deferred income taxes	11,402	8,428
Long-term pension liabilities	8,155	9,960
Other long-term liabilities	1,001	1,427
Shareholders’ Equity
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued
Common stock, no par value; 20,000,000 shares authorized; issued and outstanding shares: 8,229,943–2004;8,080,098–2003;	43,435	33,999
Retained earnings	156,993	134,406
Accumulated Other Comprehensive Loss
Minimum pension liability	(6,921)	(7,704)
Unrealized loss on derivative contracts	(362)	(602)

Total Other Comprehensive Loss	(7,283)	(8,306)

Total Shareholders’ Equity	193,145	160,099

	$307,051	$262,728

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION 2004 Annual Report	20

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	YEARS ENDED APRIL 30
(in thousands, except per share data)	2004	2003	2002
Net sales	$667,547	$563,466	$499,046
Cost of sales and distribution	530,038	430,725	370,369

Gross Profit	137,509	132,741	128,677
Selling and marketing expenses	59,653	55,157	50,442
General and administrative expenses	25,452	23,323	24,511

Operating Income	52,404	54,261	53,724
Interest expense	869	519	506
Other (income) expense	(461)	(151)	103

Income Before Income Taxes	51,996	53,893	53,115
Provision for income taxes	20,289	21,189	20,960

Net Income	31,707	32,704	32,155
Retained Earnings, Beginning of Year	134,406	112,378	85,101
Stock repurchases	(7,501)	(9,041)	(3,240)
Cash dividends	(1,619)	(1,635)	(1,638)

Retained Earnings, End of Year	$156,993	$134,406	$112,378

SHARE INFORMATION
Earnings per share
Basic	$3.92	$4.00	$3.93
Diluted	3.80	3.89	3.81
Cash dividends per share	.20	.20	.20

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	YEARS ENDED APRIL 30
(in thousands, except per share data)	2004	2003	2002
Net income	$31,707	$32,704	$32,155
Other Comprehensive Income (Loss):
Unrealized loss on derivative contracts, net of income tax expense (benefit) of $96, ($208) and $183 for fiscal years 2004, 2003 and 2002, respectively	240	(321)	(281)
Minimum pension liability adjustment, net of income tax expense (benefit) of $563 and ($4,988) for fiscal years 2004 and 2003, respectively	783	(7,704)	—

Comprehensive Income	$32,730	$24,679	$31,874

See notes to consolidated financial statements.

21	AMERICAN WOODMARK CORPORATION 2004 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED APRIL 30
(in thousands)	2004	2003	2002
OPERATING ACTIVITIES
Net income	$31,707	$32,704	$32,155
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	27,696	27,717	23,792
Net loss on disposal of property, plant and equipment	73	161	141
Deferred income taxes	697	3,825	(337)
Tax benefit from stock options exercised	3,692	316	3,126
Other non-cash items	682	455	1,027
Changes in operating assets and liabilities:
Customer receivables	(8,062)	(8,796)	(2,880)
Inventories	(10,182)	(10,635)	(5,067)
Prepaid expenses	3,586	(2,310)	(994)
Other assets	(16,978)	(8,238)	(13,296)
Accounts payable	2,295	3,791	6,021
Accrued compensation and related expenses	5,687	816	9,619
Other	85	(625)	143

Net Cash Provided by Operating Activities	40,978	39,181	53,450
INVESTING ACTIVITIES
Payments to acquire property, plant and equipment	(22,755)	(28,918)	(39,829)
Proceeds from sales of property, plant and equipment	5	39	27

Net Cash Used In Investing Activities	(22,750)	(28,879)	(39,802)
FINANCING ACTIVITIES
Payments of long-term debt	(932)	(5,568)	(20,778)
Proceeds from long-term borrowings	—	8,350	19,007
Common stock issued through stock option plans	471	824	4,674
Repurchase of common stock	(2,228)	(9,844)	(3,544)
Dividends paid	(1,619)	(1,635)	(1,638)

Net Cash Used in Financing Activities	(4,308)	(7,873)	(2,279)

Increase in Cash and Cash Equivalents	13,920	2,429	11,369
Cash and Cash Equivalents, Beginning of Year	15,512	13,083	1,714

Cash and Cash Equivalents, End of Year	$29,432	$15,512	$13,083

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION 2004 Annual Report	22

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

REVENUE RECOGNITION: The Company recognizes revenue when product is delivered to the customer and title has passed. Revenue is based on invoice price less allowances for sales returns, cash discounts and other deductions as required by generally accepted accounting principles.

COST OF SALES AND DISTRIBUTION: The cost of sales and distribution includes all cost associated with the manufacture and distribution of the Company’s products including the costs of shipping and handling.

ADVERTISING COSTS: Advertising costs are expensed as incurred. Advertising expenses for fiscal years 2004, 2003, and 2002 were $12.5 million, $11.0 million, and $10.8 million, respectively.

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

23	AMERICAN WOODMARK CORPORATION 2004 Annual Report

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

For the years ended April 30, 2004, 2003, and 2002, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows:

STOCK-BASED COMPENSATION

(in thousands, except share amounts)	2004	2003	2002
Net income	$31,707	$32,704	$32,155
Stock-based employee compensation expense	(2,348)	(1,949)	(1,364)
Pro forma net income	$29,359	$30,755	$30,791
Pro forma net income per common share:
Basic	3.63	3.76	3.77
Diluted	3.52	3.66	3.65

To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include a dividend yield of 0.8% and the following weighted averages:

	2004	2003	2002
Expected volatility	0.512	0.514	0.509
Risk-free interest rates	2.55%	4.60%	5.20%
Expected life in years	6.0	6.0	6.0
Fair value per share	$24.06	$32.13	$15.39

AMERICAN WOODMARK CORPORATION 2004 Annual Report	24

NEW ACCOUNTING RULES: In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires that a company that has a controlling financial interest in a variable interest entity consolidate the assets, liabilities and results of operations of the variable interest entity in the company’s consolidated financial statements. The Company was required to adopt this statement as of April 30, 2004. The adoption of FIN 46 had no impact on the Company’s consolidated financial statements.

In December 2003, the FASB issued Statement No. 132 (revised 2003), “Employers’ Disclosure about Pensions and Other Postretirement Benefits.” The standard requires that companies provide more details on an annual basis about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. This standard requires companies to report the various elements of pension and other postretirement costs on a quarterly basis. The Company has adopted the disclosure provisions in the current fiscal year.

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

NOTE B — CUSTOMER RECEIVABLES

The components of customer receivables were:

	APRIL 30
(in thousands)	2004	2003
Gross customer receivables	$54,122	$45,564
Less:
Allowance for bad debt	(1,222)	(726)
Allowance for returns and discounts	(4,614)	(4,223)

Net customer receivables	$48,286	$40,615

NOTE C — INVENTORIES

The components of inventories were:

	APRIL 30
(in thousands)	2004	2003
Raw materials	$19,569	$17,221
Work-in-process	37,045	30,058
Finished goods	9,653	6,695

Total FIFO inventories	66,267	53,974
Reserve to adjust inventories to LIFO value	(11,346)	(8,988)

Total inventories	$54,921	$44,986

25	AMERICAN WOODMARK CORPORATION 2004 Annual Report

NOTE D — PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were:

	APRIL 30
(in thousands)	2004	2003
Land	$1,956	$1,956
Buildings and improvements	66,756	65,178
Buildings and improvements – capital leases	9,153	9,153
Machinery and equipment	150,782	143,840
Machinery and equipment – capital leases	334	334
Construction in progress	13,716	841

	242,697	221,302
Less allowance for depreciation	(99,561)	(84,751)

Total	$143,136	$136,551

Depreciation expense amounted to $16,092,000, $14,572,000, and $11,347,000 in fiscal 2004, 2003, and 2002, respectively.

NOTE E — LOANS PAYABLE AND LONG-TERM DEBT

Maturities of long-term debt are as follows:

	FISCAL YEARS ENDING APRIL 30
(in thousands)	2005	2006	2007	2008	2009	2010 AND THEREAFTER	TOTAL OUTSTANDING
Term credit facility	$—	$—	$10,000	$—	$—	$—	$10,000
Term loans	313	334	357	381	381	5,114	6,880
Capital lease obligations	675	711	750	—	—	—	2,136

Total	$988	$1,045	$11,107	$381	$381	$5,114	$19,016

Less current maturities							$988

Total long-term debt							$18,028

The Company’s primary loan agreement provides for a five-year, $35 million revolving credit facility and a $10 million, five-year term credit facility which expire on May 31, 2006. Borrowings under the credit facilities bear interest at the London InterBank Offered Rate (LIBOR) (1.1% at April 30, 2004) plus a spread (0.50% at April 30, 2004) based on Total Funded Debt to earnings, before deduction of interest and taxes, plus depreciation and amortization (EBITDA). Funded debt is the total of senior debt, letter of credit obligations, stockholder debt, subordinated debt, and the value of all capitalized and synthetic leases. The Company has no synthetic leases. The Company incurs a fee for amounts not used under the revolving credit facility. The non-usage fee is included in interest expense and amounts to 0.2% of the amount not borrowed. The interest rate on the five-year term loan has been fixed at 6.0% via an interest rate swap. The Company employs a straight-forward interest rate swap agreement. Any unrealized gain or loss associated with the swap agreement is accounted for as other comprehensive income. As of April 30, 2004, the fair value of the swap was $596,000 and is classified as a long-term liability. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type financial instruments.

In November 2002, the Company entered into a loan agreement with the Perry, Harlan, Leslie, Breathitt Regional Industrial Authority (a.k.a. Hazard, KY Regional Authority) as part of the Company’s capital investment and operations at the Hazard, Kentucky, site. This debt facility is a $6 million term loan, which expires November 13, 2017, bearing interest at a fixed rate of 2.0%. It is secured by a

AMERICAN WOODMARK CORPORATION 2004 Annual Report	26

mortgage on the manufacturing facility constructed in Hazard, Kentucky. The loan requires annual debt service payments consisting of principal and interest with a fixed balloon payment of $1.6 million at loan expiration.

On April 30, 2004, term loans of $6.9 million were outstanding. The interest-bearing term loans bore a weighted average interest rate of 2.6% on April 30, 2004.

The average interest rate on the Company’s capital lease obligations was 5.4% on April 30, 2004. These obligations mature at various times through 2007.

The Company’s loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. Certain of the Company’s fixed assets are pledged as collateral under the term loan agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2004.

Interest paid was $982,000, $1,074,000, and $1,128,000, during fiscal 2004, 2003, and 2002, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

Interest capitalized was $161,000, $579,000, and $659,000, during fiscal 2004, 2003, and 2002, respectively.

NOTE F — SHAREHOLDERS’ EQUITY

COMMON STOCK

Transactions affecting Common Stock were as follows:

	SHARES OUTSTANDING	AMOUNT (in thousands)
Balance at April 30, 2001	8,079,093	$24,412
Net stock options exercised	245,195	7,802
Stock issued to AWSOP	30,208	1,162
Stock repurchases	(83,000)	(304)

Balance at April 30, 2002	8,271,496	33,072
Net stock options exercised	30,551	1,122
Stock issued to AWSOP	17,051	790
Stock repurchases	(239,000)	(985)

Balance at April 30, 2003	8,080,098	$33,999
Net stock options exercised	176,238	8,474
Stock issued to AWSOP	23,607	1,179
Stock repurchases	(50,000)	(217)
Balance at April 30, 2004	8,229,943	$43,435

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

Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $926,000, $1,029,000, and $900,000, in fiscal 2004, 2003, and 2002, respectively.

The Company matches 401(k) contributions in the amount of 50% of an employee’s contribution to the plan up to 4% of base salary for an effective maximum Company contribution of 2% of base salary. The expense for 401(k) matching contributions for this plan was $1,307,000, $1,032,000, and $758,000, in fiscal 2004, 2003, and 2002, respectively.

27	AMERICAN WOODMARK CORPORATION 2004 Annual Report

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

The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

	2004	2003	2002
Outstanding at beginning of year	869,297	737,205	837,267
Granted	216,976	179,000	162,390
Exercised	(266,988)	(34,741)	(250,285)
Expired or cancelled	(8,583)	(12,167)	(12,167)
Outstanding at April 30	810,702	869,297	737,205

Exercisable at April 30	432,026	509,419	369,154
Available for future issuance at April 30	338,552	555,196	717,696

Weighted average exercise prices (in dollars):
Outstanding at beginning of year	$31.79	$23.92	$21.01
Granted	51.10	63.28	30.84
Exercised	19.53	23.70	18.68
Expired or cancelled	53.80	23.70	23.60
Outstanding at April 30	40.77	31.79	23.92
Exercisable at April 30	$30.87	$23.20	$22.80

AMERICAN WOODMARK CORPORATION 2004 Annual Report	28

The following table summarizes information about stock options outstanding at April 30, 2004 [remaining lives (in years) and exercise prices are weighted-averages]:

OPTION PRICE PER SHARE	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	OPTIONS	REMAINING LIFE	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
$9.25–$13.13	2,500	2.5	$9.25	2,500	$9.25
$15.56–$18.94	96,400	4.8	17.67	96,400	17.67
$21.72–$29.86	252,569	6.3	26.70	203,469	25.94
$37.81–$48.41	249,767	7.9	45.32	74,534	38.09
$50.98–$53.55	12,671	8.8	51.44	1,333	52.12
$58.84–$67.01	196,795	8.4	64.08	53,790	63.66

EARNINGS PER SHARE

The following table summarizes the computations of basic and diluted earnings per share:

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share amounts)	2004	2003	2002
Numerator used in basic and diluted earnings per common share:
Net income	$31,707	$32,704	$32,155

Denominator:
Denominator for basic earnings per common share – weighted-average shares	8,094	8,173	8,173
Effect of dilutive securities:
Stock options	240	227	263

Denominator for diluted earnings per common share – weighted-average shares and assumed conversions	8,334	8,400	8,436
Earnings per common share
Basic	$3.92	$4.00	$3.93
Diluted	$3.80	$3.89	$3.81

29	AMERICAN WOODMARK CORPORATION 2004 Annual Report

NOTE G — PENSION BENEFITS

The following information is disclosed in accordance with the requirements of SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which the Company adopted in 1999. The Company has two defined benefit plans covering virtually all of the Company’s employees. These plans provide defined benefits based on years of service and final average salary. These benefit plans have an April 30 measurement date.

	PENSION BENEFITS
(in thousands)	2004	2003
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	$47,881	$34,430
Service cost	3,227	2,083
Interest cost	2,937	2,483
Amendments	164	441
Actuarial losses	3,180	9,347
Benefits paid	(956)	(903)

Benefit obligation at end of year	$56,433	$47,881

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$27,878	$27,067
Actual return on plan assets	4,099	(1,173)
Company contributions	3,163	2,887
Benefits paid	(956)	(903)

Fair value of plan assets at end of year	$34,184	$27,878

Funded status of the plans	$(22,249)	$(20,003)
Unamortized prior service cost	964	906
Unrecognized net actuarial loss	21,162	21,189

Prepaid (accrued) benefit cost	$(123)	$2,092

	PENSION BENEFITS
(in thousands)	2004	2003
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
Accrued benefit liability	$(12,433)	$(11,506)
Intangible asset	964	906
Accumulated other comprehensive income	11,346	12,692

Net amount recognized	$(123)	$2,092

	PENSION BENEFITS
(in millions)	2004	2003
PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS
Projected benefit obligation	$56.4	$47.9
Accumulated benefit obligation	46.6	39.4
Fair value of plan assets	34.2	27.9

AMERICAN WOODMARK CORPORATION 2004 Annual Report	30

	PENSION BENEFITS
(in thousands)	2004	2003	2002
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$3,227	$2,083	$1,602
Interest cost	2,937	2,483	2,084
Expected return on plan assets	(2,189)	(2,132)	(1,965)
Amortization of the unrecognized transition obligation	—	—	8
Amortization of prior service cost	106	79	97
Recognized net actuarial loss	1,298	438	63

Benefit cost	$5,379	$2,951	$1,889

	PENSION BENEFITS
(in thousands)	2004		2003
(DECREASE)/INCREASE IN MINIMUM LIABILITY INCLUDED IN OTHER COMPREHENSIVE INCOME	$(1,346)		$12,692

ACTUARIAL ASSUMPTIONS: The discount rate at April 30, was used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal pension plans follow:

	FISCAL YEARS ENDED APRIL 30
	2004		2003
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE BENEFIT OBLIGATIONS
Discount rate	6.4%		6.2%
Rate of compensation increase	4.0%		4.0%

	FISCAL YEARS ENDED APRIL 30
	2004		2003
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE NET PERIODIC BENEFIT COST
Discount rate	6.2%		7.3%
Expected return on plan assets	8.0%		8.0%
Rate of compensation increase	4.0%		4.0%

The discount rate was based on Moody’s Aa bond rate as of April 30. The expected long-term rate of return on assets is supported by internal software which models rates of return based on asset allocation within the Plan’s investment portfolio. The assumptions and the basis for their selection are consistent with the prior year.

The Company amortizes experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future working lifetime of the active participants.

The Company funds the pension plans in amounts sufficient to meet minimum funding requirements set forth in employee benefit and tax laws plus additional amounts that the Company determines appropriate.

31	AMERICAN WOODMARK CORPORATION 2004 Annual Report

The Company’s pension plans’ weighted-average asset allocations at April 30, 2004 and 2003, by asset category are as follows:

	PLAN ASSET ALLOCATION
	2004		2003
APRIL 30	TARGET ALLOCATION	ACTUAL ALLOCATION	ACTUAL ALLOCATION
Equity Funds	50%	50.1%	54.1%
Fixed Income Funds	50%	49.9%	45.9%

Total	100%	100%	100%

Within the broad categories outlined above, the Company has indicated the following specific allocation: 30% Capital Preservation, 20% Bond, 20% Large Capital Growth, 20% Large Capital Value, 6% Small Capital, and 4% International.

CONTRIBUTIONS: The Company expects to contribute $8.1 million to its pension plans in fiscal 2005, which represents both required and discretionary funding.

ESTIMATED FUTURE BENEFIT PAYMENTS: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

FISCAL YEAR	PENSION BENEFITS
(in thousands)
2005	$1,165
2006	1,255
2007	1,349
2008	1,505
2009	1,668
Years 2010-2014	$11,678

NOTE H — INCOME TAXES

The provision for income taxes on income was comprised of the following:

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2004	2003	2002
Current provision
Federal	$15,886	$14,144	$18,213
State	3,706	3,220	3,084

Total current provision	19,592	17,364	21,297

Deferred provision (benefit)
Federal	598	3,709	(289)
State	99	116	(48)

Total deferred provision (benefit)	697	3,825	(337)

Total provision	$20,289	$21,189	$20,960

The Company’s effective income tax rate varied from the federal statutory rate as follows:

	FISCAL YEARS ENDED APRIL 30
	2004	2003	2002
Federal statutory rate	35.0%	35.0%	35.0%
Permanent differences	(.3)	.1	—
State income taxes, net of federal tax effect	4.3	4.2	4.5

Effective income tax rate	39.0%	39.3%	39.5%

Income taxes paid were $15,681,000, $20,262,000, and $18,293,000 for fiscal years 2004, 2003, and 2002, respectively.

AMERICAN WOODMARK CORPORATION 2004 Annual Report	32

The significant components of deferred tax assets and liabilities were as follows:

	APRIL 30
(in thousands)	2004	2003
Deferred tax assets
Accounts receivable	$4,283	$3,146
Employee benefits	2,987	2,248
Product liability	1,282	1,201
Pension liability	4,425	3,969
Other	1,092	475

Total	14,069	11,039
Deferred tax liabilities
Depreciation	13,721	11,782
Inventory	514	921
Other	732	598

Total	14,967	13,301
Net deferred tax liability	$898	$2,262

NOTE I — COMMITMENTS AND CONTINGENCIES

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

LEASE AGREEMENTS

The Company leases five office buildings, a manufacturing building, ten service centers and certain equipment. Total rental expenses amounted to approximately $6,969,000, $6,286,000, and $5,397,000, in fiscal 2004, 2003, and 2002, respectively. Minimum rental commitments as of April 30, 2004, under non-cancelable leases are as follows:

FISCAL YEAR	OPERATING	CAPITAL
(in thousands)
2005	$3,493	$780
2006	2,927	780
2007	1,286	780
2008	349
2009	240
2010 (and thereafter)	35

	$8,330	$2,340

Less amounts representing interest		(204)

Total obligation under capital lease		$2,136

RELATED PARTIES

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain executive officers of the Company to lease an office building constructed and owned by the partnership. The Company has subsequently renewed this lease in accordance with company policy and procedure which includes approval by the Board of Directors. There are two remaining years on the current term and one five-year renewal period available at the Company’s option. Under this agreement, rental expense was $416,000, $409,000, and $406,000, in fiscal 2004, 2003, and 2002, respectively. Rent during the remaining term of approximately $420,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

33	AMERICAN WOODMARK CORPORATION 2004 Annual Report

NOTE J—OTHER INFORMATION

Credit is extended to customers based on an evaluation of the customer’s financial condition and generally collateral is not required. The Company’s customers operate in the new home construction and home remodeling markets. At April 30, 2004, the Company’s two largest customers, Customers A and B, represented 29.9% and 31.8% of the Company’s customer receivables, respectively. At April 30, 2003, Customers A and B, represented 19.1% and 34.1% of the Company’s customer receivables, respectively.

The following table summarizes the percentage of sales to the Company’s two largest customers for the last three fiscal years:

	PERCENT OF ANNUAL SALES
	2004	2003	2002
Customer A	30.6	36.8	42.3
Customer B	30.7	26.5	21.0

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

AMERICAN WOODMARK CORPORATION 2004 Annual Report	34

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

The Audit Committee of the Board of Directors, which is composed entirely of independent Directors, oversees the Company’s financial reporting and internal control functions. The Audit Committee meets periodically and separately with Company management, the internal audit staff, and the independent auditors to ensure these parties are fulfilling their obligations and to discuss auditing, internal control and financial reporting matters. The Audit Committee reports its findings to the Board of Directors. The independent auditors and the internal audit staff have unrestricted access to the Audit Committee.

/s/ James J. Gosa
James J. Gosa
President and Chief Executive Officer

/s/ Kent B. Guichard
Kent B. Guichard
Executive Vice President

35	AMERICAN WOODMARK CORPORATION 2004 Annual Report

report of independent registered public accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS, AMERICAN WOODMARK CORPORATION

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation as of April 30, 2004 and April 30, 2003, and the related consolidated statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended April 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Woodmark Corporation at April 30, 2004 and April 30, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst &Young LLP

Richmond, Virginia

June 4, 2004

AMERICAN WOODMARK CORPORATION 2004 Annual Report	36

DIRECTORS AND EXECUTIVE OFFICERS

David L. Blount

Senior Vice President, Manufacturing

William F. Brandt, Jr.

Chairman of the Board

Daniel T. Carroll

Director;

Chairman

The Carroll Group

A Management Consulting Firm

Martha M. Dally

Director;

Chief Customer Officer

Sara Lee Corporation

James G. Davis

Director;

President & CEO

James G. Davis Construction Corporation

Neil P. DeFeo

Director

James J. Gosa

Director; President and

Chief Executive Officer

Kent B. Guichard

Director; Senior Vice President, Finance and

Chief Financial Officer; Corporate Secretary

Kent J. Hussey

Director;

President and Chief Operating Officer

Rayovac Corporation

G. Thomas McKane

Director;

Chairman and CEO

A.M. Castle & Co.

Ian J. Sole

Senior Vice President, Sales and Marketing

CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 26, 2004, at 9:00 a.m. at the Hampton Inn Conference Center at 1204 Berryville Avenue in Winchester, Virginia.

ANNUAL REPORT ON FORM 10-K

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2004, may be obtained free of charge by writing:

Glenn Eanes

Vice President & Treasurer

American Woodmark Corporation

PO Box 1980

Winchester, VA 22604-8090

CORPORATE HEADQUARTERS

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(540) 665-9100

MAILING ADDRESS

PO Box 1980

Winchester, VA 22604-8090

TRANSFER AGENT

American Stock Transfer & Trust Company

(800) 937-5449

SHAREHOLDER INQUIRIES

Investor Relations

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(504) 665-9100

American Woodmark® is a trademark of American Woodmark Corporation.

© 2004 American Woodmark Corporation®

Printed in U.S.A.

[Annual Report Back]

AMERICAN WOODMARK CORPORATION 3102 Shawnee Drive Winchester, Virginia 22601-4208 (540) 665-9100 (540) 665-9176 Fax www.americanwoodmark.com	[AWC Logo]