Form 10-K, Exhibit 13
period 2005-04-30
AMERICAN WOODMARK CORP
filed 2005-07-14
CIK 794619

[Annual Report Cover Photo]

AMERICAN

WOODMARK™

2005

ANNUAL REPORT

[Cabinet Photo 1]

table of contents

2	Company Profile

3	Financial Highlights

3	Market Information

4	Letter from the President

10	Five-Year Selected Financial Information

11	Management’s Discussion and Analysis

19	Consolidated Financial Statements

23	Notes to Consolidated Financial Statements

36	Reports of Independent Registered Public Accounting Firms

38	Management’s Report on Internal Control over Financial Reporting

39	Report of Independent Registered Public Accounting Firm

40	Directors and Executive Officers

40	Corporate Information

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

1	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

company profile

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates 15 manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Maryland, Minnesota, Oklahoma, Tennessee, Virginia, and West Virginia and 10 service centers across the country.

American Woodmark Corporation was formed in 1980 and became a public company through a common stock offering in July, 1986.

The Company offers approximately 320 cabinet lines in a wide variety of designs, materials, and finishes. Products are sold across the United States through a network of independent distributors and directly to home centers and major builders. Approximately 63% of sales during fiscal year 2005 were to the remodeling market and 37% to the new home market.

The Company believes it is one of the three largest manufacturers of kitchen cabinets in the United States.

[Cabinet Photo]

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	2

[Cabinet Photo 2]

financial highlights

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share data)	2005	2004	2003
OPERATIONS
Net sales	$776,990	$667,547	$563,466
Operating income	58,367	52,404	54,261
Income before income taxes	58,345	51,996	53,893
Net income	35,591	31,707	32,704
Earnings per share
Basic	$2.16	$1.96	$2.00
Diluted	2.11	1.90	1.95
Average shares outstanding
Basic	16,473	16,188	16,346
Diluted	16,880	16,668	16,800
FINANCIAL POSITION
Working capital	$74,112	$69,338	$48,554
Total assets	361,168	307,051	262,728
Long-term debt	29,217	18,028	19,016
Shareholders’ equity	215,191	193,145	160,099
Long-term debt to capital ratio	12%	9%	11%

market information

American Woodmark Corporation common stock, no par value, is quoted on The NASDAQ National Market under the “AMWD” symbol. Common stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

	MARKET PRICE		DIVIDENDS DECLARED
(in dollars)	High	Low
FISCAL 2005
First quarter	$32.68	$26.56	$0.025
Second quarter	40.00	27.36	0.03
Third quarter	48.75	37.00	0.03
Fourth quarter	43.55	31.13	0.03

FISCAL 2004
First quarter	$26.09	$21.75	$0.025
Second quarter	29.68	21.25	0.025
Third quarter	32.19	24.50	0.025
Fourth quarter	34.59	29.80	0.025

As of April 30, 2005, there were approximately 11,300 shareholders of record of the Company’s common stock. Included are approximately 74% of the Company’s employees, who are shareholders through the American Woodmark Stock Ownership Plan.

3	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

[Cabinet Photo 3]

to our shareholders

In this letter last year, I outlined many of the challenges faced by our Company during fiscal 2004. One of those challenges, the rising cost of raw materials, prevented us from achieving our financial targets for gross profit and net income. As we entered the new fiscal year, our primary focus was to regain our earnings momentum.

[Photo 4]

We began fiscal 2005 on our plan to recover margins and profitability. Efforts taken to recover rising raw material costs through pricing, to gain efficiency and productivity through capital investment and employee training, and to generate leverage on our fixed and semi-fixed expenses through cost management efforts were yielding favorable results. Gross profit margins improved from 19.6% in the fourth quarter of fiscal 2004 to 20.7% and then to 21.4% in the first and second quarters of fiscal 2005, respectively. Net income reached a record $21.1 million for the first half of the year.

As we entered the third fiscal quarter, a combination of events unfolded that resulted in gross profit margin declining from 21.1% during the first half of the year to 18.8%. Inflationary pressure on raw material and other costs continued to rise, reducing margins. Significant cost increases in hardwood lumber, hardware, transportation rates and fuel surcharges effectively consumed and then surpassed the recovery achieved from our price increases. In addition, the expansion of capacity and production output combined with lower than projected order rates, due to a severe Atlantic hurricane season, resulted in a reduced level of backlog entering the traditionally slower winter season.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	4

[Cabinet Photo 5]

As a result, we were unable, as in prior years, to maintain level production through late December and early January. The loss of volume significantly reduced our ability to generate financial leverage on certain costs. Finally, the start-up of two new facilities added a layer of fixed cost and underutilized capacity. While we continue to believe that these are sound investments that will provide a strong return in future periods, the timing of these additions had a negative impact on quarterly results.

As we entered the fourth fiscal quarter, we were optimistic that higher volume in the spring selling season would provide the opportunity to generate favorable leverage and begin to utilize the new facilities. While inflationary pressures persisted, our forecasts indicated that the additional volume would provide some offset. As we progressed through the quarter, it became apparent that we had a significant problem in our internal planning system. In retrospect, the start-up of our new component facility in Hardy County, West Virginia had a greater impact on the mix of production than we had anticipated. The result was an imbalance in our material flows that rolled through our just-in-time manufacturing process, generating shortages and backorders. Adding to the challenge, we were forced to transition a significant portion of our delivery platform to new carriers to avoid a rate increase that was well above the competitive market. As a result of the operational difficulties, and with continued inflationary pressure on raw material purchases, financial results for the fourth quarter deteriorated. Gross profit margin dropped to 17.6%.

5	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

[Cabinet Photo 6]

[Cabinet Photo 7]

For the full year, financial performance was a record with net sales of $777 million and net income of $35.6 million, increases of 16% and 12% over the prior year, respectively. While a record for the year, your management team is not satisfied with the level of performance. The current operating results are simply unacceptable.

As we begin fiscal 2006, we have two basic challenges as we rebuild the margin structure of the Company. First, we must continue to support the transition from a non-inflationary to an inflationary environment. For several years, the industry operated with relatively flat raw material prices. Vendors, manufacturers, customers and consumers became conditioned to this price and cost stability. We are no longer in that environment and the industry, if it is to remain healthy and vibrant, must make the transition with all our primary constituents to the acknowledgement that the cost of basic materials has increased. Our second challenge is to reclaim our previous levels of operating performance, isolating our material planning issues to a limited short-term event. The size and reach of our Company brings ever-increasing complexity. We must adapt to this latest reality by developing new tools, creating innovative solutions and investing in the development of even more advanced employee skills.

As we disclosed in our latest earnings release, we anticipate that results for the first quarter of fiscal 2006 will not meet our, or your, expectations. We are aggressively implementing a broad range of initiatives to limit recovery costs associated with our operating issues to the first quarter and to recover legitimate raw material and related price increases. As we progress through this coming year, our goals have not changed. We will continue to pursue a long-term return for shareholders based on growth and superior operating performance.

Despite the issues discussed above, we must recognize that much was accomplished during the year. Our sales and marketing organization led the effort to introduce several new products that were instrumental in once again generating double-digit top line growth. Our manufacturing group increased total output by 10% while building and initiating production at our two newest facilities, a component facility in Hardy County, West Virginia, and an assembly plant in Allegany County, Maryland. Our finance, information technology, and human resource staff effectively supported the operating groups in the pursuit of their goals.

7	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

[Cabinet Photo 8]

I want to personally thank the over six thousand employees at American Woodmark for their energy, enthusiasm, and commitment. It is during difficult times that individuals and organizations often step forward and do their best work. Our Company is fortunate to have outstanding individuals who consistently rise to the occasion. I am confident that these dedicated men and women will not only make it through this challenging period, but will emerge a stronger, better organization.

I would also like to recognize and thank Dave Blount, our Senior Vice President of Manufacturing. At the end of the fiscal year, Dave adopted a new role working with the executive team on special projects as he begins his transition towards retirement. The Company has benefited in countless ways from his contributions over twenty-nine years of service in manufacturing. We all wish Dave the best in his new role and planned retirement.

As we close fiscal 2005 and look forward to FY06, I remain both optimistic and excited about the future of our Company. The industry remains strong with both new construction and remodeling activity at record levels. Our product line, market position, and service platform position American Woodmark to participate in this continued growth. The fundamentals of the Company are outstanding including strong cash flow and a solid balance sheet. Most importantly, we are an organization of exceptional people, committed to working together, and focused on creating a great company.

/s/ James J. Gosa
James J. Gosa
Chairman and Chief Executive Officer

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	8

[Cabinet Photo 9]

FIVE-YEAR SELECTED FINANCIAL INFORMATION

	FISCAL YEARS ENDED APRIL 30
(in millions, except per share data)	2005	2004	2003	2002	2001
FINANCIAL STATEMENT DATA
Net sales[1]	$777.0	$667.5	$563.5	$499.0	$404.1
Income before income taxes and cumulative effect of accounting changes[2]	58.3	52.0	53.9	53.1	30.8
Net income	35.6	31.7	32.7	32.2	17.4
Earnings per share:[3]
Before cumulative effect of change in accounting principle
Basic	2.16	1.96	2.00	1.97	1.18
Diluted	2.11	1.90	1.95	1.90	1.17
After cumulative effect of change in accounting principle
Basic	2.16	1.96	2.00	1.97	1.08
Diluted	2.11	1.90	1.95	1.90	1.07
Depreciation and amortization expense	33.4	27.7	27.7	23.8	19.6
Total assets	361.2	307.1	262.7	234.2	180.4
Long-term debt	29.2	18.0	19.0	14.4	16.8
Shareholders’ equity	215.2	193.1	160.1	145.2	109.5
Cash dividends declared per share	.115	.10	.10	.10	.10
Average shares outstanding[3]
Basic	16.5	16.2	16.3	16.4	16.2
Diluted	16.9	16.7	16.8	16.8	16.2

PERCENT OF SALES
Gross profit	19.6%	20.6%	23.6%	25.8%	22.0%
Selling, general and administrative expenses[1]	12.1	12.7	13.9	15.0	14.0
Income before income taxes and cumulative effect of accounting change	7.5	7.8	9.6	10.6	7.6
Net income	4.6	4.7	5.8	6.4	4.3
RATIO ANALYSIS
Current ratio	1.9	1.9	1.8	1.4	1.5
Inventory turnover[4]	10.4	10.6	10.8	11.4	11.7
Collection period—days[5]	32.2	32.6	31.3	31.8	34.6
Percentage of capital (long-term debt plus equity):
Long-term debt	12.0%	8.5%	10.6%	9.0%	13.3%
Equity	88.0	91.5	89.4	91.0	86.7
Return on equity (average%)	17.4	18.0	21.4	25.3	17.7

[1]	All amounts have been reclassified effective fiscal 2002 to conform to EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.”

[2]	Effective May 1, 2000, the Company changed its accounting for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”). The cumulative effect of the change on retained earnings as of the beginning of fiscal year 2001 resulted in a charge to fiscal year 2001 net income of $1.6 million.

[3]	All share and per share information has been restated to reflect a two-for-one stock split, effective September 24, 2004.

[4]	Based on average of beginning and ending inventory.

[5]	Based on ratio of monthly average customer receivables to average sales per day.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	10

financial review

2005

management’s discussion and analysis

RESULTS OF OPERATIONS

The following table sets forth certain income and expense items as a percentage of net sales.

	PERCENTAGE OF NET SALES Years Ended April 30
	2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	80.4	79.4	76.4
Gross profit	19.6	20.6	23.6
Selling and marketing expenses	8.7	8.9	9.8
General and administrative expenses	3.4	3.8	4.1
Operating income	7.5	7.9	9.7
Interest expense/other (income) expense	0.0	0.1	0.1
Income before income taxes	7.5	7.8	9.6
Provision for income taxes	2.9	3.0	3.8
Net income	4.6	4.7	5.8

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and the related notes contained elsewhere herein.

11	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

FORWARD-LOOKING STATEMENTS

This report contains statements concerning the Company’s expectations, plans, objectives, future financial performance, and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In most cases, the reader can identify these forward-looking statements by words such as “anticipate,” “estimate,” “forecast,” “expect,” “believe,” “should,” “could,” “plan,” “may” or other similar words. Forward-looking statements contained in this Management’s Discussion and Analysis are based on current expectations and our actual results may differ materially from those projected in any forward-looking statements. In addition, we participate in an industry that is subject to rapidly changing conditions and there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of diesel fuel and/or transportation related services, (6) the need to respond to price or product initiatives launched by a competitor, and (7) sales growth at a rate that outpaces the Company’s ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on operating results.

OVERVIEW

During fiscal 2005, the Company experienced growth in net sales driven by continued strength in both the new construction and remodeling markets. New construction markets serviced by the Company exhibited strong growth, aided by the favorable mortgage rate environment. Demand for the Company’s products in the remodeling market was also strong, driven by growing existing home sales and a correspondingly high level of home improvement activity. During fiscal 2006, the Company expects that solid growth will continue in each of these markets.

Gross profit for fiscal year 2005 was 19.6%, down from 20.6% in fiscal year 2004. The decline in gross profit was driven principally by higher material and freight costs. Net income for fiscal year 2005 was $35.6 million compared to $31.7 for fiscal year 2004.

FISCAL YEAR 2005

COMPARED TO FISCAL YEAR 2004

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2005	2004	PERCENT CHANGE
Net Sales	$776,990	$667,547	16.4%
Gross Profit	152,380	137,509	10.8
Selling & Marketing Expenses	67,225	59,653	12.7
G&A Expenses	26,788	25,452	5.2
Interest Expense	515	869	(40.7)

NET SALES

Net sales for fiscal 2005 increased 16.4% to $777.0 million from $667.5 million in fiscal 2004. Higher sales were the result of the growth in shipments to both the remodeling and new home construction markets. Unit volume increased 9% over the prior year. Unit growth in the remodeling market was driven by strong home improvement spending and new products. New home construction unit growth was the result of high demand for housing and new products. In fiscal 2005, our average selling price per unit increased 6% due to shifts in product mix and improved pricing.

GROSS PROFIT

Gross profit as a percent of sales decreased in fiscal 2005 to 19.6% from 20.6% in fiscal 2004. The decrease in gross profit was the result of higher materials and freight costs.

Material costs increased by 0.3% of sales from fiscal 2004 to fiscal 2005 due to increases in hardwood lumber, particleboard, paint, and packaging materials. Cost increases were experienced as a result of higher commodity costs which were partially offset by materials substitutions.

Freight costs increased by 0.5% of sales from the prior year as the result of general industry conditions, which included higher fuel costs and increased operating expenses associated with new government requirements. To avoid significant proposed rate increases, the Company changed several of its carriers in fiscal 2005.

Labor costs decreased as a percentage of sales in fiscal 2005 from the prior fiscal year, as an increase in productivity and decreased costs associated with the Company’s pay-for-performance employee incentive plan were somewhat offset by increased premium hours worked and increased health care and pension costs. Offsetting this net reduction as a percentage of sales, other manufacturing costs increased slightly as a percentage of sales, as the Company commenced operations at two new manufacturing plants and added to its overhead cost.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	12

SELLING & MARKETING EXPENSES

Selling and marketing expenses were $67.2 million or 8.7% of sales in fiscal 2005 compared to $59.7 million or 8.9% in fiscal 2004. The decrease as a percent of sales was due to the favorable impact of cost containment efforts and leverage gained on higher sales.

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative expenses in fiscal year 2005 were $26.8 million or 3.4% of sales compared to $25.5 million or 3.8% in fiscal 2004. The decrease was primarily due to lower costs associated with the Company’s pay-for-performance employee incentive plan.

INTEREST AND OTHER EXPENSE

Net interest expense decreased $354 thousand in fiscal 2005 compared to fiscal 2004. The decrease was due to an increase in capitalized interest as the Company expended more resources for capital projects in fiscal 2005 compared to fiscal 2004.

EFFECTIVE INCOME TAX RATES

The Company’s combined federal and state effective tax rate in fiscal 2005 was 39.0%, consistent with fiscal 2004.

LIQUIDITY AND CAPITAL RESOURCES

On April 30, 2005, cash and short-term investments totaled $24.4 million, down from $29.4 million at April 30, 2004. At fiscal year end April 30, 2005, total short-term and long-term debt was $30.3 million compared to total debt of $19.0 million at fiscal year end 2004. Total debt to capital was 12.0% and 8.5% at fiscal year end 2005 and 2004, respectively.

The Company’s operating activities generated $65.7 million in net cash during fiscal 2005 compared to $57.0 million in 2004. The increase in cash generated from operations was primarily due to increases in net income, depreciation and amortization, and accounts payable, which were partially offset by increases in inventories, prepaid expenses, and decreases in accrued compensation and other accrued expenses.

Depreciation and amortization increased $5.7 million from fiscal 2004. The increase was the result of higher depreciation on property, plant, and equipment combined with increased promotional display amortization versus the prior year. Accounts payable increases for fiscal 2005 compared to fiscal 2004 were due to timing, as the Company made no changes in its payment practices. Inventory balances increased for fiscal 2005 versus fiscal 2004 in support of new manufacturing facilities. Accrued compensation and other accured expenses decreased due to lower costs associated with the Company’s pay-for-performance employee incentive plan.

Net cash used in investing activities increased to $73.8 million in fiscal 2005 compared to $38.8 million in fiscal 2004. Spending on property, plant and equipment (capital expenditures) increased by $38.3 million from $22.8 million in fiscal 2004 to $61.1 million in fiscal 2005. During fiscal 2005, the Company completed capital expansion programs at several manufacturing facilities. These expenditures were primarily for construction of a new component facility in Hardy County, West Virginia, a new assembly facility in Allegany County, Maryland, equipment deposits for expanded capacity, and other equipment and tooling related to cost savings projects. Additionally, the Company acquired land to build a new lumber processing facility. The Company invested $13.1 million in fiscal 2005 in promotional displays in order to promote the sale of its products. Spending on promotional displays decreased from $16.1 million in fiscal 2004, due primarily to the Company’s exit from producing the Thomasville brand. The Company expects that continued sales growth will require additional investments in plant, property, and equipment. Capital expenditures in fiscal 2006 are expected to be between $55 and $60 million. Investment in promotional displays is expected to be between $14 and $16 million in fiscal 2006.

Net cash provided by financing activities for fiscal 2005 was $3.1 million compared to a use of $4.3 million in fiscal 2004. The Company increased long-term borrowings by $15.7 million, taking advantage of local economic incentives received to help fund the Company’s capital investment program.

The due dates of the Company’s contractual obligations and other commercial commitments are summarized in the following table. For more information see Notes E and I in the Notes to Consolidated Financial Statements.

13	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

	FISCAL YEARS ENDING APRIL 30
(in thousands)	Total Amounts	2006	2007–2010	2011 and Thereafter
Term credit facility	$10,000	$—	$10,000	$—
Term loans	6,567	335	1,485	4,747
Other term loans	2,234	—	—	2,234
Operating leases	9,903	4,028	5,875	—
Capital lease obligations	11,461	711	2,548	8,202

Total	$40,165	$5,074	$19,908	$15,183

The Company received cash flow of $2.5 million from common stock issued from exercises of stock options in fiscal 2005.

The Company had cash repurchases of $11.5 million in common stock during fiscal 2005, compared to $2.2 million in fiscal 2004. All share repurchases were conducted in accordance with authorizations issued by its Board of Directors in August 2002 and August 2004. Each authorization was for the repurchase of up to $10 million of company stock. At April 30, 2005, approximately $2.7 million remained authorized to repurchase shares of the Company’s common stock. The Company contributed $1.3 million in common stock to fund a portion of its employee benefit plan in fiscal 2005.

Cash dividends of $1.9 million were paid on common stock during fiscal 2005.

Cash flow from operations combined with cash on hand and available borrowing capacity under the Company’s $35 million line of credit is expected to be sufficient to meet forecasted capital requirements, payments of accrued expenses, and service existing debt obligations for fiscal 2006.

FISCAL YEAR 2004

COMPARED TO FISCAL YEAR 2003

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2004	2003	PERCENT CHANGE
Net Sales	$667,547	$563,466	18.5%
Gross Profit	137,509	132,741	3.6
Selling & Marketing Expenses	59,653	55,157	8.2
G&A Expenses	25,452	23,323	9.1
Interest Expense	869	519	67.4

NET SALES

Net sales for fiscal 2004 increased 18.5% to $667.5 million from $563.5 million in fiscal 2003. Higher sales were the result of the growth in shipments to both the remodeling and new home construction markets. Unit volume increased 22% over the prior year. Unit growth in the remodeling market was driven by strong home improvement spending and new products. New home construction unit growth was the result of high demand for housing and new products. In fiscal 2004, the average selling price per unit decreased 3% due to shifts in product mix as the rate of unit growth in certain lower price points exceeded the rate of growth in higher price points.

GROSS PROFIT

Gross profit decreased as a percent of sales in fiscal 2004 to 20.6% from 23.6% in fiscal 2003. The decrease in gross profit was the result of higher material and labor costs, combined with shifts in the product mix.

Material costs increased by 1.8% of sales from fiscal 2003 to fiscal 2004 due to increases in hardwood lumber, particleboard, plywood and other raw materials. Cost increases were experienced due to a combination of higher commodity costs and a declining dollar for materials sourced internationally.

Labor costs increased 0.7% of sales in fiscal 2004 from the prior fiscal year as an increase in productivity was offset by increased premium hours worked to accommodate higher demand. Benefit costs increased 0.9% of sales from fiscal 2003. Health care costs increased due to a larger number of eligible employees, general inflation in the health care industry, and a higher than normal increase in large claim activity. Pension costs increased due to lower discount rates used to calculate projected benefit obligations, along with higher service costs, and amortization of actuarial losses.

Freight costs were flat as a percent of sales year over year as improved efficiencies in the third-party customer delivery network combined with favorable leverage on increased volume offset increased fuel costs.

Overhead costs decreased 0.4% of sales in fiscal 2004 compared to fiscal 2003 as the Company gained favorable leverage on fixed and semi-fixed expenses with higher volumes.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	14

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

EFFECTIVE INCOME TAX RATES

The Company’s combined effective federal and state tax rate in fiscal 2004 was 39.0%, a decrease from 39.3% in fiscal 2003. The year over year decrease in the effective tax rate was attributable to Federal jobs tax credits and state investment tax credits associated with the start-up of new facilities.

OUTLOOK FOR FISCAL 2006

The Company follows several indices, including housing starts, existing home sales, mortgage interest rates and consumer confidence, that it believes are leading indicators of overall demand for kitchen and bath cabinetry. These indicators collectively suggest to the Company that while the economic outlook is uncertain, particularly as it pertains to retail purchases of durable goods, demand in the industry appears likely to grow during the period covered by the Company’s fiscal year ending April 30, 2006.

The Company expects to increase sales in fiscal 2006 versus fiscal 2005 based on three factors. First, as one of the largest manufacturers in the industry with a broad distribution base, the Company expects to participate in the overall growth of the industry. Second, the Company expects to gain share in the general market due to strategic partnerships with home centers, builders and distributors that are gaining share versus other distribution outlets. Finally, the Company expects to gain share with customers due to the value of the products and services in the Company’s broad offering.

Assuming the Company is successful in generating increased sales, the Company expects to generate higher net income in fiscal 2006 versus fiscal 2005. The Company expects to benefit from additional margin on incremental sales, potential price increases to offset the increased cost of raw materials, leverage on fixed and semi-fixed costs with additional unit volume, and improved productivity. These expected benefits may be partially offset by an increase in material costs due to market pricing of hardwood lumber and changes in product mix, an increase in transportation costs due to inflationary rate changes and the market price of fuel, an increase in pension expense due to unrecognized losses and changes in pension assumptions, and an increase in medical costs due to higher headcount and overall cost pressures in the medical industry.

The Company would be negatively impacted by reduced market demand as the result of lower overall remodeling or new construction activity. While the Company would expect to perform better than the industry on average during a downturn in demand, the combined effects of lower sales and underutilized capacity could result in decreased profitability in fiscal 2006 versus fiscal 2005.

The Company began to experience an increase in hardwood lumber prices during fiscal 2003. While the Company believes that it is more efficient as compared to the industry in the use of materials, a continued rise in raw material costs could negatively impact profitability during fiscal 2006. The Company does not believe that additional increases in raw material costs could negatively impact performance over the long-term due to the availability of substitute materials and the historical ability for the industry to recover market-driven increases in raw materials through pricing.

Over the past five years, the Company has significantly expanded overall manufacturing capacity through an aggressive capital spending program. In order to support the growth in demand for products and services, the Company has invested approximately $170 million in property, plant, and equipment over the last five fiscal years. Long-term projected growth will continue to require the Company to invest in additional capacity. The Company expects new spending on property, plant, and equipment during

15	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

fiscal 2006 to be between $55 and $60 million. Anticipated projects for the fiscal year include the expansion of the Hardy County, West Virginia component and finishing facility, and the construction of a new lumber processing facility in Garrett County, Maryland. The Company believes that it has sufficient financial resources to support the capital-spending program without a significant impact on its current financial position.

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

On April 30, 2005, the Company had no material exposure to changes in interest rates for its debt agreements. All significant borrowings of the Company carry an effective interest rate between 2% and 6%.

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

Management has reviewed these critical accounting policies and estimates with its audit committee.

REVENUE RECOGNITION. The Company utilizes signed sales agreements that provide for transfer of title to the customer upon delivery. The Company’s network of third-party carriers does not currently have the technology to provide detailed information regarding the delivery date for all orders. As a result, the Company must estimate the amount of sales that have been transferred to third-party carriers but not delivered to customers. The estimate is calculated using a lag factor determined by analyzing the actual difference between shipment date and delivery date of orders over the past 12 months. Revenue is only recognized on those shipments which we believe have been delivered to the customer. Due to the nature of the Company’s business, the impact from this estimate is limited to fiscal quarters as any shipments deemed to be in transit at the end of a reporting period are delivered to the customer within the first two weeks of the next period. Management believes that likely changes in the estimate are immaterial to the overall results of the fiscal year.

The Company recognizes revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under current U.S. generally accepted accounting principles. Collection is reasonably assured as determined through an analysis of accounts receivable data, including historical product returns, and the evaluation of each customer’s ability to pay. Allowances for sales returns are based on the historical relationship between shipments and returns. The Company believes that historical experience is an accurate reflection of future returns.

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

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	16

PENSIONS. The Company has two non-contributory defined pension benefit plans covering substantially all of the Company’s employees. The Company accounts for its defined benefit plans in accordance with Statement of Financial Accounting Standards SFAS 87, “Employer’s Accounting for Pensions,” and Statement of Financial Accounting Standards SFAS 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” which requires amounts recognized in the financial statements to be determined on an actuarial basis. The estimated cost and benefits of the non-contributory defined benefit pension plans are determined by independent actuaries using various actuarial assumptions. The most significant assumptions are the long-term expected rate of return on plan assets, the discount rate used to determine the present value of the pension obligations, and the future rate of compensation level increases. The Company refers to high-quality, fixed-income investments in establishing the discount rate. The long-term expected rate of return on plan assets reflects the current mix of the plan assets invested in equities and bonds. The future rate of compensation levels reflects expected salary trends.

Pension expense for fiscal year 2005 and the assumptions used in that calculation are presented in Note G to the Consolidated Financial Statements. At April 30, 2005, the discount rate was 5.46% compared to 6.40% at April 30, 2004. The expected return on plan assets is 8.0%, which is consistent with fiscal year 2004. The rate of increase in compensation levels is 4.0% for the year ended April 30, 2005, unchanged from the prior fiscal year.

The fair value of plan assets at April 30, 2005 was $43.3 million compared to $34.2 million at April 30, 2004. The Company’s underfunded amount for the difference between the projected benefit obligation and plan assets increased to $31.0 million from $22.2 million in fiscal 2004. As a result, the Company expects pension expense for its defined benefit plans to increase from $6.2 million in fiscal 2005 to $8.0 million in fiscal 2006. The Company made contributions of $8.6 million to its pension plans in fiscal 2005. The Company expects to contribute $7.7 million to its pension plans in fiscal 2006.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123 (R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under FASB Statement No. 123 (R), all share-based payments to employees, including grants of employee stock options, are to be recognized in the income statement based on their fair values as of the awards’ grant date and the estimated number of awards that are expected to vest. The Company is allowed to select from three alternative transition methods, each having different reporting implications. The Company will be required to adopt this statement as of May 1, 2006. The Company is currently evaluating the three transition methods and has not yet determined the impact of adopting Statement No. 123 (R) on its results of operations or its financial position.

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred during fiscal years beginning after April 30, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company’s financial position or results of operations.

17	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”), which replaces the exception permitting non-monetary exchanges of similar productive assets from measurement based on fair value of the assets exchanged with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement will be effective for the Company for non-monetary asset exchanges occurring after April 30, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143.” FIN 47 requires that a Company recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The Company will be required to adopt this statement as of May 1, 2005. The adoption of FIN 47 is not expected to have a material impact on the Company’s financial position or results of operations.

LEGAL MATTERS

The Company is involved in various suits and claims in the normal course of business which include claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such suits and EEOC claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have any material adverse effect on the Company’s operating results, financial position, or liquidity.

DIVIDENDS DECLARED

On May 24, 2005, the Board of Directors approved a $.03 per share cash dividend on its common stock. The cash dividend was paid on June 17, 2005, to shareholders of record on June 6, 2005.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	18

CONSOLIDATED BALANCE SHEETS

	APRIL 30
(in thousands, except share and per share data)	2005	2004
ASSETS
Current Assets
Cash and cash equivalents	$24,406	$29,432
Customer receivables	52,877	48,286
Inventories	65,213	54,921
Prepaid expenses and other	3,268	1,515
Deferred income taxes	10,890	10,504

Total Current Assets	156,654	144,658
Property, plant and equipment, net	185,513	143,136
Promotional displays, net	16,740	17,112
Other assets	1,250	1,181
Intangible pension asset	1,011	964

	$361,168	$307,051

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$35,752	$29,145
Accrued compensation and related expenses	30,564	32,391
Current maturities of long-term debt	1,046	988
Accrued marketing expenses	6,787	5,875
Other accrued expenses	8,393	6,921

Total Current Liabilities	82,542	75,320

Long-term debt, less current maturities	29,217	18,028
Deferred income taxes	13,339	11,402
Long-term pension liabilities	16,149	8,155
Other long-term liabilities	4,730	1,001
Shareholders’ Equity
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued	—	—
Common stock, no par value; 40,000,000 shares authorized; issued and outstanding shares: 16,397,520–2005; 16,459,886–2004;	51,189	43,435
Retained earnings	176,303	156,993
Accumulated other comprehensive loss
Minimum pension liability	(12,178)	(6,921)
Unrealized loss on derivative contracts	(123)	(362)

Total accumulated other comprehensive loss	(12,301)	(7,283)

Total Shareholders’ Equity	215,191	193,145

	$361,168	$307,051

See notes to consolidated financial statements.

19	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED APRIL 30
(in thousands, except share and per share data)	2005	2004	2003
Net sales	$776,990	$667,547	$563,466
Cost of sales and distribution	624,610	530,038	430,725

Gross Profit	152,380	137,509	132,741
Selling and marketing expenses	67,225	59,653	55,157
General and administrative expenses	26,788	25,452	23,323

Operating Income	58,367	52,404	54,261
Interest expense	515	869	519
Other (income) expense	(493)	(461)	(151)

Income Before Income Taxes	58,345	51,996	53,893
Income tax expense	22,754	20,289	21,189

Net Income	$35,591	$31,707	$32,704

SHARE INFORMATION
Earnings per share
Basic	$2.16	$1.96	$2.00
Diluted	2.11	1.90	1.95
Cash dividends per share	.115	.10	.10

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	20

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	COMMON STOCK		RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)	SHARES	AMOUNT
Balance, May 1, 2002	16,542,992	$33,072	$112,378	$(281)	$145,169
Comprehensive Income:
Net income			32,704		32,704
Other comprehensive income, net of tax:
Change in derivative financial instrument				(321)	(321)
Minimum pension liability				(7,704)	(7,704)

Total Comprehensive Income					24,679
Cash dividends			(1,635)		(1,635)
Exercise of stock options	69,482	1,122			1,122
Stock repurchases	(486,380)	(985)	(9,041)		(10,026)
Employee benefit plans and other	34,102	790			790

Balance, April 30, 2003	16,160,196	33,999	134,406	(8,306)	160,099
Comprehensive Income:
Net income			31,707		31,707
Other comprehensive income, net of tax:
Change in derivative financial instrument				240	240
Minimum pension liability				783	783

Total Comprehensive Income					32,730
Cash dividends			(1,619)		(1,619)
Exercise of stock options	533,976	8,474			8,474
Stock repurchases	(281,500)	(217)	(7,501)		(7,718)
Employee benefit plans and other	47,214	1,179			1,179

Balance, April 30, 2004	16,459,886	43,435	156,993	(7,283)	193,145
Comprehensive Income:
Net income			35,591		35,591
Other comprehensive income, net of tax:
Change in derivative financial instrument				239	239
Minimum pension liability				(5,257)	(5,257)

Total Comprehensive Income					30,573
Cash dividends			(1,897)		(1,897)
Exercise of stock options	335,823	7,633			7,633
Stock repurchases	(436,369)	(1,191)	(14,384)		(15,575)
Employee benefit plans and other	38,180	1,312			1,312

Balance, April 30, 2005	16,397,520	$51,189	$176,303	$(12,301)	$215,191

See notes to consolidated financial statements.

21	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED APRIL 30
(in thousands)	2005	2004	2003
OPERATING ACTIVITIES
Net income	$35,591	$31,707	$32,704
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,405	27,696	27,717
Net loss on disposal of property, plant and equipment	103	73	161
Deferred income taxes	1,787	697	3,825
Tax benefit from stock options exercised	2,426	3,692	316
Other non-cash items	1,424	682	455
Changes in operating assets and liabilities:
Customer receivables	(4,833)	(8,062)	(8,796)
Inventories	(11,349)	(10,182)	(10,635)
Prepaid expenses and other assets	(2,138)	3,113	339
Accounts payable	6,607	2,295	3,791
Accrued compensation, marketing, and other accrued expenses	557	9,171	(2,105)
Other	2,094	(3,845)	96

Net Cash Provided by Operating Activities	65,674	57,037	47,868

INVESTING ACTIVITIES
Payments to acquire property, plant and equipment	(61,054)	(22,755)	(28,918)
Proceeds from sales of property, plant and equipment	401	5	39
Investment in promotional displays	(13,106)	(16,059)	(8,687)

Net Cash Used in Investing Activities	(73,759)	(38,809)	(37,566)

FINANCING ACTIVITIES
Payments of long-term debt	(5,988)	(932)	(5,568)
Proceeds from long-term debt	15,750	—	8,350
Exercises of stock options	2,465	471	824
Repurchase of common stock	(11,521)	(2,228)	(9,844)
Dividends paid	(1,897)	(1,619)	(1,635)
Grant proceeds relating to property, plant and equipment	4,250	—	—

Net Cash Provided (Used) in Financing Activities	3,059	(4,308)	(7,873)

(Decrease)/Increase in Cash and Cash Equivalents	(5,026)	13,920	2,429
Cash and Cash Equivalents, Beginning of Year	29,432	15,512	13,083

Cash and Cash Equivalents, End of Year	$24,406	$29,432	$15,512

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	22

notes to consolidated financial statements

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company’s products are sold across the United States through a network of independent distributors and directly to home centers and major builders.

The following is a description of the Company’s significant accounting policies:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Significant inter-company accounts and transactions have been eliminated in consolidation.

STOCK SPLIT: On August 26, 2004, the Board of Directors declared a two-for-one stock split of the Company’s common stock that was distributed to shareholders in the form of a stock dividend on September 24, 2004, to shareholders of record on September 10, 2004. All share and per share information has been restated to reflect the two-for-one stock split.

REVENUE RECOGNITION: The Company recognizes revenue when product is delivered to the customer and title has passed. Revenue is based on invoice price less allowances for sales returns, cash discounts, and other deductions.

COST OF SALES AND DISTRIBUTION: The cost of sales and distribution includes all cost associated with the manufacture and distribution of the Company’s products including the costs of shipping and handling.

ADVERTISING COSTS: Advertising costs are expensed as incurred. Advertising expenses for fiscal years 2005, 2004, and 2003 were $15.5 million, $12.5 million, and $11.0 million, respectively.

CASH AND CASH EQUIVALENTS: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximate cost). The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents were $19.5 million and $27.3 million at April 30, 2005 and 2004, respectively.

INVENTORIES: Inventories are stated at lower of cost or market. Inventory costs are determined by the last-in, first-out (LIFO) method.

The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.

23	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, which range from 15 to 30 years for buildings and improvements and three to ten years for furniture and equipment. Assets under capital leases are amortized over the shorter of their estimated useful lives or the term of the related lease.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

PROMOTIONAL DISPLAYS: The Company’s investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over 30 months (the estimated period of benefit). Promotional display amortization expense for fiscal years 2005, 2004, and 2003 was $13.5 million, $11.6 million, and $13.1 million, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of the Company’s cash and cash equivalents, customer receivables, accounts payable, and long-term debt approximate fair value.

DERIVATIVES: The Company records its derivatives at fair value and recognizes these assets or liabilities on the consolidated balance sheets. The Company’s primary objective for entering into derivative instruments is to manage its exposure to interest rates, as well as to maintain an appropriate mix of fixed and variable rate debt. At April 30, 2005, the Company had one outstanding interest rate swap with a notional amount of $10 million that exchanges variable rate interest at LIBOR plus 50 basis points on the Company’s term credit facility for fixed interest at 5.5% plus 50 basis points and expires at May 31, 2006.

INCOME TAXES: The Company accounts for deferred income taxes utilizing the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statement amounts and the tax basis of assets and liabilities, as measured by current enacted tax rates. When appropriate, the Company evaluates the need for a valuation allowance to reduce deferred tax assets.

PENSIONS: The Company has two non-contributory defined pension benefit plans covering substantially all of the Company’s employees. The Company accounts for its defined benefit plans in accordance with Statement of Financial Accounting Standards SFAS 87, “Employer’s Accounting for Pensions,” which requires amounts recognized in the financial statements to be determined on an actuarial basis.

STOCK-BASED COMPENSATION: As permitted by Statement of Financial Accounting Standards SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company has elected to continue using the intrinsic value method of accounting for stock options and has provided the additional required disclosures. SFAS No. 148, which amends SFAS No. 123, does not require companies to account for stock options using the fair value method; however, it does require all companies to adopt the disclosure provisions.

For the years ended April 30, 2005, 2004, and 2003, pro forma net income and earnings per share information required by SFAS No. 123 has been determined as if the Company had accounted for its stock options using the fair value method.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows:

STOCK-BASED COMPENSATION

(in thousands, except share amounts)	2005	2004	2003
Net income	$35,591	$31,707	$32,704
Stock-based employee compensation expense	(3,185)	(2,348)	(1,949)

Pro forma net income	$32,406	$29,359	$30,755

Pro forma net income per common share:
Basic	1.97	1.81	1.88
Diluted	1.92	1.76	1.83

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	24

To determine these amounts, the fair value of each stock option has been estimated on the date of the grant using a Black-Scholes option-pricing model. Significant assumptions used in this model include the following:

	2005	2004	2003
Expected volatility	0.507	0.512	0.514
Expected dividend yield	0.4%	0.8%	0.8%
Risk-free interest rates	3.96%	2.55%	4.60%
Expected life in years	6.0	6.0	6.0
Fair value per share	$14.91	$12.03	$16.06

RECENT ACCOUNTING PRONOUNCEMENTS: In December 2004, the FASB issued Statement No. 123 (Revised 2004), “Share-Based Payment,” which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123 (R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Under FASB Statement No. 123 (R), all share-based payments to employees, including grants of employee stock options, are to be recognized in the income statement based on their fair values as of the awards’ grant date and the estimated number of awards that are expected to vest. The Company is allowed to select from three alternative transition methods, each having different reporting implications. The Company will be required to adopt this statement as of May 1, 2006. The Company is currently evaluating the three transition methods and has not yet determined the impact of adopting Statement No. 123 (R) on its results of operations or its financial position.

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred during fiscal years beginning after April 30, 2005. The adoption of SFAS 151 is not expected to have a material impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”), which replaces the exception permitting non-monetary exchanges of similar productive assets from measurement based on fair value of the assets exchanged with a general exception for exchanges of non-monetary assets that do not have commercial substance. This statement will be effective for the Company for non-monetary asset exchanges occurring after April 30, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.” FIN 47 requires that a Company recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The Company will be required to adopt this statement as of May 1, 2005. The adoption of FIN 47 is not expected to have a material impact on the Company’s financial position or results of operations.

25	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

USE OF ESTIMATES: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain prior years’ amounts have been reclassified to conform to the current year’s presentation.

NOTE B — CUSTOMER RECEIVABLES

The components of customer receivables were:

	APRIL 30
(in thousands)	2005	2004
Gross customer receivables	$58,461	$54,122
Less:
Allowance for bad debt	(698)	(1,222)
Allowance for returns and discounts	(4,886)	(4,614)

Net customer receivables	$52,877	$48,286

NOTE C — INVENTORIES

The components of inventories were:

	APRIL 30
(in thousands)	2005	2004
Raw materials	$19,821	$19,569
Work-in-process	42,051	37,045
Finished goods	16,378	9,653

Total FIFO inventories	78,250	66,267
Reserve to adjust inventories to LIFO value	(13,037)	(11,346)

Total inventories	$65,213	$54,921

NOTE D — PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were:

	APRIL 30
(in thousands)	2005	2004
Land	$3,440	$1,956
Buildings and improvements	78,311	66,756
Buildings and improvements – capital leases	20,142	9,153
Machinery and equipment	168,592	150,782
Machinery and equipment – capital leases	27,740	334
Construction in progress	4,517	13,716

	302,742	242,697
Less accumulated amortization and depreciation	(117,229)	(99,561)

Total	$185,513	$143,136

Depreciation expense amounted to $19.6 million, $16.1 million, and $14.6 million in fiscal 2005, 2004, and 2003, respectively.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	26

NOTE E — LOANS PAYABLE AND LONG-TERM DEBT

Maturities of long-term debt are as follows:

	FISCAL YEARS ENDING APRIL 30
(in thousands)	2006	2007	2008	2009	2010	2011 AND THEREAFTER	TOTAL OUTSTANDING
Term credit facility	$—	$10,000	$—	$—	$—	$—	$10,000
Other term loans	—	—	—	—	—	2,234	2,234
Term loans	335	357	381	381	366	4,748	6,568
Capital lease obligations	711	1,099	473	483	493	8,202	11,461

Total	$1,046	$11,456	$854	$864	$859	$15,184	$30,263

Less current maturities							$1,046

Total long-term debt							$29,217

The Company’s primary loan agreement provides for a five-year, $35 million revolving credit facility and a $10 million, five-year term credit facility which expires on May 31, 2006. Borrowings under the credit facilities bear interest at the London InterBank Offered Rate (LIBOR) (2.91% at April 30, 2005) plus a spread (0.50% at April 30, 2005) based on Total Funded Debt to earnings, before deduction of interest and taxes, plus depreciation and amortization (EBITDA). Funded debt is the total of senior debt, letter of credit obligations, stockholder debt, subordinated debt, and the value of all capitalized and synthetic leases. The Company has no synthetic leases. The Company incurs a fee for amounts not used under the revolving credit facility. The non-usage fee is included in interest expense and was $57,090, $66,819, and $70,113 for 2005, 2004, and 2003, respectively, or 0.2% of the amount not borrowed. There were no amounts outstanding under the revolving credit facility at April 30, 2005 and 2004. The interest rate on the five-year term loan has been fixed at 6.0% via an interest rate swap. The notional amount of the swap agreement is $10 million. Under the terms of the interest rate swap the Company receives variable interest rate payments based on LIBOR (2.91% at April 30, 2005) and makes fixed interest rate payments of 6.0% thereby creating the equivalent of fixed rate debt. Interest paid on the swap agreement was $394,347, $435,450, and $385,175 for the years ended April 30, 2005, 2004, and 2003, respectively. Any unrealized gain or loss associated with the swap agreement is accounted for as other comprehensive income (loss). As of April 30, 2005 and 2004, the fair value of the swap was $201,000 and $596,000, respectively, and is classified as a long-term liability. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type financial instruments.

In February 2005, the Company entered into separate loan agreements with the Maryland Economic Development Corporation and the County Commissioners of Allegany County as part of the Company’s capital investment and operations at the Allegany County, Maryland, site. These loan agreements are for $1.5 million and $0.8 million, respectively, and expire at December 31, 2014, bearing interest at a fixed rate of 3%. These loan agreements are secured by mortgages on the manufacturing facility constructed in Allegany County, Maryland. These loan agreements defer principal and interest during the term of the obligation if the Company complies with certain employment levels at the facility with forgiveness of any balance remaining at December 31, 2014.

In July 2004, the Company entered into a lease agreement with the West Virginia Economic Development Authority as part of the Company’s capital investment and operations at the South Branch plant, in Hardy County, West Virginia. This capital lease agreement is a $10 million term obligation, which expires at July 1, 2024, bearing interest at a fixed rate of 2%. The lease obligation requires monthly payments consisting of interest only through July 1, 2006, and principal and interest thereafter.

In November 2002, the Company entered into a loan agreement with the Perry, Harlan, Leslie, Breathitt Regional Industrial Authority (a.k.a. Hazard, KY Regional Authority) as part of the Company’s capital investment and operations at the Hazard, Kentucky, site. This debt facility is a $6 million term loan, which expires November 13, 2017, bearing interest at a fixed rate of 2%. It is secured by a mortgage on the manufacturing facility constructed in Hazard, Kentucky. The loan requires annual debt service payments consisting of principal and interest with a fixed balloon payment of $1.6 million at loan expiration.

27	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

At April 30, 2005, total term loans of $6.6 million were outstanding. The interest-bearing term loans bore a weighted average interest rate of 2.5% on April 30, 2005.

The Company’s loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. Certain of the Company’s fixed assets are pledged as collateral under the term loan agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2005.

Interest paid was $1,082,000, $982,000, and $1,074,000, during fiscal 2005, 2004, and 2003, respectively. Net amounts to be received or paid under interest rate swap agreements are accrued as an adjustment to interest expense.

Interest capitalized was $662,000, $161,000, and $579,000, during fiscal 2005, 2004, and 2003, respectively.

NOTE F — SHAREHOLDERS’ EQUITY

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

Profit sharing contributions are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $1,096,000, $926,000, and $1,029,000, in fiscal 2005, 2004, and 2003, respectively.

The Company matches 401(k) contributions in the amount of 50% of an employee’s contribution to the plan up to 4% of base salary for an effective maximum Company contribution of 2% of base salary. The expense for 401(k) matching contributions for this plan was $1,409,000, $1,307,000, and $1,032,000, in fiscal 2005, 2004, and 2003, respectively.

STOCK OPTIONS

In August 1999, shareholders approved a stock option plan for key employees of the Company. Under the plan, up to 2,000,000 shares of common stock may be granted as options, with the term of options granted not exceeding ten years. Options granted are subject to vesting conditions and other requirements prescribed by a participant’s stock option agreement. Options vest over three years on a straight-line basis.

In August 2000, shareholders approved a stock option plan for non-employee directors. Under the 2000 plan, up to 60,000 shares of common stock may be granted as options, with each non-employee director receiving an option to purchase 2,000 shares on the anniversary date of the plan. Outstanding options under the plan are exercisable in annual cumulative increments of 33.33% of options granted beginning one year after the date of grant and must be exercised within 12 months after cumulative increments exercisable equal 100% of options granted, at which time options expire.

In August 2004, shareholders approved a stock incentive plan for key employees of the Company. Under the plan, up to 2,000,000 shares of common stock may be granted as incentive awards, with the term of the awards granted not exceeding ten years. Incentive awards granted are subject to vesting conditions and other requirements prescribed by a participant’s incentive award agreement. Incentive awards vest over three years on a straight-line basis.

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	28

The following table summarizes stock option activity and related information under the stock option plans for the fiscal years ended April 30:

	2005	2004	2003
Outstanding at beginning of year	1,621,404	1,738,594	1,474,410
Granted	586,588	433,952	358,000
Exercised	(335,823)	(533,976)	(69,482)
Expired or cancelled	(75,998)	(17,166)	(24,344)
Outstanding at April 30	1,796,171	1,621,404	1,738,594

Exercisable at April 30	865,481	864,052	1,018,838
Available for future issuance at April 30	2,448,442	677,104	1,110,392

Weighted average exercise prices (in dollars):
Outstanding at beginning of year	$20.39	$15.89	$11.96
Granted	29.19	25.55	31.64
Exercised	15.50	9.76	11.85
Expired or cancelled	29.00	26.90	11.85
Outstanding at April 30	23.81	20.39	15.89
Exercisable at April 30	$18.82	$15.43	$11.60

The following table summarizes information about stock options outstanding at April 30, 2005 [remaining lives (in years) and exercise prices are weighted-averages]:

OPTION PRICE PER SHARE	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	OPTIONS	REMAINING LIFE	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
$4.63–$7.22	2,000	1.5	$4.63	2,000	$4.63
$8.22–$9.47	100,700	5.0	9.26	100,700	9.26
$10.86–$14.93	357,600	5.5	13.22	357,600	13.22
$18.91–$24.21	426,867	7.0	22.75	208,200	21.22
$25.49–$26.85	391,876	9.0	26.78	10,559	25.78
$29.42–$34.87	468,014	7.5	31.79	186,422	33.13
$37.13–$44.59	49,114	7.5	42.68	—	—

EARNINGS PER SHARE

The following table summarizes the computations of basic and diluted earnings per share:

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share amounts)	2005	2004	2003
Numerator used in basic and diluted earnings per common share:
Net income	$35,591	$31,707	$32,704

Denominator:
Denominator for basic earnings per common share – weighted average shares	16,473	16,188	16,346
Effect of dilutive securities:
Stock options	407	480	454

Denominator for diluted earnings per common share – weighted average shares and assumed conversions	16,880	16,668	16,800
Earnings per common share
Basic	$2.16	$1.96	$2.00
Diluted	$2.11	$1.90	$1.95

29	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

NOTE G — PENSION BENEFITS

The Company has two defined benefit plans covering virtually all of the Company’s employees. These plans provide defined benefits based on years of service and final average salary. These benefit plans have an April 30 measurement date.

	PENSION BENEFITS
(in thousands)	2005	2004
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	$56,433	$47,881
Service cost	3,968	3,227
Interest cost	3,575	2,937
Amendments	163	164
Actuarial losses	11,413	3,180
Benefits paid	(1,241)	(956)

Benefit obligation at end of year	$74,311	$56,433

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$34,184	$27,878
Actual return on plan assets	1,850	4,099
Company contributions	8,549	3,163
Benefits paid	(1,241)	(956)

Fair value of plan assets at end of year	$43,342	$34,184

Funded status of the plans	$(30,969)	$(22,249)
Unamortized prior service cost	1,011	964
Unrecognized net actuarial loss	32,189	21,162

Prepaid (accrued) benefit cost	$2,231	$(123)

	PENSION BENEFITS
(in thousands)	2005	2004
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
Accrued benefit liability	$(18,745)	$(12,433)
Intangible asset	1,011	964
Accumulated other comprehensive loss	19,965	11,346

Net amount recognized	$2,231	$(123)

	PENSION BENEFITS
(in millions)	2005	2004
PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS
Projected benefit obligation	$74.3	$56.4
Accumulated benefit obligation	62.1	46.6
Fair value of plan assets	43.3	34.2

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	30

	PENSION BENEFITS
(in thousands)	2005	2004	2003
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$3,968	$3,227	$2,083
Interest cost	3,575	2,937	2,483
Expected return on plan assets	(2,688)	(2,189)	(2,132)
Amortization of prior service cost	116	106	79
Recognized net actuarial loss	1,224	1,298	438

Benefit cost	$6,195	$5,379	$2,951

	PENSION BENEFITS
(in thousands)	2005		2004
INCREASE/(DECREASE) IN MINIMUM LIABILITY INCLUDED IN OTHER COMPREHENSIVE INCOME	$8,619		$(1,346)

ACTUARIAL ASSUMPTIONS: The discount rate at April 30 was used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal pension plans follow:

	FISCAL YEARS ENDED APRIL 30
	2005		2004
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE BENEFIT OBLIGATIONS
Discount rate	5.46%		6.40%
Rate of compensation increase	4.0%		4.0%

	FISCAL YEARS ENDED APRIL 30
	2005		2004
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE NET PERIODIC BENEFIT COST
Discount rate	6.4%		6.2%
Expected return on plan assets	8.0%		8.0%
Rate of compensation increase	4.0%		4.0%

31	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

The discount rate was based on Moody’s Aa bond rate as of April 30. The expected long-term rate of return on assets is based on asset allocation within the Plan’s investment portfolio. The assumptions and the basis for their selection are consistent with the prior year.

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

The Company’s pension plans’ weighted-average asset allocations at April 30, 2005 and 2004, by asset category are as follows:

	PLAN ASSET ALLOCATION
	2005		2004
APRIL 30	TARGET ALLOCATION	ACTUAL ALLOCATION	ACTUAL ALLOCATION
Equity Funds	50%	49.2%	50.1%
Fixed Income Funds	50%	50.8%	49.9%

Total	100%	100%	100%

Within the broad categories outlined, the Company has indicated the following specific allocation: 30% Capital Preservation, 20% Bond, 20% Large Capital Growth, 20% Large Capital Value, 6% Small Capital, and 4% International.

CONTRIBUTIONS: The Company expects to contribute $7.7 million to its pension plans in fiscal 2006 which represents both required and discretionary funding.

ESTIMATED FUTURE BENEFIT PAYMENTS: The following benefit payments, which reflect expected future service, as appropriate are expected to be paid:

FISCAL YEAR	PENSION BENEFITS
(in thousands)
2006	$1,410
2007	1,497
2008	1,634
2009	1,782
2010	1,893
Years 2011-2015	$13,672

NOTE H — INCOME TAXES

Income tax expense was comprised of the following:

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2005	2004	2003
Current expense
Federal	$17,045	$15,886	$14,144
State	3,922	3,706	3,220

Total current expense	20,967	19,592	17,364

Deferred expense
Federal	1,532	598	3,709
State	255	99	116

Total deferred expense	1,787	697	3,825

Total expense	$22,754	$20,289	$21,189

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	32

The Company’s effective income tax rate varied from the federal statutory rate as follows:

	FISCAL YEARS ENDED APRIL 30
	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
Permanent differences	(.4)	(.3)	.1
State income taxes, net of federal tax effect	4.4	4.3	4.2

Effective income tax rate	39.0%	39.0%	39.3%

Income taxes paid were $16,185,000, $15,681,000, and $20,262,000 for fiscal years 2005, 2004, and 2003, respectively.

The significant components of deferred tax assets and liabilities were as follows:

	APRIL 30
(in thousands)	2005	2004
Deferred tax assets
Accounts receivable	$5,405	$4,283
Employee benefits	238	2,987
Product liability	1,911	1,282
Pension liability	7,787	4,425
Other	1,884	1,092

Total	17,225	14,069
Deferred tax liabilities
Depreciation	18,836	13,721
Inventory	145	514
Other	693	732

Total	19,674	14,967
Net deferred tax liability	$2,449	$898

Management believes it is more likely than not that the Company will realize its gross deferred tax assets due to expected future income and reversal of taxable temporary differences.

NOTE I — COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS

The Company is involved in various suits and claims in the normal course of business which include claims against the Company pending before the Equal Employment Opportunity Commission. Although management believes that such suits and EEOC claims are without merit and intends to vigorously contest them, the ultimate outcome of these matters cannot be determined at this time. In the opinion of management, after consultation with counsel, the ultimate liabilities and losses, if any, that may result from suits and claims involving the Company will not have a material adverse effect on the Company’s results of operations, financial position, or liquidity.

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

33	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

The following is a reconciliation of the Company’s warranty liability:

(in thousands)	2005	2004
Product Warranty Reserve
Beginning balance	$3,322	$3,133
Accrual for warranties	24,775	15,829
Settlements	(23,145)	(15,640)

Ending balance at fiscal year end	$4,952	$3,322

LEASE AGREEMENTS

The Company leases certain office buildings, manufacturing buildings, service centers, and equipment. Total rental expenses amounted to approximately $7,860,000, $6,969,000, and $6,286,000, in fiscal 2005, 2004, and 2003, respectively. Minimum rental commitments as of April 30, 2005, under noncancelable leases are as follows:

FISCAL YEAR	OPERATING	CAPITAL
(in thousands)
2006	$4,028	$1,019
2007	2,812	1,327
2008	1,433	662
2009	904	662
2010	726	662
2011 (and thereafter)	—	9,387

	$9,903	$13,719

Less amounts representing interest (2% to 6.2%)		(2,258)

Total obligation under capital leases		$11,461

RELATED PARTIES

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain former executive officers of the Company to lease an office building constructed and owned by the partnership. The Company has subsequently renewed this lease in accordance with company policy and procedures which includes approval by the Board of Directors. At April 30, 2005, there is one remaining year on the current term and one five-year renewal period available at the Company’s option. Under this agreement, rental expense was $420,000, $416,000, and $409,000, in fiscal 2005, 2004, and 2003, respectively. Rent during the remaining term of approximately $428,000 annually (included in the above table) is subject to adjustment based upon changes in the Consumer Price Index.

NOTE J — OTHER INFORMATION

Credit is extended to customers based on an evaluation of the customer’s financial condition and generally collateral is not required. The Company’s customers operate in the new home construction and home remodeling markets. At April 30, 2005, the Company’s two largest customers, Customers A and B, represented 23.0% and 36.5% of the Company’s customer receivables, respectively. At April 30, 2004, Customers A and B, represented 29.9% and 31.8% of the Company’s customer receivables, respectively.

The following table summarizes the percentage of sales to the Company’s two largest customers for the last three fiscal years:

	PERCENT OF ANNUAL SALES
	2005	2004	2003
Customer A	30.1	30.6	36.8
Customer B	32.4	30.7	26.5

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

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	34

NOTE K — QUARTERLY FINANCIAL DATA (Unaudited)

FY 2005	07/31/04	10/31/04	01/31/05	04/30/05
(in thousands, except share amounts)
Net sales	$187,534	$199,149	$183,175	$207,132
Gross profit	38,870	42,670	34,381	36,459
Income before income taxes	15,904	18,614	11,611	12,216
Net income	9,701	11,355	7,083	7,452
Earnings per share
Basic	$0.59	$0.69	$0.43	$0.45
Diluted	$0.58	$0.67	$0.42	$0.44

FY 2004	07/31/03	10/31/03	01/31/04	04/30/04
(in thousands, except share amounts)
Net sales	$154,932	$169,395	$162,859	$180,361
Gross profit	33,833	34,534	33,805	35,337
Income before income taxes	12,278	13,553	12,431	13,734
Net income	7,452	8,227	7,650	8,378
Earnings per share
Basic	$0.46	$0.51	$0.47	$0.52
Diluted	$0.45	$0.50	$0.45	$0.50

35	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

reports of independent registered public accounting firms

THE BOARD OF DIRECTORS AND SHAREHOLDERS, AMERICAN WOODMARK CORPORATION

We have audited the accompanying consolidated balance sheet of American Woodmark Corporation (the Company), as of April 30, 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of American Woodmark Corporation as of April 30, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 13, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Roanoke, Virginia
June 13, 2005

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	36

THE BOARD OF DIRECTORS AND SHAREHOLDERS, AMERICAN WOODMARK CORPORATION

We have audited the accompanying consolidated balance sheet of American Woodmark Corporation as of April 30, 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the two years in the period ended April 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Woodmark Corporation at April 30, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Richmond, Virginia
June 4, 2004
except for the fourth paragraph of Note A,
as to which the date is June 16, 2005

37	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

management’s report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2005. In making its assessment, Management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework. Management concluded that based on its assessment, American Woodmark Corporation’s internal control over financial reporting was effective as of April 30, 2005.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which appears in this Annual Report to Shareholders.

/s/ James J. Gosa
James J. Gosa
Chairman and Chief Executive Officer

/s/ Jonathan H. Wolk
Jonathan H. Wolk
Vice President and Chief Financial Officer

AMERICAN WOODMARK CORPORATION® 2005 Annual Report	38

report of independent registered public accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS, AMERICAN WOODMARK CORPORATION

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that American Woodmark Corporation (the Company) maintained effective internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of April 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of American Woodmark Corporation as of April 30, 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended, and our report dated June 13, 2005, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Roanoke, Virginia
June 13, 2005

39	AMERICAN WOODMARK CORPORATION® 2005 Annual Report

DIRECTORS AND EXECUTIVE OFFICERS

William F. Brandt, Jr.

Director

Daniel T. Carroll

Director;

Chairman

The Carroll Group

Martha M. Dally

Director;

Chief Customer Officer

Sara Lee Corporation

James G. Davis

Director;

President & CEO

James G. Davis Construction Corporation

Neil P. DeFeo

Director;

Chief Executive Officer

Playtex Products, Inc.

James J. Gosa

Chairman and

Chief Executive Officer

Kent B. Guichard

Director;

Executive Vice President

Daniel T. Hendrix

Director;

President and Chief Executive Officer

Interface, Incorporated

Kent J. Hussey

Director;

President and Chief Operating Officer

Spectrum Brands, Inc. (formerly Rayovac Corporation)

G. Thomas McKane

Director;

Chairman and CEO

A.M. Castle & Co.

Carol B. Moerdyk

Director;

Chairman and Chief Executive Officer

OfficeMax Incorporated

Ian J. Sole

Senior Vice President, Sales and Marketing

Jonathan H. Wolk

Vice President and Chief Financial Officer; Corporate Secretary

CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 25, 2005, at 9:00 a.m. at the Museum of the Shenandoah Valley, 901 Amherst Street in Winchester, Virginia.

ANNUAL REPORT ON FORM 10-K

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2005, may be obtained free of charge by writing:

Glenn Eanes

Vice President & Treasurer

American Woodmark Corporation

PO Box 1980

Winchester, VA 22604-8090

CORPORATE HEADQUARTERS

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(540) 665-9100

MAILING ADDRESS

PO Box 1980

Winchester, VA 22604-8090

TRANSFER AGENT

American Stock Transfer & Trust Company

(800) 937-5449

SHAREHOLDER INQUIRIES

Investor Relations

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(540) 665-9100

www.americanwoodmark.com

American Woodmark™ is a trademark of American Woodmark Corporation.®

© 2005 American Woodmark Corporation®

Printed in U.S.A.

[Annual Report Back]

AMERICAN WOODMARK CORPORATION	[AWC Logo]
3102 Shawnee Drive
Winchester, Virginia 22601-4208
(540) 665-9100
(540) 665-9176 Fax
www.americanwoodmark.com