Form 10-K, Exhibit 13
period 2007-04-30
AMERICAN WOODMARK CORP
filed 2007-07-12
CIK 794619

Exhibit 13

table of contents

2	Company Profile

3	Financial Highlights

3	Market Information

4	Letter from the Chief Executive Officer

11	Five-Year Selected Financial Information

12	Management’s Discussion and Analysis

21	Consolidated Financial Statements

25	Notes to Consolidated Financial Statements

40	Report of Independent Registered Public Accounting Firm

41	Management’s Report on Internal Control over Financial Reporting

42	Report of Independent Registered Public Accounting Firm

43	Stock Performance Graph

44	Directors and Executive Officers

45	Corporate Information

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

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 1

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

The Company offers approximately 350 cabinet lines in a wide variety of designs, materials, and finishes. Products are sold across the United States through a network of independent distributors and directly to home centers and major builders. Approximately 66% of sales during fiscal year 2007 were to the remodeling market and 34% to the new home market.

The Company believes it is one of the three largest manufacturers of kitchen cabinets in the United States.

2 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

financial highlights

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share data)	2007	2006	2005
OPERATIONS
Net sales	$760,925	$837,671	$776,990
Operating income	49,408	53,419	58,367
Net income	32,561	33,210	35,591
Earnings per share
Basic	$2.08	$2.04	$2.16
Diluted	2.04	2.00	2.11
Average shares outstanding
Basic	15,690	16,280	16,473
Diluted	15,976	16,586	16,880

FINANCIAL POSITION
Working capital	$95,748	$100,526	$74,112
Total assets	348,695	378,886	361,168
Long-term debt, net of current maturities	26,908	27,761	29,217
Shareholders’ equity	226,097	241,661	215,191
Long-term debt to capital ratio	10.6%	10.3%	12.0%

market information

American Woodmark Corporation common stock, no par value, is quoted on The NASDAQ Global Select Market under the “AMWD” symbol. Common stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

	MARKET PRICE		DIVIDENDS DECLARED
(in dollars)	High	Low
FISCAL 2007
First quarter	$39.66	$29.53	$0.03
Second quarter	39.18	29.59	0.06
Third quarter	45.23	34.18	0.06
Fourth quarter	46.10	34.47	0.06

FISCAL 2006
First quarter	$36.90	$27.75	$0.03
Second quarter	38.95	27.77	0.03
Third quarter	32.66	23.00	0.03
Fourth quarter	41.00	28.26	0.03

As of June 5, 2007, there were approximately 9,000 shareholders of record of the Company’s common stock. Included are approximately 60% of the Company’s employees, who are shareholders through the American Woodmark Stock Ownership Plan. The Company pays dividends on its common stock each fiscal quarter. Although the Company presently intends to continue to declare cash dividends on a quarterly basis for the foreseeable future, the determination as to the payment and the amount of any future dividends will be made by the Board of Directors from time to time and will depend on the Company’s then-current financial condition, capital requirements, results of operations and any other factors then deemed relevant by the Board of Directors.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 3

to our

shareholders

We closed out our prior fiscal year on a very high note. As we entered fiscal year 2007, we were enjoying the benefits of improved management systems, a more favorable operating environment, and strong core product sales growth. At the same time, we were beginning to realize the benefits of our Company-wide quality program that we launched in fiscal 2006. Improved quality and service, coupled with the launching of new products, led to robust sales and increased market share.

As a result, we achieved record levels of core product sales, net income, operating cash flow and free cash flow in the first half of fiscal 2007. By mid-year we had nearly completed our planned withdrawal from certain low-margin categories. This initiative enabled improved

KENT B. GUICHARD President and COO	JAMES J. GOSA Chairman and CEO

4 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

gross margins resulting from better product mix. In addition, withdrawing from these high-volume categories relieved production capacity which in turn contributed to a more favorable operating environment.

However, in the fall of the year the decline that had been underway in new construction accelerated. Early consensus forecasts called for a five to eight percent pullback in housing starts in calendar 2006 followed by a similar impact in calendar 2007. As we now know, the actual decline has proven to be much more severe than anticipated. The impact of speculators in key housing markets such as California, Arizona, Florida and Greater Washington, DC has proved to be much greater than previously estimated. The pricing bubble created by over-speculation in these and other markets has led to what has become the biggest housing downturn since the recession of 1990–1991.

In addition, around mid-year, the large home centers began to experience negative comparable store sales results. After several years of solid remodeling growth, the consumer has taken a pause in big ticket remodeling expenditures. It would appear that falling home prices have also impacted remodeling activity, albeit much less severely than new construction as the macro economic factors remain positive.

Although we had been aggressively pursuing and gaining market share in both the remodeling and new construction channels, the depressed new housing market, combined with softening remodeling activity interrupted core product sales growth. Consequently,

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 5

the last two quarters of our fiscal year were punctuated by abnormally low levels of sales activity which negatively impacted margins and earnings.

Our operating strategy during this challenging period has been to eliminate non-strategic costs wherever possible, while at the same time continuing to staff critical jobs to maintain and in some cases improve our capability to service our customers. We have also maintained sufficient operational capacity which will allow us to take advantage of the market when it returns.

In response to the difficult market environment, we have reduced our labor costs by 25% and overhead spending by over 10%. We have continued to invest in our quality effort and are seeing both reduced costs and elevated customer satisfaction levels as a result. We have launched several new products which have become key contributors to market share gains. We will continue with these and other initiatives in pursuit of market share.

On the organizational front we have sustained our training and recruitment efforts to continue to staff the organization for the present environment without sacrificing the future.

We continue to focus on maintaining a strong balance sheet. Debt-to-equity remains below 11% of total capitalization. Our DSO has remained fairly constant at approximately 35 days and our inventory continues to turn at approximately 10 times per year. We generated over $90 million of operating cash flow and over $60 million of free cash flow in fiscal 2007, eclipsing our previous records by over $20 million. During fiscal year 2007, we bought back nearly 1.8 million shares, reduced our outstanding share base by 6% and completed nearly 60% of the $50 million stock repurchase authorization that our board approved in November 2006.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 7

As we look ahead, we see a housing market that is depressed in the short term, but is part of an overall economy that remains relatively sound and continues to create jobs. Inflation is at acceptable levels and interest rates remain low by historical standards. While the near-term prospects for housing and remodeling are uncertain, the mid- and long-term outlook appears excellent. As the excess inventory of unsold homes is drawn down to more normal levels and home prices stabilize, we can begin to look for improved results. We are anticipating this to occur during our fiscal year 2008.

During the upcoming year, our management team will launch the 2013 Vision, the Company’s fourth six-year Vision in its history. The “Total Quality Experience” is the hallmark of the 2013 Vision. This is an ideal time to embark on this journey, and I am confident it will compound our successes in the market and prove rewarding to our shareholders.

Downturns are never fun, but they provide us with the opportunity to focus on improved operations and market share. We will continue those efforts as the housing and remodeling markets work through their remaining bumps and regain their health and vitality.

8 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

Finally, at our May board meeting, Kent Guichard, our President and Chief Operating Officer, was unanimously elected President and Chief Executive Officer, effective with our August board meeting. During his 14 years with the Company, Kent has gained experience in and had a positive impact on virtually every one of the Company’s functional areas. Since taking charge of day-to-day operations three years ago, his contributions have been outstanding.

I will look forward to working with Kent, staying on as non-executive Chairman of the Board. The past 11 years as your CEO have been a true labor of love. Earlier in my career I never dreamed that I would have the opportunity to lead such a unique and outstanding company like this one. It has been an honor for which I will be forever grateful.

Finally, I want to recognize every member of the American Woodmark team for their superior effort in navigating through this very difficult period. Many of our people have never experienced a housing downturn, so for them this is a first-time event. All Woodmark people have answered the call and, while I am no longer surprised by their tenacity and professionalism, I don’t take it for granted. My personal thanks goes out to each of them.

I look forward to a challenging but exciting period ahead. I remain very optimistic about the prospects for our industry, our Company and our long-term shareholders.

James J. Gosa
Chairman and CEO

10 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

FIVE-YEAR SELECTED FINANCIAL INFORMATION

	FISCAL YEARS ENDED APRIL 30
(in millions, except per share data)	2007[4]	2006	2005	2004	2003
FINANCIAL STATEMENT DATA
Net sales	$760.9	$837.7	$777.0	$667.5	$563.5
Income before income taxes	51.2	53.7	58.3	52.0	53.9
Net income	32.6	33.2	35.6	31.7	32.7
Earnings per share:[1]
Basic	2.08	2.04	2.16	1.96	2.00
Diluted	2.04	2.00	2.11	1.90	1.95
Depreciation and amortization expense	35.9	37.0	33.4	27.7	27.7
Total assets	348.7	378.9	361.2	307.1	262.7
Long-term debt, less current maturities	26.9	27.8	29.2	18.0	19.0
Total shareholders’ equity	226.1	241.7	215.2	193.1	160.1
Cash dividends declared per share	.21	.12	.115	.10	.10
Average shares outstanding[1]
Basic	15.7	16.3	16.5	16.2	16.3
Diluted	16.0	16.6	16.9	16.7	16.8

PERCENT OF SALES
Gross profit	20.5%	17.9%	19.6%	20.6%	23.6%
Selling, general and administrative expenses	14.0	11.5	12.1	12.7	13.9
Income before income taxes	6.7	6.4	7.5	7.8	9.6
Net income	4.3	4.0	4.6	4.7	5.8

RATIO ANALYSIS
Current ratio	2.4	2.2	1.9	1.9	1.8
Inventory turnover[2]	9.7	10.3	10.4	10.6	10.8
Collection period–days[3]	34.9	35.5	32.2	32.6	31.3
Percentage of capital (long-term debt plus equity):
Long-term debt, net of current maturities	10.6%	10.3%	12.0%	8.5%	10.6%
Equity	89.4	89.7	88.0	91.5	89.4
Return on equity (average %)	13.9	14.5	17.4	18.0	21.4

[1]	All share and per share information have been restated to reflect a two-for-one stock split, effective September 24, 2004.
[2]	Based on average of beginning and ending inventory.
[3]	Based on ratio of monthly average customer receivables to average sales per day.
[4]	The Company adopted the provisions of SFAS 123(R) and SFAS 158 during fiscal year 2007.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 11

financial review

2007

Management’s

discussion and analysis

RESULTS OF OPERATIONS

The following table sets forth certain income and expense items as a percentage of net sales.

	PERCENTAGE OF NET SALES
	Years Ended April 30
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	79.5	82.1	80.4
Gross profit	20.5	17.9	19.6
Selling and marketing expenses	9.3	8.4	8.7
General and administrative expenses	4.7	3.1	3.4
Operating income	6.5	6.4	7.5
Interest expense/other (income) expense	(0.2)	0.0	0.0
Income before income taxes	6.7	6.4	7.5
Income tax expense	2.4	2.4	2.9
Net income	4.3	4.0	4.6

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and the related notes contained elsewhere herein.

12 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

This report contains statements concerning the Company’s expectations, plans, objectives, future financial performance, and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In most cases, the reader can identify these forward-looking statements by words such as “anticipate,” “estimate,” “forecast,” “expect,” “believe,” “should,” “could,” “would,” “plan,” “may” or other similar words. Forward-looking statements contained in this report, including Management’s Discussion and Analysis are based on current expectations and our actual results may differ materially from those projected in any forward-looking statements. In addition, we participate in an industry that is subject to rapidly changing conditions and there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of diesel fuel and/or transportation related services, (6) the need to respond to price or product initiatives launched by a competitor, and (7) sales growth at a rate that outpaces the Company’s ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on the Company’s operating results or financial condition.

OVERVIEW

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. Its products are sold on a national basis directly to home centers, major builders and home manufacturers, and through a network of independent distributors.

At April 30, 2007, the Company operated 15 manufacturing facilities and 9 service centers across the country.

Despite the headwinds of a difficult market environment for housing, the Company achieved record levels of free cash flow (defined as the net of operating and investing cash flows) and net income exclusive of stock compensation expense in its fiscal year ended April 30, 2007 (fiscal 2007). The Company achieved record net income during the first half of fiscal 2007, driven by increased sales levels and benefits from the Company’s continued transition out of certain low-margin products, which was completed in February 2007. Sales and profits declined in the second half of the year, as sales order levels from new construction customers dropped significantly. The Company believes it grew market share during fiscal 2007, since its remodeling sales grew at a time when its remodeling customers experienced declining comparative sales results. Similarly, the rate of decline in the Company’s new construction sales was less than that experienced by many of its new construction customers.

Gross margin for fiscal year 2007 was 20.5%, up significantly from 17.9% in fiscal 2006. The improvement in gross margin was driven by the beneficial impact from the completion of the Company’s transition out of certain low-margin products, as well as the resolution of certain operational events that adversely impacted the Company’s margins in fiscal 2006.

As a result of adopting SFAS 123(R) on May 1, 2006, the Company’s income before income taxes and net income for fiscal 2007 was $6,287,000 and $3,912,000 lower, respectively, from what would have been presented had the Company continued to account for stock options under APB 25.

Net income was $32.6 million for fiscal 2007, compared with $33.2 million during fiscal 2006.

RESULTS OF OPERATIONS

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2007	2006	2005	2007 VS. 2006 PERCENT CHANGE	2006 VS. 2005 PERCENT CHANGE
Net Sales	$760,925	$837,671	$776,990	(9.2)%	7.8%
Gross Profit	155,819	149,693	152,380	4.1	(1.8)
Selling & Marketing Expenses	71,009	70,361	67,225	0.9	4.7
G&A Expenses	35,402	25,913	26,788	36.6	(3.3)
Interest Expense	910	1,018	515	(10.6)	97.7

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 13

NET SALES

Net sales were $760.9 million in fiscal 2007, a decrease of $76.7 million, or 9% as compared with fiscal 2006. The majority of the sales decline was driven by the Company’s planned transition out of certain low-margin products, which caused sales to decline by approximately $55 million. Sales of the Company’s core products declined by $21 million, or 3%, as a double-digit decline in new construction sales more than offset the Company’s 9% increase in remodeling sales. Overall unit volume for fiscal 2007 was 21.2% lower than in fiscal 2006, driven primarily by the Company’s transition out of certain low-margin products, as well as the weaker new construction sales volume. Average revenue per unit increased by 15.3% during fiscal 2007 compared with prior year, driven primarily by the aforementioned sales transition and the resulting improvements in the Company’s sales mix.

Net sales for fiscal 2006 increased 7.8% to $837.7 million from $777.0 million in fiscal 2005. Higher sales were the result of shifts in product mix and improved pricing. Overall, unit volume increased 0.9% over the prior year as unit growth in core products was offset by unit volume declines as the Company began to execute its plans to exit certain high volume low-margin business. In fiscal 2006, the average selling price per unit increased 6.8% due to shifts in product mix and improved pricing.

GROSS PROFIT

Gross profit as a percentage of sales increased to 20.5% in fiscal 2007 as compared with 17.9% in fiscal 2006. Materials and freight costs were lower as a percentage of net sales in fiscal 2007 due primarily to the aforementioned change in the Company’s sales mix. Manufacturing overhead costs were higher as a percentage of net sales in fiscal 2007, as this component of cost has a higher proportion of fixed cost and was compared with a reduced sales level. Labor costs comprised a slightly lower percentage of sales in fiscal 2007, as efficiencies from the product mix were somewhat offset by inefficiencies associated with lower volume. Specific changes and additional reasons for these changes were as follows:

•

Materials costs declined as a percentage of net sales by 1.9% during fiscal 2007 as compared with fiscal 2006. In addition to the favorable impact of the aforementioned changes in sales mix, sales price increases helped offset inflationary cost increases, and efficiencies in materials handling and lumber yields also helped reduce costs in relation to net sales.

•

Freight costs declined as a percentage of net sales by 0.9% during fiscal 2007 as compared with fiscal 2006. In addition to the favorable impact of the aforementioned changes in sales mix, diesel fuel surcharge costs were in line with those of the prior year.

•

Labor costs decreased 1.1% as a percentage of net sales as compared with those of the prior year. The favorable impact was driven by the aforementioned changes in sales mix which more than offset the impact of reduced productivity stemming from the decline in production volume.

•

Overhead costs increased as a percentage of net sales by 1.3% as compared with fiscal 2006, as efficiencies from improved operations were more than offset by the impact of spreading a relatively fixed cost over a reduced sales base, as well as an increase of 0.2% of net sales for stock compensation expense.

Gross profit as a percent of sales decreased in fiscal 2006 to 17.9% from 19.6% in fiscal 2005. The decrease in gross profit was the result of inflationary pressures in transportation and material costs, increased cost associated with the transition of the majority of the Company’s transportation network to new or other existing carriers, and inefficiencies in materials planning and overhead spending relating to the opening of two plants during fiscal 2005.

Transportation costs increased by 0.8% of net sales from fiscal 2005 due to higher fuel costs and general market inflation of rate structures.

Manufacturing overhead costs increased 1.1% of net sales from fiscal 2005 due to higher depreciation, salary labor and other start-up costs associated with new capacity added in fiscal 2005.

Material costs decreased 0.4% of net sales in fiscal 2006 from the prior fiscal year as inflationary pressures in raw materials were more than offset by improvements in product mix, improved pricing to offset inflationary pressures and improved hardwood lumber yields.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses for fiscal 2007 were 9.3% of net sales, compared with 8.4% of net sales in fiscal 2006. The increased cost as a percent of sales in fiscal 2007 was due primarily to a relatively fixed sales overhead cost compared with a reduced sales level, as well as the inception of recording stock compensation costs of 0.2% of net sales.

14 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

Selling and marketing expenses were $70.4 million or 8.4% of net sales in fiscal 2006 compared to $67.2 million or 8.7% in fiscal 2005. The decrease as a percent of net sales was attributable to cost containment efforts and leverage gained on higher sales.

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative expenses for fiscal 2007 increased by $9.5 million and represented 4.7% of net sales, as compared with 3.1% of net sales for fiscal 2006. The increase in fiscal 2007 was due primarily to higher costs associated with the Company’s pay-for-performance employee incentive plans, share-based compensation costs aggregating 0.6% of net sales, and 0.1% of net sales for a provision for potentially uncollectible receivables from new construction customers.

General and administrative expenses in fiscal year 2006 were $25.9 million or 3.1% of net sales compared to $26.8 million or 3.4% in fiscal 2005. The decrease was primarily due to lower costs associated with the Company’s pay-for-performance employee incentive plan.

INTEREST EXPENSE

Interest expense declined by $0.1 million in fiscal 2007, as the amount of outstanding indebtedness and effective interest rate incurred both declined.

Net interest expense increased $0.5 million in fiscal 2006 compared to fiscal 2005. The increase was attributable to fewer long-term capital projects in fiscal 2006, resulting in less capitalized interest.

EFFECTIVE INCOME TAX RATES

The Company’s combined federal and state effective income tax rate declined from 38.2% in fiscal 2006 to 36.4% in fiscal 2007, due primarily to the enhanced level of tax-exempt income earned by the Company.

The Company’s effective tax rate in fiscal 2006 was 38.2%, compared to 39.0% for fiscal 2005. The decrease in the effective tax rate was a result of the initial year of the impact from the American Jobs Creation Act of 2004.

OUTLOOK FOR FISCAL 2008

The Company follows several indices, including housing starts, existing home sales, mortgage interest rates, new jobs growth and consumer confidence, that it believes are leading indicators of overall demand for kitchen and bath cabinetry. These indicators collectively suggest to the Company that the long-term economic outlook for housing is positive; however, the near-term outlook is uncertain.

Looking ahead to fiscal year 2008, the Company expects the market for remodeling and new construction will modestly improve as the year progresses. The Company expects that new construction starts in the United States will approximate 1.5 million in calendar year 2007, down 15% to 20% below the levels attained in calendar year 2006, and increase to approximately 1.6 million in calendar year 2008. Each of the Company’s remodeling customers have likewise projected sluggish sales activity for calendar year 2007. The Company expects that its total sales will be down 7% to 11% as compared with fiscal year 2007 results, including the impact of $35 million of foregone sales of the transitioned low-margin products. The Company expects that core sales will decline by 3% to 7%, with remodeling sales roughly flat and new construction sales declining approximately 10%.

The Company expects its gross margin rate will approximate the 20.5% generated during fiscal 2007. The Company expects that the continued realization of operational improvements and the beneficial impact from the Company’s transition out of low-margin products will approximately offset the dilutive impact of reduced core sales volume, resulting in gross margin that approximates the fiscal 2007 gross margin rate. It is expected that material and fuel costs will be relatively stable in fiscal 2008; however, should these costs rise significantly, it would adversely affect the Company’s near-term operating performance. The Company has experienced an inflationary environment with respect to certain commodity prices and petroleum based products during the past three fiscal years. While the Company believes that it is more efficient as compared to the industry in the use of materials, a continued rise in raw material costs could negatively impact profitability during fiscal 2008. The Company does not believe that additional increases in raw material costs would negatively impact performance over the long term due to the availability of substitute materials and the historical ability for the industry to recover market-driven increases in raw materials through pricing.

The Company could be negatively impacted by reduced market demand as the result of lower overall remodeling or new construction activity. While the Company expects to perform better than the industry on average during a downturn in demand, the combined

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 15

effects of lower sales and increased costs due to underutilized capacity could result in decreased profitability in fiscal 2008 versus fiscal 2007.

Additional risks and uncertainties that could affect the Company’s results of operations and financial condition are discussed elsewhere in this report, including under “Forward-Looking Statements,” and in the Company’s annual report on Form 10-K filed with the SEC, under “Market Risks.”

LIQUIDITY AND CAPITAL RESOURCES

The statements of cash flows reflect the changes in cash and cash equivalents for the years ended April 30, 2007 and 2006, by classifying transactions into three major categories: operating, investing, and financing activities.

OPERATING ACTIVITIES

The Company’s main source of liquidity is cash generated from operating activities consisting of net earnings adjusted for non-cash operating items, primarily depreciation and amortization, and changes in operating assets and liabilities such as receivables, inventories, and payables.

Cash provided by operating activities in fiscal 2007 was $91.0 million, compared with $66.6 million in fiscal 2006. The improvement in cash provided from operations compared with last year was primarily attributable to the initial recording of $6.3 million of stock compensation expense, and reductions in the amount of receivables and inventory levels compared with prior year of $22.0 million and $15.5 million, respectively, that were driven by the Company’s exit from low-margin products and the resulting sales decline. Offsetting these improvements were reductions relating to reduced payables and accrual balances of $17.2 million and an increase in prepaid expenses of $2.5 million compared with the prior year. The reduction in the Company’s payables balances related to carrying lower levels of inventory, while the increase in prepaid expenses reflected prepaid taxes.

The Company’s operating cash flows in fiscal 2006 were higher than in prior year by $1.0 million, as a $2.4 million reduction in net income was more than offset by a $3.6 million increase in depreciation and amortization expense, while the movements in various components of the Company’s working capital balances offset each other.

INVESTING ACTIVITIES

The Company’s primary investing activities are capital expenditures and investments in promotional displays. Net cash used by investing activities in fiscal 2007 was $28.1 million compared with $26.6 million in fiscal 2006 and $73.8 million in fiscal 2005. Additions to property, plant, and equipment for fiscal 2007 were $14.7 million, compared with $13.2 million in fiscal 2006 and $61.0 million in fiscal 2005. Additions to property, plant, and equipment made in fiscal 2007 and fiscal 2006 were primarily for the re-layout and expansion of one of the Company’s manufacturing facilities in each year, while the much larger 2005 investment related primarily to the completion of two manufacturing plants. The Company’s investment in promotional displays in fiscal 2007 was $13.5 million, in line with the $13.4 million in fiscal 2006 and $13.1 million in fiscal 2005. The Company expects its investments in capital expenditures and promotional displays for fiscal 2008 will increase by $5 million to $10 million, driven primarily by additional store re-merchandising at one of the Company’s remodeling customers.

The Company completed a significant capital expansion during fiscal 2005. During fiscal 2005, the Company utilized funding from economic development agencies to increase its debt and supplement its operating cash flow by a net of $9.8 million, and received grant proceeds of $4.3 million to offset a portion of its capital investments made during that year.

The Company elected to transition out of certain low-margin products during fiscal 2006. This action, combined with lower production volumes due to the impact of difficult market conditions, has caused the Company to determine that its manufacturing capacity needs may be adequately served by its existing plants for several years. Accordingly, the Company’s investment in capital expenditures has been reduced significantly and is expected to remain at comparable levels until market conditions warrant a change. The Company has deployed the additional cash proceeds from increased levels of operating cash flow generated by the Company during fiscal 2006 and fiscal 2007 by returning this cash to its shareholders, in the form of increased stock repurchases and cash dividends. Accordingly, financing activities has become a significant use of cash in fiscal 2006 and 2007.

FINANCING ACTIVITIES

Net cash used by financing activities in fiscal 2007 was $52.7 million, up substantially as compared with the $16.5 million of cash used in fiscal 2006. The net use of cash in fiscal 2007 related to the Company’s repurchase of $62.9 million of its common stock, the payment of $3.3 million of dividends to shareholders, and the $1.5 million repayment of long-term debt, offset by proceeds and tax benefits received from the exercise of stock options in the amount of $15.0 million. During fiscal 2006 and fiscal 2005, the Company

16 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

repurchased $15.3 million and $11.5 million of stock, respectively, paid $2.0 million and $1.9 million of dividends, and made net repayments of debt of $1.0 million in 2006 offset by proceeds from exercises of stock options of $1.8 million and $2.5 million, respectively.

Under the Company’s stock repurchase plans approved by its Board of Directors in March 2006, July 2006, and November 2006, the Company repurchased $62.9 million of its common stock during fiscal 2007. The Company exhausted the March 2006 and July 2006 repurchase authorizations, which aggregated $10 million and $20 million, respectively. The November 2006 authorization allows the Company to repurchase its common stock from time to time, when management believes the market price presents an attractive return on investment for its shareholders. At April 30, 2007, approximately $20.3 million remained authorized by the Company’s Board of Directors to repurchase shares of the Company’s common stock under the November 2006 authorization. The Company has authorized a total of $120 million of stock repurchases since the inception of the program in 2001.

Cash flow from operations combined with accumulated cash on hand and available borrowing capacity on the Company’s $35 million line of credit is expected to be more than sufficient to meet forecasted working capital requirements, service existing debt obligations, and fund capital expenditures for fiscal 2008.

The Company’s interest rate swap agreement expired on May 31, 2006.

The timing of the Company’s contractual obligations as of April 30, 2007 is summarized in the table below.

	FISCAL YEARS ENDED APRIL 30
(in thousands)	TOTAL AMOUNTS	2008	2009–2010	2011–2012	2013 AND THEREAFTER
Term credit facility	$10,000	$—	$—	$10,000	$—
Economic development loans	2,234	—	—	—	2,234
Term loans	5,876	381	747	805	3,943
Capital lease obligations	9,652	473	976	1,015	7,188
Interest on long-term debt(a)	5,337	997	1,913	691	1,736
Operating lease obligations	22,326	4,519	6,866	4,119	6,822
Pension contributions(b)	30,618	7,590	11,598	11,430	—

Total	$86,043	$13,960	$22,100	$28,060	$21,923

(a)

Interest commitments under interest bearing debt consists of interest under the Company’s primary loan agreement and other term loans and capitalized lease agreements. The Company’s term credit facility includes a $10 million term note that bears a variable interest rate determined by the London Interbank Offered Rate (LIBOR) plus a spread of .50%. Interest under other term loans and capitalized lease agreements is fixed at rates between 2% and 6%. Interest commitments under interest bearing debt for the Company’s term credit facility is at LIBOR plus the spread as of April 30, 2007, throughout the remaining term of the agreement.

(b)

The estimated cost and benefits of the Company’s two defined benefit pension plans are determined annually by independent actuaries based upon the discount rate and other assumptions at fiscal year end. Future pension funding contributions beyond 2012 have not been determined at this time.

MARKET RISKS

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

On April 30, 2007, the Company had no material exposure to changes in interest rates for its debt agreements. All significant borrowings of the Company carry an interest rate between 2% and 6%.

The Company does not currently use commodity or interest rate derivatives or similar financial instruments to manage its commodity price or interest rate risks.

CRITICAL ACCOUNTING POLICIES

Management has chosen accounting policies that are necessary to give reasonable assurance that the Company’s operational and financial position are accurately and fairly reported. The significant accounting policies of the Company are disclosed in Note A to

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 17

the Consolidated Financial Statements. The following discussion addresses the accounting policies that management believes have the greatest potential impact on the presentation of the financial condition of the Company for the periods being reported and that require the most judgment.

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

The Company accounts for its defined benefit plans in accordance with the provisions of Statement of Financial Accounting Standards SFAS 87, “Employer’s Accounting for Pensions,” and Statement of Financial Accounting Standards SFAS 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires amounts recognized in the consolidated financial statements to be determined on an actuarial basis. The estimated cost, benefits, and pension obligation of the non-contributory defined benefit pension plans are determined by independent actuaries using various actuarial assumptions. The most significant assumptions are the long-term expected rate of return on plan assets, the discount rate used to determine the present value of the pension obligations, and the future rate of compensation level increases. The Company refers to Moody’s Aa bond rate in establishing the discount rate. The long-term expected rate of return on plan assets reflects the current mix of the plan assets invested in equities and bonds. The future rate of compensation levels reflects expected salary trends.

The following is a summary of the potential impact of a hypothetical 1% change in actuarial assumptions for the discount rate, rate of compensation, expected return on plan assets, and consumer price index.

(in millions)	IMPACT OF 1% INCREASE	IMPACT OF 1% DECREASE
(decrease) increase

Effect on annual pension expense	$(1.8)	$2.0
Effect on projected pension benefit obligation	$(10.6)	$13.2

Pension expense for fiscal year 2007 and the assumptions used in that calculation are presented in Note H of the Consolidated Financial Statements. At April 30, 2007, the discount rate was 5.76% compared to 6.10% at April 30, 2006. The expected return on plan assets is 8.0%, which is consistent with fiscal year 2006. The assumed rate of increase in compensation levels is 4.0% for the year ended April 30, 2007, unchanged from the prior fiscal year.

The performance of the Company’s pension plans is largely dependent on the assumptions used to measure the obligations of the plans and to estimate future performance of the plans’ invested assets. Over the past two measurement periods, the only material

18 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

deviation between results based on assumptions and the actual plan performance has been as a result of the changes to the discount rate used to measure the plans’ benefit obligations. Under accounting guidelines, the discount rate is to be set to market at each annual measurement date. From the fiscal 2005 to fiscal 2006 measurement dates, the discount rate increased from 5.46% to 6.10%, which resulted in an actuarial gain of $10.6 million. From the fiscal 2006 to fiscal 2007 measurement dates, the discount rate decreased from 6.10% to 5.76%, which resulted in an actuarial loss of $5.4 million.

The Company strives to balance expected long-term returns and short-term volatility of pension plan assets. Favorable and unfavorable differences between the assumed and actual returns on plan assets are generally amortized over a period no longer than the average future working lifetime of the active participants. The actual rates of return on plan assets realized, net of investment manager fees, were 10%, 10%, and 5% for fiscal years 2007, 2006, and 2005, respectively.

The fair value of plan assets at April 30, 2007 was $70.9 million compared to $54.5 million at April 30, 2006. The Company’s projected benefit obligation exceeded plan assets by $14.0 million in fiscal 2007 and $17.3 million in fiscal 2006. The Company’s $3.3 million reduction in its net underfunded position during 2007 was driven primarily by the Company’s $4.5 million increase in contributions made, to a total of $12.3 million during the fiscal year. The Company expects its pension expense for fiscal year 2008 to be roughly flat with that of fiscal year 2007, as increased actuarial losses from the lower discount rate are offset by the impact of having fewer employees. The Company expects to contribute $7.6 million to its pension plans in fiscal 2008, a reduction of nearly $4.7 million from the fiscal 2007 contribution level.

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

STOCK-BASED COMPENSATION EXPENSE. Effective May 1, 2006, the Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards during fiscal 2007 included: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, May 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all share-based compensation awards granted subsequent to May 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, results for prior periods were not restated. Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense in accordance with APB 25 and related Interpretations, as permitted by SFAS 123.

The calculation of share-based employee compensation expense involves estimates that require management’s judgments. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on the historical volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of significant management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note G to the Consolidated Financial Statements for further discussion on stock-based compensation.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 19

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertain Tax Positions” (“FIN 48”). FIN 48 clarifies how uncertainty in income taxes should be accounted for in a company’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition and classification of tax positions, accounting for interest and penalties, accounting for tax positions in interim periods, and disclosure and transition requirements. FIN 48 will be effective for fiscal years beginning after December 15, 2006, which the Company has adopted effective May 1, 2007. The Company does not believe the adoption of the new interpretation will have a material effect on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the expected impact of the provisions of SFAS 157 on its results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the provisions of SFAS 159 to determine the impact on the Company’s financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. SAB 108 was effective for the Company’s year ending April 30, 2007, and its adoption had no material effect on the Company’s consolidated financial statements.

LEGAL MATTERS

The Company is involved in suits and claims in the normal course of business, including product liability and general liability claims, in addition to claims pending before the EEOC. On at least a quarterly basis, the Company consults with its legal counsel to ascertain the reasonable likelihood that such claims may result in a loss. As required by Statement of Financial Accounting Standards No.5 (SFAS 5), the Company categorizes the various suits and claims into three categories according to their likelihood for resulting in potential loss: those that are probable (i.e., more likely than not), those that are reasonably possible, and those that are deemed to be remote. The Company accounts for these loss contingencies in accordance with SFAS 5. Where losses are deemed to be probable and estimable, accruals are made. Where losses are deemed to be reasonably possible, a range of loss estimates is determined. Where no loss estimate range can be made, the Company and its counsel perform a worst case estimate. In determining these loss range estimates, the Company considers known values of similar claims and consultation with its independent counsel.

The Company believes that the aggregate range of loss stemming from the various suits and asserted and unasserted claims which were deemed to be either probable or reasonably possible were not material.

DIVIDENDS DECLARED

On May 24, 2007, the Board of Directors approved a $.06 per share cash dividend on its common stock. The cash dividend was paid on June 18, 2007, to shareholders of record on June 5, 2007.

20 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

	APRIL 30
(in thousands, except share and per share data)	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$58,125	$47,955
Customer receivables, net	38,074	54,857
Inventories	56,349	68,522
Prepaid expenses and other	3,174	2,018
Deferred income taxes	8,086	11,590

Total Current Assets	163,808	184,942

Property, plant and equipment, net	166,821	175,384
Promotional displays, net	17,515	16,698
Intangible pension asset	—	1,056
Other assets	551	806

	$348,695	$378,886

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$25,604	$34,329
Current maturities of long-term debt	854	1,456
Accrued compensation and related expenses	24,796	30,949
Accrued marketing expenses	7,611	7,639
Other accrued expenses	9,195	10,043

Total Current Liabilities	68,060	84,416

Long-term debt, less current maturities	26,908	27,761
Deferred income taxes	9,487	16,886
Defined benefit pension and postretirement benefits liabilities	14,826	4,233
Other long-term liabilities	3,317	3,929

Shareholders’ Equity
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued	—	—
Common stock, no par value; 40,000,000 shares authorized; issued and outstanding shares: at April 30, 2007: 14,919,939; at April 30, 2006: 15,958,496	72,350	53,195
Retained earnings	167,506	194,071
Accumulated Other Comprehensive Loss
Defined benefit pension and postretirement plans	(13,759)	—
Minimum pension liability	—	(5,601)
Unrealized loss on derivative contract	—	(4)

Total Accumulated Other Comprehensive Loss	(13,759)	(5,605)

Total Shareholders’ Equity	226,097	241,661

	$348,695	$378,886

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 21

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED APRIL 30
(in thousands, except share and per share data)	2007	2006	2005
Net sales	$760,925	$837,671	$776,990
Cost of sales and distribution	605,106	687,978	624,610

Gross Profit	155,819	149,693	152,380

Selling and marketing expenses	71,009	70,361	67,225
General and administrative expenses	35,402	25,913	26,788

Operating Income	49,408	53,419	58,367

Interest expense	910	1,018	515
Other income	(2,680)	(1,300)	(493)

Income Before Income Taxes	51,178	53,701	58,345

Income tax expense	18,617	20,491	22,754

Net Income	$32,561	$33,210	$35,591

SHARE INFORMATION

Earnings per share
Basic	$2.08	$2.04	$2.16
Diluted	2.04	2.00	2.11
Cash dividends per share	.21	.12	.115

See notes to consolidated financial statements.

22 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	COMMON STOCK		RETAINED	ACCUMULATED OTHER COMPREHENSIVE	TOTAL SHAREHOLDERS’
(in thousands, except share and per share data)	SHARES	AMOUNT	EARNINGS	INCOME (LOSS)	EQUITY
Balance, May 1, 2004	16,459,886	$43,435	$156,993	$(7,283)	$193,145

Comprehensive Income:
Net income			35,591		35,591
Other comprehensive income, net of tax:
Change in derivative financial instrument				239	239
Minimum pension liability				(5,257)	(5,257)

Total Comprehensive Income					30,573

Cash dividends			(1,897)		(1,897)
Exercise of stock options	335,823	7,633			7,633
Stock repurchases	(436,369)	(1,191)	(14,384)		(15,575)
Employee benefit plan contributions	38,180	1,312			1,312

Balance, April 30, 2005	16,397,520	$51,189	$176,303	$(12,301)	$215,191

Comprehensive Income:
Net income			33,210		33,210
Other comprehensive income, net of tax:
Change in derivative financial instrument				119	119
Minimum pension liability				6,577	6,577

Total Comprehensive Income					39,906

Cash dividends			(1,959)		(1,959)
Exercise of stock options	94,100	2,430			2,430
Stock repurchases	(581,400)	(1,908)	(13,483)		(15,391)
Employee benefit plan contributions	48,276	1,484			1,484

Balance, April 30, 2006	15,958,496	$53,195	$194,071	$(5,605)	$241,661

Comprehensive Income:
Net income			32,561		32,561
Other comprehensive income, net of tax:
Change in derivative financial instrument				4	4
Minimum pension liability				(773)	(773)

Total Comprehensive Income					31, 792

Effect of SFAS 158 adoption				(7,385)	(7,385)
Stock-based compensation		6,287			6,287
Cash dividends			(3,297)		(3,297)
Exercise of stock options	682,538	17,780			17,780
Stock repurchases	(1,782,222)	(7,077)	(55,829)		(62,906)
Employee benefit plan contributions	61,127	2,165			2,165

Balance, April 30, 2007	14,919,939	$72,350	$167,506	$(13,759)	$226,097

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 23

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED APRIL 30
(in thousands)	2007	2006	2005
OPERATING ACTIVITIES

Net income	$32,561	$33,210	$35,591
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,909	37,012	33,405
Net loss on disposal of property, plant and equipment	178	66	103
Stock-based compensation expense	6,287	—	—
Deferred income taxes	1,225	(1,352)	1,787
Excess tax benefits on stock option exercises	(1,718)	—	—
Tax benefit from stock options exercised	4,527	491	2,426
Other non-cash items	309	2,887	1,424
Changes in operating assets and liabilities:
Customer receivables	18,636	(3,335)	(4,833)
Inventories	11,572	(3,963)	(11,349)
Prepaid expenses and other assets	(1,096)	1,410	(2,138)
Accounts payable	(8,725)	(1,423)	6,607
Accrued compensation, marketing, and other accrued expenses	(7,029)	2,886	557
Other	(1,630)	(1,260)	2,094

Net Cash Provided by Operating Activities	91,006	66,629	65,674

INVESTING ACTIVITIES

Payments to acquire property, plant and equipment	(14,681)	(13,243)	(61,054)
Proceeds from sales of property, plant and equipment	7	3	401
Investment in promotional displays	(13,472)	(13,383)	(13,106)

Net Cash Used in Investing Activities	(28,146)	(26,623)	(73,759)

FINANCING ACTIVITIES

Payments of long-term debt	(1,456)	(3,296)	(5,988)
Excess tax benefits on stock option exercises	1,718	—	—
Proceeds from long-term debt	—	2,250	15,750
Proceeds from issuance of common stock	13,242	1,815	2,465
Repurchase of common stock	(62,897)	(15,267)	(11,521)
Payment of dividends	(3,297)	(1,959)	(1,897)
Grant proceeds relating to property, plant and equipment	—	—	4,250

Net Cash (Used In) Provided By Financing Activities	(52,690)	(16,457)	3,059

Net Increase/(Decrease) in Cash and Cash Equivalents	10,170	23,549	(5,026)

Cash and Cash Equivalents, Beginning of Year	47,955	24,406	29,432

Cash and Cash Equivalents, End of Year	$58,125	$47,955	$24,406

See notes to consolidated financial statements.

24 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

notes

to consolidated financial statements

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

ADVERTISING COSTS: Advertising costs are expensed as incurred. Advertising expenses for fiscal years 2007, 2006, and 2005 were $15.5 million, $15.9 million, and $15.5 million, respectively.

CASH AND CASH EQUIVALENTS: Cash in excess of operating requirements is invested in short-term instruments which are carried at fair value (approximate cost). The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents were $56.6 million and $44.1 million at April 30, 2007 and 2006, respectively.

INVENTORIES: Inventories are stated at lower of cost or market. Inventory costs are determined by the last-in, first-out (LIFO) method.

The LIFO cost reserve is determined in the aggregate for inventory and is applied as a reduction to inventories determined on the first-in, first-out method (FIFO). FIFO inventory cost approximates replacement cost.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, which range from 15 to 30 years for buildings and improvements and 3 to 10 years for machinery and equipment. Assets under capital leases are amortized over the shorter of their estimated useful lives or the term of the related lease.

IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

PROMOTIONAL DISPLAYS: The Company invests in promotional displays in retail stores to demonstrate product features, product specifications, and quality specifications and serve as a training tool for retail kitchen designers. The Company invests in these long-lived productive assets to provide the aforementioned benefits. The Company’s investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over 30 months (the estimated period of benefit). Promotional display amortization expense for fiscal years 2007, 2006, and 2005 was $12.7 million, $13.4 million, and $13.5 million, respectively.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 25

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of the Company’s cash and cash equivalents, customer receivables, accounts payable, and long-term debt approximate fair value.

DERIVATIVES: The Company records its derivatives at fair value and recognizes these assets or liabilities on the consolidated balance sheets. The Company’s primary objective for entering into derivative instruments is to manage its exposure to interest rates, as well as to maintain an appropriate mix of fixed and variable rate debt. At April 30, 2006, the Company had one outstanding interest rate swap with a notional amount of $10 million that exchanged variable rate interest at LIBOR plus 50 basis points. This swap expired May 31, 2006.

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

PENSIONS AND POSTRETIREMENT BENEFITS: The Company has two non-contributory defined pension benefit plans covering substantially all of the Company’s employees. The Company also has a postretirement benefit plan covering a small number of retirees who retired prior to May 1, 1991. Effective April 30, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires the Company to recognize in its consolidated balance sheet the under-funded status of its defined benefit pension plans and postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation. The Company must also recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs, credits and transition costs that arise during the period. The adoption of SFAS 158 has no impact on years prior to fiscal 2007 and has no effect on the calculation of pension expense.

STOCK-BASED COMPENSATION: Effective May 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No.123(R), “Share-Based Payment” (“SFAS 123(R)”) using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards for the fiscal year ended April 30, 2007 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, May 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all stock-based compensation awards granted subsequent to April 30, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, results for the prior period have not been restated. Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, as permitted by SFAS 123.

The pro forma table below illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation —Transition and Disclosure,” to all stock-based employee compensation for the fiscal years ended April 30, 2006 and April 30, 2005:

	APRIL 30
	2006	2005
Net income, as reported	$33,210	$35,591
Deduct:
Total share-based employee compensation expense determined under the fair value method, net of taxes	(3,399)	(3,185)

Net income, pro forma	$29,811	$32,406

Net income per common share:
Basic — as reported	$2.04	$2.16
Basic — pro forma	$1.83	$1.97
Diluted — as reported	$2.00	$2.11
Diluted — pro forma	$1.80	$1.92

RECENT ACCOUNTING PRONOUNCEMENTS: In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertain Tax Positions” (“FIN 48”). FIN 48 clarifies how uncertainty in income taxes should be accounted for in a company’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No.109, “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition and classification of tax positions, accounting for interest and penalties, accounting for tax positions in interim periods, and disclosure and

26 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

transition requirements. FIN 48 will be effective for fiscal years beginning after December 15, 2006, which the Company has adopted effective May 1, 2007. The Company does not believe the adoption of the new interpretation will have a material effect on its financial position or results of operations.

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the expected impact of the provisions of SFAS 157 on its results of operations and financial position.

In February 2007, the FASB issued SFAS No.159, “The Fair Value Options for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the provisions of SFAS 159 to determine the impact on the Company’s financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company’s financial statements and the related financial statement disclosures. SAB 108 was effective for the Company’s year ending April 30, 2007, and its adoption had no material effect on the Company’s consolidated financial statements.

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

NOTE B—CUSTOMER RECEIVABLES

The components of customer receivables were:

	APRIL 30
(in thousands)	2007	2006
Gross customer receivables	$43,262	$62,112
Less:
Allowance for doubtful accounts	(1,511)	(1,096)
Allowance for returns and discounts	(3,677)	(6,159)

Net customer receivables	$38,074	$54,857

NOTE C—INVENTORIES

The components of inventories were:

	APRIL 30
(in thousands)	2007	2006
Raw materials	$16,615	$20,081
Work-in-process	41,274	42,762
Finished goods	12,020	18,138

Total FIFO inventories	69,909	80,981
Reserve to adjust inventories to LIFO value	(13,560)	(12,459)

Total LIFO inventories	$56,349	$68,522

In fiscal year 2007, after tax earnings were impacted by $111 as a result of liquidation of LIFO based inventories.

NOTE D—PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were:

	APRIL 30
(in thousands)	2007	2006
Land	$3,440	$3,440
Buildings and improvements	82,832	81,754
Buildings and improvements – capital leases	20,356	20,356
Machinery and equipment	179,646	174,243
Machinery and equipment – capital leases	29,749	29,787
Construction in progress	10,171	4,195

	326,194	313,775
Less accumulated amortization and depreciation	(159,373)	(138,391)

Total	$166,821	$175,384

Depreciation expense amounted to $23.1 million, $23.3 million, and $19.6 million in fiscal 2007, 2006, and 2005, respectively.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 27

NOTE E—LOANS PAYABLE AND LONG-TERM DEBT

Maturities of long-term debt are as follows:

	FISCAL YEARS ENDING APRIL 30
(in thousands)	2008	2009	2010	2011	2012	2013 AND THEREAFTER	TOTAL OUTSTANDING
Term credit facility	$—	$—	$—	$10,000	$—	$—	$10,000
Economic development loans	—	—	—	—	—	2,234	2,234
Term loans	381	381	366	390	415	3,943	5,876
Capital lease obligations	473	483	493	503	512	7,188	9,652

Total	$854	$864	$859	$10,893	$927	$13,365	$27,762

Less current maturities							$854

Total long-term debt							$26,908

The Company’s primary loan agreement is unsecured and provides for a five-year, $35 million revolving credit facility which expires on February 5, 2009 and a $10 million, five-year term credit facility which expires on May 31, 2010. Borrowings under the credit facilities bear interest at the London InterBank Offered Rate (LIBOR) (5.36% at April 30, 2007) plus a spread (0.50% at April 30, 2007) based on Total Funded Debt to earnings, before deduction of interest and taxes, plus depreciation and amortization (EBITDA). Funded Debt is the total of senior debt, letter of credit obligations, stockholder debt, subordinated debt, and the value of all capitalized and synthetic leases. The Company has no synthetic leases. The Company incurs a fee for amounts not used under the revolving credit facility. The non-usage fee is included in interest expense and was $50,498, $52,073, and $57,090 for 2007, 2006, and 2005, respectively, or 0.2% of the amount not borrowed. There were no amounts outstanding under the revolving credit facility at April 30, 2007 and 2006.

The interest rate on the five-year term loan was fixed at 6.0% through May 31, 2006, via an interest rate swap. The notional amount of the swap agreement was $10 million. Under the terms of the interest rate swap, the Company received variable interest rate payments based on LIBOR and made fixed interest rate payments of 6.0% thereby creating the equivalent of fixed rate debt. Interest paid on the swap agreement was $155,719, $415,631, and $394,347 for the years ended April 30, 2007, 2006, and 2005, respectively. Net amounts received or paid under interest rate swap agreements were accrued as an adjustment to interest expense. Any unrealized gain or loss associated with the swap agreement was accounted for as other comprehensive income (loss). As of April 30, 2006, the fair value of the swap was $6,000, and was classified as a liability. The Company does not invest, trade, or otherwise speculate in any derivatives or similar type financial instruments.

In 2005, the Company entered into separate loan agreements with the Maryland Economic Development Corporation and the County Commissioners of Allegany County as part of the Company’s capital investment and operations at the Allegany County, Maryland site. These loan agreements and their balances at April 30, 2007, were $1,484,000 and $750,000, respectively, and expire at December 31, 2014, bearing interest at a fixed rate of 3%. These loan agreements are secured by mortgages on the manufacturing facility constructed in Allegany County, Maryland. These loan agreements defer principal and interest during the term of the obligation and forgive any outstanding balance at December 31, 2014, if the Company complies with certain employment levels at the facility.

In 2002, the Company entered into a loan agreement with the Perry, Harlan, Leslie, Breathitt Regional Industrial Authority (a.k.a. Coalfields Regional Industrial Authority, Inc.) as part of the Company’s capital investment and operations at the Hazard, Kentucky site. This debt facility is a $6 million term loan, which expires November 13, 2017, bearing interest at a fixed rate of 2%. It is secured by a mortgage on the manufacturing facility constructed in Hazard, Kentucky. The loan requires annual debt service payments consisting of principal and interest with a fixed balloon payment of $1.6 million at loan expiration. The outstanding amount as of April 30, 2007 was $5,211,000.

In 2001, the Company entered into a loan agreement with the West Virginia Economic Development Authority as part of the Company’s capital investment at the Moorefield, West Virginia site. This debt facility is a $1 million term loan which expires

28 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

January 12, 2013, bearing interest at a fixed rate of 5.9%. It is secured by Deed of Trust on the Moorefield, West Virginia site. The loan requires quarterly debt service of principal and interest. The balance outstanding at April 30, 2007 was $665,000.

In 2004, the Company entered into a lease agreement with the West Virginia Economic Development Authority as part of the Company’s capital investment and operations at the South Branch plant located in Hardy County, West Virginia. This capital lease agreement is a $10 million term obligation, which expires at July 1, 2024, bearing interest at a fixed rate of 2%. The lease obligation required monthly payments consisting of interest only through July 1, 2006, and principal and interest thereafter. The outstanding amount as of April 30, 2007 was $9,652,000.

Certain of the Company’s loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. In addition to the assets listed above, certain of the Company’s other fixed assets are pledged as collateral under term loan agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2007.

Interest paid was $1,026,000, $1,064,000, and $1,082,000 during fiscal 2007, 2006, and 2005, respectively.

Interest capitalized was $178,000, $149,000, and $662,000 during fiscal 2007, 2006, and 2005, respectively.

NOTE F—EARNINGS PER SHARE

The following table summarizes the computations of basic and diluted earnings per share:

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share amounts)	2007	2006	2005
Numerator used in basic and diluted earnings per common share:
Net income	$32,561	$33,210	$35,591

Denominator:
Denominator for basic earnings per common share—weighted average shares	15,690	16,280	16,473
Effect of dilutive securities:
Stock options	286	306	407

Denominator for diluted earnings per common share— weighted average shares and assumed conversions	15,976	16,586	16,880
Net income per share
Basic	$2.08	$2.04	$2.16
Diluted	$2.04	$2.00	$2.11

NOTE G—STOCK-BASED COMPENSATION

At April 30, 2007, the Company had stock-based compensation plans as more particularly described below. The total compensation expense related to stock-based awards granted under these plans for the fiscal year ended April 30, 2007, reflecting the impact of the implementation of the modified prospective transition method in accordance with SFAS 123(R), was $6.3 million. Effective May 1, 2006 and subsequent thereto, the Company recognizes stock-based compensation costs net of a forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimated the forfeiture rate for options granted during fiscal 2007 based on its historical experience.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits related to deductions resulting from the exercise of stock options as operating activities in the consolidated statement of cash flows. SFAS 123(R) requires that cash flows resulting from tax benefits attributable to tax deductions in excess of the compensation expense recognized for those options (excess tax benefits) be classified as financing cash flows. As a result, the Company classified $1.7 million of excess tax benefits as financing cash flows for the fiscal year ended April 30, 2007. The total income tax benefit recognized in the consolidated statement of operations for

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 29

share-based awards for the fiscal year ended April 30, 2007 in accordance with the provisions of SFAS 123(R) was $2,375,000. During the fiscal years ended April 30, 2006 and April 30, 2005 in accordance with the provisions of APB 25 the total income tax benefit was $2,183,000 and $2,063,000, respectively.

STOCK OPTION PLANS

At April 30, 2007 the Company had stock option awards outstanding under five different plans: (1) 1999 stock option plan for employees, (2) 2004 stock incentive plan for employees, (3) 2000 stock option plan for non-employee directors, (4) 2005 stock option plan for non-employee directors, and (5) 2006 non-employee directors equity ownership plan. Stock options granted and outstanding under each of the plans vest evenly over a three-year period and have contractual terms ranging from four years to ten years. The exercise price of all stock options granted is equal to the fair market value of the Company’s common stock on the option grant date. No new grants will be made under the 2000 and 2005 plan for non-employee directors. As of April 30, 2007, there were 2,038,668 shares of future stock options that remained available for issuance under the 1999 stock option plan for employees, the 2004 stock incentive plan for employees, and 2006 non-employee directors equity ownership plan.

METHODOLOGY ASSUMPTIONS

As part of its SFAS 123(R) adoption, the Company examined its historical pattern of option exercises in an effort to determine if there were any discernable activity patterns based on certain employee and non-employee director groups. From this analysis, the Company identified two employee groups and one non-employee director group. The Company uses the Black-Scholes option-pricing model to value the Company’s stock options for each of the three groups. Using this option-pricing model, the fair value of each stock option award is estimated on the date of grant. The fair value of the Company’s stock option awards, which are subject to pro-rata vesting over three years, is expensed on a straight-line basis over the vesting period of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s stock over a term at least equal to the expected term of the option granted. The expected term of stock option awards granted is derived from the Company’s historical exercise experience and represents the period of time that stock option awards granted are expected to be outstanding for each of the three identified groups. The expected term assumption incorporates the contractual term of an option grant, which is generally ten years for employees and from four years to ten years for non-employee directors, as well as the vesting period of an award. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option granted.

30 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

The weighted average assumptions and valuation of the Company’s stock options were as follows:

	2007	2006	2005
Weighted average fair value of grants	$14.48	$14.62	$14.91
Expected volatility	43.0%	50.3%	50.7%
Expected term in years	5.2	6.0	6.0
Risk-free interest rate	4.96%	3.89%	3.96%
Expected dividend yield	0.4%	0.4%	0.4%

The following table summarizes stock option activity and related information under the stock option plans for the prior two fiscal years ended April 30:

	2006	2005
Outstanding at beginning of year	1,796,171	1,621,404
Granted	370,740	586,588
Exercised	(94,100)	(335,823)
Expired or cancelled	(38,600)	(75,998)

Outstanding at April 30	2,034,211	1,796,171

Exercisable at April 30	1,178,305	865,481
Available for future issuance at April 30	2,204,436	2,482,776

Weighted average prices (in dollars):
Outstanding at beginning of year	$23.81	$20.39
Granted	29.40	29.19
Exercised	20.60	15.50
Expired or cancelled	27.51	29.00
Outstanding at April 30	24.96	23.81
Exercisable at April 30	$22.15	$18.82

STOCK-BASED COMPENSATION ACTIVITY

The following table presents a summary of the Company’s stock options activity for the fiscal year ended April 30, 2007 [remaining contractual term (in years) and exercise prices are weighted averages]:

	NUMBER OF OPTIONS	REMAINING CONTRACTUAL TERM	EXERCISE PRICE	AGGREGATE INTRINSIC VALUE (in thousands)
Outstanding, beginning of period	2,034,211	6.7	$24.96	$18,859
Granted	521,888	8.1	33.07	764
Exercised	(682,538)	—	19.42	11,290
Cancelled or expired	(87,529)	—	30.52	370

Outstanding at end of period	1,786,032	6.5	$29.17	$10,019

Vested and expected to vest in the future at April 30, 2007	1,741,679	6.9	$29.11	$9,878
Exercisable at April 30, 2007	905,785	5.5	$26.93	$7,150
Available for grant at April 30, 2007	2,038,668

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 31

The aggregate intrinsic value in the previous table represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on April 30, 2007. This amount changes based on the fair market value of the Company’s common stock. Total intrinsic value of options exercised for the fiscal year ended April 30, 2007 (based on the difference between the Company’s stock price on the respective exercise dates and the respective exercise prices, multiplied by the number of respective options exercised) was $11.3 million. The total fair value of options vested for the fiscal year ended April 30, 2007 was $5.9 million.

As of April 30, 2007, there was $6.9 million of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. That expense is expected to be recognized over a weighted average period of 1.1 years.

Cash received from option exercises for the fiscal year ended April 30, 2007 was an aggregate of $13.2 million. The actual tax benefit realized for the tax deduction from option exercises of stock option awards totaled $4.5 million for the fiscal year ended April 30, 2007.

The following table summarizes information about stock options outstanding at April 30, 2007 [remaining lives (in years) and exercise prices are weighted-averages]:

OPTION PRICE PER SHARE	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	OPTIONS	REMAINING LIFE	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
$9.28–$ 14.93	94,249	4.0	$13.90	94,249	$13.90
$18.91–$ 24.21	237,300	5.0	22.68	237,300	22.68
$25.49–$ 26.85	266,969	6.9	26.80	152,858	26.76
$28.97–$ 34.87	1,113,661	7.1	31.63	382,635	31.34
$36.87–$ 44.59	73,853	4.8	40.82	38,743	41.78

	1,786,032			905,785

For fiscal year ended April 30, 2007, stock-based compensation expense was allocated as follows (in thousands):

APRIL 30, 2007
Cost of sales and distribution	$1,256
Selling and marketing expenses	1,238
General and administrative expenses	3,793

Stock-based compensation expense, before income taxes	6,287
Less:
Income tax benefit	2,375

Total stock-based compensation expense, net of taxes	$3,912

NOTE H—EMPLOYEE BENEFIT AND RETIREMENT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN

In fiscal 1990, the Company instituted the American Woodmark Stock Ownership Plan (AWSOP). Under this plan, all employees who reach age 18 and who have been employed by the Company at the end of six consecutive months are eligible to receive company stock through a profit sharing contribution and a 401(k) matching contribution based upon the employee’s contribution to the plan.

Profit sharing contributions in the form of company stock are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $977,000, $996,000, and $1,068,000 in fiscal 2007, 2006, and 2005, respectively.

32 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

The Company matches 401(k) contributions in the form of company stock at 50% of an employee’s contribution to the plan up to 4% of base salary for an effective maximum Company contribution of 2% of base salary. The expense for 401(k) matching contributions for this plan was $1,592,000, $1,600,000, and $1,409,000 in fiscal 2007, 2006, and 2005, respectively.

PENSION BENEFITS AND POSTRETIREMENT BENEFITS

The Company has two defined benefit plans covering virtually all of the Company’s employees. These plans provide defined benefits based on years of service and final average salary.

Effective April 30, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No.158, “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plan—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires the Company to recognize in its consolidated balance sheet the underfunded status of its defined benefit pension plans and postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation. The Company must also recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs, credits and transition costs that arise during the period. As a result of adopting this standard, the Company reduced its pension assets by $984,000 and increased its pension and postretirement benefits liabilities by $11.0 million in its consolidated balance sheet as of April 30, 2007, with a corresponding reduction to stockholders equity of $7.4 million (net of tax) reflected as an increase to accumulated other comprehensive loss. The adoption of SFAS 158 has no impact on years prior to fiscal 2007 and has no effect on the calculation of pension expense.

The effects of adoption of the provisions of SFAS158 on the Company’s consolidated balance sheet at April 30, 2007 are presented in the following table. Had the Company not been required to adopt SFAS158 at April 30, 2007, it would have recognized an additional minimum liability pursuant to the provisions of SFAS 87. The effect of recognizing the additional minimum liability is included in the following table in the column labeled “Prior to Adopting SFAS158.”

	APRIL 30, 2007
	PRIOR TO ADOPTING SFAS 158	EFFECT OF ADOPTING SFAS 158	AS REPORTED AT APRIL 30, 2007
Intangible pension asset	$984	$(984)	$—
Accrued compensation and related expenses	—	(64)	(64)
Defined benefit pension and postretirement benefit liabilities	(3,851)	(10,975)	(14,826)
Deferred income taxes	4,003	4,638	8,641

Accumulated other comprehensive loss	$6,374	$7,385	$13,759

Included in accumulated other comprehensive loss at April 30, 2007 is $22.4 million ($13.8 million net of tax) related to net unrecognized actuarial losses, unrecognized prior service costs, and transition obligation asset that have not yet been recognized in net periodic pension or benefit costs. The Company expects to recognize $1.2 million ($782 thousand net of tax) in net actuarial losses, prior service costs, and transition obligation asset in net periodic pension and benefit costs during fiscal year 2008.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 33

The Company uses an April 30 measurement date for its benefit plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of the Company’s noncontributory defined benefit pension plans as of April 30.

	PENSION BENEFITS
(in thousands)	2007	2006
CHANGE IN BENEFIT OBLIGATION

Benefit obligation at beginning of year	$71,818	$74,311
Service cost	4,942	5,359
Interest cost	4,333	4,019
Amendments	72	174
Actuarial (gains) and losses	5,385	(10,624)
Benefits paid	(1,603)	(1,421)

Benefit obligation at end of year	$84,947	$71,818

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year	$54,520	$43,342
Actual return on plan assets	5,761	4,854
Company contributions	12,255	7,745
Benefits paid	(1,603)	(1,421)

Fair value of plan assets at end of year	$70,933	$54,520

Funded status of the plans	$(14,014)	$(17,298)
Unamortized prior service cost	983	1,056
Unrecognized net actuarial loss	21,225	18,170

Prepaid benefit cost	$8,194	$1,928

	PENSION BENEFITS
(in thousands)	2007	2006
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS

Accrued benefit liability	$(14,014)	$(8,247)
Intangible asset	—	1,056
Accumulated other comprehensive loss	22,208	9,119

Net amount recognized	$8,194	$1,928

	PENSION BENEFITS
(in thousands)	2007	2006	2005
COMPONENTS OF NET PERIODIC BENEFIT COST

Service cost	$4,942	$5,359	$3,968
Interest cost	4,333	4,019	3,575
Expected return on plan assets	(4,298)	(3,411)	(2,688)
Amortization of prior service cost	144	130	116
Recognized net actuarial loss	868	1,951	1,224

Benefit cost	$5,989	$8,048	$6,195

34 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

ACTUARIAL ASSUMPTIONS: The discount rate at April 30 was used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal pension plans follow:

	FISCAL YEARS ENDED APRIL 30
	2007	2006
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE BENEFIT OBLIGATIONS

Discount rate	5.76%	6.10%
Rate of compensation increase	4.0%	4.0%

	FISCAL YEARS ENDED APRIL 30
	2007	2006	2005
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE NET PERIODIC BENEFIT COST

Discount rate	6.10%	5.46%	6.40%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%	4.0%

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

The Company’s pension plans’ weighted-average asset allocations at April 30, 2007 and 2006, by asset category are as follows:

	PLAN ASSET ALLOCATION
APRIL 30	2007 TARGET	2007 ACTUAL	2006 ACTUAL
Equity Funds	50.0%	50.7%	50.4%
Fixed Income Funds	50.0%	49.3%	49.6%

Total	100.0%	100.0%	100.0%

Within the broad categories outlined in the preceding table, the Company has indicated the following specific allocation: 23% Capital Preservation, 27% Bond, 20% Large Capital Growth, 20% Large Capital Value, 6% Small Capital, and 4% International.

CONTRIBUTIONS: The Company expects to contribute $7.6 million to its pension plans in fiscal 2008 which represents both required and discretionary funding.

ESTIMATED FUTURE BENEFIT PAYMENTS: The following benefit payments, which reflect expected future service, are expected to be paid:

BENEFIT PAYMENTS
FISCAL YEAR	(in thousands)
2008	$1,764
2009	1,915
2010	2,030
2011	2,320
2012	2,508
Years 2013–2017	$18,284

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 35

The Company currently provides retiree health care insurance benefits for a small number of retirees who retired prior to May 1, 1991. Postretirement benefits are not offered to any employees who have retired or will retire subsequent to May 1, 1991. The following provides a reconciliation of benefit obligations and funded status of the Company’s postretirement benefit plan as of April 30, 2007 and 2006:

(in thousands)	2007	2006
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligation at beginning of year	$850	$901
Interest cost	50	47
Contributions by plan participants	7	7
Actuarial loss (gain)	30	(48)
Benefits paid	(61)	(57)

Benefit obligation at end of year	$876	$850

FUNDED STATUS:
Funded status April 30, 2007	$(876)	$(850)
Unamortized actuarial loss	78	48
Unrecognized net transition obligation	113	157

Net benefit liability	$(685)	$(645)

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Accrued current benefit costs	$(64)	$(645)
Accrued noncurrent benefit cost	(812)	—
Accumulated other comprehensive loss	191	—

Total	$(685)	$(645)

There are no plan assets associated with the Company’s postretirement benefit plan.

The discount rate used to measure the year-end benefit obligations and the earnings effects for the subsequent year was based on Moody’s Aa bond rate as of April 30. The discount rate actuarial assumptions used to determine the benefit obligations and earnings effects for the postretirement benefit plan follows:

	2007	2006
Discount rate	5.76%	6.10%

HEALTHCARE COST TREND ASSUMPTIONS

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits is 10% for fiscal 2007 and 9.5% for fiscal 2008. It is assumed the rate will decrease gradually to a rate of 5% in 2017 and remain level thereafter.

A one percentage point change in the assumed health care cost trend rate would have the following effects:

(in thousands)	IMPACT OF 1% INCREASE	IMPACT OF 1% DECREASE
Increase (decrease)

Aggregate of 2006–2007 service and interest cost	$4.5	$(3.9)
Accumulated postretirement benefit obligation	$72.8	$(64.2)

36 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

NOTE I—INCOME TAXES

Income tax expense was comprised of the following:

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2007	2006	2005
Current expense
Federal	$14,646	$18,239	$17,045
State	2,746	3,604	3,922

Total current expense	17,392	21,843	20,967

Deferred expense (benefit)
Federal	803	(1,444)	1,532
State	422	92	255

Total deferred expense (benefit)	1,225	(1,352)	1,787

Total expense from continuing operations	$18,617	$20,491	$22,754
Other comprehensive income (loss)	(5,120)	4,345	(3,208)

Total comprehensive income tax expense	$13,497	$24,836	$19,546

The Company’s effective income tax rate varied from the federal statutory rate as follows:
	FISCAL YEARS ENDED APRIL 30
	2007	2006	2005
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:
Tax-free interest	-1.6%	-0.5%	-0.2%
General business credits	-1.2	-1.0	-0.8
Meals and entertainment	0.9	0.7	0.5
Domestic production deduction	-0.8	-1.0	0.0
Other	0.1	0.5	0.1

Total	-2.6%	-1.3%	-0.4%

Effective federal income tax rate	32.4%	33.7%	34.6%
State income taxes, net of federal tax effect	4.0	4.5	4.4

Effective income tax rate	36.4%	38.2%	39.0%

Income taxes paid were $15,560,000, $18,880,000, and $16,185,000 for fiscal years 2007, 2006, and 2005, respectively.

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 37

The significant components of deferred tax assets and liabilities were as follows:

	APRIL 30
(in thousands)	2007	2006
Deferred tax assets:
Accounts receivable	$3,932	$6,360
Product liability	1,198	2,079
Pension and postretirement benefit liabilities	8,641	3,518
Other	4,000	1,818

Total	17,771	13,775

Deferred tax liabilities:
Employee benefits	2,779	1,208
Depreciation	15,353	16,662
Inventory	348	523
Other	692	678

Total	19,172	19,071
Net deferred tax liability	$1,401	$5,296

Management believes it is more likely than not that the Company will realize its gross deferred tax assets due to expected future income and reversal of taxable temporary differences.

NOTE J—COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS

The Company is involved in suits and claims in the normal course of business, including product liability and general liability claims, in addition to claims pending before the EEOC. On at least a quarterly basis, the Company consults with its legal counsel to ascertain the reasonable likelihood that such claims may result in a loss. As required by Statement of Financial Accounting Standards No.5 (SFAS 5), the Company categorizes the various suits and claims into three categories according to their likelihood for resulting in potential loss: those that are probable (i.e., more likely than not), those that are reasonably possible, and those that are deemed to be remote. The Company accounts for these loss contingencies in accordance with SFAS 5. Where losses are deemed to be probable and estimable, accruals are made. Where losses are deemed to be reasonably possible, a range of loss estimates is determined. Where no loss estimate range can be made, the Company and its counsel perform a worst case estimate. In determining these loss range estimates, the Company considers known values of similar claims and consultation with its independent counsel.

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

The following is a reconciliation of the Company’s warranty liability:

(in thousands)	2007	2006
PRODUCT WARRANTY RESERVE
Beginning balance	$5,387	$4,952
Accrual for warranties	15,912	26,710
Settlements	(18,194)	(26,275)

Ending balance at fiscal year end	$3,105	$5,387

LEASE AGREEMENTS

The Company leases certain office buildings, manufacturing buildings, service centers, and equipment. Total rental expenses under operating leases amounted to approximately $9,484,000, $9,229,000, and $7,860,000 in fiscal 2007, 2006, and 2005, respectively. Minimum rental commitments as of April 30, 2007, under noncancelable leases are as follows:

FISCAL YEAR	OPERATING (in thousands)	CAPITAL (in thousands)
2008	$4,519	$662
2009	3,831	662
2010	3,035	662
2011	2,506	662
2012	1,613	662
2013 (and thereafter)	6,822	8,112

	$22,326	$11,422

Less amounts representing interest (2% to 6.2%)		(1,770)

Total obligations under capital lease		$9,652

38 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

RELATED PARTIES

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain former executive officers, including one current member of the Board of Directors, of the Company to lease an office building constructed and owned by the partnership. The Company has subsequently renewed this lease in accordance with company policy and procedures which includes approval by the Board of Directors. As of April 30, 2007, the Company is in the second year of the latest five year renewal period. Under this agreement, rental expense was $437,000, $428,000, and $420,000 in fiscal 2007, 2006, and 2005, respectively. Rent during the remaining term of approximately $442,000 annually (included in the preceding table) is subject to adjustment based upon changes in the Consumer Price Index.

NOTE K—CREDIT CONCENTRATION

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

At April 30, 2007, the Company’s two largest customers, Customers A and B represented 25.1% and 31.9% of the Company’s gross customer receivables, respectively. At April 30, 2006, Customers A and B represented 32.1% and 29.8% of the Company’s gross customer receivables, respectively.

The following table summarizes the percentage of sales to the Company’s two largest customers for the last three fiscal years:

	PERCENT OF ANNUAL GROSS SALES
	2007	2006	2005
Customer A	35.5	31.1	30.1
Customer B	30.0	30.7	32.4

NOTE L—QUARTERLY FINANCIAL DATA (UNAUDITED)

FY 2007	07/31/06	10/31/06	01/31/07	04/30/07
(in thousands, except share amounts)

Net sales	$222,752	$210,818	$161,224	$166,131
Gross profit	49,111	42,863	29,068	34,777
Income before income taxes	21,635	14,819	5,318	9,406
Net income	13,414	9,188	3,779	6,180
Earnings per share
Basic	$0.84	$0.58	$0.24	$0.40
Diluted	$0.82	$0.57	$0.24	$0.40

FY 2006	07/31/05	10/31/05	01/31/06	04/30/06
(in thousands, except share amounts)

Net sales	$215,564	$214,535	$191,143	$216,429
Gross profit	36,890	33,727	33,355	45,721
Income before income taxes	12,160	9,955	9,789	21,797
Net income	7,455	6,172	6,069	13,514
Earnings per share
Basic	$0.45	$0.38	$0.37	$0.84
Diluted	$0.45	$0.37	$0.37	$0.83

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 39

report of independent registered public

accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS AMERICAN WOODMARK CORPORATION:

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation (the Company), as of April 30, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of American Woodmark Corporation as of April 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, effective May 1, 2006, the Company adopted Statement of Financial Accounting Standards No.123(R), Share-Based Payment. Also, as discussed in Note A to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of April 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 11, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

Roanoke, Virginia
July 11, 2007

40 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

management’s

report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007. In making its assessment, Management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control — Integrated Framework. Management concluded that based on its assessment, American Woodmark Corporation’s internal control over financial reporting was effective as of April 30, 2007. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which appears in this Annual Report to Shareholders.

James J. Gosa
Chairman and CEO

Jonathan H. Wolk
Vice President and Chief Financial Officer

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 41

report of independent registered public

accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS AMERICAN WOODMARK CORPORATION:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that American Woodmark Corporation (the Company) maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Woodmark Corporation as of April 30, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2007, and our report dated July 11, 2007, expressed an unqualified opinion on those consolidated financial statements.

Roanoke, Virginia
July 11, 2007

42 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

stock

performance graph

Set forth below is a graph comparing the five-year cumulative total shareholder return, including reinvestment of dividends, from investing $100 on May 1, 2002 through April 30, 2007 in American Woodmark Corporation common stock, the Russell 2000 Index, and the S&P Household Durables Index:

AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT 43

DIRECTORS AND EXECUTIVE OFFICERS

William F. Brandt, Jr.

Director;

Former Chairman and Chief Executive Officer

Daniel T. Carroll

Director;

Member of the Audit Committee, and the Nominating and Governance Committee

Chairman — The Carroll Group

Martha M. Dally

Director;

Chair of the Nominating and Governance Committee, and member of the Compensation Committee

Retired Vice President Customer Service —Sara Lee Corporation

James G. Davis, Jr.

Director;

Chairman of the Compensation Committee

President and Chief Executive Officer — James G. Davis Construction Corporation

Neil P. DeFeo

Director;

Member of the Compensation Committee, and the Nominating and Governance Committee

Chairman, President and Chief Executive Officer — Playtex Products, Inc.

S. Cary Dunston

Senior Vice President, Manufacturing

James J. Gosa

Director;

Chairman and Chief Executive Officer

Kent B. Guichard

Director;

President and Chief Operating Officer

Daniel T. Hendrix

Director;

Member of the Compensation Committee

President and Chief Executive Officer — Interface, Incorporated

Kent J. Hussey

Director;

Chairman of the Audit Committee

Chief Executive Officer — Spectrum Brands, Inc.

G. Thomas McKane

Director;

Member of the Audit Committee

Retired Chairman — A.M. Castle & Co.

Carol B. Moerdyk

Director;

Member of the Audit Committee

Senior Vice President, International — OfficeMax Incorporated

Jonathan H. Wolk

Vice President and Chief Financial Officer; Corporate Secretary

44 AMERICAN WOODMARK CORPORATION® 2007 ANNUAL REPORT

CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 23, 2007, at 9:00 a.m. at the Museum of the Shenandoah Valley, 901 Amherst Street in Winchester, Virginia.

ANNUAL REPORT ON FORM 10-K

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2007, may be obtained free of charge by writing:

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

Winchester, VA 22601-4208

(540) 665-9100

www.americanwoodmark.com

American Woodmark™ is a trademark of American Woodmark Corporation.®

Printed in U.S.A. ©2007 American Woodmark Corporation®

MELANZANA

AMERICAN WOODMARK
CORPORATION

3102 Shawnee Drive
Winchester, Virginia 22601-4208

(540) 665-9100
(540) 665-9176 Fax

www.americanwoodmark.com