Form 10-K, Exhibit 13
period 2008-04-30
AMERICAN WOODMARK CORP
filed 2008-07-10
CIK 794619

Exhibit 13

table of contents

1	Mission Statement

2	Company Profile

3	Financial Highlights

3	Market Information

4	Letter from the Chief Executive Officer

11	Five-Year Selected Financial Information

12	Management’s Discussion and Analysis

23	Consolidated Financial Statements

27	Notes to Consolidated Financial Statements

43	Report of Independent Registered Public Accounting Firm

44	Management’s Report on Internal Control over Financial Reporting

45	Report of Independent Registered Public Accounting Firm

46	Stock Performance Graph

47	Directors and Executive Officers

47	Corporate Information

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

ONCE WE’VE DONE IT

When we achieve our goal good things happen: sales increase, profits are made, shareholders and employees are rewarded, jobs are created, our communities benefit, we have fun, and our customers are happy and proud — with a new kitchen or bath from American Woodmark.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT 1

company profile

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates 14 manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Maryland, Oklahoma, Tennessee, Virginia, and West Virginia and 9 service centers across the country.

American Woodmark Corporation was formed in 1980 and became a public company through a common stock offering in July, 1986.

The Company offers approximately 380 cabinet lines in a wide variety of designs, materials, and finishes. Products are sold across the United States through a network of independent distributors and directly to home centers and major builders. Approximately 69% of sales during fiscal year 2008 were to the remodeling market and 31% to the new home market.

The Company believes it is one of the three largest manufacturers of kitchen cabinets in the United States.

2	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

financial highlights

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share data)	2008	2007	2006
OPERATIONS
Net sales	$602,426	$760,925	$837,671
Operating income	4,382	49,408	53,419
Net income	4,271	32,561	33,210
Earnings per share
Basic	$0.30	$2.08	$2.04
Diluted	0.29	2.04	2.00
Average shares outstanding
Basic	14,472	15,690	16,280
Diluted	14,540	15,976	16,586
FINANCIAL POSITION
Working capital	$87,354	$95,748	$100,526
Total assets	314,799	348,695	378,886
Long-term debt, net of current maturities	26,043	26,908	27,761
Shareholders’ equity	214,634	226,097	241,661
Long-term debt to capital ratio[1]	10.8%	10.6%	10.3%

[1]	Defined as long-term debt, net of current maturities, divided by the sum of long-term debt and shareholders’ equity.

market information

American Woodmark Corporation common stock, no par value, is quoted on The NASDAQ Global Select Market under the “AMWD” symbol. Common stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

	MARKET PRICE		DIVIDENDS DECLARED
(in dollars)	High	Low
FISCAL 2008
First quarter	$38.25	$29.71	$0.06
Second quarter	30.88	23.53	0.09
Third quarter	26.73	15.60	0.09
Fourth quarter	22.99	17.37	0.09
FISCAL 2007
First quarter	$39.66	$29.53	$0.03
Second quarter	39.18	29.59	0.06
Third quarter	45.23	34.18	0.06
Fourth quarter	46.10	34.47	0.06

As of May 30, 2008, there were approximately 7,600 shareholders of record of the Company’s common stock. Included are approximately 63% of the Company’s employees, who are shareholders through the American Woodmark Stock Ownership Plan. The Company pays dividends on its common stock each fiscal quarter. Although the Company presently intends to continue to declare cash dividends on a quarterly basis for the foreseeable future, the determination as to the payment and the amount of any future dividends will be made by the Board of Directors from time to time and will depend on the Company’s then-current financial condition, capital requirements, results of operations and any other factors then deemed relevant by the Board of Directors.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT 3

to our shareholders

KENT B. GUICHARD

President and CEO

The external environment we faced during fiscal 2008 was, to say the least, challenging. We began the year facing a continuing new construction slump driven primarily by a pricing bubble created through over-speculation in key markets such as California, Arizona, Florida, and Washington, DC. Housing starts had returned to the historical average of approximately one and a half million per year, down from over two million at the peak the prior year. The downward pressure on housing prices was widely publicized in the media and began to impact both the psychology of the consumer and the level of home equity available to finance large ticket remodeling projects. Remodeling retailers began to report negative year-over-year comparative store sales. Despite these negative pressures our order and sales levels stabilized during the middle of calendar 2007, albeit at lower levels than in the previous few years.

As we approached the fall, rumblings became roars as the average American became all too familiar with the existence of the “sub-prime” mortgage. What followed was a near collapse of the credit markets. Financial institutions effectively stopped lending, even to credit-worthy borrowers. The impact on the housing market was swift and severe. Housing starts rapidly dropped to below one million annualized units. The impact on single family homes was even worse. Building activity in the hardest hit areas was down 80% to 85% from the peak. Sales of existing homes declined from a high of over seven million units per year to under five million. Prices slumped. Months supply of both new and existing home inventories ballooned. Mortgages in distress and in foreclosure began a steady rise, reaching 5% or one in every twenty homes in some cities.

4	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

At the time I write this letter, we are in the midst of the worst housing downturn in thirty-five years. Of the largest ten public home builders in the country, all have reported revenue declines in the most recent quarter and all but one have reported net losses. Most have taken significant hits to their financial position due to the further leveraging of their balance sheets as operating losses and the devaluation of land have reduced equity faster than they have been able to pay down their debt load. The impact is not limited to new construction. Remodeling retailers are regularly reporting negative comparative store performance, particularly for large ticket items and projects.

Our financial results during fiscal 2008 were clearly impacted by the external environment. On an absolute basis, we are not satisfied with our financial performance. On a relative basis, given the industry context, the Company has performed well. Net sales declined by almost $160 million or 21% from the previous year. Margins were under pressure as we experienced negative leverage on fixed and semi-fixed costs. But despite the drop in revenue and the decline in margins, we remained profitable for the year. We generated almost $29 million in free cash flow, choosing to apply $25 million to stock repurchases. Over the past three years, we have repurchased 3.25 million or 20% of our outstanding shares. Our balance sheet remains outstanding with debt to capital of less than 11% and cash and cash equivalents of $57 million.

Many of the so-called experts tell us that the current housing downturn is an unprecedented event. That U.S. housing will be forever altered. I respectfully disagree. This is a cycle, like many before. And while each cycle has its own unique elements, all cycles have three things in common. First, they are largely unpredicted, they come quickly, and the initial drop seems terribly severe. Second, they seem to last forever, trying the patience of even the strongest among us. And finally, they do end.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	5

I remember as a boy, after a summer at scout camp or a long family vacation, returning home. The anticipation building as we reached our exit from the freeway, waited at traffic lights as we crossed town, finally turned down our street, and pulled into the driveway. Home at last. I have the same experience even today when I have been away. We are a nation of home owners. I disagree with those that forecast the end of housing as we know it in America because, to agree, I would have to conclude that we are going to fundamentally change who we are as a people. Home ownership is in our DNA. So for us, it is a question of when the current down cycle ends, not if the cycle ends.

This brings us to THE question that everyone asks. When will it end? I don’t know. The fact is, nobody knows. I would go further and even suggest that this is the wrong question. Since we believe that it will end, we just don’t know when it will end, the real question is what do we do in the meantime?

We have three priorities during the remainder of this housing cycle. First, and most importantly, we are focused on protecting the core assets of the Company. We have invested heavily over the years in our relationships with both customers and vendors.

These long-standing partnerships provide intrinsic value as evidenced by access to distribution, market share gains, sharing of cutting edge knowledge and, ultimately, profitability and return on investment. We are maintaining, and even increasing, our touch points with both customers and suppliers. We have also invested heavily over the years in the skill sets and culture of the organization. We continue to build the Company through the attraction, retention, and training of highly capable and qualified individuals that share our passion for the business and a commitment to our Mission Statement and Vision. Our physical asset base has been built over time with great care to service our customers. We are adhering to our preventative maintenance and replacement schedules, ensuring the currency of our productive capacity. While there is clearly a short-term cost with this approach, we believe that the long-term interests of the shareholder are best served during these times through the protection of these critical core assets.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	7

Second, down markets present an opportunity to gain share. The traditional response by many to economic downturns is to pull back, hunker down, and wait it out. Energy is focused almost exclusively on cost cutting. We have made a different choice, taken a different approach. We have not only sustained, but increased the level of customer contact. We have continued to design and implement programs that improve the customer experience. We continue to develop and introduce new products and services. The results of our efforts have been increased market share. Although competitive pressures do exist, particularly at the entry level, we have not simply cut price to achieve results. We have both increased penetration with existing customers and secured new customers based on our total package of services, products, and pricing. Most importantly, our share gains have been in business with appropriate margins that we believe are sustainable over time.

Third, and finally, we must run the business. We are still taking orders, producing product, and delivering kitchens and baths of pride for the American family. We are making improvements in our operations each and every day. We are moving forward on the critical elements of our 2013 Vision, expanding our quality programs, implementing lean manufacturing concepts, and improving our logistics platform. During down cycles, organizations have the time and capacity for big programs with big impact. We are taking advantage of this temporary decline in the market by making changes that would be next to impossible during times of high demand.

While clearly no one has perfected the art of forecasting to be able to predict when cycles will occur and for how long they will last, the reality of periodic housing cycles is inevitable. Since the last down cycle in the early 1990s, we remained conscious that another down cycle would eventually arrive on our doorstep. Despite numerous suggestions from Wall Street to recapitalize the Company with more debt, we maintained a conservative capital structure for just such a time. As a result, we now enjoy the financial flexibility that comes with low debt and a strong cash position. We can afford to continue to invest in the business during this cycle.

8	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

In this environment, many have suggested that we be more aggressive in reducing costs and closing down capacity. We have moved quickly to lower and even eliminate certain costs, mindful of the unintended consequences of cutting programs that would impact our customers, limit our participation in the recovery of the market, or impair our future plans. The Company has a sound strategy that we execute well. We are exercising the discipline to stay the course during a periodic cycle. In our opinion, this is the path that is in the best interest of our shareholders and, over time, will provide a superior return. In the current environment this is the best, but not always the easiest, choice. I am proud to be associated with fellow employees that continue to demonstrate the personal and professional courage to follow their convictions, remain committed to our Vision and true to the values of our Mission Statement.

I am saddened to report that during the last year we lost Dan Carroll to a sudden illness. Dan joined our Board of Directors in 1986 and worked tirelessly on behalf of the Company for over two decades. His contributions have been immeasurable. Dan was a zealous representative for all those who needed a voice at the table. We will miss his intelligence, his experience and perspective, his coaching and counseling, his energy and humor, and the enormous care he always demonstrated for the Company and its employees. We remember Dan best by continuing to pursue our aspiration to be a great company founded on our core beliefs.

The external environment will undoubtedly remain challenging in the period ahead. We will continue to focus on positioning the organization to emerge from the current cycle a better, stronger and more profitable Company. I wish to express my sincere appreciation to our employees, our shareholders, our customers, our vendors, and our communities for your continued support.

Kent B. Guichard President and Chief Executive Officer

10	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

FIVE-YEAR SELECTED FINANCIAL INFORMATION

	FISCAL YEARS ENDED APRIL 30
(in millions, except per share data)	2008	2007[4]	2006	2005	2004
FINANCIAL STATEMENT DATA
Net sales	$602.4	$760.9	$837.7	$777.0	$667.5
Income before income taxes	5.7	51.2	53.7	58.3	52.0
Net income	4.3	32.6	33.2	35.6	31.7
Earnings per share:[1]
Basic	0.30	2.08	2.04	2.16	1.96
Diluted	0.29	2.04	2.00	2.11	1.90
Depreciation and amortization expense	35.2	35.9	37.0	33.4	27.7
Total assets	314.8	348.7	378.9	361.2	307.1
Long-term debt, less current maturities	26.0	26.9	27.8	29.2	18.0
Total shareholders’ equity	214.6	226.1	241.7	215.2	193.1
Cash dividends declared per share[1]	0.33	0.21	0.12	0.115	0.10
Average shares outstanding[1]
Basic	14.5	15.7	16.3	16.5	16.2
Diluted	14.5	16.0	16.6	16.9	16.7

PERCENT OF SALES
Gross profit	17.1%	20.5%	17.9%	19.6%	20.6%
Selling, general and administrative expenses	16.4	14.0	11.5	12.1	12.7
Income before income taxes	0.9	6.7	6.4	7.5	7.8
Net income	0.7	4.3	4.0	4.6	4.7
RATIO ANALYSIS
Current ratio	2.6	2.4	2.2	1.9	1.9
Inventory turnover[2]	9.7	9.7	10.3	10.4	10.6
Collection period – days[3]	31.9	34.9	35.5	32.2	32.6
Percentage of capital (long-term debt plus equity):
Long-term debt, net of current maturities	10.8%	10.6%	10.3%	12.0%	8.5%
Equity	89.2	89.4	89.7	88.0	91.5
Return on equity (average %)	1.9	13.9	14.5	17.4	18.0

[1]	All share and per share information have been restated to reflect a two-for-one stock split, effective September 24, 2004.

[2]	Based on average of beginning and ending inventory.

[3]	Based on ratio of monthly average customer receivables to average sales per day.

[4]

The Company adopted the provisions of SFAS 123(R) during fiscal year 2007, which resulted in stock-based compensation expense, net of income taxes of $3.1 million in fiscal 2008 and $3.9 million in fiscal 2007.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	11

financial review

2008

management’s discussion and analysis

RESULTS OF OPERATIONS

The following table sets forth certain income and expense items as a percentage of net sales.

	PERCENTAGE OF NET SALES Years Ended April 30
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	82.9	79.5	82.1
Gross profit	17.1	20.5	17.9
Selling and marketing expenses	11.9	9.3	8.4
General and administrative expenses	4.5	4.7	3.1
Operating income	0.7	6.5	6.4
Interest expense/other (income) expense	(0.2)	(0.2)	0.0
Income before income taxes	0.9	6.7	6.4
Income tax expense	0.2	2.4	2.4
Net income	0.7	4.3	4.0

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and the related notes contained elsewhere herein.

12	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

This report contains statements concerning the Company’s expectations, plans, objectives, future financial performance, and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In most cases, the reader can identify these forward-looking statements by words such as “anticipate,” “estimate,” “forecast,” “expect,” “believe,” “should,” “could,” “would,” “plan,” “may” or other similar words. Forward-looking statements contained in this annual report, including Management’s Discussion and Analysis, are based on current expectations and our actual results may differ materially from those projected in any forward-looking statements. In addition, the Company participates in an industry that is subject to rapidly changing conditions and there are numerous factors that could cause the Company to experience a decline in sales and/or earnings. These include (1) overall industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of diesel fuel and/or transportation related services, (6) the need to respond to price or product initiatives launched by a competitor, (7) the Company’s ability to successfully implement initiatives related to increasing market share, new products, maintaining and increasing its sales force and new product displays, and (8) sales growth at a rate that outpaces the Company’s ability to install new capacity. While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a materially adverse impact on its operating results and financial condition.

OVERVIEW

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. Its products are sold on a national basis directly to home centers, major builders and home manufacturers, and through a network of independent distributors. At April 30, 2008, the Company operated 14 manufacturing facilities and 9 service centers across the country.

Driven by the impact of market conditions that rank among the worst in 35 years, the Company’s net sales, gross profit and net income all declined in its fiscal year that ended on April 30, 2008 (fiscal 2008) as compared with fiscal 2007.

These declines were driven primarily by the impact of reduced sales volumes, as the Company’s market share gains in both the remodeling and new construction sectors were more than offset by the impact of the market’s decline. Sales were also reduced approximately 5% by the completion of the Company’s transition out of certain low-margin products which was completed in February 2007. The Company’s remodeling sales exclusive of the transitioned low-margin products declined by a high single-digit percentage during fiscal 2008, as sales of existing homes, generally acknowledged to be a driver of remodeling activity, dropped 17% during the Company’s fiscal year according to data supplied by the U.S. Census Bureau. In addition, the Company believes that the magnitude of its remodeling sales decline was less than that of its remodeling customers. Similarly, the Company’s sales to new construction customers declined less than the market’s 32% decline in single-family homes started during the Company’s fiscal year. The Company gained market share with many new construction customers during fiscal 2008, but these gains were tempered by declines that resulted from a handful of its older new-construction customers going out of business.

Despite the present housing market downturn, the Company believes that the long-term fundamentals for the American housing industry remain positive, based upon strong employment, relatively low interest rates, continued population growth, and other favorable demographic trends. Based upon this belief, the Company has continued to maintain its strategy of investing to improve its operations and its capabilities to best service its customers. The Company remains focused on continuing to gain market share and has continued to invest in developing and launching new products while maintaining its product displays and related marketing collateral deployed with new customers in its new construction channel.

Gross margin for fiscal year 2008 was 17.1%, down from 20.5% in fiscal 2007. The reduction in the Company’s gross margin rate was driven primarily by inefficiencies in labor, overhead, and freight costs that were driven by lower sales volumes, as well as by the impact of rising fuel prices upon freight and materials costs. These factors more than offset the favorable impact from the Company’s completed transition out of selling certain low-margin products, which improved the Company’s sales mix and reduced materials and freight costs in relation to sales.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	13

Gross margin in fiscal 2008 was also adversely impacted by two other items:

•

Severance and separation costs associated with headcount reductions across the Company’s manufacturing plants, plus separation and closing costs associated with the Company’s decision to close its smallest plant. These charges aggregated 0.2% of net sales in fiscal 2008.

•

A change in the form of the Company’s sales promotional participation with one of its retail customers did not affect net income but shifted costs that had previously been sales and marketing expenses to a reduction of sales revenue. This change resulted in a reduction of the Company’s gross margin rate of 0.8% of net sales in fiscal 2008.

The Company regularly assesses its long-lived assets to determine if any impairment has occurred. Although the direction of the housing market and its resultant impact upon the Company’s performance is not presently positive, the Company continues to believe that the long-term fundamentals of job creation, unemployment, and long-term interest rates support a growing and vibrant housing economy in the future. Accordingly, the Company does not believe that its long-lived assets pertaining to its 14 manufacturing plants or any of its other long-lived assets were impaired as of April 30, 2008.

Net income was $4.3 million for fiscal 2008, compared with $32.6 million during fiscal 2007.

RESULTS OF OPERATIONS

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2008	2007	2006	2008 VS. 2007 PERCENT CHANGE	2007 VS. 2006 PERCENT CHANGE
Net Sales	$602,426	$760,925	$837,671	(20.8)%	(9.2)%
Gross Profit	103,127	155,819	149,693	(33.8)	4.1
Selling & Marketing Expenses	71,875	71,009	70,361	1.2	0.9
G&A Expenses	26,870	35,402	25,913	(24.1)	36.6
Interest Expense	805	910	1,018	(11.5)	(10.6)

NET SALES

Net sales were $602.4 million in fiscal 2008, a decrease of $158.5 million, or 21% compared with fiscal 2007. The completion of the Company’s transition out of selling certain low-margin products was responsible for about 20% of this decline, while reductions in sales of the Company’s remaining core products resulted in the remainder of the sales decline. Overall unit volume for fiscal 2008 was 28.2% lower than in fiscal 2007, driven primarily by weaker new construction and remodeling sales volume, but also due to the elimination of the low-margin products sales. Average revenue per unit increased 10.2% during fiscal 2008 compared with prior year, driven primarily by the aforementioned low-margin products transition, and to a lesser extent from an increased proportion of remodeling sales within the Company’s sales mix.

Net sales for fiscal 2007 decreased 9% to $760.9 million from $837.7 million in fiscal 2006. The majority of the sales decline was driven by the Company’s planned transition out of certain low-margin products, which caused sales to decline approximately $55 million. Sales of the Company’s core products declined by $21 million, or 3%, as a double-digit decline in new construction sales more than offset the Company’s 9% increase in remodeling sales. Overall unit volume for fiscal 2007 was 21.2% lower than in fiscal 2006, driven primarily by the Company’s transition out of certain low-margin products and weaker new construction sales volume. In fiscal 2007, the average selling price per unit increased 15.3% due to shifts in product mix and improved pricing.

14	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

GROSS PROFIT

Gross profit as a percentage of sales decreased to 17.1% in fiscal 2008 as compared with 20.5% in fiscal 2007. The impact of reduced core product sales in fiscal 2008 drove labor productivity and fixed overhead cost absorption lower, more than offsetting the beneficial impact upon margins from the improvements in the Company’s sales mix that resulted from its completed transition out of selling low-margin products. In addition, the Company’s gross profit rate was reduced 0.8% by a change in the form of the Company’s sales promotional participation with one of its retail customers, and by 0.2% for severance and separation costs associated with headcount reductions and the closure of one of the Company’s manufacturing plants. Specific changes and additional information follows:

•

Materials costs declined as a percentage of net sales by 1.6% during fiscal 2008 as compared with fiscal 2007. In addition to the favorable impact of the aforementioned changes in sales mix, declining lumber prices and improved lumber yields more than offset the inflationary impact of rising fuel costs and helped reduce costs in relation to net sales.

•

Freight costs were in line with costs incurred in the prior fiscal year as a percentage of net sales, as the beneficial impact of the Company’s improved sales mix was offset by inefficiencies that resulted from lower production volumes and the continuing rise in fuel costs as the fiscal year progressed.

•	Labor costs increased 1.4% as a percentage of net sales compared with the prior year, driven by reduced productivity associated with lower production volumes and increased medical costs.

•	Overhead costs increased as a percentage of net sales by 3.5% as compared with fiscal 2007, driven by a 6% reduction in costs that was less in magnitude than the Company’s sales decline.

During fiscal 2007, the Company increased its gross profit as a percent of sales to 20.5% from 17.9% in fiscal 2006. The increase in gross profit was the result of lower materials and freight costs as a percentage of net sales in fiscal 2007, due primarily to the change in the Company’s sales mix. Manufacturing overhead costs were higher as a percentage of net sales in fiscal 2007, as this component of cost has a higher proportion of fixed cost and was compared with a reduced sales level. Labor costs comprised a slightly lower percentage of sales in fiscal 2007, as efficiencies from the product mix were somewhat offset by inefficiencies associated with lower volume.

Transportation costs decreased during 2007 by 0.9% of net sales compared with fiscal 2006, due to the favorable impact of the changes in sales mix, and the stability of the diesel fuel costs in comparison with the prior year.

Manufacturing overhead costs increased during 2007 by 1.3% of net sales from fiscal 2006, as efficiencies from improved operations were more than offset by the impact of spreading a relatively fixed cost over a reduced sales base, as well as an increase of 0.2% of net sales for stock compensation expense.

Materials costs declined as a percentage of net sales by 1.9% during fiscal 2007 as compared with fiscal 2006. In addition to the favorable impact of the aforementioned changes in sales mix, sales price increases helped offset inflationary cost increases, and efficiencies in materials handling and lumber yields also helped reduce costs in relation to net sales.

Labor costs decreased 1.1% as a percentage of net sales as compared with those of fiscal 2006. The favorable impact was driven by the aforementioned changes in sales mix, which more than offset the impact of reduced productivity stemming from the decline in production volume.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses for fiscal 2008 were 11.9% of net sales, compared with 9.3% of net sales in fiscal 2007. The increased cost as a percent of sales in fiscal 2008 was driven by the Company’s continuing investments to maintain its customer touch points, launch new products and increase its displays deployed with new construction customers, coupled with the decline in net sales.

Selling and marketing expenses were 9.3% of net sales in fiscal 2007 compared with 8.4% in fiscal 2006. The increased cost as a percent of sales in fiscal 2007 was due primarily to a relatively fixed sales overhead cost compared with a reduced sales level, as well as the inception of recording stock compensation costs of 0.2% of net sales.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	15

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative expenses for fiscal 2008 were reduced by $8.5 million from fiscal 2007 levels, and represented 4.5% of net sales, as compared with 4.7% of net sales for fiscal 2007. The decrease in fiscal 2008 was due primarily to lower costs associated with the Company’s pay-for-performance employee incentive plans, offset somewhat by increased bad debt costs of $0.7 million. As of April 30, 2008, the Company had receivables from customers with a higher perceived level of risk aggregating $2.6 million, of which $1.3 million had been reserved for potential uncollectibilty.

General and administrative expenses in fiscal year 2007 were 4.7% of net sales compared with 3.1% of net sales in fiscal 2006. The increase in fiscal 2007 was due primarily to higher costs associated with the Company’s pay-for-performance employee incentive plans, share-based compensation costs aggregating 0.6% of net sales, and 0.1% of net sales for increased bad debt costs.

EFFECTIVE INCOME TAX RATES

The Company’s combined federal and state effective income tax rate declined to 24.9% in fiscal 2008 from 36.4% in fiscal 2007, due to the increased impact of favorable permanent tax differences for tax-exempt interest, general business credits, and the domestic production deduction, which more than offset the increased impact of state income taxes and meals and entertainment in a year of reduced net income.

The Company’s combined federal and state effective income tax rate declined to 36.4% in fiscal 2007 from 38.2% in fiscal 2006, due primarily to the enhanced level of tax-exempt income earned by the Company.

OUTLOOK FOR FISCAL 2009

The Company follows several indices, including housing starts, existing home sales, mortgage interest rates, new jobs growth, GDP growth, and consumer confidence that it believes are leading indicators of overall demand for kitchen and bath cabinetry. These indicators collectively suggest to the Company that although the long-term economic outlook for housing is positive, the near-term outlook is challenging.

As we commence fiscal year 2009, two of the key remodeling and new construction market indicators started the new fiscal year at lower levels than they averaged during fiscal year 2008:

•	Annualized sales of existing homes averaged 4.9 million homes, down 7% below their average for fiscal 2008, and

•	Annualized construction starts of single-family homes averaged 715,000, down 20% below their average for fiscal 2008.

The Company expects that the market will remain at similar levels of activity during its fiscal year 2009. The Company expects that it will benefit from market share gains it has already achieved, and continue to gain market share during fiscal 2009. The Company expects that material costs will be relatively stable in fiscal 2009 while fuel costs will continue to increase; should these costs rise significantly, it would adversely affect the Company’s near-term operating performance. The Company has experienced an inflationary environment with respect to certain commodity prices and petroleum-based products during the past three fiscal years. While the Company believes that it is more efficient as compared to the industry in the use of materials, a rise in raw material costs could negatively impact profitability during fiscal 2009.

The Company could be negatively impacted by reduced market demand as the result of lower overall remodeling or new construction activity. While the Company expects to perform better than the industry on average during a downturn in demand, the combined effects of lower sales and increased costs due to underutilized capacity could result in decreased profitability in fiscal 2009 versus fiscal 2008.

Additional risks and uncertainties that could affect the Company’s results of operations and financial condition are discussed elsewhere in this report, including under “Forward-Looking Statements,” and in the Company’s annual report on Form 10-K filed with the SEC, under “Market Risks.”

16	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES

The statements of cash flows reflect the changes in cash and cash equivalents for the years ended April 30, 2008, 2007, and 2006, by classifying transactions into three major categories: operating, investing, and financing activities.

OPERATING ACTIVITIES

The Company’s main source of liquidity is cash generated from operating activities consisting of net earnings adjusted for non-cash operating items, primarily depreciation, amortization and stock-based compensation, and changes in operating assets and liabilities such as receivables, inventories, and payables. Primarily because of the non-cash operating expenses that are included in net income, the Company’s cash provided by operating activities has historically been considerably more than its net income. During fiscal year 2008, the Company’s net cash provided by operating activities was $47.6 million, as compared with net income of $4.3 million. Of the $43.3 million difference between these two amounts, $40.5 million related to non-cash depreciation and amortization and stock-based compensation expenses.

Cash provided by operating activities in fiscal 2008 was $47.6 million, compared with $86.5 million in fiscal 2007. The $38.9 million reduction in cash provided from operations compared with the prior year was primarily attributable to the $28.3 million reduction of net income. The remaining $10.6 million reduction in cash provided from operating activities was primarily driven by less favorable contributions from changes in receivables and inventory, offset somewhat by less unfavorable changes in accounts payable, accrued and prepaid expenses, and a decrease in deferred income taxes, as the Company’s working capital investment had been reduced significantly in fiscal 2007 due to the low-margin products transition.

The Company’s operating cash flows in fiscal 2007 were higher than in prior year by $19.9 million, primarily attributable to the initial recording of $6.3 million of stock compensation expense, and reductions in the amount of receivables and inventory levels compared with prior year of $22.0 million and $15.5 million, respectively, that were driven by the Company’s exit from selling low-margin products and the resulting sales decline. Offsetting these improvements were reductions relating to reduced payables and accrual balances of $17.2 million and an increase in prepaid expenses of $2.5 million compared with the prior year. The reduction in the Company’s payables balances related to carrying lower levels of inventory, while the increase in prepaid expenses reflected prepaid taxes.

INVESTING ACTIVITIES

The Company’s primary investing activities are capital expenditures and investments in promotional displays. Net cash used by investing activities in fiscal 2008 was $19.0 million, compared with $28.1 million in fiscal 2007 and $26.6 million in fiscal 2006. Additions to property, plant, and equipment for fiscal 2008 were $8.3 million, compared with $14.7 million in fiscal 2007 and $13.2 million in fiscal 2006. Additions to property, plant, and equipment made in fiscal 2007 and fiscal 2006 were primarily for the re-layout and expansion of one of the Company’s manufacturing facilities in each year. During fiscal 2008, spending was limited primarily to capital expenditures for equipment replacements. The Company’s investment in promotional displays in fiscal 2008 was $10.8 million, down 20% below the $13.5 million in fiscal 2007 and $13.4 million in fiscal 2006, driven by reduced store re-merchandising activities by the Company’s remodeling customers.

The Company completed its transition out of selling certain low-margin products during fiscal 2007. This action, combined with lower production volumes due to the impact of difficult market conditions, has caused the Company to determine that its manufacturing capacity needs may be adequately served by its existing plants for several years. Accordingly, the Company’s investment in capital expenditures has been reduced significantly and is expected to remain at comparable levels until market conditions warrant a change. The Company has deployed the cash proceeds generated by its operating activities during fiscal years 2006, 2007, and 2008 by returning this cash to its shareholders, in the form of increased stock repurchases and cash dividends. During the three-year period ended April 30, 2008, the Company generated a total of $126.9 million of free cash flow (defined as the net of cash provided by operations of $200.7 million, less cash used in investing activities of $73.8 million), of which 89%, or $113.0 million, was returned to its shareholders in the form of stock repurchases and dividends. Accordingly, financing activities has become a significant use of cash in fiscal years 2006, 2007, and 2008.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	17

FINANCING ACTIVITIES

Net cash used by financing activities in fiscal 2008 was $29.8 million, down compared with the $48.2 million of cash used in fiscal 2007. The net use of cash in fiscal 2008 related primarily to the Company’s repurchase of $24.8 million of its common stock and the payment of $4.8 million of dividends to shareholders. During fiscal 2007 and fiscal 2006, the Company repurchased $62.9 million and $15.3 million of stock, respectively, paid $3.3 million and $2.0 million of dividends, and made net repayments of debt of $1.5 million in fiscal 2007 and $1.0 million in fiscal 2006, offset by net proceeds related to the exercises of stock options of $19.5 million and $1.8 million, respectively.

Under the Company’s stock repurchase plans approved by its Board of Directors in November 2006 and August 2007, the Company repurchased $24.8 million of its common stock during fiscal 2008. These purchases exhausted the November 2006 repurchase authorization. The August 2007 authorization allows the Company to repurchase its common stock from time to time, when management believes the market price presents an attractive return on investment for its shareholders. At April 30, 2008, approximately $95.7 million remained authorized by the Company’s Board of Directors to repurchase shares of the Company’s common stock under the August 2007 authorization. The Company has authorized a total of $220 million of stock repurchases since the inception of the program in 2001.

Cash flow from operations combined with accumulated cash on hand and available borrowing capacity on the Company’s $40 million line of credit, which was increased by $5 million during fiscal 2008, is expected to be more than sufficient to meet forecasted working capital requirements, service existing debt obligations, and fund capital expenditures for fiscal 2009.

The timing of the Company’s contractual obligations as of April 30, 2008 is summarized in the table below.

	FISCAL YEARS ENDED APRIL 30
(in thousands)	TOTAL AMOUNTS	2009	2010–2011	2012–2013	2014 AND THEREAFTER
Term credit facility	$10,000	$—	$—	$10,000	$—
Economic development loans	2,234	—	—	—	2,234
Term loans	5,495	381	756	828	3,530
Capital lease obligations	9,178	483	996	1,035	6,664
Interest on long-term debt(a)	4,609	730	1,396	1,174	1,309
Operating lease obligations	20,066	4,400	6,528	3,558	5,580
Pension contributions(b)	31,433	6,560	12,164	12,709	—

Total	$83,015	$12,554	$21,840	$29,304	$19,317

(a)	Interest commitments under interest bearing debt consists of interest under the Company’s primary loan agreement and other term loans and capitalized lease agreements. The Company’s term credit facility includes a $10 million term note that bears a variable interest rate determined by the London Interbank Offered Rate (LIBOR) plus a spread of .50%. Interest under other term loans and capitalized lease agreements is fixed at rates between 2% and 6%. Interest commitments under interest bearing debt for the Company’s term credit facility is at LIBOR plus the spread as of April 30, 2008, throughout the remaining term of the agreement.

(b)	The estimated cost of the Company’s two defined benefit pension plans are determined annually based upon the discount rate and other assumptions at fiscal year end. Future pension funding contributions beyond 2013 have not been determined at this time.

18	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

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

As discussed in the overview section, the present U.S. housing market conditions rank among the worst in 35 years. Consequently, unless the Company is able to gain sufficient market share to offset these difficult conditions, sales and net income could be reduced.

On April 30, 2008, the Company had no material exposure to changes in interest rates for its debt agreements. All significant borrowings of the Company carry a fixed interest rate between 2% and 6%.

The Company does not currently use commodity or interest rate derivatives or similar financial instruments to manage its commodity price or interest rate risks.

OFF-BALANCE SHEET ARRANGEMENTS

As of April 30, 2008 and 2007, there were no off-balance sheet arrangements.

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

REVENUE RECOGNITION. The Company utilizes signed sales agreements that provide for transfer of title to the customer upon delivery. The Company’s network of third-party carriers does not currently have the technology to provide detailed information regarding the delivery date for all orders. As a result, the Company must estimate the amount of sales that have been transferred to third-party carriers but not delivered to customers. The estimate is calculated using a lag factor determined by analyzing the actual difference between shipment date and delivery date of orders over the past 12 months. Revenue is only recognized on those shipments which the Company believes have been delivered to the customer. Due to the nature of the Company’s business, the impact from this estimate is limited to fiscal quarters as any shipments deemed to be in transit at the end of a reporting period are delivered to the customer within the first two weeks of the next period. Management believes that likely changes in the estimate are immaterial to the overall results of the fiscal year.

The Company recognizes revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under current U.S. generally accepted accounting principles. Collection is reasonably assured as determined through an analysis of accounts receivable data, including historical product returns and the evaluation of each customer’s ability to pay. Allowances for sales returns are based on the historical relationship between shipments and returns. The Company believes that historical experience is an accurate reflection of future returns.

SELF INSURANCE. The Company is self-insured for certain costs related to employee medical coverage and workers’ compensation liability. The Company maintains stop-loss coverage with third-party insurers to limit total exposure. The Company establishes a liability at the balance sheet date based on estimates for a variety of factors that influence the Company’s ultimate cost. In the event that actual experience is substantially different from the estimates, the financial results for the period could be impacted. The Company believes that the methodologies used to estimate all factors related to employee medical coverage and workers’ compensation are an accurate reflection of the liability as of the date of the balance sheet.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	19

PENSIONS. The Company has two non-contributory defined pension benefit plans covering substantially all of the Company’s employees.

The Company accounts for its defined benefit plans in accordance with the provisions of Statement of Financial Accounting Standards SFAS 87, “Employer’s Accounting for Pensions,” Statement of Financial Accounting Standards SFAS 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” The estimated cost, benefits, and pension obligation of the non-contributory defined benefit pension plans are determined using various assumptions. The most significant assumptions are the long-term expected rate of return on plan assets, the discount rate used to determine the present value of the pension obligations, and the future rate of compensation level increases for fiscal 2008. The Company determined the discount rate by referencing the AON Yield Curve. The Company believes that using a yield curve approach more accurately reflects changes in the present value of liabilities over time since each cash flow is discounted at the rate at which it could effectively be settled. In prior years, the Company referred to Moody’s Aa bond rate in establishing the discount rate. The long-term expected rate of return on plan assets reflects the current mix of the plan assets invested in equities and bonds. The future rate of compensation levels reflects expected salary trends.

The following is a summary of the potential impact of a hypothetical 1% change in actuarial assumptions for the discount rate, rate of compensation, expected return on plan assets, and consumer price index.

(in millions)	IMPACT OF 1% INCREASE	IMPACT OF 1% DECREASE
(decrease) increase
Effect on annual pension expense	$(2.1)	$2.4
Effect on projected pension benefit obligation	$(9.2)	$11.3

Pension expense for fiscal year 2008 and the assumptions used in that calculation are presented in Note H of the Consolidated Financial Statements. At April 30, 2008, the discount rate was 6.68% compared to 5.76% at April 30, 2007. The expected return on plan assets is 8.0%, which is consistent with fiscal year 2007. The assumed rate of increase in compensation levels is 4.0% for the year ended April 30, 2008, unchanged from the prior fiscal year.

The performance of the Company’s pension plans is largely dependent on the assumptions used to measure the obligations of the plans and to estimate future performance of the plans’ invested assets. Over the past two measurement periods, the only material deviation between results based on assumptions and the actual plan performance has been as a result of the changes to the discount rate used to measure the plans’ benefit obligations. Under accounting guidelines, the discount rate is to be set to market at each annual measurement date. From the fiscal 2006 to fiscal 2007 measurement dates, the discount rate decreased from 6.10% to 5.76%, which resulted in an actuarial loss of $5.4 million. From the fiscal 2007 to fiscal 2008 measurement dates, the discount rate increased from 5.76% to 6.68%, which resulted in an actuarial gain of $12.6 million.

The Company strives to balance expected long-term returns and short-term volatility of pension plan assets. Favorable and unfavorable differences between the assumed and actual returns on plan assets are generally amortized over a period no longer than the average future working lifetime of the active participants. The actual rates of return on plan assets realized, net of investment manager fees were 1.5%, 10%, and 10% for fiscal years 2008, 2007, and 2006, respectively.

The fair value of plan assets at April 30, 2008 was $77.6 million compared to $70.9 million at April 30, 2007. The Company’s projected benefit obligation exceeded plan assets by $3.3 million in fiscal 2008 and $14.0 million in fiscal 2007. The Company’s $10.7 million reduction in its net under-funded position during 2008 was driven primarily by the Company’s $12.6 million actuarial gains due to the increase in discount rate, offset mainly by a lower return on plan assets than expected. The Company expects its pension expense for fiscal year 2008 to decrease from $6.0 million in fiscal 2008 to $4.1 million in fiscal 2009, due primarily to the increase in the discount rate. The Company made contributions of $7.6 million to its pension plans in fiscal 2008 and expects to contribute $6.6 million to its pension plans in fiscal 2009.

20	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

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

STOCK-BASED COMPENSATION EXPENSE. The calculation of stock-based compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term. The Company estimates expected volatility based on the historical volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of significant management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note G to the Consolidated Financial Statements for further discussion on stock-based compensation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation).” The consensus allows an entity to choose between two acceptable alternatives based on their accounting policies for transactions in which the entity collects taxes on behalf of a governmental authority, such as sales taxes. Under the gross method, taxes collected are accounted for as a component of sales revenue with an offsetting expense. Conversely, the net method allows a reduction to sales revenue. Entities should disclose the method selected pursuant to APB No. 22, “Disclosure of Accounting Policies.” If such taxes are reported gross and are significant, entities should disclose the amount of those taxes. The guidance should be applied to financial reports through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting beginning May 1, 2007. The Company has historically used the net method and the adoption of EITF 06-03 had no impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	21

measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007. The FASB, on February 12, 2008, issued FASB Staff Position (FSP) FAS 157-2. This FSP permits a delay in the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). On February 14, 2008, the FASB issued FSP FAS 157-1 to exclude SFAS 13, Accounting for Leases, and its related interpretive accounting pronouncements from the scope of SFAS 157. The Company is currently evaluating the expected impact of the provisions of SFAS 157 on its results of operations and its financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. SFAS 159 was adopted May 1, 2008. There is currently no impact of the provisions of SFAS 159 on the Company’s results of operations or its financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (SFAS 141R), “Business Combinations,” and No. 160 (SFAS 160), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed. Further, SFAS 141R also changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs. Under SFAS 160, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests will be treated as equity transactions. SFAS 141R and SFAS 160 will become effective for fiscal years beginning after December 15, 2008.

LEGAL MATTERS

The Company is involved in suits and claims in the normal course of business, including product liability and general liability claims, in addition to claims pending before the EEOC. On at least a quarterly basis, the Company consults with its legal counsel to ascertain the reasonable likelihood that such claims may result in a loss. As required by Statement of Financial Accounting Standards No. 5 (SFAS 5), the Company categorizes the various suits and claims into three categories according to their likelihood for resulting in potential loss: those that are probable (i.e., more likely than not), those that are reasonably possible, and those that are deemed to be remote. The Company accounts for these loss contingencies in accordance with SFAS 5. Where losses are deemed to be probable and estimable, accruals are made. Where losses are deemed to be reasonably possible, a range of loss estimates is determined. Where no loss estimate range can be made, the Company and its counsel perform a worst-case estimate. In determining these loss range estimates, the Company considers known values of similar claims and consultation with its independent counsel.

The Company believes that the aggregate range of loss stemming from the various suits and asserted and unasserted claims which were deemed to be either probable or reasonably possible were not material.

DIVIDENDS DECLARED

On May 22, 2008, the Board of Directors approved a $.09 per share cash dividend on its common stock. The cash dividend was paid on June 20, 2008, to shareholders of record on June 6, 2008.

22	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

	APRIL 30
(in thousands, except share and per share data)	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$56,932	$58,125
Customer receivables, net	27,744	38,074
Inventories	46,981	56,349
Prepaid expenses and other	3,006	3,174
Deferred income taxes	8,725	8,086

Total Current Assets	143,388	163,808
Property, plant and equipment, net	150,840	166,821
Promotional displays, net	15,506	17,515
Prepaid pension asset	2,632	—
Other assets	2,433	551

	$314,799	$348,695

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$19,708	$25,604
Current maturities of long-term debt	864	854
Accrued compensation and related expenses	21,151	24,796
Accrued marketing expenses	5,401	7,611
Other accrued expenses	8,910	9,195

Total Current Liabilities	56,034	68,060
Long-term debt, less current maturities	26,043	26,908
Deferred income taxes	8,071	9,487
Defined benefit pension and postretirement benefits liabilities	6,617	14,826
Other long-term liabilities	3,400	3,317
Shareholders’ Equity
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued	—	—
Common stock, no par value; 40,000,000 shares authorized; issued and outstanding shares: at April 30, 2008: 14,150,290; at April 30, 2007: 14,919,939	76,409	72,350
Retained earnings	146,288	167,506
Accumulated other comprehensive loss
Defined benefit pension and postretirement plans	(8,063)	(13,759)

Total Shareholders’ Equity	214,634	226,097

	$314,799	$348,695

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	23

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED APRIL 30
(in thousands, except share and per share data)	2008	2007	2006
Net sales	$602,426	$760,925	$837,671
Cost of sales and distribution	499,299	605,106	687,978

Gross Profit	103,127	155,819	149,693
Selling and marketing expenses	71,875	71,009	70,361
General and administrative expenses	26,870	35,402	25,913

Operating Income	4,382	49,408	53,419
Interest expense	805	910	1,018
Other income	(2,108)	(2,680)	(1,300)

Income Before Income Taxes	5,685	51,178	53,701
Income tax expense	1,414	18,617	20,491

Net Income	$4,271	$32,561	$33,210

SHARE INFORMATION
Earnings per share
Basic	$.30	$2.08	$2.04
Diluted	.29	2.04	2.00
Cash dividends per share	.33	.21	.12

See notes to consolidated financial statements.

24	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	COMMON STOCK		RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)	SHARES	AMOUNT
Balance, May 1, 2005	16,397,520	$51,189	$176,303	$(12,301)	$215,191
Comprehensive Income:
Net income			33,210		33,210
Other comprehensive income, net of tax:
Change in derivative financial instrument				119	119
Minimum pension liability				6,577	6,577

Total Comprehensive Income					39,906
Cash dividends			(1,959)		(1,959)
Exercise of stock options	94,100	2,430			2,430
Stock repurchases	(581,400)	(1,908)	(13,483)		(15,391)
Employee benefit plan contributions	48,276	1,484			1,484

Balance, April 30, 2006	15,958,496	$53,195	$194,071	$(5,605)	$241,661
Comprehensive Income:
Net income			32,561		32,561
Other comprehensive income, net of tax:
Change in derivative financial instrument				4	4
Minimum pension liability				(773)	(773)

Total Comprehensive Income					31,792
Effect of SFAS 158 adoption				(7,385)	(7,385)
Stock-based compensation		6,287			6,287
Cash dividends			(3,297)		(3,297)
Exercise of stock options	682,538	17,780			17,780
Stock repurchases	(1,782,222)	(7,077)	(55,829)		(62,906)
Employee benefit plan contributions	61,127	2,165			2,165

Balance, April 30, 2007	14,919,939	$72,350	$167,506	$(13,759)	$226,097
Comprehensive Income:
Net income			4,271		4,271
Other comprehensive income, net of tax:
Pension and postretirement benefits				5,696	5,696

Total Comprehensive Income					9,967
Stock-based compensation		5,277			5,277
Cash dividends			(4,771)		(4,771)
Exercise of stock options	44,716	1,024			1,024
Stock repurchases	(888,846)	(3,990)	(20,718)		(24,708)
Employee benefit plan contributions	74,481	1,748			1,748

Balance, April 30, 2008	14,150,290	$76,409	$146,288	$(8,063)	$214,634

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	25

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED APRIL 30
(in thousands)	2008	2007	2006
OPERATING ACTIVITIES
Net income	$4,271	$32,561	$33,210
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,204	35,909	37,012
Net loss on disposal of property, plant and equipment	517	178	66
Stock-based compensation expense	5,277	6,287	—
Deferred income taxes	(5,631)	1,225	(1,352)
Excess tax deficit/(benefit) on stock option exercises	492	(1,718)	—
Tax benefit from stock options exercised	—	—	491
Other non-cash items	1,184	309	2,887
Changes in operating assets and liabilities:
Customer receivables	9,449	18,636	(3,335)
Inventories	7,961	11,572	(3,963)
Prepaid expenses and other assets	(414)	(1,096)	1,410
Accounts payable	(5,896)	(8,725)	(1,423)
Accrued compensation, marketing, and other accrued expenses	(3,894)	(7,029)	2,886
Other	(881)	(1,630)	(1,260)

Net Cash Provided by Operating Activities	47,639	86,479	66,629
INVESTING ACTIVITIES
Payments to acquire property, plant and equipment	(8,252)	(14,681)	(13,243)
Proceeds from sales of property, plant and equipment	6	7	3
Investment in promotional displays	(10,784)	(13,472)	(13,383)

Net Cash Used in Investing Activities	(19,030)	(28,146)	(26,623)
FINANCING ACTIVITIES
Payments of long-term debt	(855)	(1,456)	(3,296)
Excess tax deficit/(benefit) on stock option exercises	(492)	1,718	—
Proceeds from long-term debt	—	—	2,250
Proceeds from issuance of common stock and other	1,099	17,769	1,815
Repurchase of common stock	(24,783)	(62,897)	(15,267)
Payment of dividends	(4,771)	(3,297)	(1,959)

Net Cash Used in Financing Activities	(29,802)	(48,163)	(16,457)

Net Increase/(Decrease) in Cash and Cash Equivalents	(1,193)	10,170	23,549
Cash and Cash Equivalents, Beginning of Year	58,125	47,955	24,406

Cash and Cash Equivalents, End of Year	$56,932	$58,125	$47,955

See notes to consolidated financial statements.

26	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

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

The following is a description of the Company’s significant accounting policies:

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Significant inter-company accounts and transactions have been eliminated in consolidation.

In fiscal 2008, the Company changed its presentation on the consolidated statements of cash flows of tax benefits from the exercise of stock options vested prior to the adoption of Statement on Financial Accounting Standards (“SFAS”) No. 123(R), “Shared-Based Payment.” Net cash provided by operating activities and net cash used in financing activities has been decreased by $4.5 million in the accompanying consolidated statements of cash flows for the year ended April 30, 2007. The Company changed the fiscal 2007 presentation to conform to fiscal 2008.

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

ADVERTISING COSTS: Advertising costs are expensed as incurred. Advertising expenses for fiscal years 2008, 2007, and 2006 were $17.5 million, $15.5 million, and $15.9 million, respectively.

CASH AND CASH EQUIVALENTS: Cash in excess of operating requirements is invested in money market accounts which are carried at cost (which approximates fair value). The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents were $55.8 million and $56.6 million at April 30, 2008 and 2007, respectively.

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

IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During fiscal 2008, 2007, and 2006, the Company concluded no impairment existed.

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

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	27

by the straight-line method on an individual display basis over 30 months (the estimated period of benefit). Promotional display amortization expense for fiscal years 2008, 2007, and 2006 was $12.8 million, $12.7 million, and $13.4 million, respectively.

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

PENSIONS AND POSTRETIREMENT BENEFITS: The Company has two non-contributory defined benefit pension plans covering substantially all of the Company’s employees. The Company also has a postretirement benefit plan covering a small number of retirees who retired prior to May 1, 1991. Effective April 30, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires the Company to recognize in its consolidated balance sheets the overfunded or underfunded status of its defined benefit pension plans and postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation. The Company must also recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs, credits and transition costs that arise during the period. The adoption of SFAS 158 had no impact on years prior to fiscal 2007 and had no effect on the calculation of pension expense.

STOCK-BASED COMPENSATION: Effective May 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for share-based awards for the fiscal years ended April 30, 2008 and 2007 included: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of, May 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation expense for all stock-based compensation awards granted subsequent to April 30, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, results for prior periods were not restated. Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.”

The following table illustrates the pro forma effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation —Transition and Disclosure,” to all stock-based employee compensation for the fiscal year ended April 30, 2006:

Net income, as reported	$33,210
Deduct:
Total share-based employee compensation expense determined under the fair value method, net of taxes	(3,399)

Net income, pro forma	$29,811

Net income per common share:
Basic — as reported	$2.04
Basic — pro forma	$1.83
Diluted — as reported	$2.00
Diluted — pro forma	$1.80

RECENT ACCOUNTING PRONOUNCEMENTS: In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation).” The consensus allows an entity to choose between two acceptable alternatives based on their accounting policies for transactions in which the entity collects taxes on behalf of a governmental authority, such as sales taxes. Under the gross method, taxes collected are accounted for as a component of sales revenue with an offsetting expense. Conversely, the net method allows a reduction to sales revenue. Entities

28	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

should disclose the method selected pursuant to APB No. 22, “Disclosure of Accounting Policies.” If such taxes are reported gross and are significant, entities should disclose the amount of those taxes. The guidance should be applied to financial statements through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting beginning May 1, 2007. The Company has historically used the net method and the adoption of EITF 06-03 had no impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a common definition for fair value to be applied to GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 was effective for fiscal years beginning after November 15, 2007. The FASB, on February 12, 2008, issued FASB Staff Position (FSP) FAS 157-2. This FSP permits a delay in the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). On February 14, 2008, the FASB issued FSP FAS 157-1 to exclude SFAS 13, Accounting for Leases, and its related interpretive accounting pronouncements from the scope of SFAS 157. The Company is currently evaluating the expected impact of the provisions of SFAS 157 on its results of operations and its financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to expand the use of fair value measurements in accounting for financial instruments. The Company adopted SFAS 159 on May 1, 2008. The adoption of SFAS 159 had no impact upon the Company’s results of operations or its financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (SFAS 141R), “Business Combinations,” and No. 160 (SFAS 160), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed. Further, SFAS 141R also changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs. Under SFAS 160, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests will be treated as equity transactions. SFAS 141R and SFAS 160 will become effective for fiscal years beginning after December 15, 2008.

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

NOTE B—CUSTOMER RECEIVABLES

The components of customer receivables were:

	APRIL 30
(in thousands)	2008	2007
Gross customer receivables	$32,336	$43,262
Less:
Allowance for doubtful accounts	(1,298)	(1,511)
Allowance for returns and discounts	(3,294)	(3,677)

Net customer receivables	$27,744	$38,074

NOTE C—INVENTORIES

The components of inventories were:

	APRIL 30
(in thousands)	2008	2007
Raw materials	$13,062	$16,615
Work-in-process	35,185	41,274
Finished goods	11,440	12,020

Total FIFO inventories	59,687	69,909
Reserve to adjust inventories to LIFO value	(12,706)	(13,560)

Total LIFO inventories	$46,981	$56,349

After tax earnings were impacted by $136,000 and $71,000 in fiscal year 2008 and 2007, respectively, as a result of liquidation of LIFO based inventories.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT 29

NOTE D—PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were:

	APRIL 30
(in thousands)	2008	2007
Land	$3,149	$3,440
Buildings and improvements	88,482	82,832
Buildings and improvements—capital leases	20,356	20,356
Machinery and equipment	183,524	179,646
Machinery and equipment—capital leases	29,773	29,749
Construction in progress	4,162	10,171

	329,446	326,194

Less accumulated amortization and depreciation	(178,606)	(159,373)

Total	$150,840	$166,821

Amortization and depreciation expense on property, plant and equipment amounted to $22.3 million, $23.1 million, and $23.3 million, in fiscal 2008, 2007, and 2006, respectively.

NOTE E—LOANS PAYABLE AND LONG-TERM DEBT

Maturities of long-term debt are as follows:

	FISCAL YEARS ENDING APRIL 30
(in thousands)	2009	2010	2011	2012	2013	2014 AND THEREAFTER	TOTAL OUTSTANDING
Term credit facility	$—	$—	$—	$—	$10,000	$—	$10,000
Economic development loans	—	—	—	—	—	2,234	2,234
Term loans	381	366	390	415	413	3,530	5,495
Capital lease obligations	483	493	503	512	523	6,664	9,178

Total	$864	$859	$893	$927	$10,936	$12,428	$26,907

Less current maturities							$864

Total long-term debt							$26,043

The Company amended and restated its primary credit facility during fiscal 2008. The amended and restated credit facility is unsecured and provides for a five-year, $40 million revolving line of credit and a $10 million, five-year term loan which expire on December 13, 2012. Borrowings under the credit facility bear interest at the London InterBank Offered Rate (LIBOR) (3.02% at April 30, 2008) plus a spread ranging from 0.50% to 1.25% at April 30, 2008 (0.50% at April 30, 2008), based on the ratio of Total Funded Indebtedness to earnings, before deduction of interest and taxes, plus depreciation, amortization and non-cash employee compensation (Consolidated EBITDA). Funded indebtedness is the total of senior debt, letter of credit obligations, stockholder debt, subordinated debt, the value of all capitalized and synthetic leases and funded indebtedness of other persons secured or guaranteed by the Company. The Company incurs a fee for amounts not used under the revolving credit facility. The non-usage fee is included in interest expense and was $56,235, $50,498, and $52,073 for 2008, 2007, and 2006, respectively, or 0.2% of the amount not borrowed. There were no amounts outstanding under the revolving credit facility at April 30, 2008 and 2007.

The interest rate on the five-year term loan was fixed at 6.0% through May 31, 2006, via an interest rate swap. The notional amount of the swap agreement was $10 million. Under the terms of the interest rate swap, the Company received variable interest rate payments based on LIBOR and made fixed interest rate payments of 6.0% thereby creating the equivalent of fixed rate debt. Interest paid on the swap agreement was $155,719 and $415,631 for the years ended April 30, 2007 and 2006, respectively. Net amounts received or paid under interest rate swap agreements were accrued as an adjustment to interest expense.

30	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

In 2005, the Company entered into two separate loan agreements that were amended in 2008 with the Maryland Economic Development Corporation and the County Commissioners of Allegany County as part of the Company’s capital investment and operations at the Allegany County, Maryland site. These loan agreements and their balances at April 30, 2008 and 2007, were $1,484,000 and $750,000, respectively, and expire at December 31, 2016, bearing interest at a fixed rate of 3%. These loan agreements are secured by mortgages on the manufacturing facility constructed in Allegany County, Maryland. These loan agreements defer principal and interest during the term of the obligation and forgive any outstanding balance at December 31, 2016, if the Company complies with certain employment levels at the facility.

In 2002, the Company entered into a loan agreement with the Perry, Harlan, Leslie, Breathitt Regional Industrial Authority (a.k.a. Coal-fields Regional Industrial Authority, Inc.) as part of the Company’s capital investment and operations at the Hazard, Kentucky site. This debt facility is a $6 million term loan, which expires November 13, 2017, bearing interest at a fixed rate of 2%. It is secured by a mortgage on the manufacturing facility constructed in Hazard, Kentucky. The loan requires annual debt service payments consisting of principal and interest with a fixed balloon payment of $1.6 million at loan expiration. The outstanding amount as of April 30, 2008 and 2007 was $4,975,000 and $5,211,000, respectively.

In 2001, the Company entered into a loan agreement with the West Virginia Economic Development Authority as part of the Company’s capital investment at the Moorefield, West Virginia site. This debt facility is a $1 million term loan which expires January 12, 2013, bearing interest at a fixed rate of 5.9%. It is secured by a Deed of Trust on the Moorefield, West Virginia site. The loan requires quarterly debt service of principal and interest. The balance outstanding at April 30, 2008 and 2007 was $520,000 and $665,000, respectively.

In 2004, the Company entered into a lease agreement with the West Virginia Economic Development Authority as part of the Company’s capital investment and operations at the South Branch plant located in Hardy County, West Virginia. This capital lease agreement is a $10 million term obligation, which expires at July 1, 2024, bearing interest at a fixed rate of 2%. The outstanding amount as of April 30, 2008 and 2007 was $9,178,000 and $9,652,000, respectively.

Certain of the Company’s loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. In addition to the assets previously discussed, certain of the Company’s property, plant and equipment are pledged as collateral under term loan agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements at April 30, 2008.

Interest paid was $986,000, $1,026,000, and $1,064,000, during fiscal 2008, 2007, and 2006, respectively.

Interest capitalized was $219,000, $178,000, and $149,000, during fiscal 2008, 2007, and 2006, respectively.

NOTE F—EARNINGS PER SHARE

The following table summarizes the computations of basic and diluted earnings per share:

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share amounts)	2008	2007	2006
Numerator used in basic and diluted earnings per common share:
Net income	$4,271	$32,561	$33,210

Denominator:
Denominator for basic earnings per common share—weighted-average shares	14,472	15,690	16,280
Effect of dilutive securities:
Stock options	68	286	306

Denominator for diluted earnings per common share—weighted-average shares and assumed conversions	14,540	15,976	16,586
Net income per share
Basic	$0.30	$2.08	$2.04
Diluted	$0.29	$2.04	$2.00

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	31

NOTE G—STOCK-BASED COMPENSATION

At April 30, 2008, the Company had stock-based compensation plans as described below. Total compensation expense related to stock-based awards granted under these plans for the fiscal years ended April 30, 2008 and 2007, was $5.3 million and $6.3 million, respectively. Effective May 1, 2006 and subsequent thereto, the Company recognizes stock-based compensation costs net of a forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimated the forfeiture rate for options granted during fiscal years 2008 and 2007 based on its historical experience.

The total income tax benefit recognized in the consolidated statement of operations for share-based awards for the fiscal years ended April 30, 2008 and 2007 in accordance with the provisions of SFAS 123(R) was $2,144,000 and $2,375,000, respectively. During the fiscal year ended April 30, 2006, in accordance with the provisions of APB 25, the total income tax benefit was $2,183,000.

STOCK OPTION PLANS

At April 30, 2008, the Company had stock option awards outstanding under five different plans: (1) 1999 stock option plan for employees, (2) 2004 stock incentive plan for employees, (3) 2000 stock option plan for non-employee directors, (4) 2005 stock option plan for non-employee directors, and (5) 2006 non-employee directors equity ownership plan. Stock options granted and outstanding under each of the plans vest evenly over a three-year period and have contractual terms ranging from four years to ten years. The exercise price of all stock options granted is equal to the fair market value of the Company’s common stock on the option grant date. No new grants will be made under the 2000 and 2005 plans for non-employee directors. As of April 30, 2008, there were 1,612,930 shares of future stock options that remained available for issuance under the 1999 stock option plan for employees, the 2004 stock incentive plan for employees, and 2006 non-employee directors equity ownership plan.

METHODOLOGY ASSUMPTIONS

For purposes of valuing stock option grants, the Company has identified two employee groups and one non-employee director group, based upon observed option exercise patterns. The Company uses the Black-Scholes option-pricing model to value the Company’s stock options for each of the three groups. Using this option-pricing model, the fair value of each stock option award is estimated on the date of grant. The fair value of the Company’s stock option awards is expensed on a straight-line basis over the vesting period of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s stock over a term at least equal to the expected term of the option granted. The expected term of stock option awards granted is derived from the Company’s historical exercise experience and represents the period of time that stock option awards granted are expected to be outstanding for each of the three identified groups. The expected term assumption incorporates the contractual term of an option grant, which is generally ten years for employees and from four years to ten years for non-employee directors, as well as the vesting period of an award. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option granted.

The weighted-average assumptions and valuation of the Company’s stock options were as follows:

	FISCAL YEARS ENDED APRIL 30
	2008	2007	2006
Weighted-average fair value of grants	$11.45	$14.48	$14.62
Expected volatility	29.7%	43.0%	50.3%
Expected term in years	5.3	5.2	6.0
Risk-free interest rate	5.01%	4.96%	3.89%
Expected dividend yield	0.7%	0.4%	0.4%

32	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

The following table summarizes stock option activity and related information under the stock option plans for the fiscal year ended April 30, 2006.

2006
Outstanding at beginning of year	1,796,171
Granted	370,740
Exercised	(94,100)
Expired or cancelled	(38,600)

Outstanding at April 30	2,034,211

Exercisable at April 30	1,178,305

Weighted-average prices (in dollars):
Outstanding at beginning of year	$23.81
Granted	29.40
Exercised	20.60
Expired or cancelled	27.51
Outstanding at April 30	24.96
Exercisable at April 30	$22.15

STOCK OPTION ACTIVITY

The following table presents a summary of the Company’s stock options activity for the fiscal years ended April 30, 2008 and 2007 (remaining contractual term [in years] and exercise prices are weighted-averages):

	NUMBER OF OPTIONS	REMAINING CONTRACTUAL TERM	EXERCISE PRICE	AGGREGATE INTRINSIC VALUE
				(in thousands)
Outstanding at April 30, 2006	2,034,211	6.7	$24.96	$18,859
Granted	521,888	8.1	33.07	764
Exercised	(682,538)	—	19.42	11,290
Cancelled or expired	(87,529)	—	30.52	370

Outstanding at April 30, 2007	1,786,032	6.5	$29.17	$10,019
Granted	426,600	9.2	$33.73	$—
Exercised	(44,716)	—	22.89	307
Cancelled or expired	(150,149)	—	34.34	8

Outstanding at April 30, 2008	2,017,767	6.3	$29.88	$398
Vested and expected to vest in the future at April 30, 2008	1,975,084	6.3	$29.80	$398
Exercisable at April 30, 2008	1,221,982	5.2	$27.87	$398
Available for grant at April 30, 2008	1,612,930

The aggregate intrinsic value in the previous table represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on April 30, 2008. This amount changes based on the fair market value of the Company’s common stock. Total intrinsic value of options exercised for the fiscal years ended April 30, 2008 and 2007, (based on the difference between the Company’s stock price on the respective exercise dates and the respective exercise prices, multiplied by the number of respective options exercised) was $0.3 million and $11.3 million, respectively. The total fair value of options vested for the fiscal years ended April 30, 2008 and 2007, was $6.1 million and $5.9 million, respectively.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	33

As of April 30, 2008, there was $5.5 million of total unrecognized compensation expense related to unvested stock options granted under the Company’s share-based compensation plans. This expense is expected to be recognized over a weighted-average period of 1.1 years.

Cash received from option exercises for the fiscal years ended April 30, 2008 and 2007, was an aggregate of $1.0 million and $13.2 million, respectively. The actual tax benefit realized for the tax deduction from option exercises of stock option awards totaled $75,000 and $4.5 million for the fiscal years ended April 30, 2008 and 2007, respectively.

The following table summarizes information about stock options outstanding at April 30, 2008 (remaining lives [in years] and exercise prices are weighted-averages):

OPTION PRICE PER SHARE	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	OPTIONS	REMAINING LIFE	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
$9.28–$14.93	82,000	3.7	$14.02	82,000	$14.02
$18.91–$24.21	230,100	4.0	22.70	230,100	22.70
$26.78–$28.97	511,102	6.6	27.95	410,080	27.69
$30.06–$34.87	1,152,644	7.2	32.93	463,620	32.09
$36.87–$44.59	41,921	4.2	39.80	36,182	40.19

	2,017,767			1,221,982

For the years ended April 30, 2008 and 2007, stock-based compensation expense was allocated as follows (in thousands):

	2008	2007
Cost of sales and distribution	$1,211	$1,256
Selling and marketing expenses	1,256	1,238
General and administrative expenses	2,810	3,793

Stock-based compensation expense, before income taxes	5,277	6,287
Less:
Income tax benefit	2,144	2,375

Total stock-based compensation expense, net of taxes	$3,133	$3,912

34	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

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

Profit sharing contributions in the form of company stock are 3% of after tax earnings, calculated on a quarterly basis and distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit sharing contributions of $196,000, $977,000, and $996,000, in fiscal 2008, 2007, and 2006, respectively.

The Company matches 401(k) contributions in the form of company stock at 50% of an employee’s contribution to the plan up to 4% of base salary for an effective maximum Company contribution of 2% of base salary. The expense for 401(k) matching contributions for this plan was $1,613,000, $1,592,000, and $1,600,000, in fiscal 2008, 2007, and 2006, respectively.

PENSION BENEFITS AND POSTRETIREMENT BENEFITS

The Company has two defined benefit plans covering virtually all of the Company’s employees. These plans provide defined benefits based on years of service and final average salary.

Effective April 30, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158). SFAS 158 requires the Company to recognize in its consolidated balance sheets the over-funded or underfunded status of its defined benefit pension plans and postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation. The Company must also recognize as a component of other comprehensive income, net of tax, the actuarial gains and losses and the prior service costs, credits and transition costs that arise during the period. As a result of adopting this standard, the Company reduced its intangible pension asset by $984,000 and increased its pension and postretirement benefits liabilities by $11.0 million in its consolidated balance sheet as of April 30, 2007, with a corresponding reduction to shareholders’ equity of $7.4 million (net of tax) reflected as an increase to accumulated other comprehensive loss. The adoption of SFAS 158 had no impact on years prior to fiscal 2007 and had no effect on the calculation of pension expense for fiscal 2007.

Included in accumulated other comprehensive loss at April 30, 2008 is $13.1 million ($8.1 million net of tax) related to net unrecognized actuarial losses, unrecognized prior service costs, and transition obligation asset that have not yet been recognized in net periodic pension or benefit costs. The Company expects to recognize $487 thousand ($290 thousand net of tax) in net actuarial losses, prior service costs, and transition obligation asset in net periodic pension and benefit costs during fiscal year 2009.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	35

The Company uses an April 30 measurement date for its benefit plans. The following provides a reconciliation of benefit obligations, plan assets and funded status of the Company’s noncontributory defined benefit pension plans as of April 30.

	PENSION BENEFITS
(in thousands)	2008	2007
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	$84,947	$71,818
Service cost	5,568	4,942
Interest cost	4,842	4,333
Amendments	—	72
Actuarial (gains) and losses	(12,624)	5,385
Benefits paid	(1,853)	(1,603)

Benefit obligation at end of year	$80,880	$84,947

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$70,933	$54,520
Actual return on plan assets	959	5,761
Company contributions	7,590	12,255
Benefits paid	(1,853)	(1,603)

Fair value of plan assets at end of year	$77,629	$70,933

Funded status of the plans	$(3,251)	$(14,014)
Unamortized prior service cost	836	983
Unrecognized net actuarial loss	12,216	21,225

Prepaid benefit cost	$9,801	$8,194

	PENSION BENEFITS
(in thousands)	2008	2007
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
Prepaid pension asset	$2,632	$—
Accrued benefit liability	(5,884)	(14,014)
Accumulated other comprehensive loss	13,053	22,208

Net amount recognized	$9,801	$8,194

	PENSION BENEFITS
(in thousands)	2008	2007	2006
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$5,568	$4,942	$5,359
Interest cost	4,842	4,333	4,019
Expected return on plan assets	(5,604)	(4,298)	(3,411)
Amortization of prior service cost	147	144	130
Recognized net actuarial loss	1,030	868	1,951

Benefit cost	$5,983	$5,989	$8,048

36	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

ACTUARIAL ASSUMPTIONS: The discount rate at April 30 was used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal pension plans follow:

	FISCAL YEARS ENDED APRIL 30
	2008	2007
WEIGHTED-AVERAGE ASSUMPTIONS
TO DETERMINE BENEFIT OBLIGATIONS
Discount rate	6.68%	5.76%
Rate of compensation increase	4.0%	4.0%
	FISCAL YEARS ENDED APRIL 30
	2008	2007	2006
WEIGHTED-AVERAGE ASSUMPTIONS
TO DETERMINE NET PERIODIC BENEFIT COST
Discount rate	5.76%	6.10%	5.46%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%	4.0%

In fiscal 2008, the Company determined the discount rate by referencing the AON Yield Curve. The Company believes that using a yield curve approach more accurately reflects changes in the present value of liabilities over time since each cash flow is discounted at the rate at which it could effectively be settled. Previously, the discount rate was based on Moody’s Aa corporate bond rate as of April 30.

The Company amortizes experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future working lifetime of the active participants.

The Company funds the pension plans in amounts sufficient to meet minimum funding requirements set forth in employee benefit and tax laws plus additional amounts the Company deems appropriate.

The Company’s pension plans’ weighted-average asset allocations at April 30, 2008 and 2007, by asset category are as follows:

	PLAN ASSET ALLOCATION
APRIL 30	2008 TARGET	2008 ACTUAL	2007 ACTUAL
Equity Funds	50.0%	50.8%	50.7%
Fixed Income Funds	50.0%	49.2%	49.3%

Total	100.0%	100.0%	100.0%

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	37

Within the broad categories outlined in the preceding table, the Company has targeted the following specific allocations: 22% Capital Preservation, 28% Bond, 20% Large Capital Growth, 20% Large Capital Value, 6% Small Capital, and 4% International.

CONTRIBUTIONS: The Company expects to contribute $6.6 million to its pension plans in fiscal 2009 which represents both required and discretionary funding.

ESTIMATED FUTURE BENEFIT PAYMENTS: The following benefit payments, which reflect expected future service, are expected to be paid:

FISCAL YEAR	BENEFIT PAYMENTS
(in thousands)
2009	$2,164
2010	2,272
2011	2,488
2012	2,674
2013	3,027
Years 2014–2018	$20,932

The Company currently provides retiree health care insurance benefits for a small number of retirees who retired prior to May 1, 1991. Postretirement benefits are not offered to any employees who have retired or will retire subsequent to May 1, 1991. The following provides a reconciliation of benefit obligations and funded status of the Company’s postretirement benefit plan as of April 30, 2008 and 2007:

(in thousands)	2008	2007
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligation at beginning of year	$876	$850
Interest cost	48	50
Contributions by plan participants	7	7
Actuarial loss (gain)	(73)	30
Benefits paid	(57)	(61)

Benefit obligation at end of year	$801	$876

FUNDED STATUS:
Funded status	$(801)	$(876)
Unamortized actuarial loss	5	78
Unrecognized net transition obligation	69	113

Net benefit liability	$(727)	$(685)

AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Accrued current benefit costs	$(68)	$(64)
Accrued noncurrent benefit cost	(733)	(812)
Accumulated other comprehensive loss	74	191

Total	$(727)	$(685)

There are no plan assets associated with the Company’s postretirement benefit plan.

The discount rate used to measure the year-end benefit obligation as of April 30, 2008 and the expense for the subsequent year was based on the AON Yield Curve. In fiscal 2007, the discount rate was based on Moody’s Aa corporate bond rate as of April 30. The discount rate actuarial assumptions used to determine the benefit obligations and earnings effects for the postretirement benefit plan follows:

	2008	2007
Discount rate	6.68%	5.76%

38	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

HEALTHCARE COST TREND ASSUMPTIONS

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits is 9.5% for fiscal 2008 and 9.0% for fiscal 2009. It is assumed the rate will decrease gradually to a rate of 5% in 2017 and remain level thereafter.

A one percentage point change in the assumed health care cost trend rate would have the following effects:

	IMPACT OF 1%	IMPACT OF 1%
(in thousands)	INCREASE	DECREASE
Increase (decrease)
Aggregate of 2007–2008 service and interest cost	$4.2	$(3.7)
Accumulated postretirement benefit obligation	$68.2	$(60.5)

NOTE I—INCOME TAXES

Income tax expense was comprised of the following:

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2008	2007	2006
CURRENT EXPENSE
Federal	$5,442	$14,646	$18,239
State	1,603	2,746	3,604

Total current expense	7,045	17,392	21,843

DEFERRED EXPENSE (BENEFIT)
Federal	(4,613)	803	(1,444)
State	(1,018)	422	92

Total deferred expense (benefit)	(5,631)	1,225	(1,352)

Total expense from continuing operations	$1,414	$18,617	$20,491
Other comprehensive income (loss)	3,576	(5,120)	4,345

Total comprehensive income tax expense	$4,990	$13,497	$24,836

The Company’s effective income tax rate varied from the federal statutory rate as follows:

	FISCAL YEARS ENDED APRIL 30
	2008	2007	2006
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:
Tax-free interest	-9.7%	-1.6%	-0.5%
General business credits	-7.0	-1.2	-1.0
Meals and entertainment	6.8	0.9	0.7
Domestic production deduction	-5.8	-0.8	-1.0
Other	-1.2	0.1	0.5

Total	-16.9%	-2.6%	-1.3%
Effective federal income tax rate	18.1%	32.4%	33.7%
State income taxes, net of federal tax effect	6.8	4.0	4.5

Effective income tax rate	24.9%	36.4%	38.2%

Income taxes paid were $6,458,000, $15,560,000, and $18,880,000 for fiscal years 2008, 2007, and 2006, respectively.

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	39

The significant components of deferred tax assets and liabilities were as follows:

	APRIL 30
(in thousands)	2008	2007
Deferred tax assets:
Pension and post postretirement benefits	$48	$4,144
Accounts receivable	4,918	3,932
Product liability	937	1,198
Employee benefits	7,342	5,353
Other	589	672

Total	13,834	15,299
Deferred tax liabilities:
Depreciation	12,374	15,202
Inventory	806	806
Other	—	692

Total	13,180	16,700
Net deferred tax asset (liability)	$654	$(1,401)

Management believes it is more likely than not that the Company will realize its gross deferred tax assets due to expected future income and reversal of taxable temporary differences.

NOTE J—ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” effective May 1, 2007. As a result of the adoption of FIN 48, the Company recognized no adjustment in the unrecognized income tax benefits that existed at April 30, 2007. On May 1, 2007, the Company had approximately $558,000 of unrecognized tax benefits accrued. Of this amount, approximately $363,000 would affect the effective tax rate if recognized. The liability for unrecognized tax benefits at April 30, 2008 is $458,000, including $298,000 which would affect the effective tax rate if recognized. It is reasonably possible that the amount of liability for unrecognized tax benefits will significantly change in the next twelve months; however, the Company is not able to reasonably estimate the amount of the change at this time, and does not expect the change to have a material impact on the Company’s financial statements.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

(in thousands)	GROSS UNRECOGNIZED TAX BENEFITS
Balance at May 1, 2007	$558

Additions based on tax positions related to the current year	35
Additions for tax positions of prior years	16
Reductions for tax positions related to prior years	(137)
Expiration of the statute of limitations	(14)

Balance at April 30, 2008	$458

Consistent with prior policy, the Company classifies interest on underpayments of income tax as “Interest Expense” and classifies penalties in connection with underpayments of tax as “Other Expense.” As of May 1, 2007, the Company had liabilities of $71,000 and $253,000, for interest and penalties, respectively. As of April 30, 2008, the Company had liabilities of $64,000 and $167,000 for interest and penalties, respectively. During the year ended April 30, 2008, the Company recognized $86,000 as other income from reversal of penalties, and a reduction to interest expense of $7,000.

With minor exceptions, the Company is currently open to audit by the tax authorities for tax years ending April 30, 2005 through April 30, 2007. The Company is currently not under federal audit. The Company is under audit by the State of West Virginia for fiscal tax years 2005, 2006, and 2007.

40	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

NOTE K—COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS

The Company is involved in suits and claims in the normal course of business, including product liability and general liability claims, in addition to claims pending before the EEOC. On at least a quarterly basis, the Company consults with its legal counsel to ascertain the reasonable likelihood that such claims may result in a loss. As required by Statement of Financial Accounting Standards No. 5 (SFAS 5), the Company categorizes the various suits and claims into three categories according to their likelihood for resulting in potential loss: those that are probable (i.e., more likely than not), those that are reasonably possible, and those that are deemed to be remote. The Company accounts for these loss contingencies in accordance with SFAS 5. Where losses are deemed to be probable and estimable, accruals are made. Where losses are deemed to be reasonably possible, a range of loss estimates is determined. Where no loss estimate range can be made, the Company and its counsel perform a worst-case estimate. In determining these loss range estimates, the Company considers known values of similar claims and consultation with its independent counsel.

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

The following is a reconciliation of the Company’s warranty liability:

(in thousands)	2008	2007
PRODUCT WARRANTY RESERVE
Beginning balance	$3,105	$5,387
Accrual for warranties	11,103	15,912
Settlements	(11,780)	(18,194)

Ending balance at fiscal year end	$2,428	$3,105

LEASE AGREEMENTS

The Company leases certain office buildings, manufacturing buildings, service centers, and equipment. Total rental expenses under operating leases amounted to approximately $8,872,000, $9,484,000, and $9,229,000, in fiscal 2008, 2007, and 2006, respectively. Minimum rental commitments as of April 30, 2008, under noncancelable leases are as follows:

FISCAL YEAR	OPERATING	CAPITAL
	(in thousands)	(in thousands)
2009	$4,400	$662
2010	3,606	662
2011	2,922	662
2012	1,876	662
2013	1,682	662
2014 (and thereafter)	5,580	7,450

	$20,066	$10,760

Less amounts representing interest (2%)		(1,582)

Total obligations under capital leases		$9,178

RELATED PARTIES

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain former executive officers, including one current member of the Board of Directors, of the Company to lease an office building constructed and owned by the partnership. The Company has subsequently renewed this lease in accordance with company policy and procedures which includes approval by the Board of Directors. As of April 30, 2008, the Company is in the third year of the latest five-year renewal period. Under this agreement, rental expense was $445,000, $437,000, and $428,000, in fiscal 2008, 2007, and 2006, respectively. Rent during the remaining term of approximately $454,000 annually (included in the preceding table) is subject to adjustment based upon changes in the Consumer Price Index.

NOTE L—CREDIT CONCENTRATION

Credit is extended to customers based on an evaluation of the customer’s financial condition and generally collateral is not required. The Company’s customers operate in the new home construction and home remodeling markets.

The Company maintains an allowance for bad debt based upon management’s evaluation and judgment of potential net loss. The allowance is estimated based upon historical

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	41

experience, the effects of current developments and economic conditions, and of customers’ current and anticipated financial condition. Estimates and assumptions are periodically reviewed and updated. Any resulting adjustments to the allowance are reflected in current operating results.

At April 30, 2008, the Company’s two largest customers, Customers A and B represented 20.9% and 39.7% of the Company’s gross customer receivables, respectively. At April 30, 2007, Customers A and B represented 25.1% and 31.9% of the Company’s gross customer receivables, respectively.

The following table summarizes the percentage of sales to the Company’s two largest customers for the last three fiscal years:

	PERCENT OF ANNUAL GROSS SALES
	2008	2007	2006
Customer A	36.6	35.5	31.1
Customer B	32.8	30.0	30.7

NOTE M—RESTRUCTURING CHARGES

In January, 2008, the Company committed to closing its smallest manufacturing plant, which is located in Minnesota. This initiative impacted approximately 80 employees. This decision was made to improve alignment within the Company’s manufacturing operations and improve efficiency. The Company expects to incur total pre-tax exit costs of $1.1 million related to this shut-down initiative, including severance and separation costs of $0.6 million and $0.5 million for equipment, inventory, and facilities-related expenses.

During fiscal 2008, the Company recognized $0.5 million of the severance and separation costs pertaining to the aforementioned plant closure initiative, as well as an additional $0.6 million of costs related to severance and separation expenses associated with headcount reductions across its 14 manufacturing plants. In addition, the Company also recognized an asset impairment charge of $0.1 million relating to assets and $0.3 million relating to inventory at the facility that was closed. The total costs provided during fiscal 2008 aggregated $1.5 million and these costs are recognized in Cost of Sales and Distribution expenses. The Company expects to incur substantially all of the remaining costs related to the closure of the Minnesota plant during the first quarter of fiscal 2009.

The Minnesota plant is being marketed for sale by the Company and the plant’s net book value of $1.4 million, which the Company believes is fully recoverable, is classified as Other Assets at April 30, 2008.

NOTE N—QUARTERLY FINANCIAL DATA (UNAUDITED)

FY 2008	7/31/07	10/31/07	1/31/08	4/30/08
(in thousands, except share amounts)
Net sales	$166,056	$160,231	$132,837	$143,302
Gross profit	34,309	27,709	17,712	23,397
Income before income taxes	7,935	1,674	(4,413)	489
Net income	5,104	1,152	(2,021)	36
Earnings per share
Basic	$0.34	$0.08	$(0.14)	$—
Diluted	$0.34	$0.08	$(0.14)	$—

FY 2007	7/31/06	10/31/06	1/31/07	4/30/07
(in thousands, except share amounts)
Net sales	$222,752	$210,818	$161,224	$166,131
Gross profit	49,111	42,863	29,068	34,777
Income before income taxes	21,635	14,819	5,318	9,406
Net income	13,414	9,188	3,779	6,180
Earnings per share
Basic	$0.84	$0.58	$0.24	$0.40
Diluted	$0.82	$0.57	$0.24	$0.40

42	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

report of independent registered public accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS AMERICAN WOODMARK CORPORATION:

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation (the Company), as of April 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of American Woodmark Corporation as of April 30, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, effective May 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. Also, as discussed in Note A to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of April 30, 2007. Also, as discussed in Note J to the consolidated financial statements, effective May 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 9, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Roanoke, Virginia July 9, 2008

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	43

management’s report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008. In making its assessment, Management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management concluded that based on its assessment, American Woodmark Corporation’s internal control over financial reporting was effective as of April 30, 2008. The Company’s internal control over financial reporting as of April 30, 2008, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which appears in this Annual Report to Shareholders.

Kent B. Guichard President and Chief Executive Officer

Jonathan H. Wolk Vice President and Chief Financial Officer

44	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

report of independent registered public accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS AMERICAN WOODMARK CORPORATION:

We have audited American Woodmark Corporation’s (the Company’s) internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of April 30, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2008, and our report dated July 9, 2008 expressed an unqualified opinion on those consolidated financial statements.

Roanoke, Virginia July 9, 2008

AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT	45

stock performance graph

Set forth below is a graph comparing the five-year cumulative total shareholder return, including reinvestment of dividends, from investing $100 on May 1, 2003 through April 30, 2008 in American Woodmark Corporation common stock, the Russell 2000 Index, and the S&P Household Durables Index:

46	AMERICAN WOODMARK CORPORATION® 2008 ANNUAL REPORT

DIRECTORS AND EXECUTIVE OFFICERS

William F. Brandt, Jr.

Director;

Former Chairman and Chief Executive Officer

Martha M. Dally

Director;

Chair of the Nominating and Governance Committee,

and member of the Compensation Committee

Retired Vice President Customer Service of Sara Lee Corporation

James G. Davis, Jr.

Director;

Chairman of the Compensation Committee

President and Chief Executive Officer of James G. Davis Construction

Corporation

S. Cary Dunston

Senior Vice President, Manufacturing and Logistics

James J. Gosa

Director;

Chairman and Former Chief Executive Officer

Kent B. Guichard

Director;

President and Chief Executive Officer

Daniel T. Hendrix

Director;

Member of the Compensation Committee

President and Chief Executive Officer of Interface, Incorporated

Kent J. Hussey

Director;

Chairman of the Audit Committee

Chief Executive Officer of Spectrum Brands, Incorporated

G. Thomas McKane

Director;

Member of the Audit Committee and the Nominating and Governance Committee

Retired Chairman of A.M. Castle & Company.

Carol B. Moerdyk

Director;

Member of the Audit Committee

and the Nominating and Governance Committee Retired Senior Vice President International of OfficeMax, Incorporated

Jonathan H. Wolk

Vice President and Chief Financial Officer; Corporate Secretary

CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders of American Woodmark Corporation will be held on August 21, 2008, at 9:00 a.m. at the Museum of the Shenandoah Valley, 901 Amherst Street in Winchester, Virginia.

ANNUAL REPORT ON FORM 10-K

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2008,

may be obtained free of charge by writing:

Glenn Eanes Vice President & Treasurer

American Woodmark Corporation

PO Box 1980

Winchester, VA 22604-8090

CORPORATE HEADQUARTERS

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(540) 665-9100

MAILING ADDRESS

PO Box 1980

Winchester, VA 22604-8090

TRANSFER AGENT

American Stock Transfer & Trust Company

(800) 937-5449

SHAREHOLDER INQUIRES

Investor Relations

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(540) 665-9100

www.americanwoodmark.com

American WoodmarkTM is a trademark of American Woodmark Corporation®

Printed in U.S.A. © 2008 American Woodmark Corporation®

Printed on recycled paper

Design by Phoenix Creative Group, www.phoenixcreativegroup.com

AMERICAN WOODMARK
CORPORATION

3102 Shawnee Drive
Winchester, Virginia 22601-4208

(540) 665-9100
(540) 665-9176 Fax

www.americanwoodmark.com