Form 10-K, Exhibit 13
period 2010-04-30
AMERICAN WOODMARK CORP
filed 2010-06-30
CIK 794619

Exhibit 13

American Woodmark

2010

Annual Report

table of

contents

1 Mission Statement

2 Company Profile

3 Financial Highlights

3 Market Information

4 Letter from the Chief Executive Officer

11 Five-Year Selected Financial Information

12 Management’s Discussion and Analysis

24 Consolidated Financial Statements

28 Notes to Consolidated Financial Statements

45 Report of Independent Registered Public Accounting Firm

46 Management’s Report on Internal Control over Financial Reporting

47 Report of Independent Registered Public Accounting Firm-Internal Control over Financial Reporting

48 Stock Performance Graph

49 Directors and Executive Officers

49 Corporate Information

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

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 1

company profile

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company operates 11 manufacturing facilities located in Arizona, Georgia, Indiana, Kentucky, Maryland, Tennessee, Virginia, and West Virginia and 9 service centers across the country.

American Woodmark Corporation was formed in 1980 and became a public company through a common stock offering in 1986.

The Company offers approximately 435 cabinet lines in a wide variety of designs, materials, and finishes. Products are sold across the United States through a network of independent distributors and directly to home centers and major builders. Approximately 71% of sales during fiscal 2010 were to the remodeling market and 29% to the new home market.

The Company believes it is one of the three largest manufacturers of kitchen cabinets in the United States.

2 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

financial highlights

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share data)	2010[1]	2009[1]	2008
OPERATIONS
Net sales	$406,540	$545,934	$602,426
Operating income (loss)	(37,256)	(7,161)	4,382
Net income (loss)	(22,341)	(3,234)	4,271
Earnings (loss) per share
Basic	$(1.58)	$(0.23)	$0.30
Diluted	(1.58)	(0.23)	0.29
Average shares outstanding
Basic	14,146	14,055	14,472
Diluted	14,146	14,055	14,540
FINANCIAL POSITION
Working capital	$73,465	$95,371	$87,354
Total assets	282,433	303,737	314,799
Long-term debt, less current maturities	25,582	26,475	26,043
Shareholders’ equity	175,318	203,682	214,634
Long-term debt to capital ratio[2]	12.7%	11.5%	10.8%

[1]

The Company performed a reduction-in-force of salaried personnel and announced plans to realign its manufacturing network during fiscal 2009. The impact of these initiatives in fiscal 2009 reduced operating income (loss), net income (loss), and earnings (loss) per share by $9,743,000, $6,050,000, and $0.43, respectively. During fiscal 2010, these same initiatives reduced operating income (loss), net income (loss), and earnings (loss) per share by $2,808,000, $1,722,000, and $0.12, respectively.

[2]	Defined as long-term debt, less current maturities, divided by the sum of long-term debt and shareholder’s equity.

market information

American Woodmark Corporation common stock is quoted on The NASDAQ Global Select Market under the “AMWD” symbol. Common stock per share market prices and cash dividends declared during the last two fiscal years were as follows:

	MARKET PRICE		DIVIDENDS DECLARED
(in dollars)	High	Low
FISCAL 2010
First quarter	$24.99	$17.35	$0.09
Second quarter	25.33	18.67	0.09
Third quarter	21.12	18.21	0.09
Fourth quarter	25.72	18.11	0.09

FISCAL 2009
First quarter	$25.33	$18.91	$0.09
Second quarter	32.42	14.25	0.09
Third quarter	20.32	12.99	0.09
Fourth quarter	21.97	13.27	0.09

As of May 18, 2010, there were approximately 5,800 shareholders of record of the Company’s common stock. Included are approximately 65% of the Company’s employees, who are shareholders through the American Woodmark Stock Ownership Plan. The Company pays dividends on its common stock each fiscal quarter. Although the Company presently intends to continue to declare cash dividends on a quarterly basis for the foreseeable future, the determination as to the payment and the amount of any future dividends will be made by the Board of Directors from time to time and will depend on the Company’s then-current financial condition, capital requirements, results of operations and any other factors then deemed relevant by the Board of Directors.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 3

to our shareholders

As I write to you this year, we are now four years into the downside of the housing cycle. Our choices in this environment have sometimes been difficult, but we have endeavored to make them with the long term interests of our constituents in mind and according to the mission and values of the organization. I remain encouraged by the relative performance of the Company, proud of the effort and accomplishments of our employees, and optimistic about our prospects.

Over the past year, the accumulation of economic, social, and political events resulted in new construction and remodeling reaching the lowest levels in over fifty years. Total housing starts dropped below 500,000 annualized units in April 2009, a full two thirds below the long term average of 1.5 million units. Single family starts were below 400,000 annualized units for the first four months of calendar 2009, and barely made it to 500,000 units in just two months of the entire year. Remodeling activity was also severely depressed with residential investment as a percent of gross domestic product dropping to 2.5%, down from the long term average of approximately 4% and a high in 2005 of 63%.

KENT B. GUICHARD Chairman and CEO

4 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

In my letter to you last year, I outlined what I believed we needed to stabilize the industry and begin the road to recovery. We needed flat to slightly increasing home prices to convince potential buyers that waiting to purchase would not be financially beneficial. We needed affordable and available credit. We needed unemployment to crest, reducing the insecurities of those both with and without jobs. We needed a reason to feel optimistic.

Last year I also expressed concern that we were unlikely to get what we needed in fiscal 2010. Unfortunately, my concerns largely became the reality. We did not get enough of what we needed. Home pricing began to stabilize during the year, but the banks and other lending institutions maintained a stranglehold on credit making the mortgage process long and arduous for even worthy borrowers. Unemployment continued to rise, made worse by those who were so dispirited that they gave up looking for work and dropped out of the official unemployment rate. The true economic impact was amplified by underemployment as scores of individuals found jobs with pay below their skill level. Insecurity remained a reality for many, if not most. And finally, political rancor and partisanship, fed by equally partisan and sensationalized media reporting, did nothing to return us to an optimistic view of the period ahead.

The overall drop in the market was greater for us during fiscal 2010 due to both our concentration in new construction markets across the Sunbelt, which were even harder hit than the overall industry, and a change in promotional tactics by the big box home improvement retailers. During the prior fiscal year, we received the benefit from a promotional calendar that focused on the value price point. This year the promotional calendar was more balanced, even weighted towards higher-end price points with rebates that increased as a percentage of the price the more consumers spent.

In this extreme environment, sales declined by over 25% to $407 million. The decline in volume negatively impacted gross profit performance. Gross profit declined 45% and the Company posted a net loss as we experienced de-leverage on both fixed and semi-fixed costs.

In the face of these challenges, I am proud to report that our employees performed admirably and continued to do outstanding work. We made the difficult decision at the end of fiscal 2009 to reduce the size of the organization. During the first half of fiscal 2010, teams of employees planned and executed the shutdown of operations at three facilities, changed the manufacturing location of 250,000 parts, moved one third of our finished goods production, and relocated almost $3 million of work-in-process inventory without any negative impact to our customers.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 5

Other teams made sure we stayed on course, continuing to implement our safety, quality, and LEAN manufacturing initiatives. We continued to develop and launch new products. We maintained and even increased our customer contact and support. Over the last four years, teams of talented employees have reduced our breakeven point by almost 50% without sacrificing our strategic programs. Truly remarkable work was performed by many dedicated individuals across all functions in all locations.

In spite of the pressures from declining sales and deteriorating net income performance, we continued to maintain the financial strength of the Company through careful balance sheet management. Total inventory turned better than once a month, a 7% improvement from fiscal 2009 and a 27% improvement from fiscal 2008. Accounts receivable collection in terms of days outstanding improved slightly from the prior year to less than 33 days. Debt to capital ended the year at 12.7%. Total cash, including restricted cash under our new bank agreement, was $67.7 million on April 30th.

As we turn the corner to fiscal 2011, many issues remain. The housing industry continues to operate far below normal levels. Homes in foreclosure or with delinquent payments are still widespread. Unemployment and underemployment continue to drag down the economy and our national outlook for the future. Financial issues overseas, particularly as they relate to the solvency of several states in the European Union, threatened to even further destabilize the financial sector. The public sector, particularly the environment in Washington, remains deeply divided.

Even with these issues, I remain optimistic. Demographics continue to support a positive view for housing. Driven by a birth rate much higher than Europe, Japan and China and by continued immigration, the United States population is projected to increase from the current 300 million to 400 million by 2050. We will continue to be a young nation with only one quarter of our population older than 60 in 2050, compared to thirty-one percent in China and forty-one percent in Japan. New household formation will continue at 1.25 to 1.40 million per year, driving the need for housing. We are at or near the top of virtually every measure of economic competitiveness. The United States is the leader in scientific and technological development, accounting for one third of all the research and development spending in the world.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 7

The average American worker is 10 times more productive than the average Chinese worker. We are a healthy, vibrant country that is constantly growing, creating and reinventing itself. The demand for quality owner-occupied housing will continue to be a central element of our economy. The dream of home ownership will remain deeply embedded in what it means to be American.

Shorter term, positive signs are emerging. Gross domestic product is growing. The stock market, while jittery, has recovered most of the value lost with retirement statements showing some restoration of individual wealth. Inflation remains well in hand. Interest rates are at all time lows. New construction permits and starts are showing growth over prior years. The economy is creating jobs.

I hope we have reached bottom of this housing cycle and are beginning the climb out. My analytical side thinks we have reached bottom and are beginning to climb out. My emotional side, however, just can’t bring itself to call the turn. We have been disappointed too many times over the last few years to call the recovery only to be disappointed again.

So we go on, hoping for a recovery but willing and prepared to successfully continue the journey in any environment. As we begin fiscal 2011, we will remain dedicated to the pursuit of our 2013 Vision to provide a Superior Customer Experience. We will maintain and even increase our contact with our customers to ensure we lead the industry in both the quality and quantity of touch points. We will continue to pursue our initiatives to improve operational efficiency and performance. We will protect our ability to respond to the inevitable upturn by sustaining production and organizational capacity. We will continue to invest in our future through employee training and development, new products, and new technology. We will stay on solid financial ground. We will continue to make choices in the long term best interests of our shareholders and our other constituents.

At the August 2009 Annual Meeting of Shareholders, Jake Gosa stepped down as Chairman of the Board. Jake joined American Wood mark in 1991 and for eighteen years was a driving force for positive change across the entire organization. He worked tirelessly for the benefit of our shareholders, our employees, our customers, our suppliers, and our communities.

8 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

Always a Servant Leader, placing the interests of the organization above his own, his contributions are immeasurable. As much as he will be missed, he prepared us to be even more successful as we move forward on our journey. On behalf of the entire American Woodmark family, we express our ultimate respect for his leadership and sincerest gratitude for his service.

In May 1980, Bill Brandt and three partners purchased the Cabinet Division from Boise Cascade and founded American Woodmark Corporation with a dream to create a successful organization based on a set of core principles and supporting values. Thirty years later our aspiration remains the same, to have an impact upon our industry and to build an organization that lives according to our Mission Statement.

Thirty years later, we have made significant progress towards that goal. Thirty years later, we are still working on our dream.

One hundred and fifteen proud men and women have been with us since our founding. To these individuals, and to all our employees, I express my appreciation and admiration for your hard work and dedication during challenging times. Fiscal 2010 was a difficult year. But it was also extremely rewarding to come to work each day, surrounded by great people building a great company.

Thank you for your continued support.

Kent B. Guichard
Chairman and Chief Executive Officer

10 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

FIVE-YEAR SELECTED FINANCIAL INFORMATION

	FISCAL YEARS ENDED APRIL 30
(in millions, except per share data)	2010[1,2]	2009[1,2]	2008[2]	2007[2]	2006
FINANCIAL STATEMENT DATA

Net sales	$406.5	$545.9	$602.4	$760.9	$837.7
Income (loss) before income taxes	(37.1)	(6.2)	5.7	51.2	53.7
Net income (loss)	(22.3)	(3.2)	4.3	32.6	33.2
Earnings (loss) per share:
Basic	(1.58)	(0.23)	0.30	2.08	2.04
Diluted	(1.58)	(0.23)	0.29	2.04	2.00
Depreciation and amortization expense	30.9	35.1	35.2	35.9	37.0
Total assets	282.4	303.7	314.8	348.7	378.9
Long-term debt, less current maturities	25.6	26.5	26.0	26.9	27.8
Total shareholders’ equity	175.3	203.7	214.6	226.1	241.7
Cash dividends declared per share	0.36	0.36	0.33	0.21	0.12
Average shares outstanding
Basic	14.1	14.1	14.5	15.7	16.3
Diluted	14.1	14.1	14.5	16.0	16.6

PERCENT OF SALES

Gross profit	12.0%	16.4%	17.1%	20.5%	17.9%
Selling, general and administrative expenses	20.5	15.9	16.4	14.0	11.5
Income (loss) before income taxes	(9.1)	(1.1)	0.9	6.7	6.4
Net income (loss)	(5.5)	(0.6)	0.7	4.3	4.0

RATIO ANALYSIS

Current ratio	2.5	2.6	2.6	2.4	2.2
Inventory turnover[3]	12.3	11.5	9.7	9.7	10.3
Collection period – days[4]	32.9	33.5	31.9	34.9	35.5
Percentage of capital (long-term debt plus equity):
Long-term debt, less current maturities	12.7%	11.5%	10.8%	10.6%	10.3%
Equity	87.3	88.5	89.2	89.4	89.7
Return on equity (average %)	(11.8)	(1.5)	1.9	13.9	14.5

[1]

The Company performed a reduction-in-force of salaried personnel and announced plans to realign its manufacturing network during fiscal 2009. The impact of these initiatives in fiscal 2009 reduced operating income (loss), net income (loss), and earnings (loss) per share by $9,743,000, $6,050,000, and $0.43, respectively. During fiscal 2010, these same initiatives reduced operating income (loss), net income (loss) and earnings (loss) per share by $2,808,000, $1,722,000, and $0.12, respectively.

[2]

The Company adopted the provisions of ASC 718 during fiscal 2007, which resulted in stock-based compensation expense, net of income taxes, of $2.7 million in fiscal 2010, $3.0 million in fiscal 2009, and $3.1 million in fiscal 2008, and $3.9 million in fiscal 2007.

[3]	Based on the average of beginning and ending inventory.
[4]	Based on the ratio of average monthly customer receivables to average sales per day.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 11

financial review

2010

management’s

discussion and analysis

RESULTS OF OPERATIONS

The following table sets forth certain income and expense items as a percentage of net sales.

	PERCENTAGE OF NET SALES Years Ended April 30
	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of sales and distribution	88.0	83.6	82.9
Gross profit	12.0	16.4	17.1
Selling and marketing expenses	14.0	11.0	11.9
General and administrative expenses	6.5	4.9	4.5
Restructuring charges	0.7	1.8	—
Operating income (loss)	(9.2)	(1.3)	0.7
Interest expense/other (income) expense	(0.1)	(0.2)	(0.2)
Income (loss) before income taxes	(9.1)	(1.1)	0.9
Income tax expense (benefit)	(3.6)	(0.5)	0.2
Net income (loss)	(5.5)	(0.6)	0.7

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and the related notes contained elsewhere herein.

12 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

FORWARD-LOOKING STATEMENTS

This report contains statements concerning the Company’s expectations, plans, objectives, future financial performance, and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In most cases, the reader can identify these forward-looking statements by words such as “anticipate,” “estimate,” “forecast,” “expect,” “believe,” “should,” “could,” “would,” “plan,” “may,” or other similar words. Forward-looking statements contained in this annual report, including Management’s Discussion and Analysis, are based on current expectations and our actual results may differ materially from those projected in any forward-looking statements. In addition, the Company participates in an industry that is subject to rapidly changing conditions and there are numerous factors that could cause the Company to experience a decline in sales and/or earnings or deterioration in financial condition. These include: (1) over-all industry demand at reduced levels, (2) economic weakness in a specific channel of distribution, (3) the loss of sales from specific customers due to their loss of market share, bankruptcy or switching to a competitor, (4) a sudden and significant rise in basic raw material costs, (5) a dramatic increase to the cost of diesel fuel and/or transportation related services, (6) the need to respond to price or product initiatives launched by a competitor, (7) the Company’s ability to successfully implement initiatives related to increasing market share, new products, maintaining and increasing its sales force and new product displays, and (8) sales growth at a rate that outpaces the Company’s ability to install new capacity. Additional information concerning the factors that could cause actual results to differ materially from those in forward-looking statements is contained in this report under the headings “Market Risks” and “Outlook for Fiscal 2011,” in the Company’s most recent annual report on Form 10-K for the fiscal year ended April 30, 2010, filed with the SEC, including Item 1A, “Risk Factors,” and Item 7A, “Quantitative and Qualitative Disclosures about Market Risk.” While the Company believes that these risks are manageable and will not adversely impact the long-term performance of the Company, these risks could, under certain circumstances, have a material adverse impact on its operating results and financial condition.

Any forward-looking statement that the Company makes, speaks only as of the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statements or cautionary factors, as a result of new information, future events or otherwise except as required by law.

OVERVIEW

American Woodmark Corporation manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. Its products are sold on a national basis directly to home centers, major builders and home manufacturers, and through a network of independent dealers and distributors. At April 30, 2010, the Company operated 11 manufacturing facilities and 9 service centers across the country.

During the Company’s fiscal year that ended on April 30, 2010 (fiscal 2010), the Company experienced a continuation of difficult housing market conditions that have prevailed since the housing market peaked four years ago. In new home construction, housing starts reached a 50-year low of only 584,000 during fiscal 2010, a decline of 19% compared with fiscal 2009, and of 72% compared with the 2.1 million housing starts in fiscal 2006. In the remodeling market, sales of existing homes during fiscal 2010 reached 5.4 million homes, a 12% improvement over the prior year’s low levels, but the median home price of houses sold declined by over 8%. Although existing home sales levels have shown improvement, the combination of declining home prices and increased unemployment levels have led to weak consumer confidence, causing the Company’s largest remodeling customers to experience double digit sales declines in the Company’s product category during fiscal 2010.

Because of these difficult market conditions, the Company’s net sales, gross profit and net income all declined during fiscal 2010. The Company’s fiscal 2009 results included the beneficial impact of a more favorable retail promotional environment that favored the Company’s products and price points. Because these favorable conditions were not repeated in the second half of fiscal 2010, the Company experienced a sales decline in its remodeling channel larger in magnitude than that of its retail customers.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 13

Conversely, the Company believes it gained market share in its new construction channel, as its mid-teens sales decline was less than the 19% reduction in housing starts.

Despite the present housing market downturn, the Company believes that the long-term fundamentals for the American housing market remain very positive, based upon continued population growth, relatively low interest rates, and other favorable demographic trends. Based upon this belief, the Company has continued to invest in improving its operations and its capabilities to service its customers. The Company remains focused on building its market share and has continued to invest in developing and launching new products while maintaining existing and deploying new product displays and related marketing collateral with its customers.

During fiscal 2009, the Company announced cost reduction initiatives, including a salaried reduction-in-force and closure of two of its oldest manufacturing plants and suspension of operations in a third plant. These initiatives were completed during the first quarter of fiscal 2010. The majority of the restructuring charges related to these actions were reflected in the Company’s results for fiscal 2009 and to a lesser degree in fiscal 2010.

Gross margin for fiscal 2010 was 12.0%, down from 16.4% in fiscal 2009. The reduction in the Company’s gross margin rate was driven primarily by unabsorbed manufacturing overhead costs and less efficient labor costs driven by lower sales volumes. Partly offsetting these adverse factors were favorable impacts from lower fuel and material costs, as well as reduced manufacturing overhead costs relating to the aforementioned plant closings.

The Company regularly assesses its long-lived assets to determine if any impairment has occurred. Although the direction of the housing market and its resultant impact upon the Company’s performance remains difficult, the Company continues to believe that the long-term fundamentals of population growth, demographics, job creation and long-term interest rates support a growing and vibrant housing economy in the future. The Company does not believe that its long-lived assets pertaining to its 11 manufacturing plants or any of its other long-lived assets were impaired as of April 30, 2010.

Restructuring charges recorded in connection with the Company’s cost reduction initiatives aggregated $(1.7) million net of tax in fiscal 2010 and $(6.0) million net of tax in fiscal 2009. Exclusive of these charges, the Company generated a net loss of $(20.6) million in fiscal 2010 and net income of $2.8 million in fiscal 2009.

RESULTS OF OPERATIONS

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2010	2009	2008	2010 VS. 2009 PERCENT CHANGE	2009 VS. 2008 PERCENT CHANGE
Net sales	$406,540	$545,934	$602,426	(25.5)%	(9.4)%
Gross profit	48,921	89,490	103,127	(45.3)	(13.2)
Selling and marketing expenses	56,935	60,033	71,875	(5.2)	(16.5)
General and administrative expenses	26,434	26,875	26,870	(1.6)	0.0
Interest expense	637	716	805	(11.0)	(11.1)

14 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

NET SALES

Net sales were $406.5 million in fiscal 2010, a decrease of $139.4 million, or 26% compared with fiscal 2009. Overall unit volume for fiscal 2010 was 23% lower than in fiscal 2009, driven primarily by weaker remodeling sales volume. Average revenue per unit decreased 3% in fiscal 2010, driven primarily by the increased proportion of new construction sales within the Company’s sales mix.

Net sales for fiscal 2009 decreased 9% to $545.9 million from $602.4 million in fiscal 2008. Overall unit volume for fiscal 2009 was 10% lower than in fiscal 2008, driven by weaker new construction and remodeling sales volume. Average revenue per unit increased 1% during fiscal 2009, driven primarily by an increased proportion of remodeling sales within the Company’s sales mix.

GROSS PROFIT

Gross profit as a percentage of sales decreased to 12.0% in fiscal 2010 as compared with 16.4% in fiscal 2009. The impact of reduced sales volume in fiscal 2010 created inefficiencies from unabsorbed manufacturing overhead and in labor productivity, which more than offset the beneficial impact of reduced overhead costs related to plant closures, reduction in diesel fuel and material costs, and the impact of a $1.3 million insurance recovery. Specific changes and additional information included:

•	Materials and freight costs decreased as a percentage of net sales by 0.8% during fiscal 2010 as compared with fiscal 2009, driven primarily by declines in diesel fuel and lumber prices.

•

Labor and overhead costs increased by 5.2% as a percentage of net sales compared with the prior year, as the 23% decline in volume caused reduced productivity of direct labor and under-absorption of fixed overhead costs that more than offset the $17.9 million reduction in overhead driven by the Company’s restructuring initiatives.

During fiscal 2009, the Company’s gross profit declined as a percentage of net sales from 17.1% to 16.4%. The impact of reduced sales volume in fiscal 2009 created inefficiencies from under-absorbed fixed overhead costs, which more than offset the beneficial impact from improvements in labor productivity. Specific changes and additional information included:

•	Material and freight costs were flat as a percentage of net sales compared with fiscal 2008, as the inflationary impact of rising fuel and materials costs were offset by lower lumber costs.

•

Labor and overhead costs increased 0.7% as a percentage of net sales compared with the prior year, driven by under-absorbed fixed overhead costs and increased medical costs that were somewhat offset by improved productivity.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses in fiscal 2010 were 14.0% of net sales, compared with 11.0% of net sales in fiscal 2009. The increased cost as a percent of sales in fiscal 2010 resulted from the 26% reduction in net sales that exceeded the 5% net reduction in spending as volume-based reductions in compensation costs were offset in part by increased promotional costs and increased business development activities compared with the prior year.

Selling and marketing expenses were 11.0% of net sales in fiscal 2009 compared with 11.9% in fiscal 2008. The lower cost as a percent of sales in fiscal 2009 was driven by reduced spending on advertising and promotions, product displays and literature that more than outpaced the decline in net sales.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 15

GENERAL & ADMINISTRATIVE EXPENSES

General and administrative expenses for fiscal 2010 declined by 2% compared with fiscal 2009, and represented 6.5% of net sales, compared with 4.9% of net sales for fiscal 2009. Declines associated with the Company’s pay-for-performance variable compensation program of $0.6 million and reduced bad debt expense of $0.3 million were partially offset by the absence of a prior year gain on the termination of a retiree health care plan of $0.6 million. As of April 30, 2010, the Company had receivables from customers with a higher perceived level of risk aggregating $0.1 million, of which $0.1 million had been reserved for potential uncollectibility.

General and administrative expenses in fiscal 2009 were flat with fiscal 2008 levels, and represented 4.9% of net sales, as compared with 4.5% of net sales for fiscal 2008. Increases associated with the Company’s pay-for-performance variable compensation program of $3.0 million were partially offset by costs from headcount reductions, a gain recognized from termination of a retiree health care plan of $0.6 million, and from reduced bad debt costs of $0.7 million. As of April 30, 2009, the Company had receivables from customers with a higher perceived level of risk aggregating $1.3 million, of which $0.5 million had been reserved for potential uncollectibility.

EFFECTIVE INCOME TAX RATES

The Company generated a pre-tax loss of $37.1 million during fiscal 2010. Based upon statutory tax rates in effect during the years to which this loss is carried back, as well as the impact of permanent tax differences for general business credits and the domestic production deduction, the Company’s effective tax rate was 39.7%.

The Company’s effective tax rate for fiscal 2009 was 47.4%, reflecting the impact of near break-even results, combined with general business credits and the domestic production deduction.

OUTLOOK FOR FISCAL 2011

The Company follows several indices, including but not limited to housing starts, existing home sales, mortgage interest rates, new jobs growth, GDP growth, and consumer confidence that it believes are near-term leading indicators of overall demand for kitchen and bath cabinetry. The Company believes that while these indicators collectively suggest the long-term economic outlook for housing is positive, the near-term outlook remains subdued.

Although total housing starts declined by 19% during the Company’s fiscal 2010, they had positive momentum as the fiscal year ended. The Company expects that total housing starts during its fiscal 2011 will approach 650,000, representing an increase of approximately 12% over fiscal 2010 levels.

The remodeling market appears to have stabilized, although the Company’s two largest customers reported declines in their cabinet sales for their fiscal quarters ended April 30, 2010. The Company expects that the cabinet remodeling market will improve modestly during its fiscal 2011 and end flat with that of fiscal 2010.

The Company expects that it will continue to benefit from the market share gains it has already achieved in its new construction channel, and will maintain its remodeling market share during fiscal 2011. The Company expects it will experience inflationary pressures in lumber, plywood and various other materials that could negatively impact profitability during fiscal 2011.

Additional risks and uncertainties that could affect the Company’s results of operations and financial condition are discussed elsewhere in this report, including under “Forward-Looking Statements”, and in the Company’s annual report on Form 10-K filed with the SEC, under “Risk Factors”.

16 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES

The Company terminated its primary credit facility with Bank of America, N.A. during the third quarter of fiscal 2010 and entered into a new $35 million secured revolving credit facility with Wells Fargo Bank, National Association (Wells Fargo). Pursuant to the terms of the Wells Fargo credit facility, at April 30, 2010, $14.4 million of the Company’s cash served as security for borrowings under this facility, and was classified as restricted cash. On April 30, 2010, the Company’s total cash, cash equivalents and restricted cash totaled $67.7 million, which represented a decrease of $15.1 million from April 30, 2009. Total debt was $26.5 million at April 30, 2010, $0.9 million lower than it was one year prior, and long-term debt, excluding current maturities, to capital was 12.7% at April 30, 2010, up from 11.5% at April 30, 2009.

OPERATING ACTIVITIES

The Company’s main source of liquidity is cash and cash equivalents on hand, cash generated from operating activities and available borrowing capacity under its credit facility. Primarily because of its non-cash operating expenses that are included in net income, the Company’s cash provided by operating activities has historically been considerably higher than the Company’s net income. During the three-year period ended April 30, 2010, the Company generated a total of $95.7 million in cash from operating activities, as compared with a cumulative net loss during this period of $21.3 million. Of the $117.0 million difference between these two amounts, $109.7 million related to non-cash depreciation and amortization and stock compensation expense.

Cash provided by operating activities in fiscal 2010 was $1.3 million, down significantly from $46.8 million in fiscal 2009. The $45.5 million reduction in cash provided by operating activities was primarily attributable to the $19.1 million increase in net loss, payments of previously accrued restructuring charges and severance costs of approximately $9 million, the building of an income tax benefit, of which nearly $10 million is expected to be collected during fiscal 2011, and declines in the amount of non-cash depreciation, amortization and stock compensation expense of $4.7 million. The Company’s net working capital contribution from changes in inventory and customer receivable levels was $4.6 million less favorable in fiscal 2010, offset by the Company’s utilization of pension credits that avoided the requirement to fund pension plan contributions of $5.0 million.

Cash provided by operating activities in fiscal 2009 was $46.8 million, compared with $47.6 million in fiscal 2008. The slight reduction in cash provided from operations compared with fiscal 2008 was primarily attributable to the $7.5 million reduction in net income, which was in turn driven primarily by accrued restructuring charges and asset write-offs of nearly $10 million, most of which did not require a cash payout during fiscal 2009.

INVESTING ACTIVITIES

The Company’s investing activities consist of capital expenditures and investments in promotional displays. Net cash used by investing activities in fiscal 2010 was $11.5 million, compared with $13.8 million in fiscal 2009 and $19.0 million in fiscal 2008. Additions to property, plant, and equipment for fiscal 2010 were $2.9 million, compared with $4.8 million in fiscal 2009 and $8.3 million in fiscal 2008.

During fiscal 2010, the Company reduced its investments in capital expenditures and promotional displays by $2.0 million and $0.3 million, respectively. During fiscal 2009, the Company also reduced its capital expenditures and promotional displays of $3.4 million and $1.8 million, respectively, compared with fiscal 2008. The reductions in capital expenditures were driven by declining sales and plant closures, while the reductions in promotional displays were driven by the Company’s remodeling customers reducing their new store growth and their store re-merchandising activities.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 17

FINANCING ACTIVITIES

The Company’s financing activities typically consist of returning a portion of its free cash flow (defined as cash provided by operating activities less cash used for investing activities) to its shareholders, and payments to satisfy its credit obligations, net of any proceeds received from the exercise of stock options.

The Company generated negative $10.2 million of free cash flow in fiscal 2010, which represented a reduction of $43.2 million from the free cash flow generated during fiscal 2009. The Company used $19.4 million for financing activities, which was considerably more than the $7.2 million used for financing activities in fiscal 2009. The two primary financing activity uses of cash in fiscal 2010 were $14.4 million to serve as security in the form of restricted cash for the Company’s new credit facility with Wells Fargo, and to pay dividends of $5.1 million to the Company’s common stockholders.

The Company generated free cash flow of $33.0 million in fiscal 2009, and chose to build its cash balance by $25.9 million to create additional financial flexibility, using only $7.2 million for financing activities, including $5.1 million to pay dividends and $2.5 million to repurchase stock.

The Company generated $28.6 million of free cash flow in fiscal 2008, and chose to use $29.8 million for financing activities, repurchasing $24.8 million of stock and paying $4.8 million of dividends.

Under a stock repurchase authorization approved by its Board of Directors in 2007, the Company is authorized to repurchase its common stock from time to time, when management believes the market price presents an attractive return on investment for its shareholders. At April 30, 2010, approximately $93.3 million remained authorized by the Company’s Board of Directors to repurchase shares of the Company’s common stock. The Company has purchased a total of 4.3 million shares of its common stock, for $126.7 million, since 2001. The Company made no stock repurchases in fiscal 2010.

The Company can borrow up to $35 million under the Wells Fargo credit facility; however, the Company’s aggregate debt with Wells Fargo cannot exceed the collateral value of the Company’s cash and specified investments held in accounts pledged to Wells Fargo. At April 30, 2010, $10 million of loans and $3.7 million of letters of credit were outstanding under the Wells Fargo facility, and $14.4 million of the Company’s cash was held as security. Under the terms of the Wells Fargo credit facility, the Company must maintain at the end of each fiscal quarter, a ratio of total liabilities to tangible net worth not greater than 0.9 to 1.0 and must comply with other customary affirmative and negative covenants. The Company’s ratio of total liabilities to tangible net worth at April 30, 2010 was 0.6 to 1.0. The credit facility does not limit the Company’s ability to use unrestricted cash to pay dividends or repurchase its common stock as long as the Company maintains the required ratio of total liabilities to tangible net worth. As of April 30, 2010, the Company was in compliance with all covenants specified in the credit facility.

There was no gain or loss realized in terminating the Company’s credit facility with Bank of America, N.A. or entering into the new facility with Wells Fargo.

Cash flow from operations combined with accumulated cash on hand and available borrowing capacity on the Company’s $25 million line of credit is expected to be more than sufficient to meet forecasted working capital requirements, service existing debt obligations, and fund capital expenditures for fiscal 2011.

18 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

The timing of the Company’s contractual obligations as of April 30, 2010 is summarized in the table below.

	FISCAL YEARS ENDED APRIL 30
(in thousands)	TOTAL AMOUNTS	2011	2012-2013	2014-2015	2016 AND THEREAFTER
Term credit facility	$10,000	$—	$10,000	$—	$—
Economic development loans	3,524	—	—	—	3,524
Term loans	4,748	390	828	718	2,812
Capital lease obligations	8,203	503	1,035	1,078	5,587
Interest on long-term debt(1)	3,050	534	948	592	976
Operating lease obligations	15,084	4,036	4,618	3,704	2,726
Pension contributions(2)	33,440	—	16,552	16,888	—

Total	$78,049	$5,463	$33,981	$22,980	$15,625

(1)

Interest commitments under interest bearing debt consists of interest under the Company’s primary loan agreement and other term loans and capitalized lease agreements. Amounts outstanding under the Company’s term credit facility includes a $10 million term note that bears a variable interest rate determined by the London Interbank Offered Rate (LIBOR) plus 1.25%. Interest under other term loans and capitalized lease agreements is fixed at rates between 2% and 6%. Interest commitments under interest bearing debt for the Company’s term credit facility are at LIBOR plus the spread as of April 30, 2010, throughout the remaining term of the facility.

(2)

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

As discussed in the Overview section, the present U.S. housing market conditions rank among the worst in 50 years. Consequently, unless the Company is able to gain sufficient market share to offset these difficult conditions, sales could be reduced and net losses could increase.

On April 30, 2010, the Company had no material exposure to changes in interest rates for its debt agreements.

The Company does not currently use commodity or interest rate derivatives or similar financial instruments to manage its commodity price or interest rate risks.

For additional discussion of risks that could affect the Company and its business, see “Forward-Looking Statements” above and “Risk Factors” in the Company’s most recent annual report on Form 10-K filed with the SEC.

OFF-BALANCE SHEET ARRANGEMENTS

As of April 30, 2010 and 2009, the Company had no off-balance sheet arrangements other than operating leases.

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

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 19

Management regularly reviews these critical accounting policies and estimates with the Audit Committee of the Board of Directors.

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

The Company recognizes revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under current U.S. generally accepted accounting principles. Collection is reasonably assured as determined through an analysis of accounts receivable data, including historical product returns and the evaluation of each customer’s ability to pay. Allowances for sales returns are based on the historical relationship between shipments and returns. The Company believes that its historical experience is an accurate reflection of future returns.

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

The estimated cost, benefits, and pension obligation of these plans are determined using various assumptions. The most significant assumptions are the long-term expected rate of return on plan assets, the discount rate used to determine the present value of the pension obligations, and the future rate of compensation level increases. The Company determines the discount rate by referencing the AON Yield Curve, The Company believes that using a yield curve approach more accurately reflects changes in the present value of liabilities over time since each cash flow is discounted at the rate at which it could effectively be settled. The long-term expected rate of return on plan assets reflects the current mix of the plan assets invested in equities and bonds. The future rate of compensation levels reflects expected salary trends.

The following is a summary of the potential impact of a hypothetical 1% change in actuarial assumptions for the discount rate, rate of compensation, expected return on plan assets, and consumer price index.

(in millions)	IMPACT OF 1% INCREASE	IMPACT OF 1% DECREASE
(decrease) increase
Effect on annual pension expense	$(1.6)	$1.8
Effect on projected pension benefit obligation	$(15.9)	$20.3

20 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

Pension expense for fiscal 2010 and the assumptions used in that calculation are presented in Note H of the Consolidated Financial Statements. At April 30, 2010, the discount rate was 5.91% compared to 7.16% at April 30, 2009. The expected return on plan assets is 8.0%, which is consistent with fiscal 2009. The assumed rate of increase in compensation levels is 4.0% for the year ended April 30, 2010, unchanged from the prior fiscal year.

The performance of the Company’s pension plans is largely dependent on the assumptions used to measure the obligations of the plans and to estimate future performance of the plans’ invested assets. Over the past two measurement periods, the material deviations between results based on assumptions and the actual plan performance have been as a result of the changes to the discount rate used to measure the plans’ benefit obligations and the actual return on plan assets. Under accounting guidelines, the discount rate is to be set to market at each annual measurement date. From the fiscal 2008 to fiscal 2009 measurement dates, the discount rate increased from 6.68% to 7.16%, which was the primary driver in an actuarial gain of $8.1 million. From the fiscal 2009 to fiscal 2010 measurement dates, the discount rate decreased from 7.16% to 5.91%, which was the primary driver in the actuarial loss of $21.7 million.

The Company strives to balance expected long-term returns and short-term volatility of pension plan assets. Favorable and unfavorable differences between the assumed and actual returns on plan assets are generally amortized over a period no longer than the average future working lifetime of the active participants. The actual rates of return on plan assets realized, net of investment manager fees were 21.5%, (16.8)%, and 1.5% for fiscal years 2010, 2009, and 2008, respectively.

The fair value of plan assets at April 30, 2010 was $78.4 million compared to $67.3 million at April 30, 2009. The Company’s projected benefit obligation exceeded plan assets by $29.1 million in fiscal 2010 and $12.9 million in fiscal 2009. The Company’s $16.2 million increase in its net under-funded position during 2010 was driven primarily by the Company’s $21.7 million actuarial losses due to the decrease in the discount rate used, offset in part by a higher actual return on plan assets than expected. The Company expects its pension expense for fiscal 2011 to increase from $5.0 million in fiscal 2010 to $6.9 million in fiscal 2011, due primarily to a further decrease in the discount rate and corresponding increase in amortization of unrecognized actuarial losses. Under the requirements of the Pension Protection Act of 2006, the Company was not required to make mandatory contributions to its pension plans in either fiscal 2010 or in fiscal 2011. Accordingly, no contributions were made to the plans during fiscal 2010, and the Company does not plan to make any contributions in fiscal 2011.

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

STOCK-BASED COMPENSATION EXPENSE. The calculation of stock-based compensation expense involves estimates that require management’s judgment. These estimates include the fair value of each stock option and restricted stock unit award granted. Stock option awards are estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: expected volatility and expected term.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 21

The Company estimates expected volatility based on the historical volatility of the Company’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under the Company’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding.

For performance-based restricted stock units, the Company estimates the number of shares that will be granted upon satisfaction of the performance conditions, based upon actual and expected future operating results. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of significant management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period. See Note G to the Consolidated Financial Statements for further discussion on stock-based compensation.

VALUATION OF DEFERRED TAX ASSETS. The Company considers the need for a valuation allowance against its deferred tax assets. The Company performed an analysis and determined that it did not need to record a valuation allowance at April 30, 2010 and 2009. The Company considered all available evidence, both positive and negative, in determining the need for a valuation allowance. Based upon this analysis, including a consideration of recent losses, management determined that it is more likely than not that its deferred tax assets will be realized through expected future income and the reversal of taxable temporary differences. The Company will continue to update this analysis on a periodic basis, and changes in expectations about future income or the timing of the reversal of taxable temporary differences could cause the Company to record a valuation allowance in a future period.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 105, “Generally Accepted Accounting Principles,” (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP). References made to FASB guidance throughout this document have been updated for the Codification.

In May 2009, the Company adopted the accounting principles established by FSP 157-2, “Partial Deferral of the Effective Date of SFAS 157,” which is now part of ASC Topic 820, “Fair Value Measurements and Disclosures,” (ASC 820). This guidance delayed the effective date of ASC 820 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities. Adoption of ASC 820 has had no impact upon the Company’s results of operations or its financial position; however, the adoption of ASC 820 resulted in expanded disclosure within the Notes to Consolidated Financial Statements.

In December 2007, the FASB issued guidance now codified as ASC Topic 805, “Business Combinations,” (ASC 805) and ASC Topic 810, “Consolidation,” (ASC 810). ASC 805 modifies certain aspects of how the acquiring entity recognizes and measures the identifiable assets, the liabilities assumed and the goodwill acquired in a business combination. ASC 810 established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 805 and ASC 810 were each adopted by the Company on May 1, 2009. These adoptions have had no impact upon the Company’s results of operations or financial position.

22 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

In March 2008, the FASB issued guidance now codified as ASC Topic 815, “Derivatives and Hedging,” (ASC 815). ASC 815 is intended to improve financial reporting by requiring enhanced disclosures for derivative instruments and hedging activities to enable investors to better understand how derivative instruments are accounted for under ASC 815 and their effects on an entity’s financial position, financial performance and cash flows. ASC 815 was adopted by the Company on May 1, 2009. This adoption did not impact the Company’s results of operations or financial position.

In December 2008, the FASB issued FSP 132 R-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets,” which is now part of ASC Topic 715, “Compensation-Retirement Plans,” (ASC 715). This guidance was effective for financial statements issued for fiscal years ended after December 15, 2009. ASC 715 requires companies to disclose how pension plan asset investment allocations are made, the major categories of the plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. The adoption of the transition guidance in ASC 715, had no impact on the Company’s results of operations or financial position; however, the adoption of the guidance resulted in expanded disclosure within the Notes to the Consolidated Financial Statements.

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent),” which was effective for the Company’s fiscal year ending April 30, 2010. ASU 2009-12 allows investors to use new asset value as a practical expedient to estimate the fair value of certain investments that do not have readily determinable fair values and sets forth disclosure requirements for these investments. The adoption of this ASU helped the Company in applying the enhanced disclosure requirements established by FSP FAS 132 R-1. Otherwise, the adoption of this guidance did not have a material effect on the Company’s financial statements.

LEGAL MATTERS

The Company is involved in suits and claims in the normal course of business, including product liability and general liability claims, in addition to claims pending before the Equal Employment Opportunity Commission. On at least a quarterly basis, the Company consults with its legal counsel to ascertain the reasonable likelihood that such claims may result in a loss. As required by ASC Topic 450, “Contingencies,” (ASC 450), the Company categorizes the various suits and claims into three categories according to their likelihood for resulting in potential loss; those that are probable, those that are reasonably possible, and those that are deemed to be remote. The Company accounts for these loss contingencies in accordance with ASC 450. Where losses are deemed to be probable and estimable, accruals are made. Where losses are deemed to be reasonably possible or remote, a range of loss estimates is determined and considered for disclosure. Where no loss estimate range can be made, the Company and its counsel perform a worst case estimate. In determining these loss range estimates, the Company considers known values of similar claims and consultation with independent counsel.

The Company believes that the aggregate range of loss stemming from the various suits and asserted and unasserted claims which were deemed to be either probable or reasonably possible was not material as of April 30, 2010.

DIVIDENDS DECLARED

On May 21, 2010, the Board of Directors approved a $.09 per share cash dividend on its common stock. The cash dividend was paid on June 18, 2010, to shareholders of record on June 4, 2010.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 23

CONSOLIDATED BALANCE SHEETS

	APRIL 30
(in thousands, except share and per share data)	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$53,233	$82,821
Customer receivables, net	27,524	26,944
Inventories	25,239	32,684
Income taxes receivable and other	10,693	1,789
Deferred income taxes	6,355	9,300

Total Current Assets	123,044	153,538

Property, plant and equipment, net	114,107	132,928
Restricted cash	14,419	—
Promotional displays, net	11,738	12,793
Deferred income taxes	13,440	1,393
Other assets	5,685	3,085

TOTAL ASSETS	$282,433	$303,737

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$14,035	$15,070
Current maturities of long-term debt	893	859
Accrued compensation and related expenses	20,409	24,909
Accrued marketing expenses	4,903	7,080
Other accrued expenses	9,339	10,249

Total Current Liabilities	49,579	58,167

Long-term debt, less current maturities	25,582	26,475
Defined benefit pension liabilities	29,065	12,900
Other long-term liabilities	2,889	2,513

Shareholders’ Equity
Preferred stock, $1.00 par value; 2,000,000 shares authorized, none issued	—	—
Common stock, no par value; 40,000,000 shares authorized; issued and outstanding shares: at April 30, 2010: 14,205,462 at April 30, 2009: 14,094,449	88,153	82,293
Retained earnings	108,643	136,074
Accumulated other comprehensive loss—
Defined benefit pension plans	(21,478)	(14,685)

Total Shareholders’ Equity	175,318	203,682

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$282,433	$303,737

See notes to consolidated financial statements.

24 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEARS ENDED APRIL 30
(in thousands, except per share data)	2010	2009	2008
Net sales	$406,540	$545,934	$602,426
Cost of sales and distribution	357,619	456,444	499,299

Gross Profit	48,921	89,490	103,127

Selling and marketing expenses	56,935	60,033	71,875
General and administrative expenses	26,434	26,875	26,870
Restructuring charges	2,808	9,743	—

Operating Income (Loss)	(37,256)	(7,161)	4,382

Interest expense	637	716	805
Other income	(838)	(1,726)	(2,108)

Income (Loss) Before Income Taxes	(37,055)	(6,151)	5,685

Income tax expense (benefit)	(14,714)	(2,917)	1,414

Net Income (Loss)	$(22,341)	$(3,234)	$4,271

SHARE INFORMATION
Earnings (loss) per share
Basic	$(1.58)	$(0.23)	$0.30
Diluted	(1.58)	(0.23)	0.29
Cash dividends per share	0.36	0.36	0.33

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 25

CONSOLIDATED STATEMENTS OF

SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

	COMMON STOCK		RETAINED	ACCUMULATED OTHER COMPREHENSIVE	TOTAL SHAREHOLDERS’
(in thousands, except share data)	SHARES	AMOUNT	EARNINGS	INCOME (LOSS)	EQUITY
Balance, May 1, 2007	14,919,939	$72,350	$167,506	$(13,759)	$226,097

Comprehensive Income:
Net income			4,271		4,271
Other comprehensive income, net of tax:
Change in pension and postretirement benefits				5,696	5,696

Total Comprehensive Income					9,967

Stock-based compensation		5,277			5,277
Cash dividends			(4,771)		(4,771)
Exercise of stock options	44,716	1,024			1,024
Stock repurchases	(888,846)	(3,990)	(20,718)		(24,708)
Employee benefit plan contributions	74,481	1,748			1,748

Balance, April 30, 2008	14,150,290	$76,409	$146,288	$(8,063)	$214,634

Comprehensive Loss:
Net loss			(3,234)		(3,234)
Other comprehensive loss, net of tax:
Change in pension and postretirement benefits				(6,622)	(6,622)

Total Comprehensive Loss					(9,856)

Stock-based compensation		4,877			4,877
Cash dividends			(5,060)		(5,060)
Exercise of stock options	8,400	152			152
Stock repurchases	(140,214)	(549)	(1,908)		(2,457)
Employee benefit plan contributions	75,973	1,404	(12)		1,392

Balance, April 30, 2009	14,094,449	$82,293	$136,074	$(14,685)	$203,682

Comprehensive Loss:
Net loss			(22,341)		(22,341)
Other comprehensive loss, net of tax:
Change in pension benefits				(6,793)	(6,793)

Total Comprehensive Loss					(29,134)

Stock-based compensation		4,392			4,392
Adjustments to excess tax benefit from stock-based compensation		(439)			(439)
Cash dividends			(5,090)		(5,090)
Exercise of stock options	54,070	719			719
Employee benefit plan contributions	56,943	1,188			1,188

Balance, April 30, 2010	14,205,462	$88,153	$108,643	$(21,478)	$175,318

See notes to consolidated financial statements.

26 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED APRIL 30
(in thousands)	2010	2009	2008
OPERATING ACTIVITIES
Net income (loss)	$(22,341)	$(3,234)	$4,271
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	30,876	35,100	35,204
Net loss on disposal of property, plant and equipment	209	271	517
Stock-based compensation expense	4,392	4,877	5,277
Deferred income taxes	(5,800)	(5,715)	(5,631)
Pension contributions (in excess) less than expense	5,029	(1,371)	(1,607)
Tax deficit/(benefit) from stock-based compensation	(212)	219	492
Other non-cash items	(992)	2,310	1,184
Changes in operating assets and liabilities:
Customer receivables	(640)	1,269	9,449
Inventories	7,302	9,976	7,961
Income taxes receivable and other assets	(9,370)	(417)	(414)
Accounts payable	(1,035)	(4,638)	(5,896)
Accrued compensation, marketing, and other accrued expenses	(6,126)	8,621	(3,894)
Other	—	(456)	726

Net Cash Provided by Operating Activities	1,292	46,812	47,639

INVESTING ACTIVITIES
Payments to acquire property, plant and equipment	(2,861)	(4,824)	(8,252)
Proceeds from sales of property, plant and equipment	131	64	6
Investment in promotional displays	(8,737)	(9,005)	(10,784)

Net Cash Used in Investing Activities	(11,467)	(13,765)	(19,030)

FINANCING ACTIVITIES
Payments of long-term debt	(10,859)	(864)	(855)
Proceeds from long-term debt	10,000	1,290	—
Restricted cash	(14,419)	—	—
Tax (deficit)/benefit from stock-based compensation	212	(219)	(492)
Proceeds from issuance of common stock and other	743	152	1,099
Repurchase of common stock	—	(2,457)	(24,783)
Payment of dividends	(5,090)	(5,060)	(4,771)

Net Cash Used In Financing Activities	(19,413)	(7,158)	(29,802)

Net Increase/(Decrease) in Cash and Cash Equivalents	(29,588)	25,889	(1,193)
Cash and Cash Equivalents, Beginning of Year	82,821	56,932	58,125

Cash and Cash Equivalents, End of Year	$53,233	$82,821	$56,932

See notes to consolidated financial statements.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 27

notes

to consolidated financial statements

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company manufactures and distributes kitchen cabinets and vanities for the remodeling and new home construction markets. The Company’s products are sold across the United States through a network of independent dealers and distributors and directly to home centers and major builders.

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

ADVERTISING COSTS: Advertising costs are expensed as incurred. Advertising expenses for fiscal years 2010, 2009, and 2008 were $16.0 million, $15.1 million and $17.5 million, respectively.

CASH AND CASH EQUIVALENTS: Cash in excess of operating requirements is invested in money market accounts which are carried at cost (which approximates fair value). The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents were $17.7 million and $82.0 million at April 30, 2010 and 2009, respectively.

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

IMPAIRMENT OF LONG-LIVED ASSETS: The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During fiscal years 2010, 2009, and 2008, the Company concluded no impairment existed.

PROMOTIONAL DISPLAYS: The Company invests in promotional displays in retail stores to demonstrate product features, product specifications, and quality specifications and serve as a training tool for retail kitchen designers. The Company invests in these long-lived productive assets to provide the aforementioned benefits. The Company’s investment in promotional displays is carried at cost less applicable amortization. Amortization is provided by the straight-line method on an individual display basis over 30 months (the estimated period of benefit). Promotional display amortization expense for fiscal years 2010, 2009, and 2008 was $9.8 million, $11.7 million and $12.8 million, respectively, and is included in selling and marketing expenses.

28 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

INCOME TAXES: The Company accounts for deferred income taxes utilizing the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the tax effects of temporary differences between the financial statement amounts and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which these items are expected to reverse. At each reporting date, the Company evaluates the need for a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized.

PENSIONS AND POSTRETIREMENT BENEFITS: The Company has two non-contributory defined benefit pension plans covering substantially all of the Company’s employees. The Company recognizes the overfunded or underfunded status of its defined benefit pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, in its consolidated balance sheets. The Company also recognizes the actuarial gains and losses and the prior service costs, credits and transition costs as a component of other comprehensive income (loss), net of tax.

STOCK-BASED COMPENSATION: The Company recognizes stock-based compensation expense based on the grant date fair value over the requisite service period.

RECENT ACCOUNTING PRONOUNCEMENTS: In June 2009, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 105, “Generally Accepted Accounting Principles,” (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP). References made to FASB guidance throughout this document have been updated for the Codification.

In May 2009, the Company adopted the accounting principles established by FSP 157-2, “Partial Deferral of the Effective Date of SFAS 157,” which is now part of ASC Topic 820, “Fair Value Measurements and Disclosures,” (ASC 820). This guidance delayed the effective date of ASC 820 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities. Adoption of ASC 820 has had no impact upon the Company’s results of operations or its financial position; however, the adoption of ASC 820 resulted in expanded disclosure within the Notes to Consolidated Financial Statements.

In December 2007, the FASB issued guidance now codified as ASC Topic 805, “Business Combinations,” (ASC 805) and ASC Topic 810, “Consolidation,” (ASC 810). ASC 805 modifies certain aspects of how the acquiring entity recognizes and measures the identifiable assets, the liabilities assumed and the goodwill acquired in a business combination. ASC 810 established new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. ASC 805 and ASC 810 were each adopted by the Company on May 1, 2009. These adoptions have had no impact upon the Company’s results of operations or financial position.

In March 2008, the FASB issued guidance now codified as ASC Topic 815, “Derivatives and Hedging,” (ASC 815). ASC 815 is intended to improve financial reporting by requiring enhanced disclosures for derivative instruments and hedging activities to enable investors to better understand how derivative instruments are accounted for under ASC 815 and their effects on an entity’s financial position, financial performance and cash flows. ASC 815 was adopted by the Company on May 1, 2009. This adoption did not impact the Company’s results of operations or financial position.

In December 2008, the FASB issued FSP 132 R-1, “Employers’ Disclosure about Postretirement Benefit Plan Assets,” which is now part of ASC Topic 715, “Compensation-Retirement Plans,” (ASC 715). This guidance was effective for financial statements issued for fiscal years ended after December 15, 2009. ASC 715 requires companies to disclose how pension plan asset investment allocations are made, the major categories of the plan assets, the inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. The adoption of the transition guidance in ASC 715 had no impact on the Company’s results of operations or financial position; however, the adoption of the guidance resulted in expanded disclosure within the Notes to Consolidated Financial Statements.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 29

In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which was effective for the Company’s year ending April 30, 2010. ASU 2009-12 allows investors to use new asset value as a practical expedient to estimate the fair value of certain investments that do not have readily determinable fair values and sets forth disclosure requirements for these investments. The adoption of this ASU helped the Company in applying the enhanced disclosure requirements established by FSP FAS 132 R-1. Otherwise, the adoption of this guidance did not have a material effect on the Company’s financial statements.

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

NOTE B—CUSTOMER RECEIVABLES

The components of customer receivables were:

	APRIL 30
(in thousands)	2010	2009
Gross customer receivables	$29,525	$29,672
Less:
Allowance for doubtful accounts	(114)	(536)
Allowance for returns and discounts	(1,887)	(2,192)

Net customer receivables	$27,524	$26,944

NOTE C—INVENTORIES

The components of inventories were:

	APRIL 30
(in thousands)	2010	2009
Raw materials	$8,855	$11,012
Work-in-process	18,440	22,961
Finished goods	8,081	8,853

Total FIFO inventories	35,376	42,826
Reserve to adjust inventories to LIFO value	(10,137)	(10,142)

Total LIFO inventories	$25,239	$32,684

After tax income (losses) were impacted by $394,000, $291,000 and $136,000 in fiscal years 2010, 2009, and 2008, respectively, as a result of liquidation of LIFO based inventories.

NOTE D—PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were:

	APRIL 30
(in thousands)	2010	2009
Land	$6,381	$6,654
Buildings and improvements	84,021	88,990
Buildings and improvements—capital leases	20,356	20,356
Machinery and equipment	178,723	185,373
Machinery and equipment—capital leases	28,260	29,342
Construction in progress	333	568

	318,074	331,283
Less accumulated amortization and depreciation	(203,967)	(198,355)

Total	$114,107	$132,928

Amortization and depreciation expense on property, plant and equipment amounted to $20.5 million, $22.4 million and $22.3 million, in fiscal years 2010, 2009, and 2008, respectively.

30 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

NOTE E—LOANS PAYABLE AND LONG-TERM DEBT

Maturities of long-term debt are as follows:

	FISCAL YEARS ENDING APRIL 30
(in thousands)	2011	2012	2013	2014	2015	2016 AND THEREAFTER	TOTAL OUTSTANDING
Term credit facility	$—	$—	$10,000	$—	$—	$—	$10,000
Economic development loans	—	—	—	—	—	3,524	3,524
Term loans	390	415	413	348	370	2,812	4,748
Capital lease obligations	503	512	523	534	544	5,587	8,203

Total	$893	$927	$10,936	$882	$914	$11,923	$26,475

Less current maturities							$893

Total long-term debt							$25,582

The Company terminated its primary credit facility with Bank of America, N.A. (Bank of America), which had an outstanding balance of $10 million as of April 30, 2009, and entered into a new $35 million secured revolving credit facility with Wells Fargo Bank, N.A. (Wells Fargo) in December 2009. The Company used the Wells Fargo credit line to pay off a $10 million term loan with Bank of America. The Company incurs a fee for amounts not used under the revolving credit facility. Fees paid by the Company related to non-usage of the Wells Fargo and Bank of America credit facilities have been included in interest expense and were $83,424, $72,998, and $56,235 for 2010, 2009 and 2008, respectively. Pursuant to the terms of the Wells Fargo credit facility, at April 30, 2010, $14.4 million of the Company’s cash and other specified investments served as security for the Company’s aggregate debt with Wells Fargo and was classified as restricted.

The Wells Fargo credit facility is secured by cash and other specified investments held in certain of the Company’s accounts with Wells Fargo. The Company can borrow up to $35 million under the credit facility; however, the Company’s aggregate debt with Wells Fargo cannot exceed the collateral value of the Company’s cash and specified investments held in accounts pledged to Wells Fargo. The Wells Fargo line of credit bears interest at the London Interbank Offered Rate (LIBOR) (0.375% at April 30, 2010) plus 1.25% and expires December 31, 2012. Under the terms of the Wells Fargo credit facility, the Company must maintain at the end of each fiscal quarter a ratio of total liabilities to tangible net worth not greater than 0.9 to 1.0 and must comply with other customary affirmative and negative covenants. The Company’s ratio of total liabilities to tangible net worth at April 30, 2010 was 0.6 to 1.0. The credit facility does not limit the Company’s ability to use unrestricted cash to pay dividends or repurchase its common stock as long as the Company maintains the required ratio of total liabilities to tangible net worth. As of April 30, 2010, the Company was in compliance with all covenants specified in the facility. There was no gain or loss realized in terminating the Company’s credit facility with Bank of America or with entering into the new facility with Wells Fargo.

In 2009, the Company entered into a loan agreement with the Board of County Commissioners of Garrett County as part of the Company’s capital investment in land located in Garrett County, Maryland. This loan agreement is secured by a Deed of Trust on the property and bears interest at a fixed rate of 3%. The agreement defers principal and interest during the term of the obligation and forgives any outstanding balance at December 31, 2019, if the Company complies with certain employment levels. The outstanding balance as of April 30, 2010 and 2009 was $1,290,000.

In 2005, the Company entered into two separate loan agreements that were amended in 2008 with the Maryland Economic Development Corporation and the County Commissioners of Allegany County as part of the Company’s capital investment and operations at the Allegany County, Maryland site. The aggregate balance of these loan agreements was $2,234,000 for both years ended April 30, 2010 and 2009 and expire at December 31, 2016, bearing interest at a fixed rate of 3%.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 31

These loan agreements are secured by mortgages on the manufacturing facility constructed in Allegany County, Maryland. These loan agreements defer principal and interest during the term of the obligation and forgive any outstanding balance at December 31, 2016, if the Company complies with certain employment levels at the facility.

In 2002, the Company entered into a loan agreement with the Perry, Harlan, Leslie, Breathitt Regional Industrial Authority (a.k.a. Coalfields Regional Industrial Authority, Inc.) as part of the Company’s capital investment and operations at the Hazard, Kentucky site. This debt facility is a $6 million term loan, which expires November 13, 2017, bearing interest at a fixed rate of 2%. It is secured by a mortgage on the manufacturing facility constructed in Hazard, Kentucky. The loan requires annual debt service payments consisting of principal and interest with a fixed balloon payment of $1.6 million at loan expiration. The outstanding amounts owed as of April 30, 2010 and 2009 were $4,453,000 and $4,723,000, respectively.

In 2001, the Company entered into a loan agreement with the West Virginia Economic Development Authority as part of the Company’s capital investment at the Moorefield, West Virginia site. This debt facility is a $1 million term loan which expires January 12, 2013, bearing interest at a fixed rate of 5.9%. It is secured by a Deed of Trust on the Moorefield, West Virginia site. The loan requires quarterly debt service of principal and interest. The balances outstanding at April 30, 2010 and 2009 were $295,000 and $391,000, respectively.

In 2004, the Company entered into a lease agreement with the West Virginia Economic Development Authority as part of the Company’s capital investment and operations at the South Branch plant located in Hardy County, West Virginia. This capital lease agreement is a $10 million term obligation, which expires July 1, 2024, bearing interest at a fixed rate of 2%. The lease requires monthly rental payments. The outstanding amounts owed as of April 30, 2010 and 2009 were $8,203,000 and $8,696,000, respectively.

Certain of the Company’s loan agreements limit the amount and type of indebtedness the Company can incur and require the Company to maintain specified financial ratios measured on a quarterly basis. In addition to the assets previously discussed, certain of the Company’s property, plant and equipment are pledged as collateral under term loan agreements and capital lease arrangements. The Company was in compliance with all covenants contained in its loan agreements and capital leases at April 30, 2010.

Interest paid during fiscal years 2010, 2009, and 2008 was $567,000, $721,000, and $986,000, respectively.

Interest capitalized during fiscal years 2010, 2009, and 2008 was $3,000, $49,000 and $219,000, respectively.

32 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

NOTE F—EARNINGS (LOSS) PER SHARE

The following table summarizes the computations of basic and diluted earnings (loss) per share:

	FISCAL YEARS ENDED APRIL 30
(in thousands, except per share amounts)	2010	2009	2008
Numerator used in basic and diluted earnings (loss) per common share:
Net income (loss)	$(22,341)	$(3,234)	$4,271

Denominator:
Denominator for basic earnings (loss) per common share—weighted-average shares	14,146	14,055	14,472
Effect of dilutive securities:
Stock options	—	—	68

Denominator for diluted earnings (loss) per common share—weighted-average shares and assumed conversions	14,146	14,055	14,540
Net income (loss) per share
Basic	$(1.58)	$(0.23)	$0.30
Diluted	$(1.58)	$(0.23)	$0.29

Potentially dilutive securities of 20,000 and 17,000 have been excluded from the calculation of net loss per share for the fiscal years ended April 30, 2010 and 2009, respectively, as the effect would be anti-dilutive.

NOTE G—STOCK-BASED COMPENSATION

The Company has two types of stock-based compensation awards in effect for its employees and directors. The Company has issued stock options since 1986 and issued initial grants of restricted stock units (RSUs) during fiscal 2010. Total compensation expense related to stock-based awards for the fiscal years ended April 30, 2010, 2009, and 2008, was $4.4 million, $4.9 million and $5.3 million, respectively. The Company recognizes stock-based compensation costs net of an estimated forfeiture rate for those shares expected to vest on a straight-line basis over the requisite service period of the award. The Company estimated the forfeiture rates based upon its historical experience.

STOCK OPTION PLANS

At April 30, 2010, the Company had stock option awards outstanding under three different plans: (1) 1999 stock option plan for employees, (2) 2004 stock incentive plan for employees, and (3) 2006 non-employee directors equity ownership plan. As of April 30, 2010, there were 728,769 shares of common stock available for future stock-based compensation awards under the 1999 stock option plan for employees, the 2004 stock incentive plan for employees, and 2006 non-employee directors equity ownership plan.

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

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 33

For purposes of determining the fair value of RSUs, the Company uses the closing stock price of its common stock as reported on the NASDAQ Stock Market on the date of grant, reduced by the discounted value of future expected dividend payments during the vesting period, since the recipients are not entitled to dividends during the vesting period. The fair value of the Company’s restricted stock unit awards is expensed on a straight-line basis over the vesting period of the restricted stock units to the extent the Company believes it is probable the related performance criteria, if any, will be met. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the vesting period of the restricted stock unit grant.

The weighted-average assumptions and valuation of the Company’s stock options were as follows:

	FISCAL YEARS ENDED APRIL 30
	2010	2009	2008
Weighted-average fair value of grants	$16.05	$12.07	$11.45
Expected volatility	82.8%	61.7%	29.7%
Expected term in years	6.0	5.4	5.3
Risk-free interest rate	3.59%	3.47%	5.01%
Expected dividend yield	1.5%	1.5%	0.7%

STOCK OPTION ACTIVITY

Stock options granted and outstanding under each of the plans vest evenly over a three-year period and have contractual terms ranging from four years to ten years. The exercise price of all stock options granted is equal to the fair market value of the Company’s common stock on the option grant date.

The following table presents a summary of the Company’s stock options activity for the fiscal years ended April 30, 2010, 2009, and 2008 (remaining contractual term [in years] and exercise prices are weighted-averages):

	NUMBER OF OPTIONS	REMAINING CONTRACTUAL TERM	EXERCISE PRICE	AGGREGATE INTRINSIC VALUE (in thousands)
Outstanding at April 30, 2007	1,786,032	6.5	$29.17	$10,019

Granted	426,600	9.2	33.73	—
Exercised	(44,716)	—	22.89	307
Cancelled or expired	(150,149)	—	34.34	8

Outstanding at April 30, 2008	2,017,767	6.3	$29.88	$398

Granted	447,600	9.1	23.82	—
Exercised	(8,400)	—	16.62	31
Cancelled or expired	(128,198)	—	29.40	5

Outstanding at April 30, 2009	2,328,769	6.1	$28.79	$629

Granted	120,000	9.1	24.73	—
Exercised	(103,700)	—	16.59	551
Cancelled or expired	(239,554)	—	29.26	10

Outstanding at April 30, 2010	2,105,515	5.6	$29.03	$295

Vested and expected to vest in the future at April 30, 2010	2,057,815	5.8	$29.14	$293
Exercisable at April 30, 2010	1,638,770	4.8	$29.80	$276

34 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

The aggregate intrinsic value in the previous table represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on April 30, 2010. This amount changes based upon the fair market value of the Company’s common stock. The total fair value of options vested for the fiscal years ended April 30, 2010, 2009, and 2008 was $4.8 million, $4.9 million, and $6.1 million, respectively.

As of April 30, 2010, there was $3.0 million of total unrecognized compensation expense related to unvested stock options granted under the Company’s stock-based compensation plans. This expense is expected to be recognized over a weighted-average period of 1.5 years.

Cash received from option exercises for the fiscal years ended April 30, 2010, 2009, and 2008, was an aggregate of $0.7 million, $0.1 million, and $1.0 million, respectively. The actual tax benefit realized for the tax deduction from option exercises of stock option awards totaled $215,000, $12,000 and $75,000, for the fiscal years ended April 30, 2010, 2009, and 2008, respectively.

The following table summarizes information about stock options outstanding at April 30, 2010 (remaining lives [in years] and exercise prices are weighted-averages):

OPTION PRICE PER SHARE	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	OPTIONS	REMAINING LIFE	EXERCISE PRICE	OPTIONS	EXERCISE PRICE
$9.28-$14.93	32,200	1.0	$14.82	32,200	$14.82
$18.91-$24.21	635,933	7.1	24.06	276,127	24.02
$26.78-$28.97	431,702	4.6	27.93	431,702	27.93
$30.06-$34.87	979,370	5.1	32.86	872,431	32.76
$36.87-$44.59	26,310	4.0	41.46	26,310	41.46

	2,105,515			1,638,770

RESTRICTED STOCK UNIT ACTIVITY:

The Company’s RSUs granted to employees cliff-vest over a three-year period from date of grant, while RSUs granted to directors cliff-vest over a two-year period from date of grant. Directors were granted service-based RSUs only, while employees were awarded both service-based and performance-based RSUs (PBRSUs) in fiscal 2010. The PBRSUs contained a number of criteria pertaining to the Company’s operational and financial performance during the performance period of fiscal 2010. Employees who satisfy the vesting criteria will receive a proportional amount of PBRSUs based upon the Compensation Committee’s assessment of the Company’s achievement against the performance criteria.

The following table contains a summary of the Company’s RSU activity:

	PERFORMANCE-BASED RSUs	SERVICE-BASED RSUs	TOTAL RSUs	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Awarded in fiscal 2010	128,325	64,425	192,750	$22.00
Less forfeited	(10,425)	(3,925)	(14,350)	$22.10

Issued and outstanding, April 30, 2010	117,900	60,500	178,400	$21.99

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 35

For the years ended April 30, 2010, 2009, and 2008 stock-based compensation expense was allocated as follows:

(in thousands)	2010	2009	2008
Cost of sales and distribution	$909	$1,102	$1,211
Selling and marketing expenses	1,049	1,195	1,256
General and administrative expenses	2,434	2,580	2,810

Stock-based compensation expense	$4,392	$4,877	$5,277

NOTE H—EMPLOYEE BENEFIT AND RETIREMENT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN

In fiscal 1990, the Company instituted the American Woodmark Investment Savings Stock Ownership Plan, Under this plan, all employees who are 18 years old and have been employed by the Company for six consecutive months are eligible to receive company stock through a profit-sharing contribution and a 401(k) matching contribution based upon the employee’s contribution to the plan.

Profit-sharing contributions in the form of Company stock are 3% of after-tax earnings, calculated on a quarterly basis and are distributed equally to all employees eligible to participate in the plan. The Company recognized expenses for profit-sharing contributions of $0, $5,000, and $196,000, in fiscal years 2010, 2009, and 2008, respectively.

The Company matches 401(k) contributions in the form of company stock at 50% of an employee’s contribution to the plan up to 4% of base salary for an effective maximum Company contribution of 2% of base salary. The expense for 401(k) matching contributions for this plan was $1,284,000, $1,505,000, and $1,613,000, in fiscal years 2010, 2009, and 2008, respectively.

PENSION BENEFITS AND POSTRETIREMENT BENEFITS

The Company has two defined benefit pension plans covering virtually all of the Company’s employees. These plans provide defined benefits based on years of service and final average salary.

Included in accumulated other comprehensive loss at April 30, 2010 is $35.2 million ($21.5 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service costs that have not yet been recognized in net periodic pension or benefit costs. The Company expects to recognize $2.1 million ($1.3 million net of tax) in net actuarial losses and prior service costs in net periodic pension and benefit costs during fiscal 2011.

In fiscal 2009, the Company recognized curtailments in its pension plans due to employee terminations. In connection with these curtailments, the Company recorded a pre-tax curtailment loss of $122,000.

36 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

The Company uses an April 30 measurement date for its benefit plans. The following provides a reconciliation of benefit obligations, plan assets, and funded status of the Company’s non-contributory defined benefit pension plans as of April 30.

	PENSION BENEFITS
(in thousands)	2010	2009
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year	$80,159	$80,880
Service cost	3,321	4,428
Interest cost	5,619	5,330
Actuarial (gains) and losses	21,282	(8,124)
Benefits paid	(2,940)	(2,355)

Projected benefit obligation at end of year	$107,441	$80,159

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$67,259	$77,629
Actual return on plan assets	14,057	(13,586)
Company contributions	—	5,571
Benefits paid	(2,940)	(2,355)

Fair value of plan assets at end of year	$78,376	$67,259

Funded status of the plans	$(29,065)	$(12,900)
Unamortized prior service cost	470	585
Unrecognized net actuarial loss	34,739	23,488

Prepaid benefit cost	$6,144	$11,173

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
Accrued benefit liability	$(29,065)	$(12,900)
Accumulated other comprehensive loss	35,209	24,073

Net amount recognized	$6,144	$11,173

The accumulated benefit obligation for all pension plans were $95,331,000 and $72,488,000 at April 30, 2010 and 2009, respectively.

	PENSION BENEFITS
(in thousands)	2010	2009	2008
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost	$3,321	$4,428	$5,568
Interest cost	5,619	5,330	4,842
Expected return on plan assets	(5,282)	(6,124)	(5,604)
Amortization of prior service cost	115	129	147
Curtailment loss	—	122	—
Recognized net actuarial loss	1,256	315	1,030

Benefit cost	$5,029	$4,200	$5,983

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 37

ACTUARIAL ASSUMPTIONS: The discount rate at April 30 was used to measure the year-end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for principal pension plans follow:

	FISCAL YEARS ENDED APRIL 30
	2010	2009
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE BENEFIT OBLIGATIONS
Discount rate	5.91%	7.16%
Rate of compensation increase	4.0%	4.0%

	FISCAL YEARS ENDED APRIL 30
	2010	2009	2008
WEIGHTED-AVERAGE ASSUMPTIONS TO DETERMINE NET PERIODIC BENEFIT COST
Discount rate	7.16%	6.68%	5.76%
Expected return on plan assets	8.0%	8.0%	8.0%
Rate of compensation increase	4.0%	4.0%	4.0%

In fiscal years 2010, 2009 and 2008, the Company determined the discount rate by referencing the AON Yield Curve. The Company believes that using a yield curve approach more accurately reflects changes in the present value of liabilities over time since each cash flow is discounted at the rate at which it could effectively be settled. Prior to fiscal 2008, the discount rate was based on Moody’s Aa corporate bond rate as of April 30.

In developing the expected long-term rate of return assumption for the assets of the defined benefit pension plans, the Company evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered the related historical ten-year average asset returns at April 30, 2010.

The Company amortizes experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future working lifetime of the active participants.

CONTRIBUTIONS: The Company funds the pension plans in amounts sufficient to meet minimum funding requirements set forth in employee benefit and tax laws plus additional amounts the Company deems appropriate.

Under the requirements of the Pension Protection Act of 2006, the Company is not required to make a mandatory contribution to the pension plans during fiscal 2010 and 2011. Accordingly, no contributions were made to the plans during fiscal 2010, and the Company does not plan to make any contributions in 2011.

ESTIMATED FUTURE BENEFIT PAYMENTS: The following benefit payments, which reflect expected future service, are expected to be paid:

FISCAL YEAR	BENEFIT PAYMENTS (in thousands)
2011	$2,818
2012	2,936
2013	3,285
2014	3,710
2015	4,120
Years 2016-2020	$27,919

38 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

PLAN ASSETS: Pension assets by major category of plan assets and the type of fair value measurement as of April 30, 2010 are presented in the following table:

	FAIR VALUE MEASUREMENTS AT APRIL 30, 2010
(in thousands)	TOTAL	QUOTED PRICES IN ACTIVE MARKETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Cash Equivalents	$2	$2	$—	$—
Equity Collective Funds:(1)
Equity Index Value Fund	15,713	—	15,713	—
Equity Index Growth Fund	15,658	—	15,658	—
Small Cap Index Fund	4,889	—	4,889	—
International Equity Fund	3,050	—	3,050	—
Fixed Income Collective Funds:(1)
Capital Preservation Fund	17,175	—	17,175	—
Core Fixed Income Fund	21,889	—	21,889	—

Total	$78,376	$2	$78,374	$—

(1)	The Collective Trust Funds are valued by applying the Plan’s ownership percentage in the fund to the fund’s net assets at fair value at the valuation date.

INVESTMENT STRATEGY: The Company has established formal investment policies for the assets associated with its pension plans. The objectives of the investment strategies include preservation of capital and long-term growth of capital while avoiding excessive risk. Target allocation percentages are established at an asset class level by the Pension Committee. Target allocation ranges are guidelines, not limitations, and occasionally the Pension Committee will approve allocations above or below a target range.

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

The Company’s pension plans’ weighted-average asset allocations at April 30, 2010 and 2009, by asset category were as follows:

	PLAN ASSET ALLOCATION
APRIL 30	2010 TARGET	2010 ACTUAL	2009 ACTUAL
Equity Funds	50.0%	50.2%	41.9%
Fixed income Funds	50.0%	49.8%	58.1%

Total	100.0%	100.0%	100.0%

Within the broad categories outlined in the preceding table, the Company has targeted the following specific allocations as a percentage of total funds invested: 22% Capital Preservation, 28% Bond, 20% Large Capital Growth, 20% Large Capital Value, 6% Small Capital, and 4% International.

RETIREE HEALTH BENEFITS: The Company previously provided retiree health care insurance benefits for a small number of retirees. During fiscal 2009, the Company settled its retiree medical benefits plan and recognized a $608,000 gain on settlement of the plan. The gain was recorded as a reduction of general and administrative expenses.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 39

NOTE I—INCOME TAXES

Income tax expense was comprised of the following:

	FISCAL YEARS ENDED APRIL 30
(in thousands)	2010	2009	2008
CURRENT EXPENSE (BENEFIT)
Federal	$(8,260)	$2,250	$5,442
State	(654)	548	1,603

Total current expense (benefit)	$(8,914)	$2,798	$7,045

DEFERRED BENEFIT
Federal	(4,273)	(4,955)	(4,613)
State	(1,527)	(760)	(1,018)

Total deferred benefit	(5,800)	(5,715)	(5,631)

Total expense (benefit) from continuing operations	$(14,714)	$(2,917)	$1,414
Other comprehensive income (loss)	(4,343)	(4,324)	3,576

Total comprehensive income tax expense (benefit)	$(19,057)	$(7,241)	$4,990

The Company’s effective income tax rate varied from the federal statutory rate as follows:
	FISCAL YEARS ENDED APRIL 30
	2010	2009	2008
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:
Tax-free interest	0.0%	3.1%	-9.7%
General business credits	1.0	5.1	-7.0
Meals and entertainment	-0.7	-5.2	6.8
Domestic production deduction	0.0	2.7	-5.8
Other	0.1	3.2	-1.2

Total	0.4%	8.9%	-16.9%

Effective federal income tax rate	35.4%	43.9%	18.1%
State income taxes, net of federal tax effect	4.3	3.5	6.8

Effective income tax rate	39.7%	47.4%	24.9%

Income taxes paid were $309,000, $1,494,000, and $6,458,000 for fiscal years 2010, 2009, and 2008, respectively.

40 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

The significant components of deferred tax assets and liabilities were as follows:

	APRIL 30
(in thousands)	2010	2009
Deferred tax assets:
Pension and postretirement benefits	$11,284	$4,276
Accounts receivable	3,815	4,089
Product liability	617	799
Employee benefits	9,741	10,683
State income tax carryforward	727	—
Other	63	590

Total	26,247	20,437

Deferred tax liabilities:
Depreciation	6,062	8,929
Inventory	390	815

Total	6,452	9,744

Net deferred tax asset	$19,795	$10,693

Management believes it is more likely than not that the Company will realize its gross deferred tax assets due to expected future income and reversal of taxable temporary differences. At April 30, 2010, the Company has recorded income taxes receivable of $8.8 million for federal and state refund claims related to recently enacted legislation providing for a special five-year net operating carryback election.

NOTE J—ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company accounts for its income tax uncertainties in accordance with ASC Topic 740, “Income Taxes.” On April 30, 2009, the Company had a liability of $409,000 relating to unrecognized tax benefits and related penalties and interest. During fiscal 2010, the Company determined that these amounts were related to tax positions that it believes will be sustained upon audit. Accordingly, this liability was eliminated during fiscal 2010.

With minor exceptions, the Company is currently open to audit by tax authorities for tax years ending April 30, 2007 through April 30, 2009. The Company is currently not under federal audit.

NOTE K—COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS

The Company is involved in suits and claims in the normal course of business, including product liability and general liability claims, in addition to claims pending before the Equal Employment Opportunity Commission. On at least a quarterly basis, the Company consults with its legal counsel to ascertain the reasonable likelihood that such claims may result in a loss. As required by ASC Topic 450, “Contingencies,” (ASC 450), the Company categorizes the various suits and claims into three categories according to their likelihood for resulting in potential loss: those that are probable, those that are reasonably possible, and those that are deemed to be remote. The Company accounts for these loss contingencies in accordance with ASC 450. Where losses are deemed to be probable and estimable, accruals are made. Where losses are deemed to be reasonably possible or remote, a range of loss estimates is determined and considered for disclosure. Where no loss estimate range can be made, the Company and its counsel perform a worst-case estimate. In determining these loss range estimates, the Company considers known values of similar claims and consultation with independent counsel.

The Company believes that the aggregate range of loss stemming from the various suits and asserted and unasserted claims which were deemed to be either probable or reasonably possible were not material as of April 30, 2010.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 41

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

The following is a reconciliation of the Company’s warranty liability:

(in thousands)	2010	2009
PRODUCT WARRANTY RESERVE
Beginning balance	$2,048	$2,428
Accrual for warranties	6,159	8,487
Settlements	(6,625)	(8,867)

Ending balance at fiscal year end	$1,582	$2,048

LEASE AGREEMENTS

The Company leases certain office buildings, manufacturing buildings, service centers, and equipment. Total rental expenses under operating leases amounted to approximately $7,514,000, $8,207,000, and $8,872,000, in fiscal years 2010, 2009, and 2008, respectively. Minimum rental commitments as of April 30, 2010, under noncancelable leases are as follows:

FISCAL YEAR	OPERATING (in thousands)	CAPITAL (in thousands)
2011	$4,036	$662
2012	2,606	662
2013	2,012	662
2014	1,843	662
2015	1,861	662
2016 (and thereafter)	2,726	6,126

	$15,084	$9,436

Less amounts representing interest (2%)		(1,233)

Total obligations under capital leases		$8,203

RELATED PARTIES

During fiscal 1985, prior to becoming a publicly held corporation, the Company entered into an agreement with a partnership formed by certain former executive officers, including one current member of the Board of Directors of the Company to lease an office building constructed and owned by the partnership. The Company has subsequently renewed this lease in accordance with company policy and procedures which includes approval by the Board of Directors. As of April 30, 2010, the Company is in the fifth year of the latest five-year renewal period. Under this agreement, rental expense was $455,000, $454,000, and $445,000, in fiscal years 2010, 2009, and 2008, respectively. Rent during the remaining term of approximately $383,000 (included in the preceding table) is subject to adjustment based upon changes in the Consumer Price Index.

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

At April 30, 2010, the Company’s two largest customers, Customers A and B represented 24.8% and 37.3% of the Company’s gross customer receivables, respectively. At April 30, 2009, Customers A and B represented 33.5% and 34.8% of the Company’s gross customer receivables, respectively.

The following table summarizes the percentage of sales to the Company’s two largest customers for the last three fiscal years:

	PERCENT OF ANNUAL GROSS SALES
	2010	2009	2008
Customer A	35.1	40.7	36.6
Customer B	36.3	33.7	32.8

42 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

NOTE M—FAIR VALUE MEASUREMENTS

The Company utilizes the hierarchy of fair value measurements to classify its assets based upon the following definitions:

LEVEL 1—Investments with quoted prices in active markets for identical assets or liabilities. The Company’s cash equivalents are invested in money market funds or invested in United States Treasury instruments. The Company’s mutual fund investment assets represent contributions made and invested on behalf of the Company’s named executive officers in a supplementary employee retirement plan.

LEVEL 2—Investments with observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company has no Level 2 assets or liabilities.

LEVEL 3—Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company has no Level 3 assets or liabilities.

The following table summarizes the fair value of assets that are recorded in the Company’s consolidated financial statements as of April 30, 2010 at fair value on a recurring basis:

	FAIR VALUE MEASUREMENTS AS OF APRIL 30, 2010
(in thousands)	LEVEL 1	LEVEL 2	LEVEL 3
ASSETS:
Money market funds	$32,119	$—	$—
Mutual funds	1,470	—	—

Total assets at fair value	$33,589	$—	$—

The assets classified as Level 1 investments were $82.0 million as of April 30, 2009. The carrying amounts of the Company’s cash and cash equivalents, customer receivables, accounts payable and long-term debt approximate fair value.

The fair value measurement of assets held by the Company’s defined benefit pension plans is discussed in Note H.

NOTE N—RESTRUCTURING CHARGES

In the fourth quarter of fiscal 2009 the Company announced a restructuring plan that committed to the closing of two of the Company’s manufacturing plants, which are located in Berryville, Virginia, and Moorefield, West Virginia, and suspending operations in a third manufacturing plant located in Tahlequah, Oklahoma. These actions were completed during the first quarter of fiscal 2010. This initiative impacted approximately 600 employees. The continued housing slump, at that time, led to the decision to reduce production capacity. These initiatives were intended to increase the Company’s utilization rates and decrease overhead costs within the Company’s manufacturing operations. In addition to these initiatives, the Company made other staffing reductions during the fourth quarter of fiscal 2009.

During fiscal 2009, the Company recognized $9.7 million in restructuring charges. During fiscal 2010, the Company recognized $2.8 million of restructuring charges, including $2.1 million of severance and separation costs and $0.7 million relating to equipment, inventory, and facilities-related expenses. The Company expects it may incur approximately $2.5 million in additional restructuring charges relating to Management’s estimate of shortfall in fair value of the idled Tahlequah plant for which future utilization plans have not yet been determined. The Company recognized $1.1 million in fiscal 2010 in recurring operating costs for the closed facilities that will continue until the plants are sold or placed back into service.

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 43

A reserve for restructuring charges in the amount of $60,000 is included in the Company’s consolidated balance sheet as of April 30, 2010 which relates to employee termination costs.

The following is a summary of the restructuring reserve balance as of April 30, 2010:

2009 RESTRUCTURING PLAN
(in thousands)
Restructuring reserve balance as of April 30, 2009	$5,140
Additions	1,549
Payments	(6,629)

Reserve balance as of April 30, 2010	$60

The Company has a total of four manufacturing plants that were idled in 2008 and 2009. Three of these plants have been classified as held for sale. The Company believes that the $2.3 million net book value of these three plants is fully recoverable. These assets are included in Other Assets on the Company’s balance sheet at April 30, 2010. The Company has not yet determined how its idled manufacturing plant in Tahlequah, Oklahoma will be utilized in the future. Accordingly, this asset continues to be classified as Property, Plant and Equipment on the Company’s balance sheet, and continues to be depreciated at a rate of $0.5 million per year.

NOTE O—QUARTERLY FINANCIAL DATA (UNAUDITED)

FISCAL 2010	7/31/09	10/31/09	1/31/10	4/30/10
(in thousands, except share amounts)
Net sales	$100,835	$104,068	$89,230	$112,407
Gross profit	11,834	12,669	5,912	18,506
Loss before income taxes	(10,250)	(8,447)	(14,594)	(3,764)
Net loss	(6,406)	(5,280)	(9,121)	(1,534)
Loss per share
Basic	$(0.45)	$(0.37)	$(0.64)	$(0.11)
Diluted	$(0.45)	$(0.37)	$(0.64)	$(0.11)

FISCAL 2009	7/31/08	10/31/08	1/31/09	4/30/09
(in thousands, except share amounts)
Net sales	$139,153	$134,939	$131,153	$140,689
Gross profit	22,060	19,468	20,385	27,577
Income (loss) before income taxes	211	(761)	(336)	(5,265)
Net income (loss)	156	(481)	23	(2,932)
Earnings (loss) per share
Basic	$0.01	$(0.03)	$—	$(0.21)
Diluted	$0.01	$(0.03)	$—	$(0.21)

44 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

report of independent registered public

accounting firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS AMERICAN WOODMARK CORPORATION:

We have audited the accompanying consolidated balance sheets of American Woodmark Corporation (the Company), as of April 30, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of American Woodmark Corporation as of April 30, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Richmond, Virginia

June 30, 2010

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 45

management’s

report on internal control over financial reporting

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2010. In making its assessment, Management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management concluded that based on its assessment, American Woodmark Corporation’s internal control over financial reporting was effective as of April 30, 2010. The Company’s internal control over financial reporting as of April 30, 2010, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which appears in this Annual Report to Shareholders.

Kent B. Guichard
Chairman and Chief Executive Officer

Jonathan H. Wolk
Vice President and Chief Financial Officer

46 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

report of independent registered public accounting firm—internal control over financial reporting

THE BOARD OF DIRECTORS AND SHAREHOLDERS AMERICAN WOODMARK CORPORATION:

We have audited American Woodmark Corporation’s (the Company’s) internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of April 30, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2010 and our report dated June 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

Richmond, Virginia

June 30, 2010

AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT 47

stock performance graph

Set forth below is a graph comparing the five-year cumulative total shareholder return, including reinvestment of dividends, from investing $100 on May 1, 2005 through April 30, 2010 in American Woodmark Corporation common stock, the Russell 2000 Index, and the S&P Household Durables Index:

48 AMERICAN WOODMARK CORPORATION® 2010 ANNUAL REPORT

DIRECTORS AND EXECUTIVE OFFICERS

William F. Brandt, Jr.

Director:

Former Chairman and Chief Executive Officer

Andrew B. Cogan

Director:

Member of the Compensation Committee

Chief Executive Officer of Knoll, Inc.

Martha M. Dally

Director:

Chair of the Nominating and Governance Committee, and

Member of the Compensation Committee

Retired Vice President Customer Development of Sara Lee Corporation

James G. Davis, Jr.

Director:

Member of the Audit Committee

President and Chief Executive Officer of James G. Davis Construction Corporation

S. Cary Dunston

Senior Vice President, Manufacturing and Logistics

Kent B. Guichard

Director:

Chairman and Chief Executive Officer

Daniel T. Hendrix

Director:

Chair of the Compensation Committee

President and Chief Executive Officer of Interface, Inc.

Kent J. Hussey

Director:

Member of the Audit Committee

Retired Chairman and Chief Executive Officer of Spectrum Brands, Inc.

Carol B. Moerdyk

Director:

Chair of the Audit Committee, and

Member of the Nominating and Governance Committee

Retired Senior Vice President, International, OfficeMax Incorporated

Vance W. Tang

Director:

President and Chief Executive Officer of KONE Inc.

Jonathan H. Walk

Vice President and Chief Financial Officer; Corporate Secretary

CORPORATE INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders

of American Woodmark Corporation will

be held on August 26, 2010 at 9:00 a.m.

at the Holiday Inn, 333 Front Royal Pike

in Winchester, Virginia

ANNUAL REPORT ON FORM 10-K

A copy of the Company’s Annual Report on

Form 10-K for the fiscal year ended April 30, 2010, may

be obtained free of charge on the Company’s Web

site at www.americanwoodmark.com or by writing:

Glenn Eanes

Vice President & Treasurer

American Woodmark Corporation

PO Box 1980

Winchester, VA 22604-8090

CORPORATE HEADQUARTERS

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601-4208

(540) 665-9100

MAILING ADDRESS

PO Box 1980

Winchester, VA 22604-8090

TRANSFER AGENT

Registrar and Transfer Company

Investor Relations

(800) 368-5948

SHAREHOLDER INQUIRES

Investor Relations

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22604-8090

(540) 665-9100

www.americanwoodmark.com

American Woodmark™ is a trademark of American Woodmark Corporation®

Printed in U.S.A ©2010 American Woodmark Corporation®

Printed on recycled paper

Design by Phoenix Creative Group, www.phoenixcreativegroup.com

AMERICAN WOODMARK

CORPORATION

3102 Shawnee Drive

Winchester, Virginia 22601-4208

(540) 665-9100

(540) 665-9176 Fax

www.americanwoodmark.com